Form 20-F
period 2021-09-30
Bon Natural Life Ltd
filed 2022-01-31
CIK 1816815

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-40517

BON NATURAL LIFE LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

C601, Gazelle Valley, No.69 Jinye Road.

Xi’an Hi-tech Zone, Xi’an, China

People’s Republic of China

(Address of Principal Executive Offices)

Yongwei Hu, Chairman and Chief Executive Officer

C601, Gazelle Valley, No.69 Jinye Road.

Xi’an Hi-tech Zone, Xi’an, China

People’s Republic of China

Tel: + 0086-29-88346301

bonnatural@appchem.cn

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Common Stock, $0.0001 par value	BON	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (September 30, 2021): 8,330,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files) Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐	Non-Accelerated Filer	☒	Emerging Growth Company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Not Applicable

Annual Report on Form 20-F

Year Ended September 30, 2021

i

ii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“Bon Natural Life,” “the Company,” “we,” “us,” “our company” or “our” are to Bon Natural Life Limited a Cayman Islands corporation, its subsidiaries and its consolidated affiliated entities.

●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this report only, Hong Kong, Macau and Taiwan.

●	“Ordinary shares” or “Shares” are to our ordinary shares, par value $0.0001 per share;

●	“RMB,” “Renminbi” “Yuan,” or “¥” are to the legal currency of the People’s Republic of China;

●	“Tea Essence” are to Tea Essence Limited, our direct wholly owned subsidiary incorporated in Hong Kong.

●	“US$,” “U.S. dollars,” “$,” or “dollars” are to the legal currency of the United States;

●	“Xi’an App-Chem” are to Xi’an App-Chem Bio(Tech) Co., Ltd., an entity incorporated in the PRC or, depending on the context, Xi’an App-Chem Bio(Tech) Co., Ltd. and its subsidiaries

●	“Xi’an CMIT” are to Xi’an Cell and Molecule Information Technology Limited, one of our Wholly Foreign-Owned Enterprises incorporated in the PRC

●	“Xi’an Youpincui” are to Xi’an Youpincui Biotechnology Co., Ltd., another of our Wholly Foreign-Owned Enterprises incorporated in the PRC

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, this report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the possibility that we may not be able to maintain or increase our net revenues and profits due to our failure to anticipate consumer preferences and develop new menswear products, our failure to execute our business expansion plan, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under Item 3 “Key information—D. Risk Factors” and elsewhere in this report.

Readers are urged to carefully review and consider the various disclosures made by us in this report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this report speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisors

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statements of income and comprehensive income data for the fiscal years ended September 30, 2021 and 2020, and the selected consolidated statements of financial position data as of September 30, 2021 and 2020 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

Balance Sheet Data (Presented in $USD)

	As of September 30,
	2021	2020	2019
Current assets	$16,549,752	$10,840,214	$8,579,432
Total assets	$36,412,799	$25,202,229	$19,560,412
Current liabilities	$7,528,862	$11,696,969	$10,864,350
Total liabilities	$9,878,050	$14,179,220	$12,297,066
Total equity	$26,534,749	$11,023,009	$7,263,346
Total liabilities and equity	$36,412,799	$25,202,229	$19,560,412

Statements of Operations Data (Presented in $USD)

	For the years ended September 30,
	2021	2020	2019
Revenues	$25,494,564	$18,219,959	$16,396,018
Gross profit	$7,111,927	$5,202,313	$5,282,096
Operating expenses	$1,711,306	$1,734,148	$2,106,923
Income from operations	$5,400,621	$3,468,165	$3,175,173
Other income (expenses)	$29,763	$186,414	$(185,343)
Provision for income taxes	$820,931	$556,262	$427,194
Net income	$4,609,453	$3,098,317	$2,562,636
Net income attributable to Bon Natural Life Limited	$4,590,803	$3,026,673	$2,573,803
Earnings per share, basic	$0.69	$0.58	$0.50
Earnings per share, diluted	$0.68	$0.58	$0.50
Weighted average ordinary shares outstanding- basic	6,615,833	5,210,649	5,166,667
Weighted average ordinary shares outstanding- diluted	6,706,235	5,210,649	5,166,667

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in our capital stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related To Our Financial Condition and Business Model

Our failure to appropriately respond to changing consumer preferences and demand for new products or product enhancements could significantly harm our customer relationships and product sales and harm our financial condition and operating results.

Our business is subject to changing consumer trends and preferences, especially with respect to weight management; targeted nutrition; energy, sports, and fitness; and other nutrition products. Our continued success depends in part on our ability to anticipate and respond to these changes, and we may not respond in a timely or commercially appropriate manner to such changes. Furthermore, the nutritional supplement industry is characterized by rapid and frequent changes in demand for products and new product introductions and enhancements. Our failure to accurately predict these trends could negatively impact consumer opinion of our products and cause the loss of sales. Our short term new product development primarily focuses on health supplements, such as various powder drink products seeking to i) boost immunity; ii) prevent indigestion; iii) prevent respiratory infection; iv) prevent allergic skin reaction; v) improve sleep quality; vi) prevent memory loss and vii) alleviate anxiety. Our products have not been approved as effective in treating or preventing any health conditions and/or diseases by a regulatory agency in the PRC. In terms of product enhancements, we are also working on increasing the purity of our bioactive food ingredients, such as our ultra-pure stachyose as a dietary supplement for infants, flavanols to seek intestine health improvement, procyanidin b2 to seek to promote hair growth, and high soluble and low residue sclareolide to seek weight management. The success of our new product offerings and enhancements depends upon a number of factors, including our ability to:

●	accurately anticipate customer needs;

●	innovate and develop new products or product enhancements that meet these needs;

●	successfully commercialize new products or product enhancements in a timely manner;

●	price our products competitively;

●	manufacture and deliver our products in sufficient volumes and in a timely manner; and

●	differentiate our product offerings from those of our competitors.

If we do not introduce new products or make enhancements to meet the changing needs of our customers in a timely manner, some of our product offerings could be rendered obsolete, which could negatively impact our revenues, financial condition and operating results.

If we are unable to build sufficient distribution network to meet increasing demand of our products, our ability to execute on our business plan as outlined in this report will be impaired.

We sell our products through our direct sales force and distribution channel. Although our sales and distribution satisfy our existing business needs, they might be insufficient to meet demand for our products as we continue to grow our business, which could result in harm to our sales and business operations, financial condition and results of operations. To mitigate such risk, we intent to invest our internally generated cash from operations and capital to be raised to add additional teams to our direct sales force, expand our geographic reach with new distribution channels into other provinces within China and overseas, and establish more sales online. If our planned efforts to expand our sales and distribution channels are not effective, our ability to execute on our business plan and to realize continued growth with be impaired.

Production difficulties, quality control problems, inaccurate forecasting and reliance on third-party suppliers could harm our business.

Production difficulties, quality control problems, inaccurate forecasting and our reliance on third party suppliers to manufacture and deliver products that meet our specifications in a timely manner could harm our business. We could experience production difficulties with respect to our products, including the availability of raw materials, components, packaging and products that do not meet our specifications and quality control standards. These production difficulties and quality problems could result in stock outages or shortages in our markets with respect to such products, harm our sales, or create inventory write-downs for unusable products.

The inability to obtain adequate supplies of raw materials for products at favorable prices, or at all, could have a material adverse effect on our business, financial condition, or results of operations.

We acquire our raw materials for the manufacture of our products from third-party suppliers. Materials used in manufacturing our products are purchased through purchase order, often invoking pre-negotiated supply agreements. We have very few long-term agreements for the supply of these materials. There is a risk that any of our suppliers could discontinue selling raw materials to us. Although we believe that we could establish alternate sources for most of our products, any delay in locating and establishing relationships with other sources could result in product shortages or back orders for products, with a resulting loss of net sales. In certain situations, we may be required to alter our products or to substitute different products from another source. There can be no assurance that suppliers will provide the raw materials that are needed by us in the quantities that we request or at the prices that we are willing to pay. Because we do not control the actual production of certain raw materials, we are also subject to delays caused by any interruption in the production of these materials, based on conditions not within our control, including weather, crop conditions, transportation interruptions, strikes by supplier employees, and natural disasters or other catastrophic events.

Our products have not been clinically proven to be safe or effective, and our quality control efforts are limited to ensuring ingredient and product purity and certain safety measures. If our products, or similar products distributed by other companies, were prove or asserted to be unsafe or ineffective, our business would be harmed.

Our products include nutritional supplements that are made from vitamins, minerals, herbs, and other substances for which there is a long history of human consumption. Some of our products contain innovative ingredients or combinations of ingredients. Although we believe that all of our products are safe when taken as directed, there is little long-term experience with human consumption of certain of these product ingredients or combinations of ingredients in concentrated form. We have not conducted clinical trials on the safety or efficacy of our products, and no government agency with authority has made any determination regarding their safety or efficacy. Our inspection and quality control efforts are limited to ensuring ingredient and product purity and quality. We follow industry best practices by inspecting sourced raw materials and finished products and formulating our products and in accordance to “ISO22000 Food Safety Management System-Procurement Control Procedure”, “People’s Republic of China National Standard-Powder Drink”, and “People’s Republic of China Domestic Trade Industry Standard-Tablet Candy”. In addition to our self-inspections, we use authorized national food quality control and safety inspection agencies to inspect our raw materials and finished products. These inspections and practices, however, do not constitute proof or assurance that our products are safe or effective. We could be adversely affected in the event that our products, or similar products distributed by other companies, were proven or are asserted to be ineffective or harmful to consumers or in the event of adverse publicity associated with any illness or other adverse effects resulting from consumers’ use or misuse of our products or similar products of our competitors.

Disruptions resulting from the Covid-19 pandemic have had a material negative impact on our results of operations, and pose continuing additional risks to our operations.

In December 2019, a novel strain of COVID-19 was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. To reduce the spread of the COVID-19, the Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures. Due to difficulties resulting from the COVID-19 outbreak, including, but not limited to, the temporary closure of the Company’s factory and operations beginning in early February, limited support from the Company’s employees, delayed access to raw material supplies and inability to deliver products to customers on a timely basis, the Company’s business was negatively impacted and generated lower revenue and net income during the period from February to April 2020. The Company resumed operations on March 2, 2020 and received and fulfilled an increasing number of customer orders in the second half of fiscal year 2020, especially for bioactive food ingredients, including Stachyose due to local government recommendation and increasing consumer demand. As a result, our revenues increased approximately 11.1% in fiscal year 2020 as compared to fiscal year 2019, to approximately $18.22 million. Our net income increased approximately 20.9% as compared to fiscal year 2019, to approximately $3.10 million in fiscal year 2020. Our revenues were $25,494,564 in fiscal year 2021, an increase of $7,274,605, or approximately 39.9% as compared to $18,219,959 in fiscal year 2020. Our net income increased by 48.8%, from $3,098,317 in fiscal year 2020 to $4,609,453 in fiscal year 2021 because we fulfilled increased sales orders in fiscal year 2021 when COVID-19 was relatively under control in China. As of the date of this annual report, although the negative impact of the COVID-19 coronavirus outbreak on our business seems to be temporary in China, there is still uncertainty both in China and globally and potential disruption to business and the economy. A resurgence could negatively affect the execution of customer contracts, the collection of customer payments, or disruption of the Company’s supply chain. The continued uncertainties associated with COVID 19 may cause the Company’s revenue and cash flows to underperform in the next 12 months from the date of issuance of our 2021 consolidated financial statements. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the date of this report.

We may face increased competition from new and existing firms with greater capital resources, which could cause our market share and profitability to decline if we do not successfully meet competitive challenges.

Because of the strong prospects and recent growth of our existing business, we may face new direct competition from some counterparts engaged in other categories of the natural products and ingredients business, such as Chenguang Biotech from China, which is engaged in natural colors, Layn, which engaged in natural sweeteners, and European counterparts like Koninklijke DSM N.V., Symrise AG, and Givaudan SA. These firms may seek to compete directly with Xi’an App-Chem in its existing businesses to some extent. The size, financial strength, technology foundation and development capabilities of the above-mentioned companies are strong, and potential competition from these firms will be a key competitive challenge in the near future. In addition, large and well-developed food and food ingredient companies may seek to enter the nutritional health space. These companies may challenge us by seeking to secure key raw material sources for their products and to acquire stability, reliability and cost advantages for their supply chains. Because of the strong capital and brand strength of such companies, they might pose challenges to us in the future. If we are unable to continue to expand, innovate, and collaborate to improve our market position in the face of new competition, our market share, revenues, and profitability will be adversely affected.

If we do not obtain substantial additional financing, our ability to execute on our business plan as outlined in this report will be impaired.

Our plans for business expansion and development are dependent upon our raising significant additional capital. Our plans call for significant new investments in research and development, marketing, expanded productions capacity, and working capital for raw materials and other items. Management estimates that our capital needs for expansion will be approximately $40 million. We will be required to seek additional investments, loans or debt financing to fully pursue our business plans. Such additional investment may not be available to us on terms which are favorable or acceptable. Should we be unable to meet our full capital needs, our ability to fully implement our business plan will be impaired.

If we are unable to retain key personnel and hire new key personnel, we may not be able to implement our business plan.

Our ability to succeed depends upon the experience and contributions of our key personnel, and in particular, our founder and CEO, Mr. Hu. The loss of the services of these individuals, if they are not adequately replaced, could have a substantial adverse effect on our financial condition, results of operations, and prospects. Our future success will also depend on our ability to identify, attract, and retain additional qualified personnel as we expand our operations. There is no guarantee that we will be successful in identifying, attracting, and retaining such personnel. Consequently, the loss of any of those individuals may have a substantial effect on our future success or failure. We may have to recruit qualified personnel with competitive compensation packages, equity participation, and other benefits that may affect the working capital available for our operations. Management may have to seek to obtain outside independent professionals to assist them in assessing the merits and risks of any business proposals as well as assisting in the development and operation of many company projects. No assurance can be given that we will be able to obtain such needed assistance on terms acceptable to us. Our failure to attract additional qualified employees or to retain the services of key personnel could have a material adverse effect on our operating results and financial condition.

Negative publicity may harm our brand and reputation and have a material adverse effect on our business.

Negative publicity about us, including our services, management, business model and practices, compliance with applicable rules, regulations and policies, or our network partners may materially and adversely harm our brand and reputation and have a material adverse effect on our business. We cannot assure you that we will be able to defuse any such negative publicity within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted on the internet by anyone on a named or anonymous basis, and can be quickly and widely disseminated. Information posted may be inaccurate, misleading and adverse to us, and it may harm our reputation, business or prospects. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of negative and potentially inaccurate or misleading information about our business and operations, which in turn may materially adversely affect our relationships with our customers, employees or business partners, and adversely affect the price of our Shares.

Because we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.”

We are an “emerging growth company” as defined under the Jumpstart our Business Startups Act (“JOBS Act”). We will remain an “emerging growth company” for up to five years, or until the earliest of:

(i)	the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion,

(ii)	the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or

(iii)	the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

As an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to:

●	not being required to comply with the auditor attestation requirements of section 404(b) of the Sarbanes-Oxley Act (“Sarbanes Oxley”) (we also will not be subject to the auditor attestation requirements of section 404(b) as long as we are a “smaller reporting company”, which includes issuers that had a public float of less than $75 million as of the last business day of their most recently completed second fiscal quarter);

●	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in section 7(a)(2)(B) of the Securities Act of 1933 (the “Securities Act”) for complying with new or revised accounting standards. Under this provision, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Risks Related to Our Corporate Structure

We previously carried out our online sales through the ICP license held by Xi’an App-Chem by means of Contractual Arrangements. If the PRC government determines that these contractual arrangements did not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Due to PRC legal restrictions on foreign ownership in companies that engage in online sales China, we originally carried out our business through Xi’an App-Chem, a domestic PRC company holding a value-added telecommunications license, through a variable interest entity structure.

However, our online sales have historically generated minimal revenues. On September 28, 2021, our Board of Directors approved a restructuring of our corporate structure to terminate the original VIE contractual agreements, to convert Xi’an App-Chem from a PRC domestic company into a Sino-foreign joint venture, and to transfer 100% of the ownership interests in Xi’an App-Chem from its original shareholders to Xi’an CMIT and Xi’an Youpincui. On October 21, 2021, Xi’an Ap-Chem’s original shareholders signed the share transfer agreement to transfer their 100% ownership interest in Xi-an App-Chem to Xi’an CMIT and Xi’an Youpincui. On October 22, 2021, Xi-an App-Chem completed its business license registration with PRC government and became a foreign investment enterprise

However, even though we terminated the original VIE contractual agreements, there are still substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules in respect of our previous use of the variable interest entity structure; accordingly, the PRC regulatory authorities may impose severe penalties retroactively.

If we were subject to severe penalties retroactively, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations and failures, including:

●	revoking the business and operating licenses of such entities;
●	discontinuing or placing restrictions or onerous conditions on our operations;
●	imposing fines, confiscating the income from our PRC subsidiaries, or imposing other requirements with which we or our PRC entities may not be able to comply;
●	restricting or prohibiting our use of the proceeds from a U.S. public offering to finance our business and operations in China.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations.

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020. Along with the Foreign Investment Law, the Implementing Rules of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People’s Court became effective on January 1, 2020. Since the Foreign Investment Law and its current implementation and interpretation rules are relatively new, uncertainties still exist in relation to their further application and improvement.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list”. It is unclear whether the “negative list” to be published pursuant to the Foreign Investment Law will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2021 Version). The Foreign Investment Law provides that foreign-invested entities operating in “restricted” industries will require market entry clearance and other approvals from relevant PRC government authorities. As of the date hereto, the current business activities of our PRC subsidiaries are not within the “negative list”, and foreign investors are allowed to hold 100% equity interests of our PRC subsidiaries under the Foreign Investment Law. We have no plans at the present to substantially change our PRC subsidiaries’ business activities in the future. However, it’s uncertain whether we will engage in business activities that are in the “negative list”, as the “negative list” may be amended from time to time.

Risks Related to Legal Uncertainty and Doing Business in China

Because all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our ordinary shares.

As all of our business operations are conducted in China, we are subject to the laws and regulations of the PRC, which can be complex and evolve rapidly. The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China.

As relevant laws and regulations are relatively new and the PRC legal system continues to rapidly evolve with little advance notice, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	Delay or impede our development,
●	Result in negative publicity or increase our operating costs,
●	Require significant management time and attention, and
●	Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our ordinary shares.

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. PRC has recently proposed new rules that would require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that would significantly tighten oversight over China-based internet giants. On July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. Later on December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and will become effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. On November 14, 2021, the CAC published the Network Internet Data Protection Draft Regulations (draft for comments), which reiterates that data handlers that process the personal information of more than one million users listing in a foreign country should apply for a cybersecurity review.

Our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry and we do not believe we are among the “operator of critical information infrastructure” , “data processor”, “online platform operators” or “data handler” as mentioned above. However, since the Measures for Cybersecurity Review (2021 version) was newly adopted and the Network Internet Data Protection Draft Regulations (draft for comments) is in the process of being formulated, it is unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities. Thus we could not assure you that we will not be deemed as the “operator of critical information infrastructure”, “data processor”, “online platform operators” or “data handler” as mentioned above.. As of the date of this report, we and our PRC subsidiaries have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, and have not received any requirements to obtain permissions from any PRC authorities to issue our ordinary shares to foreign investors or were denied such permissions by any PRC authorities. Uncertainties still exist due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CRSC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

If the Chinese government were to impose new requirements for approval from the PRC Authorities to issue our ordinary shares to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), which were published for public comments only with the comment period expired on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas market.

The Draft Rules Regarding Overseas Listing stipulate that the Chinese-based companies, or the issuer, shall fulfill the filing procedures within three working days after the issuer makes an application for initial public offering and listing in an overseas market. The required filing materials for an initial public offering and listing should include at least the following: record-filing report and related undertakings; regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable); PRC legal opinion; and prospectus.

In addition, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (4) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. The Administration Provisions defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB 1 million and RMB 10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license.

However, as of the date of this report, the Draft Rules Regarding Overseas Listing have not yet gone into effect, it is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals or to fulfill any record-filing requirements. The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. If we do not receive any required approvals or record-filing or if we incorrectly conclude that approvals or record-filing are not required or if the CSRC or other regulatory agencies promulgate new rules, explanations or interpretations requiring that we obtain their prior approvals or ex-post record-filing for any U.S. public offering and any follow-on offering, we may be unable to obtain such approvals and record-filing which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

Furthermore, the PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence our operations at any time, which are beyond our control. Therefore, any such action may adversely affect our operations and significantly limit or hinder our ability to offer or continue to offer securities and reduce the value of such securities.

As of the date of this report, we and our PRC subsidiaries have not been involved in any investigations on cybersecurity review initiated by the Cyber Administration of China or related governmental regulatory authorities, and have not received any requirements to obtain permissions from any PRC authorities to issue our Ordinary Shares to foreign investors or were denied such permissions by any PRC authorities. However, given the current PRC regulatory environment, it is uncertain when and whether we or our PRC subsidiaries, will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings. As of the date of this report, except for the potential uncertainties disclosed above, we have not received any inquiry, notice, warning, sanctions or regulatory objection to any of our completed or planned U.S. offerings from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If it is determined in the future that the approval of the CSRC, the CAC or any other regulatory authority is required for us to conduct a public offering in the U.S., any future public offerings will be delayed until we have obtained the relevant approvals. There is also the possibility that we may not be able to obtain or maintain such approval or that we inadvertently concluded that such approval was not required. If the approval was required while we inadvertently concluded that such approval was not required or if applicable laws and regulations or the interpretation of such were modified to require us to obtain the CSRC approval in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from U.S. public offerings into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

All of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

We may incur material product liability claims, which could increase our costs and harm our financial condition and operating results.

Our ingestible products include milk thistle extracts, apple polyphenol and other ingredients and are classified as foods or raw materials of dietary supplements and, unlike prescription medication, our product formulas are not subject to pre-market regulatory approval with respect to medical efforts in China in which our products are distributed. Our products could contain contaminated substances, and some of our products contain some ingredients that do not have long histories of human consumption. We rely upon published and unpublished safety information including clinical studies on ingredients used in our products. These studies include “Safety and toxicity of silymarin, the major constituent of milk thistle extract: An updated review” [available at https://onlinelibrary.wiley.com/doi/abs/10.1002/ptr.6361], “The toxicology and safety of apple polyphenol extract” [available at https://www.sciencedirect.com/science/article/abs/pii/S0278691504000493?via%3Dihub], “Public Announcement Regarding Haematococcus Pluvialis and Other New Resource Food” [Evaluation Division of Food Safety Standard and Inspection,” No. 17 issued on October 29, 2010] [available at http://www.nhc.gov.cn/sps/s7891/201011/7957c2f1326c4990b5e67ce2d3ceb783.shtml?from=singlemessage&isappinstalled=0] (indicating that Stachyose is a safe ordinary food) and other reports by independent research institutions. In addition, stachyose is permitted for ordinary food production by the Ministry of Health of China. We do not, however, conduct or sponsor clinical studies of our products. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur. As a marketer of dietary and nutritional supplements and other products that are ingested by consumers or applied to their bodies, we may be subjected to various product liability claims, including that (i) the products contain contaminants, (ii) the products include inadequate instructions as to their uses, or (iii) the products include inadequate warnings concerning side effects and interactions with other substances. It is possible that widespread product liability claims could increase our costs, and adversely affect our revenues and operating income.

Food safety regulations regarding the raw ingredients for our products may restrict, inhibit or delay our ability to sell our products.

Before 2018, the China Food and Drug Administration, or the CFDA, had the regulatory authority to oversee, administer and enforce all laws, regulations and rules concerning the food industry business operations in China. After the institutions reformed, the CFDA has been abolished, and relevant regulatory authority has been taken over by the State Administration for Market Regulation, or the SAMR, under the State Council.

The food industry is subject to extensive regulations in China. The PRC laws and regulations governing the food industry primarily consist of the PRC Food Safety Law (2009), as last amended in 2018; the Implementation Regulation for the Food Safety Law of PRRC (2009), or the Food Safety Regulation, as amended in 2019; the Administrative Measures for Food Production Licensing (2010), or the Food Production Licensing Rule, as amended in 2020; and the Administrative Measures for Food Business Licensing (2015), or the Food Business Licensing Rule, as amended in 2017. Under the PRC Food Safety Law and the Food Safety Regulation, food product manufacturers and business operators shall obtain the required food production permits; food producers and business operators are subject to regular quality inspection and supervision by the local governmental agencies and their product permits may be revoked if they no longer meet the standards and requirements for food production and operation; food-producing enterprises shall establish and implement food safety management systems, such as ingredient inspection and acceptance, production process safety management, storage management, equipment management, and substandard product management systems; and packaging of pre-packed food shall bear a label which states manufacturing permit serial number; among other things. The State Council implements a licensing system for food product manufacture and distribution. According to the Food Production Licensing Rule, a food production license must be obtained prior to engaging in food production activities in the PRC. The Food Business Licensing Rule requires food business operators to obtain a food business license for each business entity engaging in food business operations. We have obtained the required Food Production Licenses and Food Business Licenses for related products. In order for our business to continue, we must continue to comply with all government inspection and licensing requirements. If we were to have an unsatisfactory inspection, or otherwise fail to comply with government safety regulations in all respects, our ability to continue operations and to continue to sell our products may be inhibited or delayed. Additionally, the term of Food Production Licenses and Food Business Licenses is 5 years. We have been closely monitoring the status of all the permits and have applied for renewal before the relevant licenses expired. The failure to renew the relevant licenses and/or registrations may subject us to fines or sanctions which will have negative impact on our production.

Any disruption of our factories or our suppliers’ factories could materially and adversely affect our business and results of operations.

Currently, our products are primarily produced at our factories located in China. We also rely on our suppliers to produce raw materials and components of our products. Nevertheless, natural disasters or other unanticipated catastrophic events, including storms, fires, explosions, earthquakes, terrorist attacks and wars, as well as changes in governmental planning for the land where our factories or our suppliers’ factories are located could significantly impair our ability to manufacture our products and operate our business. Catastrophic events could also destroy the inventories stored in and those suppliers’ factories. The occurrence of any catastrophic event could result in the temporary or long-term closure of manufacturing facilities, and severely disrupt our business operations.

In addition, the factories are subject to fire control and environmental inspections and regulations. As of the date of this report, we cannot assure you that all the factories were in strict compliance with such fire control and environmental inspections and regulations based on our knowledge. If such facilities fail to rectify and pass the fire control and environmental inspections or comply with relevant fire control and environmental requirements relating to production activities in a timely manner, they may be subject to fines, cohesive rectification, suspension and closure, which may materially and adversely affect the production of our factories and in turn may impact our business. In the event of any changes in the PRC laws and/or regulations and/or government policies on environmental protection and more stringent requirements are imposed on Company, we may have to incur extra costs and expenses to comply with such requirements and our business and results of operations may be adversely affected. In addition, such facilities are also subject to health and safety laws and regulations imposed by the PRC governmental authorities to ensure a healthy and safe production environment. Failure to comply with the existing and future health and safety laws and regulations could subject the factories to monetary damages and fines, disruption to production plans, suspension of their operations, which may in turn materially and adversely affect our business operations. Furthermore, if any on-site personnel at such facilities is suspected of having any communicable diseases, such as COVID-19, such facilities may be subject to temporary closure and quarantine requirements, which may in turn materially and adversely affect our business operations.

Furthermore, various special equipment, such as boilers, pressure vessels, pressure pipes, and elevators, was in use on-site in these factories, which involve a high degree of safety risks. Proprietors using special equipment shall, before or within 30 days after such special equipment is put into use, handle registration with the department in charge of the supervision and administration of special equipment safety and obtain the registration license. The operators and relevant managerial staff may not engage in corresponding operations or management until they pass certain examination and acquire the certificates of special operators. As of the date of this report, we cannot assure you that all such special equipment has been registered with the local governmental authorities as legally required or all operators and relevant managerial staff have obtained relevant qualifications. Failure to comply with such regulations may subject the factories to orders to take corrective action within a stipulated time, fines and suspension of their operations, which may in turn materially and adversely affect our business operations.

Besides, some of our factories are located on leased properties. Though such leases are renewable upon expiration, our ability to renew existing leases upon their expiration is crucial to our production activities, operations and profitability. If we are unable to negotiate for a renewal of the relevant leases, we may be forced to relocate our production bases and it may be difficult and costly to replace or relocate our factories and equipment on a timely basis. We have not registered the lease agreement relating to our factories and offices with the PRC governmental authorities as required by PRC law and thus we may be ordered by the PRC government authorities to rectify such noncompliance or we may be subject to fines imposed by PRC government authorities. See also “We are subject to risks relating to our leased properties.”

If we experience any unanticipated disruptions to us or our suppliers or if we are unable to renew our current leases, our production will be severely disrupted, which may in turn materially and adversely affect our business, financial condition and results of operations.

We are subject to risks relating to our leased properties

We lease certain real properties from third parties primarily for our production facilities and offices in China, and such lease agreements for these properties have not been registered with the PRC governmental authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance is not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for each lease agreement that has not been registered with the relevant PRC governmental authorities.

The ownership certificates or other similar proof of our leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. As of the date of this report, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without obtaining proper ownership proof. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our officers in a timely manner, our operations may be interrupted.

We may not be able to protect our intellectual property rights.

We rely on a combination of trademark, fair trade practice, patent, copyright and trade secret protection laws in China. Intellectual property protection may not be sufficient in China. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our patent rights in China. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the report based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. According to Article 177 of the PRC Securities Law which was amended in December 2019, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties, leaving no mechanism to obtain information or conduct an investigation, if necessary

We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including for services of any debt we may incur. Our subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiary to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary and its subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. These reserves are not distributable as cash dividends. A company may discontinue the contribution when the aggregate sum of the statutory surplus reserve is more than 50% of its registered capital. The statutory common reserve fund of a company shall be used to cover the losses of the company, expand the business and production of the company or be converted into additional capital. Subject to above-referenced limitations and at the discretion of board of directors, the accumulated profits after appropriation of statutory surplus reserve available for dividends were $9,192,676 and $5,072,672 as of September 30, 2021 and 2020, respectively. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to its shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business. As of September 30, 2021, the statutory surplus reserves of our PRC subsidiary and its subsidiaries, as percentage of their respective registered capitals, ranged from 1% to 24% and averaged 15% in the aggregate.

To address the persistent capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or the SAFE Circular 3, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principal of genuine transaction. The PRC government may continue to strengthen its capital controls and our PRC subsidiary’s dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if, among other requirements, the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Under the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, promulgated by the State Administration of Taxation, or the SAT, on February 20, 2009, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, our Hong Kong subsidiary may be able to benefit from the 5% withholding tax rate for the dividends it receives from our PRC subsidiary, if it satisfies the conditions prescribed under the SAT Circular 81, and other relevant tax rules and regulations. However, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiary. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiary.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC laws, legal documents for corporate transactions, including agreements and contracts, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible person will submit the application which will then be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of any securities offerings to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiary. We may make loans to our PRC subsidiary subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiary in China.

Any loans to our PRC subsidiary in China, which is treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiary in China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the SAFE. In addition, a foreign-invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign-invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Circular of the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from an offering of our securities, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China.

On October 23, 2019, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which took effect on the same day. SAFE Circular 28, subject to certain conditions, allows foreign-invested enterprises whose business scope does not include investment, or the non-investment foreign-invested enterprises, to use their capital funds to make equity investments in China. Since SAFE Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our PRC subsidiary in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiary when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we may receive from any securities offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Although the audit report included in this report was issued by U.S. auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our ordinary shares may be delisted or prohibited from trading.

The audit report included in this annual report was issued by Friedman, LLP (“Friedman”) a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing Friedman in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. If we were to engage a different auditor in the future, we would engage an auditor that is U.S.-based and subject to full PCAOB inspection with all materials related to the audit of our financial statements accessible to the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. In such case, we will engage a new qualified and fully inspected auditor, which may result in us delaying or restating our financial statements.

The PCAOB is currently unable to conduct inspections in China without the approval of Chinese government authorities. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCAA”), which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCAA on December 2, 2020, and the HFCAA was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On December 2, 2021, the SEC adopted final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong.

Should the PCAOB be unable to fully conduct inspection of our auditor’s work papers in China, it will make it difficult to evaluate the effectiveness of our auditor’s audit procedures or equity control procedures. Investors may consequently lose confidence in our reported financial information and procedures or quality of the financial statements, which would adversely affect us and out securities.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from any securities offerings into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Shares.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, promulgated by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. The M&A Rules require, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have an impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions that are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, to replace the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who control, or have prior to the implementation of SAFE Circular 37 controlled, directly or indirectly of offshore special purpose vehicles, or SPVs, will be required to register such investments with the SAFE or its local branches. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the SPVs, by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contribution into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investment and outbound overseas direct investment, including those required under the SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

These regulations may have a significant impact on our present and future structuring and investment. We have requested or intend to take all necessary measures to require our shareholders who to our knowledge are PRC residents to make the necessary applications, filings and amendments as required under these regulations. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not always be able to compel them to comply with all relevant foreign exchange regulations. We further intend to structure and execute our future offshore acquisitions in a manner consistent with these regulations and any other relevant legislation. However, because it is presently uncertain how the SAFE regulations and any future legislation concerning offshore or cross-border transactions will be interpreted and implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, we cannot provide any assurances that we will be able to comply with, qualify under, or obtain any approvals required by the regulations or other legislation. Furthermore, we cannot assure you that any PRC shareholders of our company or any PRC company into which we invest will be able to comply with those requirements. Any failure or inability by such individuals or entities to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant governmental authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans of overseas, publicly listed company may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies before they obtain the incentive shares or exercise the share options. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Circular of the State Administration of Foreign Exchange on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the SAFE Circular 7, promulgated by the SAFE in 2012. Pursuant to the SAFE Circular 7, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. Since We are an overseas listed company pursuant to the SAFE Circular 7, our executive officers and other employees who are PRC citizens or non-PRC citizen residing in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations. Failure to complete the SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us.

The SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued the Circular of the State Administration of Taxation on Issues Concerning the Identification of Chinese-controlled Overseas Registered Enterprises as Resident Enterprises in accordance with the Actual Standards of Organizational Management, or the SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the places where the senior management and senior management departments responsible for the daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC; (ii) decisions relating to the enterprise’s financial matters (such as money borrowing, lending, financing and financial risk management) and human resource matters (such as appointment, dismissal and salary and wages) are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. In addition, the SAT issued the Bulletin of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) in 2011, providing more guidance on the implementation of SAT Circular 82. This bulletin clarifies matters including resident status determination, post determination administration, and competent tax authorities. In January 2014, the SAT issued the Bulletin of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions, or SAT Bulletin 9. According to SAT Bulletin 9, a Chinese-controlled offshore incorporated enterprise that satisfies the conditions prescribed under the SAT Circular 82 for being recognized as a PRC tax resident must apply for being recognized as a PRC tax resident to the competent tax authority at the place of registration of its main investor within the territory of China.

We believe that Bon Natural Life Limited is not a PRC resident enterprise for PRC tax purposes. See “Regulation—Regulations Relating to Tax—Enterprise Income Tax.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Bon Natural Life Limited or any of our offshore subsidiaries is a PRC resident enterprise for enterprise income tax purposes, we and our offshore subsidiary will be subject to PRC enterprise income on their worldwide income at the rate of 25%, which would materially reduce our net income. Furthermore, if we are treated as a PRC tax resident enterprise, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of Bon Natural Life Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Bon Natural Life Limited is treated as a PRC resident enterprise.

We may incur liability for unpaid taxes, including interest and penalties.

In the normal course of business, our Company may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. PRC taxing authorities may take the position that the Company owes more taxes than it has paid. The Company recorded tax liabilities of $5.1 million as of September 30, 2021, primarily including $1.7 million income tax payable and approximately $3.3 million in unpaid value added taxes (“VAT” tax). The Company initially expected to settle the unpaid income tax liabilities in May 2021 when the 2020 annual income tax return was filed with local tax authority, and settle the unpaid VAT tax liabilities before September 30, 2021. In May 2021, the Company negotiated with local tax authorities and submitted a settlement extension application in accordance with the notices issued by local government to encourage enterprises to conduct public offerings. For the unpaid income tax and VAT tax liabilities, the Company obtained an approval from local tax authority to extend the tax liability settlement date from May 2021 to December 31, 2021. In December 2021, due to recent COVID-19 resurgence which caused strict city lockdown in Xi’an where the Company is headquartered, the Company re-negotiated with local tax authorities and submitted a settlement extension application in accordance with the notices issued by the State Administration of Taxation to encourage micro, small and medium-sized enterprises in manufacturing industry. For the unpaid income tax and VAT tax liabilities, the Company obtained an approval from local tax authority to further extend the tax liability settlement date from December 31, 2021 to June 30, 2022 without interest and penalty during this extended time period. It is possible that the tax liability of the Company for past taxes may be higher than those amounts, if the PRC authorities determine that we are subject to interest and penalties or that we have not paid the correct amount. To the extent our Company is unable to settle its tax liabilities as scheduled, or interest and penalties on unpaid tax liabilities assessed by tax authorities greatly exceed management’s estimates, our financial condition and operating results may be negatively impacted.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued a Bulletin of State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfer of Properties by Non-resident Enterprises, or SAT Bulletin 7, which came into effect on February 3, 2015, but will also apply to cases where their PRC tax treatments are not yet concluded. Pursuant to SAT Bulletin 7, an ‘‘Indirect Transfer’’ of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the SAT issued the Bulletin of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets in China indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise as either transferor or transferee, or the PRC entity whose equity is transferred, may report such Indirect Transfer to the relevant tax authority. Under the “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and we may be subject to withholding obligations if our company is a transferee in such transactions, under SAT Bulletin 7 and SAT Bulletin 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under SAT Bulletin 7 and SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

If our preferential tax treatments and government subsidies are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

The Chinese government has provided tax incentives to our operating subsidiary in China, including reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. According to the Administrative Measures for the Accreditation of High-tech Enterprises promulgated by three PRC regulatory agencies, including SAT, the qualification of high and new enterprise is effective for a renewable three-year permitted. If our operating subsidiary fails to renew the qualification of high and new enterprise, it will be subject to the statutory enterprise income tax rate of 25%. In addition, our operating subsidiary enjoys local government subsidies. Any increase in the enterprise income tax rate applicable to our PRC subsidiary or our operating subsidiary in China, or any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments and local government subsidies currently enjoyed by our operating subsidiary in China, could adversely affect our business, financial condition, and results of operations.

Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest, and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

Our failure to fully comply with PRC labor-related laws may expose us to potential penalties.

Companies operating in China are required to participate in mandatory employee social security schemes that are organized by municipal and provincial governments, including pension insurance, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing provident funds. Such schemes have not been implemented consistently by the local governments in China given the different levels of economic development in different locations, but generally require us to make contributions to employee social security plans at specified percentages of the salaries, bonuses and certain allowances of our eligible full-time employees, up to a maximum amount specified by the local government from time to time. We have accrued in financial statements but not made full contributions to the social insurance and housing provident funds in accordance for our eligible full-time employees as required by the relevant PRC laws and regulations. As the date of this report, none of our subsidiaries had received any notice from local authorities or any claim or request from the employees in this regard. Our failure to make full contributions to social insurance and to comply with applicable PRC labor-related laws regarding housing funds may subject us to late payment penalties and other fines or labor disputes, and we could be required to make up the contributions for these plans, which may adversely affect our financial condition and results of operations.

According to applicable PRC laws and regulations, employers must open social insurance registration accounts and housing provident fund accounts and pay social insurance and housing provident funds for employees. Our PRC subsidiary or some its subsidiaries have not opened social insurance registration accounts or housing provident fund accounts. We may be subject to penalties imposed by the local social insurance authorities and the local housing provident fund management centers for failing to discharge our obligations in relation to payment of social insurance and housing provident funds as an employer.

Our failure to fully comply with PRC construction-related laws may expose us to potential penalties.

Our PRC subsidiary has rented a factory in Weinan, Shaanxi for use as our Weinan Raw Materials and Ingredients Production Site (See “History and Organizational Structure—Property, Plants, and Equipment — Weinan Raw Materials and Ingredients Production Site”). The landlord constructed some buildings of this production site without obtaining the planning permits, construction permits, or going through the completion filing, fire safety filing, or environmental protection procedures in accordance with the PRC laws and regulations. Such failure to comply with the relevant laws and regulations may subject us to administrative penalties, including but not limited to paying fines, being required to stop using or demolishing such buildings. As the date of this report, our PRC subsidiary and its subsidiaries have not received any notice or any claim from the local authorities with respect to such buildings. We will urge the landlord to apply for relevant permits and handle relevant procedures or filings with the local authorities.

Such buildings are mostly used as the warehouses. If the local authorities require us to stop using such buildings, we will need to rent new warehouses, which may affect our normal operations and cause operating losses. But we believe that the amount of the loss will not exceed 3% of the Company’s sale revenues. In addition, the lease term of this production site will expire on December 31, 2024. At that time, we may not renew the lease of this production site and may transfer the production to a new production base.

Risks Related to our Securities

The trading price for our Shares may fluctuate significantly.

Our Shares are listed on the Nasdaq Capital Market under the symbol “BON.” We can provide no assurance that the trading price of our Shares will not decline. As a result, investors in our securities may experience a significant decrease in the value of their Shares.

The trading price of our Shares can be volatile, which could result in substantial losses to investors.

The trading price of our Shares can be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our Shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new offerings, solutions and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our services or our industry;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our Shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Our directors and officers collectively own an aggregate of 26.48% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions.

They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the Shares. These actions may be taken even if they are opposed by our other shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of the Shares due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Shares, the market price for our Shares and trading volume could decline.

The trading market for our Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Shares, the market price for our Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Shares to decline.

The sale or availability for sale of substantial amounts of our Shares could adversely affect their market price.

Sales of substantial amounts of our Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Shares and could materially impair our ability to raise capital through equity offerings in the future. Shares held by our existing shareholders may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Shares.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Shares will likely depend entirely upon any future price appreciation of our Shares. There is no guarantee that our Shares will appreciate in value or even maintain the price at which you purchased the Shares. You may not realize a return on your investment in our Shares and you may even lose your entire investment in our Shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we will continue to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

We are exempted from certain corporate governance requirements of the Nasdaq Stock Exchange by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the Nasdaq Stock Exchange. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act);

●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

●	have regularly scheduled executive sessions with only independent directors; or

●	have executive sessions of solely independent directors each year.

We have relied on and intend to continue to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq Stock Exchange.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the years ended September 30, 2021 and 2020, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of September 30, 2021. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified to date relate to (i) a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements; (ii) certain audit adjustments proposed by the auditor and recorded by the Company into the financial statements; and (iii) a lack of sufficient documented financial closing policies and procedures.

Following the identification of the material weaknesses and control deficiencies, we have taken remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control.

As of the date of this report, we have not fully addressed the above-referenced weaknesses. However, we have made progress in implementing remedial measures, specifically:

●	We have hired two additional mid-level financial staff in late 2020, one of whom has been staffed in financial reporting unit and the other in internal control department. In addition, we have identified three potential candidates with U.S. Certified Public Accountant qualifications and related experience and skills for senior financial roles. We expect to hire at least one candidate prior to March 31, 2022. In the interim, we will continue using an external consultant to assist us in financial reporting.

●	Since September 30, 2020, the management team, including our chief executive officer, Mr. Yongwei Hu, our chief financial officer, Mr. Zhenchao Li, and other management team members of our PRC subsidiary and its subsidiaries in the PRC have held internal meetings, discussions, trainings, and seminars on a monthly basis to review our financial statements and operational performance and to identify areas to improve our internal control procedures.

●	We have appointed directors and established an audit committee;

●	In April 2021, we engaged Grant Thornton (Special General Partnership), Xiamen Branch to assist us in setting-up our financial and system control framework. Grant Thornton has completed the evaluation of the effectiveness of our existing financial and system control and formulated an implementation plan with expanded and enhanced control and procedures. We expect to fully complete the setup of our financial and system control framework by June 30, 2022.

We plan to fully implement the above-referenced measures prior to December 31, 2022.

The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We commenced our natural products and ingredients business through Xi’an App-Chem Bio(Tech) Co., Ltd. (“Xi’an App-Chem”), a corporation formed in the People’s Republic of China in April of 2006. On April 23, 2006, Xi’an App-Chem received its Business License (Registration No.: 6101012116403) from the Xi’an Administration for Industry and Commerce.

On December 11, 2019, Bon Natural Life Limited was incorporated under the laws of the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. Bon Natural Life Limited subsequently established a Wholly Foreign-Owned Enterprise (“WOFE”) in PRC China, Xi’an CMIT Information and Technology Co., Ltd. (“Xi’an CMIT”). Xi’an CMIT is wholly owned by our direct subsidiary in Hong Kong, Tea Essence. Due to PRC legal restrictions on foreign ownership in companies that engage in online sales China, we originally carried out our business through Xi’an App-Chem, a domestic PRC company, through a variable interest entity structure. Effective November 1, 2021, however, we reorganized our corporate structure in the PRC and are the indirect sole shareholder of Xi’an App-Chem. Xi’an App-Chem is wholly-owned by two WOFE’s Xi’an CMIT and Xi’an Youpincui. Each of the WOFEs are in turn wholly-owned by Tea Essence, our direct wholly-owned subsidiary in Hong Kong. Xi’an App-Chem’s financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have control over that entity by way of 100% share ownership through Tea Essence, and in turn, Xi’an CMIT and Xi’an Youpincui. Our online sales have historically generated minimal revenues and, following the corporate restructuring, the value-added telecommunication license held by Xi’an App-Chem has been revoked and our online sales have been outsourced to the licensed third party.

Note regarding financial statements in this annual report

The financial statements in this annual report and the accompanying footnotes where prepared for periods in which we were operating under a variable interest entity structure and contain various references the former VIE agreements and related matters. We do not believe that the termination of the VIE agreements, which occurred effective November 1, 2021, will have material impact on our operations going forward in terms of any impairment of our total assets, or any adverse effect on our business, financial conditions or results of operations, as no changes in control occurred as a result of the termination of our VIE agreements. Therefore, the Company’s consolidated financial statements include the operation results of the same entities under common control before and after the restructuring.

The following diagram illustrates our corporate structure as of the date of this report:

The structure of cash flows within our organization, and the applicable regulations, are as follows:

1. Our equity structure is a direct holding structure, that is, the overseas entity listed in the U.S., Bon Natural Life, directly controls Xi’an CMIT and Xi’an Youpincui (the “WFOEs”) and other domestic operating entities through the Hong Kong company, Tea Essence. See “Corporate History and Structure” above for additional details.

2. Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the PRC. After foreign investors’ funds enter Bon Natural Life following an offering of securities, the funds can be directly transferred to Tea Essence, and then transferred to subordinate operating entities through the WFOEs.

If we distribute dividends, we will transfer the dividends to Tea Essence in accordance with the laws and regulations of the PRC, and then Tea Essence will transfer the dividends to Bon Natural Life, and the dividends will be distributed from Bon Natural Life to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

3. As of November 23, 2021, net proceeds of approximately $9 million from our initial public offering (“IPO”) and net proceeds of approximately $1 million from of the exercise of the over-allotment option were transferred from our company to the PRC subsidiaries in June and July 2021, respectively. In the reporting periods presented in this Report, no dividends or distributions of a subsidiary has been made to us. For the foreseeable future, we intend to use earnings for research and development, to develop new products and to expand its production capacity. As a result, we do not expect to pay any cash dividends.

4. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable as cash dividends. See “Regulations Relating to Dividend Distributions” for more information.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between Mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. However, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.

Recent Developments

Completion of the Initial Public Offering (“IPO”)

On June 28, 2021, the Company closed its initial public offering (“IPO”) of 2,200,000 ordinary shares, par value US$0.0001 per share at a public offering price of $5.00 per share, and the Company’s ordinary shares started to trade on the Nasdaq Capital Market under the ticker symbol “BON” since June 24, 2021. On July 2, 2021, the underwriters exercised its over-allotment option to purchase an additional 330,000 shares, par value US$0.0001 per share at the price of $5.00 per share. Gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled $12.65 million, before deducting underwriting discounts and other related expenses, resulting in net proceeds of approximately $11.3 million.

Acquisition of Land Use Right for Construction of a New Manufacturing Facility

On May 10, 2021, we acquired a land use right of 8.2 acres at cost of $267,000, through a government organized auction bidding in Yumen City, Gansu Province of China. We have the right to use this land for 50 years until to May 9, 2071. We plan to construct a new manufacturing facility on this land. Total budget for construction of this new manufacturing plant (“Yumen Plant”) is around $6.2 million. We broke ground on Yuman Plant on July 29, 2021 with estimated completion around October 2022.

Newly formed subsidiary

On September 8, 2021, Xi’an Youpincui Biotechnology Co., Ltd (“Xi’an Youpincui”) was formed as a Wholly Foreign-Owned Enterprise (“WFOE”) in the People’s Republic of China (“PRC”). Tea Essence Limited, our direct wholly owned subsidiary incorporated in Hong Kong, owns 100% equity interest in Xi’an Youpincui.

Terminating the VIE agreements for corporate restructuring

Due to PRC legal restrictions on foreign ownership in companies that engage in online sales China, we originally carried out our business through Xi’an App-Chem, a domestic PRC company holding a value-added telecommunications license, through a variable interest entity structure, because foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. However, our online sales have historically generated minimal revenues. On September 28, 2021, our Board of Directors approved a restructuring of our corporate structure to terminate the original VIE contractual agreements, to convert Xi’an App-Chem from a PRC domestic company into a Sino-foreign joint venture, and to transfer 100% of the ownership interests in Xi’an App-Chem from its original shareholders to Xi’an CMIT and Xi’an Youpincui. On October 21, 2021, Xi’an Ap-Chem’s original shareholders signed the share transfer agreement to transfer their 100% ownership interest in Xi-an App-Chem to Xi’an CMIT and Xi’an Youpincui. On October 22, 2021, Xi-an App-Chem completed its business license registration with PRC government and became a Sino-foreign joint venture.

Effective November 1, 2021, we completed the reorganization of our corporate structure in the PRC and are the indirect sole shareholder of Xi’an App-Chem. Xi’an App-Chem is wholly-owned by two WOFEs Xi’an CMIT and Xi’an Youpincui. Each of the WOFEs are in turn wholly-owned by Tea Essence, our direct wholly-owned subsidiary in Hong Kong. Xi’an App-Chem’s financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have control over that entity by way of 100% share ownership through Tea Essence, and in turn, Xi’an CMIT and Xi’an Youpincui. The termination of the VIE agreements as described above does not adversely affect our business, financial condition, and results of operations because we, together with our wholly owned subsidiaries, are effectively controlled by the same shareholders before and after the restructuring. The restructuring is therefore considered to be a recapitalization of entities under common control. Following the corporate restructuring, the value-added telecommunication license held by Xi’an App-Chem has been revoked and we’re investigating other feasible ways to explore online sales business.

COVID-19 Impact

Our business operations have been affected and may continue to be affected by the ongoing COVID-19 pandemic. Although we resumed our operations since early March 2020 and the impact of COVID-19 on our operating results and financial performance for fiscal year 2020 and for the fiscal year ended September 30, 2021 were temporary, a resurgence could negatively affect the execution of customer contracts, the collection of customer payments, or disrupt our supply chain, and the continued uncertainties associated with COVID 19 may cause our revenue and cash flows to underperform in the next 12 months from the date of issuance of our 2021 consolidated financial statements. The extent of the future impact of the COVID-19 pandemic on our business and results of operations is still uncertain.

Key Financial Performance Indicators

In assessing our financial performance, we consider a variety of financial performance measures, including principal growth in net revenue and gross profit, our ability to control costs and operating expenses to improve our operating efficiency and net income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater details under “Results of Operations”:

B.	Business Overview

OUR INDUSTRY

All the information and data presented in this section have been derived from independent research organizations and sources. The following discussion projections for future growth, which may not occur at the rates that are projected or at all.

OVERVIEW OF THE MACROECNOMIC ENVIRONMENT IN THE PRC

Per Capita Annual Disposable Income

Source: National Bureau of Statistics of China

According to the National Bureau of Statistics of China, during the previous five years, consistent with the steady economic growth, per capita annual disposable income in China rose from RMB20,200 or US$3,279 in 2014 to RMB28,200 or US$ $4,315 in 2018, representing a CAGR of approximately 9.0% from 2014 to 2018. The rise in disposable income contributes to improvements in living standards and increase in health awareness. It is expected that the per capita annual disposable income in the PRC will grow from RMB30,600 or US$4,450 in 2019 to RMB43,200 or US$6,282 under constant exchange rate in 2023, with a CAGR of approximately 8.9%.

Relevant Dynamics in The Healthcare Industry

Healthcare is among one of the largest sectors of the Chinese economy. The 2018 Statistical Bulletin on the Development of China’s Health and Wellness Industry shows that the total health expenditure of China in 2018 is expected to reach RMB5,800 billion or US$998 billion, among which, social health expenditure was RMB2,495 billion or US$382 billion, representing 43.0% and personal health expenditure was RMB1,666 billion or US$256 billion, representing 28.7%. The total health expenditure per capita is RMB4,148 or US635. The total health expenditure accounted for 6.4% of China’s GDP in 2018.

The Chinese Government is actively endorsing policies to increase health outcomes for its citizens. According to the Healthy China Action (2019-2030), by 2030, the Chinese Government seeks to improve the health awareness of the general public, which will lead to greatly improved, healthy lifestyles, the average life expectancy will be increased.

The healthcare industry in China will continue to develop. According to Industry Planning and Enterprise Development Strategy in China’s Great Health Sector by Forward Industry Research Institute, Great Health industry was RMB2.6 trillion or US$402.5 billion in 2011 and rose to RMB6.2 trillion or US$929.5 billion in 2017, representing a CAGR of approximately 15.6%. China’s healthcare industry will reach RMB 7 trillion or US$1.1 trillion, and exceed RMB 10 trillion or US$1.5 by 2020. The annual compound annual growth rate in the next five years (2019-2023) is projected to be 12.6%, and China’s healthcare industry is expected to reach RMB 14.1 trillion or US2.1 trillion in 2023.

Market Size of Nutritional and Dietary Supplements in China

Source: Forward Industry Research Institute

The nutritional and dietary supplements industry in China has experienced rapid growth in the past decade. In 2011, market size of the sector was RMB85.6 billion or US$13.3 billion and grew at a CAGR of 20.9% to RMB 331 billion or US$49.9 billion in 2018 according to the research report by Forward Industry Research Institute. The industry is expected to reach RMB727 billion or US$105.7 billion in 2023 from RMB409 billion in 2019, representing a CAGR of approximately 15.5%.

Market Drivers

Growing disposable income and healthcare awareness. Under supportive economic policies promulgated by the PRC government, the PRC has maintained a stable economic growth amidst the uncertainties in the global economic environment over the past five years. Consumers in the PRC are paying more attention on improvements in living standards and healthcare products and service, accompanying the economic development and rise in disposable income. According to International Monetary Fund (IMF), per capita annual disposable income of the PRC increased with a CAGR of approximately 9.0% from 2014 to 2018. In addition, with the healthcare reform and the implementation of the 13th Five-Year Plan, per capita annual expenditure on healthcare grew at CAGR of approximately 12.0% from 2014 to 2018, which supports the steady development of Chinese patent medicine market in the PRC.

Increasing aging population and prevalence of chronic diseases. As stated by the National Bureau Statistics of China, the PRC population is aging rapidly with the population aged 65 or above increasing at a CAGR of approximately 4.9% during the period from 2014 to 2018. The aging population usually have weaker immune systems and higher possibility of illness. In particular, chronic diseases are prevalent among the elderly, driving the healthcare demand among people aged 65 or above. In addition, as traditional Chinese medicine (“TCM”) products are usually considered helpful in protecting and improving the health and well-being of people, consumers in the PRC usually prefer TCM products and service to maintain health, and prevent and treat diseases. In the next five years, the aging population is forecasted to account for 14.7% of the total population of the PRC, continuously driving the market of Chinese patent medicine in the PRC.

Business

Overview

Xi’an App-Chem Bio (Tech) Co., Ltd (“Xi’an App-Chem Bio (Tech)”) was established in 2006. The company is located in the state-level Xi’an Hi-tech Development Zone. “Quality, innovation, value” is the core concept of Xi’an App-Chem. Xi’an App-Chem focuses on the field of natural products, and our mission is to create value by providing high-quality innovative products and services for customers. Xi’an App-Chem operates through eight subsidiaries:

●	Shaanxi App-Chem Health Industry Co., Ltd. (App-Chem Health)

●	Xi’an Yanhuang TCM Medical Research and Development Co., Ltd. (“Xi’an YH”)

●	Shaanxi App-Chem Ag-tech Co., Ltd. (“App-Chem Ag-tech”)

●	Xi’an Dietary Therapy Health Management Co., Ltd. (“Xi’an DT”)

●	Tongchuan Dietary Therapy Health Technology Co., Ltd. (“Tongchuan DT)

●	App-Chem Bio (Tech) (Guangzhou) Co., Ltd. (“App-Chem Guangzhou”)

●	Gansu Baimeikang Bioengineering Co., Ltd.; (“Gansu BMK”) and

●	Tianjin Yonghexiang Bio (Tech) Co., Ltd. (“Tianjin YHX”)

We were co-founded by a team of top-level executives from China’s domestic natural products industry, together with experts returned from overseas. For the past 10 years, we have focused on the core needs of the natural products industry, emphasizing technological innovation and supply chain integration. We are devoted to providing a stable supply of high-quality products and services at competitive prices for the functional food, personal care, cosmetic and pharmaceutical industries. “Nourish life with natural essence” is our business concept, and “Becoming an innovative leader of natural functional ingredients and an integrated supplier for the health industry” is our goal. We have formed four technology platforms as follows:

1.	Commercial scale natural ingredient extraction and separation platform built with technologies such as continuous dynamic extraction and molecular distillation and membrane separation (“Technical Platform 1”);

2.	Natural extraction safety improvement and assurance platform designed with technology to remove heavy metal, pesticide, and other harmful residues (“Technical Platform 2”);

3.	Platform of bioactive ingredient of natural extract enhancement built with technology seeking to increase human absorption rate of naturally extracted ingredients by increasing their water solubility and utilizing drug delivery system (“Technical Platform 3”); and

4.	Natural extract formulation technology platform based on steady state technology with focus on formulation of natural anti-oxidant and functional oligosaccharide to achieve stable output, high purity and absorption rate (“Technical Platform 4”).

The four technical platforms are utilized throughout the production process of our products with applications illustrated as follows:

Technical Platform 1. Commercial scale natural ingredient extraction and separation platform:

●	Clary Sage concrete is produced by continuous countercurrent extraction, from clary sage;
●	Sclareol is produced by molecular distillation separation from clary Sage concrete;
●	Stachyose is produced by biological enzymatic hydrolysis-membrane method efficient and continuous separation from stachys affinis; and
●	Apple polyphenol is produced with high-efficiency membrane separation from apples.

Technical Platform 2. Natural extraction safety improvement and assurance platform:

●	Solvent residues are removed in the process of producing ambroxide and Sclareolides with purity in order to maintain aroma when used in fragrance products;
●	Carbendazim and other pesticide residues are removed in the process of producing apple polyphenols to parts per billion (“PPB”) level in accordance to applicable food safety regulations; and
●	Heavy metals and other metal ions are removed in producing stachyose and the ash content is as low as 0.01%, for product safety purpose, while improving product quality and flavor.

Technical Platform 3. Bioactive ingredient of natural extract enhancement

●	Mainly used in dietary supplement products currently in early commercial development stage with applications of technology such as water solubility enhancement and drug delivery system to seek higher absorption rate by human and to yield with more active ingredients.

Technical Platform 4. Natural extract formulation technology platform

●	Mainly used in dietary supplement products currently in early commercial development stage with applications of technology such as molecule steady state technology and anti-oxidants to seek consistent product quality and extended shelf life.

With the combination and application of the above technology platforms, we seek to produce products with high quality assurance.

In addition, based on our technology for rehabilitation of the human microbiome, cell death regulation, and anti-aging product development, we are able to provide products and services advantageous in terms of cost, safety, performance, function and other aspects for customers in the food, personal care, cosmetics and pharmaceutical industries.

The services provided to our customers include customized product development and formulation and after-sale and technical support. These services are value-added provided to our customers to enhance customer loyalty and our competitiveness in the marketplace.

Product Categories

Fragrance compounds:

●	Clary sage extract products (Sclareol, Sclareolide, Ambroxide, Clary Sage Oil, Clary Sage Concrete);

●	Lavender essential oil;

While some perfumers may still use the expensive and hard-to-find substance ambergris, which is produced in the intestines of sperm whales, the industry now increasingly uses a substance known as “ambroxide,” synthesized from the compound “sclareol” found in clary sage plant. Ambroxide is used both as a fragrance and as a “fixative” for making scents linger longer in products. Made by our proprietary microbial fermentation process and molecular distillation technology, our ambroxide products are produced with higher purity and yield than industry average. Based on product testing reports, we have determined that our ambroxide products are produced with 99.5% purity and above, while the industry average is approximately 99.0%. The yield of our ambroxide production is approximately 63%. Our management believes the industry average yield for ambroxide production to be approximately 40% to 43%.

Health supplements (natural, functional active ingredients for powder drinks):

Based on our accumulations in natural functional components separation, biological activity research, product application development, natural product supply chain and other areas, we are able to provide a host of solutions for functional food (health products, nutrients, etc.), functional personal care products (whitening, moisturizing, anti-acne, etc.), natural medicine and other needs, including formulation development, ingredients supply, and product OEM. In addition, we have launched new over-the-counter products, including Bon Natural Micro-eco Hair Repair Shampoo; Tianmei Jinghao Nutrition Powder. We are also in the development stage of more innovative products using natural, functional ingredients intended for the precise regulation and control of the humane micro-biome. Examples include our DuiJiuDangGe (JiuGe) and Gout Ease (Feng Qing Ping). Our products have not been approved as effective in treating or preventing any health conditions and/or diseases by a regulatory agency in the PRC.

Bioactive food ingredients:

●	Stachyose (P60, P70, P80)

●	Milk thistle extracts (various solvent Silymarin, Silybin, Water-soluble silymarin and silybin);

●	Apple extracts (Apple polyphenol, Apple dietary fiber, Phloridzin, Phloretin)

●	Pomegranate extract products (Ellagic acid, Punicalagin,Urolithin)

Aside from macronutrients such as carbohydrates, proteins, and fatty acids, the term “bioactive food ingredients” refers to natural compounds, mainly from plant foods, with specific physiological functions. These include flavonoids, phenolic acids, organic sulfides, terpenoids and carotenoids, coenzyme Q, γ-aminobutyric acid, melatonin, and L-carnitine and other biologically active ingredients derived from animal food. These ingredients are believed to participate in the regulation of physiology and pathophysiology, such that food containing these ingredients is believed to have specific functions in addition to basic nutrition.

Our biologically active food ingredients and their main uses are as follows:

1. Apple polyphenol: widely used in high-end personal care products such as weight loss, blood lipid reduction, anti-aging beauty, whitening, anti-wrinkle and other high-end personal care products.

2. Stachyose: Stachyose is a prebiotic, which can promote the proliferation of human intestinal probiotics. It is widely used in dairy products, health drinks, personal care, health care products, ice cream, Chinese medicine, and other industries.

3. Milk thistle extract: A flavonoid derived from the plant milk thistle. It is known to have (but has not been scientifically proven to have) liver protection, anti-inflammatory, anti-tumor and blood pressure effects. It is used to seek to improve liver diseases caused by alcohol and environmental toxins.

4. Pomegranate extract: A plant-extracted polyphenol with potential effects of anti-oxidation, anti-aging, blood pressure lowering and whitening effects, and can be used in food, medicine and cosmetics.

Our Manufacturing Process

The following chart illustrates our main manufacturing process from raw material purchase to finish products:

Our health supplements (powder drinks) are made with naturally extracted active ingredients. For example, stachyose is a single prebiotic, which seeks to accelerate proliferation of bacillus bifidus. Used together with other prebiotic bacteria, it helps greatly in adjusting intestinal bacteria groups, relieving constipation and keeping intestines youthful and perpetually healthy. Our quality control is throughout the entire production and starts souring from the farms with superior quality. The first step is anti-degradation extraction with a special protective agent followed by continuous resin chromatographic separation and purification to produce high purity stachyose.

Our fragrance compound products are plant-based natural extracts widely used as fixatives in fragrance, detergent, health supplements and tobacco flavoring. There are three different products being produced along our proprietary manufacturing process, Sclareol, Sclareolide and Ambroxide. Our manufacturing process of clary sage products can be summarized as: i) continuous countercurrent extraction to ensure faster, more efficient and higher yield than traditional extraction methods; ii) molecular distillation to improve evaporation velocity, and liquid film distribution as well as to reduce heating time and degradation of thermo-sensitive materials; iii) biological transformation with water as media, thus no chemical or heavy metal residues; followed by catalytic reduction; and iv) supramolecular crystal reconstruction to produce our fine ambroxide for use in fragrance or detergent fixatives.

An example of our bioactive food ingredients is apple polyphenols, which are major antioxidants extracted from apples and may contribute to color, flavor, odor and oxidative stability. Therefore, apple polyphenols are widely used in various applications, including health supplements, cosmetics, and food preservation. Our proprietary manufacturing process of apple polyphenols principally involves the following steps: continuous anti-oxidant extraction, and continuous resin chromatographic separation and purification.

Intellectual Property

Patents

As a result of our collection of academic and technological expertise, as of September 30, 2021, we had 12 approved patents and 3 applying patent in China, as set forth in the following table:

No	Patent Name	Patent No./ Application No.	Authorization Date/ Application Date	Status	Period	Holder	Type
1	Method for separating sclareol	ZL 2008 1 0231943.X	July 20, 2011	Authorized	20 years	Xi’an App-Chem	Invention

2	Preparation method of applephenon	ZL 2010 1 0179259.9	October 5, 2011	Authorized	20 years	Xi’an App-Chem	Invention

3	Method for preparing osthole	ZL 2010 1 0531931.6	February 8, 2012	Authorized	20 years	Xi’an App-Chem	Invention

4	Process for separating imperatorin from osthole extract waste liquid	ZL 2010 1 0531934.X	April 11, 2012	Authorized	20 years	Xi’an App-Chem	Invention

5	Method for preparing punicalagin and ellagic acid from pomegranate rind	ZL 2010 1 0531940.5	May 23, 2012	Authorized	20 years	Xi’an App-Chem	Invention

6	Molecular distillation and purification method for conjugated linolenic acid	ZL 2010 1 0531945.8	August 15, 2012	Authorized	20 years	Xi’an App-Chem	Invention

7	Flatstem milkvetch seed solid beverage and preparation method thereof	ZL 2010 1 0531836.6	December 5, 2012	Authorized	20 years	Xi’an App-Chem	Invention

8	Method for extraction separation of rutin of tartary buckwheat	ZL 2013 1 0645312.3	March 2, 2016	Authorized	20 years	Xi’an App-Chem	Invention

9	Method for synthesizing luteolin	ZL 2010 1 0531920.8	August 22, 2012	Authorized	20 years	Xi’an YH	Invention

10	Method for preparing baicalin	ZL 2010 1 0531839.X	September 26, 2012	Authorized	20 years	Xi’an YH	Invention

11	Synthetic method of biapenem drug intermediate 4-AA	ZL 2013 1 0632993.X	July 13, 2016	Authorized	20 years	Xi’an YH	Invention

12	Functional instant tea and preparation technology thereof	ZL 2015 1 0294685.X	January 15, 2019	Authorized	20 years	Xi’an DT	Invention

13	A method for separating high content catalpa from Rehmannia glutinosa and high content Rehmannia glutinosa polysaccharidepolysaccharide	202010802236.22	August 11, 2020	Pending	20 years	Xi’an App-ChemChem	Invention

14	Preparation method of sclareol	CM202011589282.5	April 25, 2021	Pending	20 years	Xi’an App-ChemChem	Invention

15	Extraction method of sclareol	CM202110130480.3	May 17, 2021	Pending	20 years	Xi’an App-ChemChem	Invention

Key Suppliers and Customers

We enjoy a broad network of raw materials suppliers and customers and distributors. Our relationships with our customers and suppliers are based on standardized terms for the supply of specific products with a specific ingredient purity, referred to as content %. Payment terms are a mixture of cash on delivery and a specifically-agreed maximum days payable outstanding (“DPO”).

Below is a tabular summary of our relationships with our most important suppliers:

Supplier Name	Product Name	Use	Terms
Molbase (Shanghai) Biotechnology Co., Ltd.	Clary sage extract	Raw materials for fragrance and perfume	Procure for the Company by Molbase as the trade platform with commission fee, cash on delivery
	Stachys affinis extracts	Raw materials for stachyose, one of health supplements	Procure for the Company by Molbase as the trade platform with commission fee, cash on delivery
	Ambroxide	Raw materials for fragrance and perfume	Procure for the Company by Molbase as the trade platform with commission fee, cash on delivery

Jiaxing Molbase Information Technology Co., Ltd.	Ambroxide	Raw materials for fragrance and perfume	Procure for the Company by Molbase as the trade platform with commission fee, cash on delivery
	Neohesperidin dihydrochalcone (NHDC)	For food sweeteners	Procure for the Company by Molbase as the trade platform with commission fee, cash on delivery
	Milk thistle extracts	Raw materials for bioactive food ingredients	Procure for the Company by Molbase as the trade platform with commission fee, cash on delivery

Dali Zhengxin Species Co., Ltd.	Ambroxide	Raw materials for fragrance and perfume	Content: 95%, centralized supply in specific days payable outstanding (DPO)

The principal raw materials used for our production are various natural and plant-based extracts. For the years ended September 30, 2021, two suppliers accounted for approximately 30.1% and 13.4% of the total purchases, respectively. For the year ended September 30, 2020, two suppliers accounted for approximately 28.9% and 28.8% of the total purchases, respectively. For the year ended September 30, 2019, three suppliers accounted for approximately 24.1%, 14.8% and 10.1% of the total purchases, respectively. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would adversely affect our business, financial position and results of operations.

Below is a tabular summary of our relationships with our most important customers:

Customer Name	Product Name	Application	Terms
Tianjin Mingrunbaili Trade Co., Ltd.	Clary sage extract	Fragrance and perfume	Special specification product, long-term cooperation in specific days payable outstanding (DPO)
	Stachyose	Bioactive food ingredients	Special specification product, long-term cooperation in specific days payable outstanding (DPO)

Shanghai Yunsheng International Trade Co., Ltd.	Apple polyphenol	Health supplement (powder drinks)	70% content, low pesticide residue, long-term cooperation in specific days payable outstanding (DPO)
	Milk thistle extracts	Bioactive food ingredients	30% content, low solvent residue, long-term cooperation in specific days payable outstanding (DPO)

OQEMA Ltd	Ambroxide	Fragrance and perfume	99% content, long-term cooperation in specific days payable outstanding (DPO)

Symrise Private Limited	Ambroxide	Fragrance and perfume	99% content, long-term cooperation in specific days payable outstanding (DPO)

We sell our products primarily through direct distributors in the PRC and, to some extent, to overseas customers in Europe. For the years ended September, 2021, two customers accounted for 35.5% and 26.1% of the Company’s total revenue, respectively. For the year ended September 30, 2020, three customers accounted for 29.0%, 27.2% and 14.1% of the Company’s total revenue, respectively. For the year ended September 30, 2019, three customers accounted for 17.2%, 12.1% and 10.2% of the Company’s total revenue, respectively.

Marketing and Competition

Market Focus — Raw Materials and Ingredients and Functional Health

Our product sales are carried out by two teams within our sales department – Raw Materials and Ingredients and Functional Health. Our Raw Material Ingredients Team sells natural active ingredients such as stachyose, apple polyphenol, Ambroxide, and others to customers in the functional food and personal care industries, accounting for around 70% of the company’s total sales. The Functional Health Team focuses on human micro-biome adjustment and control products, providing small and medium-sized customers in the Chinese domestic Big Health industry with one-stop solutions from product design, research and development, and procurement to OEM in digestive health, metabolic health, immune health and other fields. The Functional Health Team accounts for about 30% of the company’s overall business. Our marketing efforts are focused in two areas – the international market and the domestic Chinese market. The international market is dominated by raw materials and ingredients, while the domestic market is primarily focused on functional health.

Our raw materials and ingredients businesses are promoted through exhibitions, professional journals, academic conferences, and social platforms (social broadcasting), with academic promotion of professional knowledge and general scientific knowledge being the main methods. We are committed to promoting and maintaining our brand image in the natural ingredients industry. Our brands and slogans, such as App-Chem, App-Chem Stachyose for Healthy Digestion in China (“天美水苏糖，健康中国肠”), App-Chem Cares Life (“天然至美呵护生命至美”). are well recognized and widely praised in the industry. We have established a strong and widely known reputation in the international natural products industry, especially in the field of micro-biome health.

Our functional health business focuses on adjustment and control of the micro-biome and focuses on immune health and digestion health as the target market. The Company promotes itself through exhibition, social platforms (stachyose social broadcasting), and Internet promotions (Ning Xiang Tang Nutrition Powder, and Tianmei Jinghao Nutrition Powder). Through continuous efforts, the Company has established a sound reputation in the Great Health industry and has become a preferred supplier for several leading clients both at home and abroad.

Leading Competitors

Our main competitors are suppliers of functional ingredients, nutrition food, and traditional Chinese medicine functional food in the Big Health industry. They are as follows:

QHT- a leading probiotics supplier in China

Quantum Hi-Tech (China) Biotechnology Co., Ltd., publicly listed in 2010, is a national hi-tech enterprise committed to micro-ecology health. As a leading enterprise in the micro-ecological health industry, Quantum Bio has brands like Oligo, and Sheng He Tang, and operates the largest production site of oligosaccharide in China. QHT focuses on the field of probiotics with products like oligosaccharide and galactooligosaccharide, which can regulate intestinal microecological balance in dual manner by stimulating beneficial bacteria and inhibiting harmful bacteria. These products have been identified by the Public Nutrition and Development Center of the Macro Economy Institution of the National Development and Reform Commission as advocacy products of nutrition and health, and emerging products with wide-ranging and promising applications. In 2013, Forbes China included QHT in its Top 200 Listed Small- and Medium-sized Asian Enterprises. QHT and its logo are a well-known trademark in China. As of March 2020, QHT’s total market value reached US $1 billion.

Chenguang Biotech (CCGB)- a leading natural ingredients supplier in China

Chenguang Biotech Group Co., Ltd., another publicly listed company, has twenty subsidiaries and is an export- and foreign-exchange-generation-oriented enterprise which integrates intensive processing of agricultural products and extract of natural plants. It mainly develops and produces natural colors, natural spice extracts and essential oils, natural nutrition and medicinal extracts, and protein oils. Among its products, the production and sales volume of natural colors is the highest in China, and that of capsanthin the highest in the world. Its chili extracts account for over 85% of total domestic output for that product. Its lutein, beet red and other varieties occupy a significant share of world production. As of March 2020, the total market value of Chenguang Biotech Group Co., Ltd. reached ¥ 4.7 billion.

Tong Ren Tang- a leading producer of traditional Chinese medicine and health products in China

Beijing Tong Ren Tang (Group) Co., Ltd., a wholly state-owned company, is authorized by the municipal government to operate state-owned assets. It was founded in 1669, with a history of 343 years. The group adheres to the development strategy of “taking modern traditional Chinese medicine as the core, developing life and health industry, and becoming an internationally renowned modern traditional Chinese medicine group”. It takes “growing, strengthening and expanding” as its policy, and takes innovation and technology as its mission. Its sales revenue, profits, export earnings and the number of overseas terminals rank first in the industry in China. Since 1997, Tong Ren Tang has maintained sustained and healthy development, with its economic indicators reaching double-digit growth for 15 consecutive years, doubling every five years. As of 2011, the group has a total asset of ¥14 billion, a sales revenue of ¥16.3 billion, a profit of ¥1.316 billion, and foreign exchange earnings of $33.92 million. It has set up 64 pharmacies and 1 overseas production and research base in 16 overseas countries and regions. Its products are sold to more than 40 overseas countries and regions.

At the same time, Tong Ren Tang’s dual function of being both an economic entity and a cultural carrier has become increasingly apparent. It has achieved fruitful results in brand maintenance and promotion, cultural innovation and inheritance. The “Tong Ren Tang traditional Chinese medicine culture” has been approved as one of the first items to be included in the List of National Intangible Cultural Heritage. It has signed a strategic cooperation framework agreement with the Confucius Institute Headquarters (Hanban) to jointly promote Tong Ren Tang traditional Chinese medicine culture and has further strengthened the overseas dissemination of Tong Ren Tang Culture by using the Confucius Institute platform. As of March 2020, Tong Ren Tang’s total market value reached ¥ 34.3 billion.

BY-HEALTH- a leading supplier of nutrients by indirect selling in China

Founded in October 1995, BY-HEALTH introduced dietary supplements into China’s indirect selling market systematically in 2002. It has since grown rapidly into a leading brand and benchmark enterprise of dietary supplements in China. In August 2010, Yao Ming, the former international basketball superstar, signed contract to become its brand ambassador. On December 15, 2010, BY-HEALTH was listed on the Growth Enterprise Market (GEM) of Shenzhen Stock Exchange.

For more than a decade, BY-HEALTH has been adhering to differentiated global quality strategy in three steps, namely, from global raw materials procurement, to establishment of its global base for the sole purpose of supplying raw materials, and then to the establishment of a global self-owned organic farm. So far, BY-HEALTH has sources of raw materials from 23 countries and regions worldwide. It has set up 5 exclusive raw materials bases in Brazil, Australia and other places. Now, its own organic farms are under planning. BY-HEALTH will make unremitting efforts to select high-quality raw materials from all over the world, bringing together the essence of nutrition, and building a “United Nations” of nutrients that selects the best from the better. As of March 2020, the total market value of BY-HEALTH reached ¥ 27.2 billion.

Competitive Challenges and Advantages

Our competitors’ main advantages are as follows:

●	Stronger business scale and capital strength – Our main competitors are listed public companies, with relatively longer development histories, larger business scales and stronger financial strength.

●	Larger and more complete sales networks — Since our main competitors have larger business scales, their market sales networks are accordingly wider.

●	Brand recognition – Due to the advantages of being well-identified public companies, their high levels of marketing and promotion and, in some cases, inherited historical advantages, our main competitors have greater brand recognition.

Compared with our main competitors, our advantages are mainly reflected in the following two aspects:

●	More advanced technology and products – Our main competitors’ technologies are mainly traditional physical and chemical techniques such as extraction and separation. Relatively speaking, we employ more advanced bio-manufacturing technologies, which give us enormous disproportional advantage in production efficiency and cost (a cost advantage of 20% to 60% over our main competitors).

In the production of ambroxide for example, unlike our main competitors who use chemical synthesis with lengthy and complex process, typically involving 10 steps, such as oxidation, crystallization and extraction at multiple stages as well as saponification reaction, we use a bio- technique that utilizes a six-step process in a mild environment, including bio-synthesis, continuous separation, reduction, extraction, cyclization and crystallization to achieve what we believe is higher yield and efficiency than the industry average. As another example, most of our competitors produce stachyose with the traditional approach, resin separation, which is a lower yield method due to its intermittent process. Our continuous process is differentiated by our use of bio-enzyme and bio-membrane separation and purification, which we believe leads to higher yield and purity.

●	First-mover advantage – The primary market focus for our products is nutritional health and personal care adjusted and controlled by the human micro-biome. This relatively new and fast-growing product focus has been made possible by recent breakthroughs in human micro-biome technology. Unlike our main competitors, we are strongly focused on this rapidly expanding market. We believe this gives us an important first-mover advantage. We intend to use this growing market niche to achieve rapid development and growth without immediate and direct competitive pressure from larger firms. Our market network, financial strength, brand awareness, and other areas will gradually improve as the Company grows and develops. As we become as more powerful market player, we will become better positioned to compete with larger, more established companies.

Development and Expansion Strategy

The key components of our development and expansion strategy over the next two-to-three years are as follows:

Raw Material and Ingredients

Using our current projects as a foothold, we intend to expand our plants to increase productivity and enlarge our markets to ensure sustainable growth. Over the next two to three years, our raw materials and ingredients business will be centered on the Great Health market and focus on the core needs of the functional food and personal care industries. We view our current business in this area as foundation from which we can expand our plants, increase our productivity, improve our technology and equipment, optimize our supply chain, and broaden our sales channels to ensure a steady and sustainable growth. Management is committed to achieving a compound annual growth rate in this business line of no less than 30%.

In our functional health business, we intend a rapid expansion focused on the development and introduction of innovative new products. Over the next two to three years, we will continue to place an intensive focus on human micro-biome health, and actively develop a series of functional food and personal care products featuring strong and fasting-acting effects on the respiratory and gastrointestinal areas of the human micro-biome. These products will be designed to take advantage of precise adjustment and regulation of the human micro-biome. The quality raw materials produced by our own natural ingredients business will provide us a significant cost advantage in these efforts.

Our Strengths

Innovation in Manufacturing Methods and Product Development

●	Xi’an App-Chem is a supplier of personal care ingredients, and we seek to be a leader in the bio-manufacturing of natural products and health solutions in immunity and digestion by leveraging our proprietary natural essence extraction technology to focus on human micro-biome as a therapeutic target. Together with our operating subsidiaries, we hold several patents issued by the PRC, relating primarily to composition and processing techniques for products and product ingredients.

●

We use bio-manufacturing technology to produce substances such as sclareol, sclareolide, ambroxide, extracted from Clary sage (Salvia sclarea L.), a very aromatic herbaceous plant, to replace ambergris (ambroxide is a substitute of ambergris which is originated from sperm whale), novel probiotics stachyose, and natural antioxidant apple polyphenol. Our ambroxide is made using our proprietary technology, which we believe can be done at a lower cost, than the processes used by some of our competitors. Our stachyose manufacturing process features a very high productivity rate (over 1,000-ton capacity), and, we believe, a higher product purity, and faster and more extensive proliferation of probiotics than the primary competing substance, chrysanthemum powder.

●	Xi’an App-Chem is listed as a key enterprise with ensured supplies in the COVID-19 prevention and control period by various Chinese government agencies during the COVID-19 pandemic due to its immunity boosting products such as stachyose. There is no proven efficacy of Stachyose in preventing, treating or controlling the spread of COVID-19. In its “COVID-19 Treatment Solution-version 7*”, issued on March 3, 2020, China’s National Health Commission recommended the use of supplements regulating the human gut microbiome as one of the potential treatments for COVID-19 patients in critical condition. Xi’an App-Chem, together with other companies in bio-medicine, traditional Chinese medicine, medical equipment, information service devices and system, and PPE manufacturing businesses, was qualified to be listed as a key enterprise in COVID-19 prevention and control for its stachyose products. Stachyose, the main product of Xi’An App-Chem is the major component of the microecological regulator proposed as part of China’s treatment plan for COVID-19. It has been deemed an “important raw and auxiliary material” for pandemic control related drugs and substances, thereby allowing Xi’an App-Chem to meet the qualifications for listing as a key enterprise for the potential prevention and control of the COVID-19 pandemic.

The key enterprise selection for pandemic prevention and control is an institutional system established by a series of policies issued during February and March 2020 by the Chinese government in order to combat COVID-19. The main purpose of these policies is to ensure the stable supply of medical supplies, medicines, key raw materials, and essential living materials during this special period.

The following types of companies are qualified to be listed as key enterprises:

○	Manufacturers of important medical supplies such as medical masks and non-medical face masks, COVID-19 test kits, infrared thermometers, intelligent monitoring and detection systems, and related drugs and medical equipment that have been requested;
○	A key enterprise that produces important daily necessities;
○	Important raw and auxiliary material manufacturers, important equipment manufacturers and related supporting enterprises required for the production of the above-mentioned materials;
○	An important medical material purchase and storage enterprise;
○	Companies that provide relevant information and communication equipment and service systems to respond to the epidemic;
○	Enterprises that undertake the above-mentioned material transportation and sales tasks in response to the epidemic; and
○	Other enterprises with key guarantees in accordance with the requirements of the State Council’s joint prevention and control mechanism.

The advantages of this designation to Xi’an App-Chem include expedited governmental and regulatory approval processes to resume operations, and preferential bank loans with favorable terms.

Major supporting measures include:

1.	Priority approval of business reopening;
2.	Priority early reopening for the transportation of raw materials and products;
3.	Work and travel support for needed employees;
4.	Working capital support for the key enterprises;
5.	Preferential tax policy support to key enterprises; and
6.	The government’s commitment to the procurement of special protective and medical equipment.

(Items 4 and 5 are issued with official government documents; Items 1, 2, 3, and 6 are temporary support measures by local governments at all levels without documentation.)

●	Our process for manufacturing apple polyphenol (a source of anti-oxidants) allows us to achieve a high product anti-oxidant content of 70% to 90%, higher than some of our competitors’ products.

●	Xi’an App-Chem launched new over-the-counter products, including Bon Natural Micro-eco Hair Repair Shampoo and Tianmei Jinghao Nutrition Powder. In addition, the Company is in the development stage of more innovative products using natural, functional ingredients intended for the precise regulation and control of the humane micro-biome. Examples include our DuiJiuDangGe (JiuGe) and Gout Ease (Feng Qing Ping).

A Stable Supply Chain for Raw Materials for the Fragrance, Food and Beverage Industries

●	Xi’an App-Chem seeks to have a stable supply chain for raw materials, which is important in the natural ingredient field. The company’s management team, through its operating experience, is constantly improving their selection of various natural raw material sources, supply chain management, supplier selection, and risk and quality control.

Advantages in Cost Control

●	The Company’s management team believes that its bio-manufacturing technology gives it an average cost advantage in producing its natural ingredients (i.e., products such as Ambroxide, stachyose, apple polyphenol and other types of natural-ingredient products).

Professional and Efficient Sales Team and Branding

●	There are twelve people in our sales team, among whom four have professional backgrounds in biology, chemistry, medicine, pharmacy, and related fields. Six of our sales professionals majored in English, international trade and related fields. Our sales professionals have an average of over five years of relevant work experience. Two of them have been stationed abroad to work on a long-term basis. With more than ten years of accumulated experience, we have forged a sales system worldwide (mainly in Europe, East Asia, and North America).

Our Challenges

We May Face Competition from Other Companies Currently In Other Categories of the Natural Ingredients and Health Solutions Industry.

●	Because of the and recent growth of our existing business, we may face new direct competition from some counterparts engaged in other categories of the natural products and ingredients business, such as Chenguang Biotech from China, which is engaged in natural colors, Layn, which engaged in natural sweeteners, and European companies like Koninklijke DSM N.V., Symrise AG, and Givaudan SA. These firms may seek to compete directly with Xi’an App-Chem in its existing businesses. The size, financial strength, technology foundation and development capabilities of the above-mentioned companies are strong, and potential competition from these firms will be a key competitive challenge in the near future.

Larger, more Developed Food and Ingredient Companies May Seek to Compete in Our Industry in the Near Future.

●	The rapid development of human micro-biome technology has resulted in rapid commercialization in the related products of immune health and digestive health, which has increasingly attracted the attention of some large-scale companies. For example, the French large-scale food company Danone Group recently announced that it continues to place the gut and its micro-biome at the core of its health strategy to deliver the company’s mission “bringing health through food to as many people as possible.” Such large companies might change the current landscape of the industry, either directly or through mergers and acquisitions. These companies may challenge us by seeking to secure key raw material sources for their products and to acquire stability, reliability and cost advantages for their supply chains. Because of the strong capital and brand strength of such companies, they might pose challenges to us in the future.

We May Face Additional Competition from New Entrants to the Health Industry

●	The Big Health industry has experienced sustained and rapid growth worldwide, based on the rapid development of information technology and life science technology in recent years. Prompted by the serious emergency caused by the global COVID-19, consumers and public administrators around the world have paid more attention to basic health issues than ever before, especially to immune health. At the core of immune health, and at the core of our business focus, is the precise adjustment and control of human micro-biome by natural probiotics. This area has drawn a wide external attention, which may cause firms outside the health industry to seek market entry. In the future, some of the new entrants may become our competitive challengers.

Our Current Sales and Distribution Network May Be Insufficient to Support Our Planned Growth.

●	We currently sell our products through our direct sales force and distribution channel. Although our sales and distribution network is sufficient for our existing needs, it may be insufficient to meet future product demand as we continue to grow our business. As we begin to expand our production capacity, an insufficient distribution network may hinder our ability to meet demand and to grow our revenues accordingly.

We may face new regulations in the PRC in the future

●	Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We do not believe that we are directly subject to these regulatory actions or statements, as we do not have a variable interest entity structure and our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. Because these statements and regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies in China will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and continue to be listed on an U.S. exchange.

Our Strategy for Meeting Potential Challenges

●	First, we intend to meet our possible competitive challenges by giving full play to our advantages (mainly technology, products, and supply chain) to attain greater advantage in terms of quality, cost, and supply stability. We intend to use these advantages to secure a larger market share and to boost our rapid development and expansion of our capabilities. Due to the high technical barriers to entry in our field, including the complexity of the raw materials involved and the inherent product quality challenges, we believe potential competitors seeking to enter our market will require three to five years to enter the market and launch truly competitive products. We believe this will allow us to press our advantages described above and stay ahead of new competition.

●	Second, we intend to accelerate our business growth and market expansion, taking full advantage of rapid industrial advancements empowered by information technology and life science technology. Our improved financial strength after a successful equity offering, combined with a sustained growth of market demand in the Big Health industry (driven in part by the COVID-19 pandemic), will enhance our ability to tackle various challenges.

●	Third, we will actively seek opportunities for collaboration and cooperation with large-scale enterprises that focus on human micro-biome-related businesses (such as Guangzhou Wanglaoji Pharmaceutical, JDB, Wahaha, Mengniu, Yili, Chr. Hansen, etc.), including cooperation in product sales, strategic business relationships, and, if possible, equity investment.

●	Fourth, we intend to invest some of our available cash generated from operations and capital raising to add additional teams to our direct sales force, to expand our geographic reach with new distribution channels into other provinces within China and overseas, and to establish more sales online.

We also face other challenges, risks and uncertainties that may materially and adversely affect our business, financial condition, results of operations and prospects. You should consider the risks discussed in “Risk Factors” and elsewhere in this report before investing in our Shares.

REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China and the European Union or our shareholders’ rights to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment in China

Foreign investment law

On March 15, 2019, the National People’s Congress, or the NPC, promulgated the Foreign Investment Law of the PRC, or the Foreign Investment Law, which became effective on January 1, 2020, and replaced the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law. The organization form, organization, and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established in accordance with the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of the Foreign Investment Law. The Foreign Investment Law provides that that foreign investment refers to investment activities directly or indirectly conducted within China by foreign natural persons, enterprises or other entities (the “foreign investors”), which include the following forms: (a) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within PRC; (b) a foreign investor acquires stock shares, equity shares, property portions, or other like rights and interests of an enterprise within PRC; (c) a foreign investor, individually or collectively with other investors, invests in a new project within the PRC; and (d) other forms of investments under laws, administrative regulations, or provisions prescribed by the State Council of the PRC.

On December 26, 2019, the State Council promulgated the Implementing Regulations of the Foreign Investment Law of the PRC, or the FIE Implementing Regulations, which became effective on January 1, 2020. The FIE Implementing Regulations strictly implements the legislative principles and purpose of the Foreign Investment Law, it emphasizes on promoting and protecting the foreign investment and refines the specific measures. On the same day, the Supreme People’s Court issued the Interpretation on the Application of the Foreign Investment Law of the PRC, which also came into effect on January 1, 2020 and provides for interpretations on the application of laws in cases of investment contracts disputes between equal parties. This interpretation shall apply to any contractual dispute arising from the acquisition of the relevant rights and interests by a foreign investor by way of gift, division of property, the merger of enterprises, division of enterprises, etc.

According to the FIE Implementing Regulations, the registration of foreign-invested enterprises shall be handled by the State Administration for Market Regulation, or the SAMR or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc. However, the relevant competent government departments shall not grant the license or permit enterprise registration if the foreign investor intends to invest in the industries or fields as specified in the Special Administrative Measures (Negative List) for Foreign Investment Access (2020), or the Negative List 2020, without satisfying the relevant requirements. If a foreign investor invests in a prohibited field or industry as specified in the Negative List 2020, the relevant competent government department shall order the foreign investor to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status prior to the occurrence of the aforesaid investment, and the illegal gains, if any, shall be confiscated. If the investment activities of a foreign investor violate the special administrative measures for access restrictions on foreign investments as stipulated in the negative list, the relevant competent government department shall order the investor to make corrections within the specified time limit and take necessary measures to meet the relevant requirements. If the foreign investor fails to make corrections within the specified time limit, the aforesaid provisions regarding the circumstance that a foreign investor invests in the prohibited field or industry shall apply.

According to the Foreign Investment Law and the FIE Implementing Regulations, Xi’an CMIT and Xi’an Youpincui have registered with the High-tech Branch of Xi’an Administration Industrial and Commercial Bureau. As the industries engaged by Xi’an CMIT and Xi’an Youpincui are not listed in the Negative List 2020, they do not need to obtain any license from other relevant competent government departments.

Regulations Relating to Value-Added Telecommunications Services

Foreign investment in value-added telecommunications

Foreign direct investment in telecommunications companies in China is regulated by the Administrative Provisions on Foreign-Invested Telecommunications Enterprises, or the FITE Regulation, which was issued by the State Council on December 11, 2001, most recently amended on February 6, 2016. The FITE Regulation stipulates that a foreign-invested telecommunications enterprise in the PRC, or the FITE, must be established as a sino-foreign equity joint venture for operations in the PRC. Under the FITE Regulation and in accordance with WTO-related agreements, the foreign party investing in a FITE engaging in value-added telecommunications services may hold up to 50% of the ultimate equity interests of the FITE. In addition, the major foreign party as the shareholder of the FITE must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business. The FITE that meets these requirements must obtain approvals from the Ministry of Industry and Information Technology, or the MIIT, and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Furthermore, the foreign party investing in the e-commerce business, as a type of value-added telecommunications services, has been allowed to hold up to 100% of the equity interests of the FITE based on the Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued on June 19, 2015, and the current effective Catalogue of Telecommunications Services, or the Telecom Catalog.

On July 13, 2006, the Ministry of Information Industry of the PRC, or the MII (which is the predecessor of the MIIT) promulgated the Notice of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, or the MII Notice, which reiterates certain requirements of the FITE Regulation and strengthens the administration by the MII. Under the MII Notice, if a foreign investor intends to invest in PRC value-added telecommunications business, the foreign investor must establish a FITE and apply for the relevant license for value-added telecommunications services, or the VATS License. In addition, a domestic company that holds a license for the provision of value-added telecommunications services is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Trademarks and domain names that are used in the provision of value-added telecommunications services must be owned by the license holder or its shareholders. The MII Notice also requires that each VATS License holder have appropriate facilities for its approved business operations and maintain such facilities in the business regions covered by its license. The VATS License holder shall perfect relevant measures for safeguarding the network and information, establish relevant administrative policies on information safety, set up the procedures for handling network emergencies and information safety and implement the liabilities system for information safety.

Telecommunications regulations

The Telecommunications Regulations of the PRC, or the Telecom Regulations, promulgated on September 25, 2000, and most recently amended on February 6, 2016, are the primary PRC laws governing telecommunications services, which set out the general framework for the provision of telecommunications services by domestic PRC companies. The Telecom Regulations require that telecommunications service providers shall obtain licenses prior to commencing operations. The Telecom Regulations distinguish basic telecommunications services and value-added telecommunications services. The Telecom Catalog, promulgated by MII on February 21, 2003, and amended by the MIIT on December 28, 2015, and June 6, 2019, and issued as an attachment to the Telecom Regulations, identifies internet information services and online data processing and transaction processing as value-added telecommunications services.

On July 3, 2017, the MIIT issued the revised Administrative Measures for the Licensing of Telecommunications Business, or the Telecom License Measures, which became effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures require that an operator of value-added telecommunications services obtain a VATS License from the MIIT or its provincial-level counterparts. The term of a VATS License is five years and the license holder is subject to the annual inspection.

Internet information services

On September 25, 2000, the State Council promulgated the Measures for the Administration of Internet Information Services, or the ICP Measures, as amended on January 8, 2011. Under the ICP Measures, the internet information service is categorized into commercial internet information services and non-commercial internet services. The operators of non-commercial internet information services must file-record with relevant governmental authorities. However, the operators of commercial internet information services in China must obtain an ICP License, from the relevant governmental authorities. And the provision of particular information services, such as news, publishing, education, healthcare, medicine, and medical device must also comply with relevant laws and regulations and obtain approval from competent governmental authorities.

Internet information service providers are required to monitor their websites. They may not post or disseminate any content that falls within prohibited categories provided by laws or administrative regulations and must stop providing any such content on their websites. The PRC government may order ICP License holders that violate the content restrictions to correct those violations and revoke their ICP Licenses under serious conditions.

The MIIT released the Circular on Regulating the Use of Domain Names in Internet Information Services on November 27, 2017, effective from January 1, 2018, which provides that the domain names used by the internet information service provider in providing internet information services shall be registered and owned by such internet information service provider, and if the internet information service provider is a legal entity, the domain name registration shall be the legal entity (or any of its shareholders), or its principal or senior manager.

Regulations Relating to Land Use Right and Construction

Pursuant to the PRC Land Administration Law promulgated in June 1986 with the latest amendment in August 2019 (effective as of January 2020) and the PRC Civil Code, any entity that needs land for construction must obtain land use right and must register with local counterparts of Ministry of Natural Resources. Land use right is established at the time of registration.

According to the Measures for the Administration of Grant and Transfer of Right to Use Urban State-owned Land promulgated by the Ministry of Construction in December 1992 with the latest amendment in 2011, and the PRC Law on Urban and Rural Planning promulgated by the Standing Committee of the National People’s Congress in October 2007 and became effective in January 2008 with the latest amendment in April 2019, the Measures for Administration of Construction Permits of Construction Projects promulgated by the Ministry of Housing and Urban-Rural Development of the PRC (or the MOHURD) in October 1999 with the latest amendment in March 2021, and the Administrative Measures on the Filings of Inspection Upon Completion of Construction of Buildings and Municipal Infrastructure promulgated by the MOHURD in October 2009, after obtaining land use right, the owner of land use right must obtain construction land planning permit, construction works planning permit from the relevant municipal planning authority, and a construction permit from relevant construction authority in order to commence construction. After a building is completed, an examination of completion by the relevant governmental authorities and experts must be organized.

Regulations on Production and Sale of Food Products

Before 2018, the China Food and Drug Administration, or the CFDA, had the regulatory authority to oversee, administer, and enforce all laws, regulations, and rules concerning the food industry business operations in China. After the institutional reforms, the CFDA has been abolished, and relevant regulatory authority has been taken over by the SAMR under the State Council.

The food industry is subject to extensive regulations in China. The PRC laws and regulations governing the food industry primarily consist of the PRC Food Safety Law (2009), as last amended in 2021; the Implementation Regulation for the Food Safety Law of PRC (2009), as amended in 2019, or the Food Safety Regulation; the Administrative Measures for Food Production Licensing (2010), as last amended in 2020, or the Food Production Licensing Rule; and the Administrative Measures for Food Business Licensing (2015), as amended in 2017, or the Food Business Licensing Rule. Under the PRC Food Safety Law and the Food Safety Regulation, food product manufacturers and business operators shall obtain the required food production permits; food producers and business operators are subject to regular quality inspection and supervision by the local governmental agencies and their product permits may be revoked if they no longer meet the standards and requirements for food production and operation; food-producing enterprises shall establish and implement food safety management systems, such as ingredient inspection and acceptance, production process safety management, storage management, equipment management, and substandard product management systems; and packaging of pre-packed food shall bear a label which states manufacturing permit serial number; among other things. The State Council implements a licensing system for food product manufacture and distribution. According to the Food Production Licensing Rule, a food production license must be obtained prior to engaging in food production activities in the PRC. The Food Business Licensing Rule requires food business operators to obtain a food business license for each business entity engaging in food business operations. We have obtained the required Food Production Licenses and Food Business Licenses, as set forth in the table below:

No	License Type	License No.	License Date	Expiry Date	Holder
1	Food Production License	SC12361052300601	June 16, 2021	September 25, 2023	Xi’an App-Chem

2	Food Business License	JY16101130096276	November 10, 2017	November 9, 2022	Xi’an App-Chem

3	Food Production License	SC10661020100062	September 2, 2019	November 27, 2022	Tongchuan DT

In addition to PRC laws and regulations, we strictly follow applicable safety regulations in all markets to which we sell our products. Through our subsidiary, Xi’an App-Chem, we have obtained REACH certification for our ambroxide in the European Union, and Generally Recognized as Safe List (“GRAS”) certification from the FDA for our clary sage. We have obtained kosher and halal certifications for certain of our products as well.

“GRAS” is an acronym for the phrase Generally Recognized As Safe. Under sections 201(s) and 409 of the U.S. Federal Food, Drug, and Cosmetic Act (the “Act”), any substance that is intentionally added to food is a food additive, that is subject to premarket review and approval by FDA, unless the substance is generally recognized, among qualified experts, as having been adequately shown to be safe under the conditions of its intended use, or unless the use of the substance is otherwise excepted from the definition of a food additive. General recognition of safety under for a substance under U.S. law may be achieved under either of two methods:

●	Under sections 201(s) and 409 of the Act, and FDA’s implementing regulations in 21 CFR 170.3 and 21 CFR 170.30, the use of a food substance may be GRAS either through scientific procedures or, for a substance used in food before 1958, through experience based on common use in food Under 21 CFR 170.30(b), general recognition of safety through scientific procedures requires the same quantity and quality of scientific evidence as is required to obtain approval of the substance as a food additive. General recognition of safety through scientific procedures is based upon the application of generally available and accepted scientific data, information, or methods, which ordinarily are published, as well as the application of scientific principles, and may be corroborated by the application of unpublished scientific data, information, or methods.

●	Under 21 CFR 170.30(c) and 170.3(f), general recognition of safety through experience based on common use in foods requires a substantial history of consumption for food use by a significant number of consumers.

Under 21 CFR 182.20, clary sage has been generally recognized as safe for its intended use.

REACH stands for “Registration, Evaluation, Authorization and Restriction of Chemicals”. REACH is the EU’s regulation on preventive management of all chemicals entering its market. The regulation was issued on June 1, 2007, and implemented on June 1, 2008. According to the EU REACH regulations, companies need to submit a registration to the European Chemicals Agency (ECHA) for chemical substances (substances, substances in mixtures or substances intentionally released in articles) whose annual output or import volume exceeds 1 ton in the EU in order to continue to manufacture, import or sell the chemical within the EU. Xi’an App-Chem, sells two non-food products – sclareol glycol and ambroxide – in the EU. Both of these products have EU REACH certification, which satisfies the EU safety regulations for export and allows them to be sold in compliance with the EU market rules.

We rely upon published and unpublished safety information including clinical studies on ingredients used in our products. These studies include the following:

●	“Safety and toxicity of silymarin, the major constituent of milk thistle extract: An updated review,” (a study on the use of Silymarin in humans at therapeutic doses of up to 700 mg three times a day for 24 weeks.) Some gastrointestinal discomforts occurred like nausea and diarrhea.

●	The toxicology and safety of apple polyphenol extract,” (a study on polyphenol use in humans that included a 90-day subchronic-toxicity test).

●	“Public Announcement Regarding Haematococcus Pluvialis and Other New Resource Food” [Evaluation Division of Food Safety Standard and Inspection, No. 17 issued on October 29, 2010] (evaluating the use of Stachyose as an ordinary food).

Regulation on Product Liability

The PRC laws and regulations governing the product liability primarily consist of the PRC Product Quality Law (1993), as lately amended in 2018; Law on the Protection of the Rights and Interests of Consumers (1993), as lately amended in 2013, or the Consumers Protection Law; and the PRC Civil Code.

Under the PRC Product Quality Law, producers and vendors of defective products may incur liability for losses and injuries caused by such products. There are three circumstances under which producers or vendors can have immunity from the defective product liability: 1) the defective products are never put into the market; 2) the products defect which caused the damages did not exist when the products were put into the market; 3) the exam techniques and skills were not able to find out the defects when the products were put into the market. So far, our product quality is in conformity with the national requirements and we have passed the regulatory agency’s examination and also successfully obtained the certificates of GB/T 199001-2016/ISO 9001:2015, GB/T 22000-2006/ISO 22000:2005, ISO 9001:2008/GB/T 19001-2008 system.

Under the PRC Civil Code, manufacturers or retailers of defective products that cause property damage or physical injury to any person will be subject to civil liability. The Consumers Protection Law was enacted to protect the legitimate rights and interests of end-users and consumers and to strengthen the supervision and control of the quality of products.

Under the PRC Civil Code, a customer who suffers injury from a defective product can claim damages from either the manufacturer or vendor of the defective product. And, where personal injury is caused by tort, the tortfeasor shall compensate the victim for the reasonable costs and expenses for treatment and rehabilitation, as well as death compensation and funeral costs and expenses if it causes the death of the victim. There is no cap on monetary damages the plaintiffs may seek under the PRC Civil Code.

Regulations Relating to Environmental Protection

Pursuant to the PRC Law on Environment Impact Assessment promulgated in 2002, most recently amended in 2018, and the Administrative Regulations on the Environmental Protection of Construction Projects promulgated in 1998, most recently amended in 2017, each construction project is required to undergo an environmental impact assessment, and an environmental impact assessment report, an assessment form, or a registration form shall be filed with or approved by the relevant governmental authorities before the commencement of construction. In the event that there is a material change in respect of the construction site, scale, nature, the production techniques employed, or the measures adopted for preventing pollution and preventing ecological damage of a given project, a new environmental impact assessment document shall be filed with or approved by the relevant governmental authorities. Moreover, in accordance with the Interim Measure on the Environmental Protection Completion Acceptance of Construction Projects promulgated in 2017, after the completion of a construction project, the construction entity is required to conduct acceptance check of the constructed supporting environmental protection facilities and deliver an acceptance report. Failure to comply with the above-mentioned regulations may subject an enterprise to fines, suspension of the construction, and other administrative liabilities and even criminal liabilities under severe circumstances.

Regulations Relating to Intellectual Property Rights

The PRC government has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks, and domain names.

Copyright. Copyright in China, including copyrighted software, is principally protected under the PRC Copyright Law, promulgated by Standing Committee of NPC in September 1990 and most recently amended in November 2020 and its implementation rules. Under the PRC Copyright Law, the term of protection for copyrighted software of legal persons is 50 years and ends on December 31 of the 50th year from the date of first publishing of the software.

Patent. The PRC Patent Law, promulgated by Standing Committee of NPC in March 1984 and most recently amended in October 2020, provides for patentable inventions, utility models, and designs, which must meet three conditions: novelty, inventiveness, and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. The protection period of a patent right is 10 years for utility models and designs and 20 years for inventions from the date of application.

Trademark. The PRC Trademark Law, promulgated by the Standing Committee of NPC in August 1982 and most recently amended in April 2019 and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout China. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where registration is sought for a trademark that is identical or similar to another trademark that has already registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registration is effective for a ten-year period from the date of approval of the trademark application unless otherwise revoked, which may be renewed for another ten years provided relevant application procedures have been completed within twelve months before the end of the validity period.

Domain Name. Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT in August 2017. The MITT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center is responsible for the daily administration of “.cn” domain names and the Chinese domain names. Domain name registration is handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration. We have registered http://en.appchem.cn, http://www.bnlus.com and other domain names.

Regulations Relating to Employment

Pursuant to the PRC Labor Law, promulgated by the Standing Committee of NPC in July 1994 and most recently amended in December 2018, and the PRC Labor Contract Law, promulgated by the Standing Committee of NPC in June 2007 and amended in December 2012, employers must execute written labor contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must comply with local minimum wage standards. Violation of the PRC Labor Law and the PRC Labor Contract Law may result in the imposition of fines and other administrative and criminal liability in the case of a serious violation.

In December 2012, the PRC Labor Contract Law was amended to impose more stringent requirements on the use of employees of temp agencies, who are known in China as “dispatched workers”. Dispatched workers are entitled to equal pay with full-time employees for equal work. Employers are only allowed to use dispatched workers for temporary, auxiliary, or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees. As of the date hereof, our consolidated subsidiaries did not use dispatched workers.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the PRC Social Insurance Law (amended in 2018), an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% of the unpaid amount per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund employers must not suspend or reduce the payment of housing provident funds for their employees. Under the circumstances where financial difficulties indeed exist due to which an employer is unable to pay or pay up housing provident funds, the permission of the labor union of the employer and the approval of the local housing provident funds commission must first be obtained before the employer can suspend or reduce their payment of housing provident funds. Where an employer does not open accounts of housing provident funds for its employees, the relevant authorities have the power to order such employer to do so within a prescribed period, failure of which can result in a fine of over RMB 10,000 and up to RMB 50,000 charged on the employer. An enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can usually be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate governmental authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans, direct investments, repatriation of investments and investments in securities outside of China.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, most recently amended in December 2019. Pursuant to SAFE Circular 19, the foreign exchange capital of foreign-invested enterprises is subject to the discretional foreign exchange settlement, which means the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) may be settled at the banks based on the actual operational needs of the enterprises. The proportion of discretionary settlement of foreign exchange capital of foreign-invested enterprises is currently 100%. SAFE can adjust such proportion in due time based on the circumstances of the international balance of payments.

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective June 2016, which reiterates some of the rules set forth in SAFE Circular 19. SAFE Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from the foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). However, there are substantial uncertainties with respect to SAFE Circular 16’s interpretation and implementation in practice. SAFE Circular 19 and SAFE Circular 16 may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions to our PRC subsidiary and any violations of these circulars could result in severe monetary or other penalties.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to SAFE Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts, and other proof as a part of the registration procedure for outbound investment.

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which took effect on the same day. SAFE Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws. Since SAFE Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

Regulations on Dividend Distribution

According to PRC Company Law, wholly foreign-owned companies in China may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned companies are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve fund until the accumulative amount of such fund reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of a liquidation. At the discretion of the wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Regulations on Offshore Financing

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. SAFE Circular 37 further requires an amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division, or other material events. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for the evasion of foreign exchange controls. We have taken steps to notify significant beneficial owners of ordinary shares whom we know are PRC residents of their filing obligations. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not always be able to compel them to comply with all relevant foreign exchange regulations. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by all relevant foreign exchange regulations.

On February 13, 2015, SAFE released Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or SAFE Circular 13, most recently amended in December 2019, under which local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, starting from June 1, 2015.

SAFE Circular 3 stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of a genuine transaction, banks shall check the board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts, and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Relating to Stock Incentive Plans

According to the Circular of the State Administration of Foreign Exchange on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the SAFE Circular 7, which was issued on February 15, 2012, and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas publicly-listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to certain exceptions, are required to register with the SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of the overseas publicly-listed company to register with the SAFE and handle foreign exchange matters such as opening accounts, transferring, and settlement of the relevant proceeds. The SAFE Circular 7 further require an offshore agent to be designated to handle matters in connection with the exercise of share options and sales of proceeds for the participants of the share incentive plans. Failure to complete the said SAFE registrations may subject our participating directors, supervisors, senior management, and other employees to fines and legal sanctions.

In addition, the SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Relating to Tax

Dividend Withholding Tax

Pursuant to the PRC Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Bulletin of the State Taxation Administration on Issuing the Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers, which became effective in January 2020, requires that where non-resident taxpayers judge by themselves that they meet the conditions for entitlement to treaty benefits, they may obtain such entitlement themselves at the time of making tax declarations, or at the time of making withholding declarations via withholding agents. At the same time, they shall collect, gather, and retain relevant materials for future reference in accordance with the provisions of these measures, and shall accept the follow-up administration of tax authorities. Accordingly, our direct subsidiary, Tea Essence Limited (Hong Kong), may be able to enjoy the 5% withholding tax rate for the dividends they receive from Xi’an CMIT or Xi’an Youpincui, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Additionally, the Announcement of the State Administration of Taxation on Issues concerning “Beneficial Owners” in Tax Treaties, promulgated by the SAT on February 3, 2018, and took effect on April 1, 2018, further clarified the analysis standard when determining one’s qualification for beneficial owner status.

Enterprise Income Tax

The principal regulations governing enterprise income tax in China are the PRC Enterprise Income Tax Law and its implementing rules, which became effective on January 1, 2008, most recently amended in December 2018. Under the PRC Enterprise Income Tax Law, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. Uncertainties exist with respect to how the PRC Enterprise Income Tax Law applies to the tax residence status of Bon Natural Life Limited and our offshore subsidiaries.

Under the PRC Enterprise Income Tax Law, an enterprise established outside China with its “de facto management bodies” located within China is considered a “resident enterprise”, meaning that it is treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the PRC Enterprise Income Tax Law define the “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

The SAT issued the Circular of the State Administration of Taxation on Issues Concerning the Identification of Chinese-controlled Overseas Registered Enterprises as Resident Enterprises in accordance with the Actual Standards of Organizational Management, or SAT Circular 82, in 2009, and most recently amended in December 2017. According to SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (a) the places where the senior management and senior management departments responsible for the daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (b) decisions relating to the enterprise’s financial matters (such as money borrowing, lending, financing and financial risk management) and human resource matters (such as appointment, dismissal and salary and wages) are made or are subject to approval by organizations or personnel in China; (c) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in China, and (d) 50% or more of voting board members or senior executives habitually reside in China. In addition, the SAT issued the Bulletin of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) in 2011, most recently amended in June 2018, providing more guidance on the implementation of SAT Circular 82. This bulletin clarifies matters including resident status determination, post determination administration, and competent tax authorities. In January 2014, the SAT issued the Bulletin of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions, or SAT Bulletin 9. According to SAT Bulletin 9, a Chinese-controlled offshore incorporated enterprise that satisfies the conditions prescribed under the SAT Circular 82 for being recognized as a PRC tax resident must apply for being recognized as a PRC tax resident to the competent tax authority at the place of registration of its main investor within the territory of China.

We do not believe that we meet all of the conditions outlined in the immediately preceding paragraph. We believe that Bon Natural Life Limited and our offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Circular 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may, therefore, be subject to PRC income tax on our global income. We are actively monitoring the possibility of “resident enterprise” treatment for the applicable tax years and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

In the event that Bon Natural Life Limited or any of our offshore subsidiaries is considered to be a PRC resident enterprise: Bon Natural Life Limited or our offshore subsidiaries, as the case may be, may be subject to the PRC enterprise income tax at the rate of 25% on our worldwide taxable income; dividend income that Bon Natural Life Limited or our offshore subsidiaries, as the case may be, received from our PRC subsidiaries may be exempt from the PRC withholding tax; and interest paid to our overseas shareholders or Shares holders who are non-PRC resident enterprises as well as gains realized by such shareholders or Shares holders from the transfer of our shares or Shares may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of up to 10%, subject to any reduction or exemption set forth in relevant tax treaties, and similarly, dividends paid to our overseas shareholders or Shares holders who are non-PRC resident individuals, as well as gains realized by such shareholders or Shares holders from the transfer of our shares or Shares, may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of 20%, subject to any reduction or exemption set forth in relevant tax treaties. “Risk Factor—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or Shares holders.”

SAT issued Bulletin of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or SAT Bulletin 7, on February 3, 2015, which replaced or supplemented certain previous rules under the Circular of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Incomes from Equity Transfers of Non-Resident Enterprises, or SAT Circular 698. Under SAT Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of SAT Bulletin 7. If SAT Bulletin 7 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with SAT Bulletin 7 or to establish that the relevant transactions should not be taxed under SAT Bulletin 7.

On October 17, 2017, the SAT issued the Bulletin of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

Where the payers fail to withhold any or sufficient tax, the non-PRC residents, as the transferors, are required to declare and pay such taxes to the tax authorities on their own within the statutory time limit. Failure to comply with the tax payment obligations by the non-PRC residents will result in penalties, including full payment of taxes owed, fines ranging from fifty percent to five times the amount of unpaid or underpaid tax, and default interest on those taxes.

Enterprises that are recognized as high and new technology enterprises in accordance with the Administrative Measures for the Determination of High and New Tech Enterprises issued by the Ministry of Science, or the MOF, and the SAT are entitled to enjoy a preferential enterprise income tax rate of 15%. Under which the validity period of the high and new technology enterprise qualification shall be three years from the date of issuance of the certificate. An enterprise can re-apply for such recognition as a high and new technology enterprise before or after the previous certificate expires.

PRC Value-Added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the PRC, which was promulgated by the State Council on December 13, 1993, most recently amended on November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the PRC, which was promulgated by the MOF, and SAT on December25,1993, and became effective on January 1, 2009, and as amended on October 28, 2011, any entity or individual conducting product sales is required to pay a value-added tax, or VAT, on the gross sales price of goods. VAT rates range up to 17%, depending on the type of products sold. On March 21, 2019, MOF, SAT and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which became effective on April 1, 2019 and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products.

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. Although the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like our recent IPO are subject to the M&A Rules, the interpretation, and application of the regulations remain unclear, and any future offerings may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for a future securities offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

The M&A Rules and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011, and which became effective on March 4, 2011, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by MOFCOM on August 25, 2011, and which became effective on September 1, 2011, the Measures for the Security Review of Foreign Investments issued by MOFCOM and NDRC on December 19, 2020, which became Effective on January 18, 2021, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

C.	Organizational Structure

We commenced our natural products and ingredients business through Xi’an App-Chem Bio(Tech) Co., Ltd. (“Xi’an App-Chem”), a corporation formed in the People’s Republic of China in April of 2006. On April 23, 2006, Xi’an App-Chem received its Business License (Registration No.: 6101012116403) from the Xi’an Administration for Industry and Commerce.

On December 11, 2019, Bon Natural Life Limited was incorporated under the laws of the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. Bon Natural Life Limited subsequently established a Wholly Foreign-Owned Enterprise (“WFOE”) in PRC China, Xi’an CMIT Information and Technology Co., Ltd. (“Xi’an CMIT”). Xi’an CMIT is wholly owned by our direct subsidiary in Hong Kong, Tea Essence. Due to PRC legal restrictions on foreign ownership in companies that engage in online sales China, we originally carried out our business through Xi’an App-Chem, a domestic PRC company, through a variable interest entity structure. Effective November 1, 2021, however, we reorganized our corporate structure in the PRC and are now the indirect sole shareholder of Xi’an App-Chem. Xi’an App-Chem is wholly-owned by two WFOE’s Xi’an CMIT and Xi’an Youpincui. Each of the WFOEs are in turn wholly-owned by Tea Essence, our direct wholly-owned subsidiary in Hong Kong. Xi’an App-Chem’s financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have control over that entity by way of 100% equity ownership through Tea Essence, and in turn, Xi’an CMIT and Xi’an Youpincui.

The following diagram illustrates our corporate structure as of the date of this annual report:

Xi’an App-Chem’s Operating Subsidiaries

The table below provides a summary of Xi’an App-Chem’s operating subsidiaries (“Bon Operating Companies”) and their primary business functions as of the date of this annual report:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Bon Natural Life	December 11, 2019	Cayman Islands	Parent, 100%	Investment holding

Tea Essence	January 9, 2020	Hong Kong	100%	Investment holding

Xi’an CMIT	April 9, 2020	Xi.an City, PRC	100%	WFOE, Investment holding

Xi’an Youpincui	September 8, 2021	Xi.an City, PRC	100%	WFOE, Investment holding

PRC Subsidiaries:
Xi’an App- Chem Bio (Tech)	April 23, 2006	Xi’an City, PRC	100% owned by WFOEs	General administration and sales of the Company’s products to customers
Bon Operating Companies (owned by Xi’an App-Chem)
App-Chem Health	April 17, 2006	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Registered owner of land with an area of 12,904.5 square meters, no other business activities
App-Chem Ag-tech	April 19, 2013	Dali County, PRC	100% owned by Xi’an App-Chem	Product manufacturing
Xi’an YH	September 15, 2009	Xi.an City, PRC	100% owned by Xi’an App-Chem	Research and development of product
App-Chem Guangzhou	April 27, 2018	Guangzhou City, PRC	100% owned by Xi’an App-Chem	Raw material purchase
Tongchuan DT	May 22, 2017	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Product manufacturing
Xi’an DT	April 24, 2015	Xi’an City, PRC	75% owned by Xi’an App-Chem	Research and development of product
Tianjin YHX	September 16, 2019	Tianjin City, PRC	51% owned by Xi’an App-Chem	Raw material purchase
Gansu BMK	March 11, 2020	Jiuquan City, PRC	100% owned by Xi’an App-Chem	Raw material purchase

D.	Property, Plants and Equipment

Property, Plants, and Equipment

Our current property and equipment consist of buildings, machinery, vehicles, and construction in progress with a total net book value of $19,228,642 and $14,171,963 as of September 30, 2021 and 2020, respectively. Xi’an App-Chem has three facilities, one of which is in operation, and the other two of which are under construction:

Weinan Raw Materials and Ingredients Production Site

This site, located in Xuzhuang Industrial Park, Dali County, Weinan, Shaanxi, occupies an area of 30 mu, or approximately 5 acres (1 mu=0.165 acre) and a building area of 11,000 m2, or 118,403 square feet. It is rented by the Company at RMB 12,500 or $1,920 per month. It is equipped with a plant extract workshop (which has 4 sets of extraction equipment consisting of 6 m3 or 212 cubic feet multifunctional extraction tanks, 3 sets of concentration equipment, 14 sets of separation equipment and 23 sets of storage and transport equipment), a refining, drying, and packing workshop (2 sets of spray and drying towers, 6 sets of drying equipment, 2 sets of crushing equipment and over 20 other related equipment), a spices refinement workshop (70 sets of various production equipment with volume from 2000L to 5000L, 1 set of molecular distillation equipment, 1 set of water treatment equipment, 1 set of ash treatment equipment and 15 sets of refrigeration and pressure equipment). This facility mainly manufactures products in our clary sage series, apple polyphenols series, and stachyose products.

Tongchuan Functional Health Business Production Site

This site, located at the intersection of Datang Third Road and Changhong South Road, Southern Industrial Park, New Downtown District, Tongchuan, Shaanxi, covers an area of 24.8 mu or approximately 4.1 acres (1 mu=0.165 acre) and a construction area of 13,500 m2 or approximately 145,313 square feet. It is under construction and planned to establish 3 disinfection production lines, 2 production lines of powder drinks and pressed candies, 3 paste production lines, 2 production lines of special diets and 1 research and development center, quality inspection center, product exhibition center and a comprehensive office area. After completion, the value of this new plant’s total output is expected to reach up $150 million per year. The project is expected to be completed and put into production in December 2022. As of September 30, 2021, the bulk of the required investment in this project ($15.7 million out of $17.7 million total cost) has been made. Management expects the remaining required expenditures to be funded through the Company’s operational cash flows and bank borrowings, if necessary. The Company has obtained a long-term land use certificate for this site. No additional expenditures or other conditions are required to maintain the sustainable land use right.

Yumen Plant

On May 10, 2021, we acquired a land use right of 8.2 acres at cost of $267,000, through a government organized auction bidding in Yumen City, Gansu Province of China. We have the right to use this land for 50 years until to May 9, 2071. We have started construction on a new manufacturing facility for raw materials and ingredients on this land. Total budget for construction of this new manufacturing plant is around $6.2 million. We broke ground on Yuman Plant on July 29, 2021 with estimated completion around October 2022. As of September 30, 2021, the bulk of the required investment in this project ($3.1 million out of $6.2 million total cost) has been made. Management expects the remaining required expenditures to be funded through the Company’s operational cash flows and bank borrowings, if necessary.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Key Financial Performance Indicators

In assessing our financial performance, we consider a variety of financial performance measures, including principal growth in net revenue and gross profit, our ability to control costs and operating expenses to improve our operating efficiency and net income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater details under “Results of Operations”:

Net Revenue

Our net revenue is driven by changes in the number of customers, sales volume, selling price, and mix of products sold. Our products are sold with no right of return and we do not provide other credits or sales incentive to customers.

We sell our products to our customers in three broad product categories: fragrance compounds, health supplemental powder drinks and bioactive food ingredients, which accounted for 50.0%, 26.1% and 23.9% of our total revenue for the year ended September 30, 2021, 43.3%, 21.3% and 35.4% of our total revenue for the year ended September 30, 2020, and accounted for 41.1%, 26.5% and 32.4% of our total revenue for the year ended September 30, 2019, respectively.

Sales volumes of our fragrance compounds and health supplemental powder drinks increased by 7.9% and 51.7% for the year ended September 30, 2021 as compared to the same period of 2020 due to strong customer demand and increased customer number. However, sales volume of our bioactive food ingredients decreased by 5.7% because of reduced sales orders we received from customers for our major bioactive product, Stachyose, when COVID-19 outbreak and spread in China appeared to be under control during the year ended September 30, 2021. For the year ended September 30, 2020, due to COVID-19 outbreak and spread, our Stachyose product, a representative product under our bioactive food ingredient product category and an important ingredient or materials used in manufacturing of probiotic supplement to boost digestive health and immunity and fight off the bad bacteria and boost immunity, has been designated by the local government as an important supplemental material to produce COVID-19 pandemic control related drugs and substances, resulted in an increased demand and customer orders for this product. As COVID-19 has been under control, customer orders for Stachyose product decreased during the year ended September 30, 2021 which led to decreased sales volume for our bioactive food ingredients. Average selling prices of our fragrance compounds and health supplemental powder drinks increased by 39.2% and 4.9%, respectively, for the year ended September 30, 2021 as compared to the same period of 2020 as a result of our adjusted pricing strategy in response to increased raw material purchase costs and market change. The total number of customers were 132 and 114 customers for the years ended September 30, 2021 and 2020, respectively, increased by 18 or 15.8% as a result of our marketing efforts. As a result of these change in product mix, change in sales volume, changes in average selling price and changes in number of customers, our total revenue increased by 39.9% for the year ended September 30, 2021 as compared to the same period of 2020.

Sales volumes of our fragrance compounds and bioactive food ingredients increased by 6.5% and 116.0% in fiscal 2020 as compared to fiscal 2019 due to strong customer demand and increased average customer order size for these products. However, sales volume of our health supplement (powder drinks) decreased by 13.9% because we had difficulty to fulfill customer orders and timely deliver our products to customers during the period from February to April 2020 due to logistic disruptions caused by the COVID-19. Average selling prices of our fragrance compounds and health supplements (powder drinks) increased by 11.9% and 5.9% in fiscal 2020 as compared to fiscal 2019 as a result of our adjusted pricing strategy in response to increased raw material purchase costs. However, average selling price of our bioactive food ingredients decreased by 42.7%, because through research and development, the extraction process for our Stachyose products has been improved during 2020, which led to our effective extraction of the ingredient out of raw materials from original 60% extraction ratio to current 95% extraction ratio, and accordingly helped us save the manufacturing cost, lower down our average unit cost and be more competitive. As a result, we lowered our selling price of Stachyose products to stimulate customer orders while benefiting our community and making the product more affordable to our customers during the COVID-19 outbreak. The total number of customers were 114 and 132 customers in fiscal year 2020 and 2019, respectively. The number of our domestic customers decreased by 10 and the number of our oversea customers decreased by 8 in fiscal 2020, due to travel restriction and logistic constraint caused by COVID-19 pandemic. However, as we put more marketing effort to promote our sales to large domestic enterprise clients, average customer order size increased by 28.7% in 2020 as compared to 2019, despite the decrease in total number of customers. As a result of these change in product mix, change in sales volume, changes in average selling price and changes in average customer order size, our total revenue increased by 11.1% in fiscal 2020 as compared to fiscal 2019.

Gross Profit

Gross profit is equal to net revenue minus cost of goods sold. Cost of goods sold primarily includes inventory costs (raw materials, labor, packaging cost, depreciation and amortization, third-party products purchase price, freight costs and overhead). Cost of goods sold generally changes as our production costs change, as these are affected by factors including the market price of raw materials, labor productivity, and in changes to the customer and product mix. Our cost of revenues accounted for 72.1%, 71.4% and 67.8% of our total revenue for the fiscal year 2021, 2020 and 2019, respectively.

Our gross margin was 27.9% for the year ended September 30, 2021, a decrease by 0.7% from gross margin of 28.6% for the year ended September 30, 2020 due to changes in product mix, and increase in raw material purchase costs as affected by COVID-19 impact and general inflation.

Our gross margin was 28.6% for fiscal year 2020, a decrease by 3.6% from gross margin of 32.2% in fiscal year 2019. The increase in cost of revenue and decrease in gross margins were primarily attributable to increased raw material purchase costs associated with our fragrance compounds and health supplements (powder drinks) products. In addition, our gross profit and gross margin are also affected by the gross margin of each product category and the different product mix of sales during each reporting period. Our gross margin increases when more products with lower costs and higher margin are sold, while our gross margin decreases when more products with higher costs and lower margin are sold. In fiscal year 2020, more products with higher costs and lower margin were sold. These factors led to the decrease in our gross profit and gross margin. See detailed discussion under “Results of Operation”.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Our selling expenses primarily include salary and welfare benefit expenses paid to our sales personnel, advertising expenses to increase the awareness of our brand, shipping ad delivery expenses, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses. Our selling expenses accounted for 0.5%, 0.9% and 1.7% of our total revenue for the years ended September 30, 2021, 2020 and 2019, respectively. The COVID-19 outbreak and spread caused reduced trade shows and business travel, and we put more focus to target our customers through online and virtual marketing and sales promotion. In addition, the disruption of logistics caused by COVID-19 also led to our reduced shipping and delivery expense associated with export sales to overseas customers. Although our selling expense decreased, from a long-term perspective, if we continue to expand our sales network, we still expect that our overall selling expenses, including but not limited to, advertising expenses, brand promotion expenses and salaries increase in the future if our business further grows.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses, land and property taxes and professional service expenses. General and administrative expenses were 5.2%, 7.5% and 8.0% of our revenues for the years ended September 30, 2021, 2020 and 2019, respectively. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations. We expect our professional fees for legal, audit, and advisory services to increase as we become a public company since we completed the IPO in July 2021.

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing of our new products, depreciation, and other miscellaneous expenses. Research and development expenses were 1.0%, 1.1% and 3.2% of our revenues for the years ended September 30, 2021, 2020 and 2019, respectively. Although in 2021 and 2020, the percentage of our R&D expense to the total revenue decreased due to our reduced outsourcing the R&D activities to external consulting firms, reduced materials consumption and decreased number of employees involved in R&D activities as affected by the COVID-19, from a long-term perspective, we still expect our research and development expenses to continue to increase in the foreseeable future as we continue to develop new products and diversify our product offerings to satisfy customer demand.

Comparison of Results of Operations for the Years Ended September 30, 2021 and 2020

The following table summarizes the results of our operations during the fiscal years ended September 30, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended September 30,
	2021		2020		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%

REVENUE	$25,494,564	100.0%	$18,219,959	100.0%	$7,274,605	39.9%
COST OF REVENUE	18,382,637	72.1%	13,017,646	71.4%	5,364,991	41.2%
GROSS PROFIT	7,111,927	27.9%	5,202,313	28.6%	1,909,614	36.7%

OPERATING EXPENSES
Selling expenses	138,530	0.5%	161,719	0.9%	(23,189)	(14.3)%
General and administrative expenses	1,323,726	5.2%	1,367,070	7.5%	(43,344)	(3.2)%
Research and development expenses	249,050	1.0%	205,359	1.1%	43,691	21.3%
Total operating expenses	1,711,306	6.7%	1,734,148	9.5%	(22,842)	(1.3)%

INCOME FROM OPERATIONS	5,400,621	21.2%	3,468,165	19.0%	1,932,456	55.7%

OTHER INCOME (EXPENSE)
Interest expense, net	(414,059)	(1.6)%	(328,388)	(1.8)%	(85,671)	(26.1)%
Other income, net	443,822	1.7%	514,802	2.8%	(70,980)	(13.8)%
Total other income (expenses), net	29,763	0.1%	186,414	1.0%	(156,651)	(84.0)%

INCOME BEFORE INCOME TAX PROVISION	5,430,384	21.3%	3,654,579	20.1%	1,775,805	48.6%

PROVISION FOR INCOME TAXES	820,931	3.2%	556,262	3.1%	264,669	47.6%

NET INCOME	$4,609,453	18.1%	$3,098,317	17.0%	$1,511,136	48.8%

Revenues

We currently produce our products for our customers in three broad product categories: fragrance compounds, health supplemental powder drinks and bioactive food ingredients.

Total revenues were $25,494,564 in fiscal year 2021, an increase of $7,274,605, or approximately 39.9% as compared to $18,219,959 in fiscal year 2020. Specifically, the increase in revenues was primarily attributable to (i) an increase in average selling price of fragrance compound and health supplemental powder drinks by 39.2% and 4.9%, respectively, as we raised our selling prices in response to the rising raw material costs and market change as affected by the COVID-19 and general inflation; (ii) an increase in sales volume of fragrance compounds and health supplemental powder drinks by 7.9% and 51.7%, respectively, due to increased customer orders; (iii) a 7.1% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 7.0066 in in fiscal year 2020 to US$1 to RMB 6.5095 in the same period of 2021; (iv) an increased in number of customers by 18 or 15.8% from 114 customers in fiscal year 2020 to 132 customers in fiscal year 2021 and (v) partially offset by the decrease in sales volume of our bioactive food ingredients by 5.7% when COVID-19 outbreak and spread in China appeared to be under the control during fiscal year 2021 as compared to fiscal year 2020, which led to decreased customer orders for our major bioactive ingredient product, Stachyose, which has been recommended by local government as one of the important supplemental materials to produce COVID-19 pandemic control related drugs and substances during fiscal year 2020.

The following table summarizes the breakdown of revenues by categories for the periods indicated.

	Revenues
	For the Years Ended September 30,
	2021		2020		Change	Change
	US$	%	US$	%	Amount	%
	(Amount in US$, except percentage)
Fragrance compounds	12,744,029	50.0%	7,879,300	43.3%	4,864,729	61.7%
Health supplements (powder drinks)	6,655,982	26.1%	3,887,096	21.3%	2,768,886	71.2%
Bioactive food ingredients	6,094,553	23.9%	6,453,563	35.4%	(359,010)	(5.6)%
Total Revenue	25,494,564	100.0%	18,219,959	100.0%	7,274,605	39.9%

Revenues from sales of our fragrance compound products

Our fragrance compound products primarily include natural compounds extracted from plants for cosmetic applications, such as sclareolide and ambroxide, a sustainable replacement to ambergris, a secretion by sperm whales.

Revenues from sales of our fragrance compound products increased by 61.7% or $4,864,729 to $12,744,029 in fiscal year 2021 from $7,879,300 in fiscal year 2020. This increase was attributable to the following: (i) a 39.2% increase in average selling price of our fragrance compound products in response to increased raw materials purchase price as affected by COVID-19 impact and general inflation. Weighted average unit cost for this product category increased by 34.7% in fiscal 2021, as compared to that in fiscal year 2020 mainly due to higher raw material purchase costs in 2021; (ii) a 7.9% increase in sales volume of our fragrance compound products from 41,765 kilograms in fiscal year 2020 to 45,070 kilograms in fiscal year 2021. We acquired new customers through our existing distribution network, as well as online and virtual marketing and promotion of our products, resulting in an increase in the number of customers for our fragrance compound products by 25.0% from 24 in fiscal year 2020 to 32 in fiscal year 2021; and (iii) a 7.1% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 7.0066 in in fiscal year 2020 to US$1 to RMB 6.5095 in the same period of 2021.

Revenues from sales of our health supplement (powder drinks) products

Our health supplement (powder drinks) products primarily include Prebiotics series with benefits such as intestine rejuvenation and probiotic proliferation acceleration, and milk thistle extracts with benefits to protect liver and lower blood sugar.

Revenues from sales of health supplement (powder drinks) products increased by 71.2% or $2,768,886 to $6,655,982 in fiscal year 2021 from $3,887,096 in fiscal year 2020. This increase was attributable to the following: (i) an increase of 51.7% in sales volume from 186,781 cases sold in fiscal year 2020 to 283,283 cases sold in the same period of 2021 due to increased customer orders as we shifted our sales strategy by directing more marketing effort to promote our products to large domestic enterprise clients; (ii) a 7.1% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 7.0066 in in fiscal year 2020 to US$1 to RMB 6.5095 in the same period of 2021; and (iii) a 4.9% increase in average selling price of health supplement (powder drinks) products in response to increased raw materials purchase price as affected by COVID-19 impact and general inflation.

Revenues from sales of our bioactive food ingredient products

Our bioactive food ingredient products primarily include fruit juice concentrates and extracts for a variety of health benefits that can’t be sufficiently sourced from daily dietary intakes, such as fruit concentrates, apple polyphenol, rich in anti-oxidant and derived from apple, and phloretin, an anti-oxidant with skin discoloration effect extracted from leaves and roots of apple, pear and other fruits.

Revenues from sales of our bioactive food ingredient products decreased by 5.6% or $359,010 to $6,094,553 in fiscal year 2021 from $6,453,563 in fiscal year 2020. The decrease was mainly attributable to the following: (i) a 5.7% decrease in sales volume from 128,617 kilograms in fiscal year 2020 to 121,323 kilograms in the same period of 2021. For the year ended September 30, 2020, due to COVID-19 outbreak and spread in China, our major bioactive food ingredient products, Stachyose, an important ingredient or materials used in manufacturing of probiotic supplement to boost digestive health and immunity and fight off the bad bacteria and boost immunity, has been designated by the local government as an important supplemental material to produce COVID-19 pandemic control related drugs and substances, resulted in an increased demand and customer orders for this product during fiscal year 2020. However, as COVID-19 spread has been under relatively control in China during fiscal year 2021, we received reduced customer orders for this product; (ii) a 7.0% decrease in average selling price of our bioactive ingredient products as a result of decreased market price in connection with subduing of COVID-19 as discussed above; and (iii) partially offset by a 7.1% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 7.0066 in in fiscal year 2020 to US$1 to RMB 6.5095 in the same period of 2021.

Cost of Revenues

Our cost of revenues primarily consists of inventory costs (raw materials, labor, packaging cost, depreciation and amortization, freight costs and overhead) and business tax. Cost of revenues generally changes as our production costs change, which are affected by factors including the market price of raw materials, or labor productivity, and as the customer and product mix changes.

Our cost of revenues increased by $5,364,991, or 41.2%, from $13,017,646 in fiscal year 2020 to $18,382,637 in fiscal year 2021. The increase in our cost of revenues was primarily due to 56.4% and 66.9% increases in costs of revenues associated with our sales of fragrance compound and health supplement (powder drinks) products for fiscal year 2021, as compared to the same period of 2020 when sales volumes of fragrance compound and health supplement (powder drinks) products increased by 7.9% and 51.7%, respectively. For the year ended September 30, 2021, the average unit cost of our fragrance compound products and health supplement (powder drinks) products increased by 34.7% and 2.2% respectively, due to the increase in raw material purchase costs as compared to fiscal year 2020. There is also a 7.1% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 7.0066 in in fiscal year 2020 to US$1 to RMB 6.5095 in the same period of 2021, as discussed in details below.

	For the Years Ended September 30,
	2021	2020	Change
	Amount	Amount	Amount	%

Cost of revenues – Fragrance compound products	$9,793,767	$6,261,301	$3,532,466	56.4%
Cost of revenues – Health supplement (powder drinks)	$4,599,228	$2,756,009	$1,843,219	66.9%
Cost of revenues – Bioactive food ingredients	$3,989,642	$4,000,336	$(10,694)	(0.3)%
Total cost of revenues	$18,382,637	$13,017,646	$5,364,991	41.2%

Cost of Revenues from sales of our fragrance compound products

The 56.4% increase in cost of revenues for our fragrance compound products from $6,261,301 in fiscal year 2020 to $9,793,767 in fiscal year 2021 was mainly attributable to the following: (i) an increase of 34.7% in weighted average unit cost for this product category mainly due to higher raw material purchase costs as affected by the COVID-19 impact and general inflation; (ii) an increase of 7.9% in sales volume due to stronger customer demand for our fragrance compounds products which are widely used in the manufacturing of sterilization and disinfection products; and (iii) a 7.1% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 7.0066 in in fiscal year 2020 to US$1 to RMB 6.5095 in the same period of 2021.

Cost of Revenues from sales of our health supplement (powder drinks) products

The 66.9% increase in cost of revenues for our health supplement (powder drinks) products from $2,756,009 in fiscal year 2020 to $4,599,228 in fiscal year 2021 was mainly attributable to the following: (i) an increase of 51.7% in sales volume from 186,781 cases in fiscal year 2020 to 283,283 cases in fiscal year 2021; (ii) a 7.1% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 7.0066 in in fiscal year 2020 to US$1 to RMB 6.5095 in the same period of 2021; and (iii) an increase of 2.2% in weighted average unit cost for this product category mainly due to higher raw material purchase costs as affected by the COVID-19 impact and general inflation.

Cost of Revenues from sales of our bioactive food ingredient products

The 0.3% decrease in cost of revenues for our bioactive food ingredient products from $4,000,336 in fiscal 2020 to $3,989,642 in fiscal year 2021 was mainly attributable to the following: (i) a decrease of 5.7% in sales volume as a result of decreased customer orders for our major bioactive ingredient product, Stachyose, when COVID-19 outbreak and spread in China appeared to be under control in fiscal year 2021 as compared to fiscal year 2020, as discussed above; (ii) our average unit cost decreased by 1.8% due to changes in product mix; (iii) partially offset by a 7.1% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 7.0066 in in fiscal year 2020 to US$1 to RMB 6.5095 in the same period of 2021.

Gross Profit

	For the Years Ended September 30,
	2021	2020	Change
	Amount	Amount	Amount	%

Gross Profit – Fragrance compound products	$2,950,262	$1,617,999	$1,332,263	82.3%
Gross Profit – Health supplement (powder drinks)	$2,056,754	$1,131,087	$925,667	81.8%
Gross Profit – Bioactive food ingredients	$2,104,911	$2,453,227	$(348,317)	(14.2)%
Total Gross Profit	$7,111,927	$5,202,313	$1,909,614	36.7%
Gross Profit Margin	27.9%	28.6%		(0.7)%

Our gross profit in fiscal year 2021 increased by $1,909,614, or 36.7% from $5,202,313 in fiscal year 2020 to $7,111,927 in fiscal year 2021. Our gross margin decreased by 0.7% from 28.6% in fiscal year 2020 to 27.9% in fiscal year 2021. The increase in gross profit was due to (i) an increase of 7.9% and 51.7% in sales volume of our fragrance compound and health supplement (powder drinks) products due to stronger demand from our customers as discussed above; (ii) an increase in average selling price of our fragrance compound and health supplement (powder drinks) products by 39.2% and 4.9%, respectively; and (iii) partially offset by a decrease of 5.7% in sales volume of bioactive food ingredient products due to our shifted sales strategy by directing more marketing effort to promote our Prebiotics products with the backdrop of government selection and recommendation. The decrease in our gross margin by 0.7 percentage point from 28.6% in fiscal year 2020 to 27.9% in fiscal year 2021 was due to changes in product mix and increase in raw material purchase costs as affected by COVID-19 impact and general inflation.

Gross profit from sales of our fragrance compound products

Gross profit of our fragrance compound products increased by $1,332,263 or 82.3% from $1,617,999 in fiscal year 2020 to $2,950,262 in fiscal year 2021. The increase was primarily attributable to (i) a 39.2% increase in average selling price of our fragrance compound products in response to increased raw material purchase costs as affected by COVID-19 impact and general inflation, the average unit cost of our fragrance compound products increased by 34.7% when comparing fiscal year 2021 to fiscal year 2020; (ii) an increase of 7.9% in sales volume due to stronger customer demand for some of our fragrance compounds products which are widely used in the manufacturing of sterilization and disinfection products; (iii) a 7.1% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 7.0066 in in fiscal year 2020 to US$1 to RMB 6.5095 in the same period of 2021. As a result of the above, gross margin for our fragrance compound products increased by 2.7 percentage point from 20.5% in fiscal year 2020, to 23.2% in fiscal year 2021.

Gross profit from sales of our health supplement (powder drinks) products

Gross profit of our health supplement (powder drinks) products increased by $925,667 or 81.8% from $1,131,087 in fiscal year 2020, to $2,056,754 in fiscal year 2021. The increase was primarily attributable to (i) an increase of 51.7% in sales volume from 186,781 cases in fiscal year 2020 to 283,283 cases in the same period of 2021; (ii) a 7.1% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 7.0066 in in fiscal year 2020 to US$1 to RMB 6.5095 in the same period of 2021, and (iii) a 4.9% increase in average selling price of health supplement (powder drinks) products in response to increased raw materials purchase price as affected by COVID-19 impact and general inflation. As a result, gross margin for our health supplement (powder drinks) products increased by 1.8 percentage point from 29.1% in fiscal year 2020 to 30.9% in fiscal year 2021.

Gross profit from sales of our bioactive food ingredient products

Gross profit of our bioactive food ingredient products decreased by $348,317 or 14.2%, from $2,453,227 in fiscal year 2020 to $2,104,911 in fiscal year 2021. This decrease was primarily due to (i) a decrease of 5.7% in sales volume due to decreased customer orders for our major bioactive ingredient product, Stachyose, when COVID-19 outbreak and spread in China has subdued and appeared to be under control in fiscal year 2021 as compared to fiscal year 2020, as discussed above; (ii) a 7.0% decrease in average selling price of our bioactive ingredient products as a result of decreased market price in connection with subduing of COVID-19; and (iii) partially offset by a 7.1% positive impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 7.0066 in in fiscal year 2020 to US$1 to RMB 6.5095 in the same period of 2021. As a result, gross margin for bioactive food ingredient products decreased by 3.5 percentage point from 38.0% in fiscal year 2020, to 34.5% in fiscal year 2021.

Selling expenses

	For the Years Ended September 30,		Change
(in US dollars, except percentage)	2021	2020	Amount	%
Selling Expenses	$138,530	$161,719	$(23,189)	(14.3)%
as a percentage of revenues	0.5%	0.9%		(0.4)%

Selling expenses decreased by $23,189, or 14.3%, from $161,719 in fiscal year 2020 to $138,530 in fiscal year 2021. The COVID-19 outbreak and spread caused reduced trade shows and business travel, and we put more focus to target large domestic customers through online and virtual marketing and sales promotion. In addition, the disruption of logistics caused by COVID-19 also led to our reduced shipping and delivery expense associated with export sales to overseas customers. As a result, trade show and related marketing expenses decreased by $30,926 in fiscal year 2021 as compared to fiscal year 2020.

General and administrative expenses

	For the Years Ended September 30,		Change
(in US dollars, except percentage)	2021	2020	Amount	%
General and Administrative Expenses	$1,323,726	$1,367,070	$(43,344)	(3.2)%
as a percentage of revenues	5.2%	7.5%		(2.3)%

General and administrative expenses decreased by $43,344, or 3.2%, from $1,367,070 in fiscal year 2020 to $1,323,726 in fiscal year 2021, mainly attributable to i) accrued penalty of $264,850 due to our large unpaid VAT tax associated with our CIP project in fiscal year 2020, however, in accordance with notices issued by the government to encourage micro, small and medium-sized enterprises in manufacturing industry, for the unpaid tax liabilities, management has discussed with local tax authorities and expects to settle the tax liabilities without interest and penalty before June 30, 2022, therefore no penalty accrued in fiscal year 2021; and offset by ii) an increase in salary expense of $135,497 in connection with our increased employee number from 34 to 40.

Research and development (“R&D”) expenses

	For the Years Ended September 30,		Change
(in US dollars, except percentage)	2021	2020	Amount	%
Research and Development Expenses	$249,050	$205,359	$43,691	21.3%
as a percentage of revenues	1.0%	1.1%		(0.1)%

Research and development expenses increased by $43,691, or approximately 21.3%, from $205,359 in fiscal year 2020 to $249,050 in fiscal year 2021. The increase was mainly due to an increase of $26,391 in material consumption and $10,647 in R&D testing and inspection related expenses.

Other income (expenses)

Other income (expenses) primarily includes interest income generated from our bank deposits, interest expenses incurred on our borrowings from various banks and financial institutions, government subsidy income, rental income, income from technology transfer, unrealized foreign currency exchange gain due to our export sales, and investment income of short-term investment.

	For the Years Ended September 30,		Change
(in US dollars, except percentage)	2021	2020	Amount	%
Interest expense, net	$(414,059)	$(328,388)	$(85,671)	26.1%
Foreign currency exchange gain (loss)	(45,124)	(248)	(44,876)	18095.2%
Gain on disposal of fixed assets	-	20,150	(20,150)	(100.0)%
Other income, net
-Government grants	449,972	362,187	87,785	24.2%
-Income from technology transfer	-	93,824	(93,824)	(100.0)%
-Rental income	38,409	38,889	(480)	(1.2)%
-Investment income	$565	$-	$565	100%

Interest expense, net, increased by $85,671, or approximately 26.1% in 2021 as compared to 2020. The increase was mainly attributable to increased average loan balances we carried during fiscal year 2021 as compared to fiscal year 2020.

Government subsidy income primarily relate to local government’s cash award to HNTEs based on their financial performance to promote entrepreneurship and stimulate local economies. Such awards are granted on a case-by-case basis by various local governments. Our subsidiary, Xi’an App-chem was approved as a HNTE and received government subsidy in the form of an export sales refund and cash awards based on our annual financial performance. We recognize government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received in the form of a grant and recognized as other operating income totaled $449,972 and $362,187 for the years ended September 30, 2021 and 2020, respectively.

For the year ended September 30, 2020, our subsidiary, Xi’an App-chem, sold a manufacturing process related technology to a third party and generated other income of $93,824 from such technology transfer. There was no such income for the year ended September 30, 2021.

Our subsidiary, Xi’an App-Chem, leased office space to a third-party and recorded rental income of $38,409 and $38,889 for the years ended September 30, 2021 and 2020, respectively.

Investment income related to income generated by our short-term investments, amounted to $565 and Nil for the years ended September 30, 2021 and 2020, respectively.

The overall changes in our other income (expenses) reflected the above major factors.

Provision for Income Taxes

Our provision for income taxes was $820,931 in fiscal year 2021, an increase of $264,669, or 47.6% from $556,262 in fiscal year 2020 due to our increased taxable income. Under the EIT Law, domestic enterprises and FIEs are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT grants preferential tax treatment to “HNTEs”. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. The corporate income taxes for the years ended September 30, 2021 and 2020 were reported at a blended reduced rate as a result of Xi’an App-chem being approved as a HNTE and enjoying a 15% reduced income tax rate, but subsidiaries of Xi’an App-chem are subject to a 25% income tax rate. The impact of the tax holidays noted above decreased foreign taxes by $514,327 and $372,517 for the years ended September 30, 2021 and 2020, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.08 and $0.07 for the years ended September 30, 2021 and 2020, respectively.

Net income

As a result of the foregoing, our net income increased from $3,098,317 in fiscal year 2020 to $4,609,453 in fiscal year 2021.

Comparison of Results of Operations for the Years Ended September 30, 2020 and 2019

The following table summarizes the results of our operations during the fiscal years ended September 30, 2020 and 2019, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the Years Ended September 30,
	2020		2019		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%

REVENUE	$18,219,959	100.0%	$16,396,018	100.0%	$1,823,941	11.1%
COST OF REVENUE	13,017,646	71.4%	11,113,922	67.8%	1,903,724	17.1%
GROSS PROFIT	5,202,313	28.6%	5,282,096	32.2%	79,783	1.5%

OPERATING EXPENSES
Selling expenses	161,719	0.9%	273,841	1.7%	(112,122)	(40.9)%
General and administrative expenses	1,367,070	7.5%	1,310,215	8.0%	56,855	4.3%
Research and development expenses	205,359	1.1%	522,867	3.2%	(317,508)	(60.7)%
Total operating expenses	1,734,148	9.5%	2,106,923	12.9%	(372,775)	(17.7)%

INCOME FROM OPERATIONS	3,468,165	19.0%	3,175,173	19.4%	292,992	9.2%

OTHER INCOME (EXPENSE)
Interest expense, net	(328,388)	(1.8)%	(330,919)	(2.0)%	(2,531)	0.8%
Other income, net	514,802	2.8%	145,576	0.9%	369,226	253.6%
Total other income (expenses), net	186,414	1.0%	(185,343)	(1.1)%	371,757	(200.6)%

INCOME BEFORE INCOME TAX PROVISION	3,654,579	20.1%	2,989,830	18.2%	664,749	22.2%

PROVISION FOR INCOME TAXES	556,262	3.1%	427,194	2.6%	129,068	30.2%

NET INCOME	$3,098,317	17.0%	$2,562,636	15.6%	$535,681	20.9%

Revenues

We currently produce our products for our customers in three broad product categories: fragrance compounds, health supplemental powder drinks and bioactive food ingredients.

Revenues were $18,219,959 for the year ended September 30, 2020, an increase of $1,823,941, or approximately 11.1% as compared to $16,396,018 for the year ended September 30, 2019. Specifically, the increase in revenues was primarily attributable to (i) an increase in sales volume of fragrance ingredients and bioactive food ingredients by 6.5% and 116.0%, respectively, due to increased customer orders and average order size, especially when our major product, stachyose, has been selected and recommended by local government as an important supplemental material to produce COVID-19 pandemic control related drugs and substances. (ii) an increase in average selling price of fragrance compound products and health supplement (powder drinks) products by 11.9% and 5.9%, respectively, as we raised our selling prices in response to the rising raw material costs; (iii) a decrease in selling price of our bioactive food ingredient products by 42.7% when we lowered the selling price to stimulate customer orders which resulted in a 116.0% increase in sales volume of bioactive food ingredient products, and (iv) a 1.9% negative impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.8767 in 2019 to US$1 to RMB 7.0066 in 2020, which are discussed in greater details below.

The following table summarizes the breakdown of revenues by categories for the periods indicated.

	Revenues
	For the Years Ended September 30,
	2020		2019		Change	Change
	US$	%	US$	%	Amount	%
	(Amount in US$, except percentage)
Fragrance compounds	7,879,300	43.3%	6,738,274	41.1%	1,141,026	16.9%
Health supplements (powder drinks)	3,887,096	21.3%	4,342,490	26.5%	(455,394)	(10.5)%
Bioactive food ingredients	6,453,563	35.4%	5,315,254	32.4%	1,138,309	21.4%
Total Revenue	18,219,959	100.0%	16,396,018	100.0%	1,823,941	11.1%

Revenues from sales of our fragrance compound products

Our fragrance compound products primarily include natural compounds extracted from plants for cosmetic applications, such as sclareolide and ambroxide, a sustainable replacement to ambergris, a secretion by sperm whales.

Revenues from sales of our fragrance compound products increased by 16.9% or $1,141,026 to $7,879,300 in fiscal year 2020 from $6,738,274 in fiscal year 2019. This increase was primarily attributable to the following: (i) a 6.5% increase in sales volume from 39,222 kilograms in fiscal year 2019 to 41,765 kilograms in fiscal year 2020, because of increased customer orders for our fragrance compounds products which are widely used in the manufacturing of sterilization and disinfection products. Due to COVID-19 outbreak and spread, we changed our sales strategy to put more marketing effort to promote our sales to large domestic enterprise clients. As a result, the average customer order size increased by 28.7% in 2020 as compared to 2019; (ii) a 11.9% increase in average selling price of our fragrance compound products because of our adjusted pricing strategy to partially pass though the increase of raw material purchase costs to our customers. Our raw material purchase costs associated with fragrance compound products increased by approximately 23.7% during fiscal year 2020 as compared to fiscal year 2019; and (iii) partially offset by an 1.9% negative impact from exchange rate fluctuation when average exchange rate used in converting RMB into USD increased from US$1 to RMB 6.8767 in 2019 to US$1 to RMB 7.0066 in 2020.

Revenues from sales of our health supplement (powder drinks) products

Our health supplement (powder drinks) products primarily include stachyose series with benefits such as intestine rejuvenation and probiotic proliferation acceleration, and milk thistle extracts with benefits to protect liver and lower blood sugar.

Revenues from sales of health supplement (powder drinks) products deceased by 10.5% or $445,394 to $3,887,096 in fiscal year 2020 from $4,342,490 in fiscal year 2019. This decrease was attributable to the following: (i) a decrease of 13.9% in sales volume from 216,949 cases in fiscal year 2019 to 186,781 cases in fiscal year 2020 primarily due to the temporary closure of our manufacturing plant and our limited business activities during the period from the beginning of February to March 2, 2020, as required by the local government of Xi’an province to prevent the COVID-19 pandemic spread. As a result, we had difficulty to fulfil customer orders and timely deliver our products to customers due to logistic disruptions caused by the COVID-19 during this period of time; (ii) a 1.9% negative impact from exchange rate fluctuation when average exchange rate used in converting RMB into USD increased from US$1 to RMB 6.8767 in 2019 to US$1 to RMB 7.0066 in 2020; and (iii) partially by a slight increase in average selling price by 5.9% as a result of our adjusted pricing strategy in response to market change and the increase of raw material costs. Our raw material purchase costs associated with our health supplement (powder drinks) products increased by approximately 5.2% during in fiscal 2020, as compared to fiscal 2019.

Revenues from sales of our bioactive food ingredient products

Our bioactive food ingredient products primarily include fruit juice concentrates and extracts for a variety of health benefits that can’t be sufficiently sourced from daily dietary intakes, such as fruit concentrates, apple polyphenol, rich in anti-oxidant and derived from apple, and phloretin, an anti-oxidant with skin discoloration effect extracted from leaves and roots of apple, pear and other fruits.

Revenues from sales of our bioactive food ingredient products increased by 21.4% or $1,138,309 to $6,453,563 for the year ended September 30, 2020 from $5,315,254 in fiscal year 2019. The increase was mainly attributable to the following: (i) a 116.0% increase in sales volume from 59,544 kilograms in fiscal year 2019 to 128,617 kilograms in fiscal year 2020. In response to the COVID-19 outbreak, China’s National Health Commission recommended the use of supplements regulating the human gut microbiome as one of the potential treatments for COVID-19 patients. Our VIE, Xi’an App-Chem, together with other companies engaged in manufacturing of bio-medicine, traditional Chinese medicine, medical equipment, medical supplies, key raw materials, and essential living materials have been selected by the local government of Xi’an province as qualified key enterprises to provide products or supplies to combat against the COVID-19. Our stachyose, a representative product under our bioactive food ingredient product category and an important ingredient or materials used in manufacturing of probiotic supplement to boost digestive health and immunity and fight off the bad bacteria and boost immunity, has been designated by the local government of Xi’an province as an important supplemental material to produce COVID-19 pandemic control related drugs and substances. As a result of government selection and recommendation, sales demand for our bioactive food ingredient products, especially Stachyose, increased significantly in fiscal 2020. In addition, through research and development, the extraction process for our Stachyose products has been improved during fiscal 2020, which led to our effective extraction of the ingredients out of raw materials from original 60% extraction ratio to current 95% extraction ratio, and accordingly helped us save the manufacturing cost, lower down our average unit cost and be more competitive. As a result, our raw material costs used in manufacturing of our bioactive food ingredient products decreased by approximately 4.3% in fiscal year 2020 as compared to fiscal year 2019; (ii) in response to COVID-19 pandemic, we lowered our selling price of Stachyose products by approximately 42.7% to stimulate customer orders while benefiting our community and making the product more affordable to our customers during the COVID-19 outbreak and (iii) the increase in our revenue from bioactive food ingredient products was also affected by a 1.9% negative impact from exchange rate fluctuation when average exchange rate used in converting RMB into USD increased from US$1 to RMB 6.8767 in 2019 to US$1 to RMB 7.0066 in 2020.

Cost of Revenues

Our cost of revenues primarily consists of inventory costs (raw materials, labor, packaging cost, depreciation and amortization, freight costs and overhead) and business tax. Cost of revenues generally changes as our production costs change, which are affected by factors including the market price of raw materials, or labor productivity, and as the customer and product mix changes.

Our cost of revenues increased by $1,903,724, or 17.1%, from $11,113,922 in fiscal year 2019 to $13,017,646 in fiscal year 2020. The increase in our cost of revenues was due to 35.9% and 15.2% increases in costs of revenues associated with our sales of fragrance compound and bioactive food ingredient products in fiscal year 2020, as compared to fiscal year 2019 when sales volumes of fragrance compound and bioactive food ingredient products increased by 6.5% and 116.0%, respectively. In addition, as discussed above, our raw material costs used in manufacturing of our bioactive food ingredient products decreased by approximately 4.3% as a result of optimizing our manufacturing process to improve the extraction yield of ingredients from raw materials used in manufacturing our bioactive food ingredient products during fiscal year 2020, as compared to fiscal year 2019, offset by an increase in average unit cost of our fragrance compound products and health supplement (powder drinks) products by 27.6% and 5.6% respectively, when raw material purchase costs increased in 2020, and a 1.9% negative impact from foreign currency fluctuation when the average exchange rate used in converting RMB into USD increased from US$1 to RMB 6.8767 in 2019 to US$1 to RMB 7.0066 in 2020, as discussed in details below.

	For the years ended September 30,
	2020	2019	Change
	Amount	Amount	Amount	%

Cost of revenues – Fragrance compound products	$6,261,301	$4,608,534	$1,652,767	35.9%
Cost of revenues – Health supplement (powder drinks)	$2,756,009	$3,032,290	$(276,281)	(9.1)%
Cost of revenues – Bioactive food ingredients	$4,000,336	$3,473,098	$527,238	15.2%
Total cost of revenues	$13,017,646	$11,113,922	$1,903,724	17.1%

Cost of Revenues from sales of our fragrance compound products

The 35.9% increase in cost of revenues for our fragrance compound products from $4,608,534 in fiscal year 2019 to $6,261,301 in fiscal year 2020 was mainly attributable to the following: (i) an increase of 6.5% in sales volume due to stronger customer demand for some of our fragrance compounds products which are widely used in the manufacturing of sterilization and disinfection products. Average customer order size increased by 28.7% in 2020 as compared to 2019; (ii) an increase of 27.6% in weighted average unit cost for this product category when raw material purchase costs increased by 23.7%, especially higher raw material costs in connection with our newly launched product clary sage concrete, during fiscal year 2020, as compared to fiscal year 2019; and (iii) partially offset by a 1.9% negative impact from foreign currency fluctuation when the average exchange rate used in converting RMB into USD increased from US$1 to RMB 6.8767 in 2019 to US$1 to RMB 7.0066 in 2020.

Cost of Revenues from sales of our health supplement (powder drinks) products

The 9.1% decrease in cost of revenues for our health supplement (powder drinks) products from $3,032,290 in fiscal year 2019 to $2,756,009 in fiscal year 2020 was mainly attributable to the following; (i) a decrease of 13.9% in sales volume because of the negative impact from COVID-19, which caused our temporary closure of our manufacturing facilities and our limited business activities, as required by the local government of Xi’an province to prevent the COVID-19 pandemic spread, during the period from the beginning of February to March 2, 2020, which was the peak selling season of our health supplement (powder drinks) products. As a result, we had difficulty to fulfil customer orders and timely deliver our products to customers due to logistic disruptions caused by the COVID-19 during this period of time; (ii) a 1.9% negative impact from foreign currency fluctuation when the average exchange rate used in converting RMB into USD increased from US$1 to RMB 6.8767 in 2019 to US$1 to RMB 7.0066 in 2020; and (iii) partially offset by an increase of 5.6% in weighted average unit cost for this product category, when raw material purchase costs increased by 5.2% in fiscal year 2020, as compared to fiscal year 2019.

Cost of Revenues from sales of our bioactive food ingredient products

The 15.2% increase in cost of revenues for our bioactive food ingredient products from $3,473,098 in fiscal year 2019 to $4,000,336 in fiscal year 2020 was mainly attributable to the following: (i) an increase of 116.0% in sales volume when our major product stachyose has been selected by the local government of Xi’an province as one of the important supplemental materials to produce COVID-19 pandemic control related drugs and substances and when we lowered the selling price of stachyose by approximately 43.8% to stimulate customer purchase orders. Average customer order size increased by 28.7% in 2020 as compared to 2019; (ii) on the other hand, we have optimized our manufacturing process of our bioactive food ingredient products by improving the effective extraction of the ingredient out of raw materials from original 60% extraction ratio to current 95% extraction ratio, which enabled us to save the manufacturing cost, and lower down our average unit cost by 46.7% to be more competitive; (iii) a 1.9% negative impact from foreign currency fluctuation when the average exchange rate used in converting RMB into USD increased from US$1 to RMB 6.8767 in 2019 to US$1 to RMB 7.0066 in 2020.

Gross Profit

	For the years Ended September 30,		Change
(in US dollars, except percentage)	2020	2019	Amount	%
Gross Profit	$5,202,313	$5,282,096	$(79,783)	(1.5)%
Gross Profit Margin	28.6%	32.2%		(3.6)%

Our gross profit in fiscal year slightly decreased by $79,783, or approximately 1.5% from $5,282,096 in fiscal year 2019 to $5,202,313 in fiscal year 2020. Our gross margin decreased by 3.6% from 32.2% in fiscal year 2019 to 28.6% in fiscal year 2020. The decrease in gross profit and gross margin was due to (i) a decrease in the average selling price of our bioactive food ingredient products by 42.7% as we lowered down our selling price to stimulate customer orders and we achieved optimization of our manufacturing process to improve the extraction ratio and reduced our costs as discussed above; and (ii) an increase of weighted average unit costs of our fragrance compound and health supplement (powder drinks) products by 27.6% and 5.6%, respectively as raw material costs of these two product categories increased. The decrease in our gross profit and margin was also affected by changes in our product mix sold because more lower margin product has been sold in fiscal year 2020, as compared to in fiscal year 2019.

Gross profit from sales of our fragrance compound products

Gross profit of our fragrance compound products decreased by $511,742 or 24.0% from $2,129,740 in fiscal year 2019 to $1,617,999 in fiscal year 2020. The decrease was primarily attributable to (i) an increase of 27.6% in weighted average unit cost for this product category when raw material purchase costs increased, especially higher raw material costs in connection with our newly launched product clary sage concrete, in fiscal year 2020, as compared to fiscal year 2019; (ii) a 1.9% negative impact from foreign currency fluctuation when average rate used in converting the RMB into USD increased, and partially offset by (iii) an increase of 6.5% in sales volume due to stronger demand for some of our fragrance compounds products which are widely used in the manufacturing of sterilization and disinfection products and (iv) an increase of 11.9% in average selling price as we raised our selling price in response to the rising raw material cost. As a result, gross margin for our fragrance compound products decreased by 11.1% from 31.6% in fiscal year 2019, to 20.5% in fiscal year 2020.

Gross profit from sales of our health supplement (powder drinks) products

Gross profit of our health supplement (powder drinks) products decreased by $179,113 or 13.7% from $1,310,200 in fiscal year 2019, to $1,131,087 in fiscal year 2020. The decrease was primarily attributable to (i) a decrease of 13.9% in sales volume due to the temporary closure of our manufacturing facilities and our limited business activities, as required by the local government of Xi’an province to prevent the COVID-19 pandemic spread during the period from the beginning of February to March 2, 2020, which was the peak selling season of our health supplement (powder drinks) products. The decrease in sales volume and revenue reduced our profitability; (ii) an increase of 5.6% in weighted average unit cost for this product category due to increased raw material purchase costs; (iii) a 1.9% negative impact from foreign currency fluctuation when average rate used in converting the RMB into USD increased, partially offset by (iii) a 5.9% increase in average selling price as a result of our adjusted pricing strategy in response to market change and the increase of raw material costs. As a result, gross margin for our health supplement (powder drinks) products decreased by 1.1% from 30.2% in fiscal year 2019 to 29.1% in fiscal year 2020.

Gross profit from sales of our bioactive food ingredient products

Gross profit of our bioactive food ingredient products increased by $611,071 or 33.2%, from $1,842,156 in fiscal year 2019 to $2,453,227 in fiscal year 2020. This increase was primarily due to (i) an increase of sales volume by 116.0% because our major product stachyose has been selected by the local government as one of important supplemental materials to produce COVID-19 pandemic control related drugs and substances and we also lowered down the selling price of stachyose by 42.7% to stimulate customer purchase orders. Average customer order size increased by 28.7% in 2020 as compared to 2019. This led to an increase in revenue from our bioactive food ingredient products by $1.14 million or 21.4% in fiscal year 2020 as compared to fiscal year 2019; (ii) a decrease of 46.7% in weighted average unit cost for this product category because we have optimized our manufacturing process of our bioactive food ingredient products by improving the effective extraction of the ingredient out of raw materials from original extraction ratio of 60% to current extraction ratio of 95%, which enabled us to save the manufacturing cost; and partially offset by (iii) a 1.9% negative impact from foreign currency fluctuation when average rate used in converting the RMB into USD increased. As a result, gross margin for bioactive food ingredient products increased by 3.4% from 34.7% in fiscal year 2019, to 38.0% in fiscal year 2020.

Selling expenses

	For the Years Ended September 30,		Change
(in US dollars, except percentage)	2020	2019	Amount	%
Selling Expenses	$161,719	$273,841	$(112,122)	(40.9)%
as a percentage of revenues	0.9%	1.7%		(0.8)%

Selling expenses decreased by $112,122, or approximately 40.9%, from $273,841 in fiscal year 2019 to $161,719 in fiscal year 2020. Due to COVID-19 outbreak and impact, we reduced the participation in trade shows and reduced the business travels. As a result, trade show related marketing expenses decreased by $37,575 and business travel expenses decreased by $27,740 in fiscal year 2020 as compared to fiscal year 2019. In addition, our export sales to overseas customers also decreased due to logistic disruptions caused by the COVID-19, as a result, shipping and delivery expenses decreased by $22,014. Furthermore, we changed our sales and promotion strategy from traditional in-person marketing to online or virtual marketing and promotion of our products to customers, in response to the COVID-19 spread, as a result, sales commission paid to our sales personnel also decreased by $18,532. The overall decrease in our selling expense reflected the above combined factors.

General and administrative expenses

	For the Years Ended September 30,		Change
(in US dollars, except percentage)	2020	2019	Amount	%
General and Administrative Expenses	$1,367,070	$1,310,215	$56,885	4.3%
as a percentage of revenues	7.5%	8.0%		(0.5)%

General and administrative expenses increased by $56,855, or approximately 4.3%, from $1,310,215 in fiscal year 2019 to $1,367,070 in fiscal year 2020, mainly attributable to (i) an increase in audit fee of $220,600 in connection with our intended IPO in the United States; (ii) an increase in accrued penalty of $247,823 due to our large unpaid VAT tax associated with our CIP project. As of September 30, 2020, we had approximately $3.2 million VAT tax liabilities related to our ongoing CIP project to construct a new manufacturing facility, with which approximately 90% of the main body of the facilities has been completed and is expected to pass government inspection before September 30, 2021. We believe that the unpaid VAT tax liabilities will be settled when the CIP project passes the government inspection. However, for the year ended September 30, 2020, we accrued possible penalty for late tax payment based on statutory penalty rate; (iii) a decrease in business travel, meals and entertainment fee of $45,405 because we reduced business travel and related activities due to COVID-19 outbreak and spread; (iv) a decrease of $240,181 in professional fees related to legal and consulting services. Our VIE, Xi’an App-Chem was previously listed on National Equities Exchange and Quotations (“NEEQ”) in China on June 8, 2016, and voluntarily ceased the listing on May 31, 2019 in order to pursue listing on a senior exchange in the United States. In connection with the delisting from NEEQ, we incurred higher legal fee and professional consulting fee in fiscal year 2019, as compared to fiscal year 2020; and (v) a decrease of $13,353 in office rent and miscellaneous office expenses as we cut costs during the COVID-19 pandemic. The overall decrease in our general and administrative expense reflected the above combined factors.

Research and development (“R&D”) expenses

	For the Years Ended September 30,		Change
(in US dollars, except percentage)	2020	2019	Amount	%
Research and Development Expenses	$205,359	$522,867	$(317,508)	(60.7)%
as a percentage of revenues	1.1%	3.2%		(2.1)%

Research and development expenses decreased by $317,508, or approximately 60.7%, from $522,867 in fiscal year 2019 to $205,359 in fiscal year 2020. The decrease was mainly due to (i) a decrease of $127,065 outsourcing expenses because we incurred higher outsourcing expenses in 2019 to external research and development teams to help us to conduct R&D in order to improve the extraction process for our Stachyose products, which eventually led to our effective extraction of the ingredients out of raw materials from original 60% extraction ratio to current 95% extraction ratio, and accordingly helped us save the manufacturing cost, lower down our average unit cost and be more competitive. We did not pay such outsourcing costs to external R&D teams in fiscal 2020 due to COVID-19 impact; (ii) a decrease of $77,912 in materials consumption in R&D activities, and (iii) a decrease of $60,389 in salaries and welfare related to R&D personnel because of reduced headcount of R&D personnel from 10 personnel in fiscal year 2019 to 8 personnel in fiscal 2020.

Other income (expenses)

Other income (expenses) primarily includes interest income generated from our bank deposits, interest expenses incurred on our borrowings from various banks and financial institutions, government subsidy income, rental income, income from technology transfer and unrealized foreign currency exchange gain due to our export sales.

	For the years ended September 30,		Change
(in US dollars, except percentage)	2020	2019	Amount	%
Interest expense, net	$(328,388)	$(330,919)	$2,531	(0.8)%
Foreign currency exchange gain (loss)	(248)	5,281	(5,529)	(104.7)%
Gain on disposal of fixed assets	20,150	-	20,150	100.0%
Other income, net
-Government grants	362,187	140,295	221,892	158.2%
-Income from technology transfer	93,824	-	93,824	100.0%
-Rental income	$38,889	$-	$38,889	100.0%

Interest expense, net, decreased by $2,531, or approximately 0.8% as compared to the prior year. The decrease was mainly attributable to decreased average loan balances we carried in fiscal 2020 as compared to fiscal 2019.

Government subsidy income primarily relate to local government’s cash award to High and New Technology Enterprises (“HNTEs”) based on their financial performance to encourage entrepreneurship and stimulate local economies. Such awards are granted on a case-by-case basis by various local governments. The Company’s VIE, Xi’an App-chem was approved as a HNTE and received government subsidy in the form of an export sales refund and cash awards based on our annual financial performance. The Company recognizes government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received in the form of a grant and recognized as other operating income totaled $362,187 and $140,295 for the years ended September 30, 2020 and 2019, respectively.

In fiscal year 2020, our VIE, Xi’an App-chem, sold a manufacturing process related technology to a third party and generated other income of RMB684,540 (equivalent to US$93,824) from such technology transfer. There was no such income in fiscal year 2019.

In fiscal year 2020, our VIE, Shaanxi Appchem, leased office space to a third-party and recorded rental income of RMB272,477 (equivalent to $38,889). There was no such income in fiscal year 2019.

In fiscal year 2020, we also disposed certain fixed assets and realized a gain of $20,150 from such disposal.

The overall changes in our other income (expenses) reflected the above major factors.

Provision for Income Taxes

Our provision for income taxes was $556,262 in fiscal year 2020, an increase of $129,068, or 30.2% from $427,194 in fiscal year 2019 due to our increased taxable income. Under the EIT Law, domestic enterprises and Foreign Investment Enterprises (“FIEs”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. The corporate income taxes for the years ended September 30, 2020 and 2019 were reported at a blended reduced rate as a result of Xi’an App-chem being approved as a HNTE and enjoying a 15% reduced income tax rate, but subsidiaries of Xi’an App-chem are subject to a 25% income tax rate. The impact of the tax holidays noted above decreased foreign taxes by $372,517 and $314,080 for the years ended September 30, 2020 and 2019, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.07 and $0.06 for the years ended September 30, 2020 and 2019, respectively.

Net income

As a result of the foregoing, our net income increased from $2,562,636 in fiscal year 2019 to $3,098,317 in fiscal year 2020.

B.	Liquidity and Capital Resources

As reflected in our consolidated financial statements, we are currently constructing two new manufacturing plants. As of September 30, 2021, we had future minimum capital expenditure commitment on its construction-in-progress (“CIP”) project of approximately $2.3 million within the next twelve months. We also had large unpaid tax liabilities of approximately $5.1 million, which are expected to be settled with local tax authorities within one year. Furthermore, the ongoing outbreak of COVID-19 may continue to negatively impact our business operations. A resurgence could negatively affect our ability to fulfil customer sales orders and collect customer payments timely, or disrupt our supply chain. As a result, there is a possibility that our revenue and cash flows may underperform in the next 12 months.

In assessing its liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. In June 2021, we closed its initial public offering and received net proceeds of approximately $11.3 million.

As of September 30, 2021, we had cash on hand of $1.9 million. We also had short-term investments of approximately $1.7 million using the IPO proceeds to purchase interest-bearing wealth management financial products from the banks and such short-term investments are highly liquid and can be used as working capital when needed. We also had outstanding accounts receivable of approximately $6.2 million, which has been substantially collected as of the date of this filing.

As of September 30, 2021, we had outstanding bank loans of approximately $2.7 million from several PRC banks (including short-term bank loans of $41,381, current portion of long-term bank loans of approximately $0.4 million and long-term loan of $2.2 million). Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and our good credit history. In addition to the current borrowings, from December 2020 to December 2021, we secured an aggregate of $8.7 million (RMB 56 million) lines of credit with PRC banks as working capital loan (including $2.3 million line of credit with Huaxia Bank for one year, $2.0 million line of credit with Bohai Bank for one year, $2.3 million line of credit with Shanghai Pudong Development Bank for one year and $2.0 million line of credit with Qishang Bank for three years.). As of the date of this filing, we had borrowed $2.8 million (RMB 18 million) out of these lines of credit and had the availability to borrow additional maximum loans of $5.9 million (RMB 38 million) under these lines of credit before December 2023.

Based on the current operating plan, management believes that the above-mentioned measures, including cash on hand of $1.9 million, short-term investments $1.7 million, cash flows generated from operating activities and the above mentioned $5.9 million unused line of credit, collectively will provide sufficient liquidity for us to meet its future liquidity and capital requirement for at least 12 months from the date our consolidated financial statements are issued.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Fiscal Years Ended September 30,
	2021	2020	2019
Net cash provided by operating activities	$4,053,124	$2,643,076	$7,104,823
Net cash used in investing activities	(7,443,745)	(3,003,043)	(8,429,958)
Net cash provided by financing activities	5,352,682	112,492	804,680
Effect of exchange rate change on cash	(111,300)	6,810	(6,630)
Net increase (decrease) in cash	1,850,761	(240,665)	(527,085)
Cash, beginning of period	53,106	293,771	820,856
Cash, end of period	$1,903,867	$53,106	$293,771

Cash flows from operating activities

Net cash provided by operating activities during the year ended September 30, 2021 was $4,053,124, primarily attributable to net income of $4,609,453 for the year ended September 30, 2021, offset by an increase of $399,262 in advance payment to suppliers for raw material purchase, an increase in inventory of $209,011 to increase the raw materials stockpile in order to prepare for anticipated increase in production to fulfill increased sales orders from customers, a decrease of $969,414 in accounts payable for raw material purchase as we made payment to suppliers during the year ended September 30, 2021 and accordingly we reduced the credit purchase from suppliers. In addition, our taxes payable increased by $410,716 primarily due to increased taxable income. As of September 30, 2021, we had accrued tax liabilities of approximately $5.1 million, mostly related to the unpaid value added tax and income tax in China. We initially expected to settle the unpaid income tax liabilities in May 2021 when the 2020 annual income tax return is to be filed with local tax authority, and settle the unpaid VAT tax liabilities before September 30, 2021. In May 2021, we negotiated with local tax authorities and submitted a settlement extension application in accordance with the notices issued by local government to encourage enterprises to conduct public offerings. For the unpaid income tax and VAT tax liabilities, the Company obtained an approval from local tax authority to extend the tax liability settlement date from May 2021 to December 31, 2021. In December 2021, due to recent COVID-19 resurgence which caused strict city lockdown in Xi’an where the Company is headquartered, the Company re-negotiated with local tax authorities and submitted a settlement extension application in accordance with the notices issued by the State Administration of Taxation to encourage micro, small and medium-sized enterprises in manufacturing industry. For the unpaid income tax and VAT tax liabilities, we obtained an approval from local tax authority to further extend the tax liability settlement date from December 31, 2021 to June 30, 2022 without interest and penalty during this extended time period.

Net cash provided by operating activities during the year ended September 30, 2020 was $2,643,076, primarily attributable to (i) net income of $ 3,098,317 for the year ended September 30, 2020, (ii) a decrease of $1,636,321 inventory due to increased sales in fiscal year 2020 and our strengthened inventory management strategy to control unnecessary inventory stockpile to save cost. (iii) an increase of $3,021,739 in advance to suppliers for raw material purchase. As of the date of this report, the September 30, 2020 advance to suppliers balance has been fully realized when we received purchased raw materials from suppliers. (iv) an increase of $2,662,542 in tax payable mostly due to accrued and unpaid value added tax payable. (v) a decrease of $1,982,205 in accounts payable because we arranged the payment to suppliers to settle the outstanding accounts payable when we received the invoices from suppliers.

Net cash provided by operating activities during the year ended September 30, 2019 was $7,104,823, primarily due to (i) net income of $2,562,636 for the year ended September 30, 2019, (ii) a decrease of $6,681,972 inventory due to more finished products being sold for the year ended September 30, 2019, (iii) an increase of $2,912,222 account receivable due to increased sales for the year ended September 30, 2019, and (iv) an increase of $1,538,662 taxes payable for the year ended September 30, 2019 due to increased taxable income.

Cash flows from investing activities

Net cash used in investing activities for the year ended September 30, 2021 was $7,443,745 which was primarily attributable to (i) capital expenditure on construction-in-progress in the amount of $4,432,941. As of September 30, 2021, we had two CIP projects associated with construction of new manufacturing facilities in Tongchuan and Yumen City, respectively (see Note 8), these CIP projects are expected to be completed in late 2022. Our future minimum capital expenditures on these two CIP projects are estimated to be approximately $5.1 million, among which approximately $2.3 million is required for the next 12 months; (2) purchase of short-term investments in the amount of $2,159,920 because we purchased wealth management financial products from PRC banks to earn investment income and (iii) payment of acquisition deposit of $1,000,000. On July 6, 2021, we entered into a consulting agreement with a New York based consulting firm, pursuant to which, the consulting firm will help the Company to (i) identify appropriate business partner candidates in New York or California in order to jointly establish a research and development center in the United States for future new product development; (ii) find opportunities to establish business relationship with U.S based companies with OEM demand and utilize the Company’s manufacturing strength and capability to manufacture healthcare ingredient products for U.S companies under the OEM arrangement and (iii) help the Company to purchase or lease appropriate commercial facilities in the U.S., etc. The consulting firm will be compensated with $30,000 in exchange for performing these designated consulting services. Given the fact that the Company lacks of credit track in the U.S, the Company is required to make a deposit of $1.5 million to the consulting firm. Due to recent COVID-19 resurgence in Xi’an City and government mandatory quarantine and city lockdown, on January 20, 2022, we and the consulting firm signed a supplemental agreement to lower down the required deposit from original $1.5 million to $1 million. As a result, we do not have further obligation to make additional deposit to the consulting firm. As of September 30, 2021, we have made deposit of $1 million to the consulting firm and recorded it as acquisition deposit on the balance sheets. Such deposit is fully refundable if the acquisition target or commercial facilities introduced by the consulting firm does not meet our expectation.

Net cash used in investing activities for the year ended September 30, 2020 was $3,003,043 which was primarily attributable to the purchase of property and equipment in the amount of $31,885, capital expenditure on construction-in-progress in the amount of $4,301,103 and partially offset by a refund of acquisition deposit of $1,329,945, which was made during 2019 and collected in 2020 after termination of the intended acquisition.

Net cash used in investing activities for the year ended September 30, 2019 was $8,429,958 which was primarily attributable to the purchase of property and equipment in the amount of $213,634, capital expenditure on construction-in-progress in the amount of $6,861,257 and an acquisition deposit of $1,305,407 made during 2019, which was subsequently refunded.

Cash flows from financing activities

Net cash provided by financing activities for the year ended September 30, 2021 was $5,352,682, primarily include net proceeds from issuance of Ordinary Shares in initial public offerings of $11,271,480, proceeds from short-term loans of $1,257,225, proceeds from long-term loans of $1,245,871, offset by repayment of short-term loans of $2,563,433, repayment of long-term loans of $2,522,101, repayment of borrowings from related parties in the amount of $2,262,378, and repayment of borrowings from third party loans in the amount of $721,484.

Net cash provided by financing activities for the year ended September 30, 2020 was $112,492, primarily include proceeds from short-term loans of $2,033,570, proceeds from long-term loans of $319,342, proceeds from borrowings from related parties of $1,067,808, proceeds from third-party loans of $238,133, offset by repayment of short-term loans of $2,872,778, repayment of capital lease in the amount of $392,030, and payment for deferred initial public offering costs of $281,553 in connection with our IPO.

Net cash provided by financing activities for the year ended September 30, 2019 was $804,680, which was primarily due to proceeds from bank borrowings in the amount of $4,008,293, proceeds from related party borrowings in the amount of $543,976, principal payment from capital lease in the amount of $432,722, and capital contribution from non-controlling interest in the amount of $435,964, partially offset by repayment of bank borrowing of $4,514,482.

During the year ended September 30, 2021, we experienced a net increase in cash of $1,850,761 as compared to 2020.

C.	Research and Development, Patents and Licenses, Etc.

Please see Item 4.A. “Information on the Company—Business Overview—Intellectual Property,” above.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended September 30, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As of September 30, 2021 and 2020, there were no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

As of September 30, 2021, we had the following contractual obligations:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(1) Debt Obligations	$2,662,918	$489,386	$2,173,532	$-	$-
(2) Lease Obligations	$399,813	224,157	175,656	-	-
(3) Capital expenditure commitment obligations on CIP project	$5,070,832	$2,322,701	$1,794,275	953,856	-
Total	$8,133,563	$3,036,244	$4,143,463	$953,856	$-

(1) As of September 30, 2021, we had total $2,662,918 short-term and long-term borrowings from several PRC banks and financing institutions (including short-term loans of $41,381, current portion of long-term loans of $448,005 and long-term loans of $2,173,532) (see Footnote 10 – Debt, for details).

(2) A two-year capital lease agreement with Taizhongyin Finance Lease (Suzhou) Ltd. (“the Lessor”), as well as operating lease of our factory space in Dali and office space in Xi’an.

(3) Construction-in-progress (“CIP”) represents direct costs of construction incurred for our manufacturing facilities.

On August 16, 2017, our VIE, Xi’an App-Chem Bio(Tech) Co.,Ltd. started to construct a new manufacturing plant in Tongchuan City (“Tongchuan Project”), Shaanxi Province, with total budget of RMB 95 million (approximately $14.7 million) for construction of the main body of the manufacturing plant, plant decoration and purchase of machinery and equipment. The total budget increased to RMB 114 million (approximately $17.7 million) on July 2, 2021 due to increased material and labor cost, as well as longer construction period caused by COVID-19 pandemic. The construction of Tongchuan Project is expected to be fully completed and put into production by December 2022.

On May 10, 2021, a subsidiary of our VIE, Gansu Baimeikang Bioengineering Co., Ltd. obtained a land use right and started to construct a new manufacturing plant in Yumen City (“Yumen Project”), Gansu Province, with total budget of RMB 40 million (approximately $6.2 million) for including the construction of the main body of the manufacturing plant, plant decoration and purchase of machinery and equipment. As of September 30, 2021, approximately $3.1 million has been invested on this CIP project. The construction of Yumen Project is expected to be fully completed and put into production by October 2022.

As of September, 2021, we have spent approximately RMB 113.4 million (approximately $17.6 million) on the construction of the main body of the manufacturing plants located in Tongchuan and Yumen, and future minimum capital expenditure on these two CIP projects is estimated to be approximately $5.1 million, among which approximately $2.3 million is required for the next 12 months. We currently plan to support our ongoing CIP project construction through cash flows from operations, net proceeds received from the IPO and bank borrowings.

Legal proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, may result in substantial cost and diversion of our resources, including our management’s time and attention.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable and inventories, useful lives of property, plant and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

Risks and Uncertainties

Our main operation is located in the PRC. Accordingly, our business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. Our results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although we have not experienced losses from these situations and believes that we are in compliance with existing laws and regulations including our organization and structure, this may not be indicative of future results.

Our business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents. Our operations may be further affected by the ongoing outbreak of COVID-19 pandemic. Although the Company resumed its operations since March 2, 2020 and the COVID-19 impact on the Company’s operating results and financial performance for the years ended September 30, 2021 and 2020 seems to be temporary, a resurgence could negatively affect the execution of customer contracts, the collection of customer payments, or disruption of our supply chain. The continued uncertainties associated with COVID-19 may cause our revenue and cash flows to underperform in the next 12 months. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the financial statement reporting date.

The development and commercialization of natural and healthy extracts and compounds products is highly competitive, and the industry currently is characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. We may face competition with respect to our current and future pharmaceutical product candidates from major pharmaceutical companies in China.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Uses of estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the allowance for estimated uncollectible receivables, realizability of advance to suppliers, inventory valuations, useful lives of property, plant and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition and realization of deferred tax assets. Actual results could differ from those estimates.

Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. We determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the collection is not probable, $99,548 uncollectable account receivable was written-off during the year ended September 30, 2021. Allowance for uncollectable balances amounted to $14,691 and $93,032 as of September 30, 2021 and 2020, respectively.

Inventories, net

Inventories are stated at net realizable value using weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. We evaluate inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging, expiration dates, as applicable, taking into consideration historical and expected future product sales. We recorded inventory reserve of $147,960 and $439,486 as of September 30, 2021 and 2020, respectively.

Revenue recognition

On October 1, 2017, we adopted Accounting Standards Codification (“ASC”) 606 using the modified retrospective approach.

To determine revenue recognition for contracts with customers, we perform the following five steps : (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligations.

In accordance to ASC 606, we recognize revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which we expect to be entitled in such exchange. We account for the revenue generated from sales of its products to its customers, in which we are acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods. All of our contracts have single performance obligation as the promise is to transfer the individual goods to customers, and there are no other separately identifiable promises in the contracts. Our revenue streams are recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. Our products are sold with no right of return and we do not provide other credits or sales incentive to customers. Our sales are net of value added tax (“VAT”) and business tax and surcharges collected on behalf of tax authorities in respect of product sales.

Contract Assets and Liabilities

Payment terms are established on our pre-established credit requirements based upon an evaluation of customers’ credit. Contract assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing when an order is placed and when shipment or delivery occurs. As of September 30, 2021 and 2020, other than accounts receivable and advances from customers, we had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

We disaggregate our revenue from contracts by product types, as we believe it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The summary of our total revenues by product categories for the years ended September 30, 2021, 2020 and 2019 was as follows:

Revenue by region

The summary of our total revenues by region for the years ended September 30, 2021, 2020 and 2019 was as follows:

	For Years ended September 30,
	2021	2020	2019
PRC	$23,704,259	$15,461,801	$11,192,324
Overseas	1,790,305	2,758,158	5,203,694
Total revenue	$25,494,564	$18,219,959	$16,396,018

Revenue by product categories

The summary of our total revenues by product categories for the years ended September 30, 2021, 2020 and 2019 was as follows:

	For Years ended September 30,
	2021	2020	2019
Fragrance compounds	$12,744,029	$7,879,300	$6,738,274
Health supplements (solid drinks)	6,655,982	3,887,096	4,342,490
Bioactive food ingredients	6,094,553	6,453,563	5,315,254
Total revenue	$25,494,564	$18,219,959	$16,396,018

Income Tax

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of September 30, 2021, we had income tax payable of approximately $1.7 million, primarily related to the unpaid income tax in China. We initially expected to settle the unpaid income tax liabilities in May 2021 when the 2020 annual income tax return is to be filed with local tax authority, and settle the unpaid VAT tax liabilities before September 30, 2021. In May 2021, we negotiated with local tax authorities and submitted a settlement extension application in accordance with the notices issued by local government to encourage enterprises to conduct public offerings. For the unpaid income tax and VAT tax liabilities, we obtained an approval from local tax authority to extend the tax liability settlement date from May 2021 to December 31, 2021. In December 2021, due to recent COVID-19 resurgence which caused strict city lockdown in Xi’an where we are headquartered, we re-negotiated with local tax authorities and obtained an approval in accordance with the notices issued by the State Administration of Taxation to encourage micro, small and medium-sized enterprises in manufacturing industry, to further extend the tax liability settlement date from December 31, 2021 to June 30, 2022 without interest and penalty during this extended time period. Accordingly, we now expect to fully settle the $1.7 million unpaid income tax liabilities with local tax authority by June 30, 2022.

Our operating subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the years ended September 30, 2021, 2020 and 2019. As of September 30, 2021 and 2020, all of the tax returns of our PRC subsidiary, our VIE and VIE’s subsidiaries remain open for statutory examination by PRC tax authorities.

Recent Adopted Accounting Pronouncements

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures were adopted on a retrospective basis and the new disclosures were adopted on a prospective basis. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

On October 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Leases (as amended by ASU 2018-01, 2018-10, 2018-11, 2018-20, and 2019-01, collectively “ASC 842”) using the modified retrospective basis and did not restate comparative periods as permitted under ASU 2018-11. ASC 842 requires that lessees recognize ROU assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. Upon the adoption of the new guidance on October 1, 2020, the Company recognized operating lease right of use assets and operating lease liabilities of approximately $0.2 million. There were no changes in the Company’s capital lease portfolio, which are now titled “finance leases” under ASC 842.

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10 and ASU 2020-02. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, the Company plans to adopt this guidance effective October 1, 2023. The Company does not expect the adoption of the new guidance to have a significant impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, which is fiscal 2021 for us, with early adoption permitted. The Company does not expect the adoption of the new guidance to have a significant impact on its consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification. That reduce the likelihood that the disclosure requirement would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. ASU 2020-10 is effective for the Company for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

G.	Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and senior management, as well as employees upon whose work we are dependent, as of the date of this annual report.

Although the Board of Directors and management team for Bon Natural Life Limited has been recently constituted, each of our executive officers has been serving in an equivalent position with Xi’an App-Chem for some time as indicated in the footnotes to the table below. Our executive officers and directors and their ages as of the date of this Report are as follows:

Name	Age	Date Joined Bon Natural Life	Position(s) and Office(s) Held
Yongwei Hu	50	June, 2020(1)	Chief Executive Officer, Director, and Chairman
Zhenchao Li	56	June, 2020(2)	Chief Financial Officer, Director
Yingchun Xue	48	June, 2020(3)	Chief Operating Officer
Wenjuan Chen	42	June, 2020(4)	Chief Marketing Officer
Jianli Liu	62	June, 2020(5)	Chief Technology Officer and Chief Scientist
James Edward Burns	52	June, 2021	Director
Christopher Constable	55	June, 2021	Director
Lawrence W. Leighton	87	June, 2021	Director

(1) Mr. Hu has led Xi’an App-Chem as President and Chairman of its board since April of 2006.

(2) Mr. Li has served as the CFO of Xi’an App-Chem since July of 2019.

(3) Ms. Xue has served as Vice President of Xi’an App-Chem since 2011.

(4) Ms. Chen has served as Vice General Manager of Xi’an App-Chem since 2006.

(5) Mr. Liu has served as CTO and Chief Scientist of Xi’an App-Chem since 2006.

The business address for all of our officers and directors is C601,Gazelle Valley, No.69 Jinye Road. Xi’an Hi-tech Zone, Xi’an, China.

Set forth below is a brief description of the background and business experience of our executive officers and directors:

Yongwei Hu is our Chief Executive Officer and Chairman of our Board of Directors. From June 2000 to March 2006, Mr. Hu served as the department manager and Deputy Executive President of Shaanxi Iko Ostriches Co., Ltd. and Xi’an England Bioscience Co., Ltd. From January 1999 to May 2000, Mr. Hu served as the trainer-in-charge of Xi’an Synchrobit Co., Ltd. From July 1997 to December 1998, Mr. Hu served as trainer-in-charge of Ping An Insurance Group Xi’an Branch Office. From July 1993 to June1997, Mr. Hu served as staff and department manager of Shaanxi Agriculture, Industry and Trade Co., Ltd. Mr. Hu obtained a bachelor’s degree in Biology upon his graduation from Northwest University in 1993.

Mr. Hu has over twenty years of experience in natural products industry, an abundant industry network, and deep familiarity with the global natural health market, with extensive experience in the Big Health markets in Europe and the United States. In addition, he maintains sound business relations with well-known large enterprises in the health and pharmaceutical industry. We believe Mr. Hu’s depth of experience and extensive industry knowledge make him well-positioned to continue leading the company forward.

Zhenchao Li is our Chief Financial Officer and a member of our Board of Directors. Mr. Li has served as the CFO of Xi’an App-Chem since July of 2019. From August 2016 to June 2019, Mr. Li served as the Chief Financial Officer of Shaanxi Mingfeng Group Co., Ltd. and President of Shaanxi Mingfeng Investment Co., Ltd. From April 2012 to July 2016, Mr. Li served as the Chief Financial Officer of Xi’an City Natural Gas Group. From March 2011 to April 2012, he served as the General Manager of Xincheng Real Estate Division of Xi’an Xinlong Group Real Estate. In March 2003, Mr. Li became the Chief Accountant of Real Estate Business and Deputy President of Xi’an Xinlong Group Real Estate. From June 2002 to February 2003, Mr. Li served in the Auditing Section of Xianyang Pianzhuan Co., Ltd. From July 1984 to May 2002, he served as the Chief of Accounting Section, Chief of Auditing Section, and Chief Accountant of Xianyang Municipal Flannel Printing and Dyeing Factory.

Mr. Li is a senior accountant and member of the Shaanxi Provincial Accounting Society, a senior accountant of Shaanxi Provincial Forensic Authentication Accounting (the only senior accountant who passed the National Forensic Authentication Accounting in 2008), a member of National and Local Taxation of Xi’an Municipal International Taxation Research Institute, tax supervisor of the Xi’an Municipal Tax Service, and a guest supervisor of Yanta District Tax Bureau of Xi’an Municipal Tax Service.

Yingchun Xue is our Chief Operating Officer. Ms. Xue has worked for Xi’an App-Chem Bio (Tech) Co,. Ltd. since 2011 and is currently the Vice President in charge of research and development of plant extracts, quality control and procurement of trade products. A senior phytochemical engineer, Ms. Xue obtained a bachelor’s degree in Applied Chemistry upon graduation from Nanjing University in 1994.

Wenjuan Chen is our Chief Marketing Officer. She has served as the Vice President of Xi’an App-Chem Bio (Tech) Co., Ltd. since 2006. Ms. Chen obtained a bachelor’s degree after her study at Xi’an International Studies University from 2000 to 2004, and a master’s degree of Business Administration after her study at Shaanxi Master of Business Administration Institute from 2016 to 2018.

Jianli Liu is our Chief Technology Officer and Chief Scientist. In this position, Mr. Liu is responsible for proposing new technical ideas and concepts for Xi’an App-Chem and guiding and supervising their execution. He is a professor and the Dean of the Traditional Chinese Medicine Department at Northwest University. He holds a Ph.D. from the University of Manchester. He is a member of the Royal Society of Chemistry, and a member of Chinese Patent Medicine Chapter of the China Association of Chinese Medicine. He has published over sixty academic papers, among which six have been included in SCI (Science Citation Index) journals and three have been included in EI (Engineering Index) journals.

His scientific achievements include the following:

●	Mr. Liu was the first in the world to complete the biomimetic synthesis of anti-cancer drug 10-Hydroxycamptothecin, a research initiated in the early 1970s with no prior success in over two decades since its start.

●	Mr. Liu proposed “A new subject, i.e., the state of trace elements - study of trace elements in traditional Chinese medicine”, and for the first time used experiments to prove that most of the trace elements in traditional Chinese medicine exist in a bond state, and that the amount of free state existence is very minor. This finding was awarded the third prize of the Outstanding Paper of Natural Science in Shaanxi Province in 1993.

●	The successful membrane introduction mass spectrometry and its application in detecting and measuring volatile organic matters in water bodies. This finding was awarded the second prize of Outstanding Scientific Research Achievements of Shaanxi Universities in 1989.

●	The successful research of simple biomimetic synthesis of rutecarpine, an active ingredient in Chinese medicine fructus evodiae.

●	The successful research of simple biomimetic synthesis of tryptanthrin, an active ingredient in Chinese medicine folium isatidis.

●	The development and research of new drugs using tryptanthrin and rutecarpine.

●	The successful in-depth study of biosynthesis of tryptanthrin in isatis indigotica fortune and its verification by extra addition of precursors.

James Edward Burns joined our Board of Directors as a Director concurrently with our initial public offering in June of 2021. Mr. Burns has had a distinguished career in the energy sector, and brings a wealth of management, business development and financial knowledge to the Company. From 2017 through 2018, Mr. Burns was President of Petrolia Energy (OTCQB: BBLS), and international oil and gas company, where he structured the organization for growth and compliance to acquire and integrate new acquisitions. From 2014 to 2016 he served as President of Transfuels (dba BLU LNG), ENN’s N.A. investment arm, where he improved the company’s net income and helped prevent the company’s potential bankruptcy. In 2014, Mr. Burns served as President of Fortress Energy Partners, a division of Fortress Investment Group (NYSE: FIG), where was responsible for creating and running FIG’s first entrance into the energy sector, an LNG plant in Clearwater, Florida, and laying the groundwork for both domestic and International projects. From 2009 to 2014, he was General Manager of Clean Energy & Innovation/LNG for Transport for Shell Americas, the Americas division of Royal Dutch Shell (NYSE: RDS) At Shell, he created and ran the company’s small-scale LNG business. From 2006 to 2009, Mr. Burns served as Business Development Manager for Shell Gas & Power, a global division of Royal Dutch Shell focused on natural gas and liquified natural gas. In that position, he led Shell’s Coal/Biomass to Liquids efforts in the Americas. From 2002 to 2006, her served as Global LNG Finance Advisor for Shell Gas & Power, where he provided financial and commercial advice on all global LNG commercial agreements including LNG and shipping deals. From 1999 to 2002, Mr. Burns served as Business Development Manager and Portfolio Manager at Shell Pipeline, where he lead numerous acquisition and divestment projects including joint venture buyouts, company acquisitions, and asset sales and purchases. From 1998 to 1999, he served as Business Development Advisor and Finance Manager at Equilon (a Texaco & Shell Joint Venture combining the two entities U.S. downstream assets). In that position, he performed business development duties such as contract negotiations and project management, and coordinated and supervised all accounting, finance and administrative personnel in the region. From 1996 to 1998, Mr. Burns served as Revenue Manager for Texaco Exploration and Production, N.A., a division of Texaco, where he designed, created and implemented the crude oil trading model and revenue recognition model for over 50,000 barrels per day of crude oil sales. In 1990 to 1996, he served as a Crude Oil Trading Accountant at ARCO Long Beach, Inc., a division of Atlantic Richfield.

Mr. Burns is currently Chairman of the Board of Petrolia Energy (OTCQB: BBLS), an independent member of the Board of Directors of Playmaker IQ, a technology company focused on e-learning and workforce productivity, and a member of the Energy Council of the Houston Angel Investors. He has previously served as a Director of Transfuels, the North American investment arm of ENN Energy Holdings Limited (SEHK:2688). Mr. Burns holds an Executive MBA from the University of Houston and a B.S. in Business Administration from California State University. Mr. Burns was nominated to serve as a Director due to his extensive management, business development, and public company experience. Due to his extensive operational experience and corporate board in the public companies, we believe Mr. Burns is well-qualified to serve as a Director.

Christopher Constable joined our Board of Directors as a Director concurrently with our initial public offering in June of 2021. Mr. Constable is an experience entrepreneurial financial executive, with extensive experience in accounting, financial management, treasury and operations. From 2018 to the present, Mr. Constable has been the CFO of Blue Star Foods Corp. (OTC: BSFC) an international seafood company that imports, packages and sells refrigerated pasteurized crab meat, and other premium seafood products. Mr. Constable led the reverse merger of the predecessor company into this publicly traded holding company. At Blue Star Foods, he is responsible for all areas of public reporting, SOX compliance, mergers & acquisitions, and the maintenance of all legal, accounting and investment banking relationships. Since 2003, Mr. Constable has been the CFO of Blue Star’s operating subsidiary, John Keeler & Co, Inc. In this position, he created the company’s accounting policies, procedures and internal controls, and annual budgets and forecasts. He is responsible for quarterly reviews and annual audits, and manages strategic planning, cash flow, restructurings, due diligence, contract negotiations, insurance, personnel policies, employee benefits, commission and bonus plans. From 1999 to 2003, Mr. Constable was a Consultant to Gateway Capital Corporation, where he provided new business and workout services to large lending institutions in the U.S. At Gateway Capital, he analyzed the financial and reporting capabilities of prospective lending customers for lines of credit, consulted with small to medium sized businesses to prepare them for sourcing working capital from major banks, and designed restructured and implemented the accounting and finance functions for businesses with revenues from $15 million to $200 million in industries from manufacturing to telecommunications. Mr. Constable holds a B.S. in Finance with a Minor in Accounting from the Merrick School of Business at the University of Baltimore. Mr. Constable was nominated to serve as a Director due to his accounting and financial management expertise. Due to his accounting background and having served as the CFO of a public company, we believe Mr. Constable is well-qualified to serve as a Director.

Lawrence W. Leighton joined our Board of Directors as a Director concurrently with our initial public offering in June of 2021. Mr. Lieghton is an experienced investment banker with a strong background in international finance and mergers and acquisitions. He has represented many major international companies throughout his career, including Pernod Ricard SA (ENXTPA:RI), and Verizon Communications Inc. (NYSE:VZ). From 2009 to 2018, Mr. Leighton was a Board Director of China XD Plastics Company Limited (NASDAQ:CXDC), a major producer of specialty plastics in Harbin, China. He joined Bentley in 1997 as a Managing Director. Starting in 1989 he was President and Chief Executive Officer of UI USA, the US subsidiary of Union d’Ètudes et d’Investissements, the merchant banking arm of Credit Agricôle SA (ENXTPA:ACA), the largest bank in France. Mr. Leighton joined Chase Investment Bank in 1982 as a Managing Director, where focused on cross-border mergers. Previously, he was a Limited Partner at Bear, Sterns & Co., also focusing on international mergers and acquisitions. Starting in 1974, he was with Norton Simon as the Director of Strategic Planning/Mergers & Acquisitions, where he was responsible for several significant acquisitions for that company, including Avis Rent-A-Car. Before Norton Simon, Mr. Leighton was with Clark, Dodge & Co. where he became Co-Head of the Corporate Finance Department. He began his extensive investment banking career at Kuhn, Loeb & Co. Mr. Leighton is on the Board of Trustees of the Gillen Brewer School and is a Director Emeritus of the Waterford Institute and the Princeton Club of New York. He received his B.S.E. degree from Princeton University and an M.B.A. from Harvard Business School. Mr. Leighton became Senior Advisor in 2017. Due to his strong experience in investment banking, mergers and acquisitions, and international finance, we believe Mr. Leighton is well-qualified to serve as a Director.

B.	Compensation

Set forth below is the compensation paid during the fiscal year ended September 30, 2021 for each of our executive officers and directors. The figures below represent the compensation paid by Xi’an App-Chem:

Name	2021 Compensation
Yongwei Hu	US$61,449
Zhenchao Li	US$55,304
Yingchun Xue	US$29,956
Wenjuan Chen	US$22,122
Jianli Liu	-
James Edward Burns	US$6,000
Christopher Constable	US$6,000
Lawrence Leighton	US$6,000

C.	Board Practices

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our Articles.

Directors Service Contracts

Yongwei Hu, serves under a Labor Contract with Xi’an App-Chem dated November 3, 2014. The term of his contract is open-ended. Mr. Hu is bound by a non-competition agreement for the three years following the end of his employment.

As the CFO of Xi’an App-Chem, Zhenchao Li serves under a labor contract dated on July 1, 2019. The term of his contract is three years. Mr. Li is bound by a non-competition agreement for the two years following the end of his employment.

Each of our Directors – Mr. Burns, Mr. Constable, and Mr. Leighton – serves under a director service contract featuring a one-year term with annual renewals. Our Directors receive base compensation of $2,000 per month during their terms of service. In addition, effective upon the close of our IPO, each of our Directors received options to purchase $50,000 worth of our ordinary shares. The option shares were valued at the per-share price for our IPO, resulting in options to purchase 10,000 ordinary shares. The options have an exercise price of $0.01 per share. These options will vest in equal monthly installments over the course of the year, conditioned on the Directors’ continued service. The chairman of our audit committee received an additional $20,000 worth of options for his initial year of service. The chairmen of our compensation committee and our nominating and governance committee each received an additional $5,000 worth of options for their initial years of service.

Committees of the Board

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Christopher Constable, James E. Burns, and Lawrence W. Leighton. Mr. Constable is the chairman of our audit committee. We have determined that Mr. Constable, Mr. Burns, and Mr. Leighton each satisfy the “independence” requirements of Rule 4200(a)(15) of The NASDAQ Stock Market, Inc., and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Christopher Constable qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Christopher Constable, James E. Burns, and Lawrence W. Leighton. Mr. Burns is the chairman of our compensation committee. We have determined that Mr. Constable, Mr. Burns, and Mr. Leighton each satisfy the “independence” requirements of Rule 4200(a)(15) of The NASDAQ Stock Market, Inc. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Christopher Constable, James E. Burns, and Lawrence W. Leighton. Mr. Leighton is the chairman of our nominating and corporate governance committee. We have determined that Mr. Constable, Mr. Burns, and Mr. Leighton each satisfy the “independence” requirements of Rule 4200(a)(15) of The NASDAQ Stock Market, Inc. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested thereunder in the holders of the shares. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors hold officer for one-year terms with automatic annual renewals, and will continue to hold office until such time as they resign, or until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

D.	Employees

As of September 30, 2021, we had a total of 93 full time employees, of which 48 are in production, 5 are in quality control, 13 are in R&D, 15 are in sales and marketing, 7 are in finance and accounting, and 5 are in office and administration. We do not have any part time employees.

E.	Share Ownership

The following table sets forth, as of the date of this report, the beneficial ownership of our ordinary shares by each executive officer and director, by each person known by us to beneficially own more than 5% of our ordinary shares and by the executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 8,350,381 shares of ordinary shares issued and outstanding.

Title of class	Name of beneficial owner	Amount of beneficial ownership	Percent of class
Current Executive Officers and Directors
Ordinary Shares	Yongwei Hu(1) (4)	1,977,764(1)	23.68%
Ordinary Shares	Zhenchao Li(2) (6)	10,000(2)	0.12%
Ordinary Shares	Yingchun Xue(2) (6)	30,000(2)	0.36%
Ordinary Shares	Wenjuan Chen(2) (6)	20,000(2)	0.24%
Ordinary Shares	Jianli Liu(3) (7)	137,069(3)	1.64%
Ordinary Shares	James Edward Burns	11,000(8)	0.13%
Ordinary Shares	Christopher Constable	14,000(8)	0.17%
Ordinary Shares	Larwence Leighton	11,000(8)	0.13%
Total of All Current Officers and Directors:			26.48%

≥ 5% Beneficial Owners
Ordinary Shares	Hippophae Limited(4)	1,977,764	23.68%
Ordinary Shares	Pomegranate Flower Limited(5)	1,100,000	13.17%
Ordinary Shares	Clary Sage Limited(6)	769,167	9.21%
Ordinary Shares	Hawthorn Fruit Limited(7)	519,736	6.22%

(1)	Represents shares held in Hippophae Limited, a company in which Mr. Yongwei Hu and his spouse are shareholders. Mr. Yongwei Hu and his spouse hold the shares through their control of Hippophae Limited.

(2)	Represents proportional beneficial ownership of shares held in Lavender Oil Limited, a company in which Yingchun Xue, our COO, Wenjuan Chen, our CMO, and Zhenzhao Li, our CFO, are shareholders and hold the shares through their proportional ownership of Lavender Oil Limited.

(3)	Represents proportional beneficial ownership of shares held in Hawthorn Fruit Limited, a company in which Jianli Liu is a shareholder and holds the shares through his proportional ownership of Hawthorn Fruit Limited.

(4)	Hippophae Limited is a company limited by shares incorporated under the laws of British Virgin Islands. The persons having voting, dispositive or investment powers over Hippophae Limited are Mr. Yongwei Hu and his spouse; accordingly, Mr. Yongwei Hu and his spouse are deemed to control Hippophae Limited.

(5)	Pomegranate Flower Limited is a company limited by shares incorporated under the laws of British Virgin Islands. The person having voting, dispositive or investment powers over Pomegranate Flower Limited is Hao Qu; accordingly, Hao Qu is deemed to control Pomegranate Flower Limited.

(6)	Clary Sage Limited is a company limited by shares incorporated under the laws of British Virgin Islands. The person having voting, dispositive or investment powers over Clary Sage Limited is Wenhu Guo; accordingly, Wenhu Guo is deemed to control Clary Sage Limited.

(7)	Hawthorn Fruit Limited is a company limited by shares incorporated under the laws of British Virgin Islands. The person having voting, dispositive or investment powers over Hawthorn Fruit Limited is Duying Wang; accordingly, Duying Wang is deemed to control Hawthorn Fruit Limited.

(8)	Represents options to purchase ordinary shares at a price of $0.01 per share, exercisable until June 23, 2031.

As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have “beneficial ownership” of any security that such person has the right to acquire within 60 days after such date.

The persons named above have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a “beneficial owner” of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase our ordinary shares.

Major Shareholders

Other than as set forth above, there are no beneficial owners of 5% or more of our voting securities. The company is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. There are no arrangements, known to us, the operation of which may at a subsequent date result in a change in control of the company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Except as set forth below, during our preceding three financial years up to the date of this report, there have been no transactions or loans between the company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence:

(a) Due to related parties

Related party relationship		September 30, 2021	September 30, 2020
Shaanxi Meishengyuang Bio-Technoloy Co., Ltd	5.5% shareholder of Xi’an App-chem	$-	$738,864
Wenhu Guo	Senior Management of the Company	3,376	368,145
Yongwei Hu	Chief Executive Officer and Controlling shareholder of the Company	-	1,208,337
Jing Liu	Wife of the controlling shareholder	35,615	4,410
Sheying Wang	Senior Management of the Company	3,407	3,234
Yuantao Wang	49% shareholder of Tianjin YHX	202,706	-
Total due to related parties		$245,104	$2,322,990

As of September 30, 2021 and 2020, the balance of due to related parties was comprised of the Company’s borrowings from related parties and was used for working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand.

(b) Loan guarantee provided by related parties

In connection with the Company’s short-term and long-term loans borrowed from PRC banks and other financial institutions, the Company’s controlling shareholder, Mr. Yongwei Hu pledged his personal bank savings as collateral to safeguard the Company’s borrowings from the banks and financial institutions. Mr. Yongwei Hu and his wife Ms. Jing Liu also jointly pledged their personal residence property to guarantee the Company’s certain loans (see Note 10).

All related party transactions are in the normal course of business.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this report. See Item 18 “Financial Statements.”

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, may result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

To date, we have not paid any cash dividends on our shares. As a Cayman Islands company, we may only declare and pay dividends except when the corporation is insolvent or would thereby be made insolvent or when the declaration or payment would be contrary to any restrictions contained in our Articles of Association. Dividends may be declared and paid out of surplus only; but in case there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. We currently anticipate that we will retain any available funds to finance the growth and operation of our business and we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our cash held in foreign countries may be subject to certain control limitations or repatriation requirements, limiting our ability to use this cash to pay dividends.

B.	Significant Changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our common stock is listed on the NASDAQ Capital Market and trade under the symbol “BON.”

Approximate Number of Holders of Our Securities

On January 7, 2022, there were 13 shareholders of record of our common stock. Certain of our securities are held in nominee or street name so the actual number of beneficial owners of our securities is greater than the number of record holders set forth above.

B.	Plan of Distribution

Not applicable.

C.	Markets

See our disclosures above under “A. Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

As of the date of this annual report, our company’s authorized share capital consists of 500,000,000 ordinary shares with a par value $0.0001 per share. As of the date of this report, 8,350,381 ordinary shares are issued and outstanding. All of our issued and outstanding ordinary shares are fully paid.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our memorandum and articles of association and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a final dividend, but no dividend may exceed the amount recommended by our directors. Our articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose subject to the restrictions of the Companies Law, provided that in no circumstances may we pay a dividend if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. On a show of hands each shareholder is entitled to one vote or, on a poll, each shareholder is entitled to one vote for each ordinary share, voting together as a single class, on all matters that require a shareholder’s vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10 percent of the paid-up voting share capital for the Company.

A quorum required for a meeting of shareholders consists of one or more shareholders present and holding at least a majority of the votes of the issued and outstanding voting shares in our company. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding no less than 10 percent of our paid voting share capital. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

Transfer of Ordinary Shares. Any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share whether or not it is fully paid up without assigning any reason for doing so.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 45 days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of our shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Shares. The Companies Law and our articles of association permit us to purchase, redeem or otherwise acquire our own shares. In accordance with our articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

Variations of Rights of Shares. The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that limits the ability of shareholders to requisition and convene general meetings of shareholders, such that shareholders requisitioning a meeting must hold not less than ten percent of the paid up voting share capital of the company

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company that does not hold a license to carry on business in the Cayman Islands:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	is prohibited from making any invitation to the public in the Cayman Islands to subscribe for any of its securities;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company,” Item 5 “Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations,” Item 7 “Major Shareholders and Related Party Transactions,” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this annual report.

D.	Exchange Controls

BVI Exchange Controls

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our common stock or on the conduct of our operations in the BVI, where we were incorporated. There are no material BVI laws that impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our common stock. BVI law and our memorandum and articles of association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote our common stock.

PRC Exchange Controls

Regulations on Foreign Currency Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and last amended on August 5, 2008 and various regulations issued by SAFE and other relevant PRC government authorities, payment of current account items in foreign currencies, such as trade and service payments, payment of interest and dividends can be made without prior approval from SAFE by following the appropriate procedural requirements. By contrast, the conversion of RMB into foreign currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from SAFE or its local office.

On February 13, 2015, SAFE promulgated the Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, effective from June 1, 2015, which cancels the requirement for obtaining approvals of foreign exchange registration of foreign direct investment and overseas direct investment from SAFE. The application for the registration of foreign exchange for the purpose of foreign direct investment and overseas direct investment may be filed with qualified banks, which, under the supervision of SAFE, may review the application and process the registration.

The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, was promulgated on March 30, 2015 and became effective on June 1, 2015. According to SAFE Circular 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, was promulgated and became effective on June 9, 2016. According to SAFE Circular 16, enterprises registered in PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self—discretionary basis, which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment with the exception of bank financial products that can guarantee the principal within the PRC unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise own use with the exception for the real estate enterprise.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to SAFE Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which became effective in July 2014, to replace the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Roundtrip Investments by Domestic Residents through Offshore Special Purpose Vehicles, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. SAFE Circular 37 defines a SPV as an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” is defined as direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 stipulates that, prior to making contributions into an SPV, PRC residents or entities be required to complete foreign exchange registration with SAFE or its local branch. In addition, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which amended SAFE Circular 37 and became effective on June 1, 2015, requiring PRC residents or entities to register with qualified banks rather than SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. See “Risk Factors—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.”

Regulations on Dividend Distribution

Distribution of dividends of foreign investment enterprises are mainly governed by the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016 respectively, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in the PRC may distribute dividends only out of their accumulative profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, no less than 10% of the accumulated profits of the foreign investment enterprises in the PRC are required to be allocated to fund certain reserve funds each year unless these reserves have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from previous fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Under our current corporate structure, our BVI holding company may rely on dividend payments from our wholly foreign-owned enterprisse incorporated in China to fund any cash and financing requirements we may have. Limitation on the ability of our operating subsidiaries to make remittance to our WOFEs and on the ability of our WOFEs to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

E.	Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the places where the senior management and senior management departments responsible for the daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC; (ii) decisions relating to the enterprise’s financial matters (such as money borrowing, lending, financing and financial risk management) and human resource matters (such as appointment, dismissal and salary and wages) are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. In addition, the SAT issued the Bulletin of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) in 2011, providing more guidance on the implementation of SAT Circular 82. This bulletin clarifies matters including resident status determination, post determination administration, and competent tax authorities. In January 2014, the SAT issued the SAT Bulletin 9. According to SAT Bulletin 9, a Chinese-controlled offshore incorporated enterprise that satisfies the conditions prescribed under the SAT Circular 82 for being recognized as a PRC tax resident must apply for being recognized as a PRC tax resident to the competent tax authority at the place of registration of its main investor within the territory of China.

We believe that Bon Natural Life Limited is not a PRC resident enterprise for PRC tax purposes. Bon Natural Life Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Bon Natural Life Limited meets all of the conditions above. Bon Natural Life Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that Bon Natural Life Limited is a PRC resident enterprise for enterprise income tax purposes, we would be subject to 25% enterprise income tax on its worldwide income. Furthermore, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our Shares. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non- resident individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non- resident shareholders of Bon Natural Life Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Bon Natural Life Limited is treated as a PRC resident enterprise.

On February 3, 2015, the SAT issued the SAT Bulletin 7, which came into effect on February 3, 2015, but will also apply to cases where their PRC tax treatments are not yet concluded. Pursuant to SAT Bulletin 7, an ‘‘indirect transfer’’ of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the SAT issued the SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets in China indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity whose equity is transferred, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and we may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares by a U.S. Holder (as defined below) that acquires and holds our Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders in securities that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	holders who acquire their ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ordinary shares through such entities.

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal tax law to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ordinary shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated subsidiary as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with this entity. As a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated subsidiary for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the subsidiary for U.S. federal income tax purposes, and based upon our current and projected income and assets, and projections as to the value of our assets, based in part on the market value of our Shares, we do not expect to be a PFIC for the current taxable year or the foreseeable future. While we do not anticipate being or becoming a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our Shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account the cash proceeds and our market capitalization following our initial public offering. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ordinary shares, the PFIC rules discussed below under “Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

The discussion below under “Dividends” and “Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ordinary shares will not be eligible for the dividends received deduction allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our Shares are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our Shares will be readily tradeable on an established securities market in the United States. There can be no assurance, however, that our Shares will be considered readily tradeable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ordinary shares. We may, however, be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if the ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that gain from the disposition of the ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition of ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded. For those purposes, our ordinary shares are treated as marketable stock due to their listing on the Nasdaq Capital Market. We anticipate that our Shares should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Shares held at the end of the taxable year over the adjusted tax basis of such Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Shares over the fair market value of such Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ordinary shares if we are or become a PFIC.

Information Reporting

Certain U.S. Holders may be required to report information to the IRS with respect to the beneficial ownership of our ordinary shares. These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ordinary shares. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the U.S. information reporting rules to their particular circumstances.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed this annual report on Form 20-F with the SEC under the Exchange Act. Statements made in this report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC including this report, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549. You can also obtain copies of this report by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330. In accordance with NASDAQ Stock Market Rule 5250(d), we will also post this annual report on Form 20-F on our website at www.kbsfashion.com.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information

Please see Item 4.a, Information on the Company – History and Development of the Company, above.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Foreign currency risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Substantially all of our revenue-generating transactions, and a majority of our expense-related transactions, are denominated in Renminbi, which is the functional currency of our operations. We do not hedge against currency risk.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares, servicing outstanding debts, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB appreciated by 5.1% and 4.7% for the year ended September 30, 2021 and 2020, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

Interest Rate Risk

We are not currently exposed to interest rate risk. We do not own any interest-bearing instruments and our interest-bearing debt carries a fixed rate.

Market Price Risk

We are not currently exposed to commodity price risk or market price risk.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

Seasonality does not materially affect our business or the results of our operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

As of the date of this Report, we had the following warrants and options outstanding:

Warrants to purchase 44,000 ordinary shares at a price of $5.00 per share, exercisable until June 28, 2026

Warrants to purchase 6,600 ordinary shares at a price of $5.00 per share, exercisable until July 2, 2026

Options issued to our independent directors to purchase a total of 36,000 shares at a price $0.01 per share, exercisable until June 23, 2031

C.	Other Securities

Not applicable.

D.	American Depositary Shares

We do not have any American Depositary Shares.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the year ended September 30, 2021, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of September 30, 2021. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified to date relate to (i) a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements; (ii) certain audit adjustments proposed by the auditor and recorded by the Company into the financial statements; and (iii) a lack of sufficient documented financial closing policies and procedures.

As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of September 30, 2021.

Following the identification of the material weaknesses and control deficiencies, we have taken remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control.

As of the date of this report, we have not fully addressed the above-referenced weaknesses. However, we have made progress in implementing remedial measures, specifically:

●         We have hired two additional mid-level financial staff in late 2020, one of whom has been staffed in financial reporting unit and the other in internal control department. In addition, we have identified three potential candidates with U.S. Certified Public Accountant qualifications and related experience and skills for senior financial roles. We expect to hire at least one candidate prior to March 31, 2022. In the interim, we will continue using an external consultant to assist us in financial reporting.

●         Since September 30, 2020, the management team, including our chief executive officer, Mr. Yongwei Hu, our chief financial officer, Mr. Zhenchao Li, and other management team members of our PRC subsidiary and its subsidiaries in the PRC have held internal meetings, discussions, trainings, and seminars on a monthly basis to review our financial statements and operational performance and to identify areas to improve our internal control procedures.

●         We have appointed directors and established an audit committee;

●         In April 2021, we engaged Grant Thornton (Special General Partnership), Xiamen Branch to assist us in setting-up our financial and system control framework. Grant Thornton has completed the evaluation of the effectiveness of our existing financial and system control and formulated an implementation plan with expanded and enhanced control and procedures. We expect to fully complete the setup of our financial and system control framework by June 30, 2022.

We plan to fully implement the above-referenced measures prior to December 31, 2022.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

D.	Changes in Internal Controls over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee of our board of directors currently consists of three members, Christopher Constable, James E. Burns, and Lawrence W. Leighton. Our board of directors has determined that all of our audit committee members are “independent” under the Exchange Act and have the requisite financial knowledge and experience to serve as members of our audit committee. In addition, our board of directors has determined that Christopher Constable is an “audit committee financial expert” as defined in Item 16A of the Instructions to Form 20-F and meets NASDAQ’s financial sophistication requirements due to his current and past experience in various companies in which he was responsible for, amongst others, the financial oversight responsibilities.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to all of the directors, officers and employees of the Company and its subsidiaries, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the Code of Ethics is filed as Exhibit 14.1 to our amended registration statement on Form F-1 filed on May 14, 2021. During the fiscal year ended September 30, 2021, there were no waivers of our Code of Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended September 30,
	2021	2020
Audit Fees*	$275,000	$240,000

*	“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

Our Audit Committee pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our Audit Committee prior to the completion of the audit).

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the period covered by this Annual Report.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

We were incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law and our Memorandum and Articles. In addition, because our common stock is listed on NASDAQ, we are subject to NASDAQ’s corporate governance requirements.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
3.1	Memorandum and Articles of Association of the Registrant, as currently in effect(1)

4.1	Registrant’s Specimen Certificate for Ordinary Shares(2)

10.1	Labor Contract between Xi’an App-Chem and Yongwei Hu(1)

10.2	Labor Contract between Xi’an App-Chem and Zhenchao Li(1)

10.3	Director Service Agreement with Christopher Constable(1)

10.4	Loan Agreement(1)

10.5	Director Service Agreement with James E. Burns(1)

10.6	Director Service Agreement with Lawrence W. Leighton(1)

10.7	English translation of Property Lease Agreement for Weinan Raw Materials and Ingredients Production Site(1)

14.1	Code of Business Conduct and Ethics(1)

21.1	Significant subsidiaries of the Registrant(3)

31.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)(3)

31.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)(3)

32.1	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(3)

32.2	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(3)

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1) Incorporated by reference to Registration Statement on Form F-1 filed December 7, 2020

(2) Incorporated by reference to Registration Statement on Form F-1/A filed May 14, 2021

(3) Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: January 31, 2022	Bon Natural Life Limited

/s/ Yongwei Hu
Yongwei Hu Chief Executive Officer

INDEX TO CONSOLDIATED FINANCIAL STATEMENTS

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of

Bon Natural Life Limited and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bon Natural Life Limited and its subsidiaries (collectively, the “Company”) as of September 30, 2021 and 2020, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in period ended September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2019.

New York, New York

January 31, 2022

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30
	2021	2020
ASSETS
CURRENT ASSETS
Cash	$1,903,867	$53,106
Short-term investments	1,703,314	-
Accounts receivable, net	6,152,807	5,771,008
Inventories, net	1,596,492	1,016,442
Advance to suppliers, net	4,094,312	3,491,145
Deferred initial public offering costs	-	510,079
Acquisition deposit	1,000,000	-
Prepaid expenses and other current assets	98,960	7,434
TOTAL CURRENT ASSETS	16,549,752	10,840,214

Property, plant and equipment, net	19,228,642	14,171,963
Intangible assets, net	411,056	140,993
Right-of-use lease assets, net	201,007	-
Deferred tax assets, net	22,342	49,059
TOTAL ASSETS	$36,412,799	$25,202,229

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans	$41,381	$1,289,081
Current portion of long-term loans	448,005	1,227,346
Third party loans	-	690,327
Accounts payable	380,385	1,288,629
Due to related parties	245,104	2,322,990
Taxes payable	5,052,018	4,402,625
Deferred revenue	1,096,101	385,978
Accrued expenses and other current liabilities	41,711	56,604
Finance lease liabilities, current	161,286	33,389
Operating lease liability, current	62,871	-
TOTAL CURRENT LIABILITIES	$7,528,862	$11,696,969
Long-term loans	2,173,532	2,482,251
Finance lease liabilities, noncurrent	28,953	-
Operating lease liability, noncurrent	146,703	-
TOTAL LIABILITIES	9,878,050	14,179,220

COMMITMENTS AND CONTINGENCIES
EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 8,330,000 and 5,800,000 shares issued and outstanding as of September 30, 2021 and 2020, respectively	$833	$580
Additional paid in capital	15,540,433	5,251,205
Statutory reserve	1,050,721	579,922
Retained earnings	9,192,676	5,072,672
Accumulated other comprehensive income (loss)	222,221	(388,102)
TOTAL BON NATURAL LIFE LIMITED SHAREHOLDERS’ EQUITY	26,006,884	10,516,277
Non-controlling interest	527,865	506,732
Total equity	26,534,749	11,023,009
TOTAL LIABILITIES AND EQUITY	$36,412,799	$25,202,229

The accompanying notes are an integral part of these consolidated financial statements

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended September 30,
	2021	2020	2019
REVENUE	$25,494,564	$18,219,959	$16,396,018
COST OF REVENUE	(18,382,637)	(13,017,646)	(11,113,922)
GROSS PROFIT	7,111,927	5,202,313	5,282,096

OPERATING EXPENSES
Selling expenses	(138,530)	(161,719)	(273,841)
General and administrative expenses	(1,323,726)	(1,367,070)	(1,310,215)
Research and development expenses	(249,050)	(205,359)	(522,867)
Total operating expenses	(1,711,306)	(1,734,148)	(2,106,923)

INCOME FROM OPERATIONS	5,400,621	3,468,165	3,175,173

OTHER INCOME (EXPENSES)
Interest income	3,207	714	2,271
Interest expense	(417,266)	(329,102)	(333,190)
Unrealized foreign transaction exchange gain (loss)	(45,124)	(248)	5,281
Gain on disposal of fixed assets	-	20,150	-
Government subsidies	449,972	362,187	140,295
Income from short-term investments	565	-	-
Other income	38,409	132,713	-
Total other income (expenses), net	29,763	186,414	(185,343)

INCOME BEFORE INCOME TAX PROVISION	5,430,384	3,654,579	2,989,830

INCOME TAX PROVISION	(820,931)	(556,262)	(427,194)

NET INCOME	4,609,453	3,098,317	2,562,636
Less: net income (loss) attributable to non-controlling interest	18,650	71,644	(11,167)
NET INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$4,590,803	$3,026,673	$2,573,803

OTHER COMPREHENSIVE INCOME (LOSS)
Total foreign currency translation adjustment	612,806	450,234	(281,699)
TOTAL COMPREHENSIVE INCOME	5,222,259	3,548,551	2,280,937
Less: comprehensive income (loss) attributable to non-controlling interest	21,133	81,737	(10,969)
COMPREHENSIVE INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$5,201,126	$3,466,814	$2,291,906

EARNINGS PER SHARE
Basic	$0.69	$0.58	$0.50
Diluted	$0.68	$0.58	$0.50

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	6,615,833	5,210,649	5,166,667
Diluted	6,706,235	5,210,649	5,166,667

The accompanying notes are an integral part of these consolidated financial statements.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

	Common shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’	Non- controlling	Total
	Shares	Amount	capital	reserve	earnings	loss	equity	interest	equity
Balance at September 30, 2018	5,166,667	$517	$5,040,156	$-	$52,118	$(546,346)	$4,546,445	$-	$4,546,445
Appropriation to statutory reserve	-	-	-	257,409	(257,409)	-	-	-	-
Net income (loss)	-	-	-	-	2,573,803	-	2,573,803	(11,167)	2,562,636
Capital contribution by non-controlling interest	-	-	-	-	-	-	-	435,964	435,964
Foreign currency translation adjustment	-	-	-	-	-	(281,897)	(281,897)	198	(281,699)

Balance at September 30, 2019	5,166,667	$517	$5,040,156	$257,409	$2,368,512	$(828,243)	$6,838,351	$424,995	$7,263,346

Ordinary shares issued	633,333	63	-	-	-	-	63	-	63
Amortization of share-based compensation	-	-	211,049	-	-	-	211,049	-	211,049
Appropriation to statutory reserve	-	-	-	322,513	(322,513)	-		-	-
Net income	-	-	-	-	3,026,673	-	3,026,673	71,644	3,098,317
Foreign currency translation adjustment	-	-	-	-	-	440,141	440,141	10,093	450,234

Balance at September 30, 2020	5,800,000	$580	$5,251,205	$579,922	$5,072,672	$(388,102)	$10,516,277	$506,732	$11,023,009

Issuance of ordinary shares in initial public offerings, net	2,530,000	253	9,822,097	-	-	-	9,822,350	-	9,822,350
Amortization of share-based compensation	-	-	422,221	-	-	-	422,221	-	422,221
Amortization of stock options	-	-	44,910	-	-	-	44,910	-	44,910
Appropriation to statutory reserve	-	-	-	470,799	(470,799)		-	-	-
Net income	-	-	-	-	4,590,803	-	4,590,803	18,650	4,609,453
Foreign currency translation adjustment	-	-	-	-	-	610,323	610,323	2,483	612,806

Balance at September 30, 2021	8,330,000	$833	$15,540,433	$1,050,721	$9,192,676	$222,221	$26,006,884	$527,865	$26,534,749

The accompanying notes are an integral part of these consolidated financial statements

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2021	2020	2019
Cash flows from operating activities
Net income	$4,609,453	$3,098,317	$2,562,636
Adjustments to reconcile net income to cash provided by operating activities
Allowance for doubtful accounts	2,948	22,137	34,328
Depreciation and amortization	228,547	230,597	226,633
Inventory reserve (recovery)	(312,532)	29,539	-
Deferred income tax	29,109	(7,751)	(5,149)
Amortization of operating lease right-of-use assets	58,147	-
Amortization of stock options	44,910	-	-
Unrealized foreign currency exchange loss (gain)	45,124	248	(5,281)
Gain on disposal of property and equipment	-	(20,150)	-
Changes in operating assets and liabilities:
Accounts receivable	(89,543)	(284,546)	(2,912,222)
Inventories	(209,011)	1,636,321	6,681,972
Advance to suppliers, net	(399,262)	(3,021,739)	168,868
Prepaid expenses and other current assets	2,642	72,116	173,609
Accounts payable	(969,414)	(1,982,205)	(78,356)
Operating lease liabilities	(49,648)	-	-
Taxes payable	410,716	2,662,542	1,538,662
Deferred revenue	684,030	161,045	(1,223,824)
Accrued expenses and other current liabilities	(33,092)	46,605	(57,053)
Net cash provided by operating activities	4,053,124	2,643,076	7,104,823

Cash flows from investing activities
Purchase of short-term investments	(2,159,920)	-	-
Proceeds upon redemption of short-term investments	470,082	-	-
Purchase of property and equipment	(51,878)	(31,885)	(213,634)
Capital expenditures on construction-in-progress	(4,432,941)	(4,301,103)	(6,861,257)
Purchase of intangible assets	(269,088)	-	-
Refund (payment) of acquisition deposit	(1,000,000)	1,329,945	(1,355,067)
Net cash used in investing activities	(7,443,745)	(3,003,043)	(8,429,958)

Cash flows from financing activities
Net proceeds from issuance of Ordinary Shares in initial public offerings	11,271,480	-	-
Proceeds from short-term loans	1,257,225	2,033,570	4,008,293
Proceeds from long-term loans	1,245,871	319,342	-
Repayment of short-term loans	(2,563,433)	(2,872,778)	(4,514,482)
Repayment of long-term loans	(2,522,101)	-	-
Proceeds from (repayment of) borrowings from related parties	(2,262,378)	1,067,808	543,976
Proceeds from (repayment of) third party loans	(721,484)	238,133	(101,793)
Principal payment from (repayment of) finance lease	169,153	(392,030)	432,722
Capital contribution from non-controlling interest	-	-	435,964
Payment for deferred initial public offering costs	(521,651)	(281,553)	-
Net cash provided by financing activities	5,352,682	112,492	804,680

Effect of changes of foreign exchange rates on cash	(111,300)	6,810	(6,630)
Net increase (decrease) in cash	1,850,761	(240,665)	(527,085)
Cash, beginning of year	53,106	293,771	820,856
Cash, end of year	$1,903,867	$53,106	$293,771

Supplemental disclosure of cash flow information
Cash paid for interest expense	$417,266	$276,671	$333,190
Cash paid for income tax	$2,411	$-	$115,179
Supplemental disclosure of non-cash investing and financing activities
Amortization of share-based compensation for initial public offering services	$422,221	$211,112	$-
Right-of-use assets obtained in exchange for operating lease obligations	$257,564	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Business

Bon Natural Life Limited (“Bon Natural” or the “Company”), through its wholly-owned subsidiaries and entities controlled through contractual arrangements, is engaged in the research and development, manufacturing and sales of functional active ingredients extracted from natural herb plants which are widely used by manufacturer customers in the functional food, personal care, cosmetic and pharmaceutical industries. The Company sells its products to customers located in both Chinese and international markets.

Organizations

Bon Natural Life Limited was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on December 11, 2019.

Bon Natural owns 100% equity interest of Tea Essence Limited (“Tea Essence”), an entity incorporated on January 9, 2020 in accordance with the laws and regulations in Hong Kong.

Xi’an Cell and Molecule Information Technology Limited. (“Xi’an CMIT”) was formed on April 9, 2020, as a Wholly Foreign-Owned Enterprise (“WOFE”) in the People’s Republic of China (“PRC”).

Bon Natural, Tea Essence, and Xi’an CMIT are currently not engaging in any active business operations and merely acting as holding companies.

Prior to the reorganization described below, Mr. Yongwei Hu, the chairman of the board of directors and the chief executive officer of the Company, was the controlling shareholder of Xi’an App-Chem Bio(Tech) Co., Ltd. (“Xi’an App-Chem”), an entity incorporated on April 23, 2006 in accordance with PRC laws. Xi’an App-Chem owns 100% of the equity interests of the following subsidiaries: (1) Shaanxi App-Chem Health Industry Co., Ltd. (“App-Chem Health”) was incorporated on April 17, 2006 in Tongchuan City in accordance with PRC laws; (2), Shaanxi App-Chem Ag-tech Co., Ltd (“App-Chem Ag-tech”) was incorporated on April 19, 2013 in Dali County, Shaanxi Province in accordance with PRC laws; (3) Xi’an Yanhuang TCM Medical Research & Development Co., Ltd (“Xi’an YH”) was incorporated on September 15, 2009 in Xi’an City in accordance with PRC laws; (4) Balikun Tianmei Bio(Tech) Co., Ltd. (“Balikun”) was incorporated on December 16, 2016 in Balikun City in accordance with PRC laws; (5) App-Chem Bio (Tech) (Guangzhou) Co., Ltd. (“App-Chem Guangzhou”) was incorporated on April 27, 2018 in Guangzhou City in accordance with PRC laws and (6) Tongchuan Dietary Therapy Health Technology Co., Ltd. (“Tongchuan DT”) was incorporated on May 22, 2017 in Tongchuan City in accordance with PRC laws.

In addition, Xi’an App-Chem also owns majority of the equity interest in the following two entities: Xi’an Dietary Therapy Medical Technology Co., Ltd (“Xi’an DT”) was incorporated on April 24, 2015 in accordance with PRC laws, with 75% equity ownership interest owned by Xi’an App-Chem; Tianjin Yonghexiang Bio(Tech) Co., Ltd. (“Tianjin YHX”) was incorporated on September 16, 2019 in accordance with PRC laws, with 51% equity ownership interest owned by Xi’an App-Chem. On March 11, 2020, Xi’an App-Chem established a new 100% controlled subsidiary, Gansu Baimeikang Bioengineering Co., Ltd. (“Gansu BMK”).

On September 27, 2021, the Company disposed Balikun to a third party for RMB 1.00. As Balikun had no operating activity and no material assets, the disposal of Balikun did not constitute discontinued operation.

Xi’an App-Chem, together with its subsidiaries are collectively referred to as the “Bon Operating Companies” below.

Reorganization

A reorganization of our legal structure (“Reorganization”) was completed on May 28, 2020. The reorganization involved the incorporation of Bon Natural Life, Tea Essence and Xi’an CMIT, and entering into certain contractual arrangements between Xi’an CMIT, the shareholders of Bon Operating Companies and the Bon Operating Companies. Consequently, the Company became the ultimate holding company of Tea Essence, Xi’an CMIT and Bon Operating Companies.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION (continued)

On May 28, 2020, Xi’an CMIT entered into a series of contractual arrangements with the shareholders of the Bon Operating Companies. These agreements include, Exclusive Service Agreement, Share Pledge Agreement, Proxy Agreement, Exclusive Option Agreement, Powers of Attorney, Spousal Consent Letter, and Loan Agreement intended to guarantee the exercise of the Exclusive Option Agreements and Spouse Consents (collectively the “VIE Agreements”). Pursuant to the VIE Agreements, Xi’an CMIT has the exclusive right to provide to the Bon Operating Companies consulting services related to business operations including technical and management consulting services. The VIE Agreements are designed to provide Xi’an CMIT with the power, rights, and obligations equivalent in all material respects to those it would possess as the sole equity holder of each of the Bon Operating Companies, including absolute control rights and the rights to the assets, property, and revenue of each of the Bon Operating Companies. As a result of our direct ownership in Xi’an CMIT and the VIE Agreements, we believe that the Bon Operating Companies should be treated as Variable Interest Entities (“VIEs”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation and we are regarded as the primary beneficiary of our VIEs. We treat our VIEs as our consolidated entities under U.S. GAAP. The Company, together with its wholly owned subsidiaries and its VIEs, is effectively controlled by the same shareholders before and after the Reorganization and therefore the Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company, its subsidiaries, and its VIEs has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Upon the completion of the Reorganization, the Company has subsidiaries in countries and jurisdictions in the PRC and Hong Kong.

On September 8, 2021, Xi’an Youpincui Biotechnology Co., Ltd (“Xi’an Youpincui”) was formed as a Wholly Foreign-Owned Enterprise (“WFOE”) in the PRC. Tea Essence owns 100% equity interest in Xi’an Youpincui. Xi’an Youpincui currently is not engaging in any active business operations and merely acting as an investment holding company.

On June 28, 2021, the Company closed its initial public offering (“IPO”) of 2,200,000 ordinary shares, par value US$0.0001 per share at a public offering price of $5.00 per share, and the Company’s ordinary shares started to trade on the Nasdaq Capital Market under the ticker symbol “BON” since June 24, 2021. On July 2, 2021, the underwriters exercised its over-allotment option to purchase an additional 330,000 shares, par value US$0.0001 per share at the price of $5.00 per share. Gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled $12.65 million, before deducting underwriting discounts and other related expenses, resulting in net proceeds of approximately $11.3 million.

Details of the subsidiaries of the Company as of September 30, 2021 were set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Bon Natural Life	December 11, 2019	Cayman Islands	Parent, 100%	Investment holding

Tea Essence	January 9, 2020	Hong Kong	100%	Investment holding

Xi’an CMIT	April 9, 2020	Xi.an City, PRC	100%	WOFE, Investment holding
Xi’an Youpincui	September 8, 2021	Xi.an City, PRC	100%	WOFE, Investment holding
VIE of the Company:
Xi’an App- Chem Bio (Tech)	April 23, 2006	Xi’an City, PRC	VIE	General administration and sales of the Company’s products to customers
Bon Operating Companies (owned by VIE)
App-Chem Health	April 17, 2006	Tongchuan City, PRC	100% owned by VIE	Registered owner of land with an area of 12,904 square meters, no other business activities
App-Chem Ag-tech	April 19, 2013	Dali County, PRC	100% owned by VIE	Product manufacturing
Xi’an YH	September 15, 2009	Xi.an City, PRC	100% owned by VIE	Research and development of product
App-Chem Guangzhou	April 27, 2018	Guangzhou City, PRC	100% owned by VIE	Raw material purchase
Tongchuan DT	May 22, 2017	Tongchuan City, PRC	100% owned by VIE	Product manufacturing
Gansu BMK	March 11, 2020	Jinquan City, PRC	100% owned by VIE	Raw material purchase
Xi’an DT	April 24, 2015	Xi’an City, PRC	75% owned by VIE	Research and development of product
Tianjin YHX	September 16, 2019	Tianjin City, PRC	51% owned by VIE	Raw material purchase

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION (continued)

The VIE contractual arrangements

As of and for the years ended September 30, 2021, 2020 and 2019, the Company’s main operating entities, Xi’an App-Chem, and Shaanxi App-Chem Health (or the “Bon Operating Companies” as referred above), are controlled through contractual arrangements in lieu of direct equity ownership by the Company.

A VIE is an entity which has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE.

Xi’an CMIT is deemed to have a controlling financial interest in and be the primary beneficiary of the Bon Operating Companies because it has both of the following characteristics:

●	The power to direct activities of the Bon Operating Companies that most significantly impact such entities’ economic performance, and

●	The obligation to absorb losses of, and the right to receive benefits from, the Bon Operating Companies that could potentially be significant to such entities.

Pursuant to these contractual arrangements, the Bon Operating Companies shall pay service fees equal to all of their net profit after tax payments to Xi’an CMIT. At the same time, Xi’an CMIT is obligated to absorb all of their losses. Such contractual arrangements are designed so that the operations of the Bon Operating Companies are solely for the benefit of Xi’an CMTI and ultimately, the Company.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with its VIE and the shareholders of its VIE are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

●	revoke the business and operating licenses of the Company’s PRC subsidiaries and VIEs;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiaries and VIEs may not be able to comply;

●	require the Company or the Company’s PRC subsidiaries and VIEs to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its financial service businesses may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE and VIE’s subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and their shareholders and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiaries and its VIEs. The Company, Tea Essence and Xi’an CMIT are essentially holding companies and do not have active operations as of September 30, 2021 and 2020. As a result, total assets and liabilities presented on the Consolidated Balance Sheets as of September 30, 2021 and 2020, and revenue, expenses, and net income presented on the Consolidated Statement of Comprehensive Income as well as the cash flows from operating, investing and financing activities presented on the Consolidated Statement of Cash Flows for the years ended September 30, 2021, 2020 and 2019 are substantially the financial position, operation and cash flow of the Company’s VIE and VIE’s subsidiaries. The Company has not provided any financial support to the VIE for the years ended September 30, 2021, 2020 and 2019. The following financial statement amounts and balances of the VIE were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	September 30, 2021	September 30, 2020

Current assets	$14,860,224	$10,840,214
Non-current assets	20,735,714	14,362,015
Total assets	$35,595,938	$25,202,229
Current liabilities	$7,283,758	$11,696,969
Non-current liabilities	2,349,188	2,482,251
Total liabilities	$9,632,946	$14,179,220

	For the years ended September 30,
	2021	2020	2019
Revenue	$25,494,564	$18,219,959	$16,396,018
Net income	$4,902,246	$3,098,317	$2,562,636

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

	For the years ended September 30,
	2021	2020	2019
Net cash provided by operating activities	$4,437,583	$2,643,076	$7,104,822
Net cash used in investing activities	(6,443,745)	(3,003,043)	(8,429,958)
Net cash provided by financing activities	$3,493,925	$112,492	$804,680

Terminating the VIE agreements for corporate restructuring

Due to PRC legal restrictions on foreign ownership in companies that engage in online sales China, the Company originally carried out its business through Xi’an App-Chem, a domestic PRC company holding a value-added telecommunications license, through a variable interest entity structure, because foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. However, the Company’s online sales have historically generated minimal revenues. On September 28, 2021, the Company’s Board of Directors approved a restructuring of the Company’s corporate structure to terminate the original VIE contractual agreements, to convert Xi’an App-Chem from a PRC domestic company into a Sino-foreign joint venture, and to transfer 100% of the ownership interests in Xi’an App-Chem from its original shareholders to Xi’an CMIT and Xi’an Youpincui. Effective November 1, 2021, the Company completed the reorganization of its corporate structure in the PRC and are the indirect sole shareholder of Xi’an App-Chem. Xi’an App-Chem is wholly-owned by two WOFEs Xi’an CMIT and Xi’an Youpincui. Each of the WOFEs are in turn wholly-owned by Tea Essence, the Company’s direct wholly-owned subsidiary in Hong Kong. The termination of the VIE agreements as described above does not adversely affect the Company’s business, financial condition, and results of operations because the Company, together with its wholly owned subsidiaries, are effectively controlled by the same shareholders before and after the restructuring. The restructuring is therefore considered to be a recapitalization of entities under common control. Following the corporate restructuring, the value-added telecommunication license held by Xi’an App-Chem has been revoked (see Note 20).

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The accompanying consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries, and entities it controlled through VIE agreements. All inter-company balances and transactions are eliminated upon consolidation.

Non-controlling interests

Non-controlling interests represent minority shareholders’ 25% ownership interest in Xi’an DT and a minority shareholder’s 49% ownership interest in Tianjin YHX as of September 30, 2021 and 2020. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Company are presented on the face of the consolidated statements of operations and comprehensive income as an allocation of the total income or loss for the years ended September 30, 2021, 2020 and 2019 between non-controlling interest holders and the shareholders of the Company.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Uses of estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the allowance for estimated uncollectible receivables, realizability of advance to suppliers, inventory valuations, useful lives of property, plant and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, fair value of stock-based compensation, revenue recognition and realization of deferred tax assets. The inputs into the Company’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from those estimates.

Risks and Uncertainties

The main operation of the Company is located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The development and commercialization of natural and healthy extracts and compounds products is highly competitive, and the industry currently is characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. The Company may face competition with respect to its current and future pharmaceutical product candidates from major pharmaceutical companies in China.

The Company’s operations may be further affected by the ongoing outbreak of COVID-19 pandemic. Although the Company resumed its operations since March 2, 2020 and the COVID-19 impact on the Company’s operating results and financial performance for the years ended September 30, 2021 and 2020 seems to be temporary, a resurgence could negatively affect the execution of customer contracts, the collection of customer payments, or disruption of the Company’s supply chain. The continued uncertainties associated with COVID-19 may cause the Company’s revenue and cash flows to underperform in the next 12 months. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the financial statement reporting date.

Cash and cash equivalents

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts receivable, net

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the collection is not probable, $99,528 uncollectable account receivable was written-off during the

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

year ended September 30, 2021. Allowance for uncollectable balances amounted to $14,691 and $93,032 as of September 30, 2021 and 2020, respectively.

Advances to Suppliers, net

Advances to suppliers consist of balances paid to suppliers for inventory raw materials and construction materials associated with the Company’s construction-in-progress projects that have not been provided or received. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for unrealizable balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. As of September 30, 2021 and 2020, allowance for doubtful account amounted to Nil and $13,141, respectively.

Inventories, net

Inventories are stated at net realizable value using weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging, expiration dates, as applicable, taking into consideration historical and expected future product sales. The Company recorded inventory reserve of $147,960 and $439,486 as of September 30, 2021 and 2020, respectively.

Deferred initial public offering (“IPO”) costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Deferred initial public offering costs amounted to Nil and $510,079 as of September 30, 2021 and 2020, respectively.

Short-term investments

The Company’s short-term investments consist of wealth management financial products purchased from PRC banks, which can be redeemed at any time. The banks invest the Company’s fund in certain financial instruments including money market funds, bonds or mutual funds, with floating interest rates. The carrying values of the Company’s short-term investments approximate fair value because of their short-term maturities. The interest earned is recognized in the consolidated statements of . operations and comprehensive income (loss) over the contractual term of these investments. As of September 30, 2021 and 2020, short-term investments consisted of the following:

	September 30, 2021	September 30, 2020
Beginning balance	$-	$-
Add: purchase wealth management financial products	2,159,920	-
Less: proceeds received upon maturity of short-term investments	(470,082)	-
Foreign currency translation adjustments	13,476	-
Ending balance of short-term investments	$1,703,314	$-

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment income generated from short-term investments amounted to $565, Nil and Nil for the years ended September 30, 2021, 2020 and 2019, respectively. The amount is included in other income in consolidated statements of income and comprehensive income.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.
●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s cash, short-term investment, accounts receivable, inventories, advance to suppliers, prepaid expenses and other current assets, accounts payable, short-term bank loans, accrued expenses and other current liabilities, taxes payable and due to related parties, approximate the fair value of the respective assets and liabilities as of September 30, 2021 and 2020 based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of long-term loans approximates fair value at September 30, 2021 and 2020 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Useful life
Buildings	20 years
Machinery and equipment	5–10 years
Automobiles	8 years
Office and electric equipment	3–5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Construction-in-Progress (“CIP”)

Construction-in-progress represents property and buildings under construction and consists of construction expenditures, equipment procurement, and other direct costs attributable to the construction. Construction-in-progress is not depreciated. Upon completion and ready for intended use, construction-in-progress is reclassified to the appropriate category within property, plant and equipment.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets, net

The Company’s intangible assets primarily include two land use rights. A land use right in the PRC represents an exclusive right to occupy, use and develop a piece of land during the contractual term of the land use right. The cost of a land use right is usually paid in one lump sum at the date the right is granted. The prepayment usually covers the entire period of the land use right. The lump sum advance payment is capitalized and recorded as land use right and then charged to expense on a straight-line basis over the period of the right, which is normally 50 years.

The Company acquired the first land use right of 4.1 acres located at Tongchuan City, Shaanxi Province of China at cost of approximately $0.2 million in 2011. The Company is now constructing a new manufacturing plant on this land and the construction of Tongchuan CIP Project is expected to be fully completed and put into production by December 2022. On May 10, 2021, the Company acquired another land use right of 8.2 acres at cost of approximately $0.3 million, through a government organized auction bidding in Yumen City, Gansu Province of China. The Company is now constructing a new manufacturing plant on this land and the construction of Yumen CIP Project is expected to be completed by October 2022 (see Note 8).

Impairment of long-lived Assets

Long-lived assets, such as property, plant and equipment, land use rights and long-term investment, are reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of a long-lived asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying value of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Assets to be disposed are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated. No impairment of long-lived assets was recognized as of September 30, 2021 and 2020.

Leases

On October 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Leases (as amended by ASU 2018-01, 2018-10, 2018-11, 2018-20, and 2019-01, collectively “ASC 842”) using the modified retrospective basis and did not restate comparative periods as permitted under ASU 2018-11. ASC 842 requires that lessees recognize ROU assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows.

For operating leases, the Company calculated ROU assets and lease liabilities based on the present value of the remaining lease payments as of the date of adoption. There were no changes in the Company’s capital lease portfolio, which are now titled “finance leases” under ASC 842.

Upon the adoption of the new guidance on October 1, 2020, the Company recognized operating lease right of use assets and operating lease liabilities of approximately $0.2 million. The remaining balance of lease liabilities are presented within current portion of operating lease liabilities and the non-current portion of operating lease liabilities on the consolidated balance sheets (see Note 14).

On December 25, 2020, the Company’s VIE, Xi’an App-Chem (the “Lessee”) entered into a sale and leaseback agreement with Taizhongyin Finance Lease (Suzhou) Ltd. (“the Lessor”) and sold part of its plant machines with carrying value of RMB 2 million (approximately $0.3 million) to the lessor and then leases them back from the lessor within two years. Pursuant to the terms of the contract, the Company is required to pay to the lessor monthly lease payment and interest, and is entitled to obtain the ownership of these machinery and equipment at a nominal price upon the expiration of the lease. Management deemed the arrangement as a finance lease (see Note 13).

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The functional currency for Bon Natural is the U.S Dollar (“US$”). Tea Essence uses Hong Kong dollar as its functional currency. However, Bon Natural, and Tea Essence currently only serve as the holding companies and did not have active operations as of the date of this report. The Company operates its business through its subsidiaries and VIEs in the PRC as of September 30, 2021. The functional currency of the Company’s subsidiaries and VIEs is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into US$.

Assets and liabilities accounts are translated using the exchange rate at each reporting period end date. Equity accounts are translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2021	September 30, 2020	September 30, 2019
Period-end spot rate	US$1=RMB6.4580	US$1=RMB6.8033	US$1=RMB7.1383
Average rate	US$1=RMB6.5095	US$1=RMB7.0066	US$1=RMB6.8767

Revenue recognition

To determine revenue recognition for contracts with customers, the Company performs the following five steps : (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligations.

In accordance to ASC 606, the Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company accounts for the revenue generated from sales of its products to its customers, in which the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods. All of the Company’s contracts have single performance obligation as the promise is to transfer the individual goods to customers, and there is no other separately identifiable promises in the contracts.

The Company’s revenue streams are recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. The Company’s products are sold with no right of return and the Company does not provide other credits or sales incentive to customers. The Company’s sales are net of value added tax (“VAT”) and business tax and surcharges collected on behalf of tax authorities in respect of product sales.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit. The Company did not have contract assets as of September 30, 2021 and 2020.

The Company’s contract liability primarily relates to unsatisfied performance obligations when payment has been received from customers before the Company’s products are delivered, and are recorded as deferred revenue on the consolidated balance sheets. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred. Deferred revenue amounted to $1,096,101 and $385,978 as of September 30, 2021 and 2020, respectively. Revenue included in the beginning balance of deferred revenue and recognized in the years ended September 30, 2021, 2020 and 2019 amounted to $403,399, $213,734 and $1,441,595, respectively.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended September 30, 2021, 2020 and 2019 are disclosed in Note 19 of the consolidation financial statements.

Research and development expenses

The Company expenses all internal research and development costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, including manufacturing costs, facility costs of the research center, and amortization and depreciation to intangible assets and property, plant and equipment used in the research and development activities. For the years ended September 30, 2021 and 2020 and 2019, research and development expense were approximately $249,050, $205,359 and $522,867, respectively.

Selling, General and Administrative Expenses

Selling expenses represents primarily costs of payroll, benefits, commissions for sales representatives and advertising expenses. General and administrative expenses represent primarily payroll and benefits costs for administrative employees, rent and operating costs of office premises, depreciation and amortization of office facilities, professional fees and other administrative expenses.

Advertising expense

Advertising expenses primarily relate to promotion of the Company’s brand name and products through outdoor billboards and social media such as Weibo and WeChat. Advertising expenses are included in selling expenses in the consolidated statements of income and comprehensive income. Advertising expenses amounted to $25,397, $14,264 and $51,257 for the years ended September 30, 2021, 2020 and 2019, respectively.

Government subsidies

Government subsidies primarily relate to local government’s cash award to High and New Technology Enterprises (“HNTEs”) to encourage entrepreneurship and stimulate local economy. Such awards are granted on a case-by-case basis by local government. The Company’s VIE, Xi’an App-chem was approved as a HNTE and received government subsidy in the form of export sales refund and cash awards based on annual financial performance.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company recognizes government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as other operating income totaled $449,972, $362,187 and $140,295 for the years ended September 30, 2021 and 2020 and 2019, respectively.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of September 30, 2021, the Company had income tax payable of approximately $1.7 million, primarily related to the unpaid income tax in China. The Company initially expected to settle the income tax liabilities in May 2021 when the Company filed its 2020 annual income tax return with local tax authority. However, due to limited cash on hand at the time of filing the 2020 annual tax return, the Company further negotiated with the local tax authority and obtained an approval from local tax authority to extend the income tax liability settlement date from May 2021 to December 2021 without interest and penalty during this extended time period. In December 2021, due to recent COVID-19 resurgence which caused strict city lockdown in Xi’an where the Company is headquartered, the Company re-negotiated with local tax authorities and obtained an approval in accordance with the notices issued by the State Administration of Taxation to encourage micro, small and medium-sized enterprises in manufacturing industry, to further extend the tax liability settlement date from December 31, 2021 to June 30, 2022 without interest and penalty during this extended time period. Accordingly, the Company now expects to fully settle the $1.7 million unpaid income tax liabilities with local tax authority by June 30, 2022.

The Company’s subsidiaries and VIEs in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the years ended September 30, 2021,2020 and 2019. As of September 30, 2021 and 2020, all of the Company’s tax returns of its PRC subsidiaries, its VIE and VIE’s subsidiaries remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17% (starting from May 1, 2018, VAT rate was lowered to 16%, and starting from April 1, 2019, VAT rate was further lowered to 13%), depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or recoverable net of VAT payments in the accompanying consolidated financial statements.

For export sales, VAT is not imposed on gross sales price, but the VAT related to purchasing raw materials is refunded after the export is completed.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

As of September 30, 2021, the Company had large VAT tax payable of approximately $3.3 million, primarily related to the unpaid VAT tax in China. The Company initially expected to settle the unpaid VAT tax liabilities before September 30, 2021. However, in May 2021, the Company further negotiated with the local tax authority and obtained an approval notice from local tax authority to extend the settlement date from September 2021 to December 2021 without interest and penalty during this extended time period. In December 2021, due to recent COVID-19 resurgence which caused strict city lockdown in Xi’an where the Company is headquartered, the Company re-negotiated with local tax authorities and obtained an approval in accordance with the notices issued by the State Administration of Taxation to encourage micro, small and medium-sized enterprises in manufacturing industry, to further extend the tax liability settlement date from December 31, 2021 to June 30, 2022 without interest and penalty during this extended time period. Accordingly, the Company now expects to fully settle the $3.3 million unpaid VAT tax liabilities with local tax authority by June 30, 2022.

Employee Defined Contribution Plan

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying consolidated statements of income and comprehensive income amounted to $54,189, $30,724 and $68,128 for the years ended September 30, 2021, 2020 and 2019, respectively.

Share Based Compensation

On June 23, 2020, the Company entered into consulting service agreements with three third-party consultants (collectively the “Consultants”), pursuant to which, the Consultants will provide public listing related consulting services to the Company in connection with the Company’s IPO. The Company issued 633,333 of its ordinary shares to the Consultants in lieu of cash payment for such services. The 633,333 shares are valued at $633,333. Such service fee is amortized over the service period of one year from June 23, 2020 to June 22, 2021 (see Note 16).

The Company applied ASC 718 and related interpretations in accounting for measuring the cost of share-based compensation over the period during which the consultants are required to provide services in exchange for the issued shares. For the years ended September 30, 2021, 2020 and 2019, $422,221, $211,112 and Nil share-based compensation expenses were recognized. As of September 30, 2021, such share-based compensation has been fully amortized because the consultants have completed their services when the Company closed its IPO in June 2021.

Pursuant to the Director Service Agreements with the Company’s independent directors and following the completion of the Company’s IPO, on June 23, 2021, the Company granted stock options to three independent directors to purchase an aggregate of 36,000 shares of the Company’s ordinary shares, par value of $0.0001 per share, at exercise price of $0.01 per share, as part of the compensation to these independent directors. The stock options granted shall vest in equal monthly installments for 12 months, commencing on July 1, 2021 until June 30, 2022. Share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses using the straight-line method over the service period (see Note 16).

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the year ended September 30, 2021, 36,000 option shares and 101,200 underwriter warrants were considered in the diluted EPS calculation using treasury stock method. There were no diluted shares for the years ended September 30, 2020 and 2019.

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30, 2021, 2020 and 2019:

	For the Years ended September 30,
	2021	2020	2019
Numerator:
Net income attributable to ordinary shareholders	$4,590,803	$3,026,673	$2,573,803

Denominator:
Weighted-average number of ordinary shares outstanding – basic	6,615,833	5,210,649	5,166,667
Outstanding options	35,967	-	-
Outstanding warrants	54,435	-	-
Potentially dilutive shares from outstanding options and warrants	90,402	-	-
Weighted-average number of ordinary shares outstanding – diluted	6,706,235	5,210,649	5,166,667
Earnings per share – basic	$0.69	$0.58	$0.50
Earnings per share – diluted	$0.68	$0.58	$0.50

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income (loss) in the consolidated statements of income and comprehensive income.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Segment Reporting

The Company uses the management approach in determining reportable operating segments. The management approach considers the internal reporting used by the Company’s chief operating decision maker for making operating decisions about the allocation of resources of the segment and the assessment of its performance in determining the Company’s reportable operating segments. Management has determined that the Company has one operating segment (See Note 17).

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

Recent Adopted Accounting Pronouncements

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures were adopted on a retrospective basis and the new disclosures were adopted on a prospective basis. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

On October 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Leases, using the modified retrospective basis and did not restate comparative periods as permitted under ASU 2018-11. ASC 842 requires that lessees recognize ROU assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. Upon the adoption of the new guidance on October 1, 2020, the Company recognized operating lease right of use assets and operating lease liabilities of approximately $0.2 million. There were no changes in the Company’s capital lease portfolio, which are now titled “finance leases” under ASC 842.

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10 and ASU 2020-02. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, the Company plans to adopt this guidance effective October 1, 2023. The Company does not expect the adoption of the new guidance to have a significant impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of the new guidance to have a significant impact on its consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification. That reduce the likelihood that the disclosure requirement would be missed. ASU 2020-10 is effective for the Company for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3— LIQUIDITY

As reflected in the Company’s consolidated financial statements, the Company is currently constructing two new manufacturing plants. As of September 30, 2021, the Company had future minimum capital expenditure commitment on its construction-in-progress (“CIP”) project of approximately $2.3 million within the next twelve months (see Note 8). The Company also had large unpaid tax liabilities of approximately $5.1 million, which are expected to be settled with local tax authorities within one year. Furthermore, the ongoing outbreak of COVID-19 may continue to negatively impact the Company’s business operations. A resurgence could negatively affect the Company’s ability to fulfil customer sales orders and collect customer payments timely, or disrupt the Company’s supply chain. As a result, there is a possibility that the Company’s revenue and cash flows may underperform in the next 12 months.

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. In June 2021, the Company closed its initial public offering and received net proceeds of approximately $11.3 million (see Note 1 and Note 15).

As of September 30, 2021, the Company had cash on hand of $1.9 million. The Company also had short-term investments of approximately $1.7 million using the IPO proceeds to purchase interest-bearing wealth management financial products from the banks and such short-term investments are highly liquid and can be used as working capital when needed. The Company also had outstanding accounts receivable of approximately $6.2 million, which has been subsequently fully collected as of the date of this filing. As of September 30, 2021, the Company had outstanding bank loans of approximately $2.7 million from several PRC banks (including short-term bank loans of $41,381, current portion of long-term bank loans of approximately $0.4 million and long-term loan of $2.2 million). Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and the Company’s good credit history. In addition to the current borrowings, from December 2020 to December 2021, the Company secured an aggregate of $8.7 million (RMB 56 million) lines of credit with PRC banks as working capital loan (including $2.3 million line of credit with Huaxia Bank for one year, $2.0 million line of credit with Bohai Bank for one year, $2.3 million line of credit with Shanghai Pudong Development Bank for one year and $2.0 million line of credit with Qishang Bank for three years.) (see Note 10). As of the date of this filing, the Company had borrowed $2.8 million (RMB 18 million) out of these lines of credit and had the availability to borrow additional maximum loans of $5.9 million (RMB 38 million) under these lines of credit before December 2023.

Based on the current operating plan, management believes that the above-mentioned measures, including cash on hand of $1.9 million, short-term investments of $1.7 million, cash generated from operating activities and the $5.9 million unused line of credit, collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirement for at least 12 months from the date the Company’s consolidated financial statements are issued.

NOTE 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	September 30, 2021	September 30, 2020
Accounts receivable	$6,167,498	$5,864,040
Less: allowance for doubtful accounts	(14,691)	(93,032)
Accounts receivable, net	$6,152,807	$5,771,008

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — ACCOUNTS RECEIVABLE, NET (continued)

The Company’s accounts receivable primarily includes balance due from customers when the Company’s products are sold and delivered to customers. Approximately $6.15 million or 99.9% of the net Accounts receivable balance as of September 30, 2021 has been collected as of the date of this report.

The following table summarizes the Company’s accounts receivable and subsequent collection by aging bucket:

Accounts Receivable by aging bucket	Balance as of September 30, 2021	Subsequent collection	% of subsequent collection
Less than 3 months	$5,030,184	$5,028,868	100.0%
From 4 to 6 months	1,119,077	1,119,077	100.0%
From 7 to 9 months	1,487	1,487	100.0%
From 10 to 12 months	1,036	805	77.7%
Over 1 year	15,714	1,190	7.6%
Total gross accounts receivable	6,167,498	6,151,427	99.7%
Allowance for doubtful accounts	(14,691)	-
Accounts Receivable, net	$6,152,807	$6,151,427	99.9%

Allowance for doubtful accounts movement is as follows:

	September 30, 2021	September 30, 2020
Beginning balance	$93,032	$73,386
Additions	16,891	15,569
Write-off uncollectible balance	(99,548)	-
Foreign currency translation adjustments	4,316	4,077
Ending balance	$14,691	$93,032

NOTE 5 – INVENTORIES, NET

Inventories, net, consist of the following:

	September 30, 2021	September 30, 2020
Raw materials	$555,321	$246,383
Finished goods	1,189,131	1,209,545
Inventory valuation allowance	(147,960)	(439,486)
Total inventory, net	$1,596,492	$1,016,442

NOTE 6 –ADVANCES TO SUPPLIERS, NET

Advances to suppliers, net, consist of the following:

	September 30, 2021	September 30, 2020
Advances to suppliers for inventory raw materials	$4,094,312	$3,504,486
Less: allowance for doubtful accounts	-	(13,141)
Advances to suppliers, net	$4,094,312	$3,491,145

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –ADVANCES TO SUPPLIERS, NET (continued)

September 30, 2020 advance to supplier balance has been fully realized by April 2021. For the balance as of September 30, 2021, approximately $4.0 million or 98.4% of advances to suppliers for inventory raw materials balances has been realized when the Company received the purchased inventory raw materials from suppliers, and the remaining balance is expected to be realized in January 2022.

NOTE 7— ACQUISITION DEPOSIT

On July 6, 2021, the Company entered into a consulting agreement with the consulting firm Global Capital LP (“the consulting firm”), a New York based consulting firm, pursuant to which, the consulting firm will help the Company to (i) identify appropriate business partner candidates in New York or California in order to jointly establish a research and development center in the United States for future new product development; (ii) find opportunities to establish business relationship with U.S based companies with OEM demand and utilize the Company’s manufacturing strength and capability to manufacture healthcare ingredient products for U.S companies under the OEM arrangement and (iii) help the Company to purchase or lease appropriate commercial facilities in the U.S., etc. The consulting firm will be compensated with $30,000 in exchange for performing these designated consulting services. Given the fact that the Company lacks of credit history in the U.S, the Company is required to make a deposit of $1.5 million to the consulting firm. As of September 30, 2021, the Company has made deposit of $1 million to the consulting firm and recorded it as acquisition deposit on the balance sheets.

Due to recent COVID-19 resurgence in Xi’an City and government mandatory quarantine and city lockdown, on January 20, 2022, the Company and the consulting firm signed a supplemental agreement to lower down the required deposit from original $1.5 million to $1 million. As a result, the Company does not have further obligation to make additional deposit to the consulting firm.

The consulting firm expects to deliver the findings to the Company with a list of business partner candidates and potential acquisition targets around April 2022 and then the Company will determine whether it will proceed to the next step or not. The Company may, at its discretion, terminate the consulting agreement and request for full refund of the deposit anytime if the acquisition target or commercial facilities introduced by the consulting firm does not meet the expectation and the acquisition deposit of $1 million shall be refunded to the Company within three business days with written notice of termination.

NOTE 8— PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following:

	September 30, 2021	September 30, 2020
Buildings	$1,065,736	$601,408
Machinery, equipment and furniture	2,037,311	1,920,530
Motor Vehicles	222,679	175,117
Construction-in-progress (“CIP”) (1)	17,555,078	12,832,806
Subtotal	20,880,804	15,529,861
Less: accumulated depreciation	(1,652,162)	(1,357,898)
Property, plant and equipment, net	$19,228,642	$14,171,963

Depreciation expense was $219,906, $226,527 and $222,486 for the years ended September 30, 2021, 2020 and 2019, respectively.

(1) Construction-in-progress (“CIP”) represents direct costs of construction incurred for the Company’s manufacturing facilities. On August 16, 2017, the Company’s VIE, Xi’an App-Chem Bio(Tech) Co.,Ltd. started to construct a new manufacturing plant in Tongchuan City (“Tongchuan Project”), Shaanxi Province, with total budget of RMB 95 million (approximately $14.7 million) for construction of the main body of the manufacturing plant, plant decoration and purchase of machinery and equipment. The total budget increased to RMB 114 million (approximately $17.7 million) on July 2, 2021 due to increased material and labor cost, as well as longer construction period caused by COVID-19 pandemic. The construction of Tongchuan Project is expected to be fully completed and put into production by December 2022.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8— PROPERTY, PLANT AND EQUIPMENT, NET (continued)

On May 10, 2021, a subsidiary of the Company’s VIE, Gansu Baimeikang Bioengineering Co., Ltd. obtained a land use right and started to construct a new manufacturing plant in Yumen City (“Yumen Project”), Gansu Province, with total budget of RMB 40 million (approximately $6.2 million) including the construction of the main body of the manufacturing plant, plant decoration and purchase of machinery and equipment. As of September 30, 2021, RMB 20 million (approximately $3.1 million) has been invested on this CIP project. The construction of Yumen Project is expected to be completed by October 2022.

As of September 30, 2021, the Company has spent approximately RMB 113.4 million (approximately $17.6 million) on the CIP projects located in Tongchuan and Yumen, and future minimum capital expenditures on these two CIP projects are estimated to be approximately $5.1 million, among which approximately $2.3 million is required for the next 12 months. The Company currently plans to support its ongoing CIP project construction through cash flows from operations, net proceeds received from the IPO and bank borrowings.

As of September 30, 2021, future minimum capital expenditures on the Company’s two CIP projects are estimated as follows:

Years ending September 30,	Tongchuan CIP Project	Yumen CIP Project	Total
2022	$774,234	$1,548,467	$2,322,701
2023	493,563	1,300,712	1,794,275
2024	-	-	-
2025	-	-	-
2026	706,101	247,755	953,856
Total	$1,973,898	$3,096,934	$5,070,832

NOTE 9 – INTANGIBLE ASSETS, NET

Intangible assets, net mainly consist of the following:

	September 30, 2021	September 30, 2020
Land use rights	$474,731	$193,168
Less: accumulated amortization	(63,675)	(52,175)
Land use rights, net	$411,056	$140,993

Amortization expense was $8,641, $4,070 and $4,147 for the years ended September 30, 2021, 2020 and 2019, respectively. Estimated future amortization expense for intangible assets is as follows:

Years ending September 30,	Amortization expense

2022	$9,833
2023	9,833
2024	9,833
2025	9,833
2026	9,833
Thereafter	361,891
Total	$411,056

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10— DEBT

The Company borrowed from PRC banks, other financial institutions and third-parties as working capital funds. As of September 30, 2021 and 2020, the Company’s debt consisted of the following:

(a) Short-term loans:

		September 30, 2021	September 30, 2020
Xi’an Guosen Micro-Credit Co., Ltd. (“Guosen”)	(1)	$-	$279,276
Xi ‘an Xinchang Micro-lending Co. Ltd. (“Xinchang”)	(2)	12,904	110,241
China Construction Bank (“CCB’)	(3)	28,477	17,640
Bohai Bank	(4)	-	440,962
Huaxia Bank	(5)	-	440,962
Total short-term loans		$41,381	$1,289,081

(1) On July 22, 2020, the Company’s VIE, Xi’an App-Chem, entered into a loan agreement with Xi’an Guosen Micro-Credit Co., Ltd (“Guosen”), to borrow RMB 2.0 million (equivalent to US$279,276) as working capital for six months, with maturity date on January 21, 2021 and interest rate of 17% per annum. The loan was fully repaid upon maturity.

On March 3, 2021, Xi’an App-Chem, entered into another loan agreement with Guosen to borrow RMB 2.0 million (equivalent to US$309,693) as working capital for six months, with maturity date on September 3, 2021 and interest rate of 15.4% per annum. The loan was fully repaid upon maturity.

(2) On June 1, 2020, Xi’an App-Chem, entered into a loan agreement with Xi’an Xinchang Micro-lending Co. Ltd. (“Xinchang”), to borrow RMB 750,002 (equivalent to US$110,241) as working capital for one year, with maturity date on May 31, 2021 and interest rate of 18.0% per annum. The loan was fully repaid upon maturity.

On November 4, 2020, Xi’an App-Chem, entered into another loan agreement with Xinchang to borrow RMB 1.0 million (equivalent to US$154,847) as working capital for one year, with maturity date on November 3, 2021 and interest rate of 15.12% per annum. The Company repaid RMB 916,665 (equivalent to US$141,943) before September 30, 2021 and the outstanding loan balance as of September 30, 2021 was RMB 83,335 (equivalent to US$12,904), which was subsequently fully repaid upon maturity.

(3) On January 19, 2020, Xi’an App-Chem’s subsidiary Tongchuan DT, entered into a loan agreement with China Construction Bank (“CCB’) to borrow RMB 100,000 (equivalent to US$14,699) as working capital for one year, with maturity date on January 19, 2021 and interest rate of 5.0% per annum. The loan was fully repaid upon maturity.

On May 15, 2020, Tongchuan DT entered into another loan agreement with CCB to borrow RMB 20,000 (equivalent to US$2,941) as working capital for one year, with maturity date on May 15, 2021 and interest rate of 4.1% per annum. The loan was fully repaid upon maturity.

On January 12, 2021, Tongchuan DT entered into another loan agreement with CCB to borrow RMB 183,903 (equivalent to US$28,477) as working capital for one year, with maturity date on January 12, 2022 and interest rate of 3.85% per annum. The loan was subsequently fully repaid upon maturity.

(4) On May 22, 2020, Xi’an App-Chem, obtained a line of credit approval from Bohai Bank for a maximum of RMB 13 million (approximately $2.0 million) loans as working capital for one year. On July 22, 2020, the Company borrowed RMB 3 million (approximately US$0.4 million) short-term loan out of this line of credit as working capital for one year, with interest rate of 5.4% per annum and maturity date on July 21, 2021.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10— DEBT (continued)

The Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu, and a third-party Shannxi Jinma Financial Guarantee Co., Ltd. provided joint guarantee to this loan. In July 2021, the Company repaid the loan balance upon maturity and at the same time renewed the line of credit of RMB 13 million (approximately $2.0 million) with Bohai Bank for additional one year, with new maturity date in July 2022. As of the date of this filing, the Company has not borrowed out of this new line of credit with Bohai Bank and has the availability to borrow out of this line of credit before July 15, 2022.

(5) On April 3, 2020, Xi’an App-Chem, obtained a line of credit approval from Huaxia Bank for a maximum of RMB 15 million (approximately $2.3 million) loans, including RMB 3 million (approximately US$0.4 million) loans as working capital for one year with fixed interest rate of 9% per annum and RMB 12 million (approximately $1.8 million) loans as working capital for three years with fixed interest rate of 6.6% per annum. From June 16, 2020 to June 29, 2020, Xi’an App-Chem, entered into two loan agreements with Huaxia Bank to borrow total of a RMB 3 million (approximately US$0.4 million) as working capital for one year, with interest rate of 9.0% per annum and maturity date on April 16, 2021 and June 29, 2021, respectively. The Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms.Jing Liu, pledged their personal properties as collateral to safeguard the loans with Huaxia Bank. These loans were fully repaid upon maturity.

(b) Long-term loans:

		September 30, 2021	September 30, 2020
Xi’an Investment Holding Co., Ltd.	(6)	$-	$2,204,812
Xi’an High-Tech Emerging Industry Investment Fund Partnership	(7)	1,238,774	1,175,900
Webank Co., Ltd.	(8)	156,377	34,910
Huaxia Bank	(9)	743,264	293,975
Qishang Bank	(10)	387,117	-
Webank Co., Ltd.	(11)	96,005	-
Total		2,621,537	3,709,597
Less: current portion of long-term loans		(448,005)	(1,227,346)
Total long-term loans		$2,173,532	$2,482,251

(6) On February 14, 2017 and on December 13, 2017, the Company’s VIE, Xi’an App-Chem entered into loan agreements with third-party Xi’an Investment Holdings Co., Ltd. (the “Lender”), to borrow an aggregate of RMB 15.0 million (approximately $2.3 million) as working capital for three years, with interest rate ranging from 2% to 4% per annum. Among the total RMB 15.0 million loans, RMB 5.0 million (equivalent to US$0.8 million) matured on February 13, 2020 and RMB 10.0 million (approximately $1.5 million) matured on December 12, 2020. In accordance with a COVID-19 relief notice issued by local government, for RMB 5 million matured on February 13, 2020, the loan payment term has been extended to February 12, 2022, and for RMB 10 million matured on December 12, 2020, the payment term has been extended to December 12, 2022. The Company’s controlling shareholder, Mr. Yongwei Hu, pledged his proportionate ownership interest in Xi’an App-chem and his personal bank savings as collateral to safeguard these loans. The Company fully repaid the loan on September 23, 2021 before the maturity date.

(7) On June 26, 2017, the Company’s VIE, Xi’an App-Chem, entered into a loan agreement with third-party Xi’an High-tech Emerging Industries Investment Fund Partnership (the “Lender”) to borrow RMB 8.0 million (approximately $1.2 million) as working capital for three years, with maturity date on June 25, 2020 and an interest rate of 3.8% per annum. The Company’s controlling shareholder, Mr. Yongwei Hu, pledged his proportionate ownership interest in Xi’an App-chem as collateral to safeguard this loan.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10— DEBT (continued)

The loan matured on June 26, 2020 and not repaid on time due to COVID-19 impact. The Company has negotiated with the Lender to extend the loan repayment date to December 25, 2022 in accordance with a COVID-19 relief notice issued by local government, with adjusted interest rate of 4.75% per annum during the period from June 26, 2020 to June 25, 2021, and 5.225% per annum during the period from June 26, 2021 to December 25, 2022.

(8) On January 19, 2020, the Company’s VIE, Xi’an App-Chem, entered into a loan agreement with Shenzhen Qianhai WeBank Co., Ltd, to borrow RMB 87,500 (equivalent to US$13,549) as working capital for 27 months, with maturity date on April 12, 2022 and interest rate of 18.0% per annum. In addition, on October 22, 2020, Xi’an App-Chem, entered into two loan agreements with Shenzhen Qianhai WeBank Co., Ltd, to borrow an aggregate of RMB 922,381 (equivalent to US$142,827) loans as working capital for two years, with maturity date on October 12, 2022 and interest rate of 14.4% per annum.

Loans from Shenzhen Qianhai WeBank Co., Ltd, in the amount of RMB 938,929 (equivalent to US$145,390) was reclassified as current portion of long-term loans as of September 30, 2021.

(9) As disclosed in (5) above, Xi’an App-Chem, obtained a line of credit approval from Huaxia Bank for a maximum of RMB 15 million (approximately $2.3 million) loans, including RMB 3 million (approximately US$0.4 million) loans as working capital for one year with fixed interest rate of 9% per annum and RMB 12 million (approximately $1.8 million) loans as working capital for three years with fixed interest rate of 6.6% per annum. On April 16, 2020, the Company borrowed RMB 2.0 million (approximately $0.3 million) out of a line of credit from Huaxia Bank as working capital for three years, with the interest rate of 6.6% per annum and maturity date on April 16, 2023. From May 14 2021 to July 7, 2021, Xi’an App-Chem, entered into additional two loan agreements with Huaxia Bank, to borrow total of RMB 3 million (approximately $0.5 million) as working capital for two years, with interest rate of 8.5% per annum and maturity date on May 14, 2023 and July 8, 2023, respectively. As of September 30, 2021, the Company borrowed total of RMB 5 million long-term loans out of this line of credit. According to the loan repayment terms, the Company repaid RMB 0.2 million (equivalent to $30,969) to Huaxia Bank before September 30, 2021 and is required to repay additional RMB 0.6 million (equivalent to US$92,908) before June 21, 2022, with the remaining balance of RMB 4.2 million (equivalent to $0.65 million) to be repaid upon maturity. Accordingly, as of September 30, 2021, US$92,908 was reclassified as current portion of long-term loans.

(10) On December 10, 2020, the Company’s VIE, Xi’an App-Chem, obtained an approval of line of credit from Qishang Bank Co., Ltd. (“Qishang Bank”) for a maximum of RMB 13 million (approximately $2.0 million) loans as working capital. On December 15, 2020, the Company borrowed RMB 3.0 million (approximately $0.5 million) as working capital for three years, with maturity date on December 13, 2023 and interest rate of 6.65% per annum. The Company pledged certain free patent owned by the Company as collateral to safeguard this loan. In addition, the Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu, also pledged their personal residence properties as collateral to safeguard this loan. The Company repaid RMB 0.5 million (equivalent to US$77,423) before September 30, 2021 and the outstanding loan balance as of September 30, 2021 was RMB 2.5 million (equivalent to US$387,117). According to the payment term, the Company is required to repay RMB 0.5 million (equivalent to US$77,423) on December 21, 2021 and June 22, 2021, respectively, with the remaining balance of RMB 1.5 million (equivalent to US$232,271) to be repaid upon maturity. Accordingly, as of September 30, 2021, RMB 1.0 million (equivalent to US$154,847) was reclassified as current portion of long-term loans. As of the date of this filing, the Company had the availability to borrow additional approximately $1.5 million (RMB 10.0 million) from Qishang Bank before December 9, 2023.

(11) On June 20, 2021, Xi’an App-Chem’s subsidiary, Tianjin YHX, entered into a loan agreement with Shenzhen Qianhai WeBank Co., Ltd, to borrow RMB 620,000 (equivalent to US$96,005) as working capital for 24 months, with maturity date on June 20, 2023 and interest rate of 14.4% per annum.

For the above-mentioned short-term and long-term loans from PRC banks and financial institutions, interest expense amounted to $417,266, $329,102 and $333,190 for the years ended September 30, 2021, 2020 and 2019, respectively.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10— DEBT (continued)

In addition to the above mentioned short-term and long-term loans, on December 6, 2021, the Company’s VIE, Xi’an App-Chem, obtained an approval of line of credit from Shanghai Pudong Development Bank (“SPD Bank”) for a maximum of RMB 15 million (approximately $2.3 million) loans as working capital for one year. On January 10, 2022, the Company borrowed RMB 10 million (equivalent to US$1.5 million) short-term loan out of this line of credit as working capital for one year, with interest rate of 5.0% per annum and maturity date on January 9, 2023. A third-party Xi’an Financial Guarantee Co., Ltd. provided guarantee to this loan. In addition, the Company pledged its 100% ownership interest in App-Chem Health and certain free patent owned by the Company as collateral to guarantee this loan. As of the date of this filing, the Company had the availability to borrow additional approximately RMB 5 million (equivalent to US$0.8 million) from SPD Bank before December 5, 2022 (see Note 20).

As of the date of this filing, the Company had the availability to borrow an aggregate of approximately $5.9 million (RMB 38 million) line of credit from the following financial institutions before December 2023:

Name of financial institution:	Amount
Huaxia Bank	$1,548,467
Qishang Bank	1,548,467
Bohai Bank	2,013,007
SPD Bank	774,234
Total	$5,884,175

(c) Third party loans

	September 30, 2021	September 30, 2020
Wei Wang	$-	$440,962
Shaanxi Keyi Technology Co. Ltd.	-	73,494
Biyun Xue	-	9,775
Xi ‘an Kaimei Medical Technology Co., Ltd.	-	166,096
Total third-party loans	$-	$690,327

During the Company’s normal course of business, the Company also borrows funds from several third-party individuals or third-party companies as working capital. These borrowings are short-term, interest free and payable on demand. Loans payable to third-parties amounted to $690,327 as of September 30, 2020 and were fully repaid in December 2020. Therefore, there was no third-party loans payable as of September 30, 2021.

NOTE 11 — RELATED PARTY TRANSACTIONS

(a)	Due to related parties

	Related party relationship	September 30, 2021	September 30, 2020
Shaanxi Meishengyuang Bio-Technoloy Co., Ltd	5.5% shareholder of Xi’an App-chem	$-	$738,864
Wenhu Guo	Senior Management of the Company	3,376	368,145
Yongwei Hu	Chief Executive Officer and Controlling shareholder of the Company	-	1,208,337
Jing Liu	Wife of the controlling shareholder	35,615	4,410
Sheying Wang	Senior Management of the Company	3,407	3,234
Yuantao Wang	49% shareholder of Tianjin YHX	202,706	-
Total due to related parties		$245,104	$2,322,990

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — RELATED PARTY TRANSACTIONS (continued)

As of September 30, 2021 and 2020, the balance of due to related parties was comprised of the Company’s borrowings from related parties and was used for working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand.

(b) Loan guarantee provided by related parties

In connection with the Company’s short-term and long-term loans borrowed from PRC banks and other financial institutions, the Company’s controlling shareholder, Mr. Yongwei Hu pledged his proportionate ownership interest in Xi’an App-chem, and his personal bank savings as collateral to safeguard the Company’s borrowings from the banks and financial institutions. Mr. Yongwei Hu and his wife Ms. Jing Liu also jointly pledged their personal residence property to guarantee the Company’s certain loans (see Note 10).

NOTE 12 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, Bon Natural Life Limited (“Bon Natural Life”) is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

Tea Essence Limited (“Tea Essence”) is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Tea Essence did not generate any assessable profits derived from Hong Kong sources in the years ended September 30, 2021, 2020 and 2019, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Under PRC CIT Law, domestic enterprises and Foreign Investment Enterprises (“FIEs”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis by local government as preferential tax treatment to High and New Technology Enterprises (“HNTEs”).

Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. The Company’s VIE, Xi’an App-Chem was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning October 18, 2017, which is valid for three years. In December 2020, Xi’an App-Chem successfully renewed its HNTE Certificate with local government and will continue to enjoy the reduced income tax rate of 15% for another three years by December 1, 2023.

CIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for the years ended September 30, 2021, 2020 and 2019 were reported at a blended reduced rate as a result of Xi’an App-chem being approved as a HNTE and enjoying a 15% reduced income tax rate, but subsidiaries of Xi’an App-chem are subject to a 25% income tax rate. The impact of the tax holidays noted above decreased foreign taxes by $514,327, $372,517 and $314,080 for the years ended September 30, 2021, 2020 and 2019, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.08, $0.07 and $0.06 for the years ended September 30, 2021, 2020 and 2019, respectively.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — TAXES (continued)

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended September 30, 2021, 2020 and 2019:

	For the Years Ended September 30,
	2021	2020	2019
PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of income tax holiday	(9.5)%	(10.0)%	(10.0)%
Permanent difference	0.5%	0.0%	0.1%
Research and development deduction	(3.4)%	(0.4)%	(1.9)%
Change in valuation allowance	2.5%	0.6%	1.1%
Effective tax rate	15.1%	15.2%	14.3%

The components of the income tax provision (benefit) are as follows:

	For the Years Ended September 30,
	2021	2020	2019
Current tax provision:
Cayman Islands	$-	$-	$-
Hong Kong	-	-	-
China	791,822	564,013	432,343
Sub-total	791,822	564,013	432,343
Deferred tax provision (benefit):
Cayman Islands	-		-
Hong Kong	-		-
China	29,109	(7,751)	(5,149)
Sub-total	29,109	(7,751)	(5,149)
Income tax provision	$820,931	$556,262	$427,194

Deferred tax assets

The Company’s deferred tax assets are comprised of the following:

	September 30, 2021	September 30, 2020
Deferred tax assets derived from allowance for doubtful accounts and net operating losses (“NOL”)	$237,696	$370,184
Less: valuation allowance	(215,354)	(321,125)
Deferred tax assets	$22,342	$49,059

The Company follows ASC 740, “Income Taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — TAXES (continued)

A valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. The Company has subsidiaries and VIE in the PRC, among which 7 entities, including Xi’an CMIT, App-Chem Ag-tech, App-Chem Guangzhou, Tongchuan DT, Xi’an DT, Tianjin YHX and Gansu BMK, reported recurring operating losses since their inception and the chances for these subsidiaries and VIE that suffered recurring losses in prior period to become profitable in the foreseeable near future and to utilize their net operating loss carry forwards were remote. Accordingly, the Company provided valuation allowance of $215,354, $321,125 and $318,572 for the deferred tax assets of these subsidiaries and VIE for the years ended September 30, 2021, 2020 and 2019, respectively.

As of September 30,2021, all of the Company’s tax returns of its PRC subsidiaries, its VIE and VIE’s subsidiaries remain open for statutory examination by PRC tax authorities.

(b) Taxes payable

Taxes payable consist of the following:

	September 30, 2021	September 30, 2020
Income tax payable	$1,691,007	$850,834
Value added tax payable	3,262,532	3,463,146
Other taxes	98,479	88,645
Total taxes payable	$5,052,018	$4,402,625

As of September 30, 2021 and 2020, Company had accrued tax liabilities of approximately $5.1 million and $4.4 million, respectively, mostly related to the unpaid value added tax and income tax in China. According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, since all of the taxes are collected by local tax authorities, the local tax authority to the Company is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy.

The Company initially expected to settle the unpaid income tax liabilities in May 2021 when the 2020 annual income tax return is to be filed with local tax authority, and settle the unpaid VAT tax liabilities before September 30, 2021. In May 2021, the Company negotiated with local tax authorities and submitted a settlement extension application in accordance with the notices issued by local government to encourage enterprises to conduct public offerings. For the unpaid income tax and VAT tax liabilities, the Company obtained an approval from local tax authority to extend the tax liability settlement date from May 2021 to December 31, 2021. In December 2021, due to recent COVID-19 resurgence which caused strict city lockdown in Xi’an where the Company is headquartered, the Company re-negotiated with local tax authorities and submitted a settlement extension application in accordance with the notices issued by the State Administration of Taxation to encourage micro, small and medium-sized enterprises in manufacturing industry. For the unpaid income tax and VAT tax liabilities, the Company obtained an approval from local tax authority to further extend the tax liability settlement date from December 31, 2021 to June 30, 2022 without interest and penalty during this extended time period. To the extent the Company is unable to settle its tax liabilities as scheduled, or interest and penalties on unpaid tax liabilities assessed by tax authorities greatly exceed management’s estimates, the Company’s financial condition and operating results may be negatively impacted.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — CAPITAL LEASE LIABILITIES

On December 25, 2020, the Company’s VIE, Xi’an App-Chem (the “Lessee”) entered into a sale and leaseback agreement with Taizhongyin Finance Lease (Suzhou) Ltd. (“the Lessor”) and sold part of its plant machines with carrying value of RMB 2 million (approximately $0.3 million) to the lessor and then leases them back from the lessor within two years. Pursuant to the terms of the contract, the Company is required to pay to the lessor monthly lease payment and interest, and is entitled to obtain the ownership of these machinery and equipment at a nominal price upon the expiration of the lease. Management accounted for the amount received as a finance lease liability. During the lease term, each minimum lease payment is allocated between a reduction of the obligation and interest expense to produce a constant periodic rate of interest on the remaining balance of the obligation. Total accumulated interest on the leased equipment is $15,707 as of September 30, 2021.

The maturities of the Company’s finance lease liabilities are as follows:

US$
Year Ending September 30,
2022	$176,525
2023	29,421
Total	$205,946

NOTE 14 - OPERATING LEASE

The Company entered into following lease agreements to lease its factory in Dali County, Shaanxi Province of China and its office spaces in Xi’an City, Shaanxi Province of China. The Company intend to continue these leases for the next three years.

On January 1, 2020, the Company entered into a five-years lease agreement with an individual to rent a factory space of 19,333 square meters at Dali County, PRC. The rental payment related to the lease were $23,043 and $16,056 for the years ended September 30, 2021 and 2020, respectively.

On June 30, 2020, the Company entered into a one-year lease agreement with Pioneering Park of Xi’an High-tech Zone to rent an office space of 807 square meters at Xi’an City, PRC. On June 3, 2021, the Company renewed the lease agreement with three years term from July 1, 2021 to June 30, 2024. The rental payment related to these leases were $42,494 and $9,870 for years ended September 30, 2021 and 2020, respectively.

Balance sheet information related to the operating lease is as follows:

September 30, 2021
Operating lease assets:
Operating lease right of use assets	$201,007
Total operating lease assets	201,007

Operating lease obligations:
Current operating lease liabilities	62,871
Non-current operating lease liabilities	146,703
Total operating lease obligations	$209,574

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - OPERATING LEASE (continued)

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

September 30, 2021
Weighted-average remaining lease term	2.9 years

Weighted-average discount rate	4.75%

The following table summarizes the maturity of operating lease liabilities as of September 30, 2021:

Year ending September 30,	US$
2022	$71,414
2023	78,553
2024	69,629
2025	5,806
Total lease payments	225,402
Less: imputed interest	(15,828)
Total lease liabilities	$209,574

NOTE 15— SHAREHOLDERS’ EQUITY

Ordinary Shares

Bon Natural Life Limited (“Bon Natural Life”, or the “Company”) was incorporated under the laws of Cayman Islands on December 11, 2019. The authorized number of ordinary shares was 50,000,000 shares with par value of US$0.0001 and 15,500,000 shares were issued.

On June 17, 2020, the Company’s shareholders approved a reverse split of the outstanding ordinary shares at a ratio of 1-for-3 shares (the “Reverse Split”), which led to a redemption of 10,333,333 shares out of the 15,500,000 ordinary shares previously issued to existing shareholders. The Reverse Split did not change the authorized number of ordinary shares and only changed the issued and outstanding ordinary shares. The Reverse Split took effective on June 24, 2020. As a result of this reverse split, there were 5,166,667 shares issued and outstanding. The issuance of these 5,166,667 shares is considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented.

On June 23, 2020, the Company entered into consulting service agreements with three third-party consultants (collectively the “Consultants”), pursuant to which, the Consultants will provide public listing related consulting services to the Company in connection with the Company’s intended IPO effort. Such consulting services include but not limit to market research and feasibility study, business plan drafting, reorganization, pre-listing education and tutoring, reorganization, legal and audit firm recommendation and coordination, investor referral and pre-listing equity financing source identification and recommendations, and independent directors and audit committee candidate’s recommendation, etc. The Company issued 633,333 of its ordinary shares to the Consultants in lieu of cash payment for such services. The 633,333 shares are valued at $633,333. Such service fee is amortized over the service period from June 23, 2020 to June 22, 2021.

For the year ended September 30, 2021 and 2020, 422,221 and 211,112 ordinary shares have been vested and recognized as share-based compensation expense based on services rendered, respectively. As of September 30, 2021, share-based compensation to consultants related to services associated with the Company’s IPO has been fully amortized as the Company closed its IPO in June 2021.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15— SHAREHOLDERS’ EQUITY (continued)

On June 28, 2021, the Company closed its initial public offering (“IPO”) of 2,200,000 ordinary shares, par value US$0.0001 per share at a public offering price of $5.00 per share, and the Company’s ordinary shares started to trade on the Nasdaq Capital Market under the ticker symbol “BON” since June 24, 2021. On July 2, 2021, the underwriters exercised its over-allotment option to purchase an additional 330,000 shares, par value US$0.0001 per share at the price of $5.00 per share.

As of September 30, 2021 and 2020, the Company had 8,330,000 and 5,800,000 shares of ordinary shares issued and outstanding, respectively.

Underwriter warrants

In connection with the Company’s IPO, the Company also agreed to issue to the underwriters and to register herein warrants to purchase up to a total of 101,200 ordinary shares of the Company (equal to 4% of the total number of Ordinary Shares sold in the IPO) (the “Underwriter Warrants”).

These warrants have warrant term of five years, with an exercise price of $5.00 per share (equal to 100% of the Company’s IPO offering price of $5.00 per share). The Underwriter Warrants may be purchased in cash or via cashless exercise, will be exercisable for five (5) years, and will terminate on the fifth anniversary of the date thereafter.

The warrants are exercisable at any time, and from time to time, in whole or in part, commencing 180 days from the closing of the IPO. Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own stock. As of September 30, 2021, 101,200 underwriter warrants were issued and outstanding and none of the warrants has been exercised.

A summary of warrants activity for the years ended September 30, 2021 and 2020 was as follows:

	Number of warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Fair Value
Outstanding, September 30, 2020	-	-	-	-
Granted	101,200	$5.00	-	$-
Forfeited	-	-	-	-
Exercised	-	-	-	-
Outstanding, September 30, 2021	101,200	$5.00	4.75	$-
Exercisable, September 30, 2021	101,200	$5.00	4.75	$-

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Non-controlling interest

The Company’s VIE, Xi’an App-chem, owns majority of the equity interest in the following two entities: Xi’an Dietary Therapy Medical Technology Co., Ltd (“Xi’an DT”) and Tianjin Yonghexiang Bio(Tech) Co., Ltd. (“Tianjin YHX”) Non-controlling interests represent minority shareholders’ 25% ownership interests in Xi’an DT and 49% ownership interest in Tianjin YHX. The following table reconciles the non-controlling interest as of September 30, 2021 and 2020:

	Xi’an DT	Tianjin YHX	Total
As of September 30, 2020	$492,753	$13,979	$506,732
Net income attributable to non-controlling interest	(10,370)	29,020	18,650
Foreign currency translation adjustment	654	1,829	2,482
As of September 30, 2021	$483,037	$44,828	$527,865

Statutory reserve and restricted net assets

Relevant PRC laws and regulations restrict the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company without the consent of a third party.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S GAAP differ from those in the statutory financial statements of the WFOE and VIE. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

In light of the foregoing restrictions, the Company’s WFOE Xi’an CMIT, VIE and VIE’s subsidiaries are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict the WFOE, VIE and VIE’s subsidiaries from transferring funds to the Company in the form of dividends, loans and advances.

As of September 30, 2021 and 2020, the restricted amounts as determined pursuant to PRC statutory laws totaled $1,050,721 and $579,922, and total restricted net assets amounted to $16,591,987 and $5,831,707, respectively.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - SHARE-BASED COMPENSATION

On June 23, 2020, the Company entered into consulting service agreements with three third-party consultants (collectively the “Consultants”), pursuant to which, the Consultants will provide public listing related consulting services to the Company in connection with the Company’s intended IPO effort. The Company issued 633,333 of its ordinary shares to the Consultants in lieu of cash payment for such services. The 633,333 shares are valued at $633,333. Such service fee will be amortized over the service period from June 23, 2020 to June 22, 2021.

The Company applied ASC 718 and related interpretations in accounting for measuring the cost of share-based compensation over the period during which the consultants are required to provide services in exchange for the issued shares. For the year ended September 30, 2021 and 2020, $422,221 and $211,112 share-based compensation expenses were recognized and capitalized as part of the deferred initial public offering costs, respectively, then charged to shareholders’ equity upon the completion of the IPO, as the consultants’ services directly related to the Company’s intended IPO.

Pursuant to the Director Service Agreements with the Company’s independent directors and following the completion of the Company’s IPO, on June 23, 2021, the Company granted stock options to three independent directors to purchase an aggregate of 36,000 shares of the Company’s ordinary shares, par value of $0.0001 per share, at exercise price of $0.01 per share, as part of the compensation to these independent directors. The stock options granted shall vest in equal monthly installments for 12 months, commencing on July 1, 2021 until June 30, 2022. Share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses using the straight-line method over the service period. The aggregate fair value of the options granted to independent directors was $179,640. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying ordinary shares of $5.0 per share; risk free rate of 4.35%; expected term of 1 year; exercise price of the options of $0.01; volatility of 71.1%; and expected future dividends of $Nil.

For the year ended September 30, 2021, 2020 and 2019, $44,910, Nil and Nil stock option expenses were recognized and charged to General and Administrative Expenses, respectively.

The following table summarizes the Company’s stock option activities:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Fair Value
Outstanding, September 30, 2020	-	-	-	-
Granted	36,000	$0.01	-	$179,640
Forfeited	-	-	-	-
Exercised	-	-	-	-
Outstanding, September 30, 2021	36,000	$0.01	0.75	$179,640
Exercisable, September 30, 2021	9,000	$0.01	0.75	$44,910

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - CONCENTRATION

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance. For the years ended September, 2021, 2020 and 2019, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries located in the PRC.

As of September 30, 2021 and 2020, $1,903,453 and $49,668 of the Company’s cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. As of September 30, 2021 and 2020, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries and VIEs located in the PRC.

The Company sells its products primarily through direct distributors in the People’s Republic of China (the “PRC”) and to some extent, the overseas customers in European countries, North America and Middle East. For the years ended September, 2021, two customers accounted for 35.5% and 26.1% of the Company’s total revenue, respectively. For the year ended September 30, 2020, three customers accounted for 29.0%, 27.2% and 14.1% of the Company’s total revenue, respectively. For the year ended September 30, 2019, three customers accounted for 17.2%, 12.1% and 10.2% of the Company’s total revenue, respectively.

As of September, 2021, two customers accounted for approximately 61.0% and 33.1% of the total accounts receivable balance, respectively. As of September 30, 2020, three customers accounted for approximately 43.7%, 25.8% and 10.4% of the total accounts receivable balance, respectively.

For the years ended September 30, 2021, two suppliers accounted for approximately 30.1% and 13.4% of the total purchases, respectively. For the year ended September 30, 2020, two suppliers accounted for approximately 28.9% and 28.8% of the total purchases, respectively. For the year ended September 30, 2019, three suppliers accounted for approximately 24.1%, 14.8% and 10.1% of the total purchases, respectively.

NOTE 18 - COMMITMENTS AND CONTINGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the years ended September, 2021 and 2020, the Company did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

The Company has an ongoing CIP project associated with the construction of a new manufacturing facility. As of September 30, 2021, future minimum capital expenditures on the Company’s CIP project amounted to approximately $5.1 million, among which approximately $2.3 million is required for the next 12 months from the date of this report (see Note 8).

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19— SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The Company’s conducts its business in China through its wholly-owned subsidiaries and entities controlled through contractual arrangements. The Company’s VIE, Xi’an App-chem, is primarily engaged in the general administration and sales of the Company’s products. The VIE’s subsidiaries are engaged in the manufacturing, research and development and raw material purchase (see Note 1).

The Company develops, manufactures and sells products to customers located in both Chinese and international markets. The Company’s products have similar economic characteristics with respect to raw materials, vendors, marketing and promotions, customers and methods of distribution. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company, rather than by product types or geographic area; hence the Company has only one reporting segment.

Revenue by region

	For Years ended September 30,
	2021	2020	2019
PRC	$23,704,259	$15,461,801	$11,192,324
Overseas	1,790,305	2,758,158	5,203,694
Total revenue	$25,494,564	$18,219,959	$16,396,018

Revenue by product categories

The summary of our total revenues by product categories for the years ended September 30, 2021, 2020 and 2019 was as follows:

	For Years ended September 30,
	2021	2020	2019
Fragrance compounds	$12,744,029	$7,879,300	$6,738,274
Health supplements (solid drinks)	6,655,982	3,887,096	4,342,490
Bioactive food ingredients	6,094,553	6,453,563	5,315,254
Total revenue	$25,494,564	$18,219,959	$16,396,018

NOTE 20 - SUBSEQUENT EVENTS

(1). Bank Loans

From October 2021 to January 2022, the Company repaid total of $41,381 (RMB 267,238) short-term loans to PRC banks upon maturity (see Note 10).

On December 6, 2021, the Company’s VIE, Xi’an App-Chem, obtained an approval of line of credit from Shanghai Pudong Development Bank for a maximum of RMB 15 million (approximately $2.3 million) loans as working capital for one year. On January 10, 2022, the Company borrowed RMB 10 million (equivalent to US$1.5 million) short-term loan out of this line of credit as working capital for one year, with interest rate of 5.0% per annum and maturity date on January 9, 2023. A third-party Xian Financial Guarantee Co., Ltd. provided guarantee to this loan. In addition, the Company pledged its 100% ownership interest in App-Chem Health and certain free patent owned by the Company as collateral to guarantee this loan. As of the date of this filing, the Company had the availability to borrow additional approximately RMB 5 million (equivalent to US$0.8 million) from SPD Bank before December 5, 2022 (see Note 10).

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 - SUBSEQUENT EVENTS (continued)

(2). Terminating the VIE agreements for corporate restructuring

Due to PRC legal restrictions on foreign ownership in companies that engage in online sales China, we originally carried out our business through Xi’an App-Chem, a domestic PRC company holding a value-added telecommunications license, through a variable interest entity structure, because foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. However, our online sales have historically generated minimal revenues. On September 28, 2021, our Board of Directors approved a restructuring of our corporate structure to terminate the original VIE contractual agreements, to convert Xi’an App-Chem from a PRC domestic company into a Sino-foreign joint venture, and to transfer 100% of the ownership interests in Xi’an App-Chem from its original shareholders to Xi’an CMIT and Xi’an Youpincui. On October 21, 2021, Xi’an Ap-Chem’s original shareholders signed the share transfer agreement to transfer their 100% ownership interest in Xi-an App-Chem to Xi’an CMIT and Xi’an Youpincui. On October 22, 2021, Xi-an App-Chem completed its business license registration with PRC government and became a Sino-foreign joint venture.

Effective November 1, 2021, we completed the reorganization of our corporate structure in the PRC and are the indirect sole shareholder of Xi’an App-Chem. Xi’an App-Chem is wholly-owned by two WOFEs Xi’an CMIT and Xi’an Youpincui. Each of the WOFEs are in turn wholly-owned by Tea Essence, our direct wholly-owned subsidiary in Hong Kong. Xi’an App-Chem’s financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have control over that entity by way of 100% share ownership through Tea Essence, and in turn, Xi’an CMIT and Xi’an Youpincui. The termination of the VIE agreements as described above does not adversely affect our business, financial condition, and results of operations because we, together with our wholly owned subsidiaries, are effectively controlled by the same shareholders before and after the restructuring. The restructuring is therefore considered to be a recapitalization of entities under common control. Following the corporate restructuring, the value-added telecommunication license held by Xi’an App-Chem has been revoked and we’re investigating other feasible ways to explore online sales business.

(3) Exercise of the warrants

As disclosed in Note 15, in connection with the Company’s IPO, the Company agreed to issue to the underwriters with warrants to purchase up to a total of 101,200 ordinary shares of the Company, with warrant terms of five years and with an exercise price of $5.00 per share. On October 1, 2021, the underwriters elected to exercise 20,381 shares of warrants with cashless exercise. The Company did not receive any proceeds from this transaction.

NOTE 21— CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X require the condensed financial information of the parent company to be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries and VIEs exceeded 25% of the consolidated net assets of the Company, therefore, the financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries and VIEs shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries and VIEs in the form of loans, advances or cash dividends without the consent of a third party.

The financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIEs. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and the respective profit or loss as “Equity in earnings of subsidiaries and VIEs” on the condensed statements of comprehensive income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of September 30, 2021 and 2020, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

PARENT COMPANY BALANCE SHEETS

	September 30, 2021	September 30, 2020
ASSETS
Current assets
Cash	$245,081	$-
Acquisition deposit	1,000,000	-
Due from subsidiaries and VIEs	10,000,000	-
Prepaid expenses and other current assets	2,600	-
Total current assets	11,247,681	-

Non-current assets
Investment in subsidiaries and VIEs	14,759,203	10,516,277

Total assets	$26,006,884	$10,516,277

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$-	$-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 8,330,000 and 5,800,000 shares issued and outstanding as of September 30, 2021 and 2020, respectively	$833	$580
Additional paid-in capital	15,540,433	5,251,205
Retained earnings	10,243,397	5,652,594
Accumulated other comprehensive income (loss)	222,221	(388,102)
Total Bon Natural Life Limited shareholders’ equity	26,006,884	10,516,277

Total liabilities and Bon Natural Life Limited shareholders’ equity	$26,006,884	$10,516,277

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended September 30,
	2021	2020	2019
General and administrative expenses	$(68,722)	$-	$-
Interest income	13	-	-
Equity in earnings of subsidiaries and VIEs	4,659,512	3,026,673	2,573,803

NET INCOME	4,590,803	3,026,673	2,573,803
Foreign currency translation adjustment	610,323	440,141	(281,897)
COMPREHENSIVE INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$5,201,126	$3,466,814	$2,291,906

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,590,803	$3,026,673	$2,573,803
Adjustments to reconcile net cash flows from operating activities:		-
Equity in earnings of subsidiaries and VIEs	(4,659,512)	(3,026,673)	(2,573,803)
Stock-based compensation	44,910	-	-
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(2,600)	-	-
Net cash used in operating activities	(26,399)	-	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment of acquisition deposit	(1,000,000)	-	-
Net cash used in investing activities	(1,000,000)	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Issuance of Ordinary Shares	11,271,480	-	-
Cash lent to subsidiaries and VIE	(10,000,000)	-	-
Net cash provided by (used in) financing activities	1,271,480	-	-

CHANGES IN CASH AND RESTRICTED CASH	245,081	-	-

CASH AND RESTRICTED CASH, beginning of period	-	-	-

CASH AND RESTRICTED CASH, end of period	$245,081	$-	$-

