Form 20-F
period 2022-09-30
Bon Natural Life Ltd
filed 2023-02-10
CIK 1816815

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2022

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (September 30, 2022): 8,396,226

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Year Ended September 30, 2022

i

ii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“Bon Natural Life,” “the Company,” “we,” “us,” “our company” or “our” are to Bon Natural Life Limited a Cayman Islands corporation, its subsidiaries and its consolidated affiliated entities.

●	“China” or the “PRC” are to the People’s Republic of China, including Hong Kong and Macau, and excluding, for the purposes of this report only, Taiwan.

●	“Operating subsidiaries” or “PRC subsidiaries” are to Xi’an App-Chem Bio(Tech) Co., Ltd., a PRC company, and its subsidiary entities incorporated in the PRC.

●	“Ordinary shares” or “Shares” are to our ordinary shares, par value $0.0001 per share;

●	“RMB,” “Renminbi” “Yuan,” or “¥” are to the legal currency of the People’s Republic of China;

●	“Tea Essence” are to Tea Essence Limited, our direct wholly owned subsidiary incorporated in Hong Kong.

●	“US$,” “U.S. dollars,” “$,” or “dollars” are to the legal currency of the United States;

●	“WFOEs” is to Xi’an Cell and Molecule Information Technology Limited and Xi’an Youpincui Biotechnology Co., Ltd.

●	“Xi’an App-Chem” are to Xi’an App-Chem Bio(Tech) Co., Ltd., an entity incorporated in the PRC or, depending on the context, Xi’an App-Chem Bio(Tech) Co., Ltd. and its subsidiaries

●	“Xi’an CMIT” are to Xi’an Cell and Molecule Information Technology Limited, one of our Wholly Foreign-Owned Enterprises incorporated in the PRC

●	“Xi’an Youpincui” are to Xi’an Youpincui Biotechnology Co., Ltd., another of our Wholly Foreign-Owned Enterprises incorporated in the PRC

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

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statements of income and comprehensive income data for the fiscal years ended September 30, 2022 and 2021, and the selected consolidated statements of financial position data as of September 30, 2022 and 2021 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1.

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

Balance Sheet Data (Presented in $USD)

	As of September 30,
	2022	2021
Current assets	$14,716,787	$16,549,752
Total assets	$37,256,849	$36,412,799
Current liabilities	$6,647,338	$7,528,862
Total liabilities	$7,164,353	$9,878,050
Total equity	$30,092,496	$26,534,749
Total liabilities and equity	$37,256,849	$36,412,799

Statements of Operations Data (Presented in $USD)

	For the years ended September 30,
	2022	2021	2020
Revenues	$29,908,561	$25,494,564	$18,219,959
Gross profit	$9,423,565	$7,111,927	$5,202,313
Operating expenses	$2,883,347	$1,711,306	$1,734,148
Income from operations	$6,540,218	$5,400,621	$3,468,165
Other income	$969,231	$29,763	$186,414
Provision for income taxes	$1,267,025	$820,931	$556,262
Net income	$6,242,424	$4,609,453	$3,098,317
Net income attributable to Bon Natural Life Limited	$6,237,488	$4,590,803	$3,026,673
Earnings per share, basic	$0.75	$0.69	$0.58
Earnings per share, diluted	$0.74	$0.68	$0.58
Weighted average ordinary shares outstanding- basic	8,360,774	6,615,833	5,210,649
Weighted average ordinary shares outstanding- diluted	8,396,064	6,706,235	5,210,649

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In December 2019, a novel strain of COVID-19 was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. To reduce the spread of the COVID-19, the Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures. Due to difficulties resulting from the COVID-19 outbreak, including, but not limited to, the temporary closure of the Company’s factory and operations beginning in early February, limited support from the Company’s employees, delayed access to raw material supplies and inability to deliver products to customers on a timely basis, the Company’s business was negatively impacted and generated lower revenue and net income during the period from February to April 2020. The Company resumed operations on March 2, 2020 and received and fulfilled an increasing number of customer orders in the second half of fiscal year 2020, especially for bioactive food ingredients, including Stachyose due to local government recommendation and increasing consumer demand. Our revenues were $25,494,564 in fiscal year 2021, an increase of $7,274,605, or approximately 39.9% as compared to $18,219,959 in fiscal year 2020. Our net income increased by 48.8%, from $3,098,317 in fiscal year 2020 to $4,609,453 in fiscal year 2021 because we fulfilled increased sales orders in fiscal year 2021 when COVID-19 was relatively under control in China. Our revenues were $29,908,561 in fiscal year 2022, an increase of $4,413,997, or approximately 17.3% as compared to $25,494,564 in fiscal year 2021 due to strong customer demand. Our net income increased from $4,609,453 in fiscal year 2021 to $6,242,424 in fiscal year 2022. As of the date of this annual report, although the negative impact of the COVID-19 coronavirus outbreak on our business seems to be temporary in China, there is still uncertainty both in China and globally and potential disruption to business and the economy. A resurgence could negatively affect the execution of customer contracts, the collection of customer payments, or disruption of the Company’s supply chain. The continued uncertainties associated with COVID 19 may cause the Company’s revenue and cash flows to underperform in the next 12 months from the date of issuance of our 2022 consolidated financial statements. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the date of this report.

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

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. PRC has recently proposed new rules that would require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that would significantly tighten oversight over China-based internet giants. On July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. Later on December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and became effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. On November 14, 2021, the CAC published the Network Internet Data Protection Draft Regulations (draft for comments), which reiterates that data handlers that process the personal information of more than one million users listing in a foreign country should apply for a cybersecurity review.

Our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry and we do not believe we are among the “operator of critical information infrastructure”, “data processor”, “online platform operators” or “data handler” as mentioned above. However, since the Measures for Cybersecurity Review (2021 version) was newly adopted and the Network Internet Data Protection Draft Regulations (draft for comments) is in the process of being formulated, it is unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities. Thus we could not assure you that we will not be deemed as the “operator of critical information infrastructure”, “data processor”, “online platform operators” or “data handler” as mentioned above. We believe that, as of the date of this prospectus, the Company and its subsidiaries, (1) are not required to obtain permissions or approvals from any PRC authorities to operate or issue our Ordinary Shares to foreign investors; and (2) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve of our operations. As of the date of this prospectus, we and our PRC subsidiaries have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, and have not received any requirements to obtain permissions from any PRC authorities to issue our ordinary shares to foreign investors or were denied such permissions by any PRC authorities. Uncertainties still exist due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CRSC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

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

However, as of the date of this prospectus, the Draft Rules Regarding Overseas Listing have not yet gone into effect, it is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals or to fulfill any record-filing requirements. The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. If we do not receive any required approvals or record-filing or if we incorrectly conclude that approvals or record-filing are not required or if the CSRC or other regulatory agencies promulgate new rules, explanations or interpretations requiring that we obtain their prior approvals or ex-post record-filing for this offering and any follow-on offering, we may be unable to obtain such approvals and record-filing which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

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

As of the date of this prospectus, we and our PRC subsidiaries have not been involved in any investigations on cybersecurity review initiated by the Cyber Administration of China or related governmental regulatory authorities, and have not received any requirements to obtain permissions from any PRC authorities to issue our Ordinary Shares to foreign investors or were denied such permissions by any PRC authorities. However, given the current PRC regulatory environment, it is uncertain when and whether we or our PRC subsidiaries, will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings, including this offering As of the date of this prospectus, except for the potential uncertainties disclosed above, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If it is determined in the future that the approval of the CSRC, the CAC or any other regulatory authority is required for this offering, the offering will be delayed until we have obtained the relevant approvals. There is also the possibility that we may not be able to obtain or maintain such approval or that we inadvertently concluded that such approval was not required. If the approval was required while we inadvertently concluded that such approval was not required or if applicable laws and regulations or the interpretation of such were modified to require us to obtain the CSRC approval in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our ordinary shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

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

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including for services of any debt we may incur. Our subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiary to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary and its subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. These reserves are not distributable as cash dividends. A company may discontinue the contribution when the aggregate sum of the statutory surplus reserve is more than 50% of its registered capital. The statutory common reserve fund of a company shall be used to cover the losses of the company, expand the business and production of the company or be converted into additional capital. Subject to above-referenced limitations and at the discretion of board of directors, the accumulated profits after appropriation of statutory surplus reserve available for dividends were $14,695,422 and $9,192,676 as of September 30, 2022 and 2021, respectively. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to its shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business. As of September 30, 2022, the statutory surplus reserves of our PRC subsidiary and its subsidiaries, as percentage of their respective registered capitals, ranged from 2% to 41% and averaged 25% in the aggregate.

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

Although the audit reports included in this report was issued by U.S. auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our ordinary shares may be delisted or prohibited from trading.

The audit report included in this annual report for the year ended September 30, 2022 was issued by YCM CPA, Inc. (‘YCM”), which is a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing YCM in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. If we were to engage a different auditor in the future, we would engage an auditor that is U.S.-based and subject to full PCAOB inspection with all materials related to the audit of our financial statements accessible to the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. In such case, we will engage a new qualified and fully inspected auditor, which may result in us delaying or restating our financial statements.

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”), enacted in December 2020, if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued the Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) China of the China or Hong Kong, because of a position taken by one or more authorities in China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

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

In the normal course of business, our Company may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. PRC taxing authorities may take the position that the Company owes more taxes than it has paid. The Company recorded tax liabilities of $1.2 million as of September 30, 2022, primarily including $576,098 income tax payable and $572,306 in unpaid value added taxes (“VAT” tax). It is possible that the tax liability of the Company for past taxes may be higher than those amounts, if the PRC authorities determine that we are subject to interest and penalties or that we have not paid the correct amount. To the extent our Company is unable to settle its tax liabilities as scheduled, or interest and penalties on unpaid tax liabilities assessed by tax authorities greatly exceed management’s estimates, our financial condition and operating results may be negatively impacted.

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

Our directors and officers collectively own an aggregate of 16.82% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions.

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

Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the years ended September 30, 2022 and 2021, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of September 30, 2022. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified to date relate to a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements.

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

As of the date of this report, we have not fully addressed the above-referenced weaknesses. However, we have made progress in implementing remedial measures, specifically:

●	We have hired two additional mid-level financial staff in late 2020, one of whom has been staffed in financial reporting unit and the other in internal control department. In addition, we have identified three potential candidates with U.S. Certified Public Accountant qualifications and related experience and skills for senior financial roles. We expect to hire at least one candidate prior to March 31, 2022. In the interim, we will continue using an external consultant to assist us in financial reporting.

●	Since September 30, 2020, the management team, including our chief executive officer, Mr. Yongwei Hu, our chief financial officer, Mr. Zhenchao Li, and other management team members of our PRC subsidiary and its subsidiaries in the PRC have held internal meetings, discussions, trainings, and seminars on a monthly basis to review our financial statements and operational performance and to identify areas to improve our internal control procedures.

●	We have appointed directors and established an audit committee;

●	In April 2021, we engaged Grant Thornton (Special General Partnership), Xiamen Branch to assist us in setting-up our financial and system control framework. Grant Thornton has completed the evaluation of the effectiveness of our existing financial and system control and formulated an implementation plan with expanded and enhanced control and procedures. We expect to fully complete the setup of our financial and system control framework by June 30, 2023.

We plan to fully implement the above-referenced measures prior to December 31, 2023.

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

Initial Public Offering

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

Note regarding financial statements in this annual report

The financial statements in this annual report and the accompanying footnotes, with regard to the prior fiscal year ended September 30, 2021, were prepared for a period in which we were operating under a variable interest entity structure and contain various references the former VIE agreements and related matters. We do not believe that the termination of the VIE agreements, which occurred effective November 1, 2021, will have material impact on our operations going forward in terms of any impairment of our total assets, or any adverse effect on our business, financial conditions or results of operations, as no changes in control occurred as a result of the termination of our VIE agreements. Therefore, the Company’s consolidated financial statements include the operation results of the same entities under common control before and after the restructuring.

The following diagram illustrates our corporate structure as of the date of this report:

Bon Natural Life Limited (Cayman)
Offshore
Onshore
100%
Tea Essence Limited (HK)
100%
100%
Xi'an Cell and Molecule Information Technology Co., Ltd. (WFOE)
Xi'an Youpincui Biotechnology Co., Ltd. (WFOE)
71.333%
28.667%
Xi'an App-Chem Bio (Tech) Co., Ltd
100%
100%
100%
100%
Shaanxi App-Chem Health Industry Co., Ltd.
Shaanxi App-Chem Ag-Tech Co., Ltd.
App-Chem Bio (Tech) (Guangzhou) Co., Ltd.
Gansu Baimeikang Bioengineering Co., Ltd.
Yuantao Wang
Shaanxi Tianmei Weiye Health-Tech Co., Ltd.
100%
99%
51%
49%
75%
25%
Xi'an Yanhuang TCM Medical Research and Development Co., Ltd.
Tongchuan Dietary Therapy Health Technology Co., Ltd.
Tianjin Yonghexiang Bio (Tech) Co., Ltd.
Xi'an Dietary Therapy Health Management Co., Ltd.
1%

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

3.	As of the date of this prospectus, net proceeds of approximately $9 million from our initial public offering (“IPO”) and net proceeds of approximately $1 million from the exercise of the over-allotment option were transferred from our company to the PRC subsidiaries in June and July 2021, respectively, as intercompany loans. Please see “Parent Company Statements of Cash Flows” in Note 21 (Condensed Financial Information of the Parent Company) to the audited financial statements included in our Annual Report on Form 20-F filed with the SEC on January 31, 2022. The inter-company transfers are reflected on the line labelled “Cash lent to subsidiaries and VIE,” In the reporting periods presented in this prospectus, no dividends or distributions of a subsidiary have been made to us. For the foreseeable future, we intend to use earnings for research and development, to develop new products and to expand its production capacity. As a result, we do not expect to pay any cash dividends.

4.	Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable as cash dividends. See “Regulations Relating to Dividend Distributions” for more information.

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

Xi’an App-Chem’s Operating Subsidiaries

The table below provides a summary of Xi’an App-Chem’s operating subsidiaries (“Bon Operating Companies”) and their primary business functions as of the date of this annual report:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Bon Natural Life	December 11, 2019	Cayman Islands	Parent, 100%	Investment holding

Tea Essence	January 9, 2020	Hong Kong	100%	Investment holding

Xi’an CMIT	April 9, 2020	Xi.an City, PRC	100%	WFOE, Investment holding

Xi’an Youpincui	September 8, 2021	Xi.an City, PRC	100%	WFOE, Investment holding

PRC Subsidiaries:

Xi’an App- Chem Bio (Tech)	April 23, 2006	Xi’an City, PRC	100% owned by WFOEs	General administration and sales of the Company’s products to customers

Bon Operating Companies (owned by Xi’an App-Chem)

App-Chem Health	April 17, 2006	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Registered owner of land with an area of 12,904.5 square meters, no other business activities
App-Chem Ag-tech	April 19, 2013	Dali County, PRC	100% owned by Xi’an App-Chem	Product manufacturing
Xi’an YH	September 15, 2009	Xi.an City, PRC	100% owned by Xi’an App-Chem	Research and development of product
App-Chem Guangzhou	April 27, 2018	Guangzhou City, PRC	100% owned by Xi’an App-Chem	Raw material purchase
Tongchuan DT	May 22, 2017	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Product manufacturing
Xi’an DT	April 24, 2015	Xi’an City, PRC	75% owned by Xi’an App-Chem	Research and development of product
Tianjin YHX	September 16, 2019	Tianjin City, PRC	51% owned by Xi’an App-Chem	Raw material purchase
Gansu BMK	March 11, 2020	Jiuquan City, PRC	100% owned by Xi’an App-Chem	Product manufacturing

All of our actual business operations are conducted through Xi’an App-Chem and its subsidiaries. Bon Natural Life Limited (the Cayman Islands holding company offering securities through this Prospectus), its immediate Hong Kong subsidiary Tea Essence, and Tea Essence’s subsidiaries Xi’an CMIT and Xi’an Youpincui, function solely as holding companies.

Recent Developments

Close of Private Offering

On January 17, 2023, we closed a private offering of ordinary shares and warrants to purchase ordinary shares. A total of 2,750,000 ordinary shares (the “Shares”) were issued to a total of five (5) investors (the “Investors”) at a subscription price of $0.80 per share, for total subscription proceeds of $2,200,000. In addition, for each share subscribed for by the Investors, we issued one (1) warrant to purchase one (1) ordinary share at an exercise price of $0.88 per share, exercisable for a period of twenty-four (24) months (the “Warrants”). We have agreed to register the Investors’ re-sale of the Shares by way of a prospectus supplement to our currently effective unallocated shelf registration statement on Form F-3, (SEC File No. 333-267116). The offer and sale of the Shares and the Warrants was exempt under Rule 506 of Regulation D under the Securities Act of 1933 (the “Securities Act”). We engaged in no general solicitation or advertising with regard to the offering and the offering was made solely to “Accredited Investors” as defined in Rule 501 of Regulation D under the Securities Act.

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

Acquisition of Land Use Right for Construction of a New Manufacturing Facility

On May 10, 2021, we acquired a land use right of 8.2 acres at cost of $267,000, through a government organized auction bidding in Yumen City, Gansu Province of China. We have the right to use this land for 50 years until to May 9, 2071. We plan to construct a new manufacturing facility on this land. Total budget for construction of this new manufacturing plant (“Yumen Plant”) is around $5.6 million. The construction of Yumen Project was initially expected to be completed by October 2022. Due to resurgence of the COVID-19 pandemic, which resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines and travel bans, the construction work is estimated to be completed in May 2023.

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

COVID-19 Impact

Our business operations have been affected and may continue to be affected by the ongoing COVID-19 pandemic. Although we resumed our operations since early March 2020 and the impact of COVID-19 on our operating results and financial performance for fiscal year 2020, 2021 and 2022 were temporary, a resurgence could negatively affect the execution of customer contracts, the collection of customer payments, or disrupt our supply chain, and the continued uncertainties associated with COVID 19 may cause our revenue and cash flows to underperform in the next 12 months from the date of issuance of our 2022 consolidated financial statements. The extent of the future impact of the COVID-19 pandemic on our business and results of operations is still uncertain.

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

Business

Overview

Xi’an App-Chem’s business focuses on the manufacturing of personal care ingredients, such as plant extracted fragrance compounds to perfume and fragrance manufacturers, natural health supplements such as powder drinks and bioactive food ingredient products mostly used as food additives and nutritional supplements by its customers. Xi’an App-Chem is devoted to providing high quality and competitive prices and a stable supply of products and services for the functional food, personal care, natural medicine and other industries. It provides these products and services for third party customers, as well as for its own proprietary brands. With “nourish life with natural essence” as the business concept, and “becoming an innovator (leader) of natural functional ingredients and an integrated supplier of great health industry” as the goal, after more than 14 years of efforts, Xi’an App-Chem has formed four technology platforms respectively for natural product large-scale separation, natural product safety improvement, natural product activity enhancement, and natural product function compounding. Its products have not been approved as effective in treating or preventing any health conditions and/or diseases by a regulatory agency in the PRC.

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

Intellectual Property

Patents

As a result of our collection of academic and technological expertise, as of September 30, 2022, we had 12 approved patents and 3 applying patent in China, as set forth in the following table:

No	Patent Name	Patent No./ Application No.	Authorization Date/ Application Date	Status	Period	Holder	Type
1	Method for separating sclareol	ZL 2008 1 0231943.X	July 20, 2011	Authorized	20 years	Xi’an App-Chem	Invention

2	Preparation method of applephenon	ZL 2010 1 0179259.9	October 5, 2011	Authorized	20 years	Xi’an App-Chem	Invention

3	Method for preparing osthole	ZL 2010 1 0531931.6	February 8, 2012	Authorized	20 years	Xi’an App-Chem	Invention

4	Process for separating imperatorin from osthole extract waste liquid	ZL 2010 1 0531934.X	April 11, 2012	Authorized	20 years	Xi’an App-Chem	Invention

5	Method for preparing punicalagin and ellagic acid from pomegranate rind	ZL 2010 1 0531940.5	May 23, 2012	Authorized	20 years	Xi’an App-Chem	Invention

6	Molecular distillation and purification method for conjugated linolenic acid	ZL 2010 1 0531945.8	August 15, 2012	Authorized	20 years	Xi’an App-Chem	Invention

7	Flatstem milkvetch seed solid beverage and preparation method thereof	ZL 2010 1 0531836.6	December 5, 2012	Authorized	20 years	Xi’an App-Chem	Invention

8	Method for extraction separation of rutin of tartary buckwheat	ZL 2013 1 0645312.3	March 2, 2016	Authorized	20 years	Xi’an App-Chem	Invention

9	Method for synthesizing luteolin	ZL 2010 1 0531920.8	August 22, 2012	Authorized	20 years	Xi’an YH	Invention

10	Method for preparing baicalin	ZL 2010 1 0531839.X	September 26, 2012	Authorized	20 years	Xi’an YH	Invention

11	Synthetic method of biapenem drug intermediate 4-AA	ZL 2013 1 0632993.X	July 13, 2016	Authorized	20 years	Xi’an YH	Invention

12	Functional instant tea and preparation technology thereof	ZL 2015 1 0294685.X	January 15, 2019	Authorized	20 years	Xi’an DT	Invention

13	Preparation method of sclareol	CM202011589282.5	April 25, 2021	Pending	20 years	Xi’an App-ChemChem	Invention

14	Extraction method of sclareol	CM202110130480.3	May 17, 2021	Pending	20 years	Xi’an App-ChemChem	Invention

15	A refinement method of proanthocyanidin B2, and the application thereof	202210363869.7	April 8,2022	Pending	20 years	Xi’an App-ChemChem	Invention

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

Below is a tabular summary of our relationships with our most important suppliers:

Supplier Name	Product Name	Use	Terms
Molbase (Shanghai) Biotechnology Co., Ltd.	Clary sage extract	Raw materials for fragrance and perfume	Procure for the Company by Molbase as the trade platform with commission fee, cash on delivery
	Stachys affinis extracts	Raw materials for stachyose, one of health supplements	Procure for the Company by Molbase as the trade platform with commission fee, cash on delivery
	Ambroxide	Raw materials for fragrance and perfume	Procure for the Company by Molbase as the trade platform with commission fee, cash on delivery

Jiaozuo Xinzhiyuan Technology Co., Ltd.	Ambroxide	Raw materials for fragrance and perfume	Content: 95%, centralized supply in specific days payable outstanding (DPO)

Dali Zhengxin Species Co., Ltd.	Ambroxide	Raw materials for fragrance and perfume	Content: 95%, centralized supply in specific days payable outstanding (DPO)

The principal raw materials used for our production are various natural and plant-based extracts. For the years ended September 30, 2022, four suppliers accounted for approximately 24.6%, 15.0%, 11.9% and 10.7% of the total purchases, respectively. For the years ended September 30, 2021, two suppliers accounted for approximately 30.1% and 13.4% of the total purchases, respectively. For the year ended September 30, 2020, two suppliers accounted for approximately 28.9% and 28.8% of the total purchases, respectively. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would adversely affect our business, financial position and results of operations.

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

We sell our products primarily through direct distributors in the PRC and, to some extent, to overseas customers in Europe. For the year ended September, 2022, three customers accounted for 35.5%, 23.9%, and 15.4% of the Company’s total revenue, respectively. For the year ended September 30, 2021, two customers accounted for 35.5% and 26.1% of the Company’s total revenue, respectively. For the year ended September 30, 2020, three customers accounted for 29.0%, 27.2% and 14.1% of the Company’s total revenue, respectively.

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

According to the FIE Implementing Regulations, the registration of foreign-invested enterprises shall be handled by the State Administration for Market Regulation, or the SAMR or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc. However, the relevant competent government departments shall not grant the license or permit enterprise registration if the foreign investor intends to invest in the industries or fields as specified in the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2021 Version), or the Negative List 2021, without satisfying the relevant requirements. If a foreign investor invests in a prohibited field or industry as specified in the Negative List 2021, the relevant competent government department shall order the foreign investor to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status prior to the occurrence of the aforesaid investment, and the illegal gains, if any, shall be confiscated. If the investment activities of a foreign investor violate the special administrative measures for access restrictions on foreign investments as stipulated in the negative list, the relevant competent government department shall order the investor to make corrections within the specified time limit and take necessary measures to meet the relevant requirements. If the foreign investor fails to make corrections within the specified time limit, the aforesaid provisions regarding the circumstance that a foreign investor invests in the prohibited field or industry shall apply.

According to the Foreign Investment Law and the FIE Implementing Regulations, Xi’an CMIT and Xi’an Youpincui have registered with the High-tech Branch of Xi’an Administration Industrial and Commercial Bureau. As the industries engaged by Xi’an CMIT and Xi’an Youpincui are not listed in the Negative List 2021, they do not need to obtain any license from other relevant competent government departments.

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

No	License Type	License No.	License Date	Expiry Date	Holder
1	Food Production License	SC12361052300601	June 16, 2021	September 25, 2023	Xi’an App-Chem

2	Food Business License	YB17100000290801	November 28, 2022	N/A	Xi’an App-Chem

3	Food Production License	SC10661020100062	November 21, 2022	November 20, 2027	Tongchuan DT

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

The following diagram illustrates our corporate structure as of the date of this annual report:

Bon Natural Life Limited (Cayman)
Offshore
Onshore
100%
Tea Essence Limited (HK)
100%
100%
Xi'an Cell and Molecule Information Technology Co., Ltd. (WFOE)
Xi'an Youpincui Biotechnology Co., Ltd. (WFOE)
71.333%
28.667%
Xi'an App-Chem Bio (Tech) Co., Ltd
100%
100%
100%
100%
Shaanxi App-Chem Health Industry Co., Ltd.
Shaanxi App-Chem Ag-Tech Co., Ltd.
App-Chem Bio (Tech) (Guangzhou) Co., Ltd.
Gansu Baimeikang Bioengineering Co., Ltd.
Yuantao Wang
Shaanxi Tianmei Weiye Health-Tech Co., Ltd.
100%
99%
51%
49%
75%
25%
Xi'an Yanhuang TCM Medical Research and Development Co., Ltd.
Tongchuan Dietary Therapy Health Technology Co., Ltd.
Tianjin Yonghexiang Bio (Tech) Co., Ltd.
Xi'an Dietary Therapy Health Management Co., Ltd.
1%

Xi’an App-Chem’s Operating Subsidiaries

The table below provides a summary of Xi’an App-Chem’s operating subsidiaries (“Bon Operating Companies”) and their primary business functions as of the date of this annual report:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Bon Natural Life	December 11, 2019	Cayman Islands	Parent, 100%	Investment holding

Tea Essence	January 9, 2020	Hong Kong	100%	Investment holding

Xi’an CMIT	April 9, 2020	Xi.an City, PRC	100%	WFOE, Investment holding

Xi’an Youpincui	September 8, 2021	Xi.an City, PRC	100%	WFOE, Investment holding

PRC Subsidiaries:

Xi’an App- Chem Bio (Tech)	April 23, 2006	Xi’an City, PRC	100% owned by WFOEs	General administration and sales of the Company’s products to customers

Bon Operating Companies (owned by Xi’an App-Chem)

App-Chem Health	April 17, 2006	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Registered owner of land with an area of 12,904.5 square meters, no other business activities
App-Chem Ag-tech	April 19, 2013	Dali County, PRC	100% owned by Xi’an App-Chem	Product manufacturing
Xi’an YH	September 15, 2009	Xi.an City, PRC	100% owned by Xi’an App-Chem	Research and development of product
App-Chem Guangzhou	April 27, 2018	Guangzhou City, PRC	100% owned by Xi’an App-Chem	Raw material purchase
Tongchuan DT	May 22, 2017	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Product manufacturing
Xi’an DT	April 24, 2015	Xi’an City, PRC	75% owned by Xi’an App-Chem	Research and development of product
Tianjin YHX	September 16, 2019	Tianjin City, PRC	51% owned by Xi’an App-Chem	Raw material purchase
Gansu BMK	March 11, 2020	Jiuquan City, PRC	100% owned by Xi’an App-Chem	Product manufacturing

D.	Property, Plants and Equipment

Property, Plants, and Equipment

Our current property and equipment consist of buildings, machinery, vehicles, and construction in progress with a total net book value of $21,624,437 and $19,228,642 as of September 30, 2022 and 2021, respectively. Xi’an App-Chem has three facilities, one of which is in operation, and the other two of which are under construction:

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

Tongchuan Functional Health Business Production Site

This site, located at the intersection of Datang Third Road and Changhong South Road, Southern Industrial Park, New Downtown District, Tongchuan, Shaanxi, covers an area of 24.8 mu or approximately 4.1 acres (1 mu=0.165 acre) and a construction area of 13,500 m2 or approximately 145,313 square feet. It is under construction and planned to establish 3 disinfection production lines, 2 production lines of powder drinks and pressed candies, 3 paste production lines, 2 production lines of special diets and 1 research and development center, quality inspection center, product exhibition center and a comprehensive office area. After completion, the value of this new plant’s total output is expected to reach up $150 million per year. Total budget was RMB 95.0 million (approximately $13.4 million) for construction of the main body of the manufacturing plant, plant decoration and purchase of machinery and equipment. However, the budget increased to RMB 114.0 million (approximately $16.0 million) on July 2, 2021 due to increased material and labour cost, as well as longer construction period caused by COVID-19 pandemic. The construction of Tongchuan Project was fully completed and put into production in December 2022. The Company has obtained a long-term land use certificate for this site. No additional expenditures or other conditions are required to maintain the sustainable land use right.

Yumen Plant

On May 10, 2021, we acquired a land use right of 8.2 acres at cost of $267,000, through a government organized auction bidding in Yumen City, Gansu Province of China. We have the right to use this land for 50 years until to May 9, 2071. We have started construction on a new manufacturing facility for raw materials and ingredients on this land. Total budget for construction of this new manufacturing plant is around $5.6 million. The construction of Yumen Project was initially expected to be completed by October 2022. Due to resurgence of the COVID-19 pandemic, which resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines and travel bans, the construction work is estimated to be completed in May 2023. Management expects the remaining required expenditures to be funded through the Company’s operational cash flows and bank borrowings, if necessary.

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

We sell our products to our customers in three broad product categories: fragrance compounds, health supplemental powder drinks and bioactive food ingredients, which accounted for 45.8%, 23.9% and 30.3% of our total revenue for the year ended September 30, 2022, 50.0%, 26.1% and 23.9% of our total revenue for the year ended September 30, 2021, and accounted for 43.3%, 21.3% and 35.4% of our total revenue for the year ended September 30, 2020, respectively.

Sales volumes of our health supplemental powder drinks and bioactive food ingredients increased by 1.0% and 27.3% for the year ended September 30, 2022 as compared to the same period of 2021 due to strong customer demand and increased customer number. However, sales volume of our fragrance compounds decreased by 15.1% because of shortage of material supply caused by abnormal wet weather, and disruption of logistics caused by COVID-19 pandemic resurgence in early 2022. Average selling prices of our fragrance compounds, health supplemental powder drinks and bioactive food ingredients increased by 27.5%, 7.0% and 17.4%, respectively, for the year ended September 30, 2022 as compared to the same period of 2021 as a result of our adjusted pricing strategy in response to increased raw material purchase costs and market change. The total number of customers were 142 and 132 customers for the years ended September 30, 2022 and 2021, respectively, increased by 10 or 9.1% as a result of our marketing efforts. As a result of these change in product mix, change in sales volume, changes in average selling price and changes in number of customers, our total revenue increased by 17.3% for the year ended September 30, 2022 as compared to the same period of 2021.

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

Gross Profit

Gross profit is equal to net revenue minus cost of goods sold. Cost of goods sold primarily includes inventory costs (raw materials, labor, packaging cost, depreciation and amortization, third-party products purchase price, freight costs and overhead). Cost of goods sold generally changes as our production costs change, as these are affected by factors including the market price of raw materials, labor productivity, and in changes to the customer and product mix. Our cost of revenues accounted for 68.5%, 72.1% and 71.4% of our total revenue for the fiscal year 2022, 2021 and 2020, respectively.

Our gross margin was 31.5% for the year ended September 30, 2022, an increase by 3.6% from gross margin of 27.9% for the year ended September 30, 2021 due to changes in product mix, and increase in selling price as a result of our adjusted pricing strategy in response to increased raw material purchase costs and market change.

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

Our selling expenses primarily include salary and welfare benefit expenses paid to our sales personnel, advertising expenses to increase the awareness of our brand, shipping ad delivery expenses, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses. Our selling expenses accounted for 0.7%, 0.5% and 0.9% of our total revenue for the years ended September 30, 2022, 2021 and 2020, respectively. We expect our selling expenses, including, but not limited to, salaries and advertising expenses, to continue to increase in the foreseeable future, as we plan to put more marketing effort to acquire new client and promote our sales.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses, land and property taxes and professional service expenses. General and administrative expenses were 7.5%, 5.2% and 7.5% of our revenues for the years ended September 30, 2022, 2021 and 2020, respectively. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations. We expect our professional fees for legal, audit, and advisory services to increase as we become a public company since we completed the IPO in July 2021.

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing of our new products, depreciation, and other miscellaneous expenses. Research and development expenses were 1.4%, 1.0% and 1.1% of our revenues for the years ended September 30, 2022, 2021 and 2020, respectively. We expect our research and development expenses, including, but not limited to, salaries and material expenses, to continue to increase in the foreseeable future, as we plan to develop new products and improving our production process.

Comparison of Results of Operations for the Years Ended September 30, 2022 and 2021

The following table summarizes the results of our operations during the fiscal years ended September 30, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended September 30,
	2022		2021		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%

REVENUE	$29,908,561	100.0%	$25,494,564	100.0%	$4,413,997	17.3%
COST OF REVENUE	20,484,996	68.5%	18,382,637	72.1%	2,102,359	11.4%
GROSS PROFIT	9,423,565	31.5%	7,111,927	27.9%	2,311,638	32.5%

OPERATING EXPENSES
Selling expenses	218,822	0.7%	138,530	0.5%	80,292	58.0%
General and administrative expenses	2,239,967	7.5%	1,323,726	5.2%	916,241	69.2%
Research and development expenses	424,558	1.4%	249,050	1.0%	175,508	70.5%
Total operating expenses	2,883,347	9.6%	1,711,306	6.7%	1,172,041	68.5%

INCOME FROM OPERATIONS	6,540,218	21.9%	5,400,621	21.2%	1,139,597	21.1%

OTHER INCOME (EXPENSE)
Interest expense, net	(445,492)	(1.5)%	(414,059)	(1.6)%	(31,433)	7.6%
Other income, net	1,414,723	4.7%	443,822	1.7%	970,901	218.8%
Total other income (expenses), net	969,231	3.2%	29,763	0.1%	939,468	3156.5%

INCOME BEFORE INCOME TAX PROVISION	7,509,449	25.1%	5,430,384	21.3%	2,079,065	38.3%

PROVISION FOR INCOME TAXES	1,267,025	4.2%	820,931	3.2%	446,094	54.3%

NET INCOME	$6,242,424	20.9%	$4,609,453	18.1%	$1,632,971	35.4%

Revenues

We currently produce our products for our customers in three broad product categories: fragrance compounds, health supplemental (powder drinks) and bioactive food ingredients.

Total revenues were $29,908,561 in fiscal year 2022, an increase of $4,413,997, or approximately 17.3% as compared to $25,494,564 in fiscal year 2021. Specifically, the increase in revenues was primarily attributable to (i) an increase in average selling price of fragrance compound, health supplemental powder drinks and bioactive food ingredients by 27.5%, 7.0% and 17.4%, respectively, as we raised our selling prices in response to the rising raw material costs and market change as affected by the COVID-19, as well as product mix change of fragrance compounds and bioactive food ingredients; (ii) an increase in sales volume of bioactive food ingredients and Health supplements by 27.3% and 1% respectively, due to strong customer demand and our sales effort to promote sales of milk thistle extracts with benefits to protect liver and lower blood sugar; (iii) We sold our products to 142 and 132 customers in fiscal year 2022 and 2021, respectively. In terms of purchase order size, average purchase order by our customers increased by 9.1% from approximately $193,141 per customer in fiscal year 2021 to approximately $210,754 per customer in fiscal year 2022, and (iv) partially offset by the decrease in sales volume of our fragrance compounds by 15.1% in fiscal year 2022 as compared to the same period of 2021 due to shortage of material supply caused by abnormal wet weather, and disruption of logistics caused by COVID-19 pandemic resurgence in early 2022.

The following table summarizes the breakdown of revenues by categories for the periods indicated.

	Revenues
	For the Years Ended September 30,
	2022		2021		Change	Change
	Amount	%	Amount	%	Amount	%

Fragrance compounds	$13,710,556	45.8%	$12,744,029	50.0%	$966,527	7.6%
Health supplements (powder drinks)	7,145,708	23.9%	6,655,982	26.1%	489,726	7.4%
Bioactive food ingredients	9,052,297	30.3%	6,094,553	23.9%	2,957,744	48.5%
Total Revenue	$29,908,561	100.0%	$25,494,564	100.0%	$4,413,997	17.3%

Revenues from sales of our fragrance compound products

Our fragrance compound products primarily include natural compounds extracted from plants for cosmetic applications, such as sclareolide and ambroxide, a sustainable replacement to ambergris, a secretion by sperm whales.

Revenues from sales of our fragrance compound products increased by 7.6% or $966,527 to $13,710,556 in fiscal year 2022 from $12,744,029 in the same period of 2021. This increase was attributable to the following: (i) a 27.5% increase in average selling price of our fragrance compound products in response to increased raw materials purchase price as affected by COVID-19 impact and product mix change, we put more selling effort in sales of high value added product ambroxide with higher selling price. Weighted average unit cost for this product category increased by 20.5% in fiscal year 2022, as compared to that in same period of 2021 mainly due to higher raw material purchase costs and product mix change in 2022; (ii) an increase in average purchase order by our customers by 9.1% in fiscal year 2022 as compared to fiscal year 2021 as discussed above; and (iii) partially offset by a decrease of 15.1% in sales volume from 45,070 kilograms sold in fiscal year 2021 to 38,284 kilograms sold in the same period of 2022. Our principal raw material, clary sage, which is used to produce sclareolide and ambroxide, is mainly planted in in North China, which suffered abnormal wet weather in the second half of 2021. Along with disruption of logistics caused by COVID-19 pandemic resurgence in early 2022, we have experienced a shortage of material supply for our fragrance compounds in fiscal year 2022.

Revenues from sales of our health supplement (powder drinks) products

Our health supplement (powder drinks) products primarily include Prebiotics series with benefits such as intestine rejuvenation and probiotic proliferation acceleration.

Revenues from sales of health supplement (powder drinks) products increased by 7.4% or $489,726 to $7,145,708 in fiscal year 2022 from $6,655,982 in the same period of 2021. This increase was attributable to the following: (i) a 7.0% increase in average selling price of health supplement (powder drinks) products in response to increased raw materials purchase price as affected by COVID-19 impact and general inflation. Weighted average unit cost for this product category increased by 5.7% in fiscal year 2022, as compared to that in same period of 2021 mainly due to higher raw material purchase costs in 2022; and (ii) an increase of 1.0% in sales volume from 283,283 cases sold in fiscal year 2021 to 286,026 cases sold in the same period of 2022 due to strong customer demand.

Revenues from sales of our bioactive food ingredient products

Our bioactive food ingredient products primarily include fruit juice concentrates and extracts for a variety of health benefits that can’t be sufficiently sourced from daily dietary intakes, such as fruit concentrates, apple polyphenol, rich in anti-oxidant and derived from apple, milk thistle extracts with benefits to protect liver and lower blood sugar, and phloretin, an anti-oxidant with skin discoloration effect extracted from leaves and roots of apple, pear and other fruits.

Revenues from sales of our bioactive food ingredient products increased by 48.5% or $2,957,744 to $9,052,297 in fiscal year 2022 from $6,094,553 in the same period of 2021. The increase was mainly attributable to the following: (i) a 27.3% increase in sales volume from 121,323 kilograms in fiscal year 2021 to 154,464 kilograms in the same period of 2022 due to strong customer demand and our sales effort to promote sales of milk thistle extracts with benefits to protect liver and lower blood sugar; and (ii) a 17.4% increase in average selling price of our bioactive ingredient products as a result of increased raw materials purchase price as affected by COVID-19 impact and market change, as well as change in product mix, more milk thistle extracts products with higher price were sold in fiscal year 2022.

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

Our cost of revenues increased by $2,102,359, or 11.4%, from $18,382,637 in fiscal year 2021 to $20,484,996 in the same period of 2022. The increase in our cost of revenues was mainly attributable to the following: (i) an increase of 20.5%, 5.7% and 12.1% in the average unit cost of our fragrance compound products, health supplement products and bioactive food ingredients products, respectively, due to the increase in raw material purchase costs, as well as product mix change of fragrance compounds and bioactive food ingredients; (ii) sale volume of our bioactive food ingredients products increased by 27.3% in fiscal year 2022 compared to the same period of 2021 due to strong customer demand and our sales effort to promote sales of milk thistle extracts with benefits to protect liver and lower blood sugar, and (iii) partially offset by the decrease in sales volume of our fragrance compounds by 15.1% in fiscal year 2022 as compared to the same period of 2021 due to shortage of material supply caused by abnormal wet weather in North China and disruption of logistics caused by COVID-19 pandemic resurgence in early 2022 as discussed above.

	For the Years Ended September 30,
	2022	2021	Change
	Amount	Amount	Amount	%

Cost of revenues – Fragrance compound products	$9,954,572	$9,793,767	$160,805	1.6%
Cost of revenues – Health supplement (powder drinks)	4,874,409	4,599,228	275,181	6.0%
Cost of revenues – Bioactive food ingredients	5,656,015	3,989,642	1,666,373	41.8%
Total cost of revenues	$20,484,996	$18,382,637	$2,102,359	11.4%

Cost of Revenues from sales of our fragrance compound products

The 1.6% increase in cost of revenues for our fragrance compound products from $9,793,767 in fiscal year 2021 to $9,954,572 in the same period of 2022 was mainly attributable to the following: (i) an increase of 20.5% in weighted average unit cost for this product category mainly due to higher raw material purchase costs as affected by the COVID-19 impact and product mix change, we put more selling effort in sales of high value added product ambroxide with higher cost of revenue; and (ii) partially offset by a decrease of 15.1% in sales volume from 45,070 kilograms sold in fiscal year 2021 to 38,284 kilograms sold in the same period of 2022. Our principal raw material, clary sage, which is used to produce sclareolide and ambroxide, is mainly planted in in North China, which suffered abnormal wet weather in the second half of 2021. Along with disruption of logistics caused by COVID-19 pandemic resurgence in early 2022, we have experienced a shortage of material supply for our fragrance compounds in fiscal year 2022.

Cost of Revenues from sales of our health supplement (powder drinks) products

The 6.0% increase in cost of revenues for our health supplement (powder drinks) products from $4,599,228 in fiscal year 2021 to $4,874,409 in the same period of 2022 was mainly attributable to the following: (i) an increase of 5.7% in weighted average unit cost for this product category mainly due to higher raw material purchase costs as affected by the COVID-19 impact and general inflation; and (ii) an increase of 1.0% in sales volume from 283,283 cases sold in fiscal year 2021 to 286,026 cases sold in the same period of 2022 due to strong customer demand.

Cost of Revenues from sales of our bioactive food ingredient products

The 41.8% increase in cost of revenues for our bioactive food ingredient products from $3,989,642 in fiscal year 2021 to $5,656,015 in the same period of 2022 was mainly attributable to the following: (i) a 27.3% increase in sales volume from 121,323 kilograms in fiscal year 2021 to 154,464 kilograms in the same period of 2022 due to strong customer demand and our sales effort to promote sales of milk thistle extracts with benefits to protect liver and lower blood sugar; and (ii) an increase of 12.1% in weighted average unit cost of our bioactive ingredient products as a result of increased raw materials purchase price as affected by COVID-19 impact and general inflation, as well as change in product mix, more milk thistle extracts products with higher average unit cost were sold in fiscal year 2022.

Gross Profit

	For the Years Ended September 30,
	2022	2021	Change
	Amount	Amount	Amount	%

Gross Profit – Fragrance compound products	$3,755,984	$2,950,262	$805,722	27.3%
Gross Profit – Health supplement (powder drinks)	2,271,300	2,056,754	214,546	10.4%
Gross Profit – Bioactive food ingredients	3,396,281	2,104,911	1,291,370	61.4%
Total Gross Profit	$9,423,565	$7,111,927	$2,311,638	32.5%
Gross Profit Margin	31.5%	27.9%		3.6%

Our gross profit in fiscal year 2022 increased by $2,311,638, or 32.5%, to $9,423,565, from $7,111,927 in the same period of 2021. Our gross margin increased by 3.6% from 27.9% in fiscal year 2021 to 31.5% in the same period of 2022. The increase in gross profit was due to (i) an increase of 27.3% in sales volume of bioactive food ingredient products due to stronger demand and change in sales strategy as discussed above; (ii) gross profit margin of our fragrance compound products, health supplement products and bioactive food ingredient products increased by 4.2, 0.9 and 3.0 percentage point due to increase in average selling price in response to increased raw materials purchase price and product mix change as discussed above; and (iii) partially offset by the decrease in sales volume of our fragrance compounds by 15.1% in fiscal year 2022 as compared to the same period of 2021 due to shortage of material supply as discussed above. The increase in our gross margin by 3.6% from 27.9% in fiscal year 2021 to 31.5% in the same period of 2022 was due to changes in product mix and increase in selling price.

Gross profit from sales of our fragrance compound products

Gross profit of our fragrance compound products increased by $805,722 or 27.3% from $2,950,262 in fiscal year 2021 to $3,755,984 in the same period of 2022. The increase was primarily attributable to (i) a 27.5% increase in average selling price of our fragrance compound products in response to increased raw materials purchase price as affected by COVID-19 impact and product mix change as discussed above, while weighted average unit cost for this product category increased by 20.5% in 2022; and (ii) partially offset by a decrease of 15.1% in sales volume due to shortage of material supply as discussed above As a result of the above, gross margin for our fragrance compound products increased by 4.2 percentage point from 23.2% in fiscal year 2021, to 27.4% in the same period of 2022.

Gross profit from sales of our health supplement (powder drinks) products

Gross profit of our health supplement (powder drinks) products increased by $214,546 or 10.4% from $2,056,754 in fiscal year 2021, to $2,271,300 in the same period of 2022. The increase was primarily attributable to: (i) weighted average unit cost for this product category increased by 5.7%, while average selling price increased by 7.0%; and (ii) an increase of 1.0% in sales volume due to shortage of material supply as discussed above.

Gross profit from sales of our bioactive food ingredient products

Gross profit of our bioactive food ingredient products increased by $1,291,370 or 61.4%, from $2,104,911 in fiscal year 2021, to $3,396,281 in fiscal year 2022. This increase was primarily due to (i) a 27.3% increase in sales volume from 121,323 kilograms in fiscal year 2021 to 154,464 kilograms in the same period of 2022 due to strong customer demand and our sales effort to promote sales of milk thistle extracts with benefits to protect liver and lower blood sugar; and (ii) a 17.4% increase in average selling price of our bioactive ingredient products as a result of increased raw materials purchase price as affected by COVID-19 impact and market change, as well as change in product mix, more milk thistle extracts with higher gross margin were sold in fiscal year 2022, while weighted average unit cost increased by 12.1% compared to the same period of 2021.

Selling expenses

	For the Years Ended September 30,		Change
(in US dollars, except percentage)	2022	2021	Amount	%
Selling Expenses	$218,822	$138,530	$80,292	58.0%
as a percentage of revenues	0.7%	0.5%		0.2%

Selling expenses increased by $80,292, or 58.0%, from $138,530 in fiscal year 2021, to $218,822 in the same period of 2022, mainly attributable to increase of $37,708 in advertising expense as we attended more trade shows when COVID-19 outbreak and spread in China subdued, as well as $36,717 in salaries and social benefits as we recruited a selling director and two selling assistants to promote our product in fiscal year 2022.

General and administrative expenses

	For the Years Ended September 30,		Change
(in US dollars, except percentage)	2022	2021	Amount	%
General and Administrative Expenses	$2,239,967	$1,323,726	$916,241	69.2%
as a percentage of revenues	7.5%	5.2%		2.3%

General and administrative expenses increased by $916,241, or 69.2%, from $1,323,726 in fiscal year 2021, to $2,239,967 in the same period of 2022, mainly attributable to increase of $543,241 in professional service fees such as directors’ and officers’ liability insurance, investor relations management, legal consulting expense, etc. as we become a public company since we completed the IPO in July 2021. From June 2021 to June 2022, we granted stock options to independent directors and stock option expense increased by $125,973 in fiscal year 2022 compared to the same period of 2021.

Research and development (“R&D”) expenses

	For the Years Ended September 30,		Change
(in US dollars, except percentage)	2022	2021	Amount	%
Research and Development Expenses	$424,558	$249,050	$175,508	70.5%
as a percentage of revenues	1.4%	1.0%		0.4%

Research and development expenses increased by $175,508, or approximately 70.5%, from $249,050 in fiscal year 2021, to $424,558 in the same period of 2022. The increase was mainly due to an increase of $140,504 in outsourcing R&D activities to external consulting firms.

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

	For the Years Ended September 30,		Change
(in US dollars, except percentage)	2022	2021	Amount	%
Interest expense, net	$(445,492)	(414,059)	(31,433)	7.6%
Foreign currency exchange gain (loss)	18,831	(45,124)	63,955	(141.7)%
Gain on disposal of fixed assets	725	-	725	-
Other income, net
-Government grants	1,306,627	449,972	856,655	190.4%
-Rental income	68,179	38,409	29,770	77.5%
-Investment income	$20,361	$565	$19,796	3503.7%

Interest expense, net, increased by $31,433, or approximately 7.6% in fiscal year 2022 as compared to 2021. The increase was mainly attributable to increased average loan balances we carried during fiscal year 2022 compared to the same period of 2021.

Government subsidy income primarily relate to local government’s cash award to HNTEs based on their financial performance to promote entrepreneurship and stimulate local economies. Such awards are granted on a case-by-case basis by various local governments. Our subsidiary, Xi’an App-chem was approved as a HNTE and received government subsidy in the form of an export sales refund and cash awards based on our annual financial performance. We recognize government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received in the form of a grant and recognized as other operating income totaled $1,306,627 and $449,972 during fiscal year 2022 and 2021, respectively.

Our subsidiary, Xi’an App-Chem, leased office space to a third-party and recorded rental income of $68,179 and $38,409 during fiscal year 2022 and 2021, respectively.

Investment income related to income generated by our short-term investments, amounted to $20,361 and $565 during fiscal year 2022 and 2021, respectively.

The overall changes in our other income (expenses) reflected the above major factors.

Provision for Income Taxes

Our provision for income taxes was $1,267,025 during fiscal year 2022, an increase of $446,094, or 54.3% from $820,931 in the same period of 2021 due to our increased taxable income. Under the EIT Law, domestic enterprises and FIEs are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT grants preferential tax treatment to “HNTEs”. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. The corporate income taxes for the years ended September 30, 2022 and 2021 were reported at a blended reduced rate as a result of Xi’an App-chem being approved as a HNTE and enjoying a 15% reduced income tax rate, but subsidiaries of Xi’an App-chem are subject to a 25% income tax rate. The impact of the tax holidays noted above decreased foreign taxes by $825,899 and $514,327 for the years ended September 30, 2022 and 2021, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.10 and $0.08 for the years ended September 30, 2022 and 2021, respectively.

Net income

As a result of the foregoing, our net income increased from $4,609,453 in fiscal year 2021 to $6,242,424 in fiscal year 2022.

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

As reflected in our consolidated financial statements, we are currently constructing two new manufacturing plants. As of September 30, 2022, we had future minimum capital expenditure commitment on our construction-in-progress (“CIP”) project of $728,470 within the next twelve months. Our Tongchuan project was fully completed and put into production in December 2022 and Yumen project is estimated to be completed in May 2023. The amount of working capital requirement related to these projects will be $1.2m. We also had unpaid tax liabilities of approximately $1.2 million, which are expected to be settled with local tax authorities within one year. Furthermore, the ongoing outbreak of COVID-19 may continue to negatively impact our business operations. A resurgence could negatively affect our ability to fulfil customer sales orders and collect customer payments timely, or disrupt our supply chain. As a result, there is a possibility that our revenue and cash flows may underperform in the next 12 months.

In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. In June 2021, we closed the initial public offering and received net proceeds of approximately $11.3 million. On January 17, 2023, we closed a private offering of ordinary shares and received subscription proceeds of $2.2 million.

As of September 30, 2022, we had cash on hand of $840,861. We also had outstanding accounts receivable of approximately $6.8 million, of which approximately $5.0 million or 73.5% has been subsequently collected as of the date of this filing.

As of September 30, 2022, we had outstanding bank loans of approximately $4.8 million from several PRC banks (including short-term bank loans of $2.4 million, current portion of long-term bank loans of approximately $2.1 million and long-term loan of $0.2 million). Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and our good credit history. In addition to the current borrowings, from December 2020 to December 2021, we secured an aggregate of $3.9 million (RMB 28 million) lines of credit with PRC banks as working capital loan (including $2.1 million line of credit with Shanghai Pudong Development Bank for one year and $1.8 million line of credit with Qishang Bank for three years. As of the date of this filing, we had borrowed $1.8 million (RMB 13 million) out of these lines of credit and had the availability to borrow additional maximum loans of $2.1 million (RMB 15 million) under these lines of credit before December 2023.

Based on the current operating plan, management believes that the above-mentioned measures, including cash on hand of $840,861, $2.2 million proceeds from our private offering of ordinary shares in January 2023 and the $2.4 million unused line of credit, collectively will provide sufficient liquidity for us to settle the tax liabilities with local government, to meet our future liquidity and capital expenditure requirement on the CIP project for at least 12 months from the date our consolidated financial statements for the year ended September 30, 2022 are issued.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Fiscal Years Ended September 30,
	2022	2021	2020
Net cash (used in) provided by operating activities	$(187,121)	$4,053,124	2,643,076
Net cash used in investing activities	(3,055,651)	(7,443,745)	(3,003,043)
Net cash provided by financing activities	2,261,516	5,352,682	112,492
Effect of exchange rate change on cash	(81,750)	(111,301)	6,810
Net (decrease) increase in cash	(1,063,006)	1,850,761	(240,665)
Cash, beginning of period	1,903,867	53,106	293,771
Cash, end of period	$840,861	$1,903,867	53,106

Cash flows from operating activities

Net cash used in operating activities during the year ended September 30, 2022 was $187,121, primarily attributable to net income of $6,242,424 for the year ended September 30, 2022, our taxes payable decreased by $3,632,922 primarily due to income and VAT tax paid in fiscal year 2022, an increase of $1,300,942 account receivable due to increased sales in the year ended September 30, 2022, and decrease in deferred revenue of $875,295 due to changes in customer payment pattern related with COVID-19.

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

Cash flows from investing activities

Net cash used in investing activities during the year ended September 30, 2022 was $3,055,651 which was primarily attributable to (i) capital expenditure on construction-in-progress in the amount of $4,708,138. As of September 30, 2022, we had two CIP projects associated with construction of new manufacturing facilities in Tongchuan and Yumen City, respectively (see Note 8). Our future minimum capital expenditures on these two CIP projects are estimated to be $728,470, among which $196,809 is required for the next 12 months; (2) purchase of short-term investments in the amount of $5,097,816 because we purchased wealth management financial products from PRC banks to earn investment income and (iii) partially offset by proceeds upon redemption of short-term investments in the amount of $6,776,385.

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

Cash flows from financing activities

Net cash provided by financing activities for the year ended September 30, 2022 was $2,261,516, primarily include proceeds from short-term loans of $2,631,890, proceeds from long-term loans of $578,343, offset by repayment of long-term loans of $637,147, and principal payment of capital lease of $173,961.

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

During the year ended September 30, 2022, we experienced a net decrease in cash of $1,063,006 as compared to 2021.

C.	Research and Development, Patents and Licenses, Etc.

Please see Item 4.A. “Information on the Company—Business Overview—Intellectual Property,” above.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended September 30, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As of September 30, 2022 and 2021, there were no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

As of September 30, 2022, we had the following contractual obligations:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(1) Debt Obligations	$4,750,379	$4,560,566	$189,813	$-	$-
(2) Lease Obligations	583,669	256,467	327,202	-	-
(3) Capital expenditure commitment obligations on CIP project	728,470	196,809	-	531,661	-
Total	$6,062,518	$5,013,842	$517,015	$531,661	$-

(1) As of September 30, 2022, we had total $4,750,379 short-term and long-term borrowings from several PRC banks and financing institutions (including short-term loans of $2,424,587, current portion of long-term loans of $2,135,979 and long-term loans of $189,813) (see Footnote 10 – Debt, for details).

(2) A two-year capital lease agreement with Taizhongyin Finance Lease (Suzhou) Ltd. (“the Lessor”), as well as operating lease of our factory space in Dali and office space in Xi’an.

(3) Construction-in-progress (“CIP”) represents direct costs of construction incurred for our manufacturing facilities.

On August 16, 2017, our subsidiary, Xi’an App-Chem Bio(Tech) Co.,Ltd. started to construct a new manufacturing plant in Tongchuan City (“Tongchuan Project”), Shaanxi Province, with total budget of RMB 95 million (approximately $13.4 million) for construction of the main body of the manufacturing plant, plant decoration and purchase of machinery and equipment. The total budget increased to RMB 114 million (approximately $16.0 million) on July 2, 2021 due to increased material and labor cost, as well as longer construction period caused by COVID-19 pandemic. The construction of Tongchuan Project was fully completed and put into production in December 2022.

On May 10, 2021, a subsidiary of Xi’an App-Chem, Gansu Baimeikang Bioengineering Co., Ltd. obtained a land use right and started to construct a new manufacturing plant in Yumen City (“Yumen Project”), Gansu Province, with total budget of RMB 40 million (approximately $5.6 million) for including the construction of the main body of the manufacturing plant, plant decoration and purchase of machinery and equipment. The construction of Yumen Project was initially expected to be completed by October 2022. Due to resurgence of the COVID-19 pandemic, which resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines and travel bans, the construction work is estimated to be completed in May 2023.

As of September 30, 2022, we have spent approximately RMB 144.2 million (approximately $20.3 million) on the construction of the main body of the manufacturing plants located in Tongchuan and Yumen, and future minimum capital expenditure on these two CIP projects is estimated to be $728,470, among which $196,809 is required for the next 12 months. We currently plan to support our ongoing CIP project construction through cash flows from operations and bank borrowings.

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

Our business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents. Our operations may be further affected by the ongoing outbreak of COVID-19 pandemic. Although the Company resumed its operations since March 2, 2020 and the COVID-19 impact on the Company’s operating results and financial performance for the years ended September 30, 2022 and 2021 seems to be temporary, a resurgence could negatively affect the execution of customer contracts, the collection of customer payments, or disruption of our supply chain. The continued uncertainties associated with COVID-19 may cause our revenue and cash flows to underperform in the next 12 months. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the financial statement reporting date.

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

Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. We determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the collection is not probable, Nil, $99,528 and Nil uncollectable account receivable was written-off during the years ended September 30, 2022, 2021 and 2020, respectively. Allowance for uncollectable balances amounted to $13,337 and $14,691 as of September 30, 2022 and 2021, respectively.

Inventories, net

Inventories are stated at net realizable value using weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. We evaluate inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging, expiration dates, as applicable, taking into consideration historical and expected future product sales. We recorded inventory reserve of $6,869 and $147,960 as of September 30, 2022 and 2021, respectively.

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

Contract Assets and Liabilities

Payment terms are established on our pre-established credit requirements based upon an evaluation of customers’ credit. Contract assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing when an order is placed and when shipment or delivery occurs. As of September 30, 2022 and 2021, other than accounts receivable and advances from customers, we had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

We disaggregate our revenue from contracts by product types, as we believe it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The summary of our total revenues by product categories for the years ended September 30, 2022, 2021 and 2020 was as follows:

Revenue by region

The summary of our total revenues by region for the years ended September 30, 2022, 2021 and 2020 was as follows:

	For Years ended September 30,
	2022	2021	2020
PRC	$28,756,333	$23,704,259	$15,461,801
Overseas	1,152,228	1,790,305	2,758,158
Total revenue	$29,908,561	$25,494,564	$18,219,959

Revenue by product categories

The summary of our total revenues by product categories for the years ended September 30, 2022, 2021 and 2020 was as follows:

	For Years ended September 30,
	2022	2021	2020
Fragrance compounds	$13,710,556	$12,744,029	$7,879,300
Health supplements (solid drinks)	7,145,708	6,655,982	3,887,096
Bioactive food ingredients	9,052,297	6,094,553	6,453,563
Total revenue	$29,908,561	$25,494,564	$18,219,959

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of September 30, 2022, we had income tax payable of $576,098, primarily related to the unpaid income tax in China.

Our operating subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the years ended September 30, 2022, 2021 and 2020. As of September 30, 2022 and 2021, all of the tax returns of our PRC subsidiary remain open for statutory examination by PRC tax authorities.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10 and ASU 2020-02. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the effects of the guidance on the Company’s consolidated financial statements and related disclosures.

In March 2020, the FASB issued ASU No. 2020–04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The pronouncement provides temporary optional expedients and exceptions to the current guidance on contract modifications and hedge accounting to ease the financial reporting burden related to the expected market transition from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates. The guidance was effective for all entities upon issuance and generally can be applied to applicable contract modifications through December 31, 2022. The Company is currently evaluating the effects of the guidance on the Company’s consolidated financial statements and related disclosures.

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

Although the Board of Directors and management team for Bon Natural Life Limited has been recently constituted, each of our executive officers has been serving in an equivalent position with Xi’an App-Chem for some time as indicated in the footnotes to the table below. Our executive officers and directors and their ages as of the date of this Report are as follows:

Name	Age	Date Joined Bon Natural Life	Position(s) and Office(s) Held
Yongwei Hu	50	June, 2020(1)	Chief Executive Officer, Director, and Chairman
Zhenchao Li	56	June, 2020(2)	Chief Financial Officer, Director
Yingchun Xue	48	June, 2020(3)	Chief Operating Officer
Wenjuan Chen	42	June, 2020(4)	Chief Marketing Officer
Jianli Liu	62	June, 2020(5)	Chief Technology Officer and Chief Scientist
James Edward Burns	52	June, 2021	Director
Lawrence W. Leighton	87	June, 2021	Director
Jeffrey J. Guzy	69	June, 2022	Director

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

Jeffrey J. Guzy joined our Board of Directors in June of 2022. Mr. Guzy has had key executive positions at several large international companies, including Loral Space, Sprint International, Verizon and IBM. He has held program and project start-up responsibilities along with senior business development positions at all these firms. Mr. Guzy has been working with emerging private companies and middle market public companies to market their products, improve their investor/business relations, help them find capital and develop corporate governance programs. Mr. Guzy is a private investor and advisor to Aprize Satellite and several other hi-tech companies.

Mr. Guzy currently serves as an independent board member and chairman of the audit committee of several public companies, including Leatt Corp. (OTCQB:LEAT) (2007 – Present), a company that designs, develops, markets and distributes personal protective equipment for participants of motor sports and leisure activities worldwide; Capstone Companies, Inc. (OTCQB:CAPC) (2007 – Present), a company that develops, markets, and sells consumer home Wi-Fi products in North America and internationally; Purebase Corp.(OTCQB:PUBC) (2020 – Present) an industrial mineral and natural resource company providing solutions to the agriculture and construction materials markets; and Blue Star Foods Corp. (Nasdaq:BSFC) (April 12, 2021 – Present) an international seafood company that processes, imports, packages, and sells refrigerated seafood products. In addition, from 2017 to the present, Mr. Guzy has been the CEO and Executive Chairman of Cojax Oil & Gas Corp. (OTC:CJAX), an oil and gas exploration company.

Mr. Guzy has an MBA in Strategic Planning and Management from The Wharton School of the University of Pennsylvania, an M.S. in Systems Engineering from the University of Pennsylvania; a B.S. in Electrical Engineering from Penn State University; and a Certificate in Theology from Georgetown University. Mr. Guzy’s extensive business and financial oversight experience led to the conclusion that he should serve as a director.

B.	Compensation

Set forth below is the compensation paid during the fiscal year ended September 30, 2022 for each of our executive officers and directors. The figures below represent the compensation paid by Xi’an App-Chem:

Name	2022 Compensation
Yongwei Hu	US$61,039
Zhenchao Li	US$54,935
Yingchun Xue	US$29,756
Wenjuan Chen	US$21,974
Jianli Liu	-
James Edward Burns	US$27,000
Lawrence Leighton	US$27,000
Jeffrey J. Guzy	US$6,000
Christopher Constable (former Director)	US$18,000

C.	Board Practices

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

As the CFO of Xi’an App-Chem, Zhenchao Li serves under a labor contract dated on July 7, 2022. The term of his contract is three years. Mr. Li is bound by a non-competition agreement for the two years following the end of his employment.

Each of our independent directors – Mr. Burns, Mr. Leighton, and Mr. Guzy – serves under a director service contract featuring a one-year term with annual renewals. Currently, Mr. Burns and Mr. Leighton receive base compensation of $3,000 per month during their terms of service and, in 2002, were each awarded options to purchase 14,800 ordinary shares at a price of $0.01 per share on July 1, 2022, exercisable for ten years and vesting in equal monthly instalments. Mr. Guzy currently receives base compensation of $2,000 per month and received an initial grant of options to purchase 22,508 shares at a price of $0.01 per share upon his appointment in June of 2022. These options are also exercisable for 10 years and vest in equal monthly instalments.

Committees of the Board

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Jeffrey J. Guzy, James E. Burns, and Lawrence W. Leighton. Mr. Guzy is the chairman of our audit committee. We have determined that Mr. Guzy, Mr. Burns, and Mr. Leighton each satisfy the “independence” requirements of Rule 4200(a)(15) of The NASDAQ Stock Market, Inc., and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Jeffrey J. Guzy qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Jeffrey J. Guzy, James E. Burns, and Lawrence W. Leighton. Mr. Burns is the chairman of our compensation committee. We have determined that Mr. Guzy, Mr. Burns, and Mr. Leighton each satisfy the “independence” requirements of Rule 4200(a)(15) of The NASDAQ Stock Market, Inc. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Jeffrey J. Guzy, James E. Burns, and Lawrence W. Leighton. Mr. Leighton is the chairman of our nominating and corporate governance committee. We have determined that Mr. Guzy, Mr. Burns, and Mr. Leighton each satisfy the “independence” requirements of Rule 4200(a)(15) of The NASDAQ Stock Market, Inc. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

As of September 30, 2022, we had a total of 103 full time employees, of which 52 are in production, 6 are in quality control, 15 are in R&D, 18 are in sales and marketing, 7 are in finance and accounting, and 5 are in office and administration. We do not have any part time employees.

E.	Share Ownership

The following table sets forth, as of the date of this report, the beneficial ownership of our ordinary shares by each executive officer and director, by each person known by us to beneficially own more than 5% of our ordinary shares and by the executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 11,146,226 shares of ordinary shares issued and outstanding.

Title of class	Name of beneficial owner	Amount of beneficial ownership		Percent of class
Current Executive Officers and Directors
Ordinary Shares	Yongwei Hu	1,603,652		14.39%
Ordinary Shares	Zhenchao Li(1)	10,000	(1)	0.09%
Ordinary Shares	Yingchun Xue(1)	30,000	(1)	0.27%
Ordinary Shares	Wenjuan Chen(1)	20,000	(1)	0.18%
Ordinary Shares	Jianli Liu(2) (5)	137,069	(2)	1.23%
Ordinary Shares	James Edward Burns	25,800	(6)	0.23%
Ordinary Shares	Larwence Leighton	25,800	(6)	0.23%
Ordinary Shares	Jeffrey J. Guzy	22,508	(7)	0.20%
Total of All Current Officers and Directors:				16.82%

≥ 5% Beneficial Owners
Ordinary Shares	Pomegranate Flower Limited(3)	1,100,000		9.87%
Ordinary Shares	Clary Sage Limited(4)	769,167		6.90%
Ordinary Shares	Spring Field Fund SPC(5)	1,100,000		9.87%

(1)	Represents proportional beneficial ownership of shares held in Lavender Oil Limited, a company in which Yingchun Xue, our COO, Wenjuan Chen, our CMO, and Zhenzhao Li, our CFO, are shareholders and hold the shares through their proportional ownership of Lavender Oil Limited.

(2)	Represents proportional beneficial ownership of shares held in Hawthorn Fruit Limited, a company in which Jianli Liu is a shareholder and holds the shares through his proportional ownership of Hawthorn Fruit Limited.

(3)	Pomegranate Flower Limited is a company limited by shares incorporated under the laws of British Virgin Islands. The person having voting, dispositive or investment powers over Pomegranate Flower Limited is Hao Qu; accordingly, Hao Qu is deemed to control Pomegranate Flower Limited.

(4)	Clary Sage Limited is a company limited by shares incorporated under the laws of British Virgin Islands. The person having voting, dispositive or investment powers over Clary Sage Limited is Wenhu Guo; accordingly, Wenhu Guo is deemed to control Clary Sage Limited.

(5)	Peng Chen is the Director of Spring Field Investment Fund SPC and, in the capacity, exercises voting, dispositive or investment powers over its shares.

(6)	Represents options to purchase 11,000 ordinary shares at a price of $0.01 per share, exercisable until June 23, 2031, and options to purchase 14,800 ordinary shares at a price of $0.01 per share, exercisable until July 1, 2032.

(7)	Represents options to purchase ordinary shares at a price of $0.01 per share, exercisable until June 27, 2032.

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

Except as set forth below, during our preceding three financial years up to the date of this report, there have been no transactions or loans between the company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence:

(a) Due to related parties

	Related party relationship	September 30, 2022	September 30, 2021

Wenhu Guo	Senior Management of the Company	$3,290	$3,376
Yongwei Hu	Chief Executive Officer and Controlling shareholder of the Company	6,583	-
Jing Liu	Wife of the controlling shareholder	-	35,615
Sheying Wang	Senior Management of the Company	3,093	3,407
Yuantao Wang	49% shareholder of Tianjin YHX	59,871	202,706
Total due to related parties		$72,836	$245,104

As of September 30, 2022 and 2021, the balance of due to related parties was comprised of the Company’s borrowings from related parties and was used for working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand.

(b) Loan guarantee provided by related parties

In connection with the Company’s short-term and long-term loans borrowed from PRC banks and other financial institutions, the Company’s controlling shareholder, Mr. Yongwei Hu pledged his personal bank savings as collateral to safeguard the Company’s borrowings from the banks and financial institutions. Mr. Yongwei Hu and his wife Ms. Jing Liu also jointly pledged their personal residence property to guarantee the Company’s certain loans (see Note 11 to financial statements).

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

As of the date of this annual report, our company’s capital is US$50,000.00 divided into (a) 450,000,000 ordinary shares, par value of US$0.0001 each and (b) 50,000,000 preference shares, par value of US$0.0001 each. As of the date of this report, 11,146,226 ordinary shares are issued and outstanding. All of our issued and outstanding ordinary shares are fully paid.

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

Preference Shares. Our preference shares may be issued in the future, upon approval of the Board of Directors, in one or more classes or series, with rights and limitations of each class or series with regard to voting, dividends, convertability, and other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions, as may be designated by the Board for each designated class.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB appreciated by 5.1% for the year ended September 30, 2021, and depreciated by 10.2% for the year ended September 30, 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

Interest Rate Risk

We are not currently exposed to interest rate risk. We do not own any interest-bearing instruments and our interest-bearing debt carries a fixed rate.

Market Price Risk

We are not currently exposed to commodity price risk or market price risk.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

Seasonality does not materially affect our business or the results of our operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

As of the date of this Report, we had the following warrants and options outstanding:

●	Options issued to our independent directors as follows:

○	Options to purchase 22,000 ordinary shares at a price of $0.01 per share, exercisable until June 23, 2031
○	Options to purchase 29,600 ordinary shares at a price of $0.01 per share, exercisable until July 1, 2032.
○	Options to purchase 22,508 ordinary shares at a price of $0.01 per share, exercisable until June 27, 2032

●	Warrants to purchase 2,750,000 ordinary shares at a price of $0.88 per share, exercisable until January 17, 2025

C.	Other Securities

Not applicable.

D.	American Depositary Shares

We do not have any American Depositary Shares.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the year ended September 30, 2022, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of September 30, 2022. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified to date relate to a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements.

As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of September 30, 2022.

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

● In April 2021, we engaged Grant Thornton (Special General Partnership), Xiamen Branch to assist us in setting-up our financial and system control framework. Grant Thornton has completed the evaluation of the effectiveness of our existing financial and system control and formulated an implementation plan with expanded and enhanced control and procedures. We expect to fully complete the setup of our financial and system control framework by June 30, 2023.

We plan to fully implement the above-referenced measures prior to December 31, 2023.

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

D.	Changes in Internal Controls over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee of our board of directors currently consists of three members, Jeffrey J. Guzy, James E. Burns, and Lawrence W. Leighton. Our board of directors has determined that all of our audit committee members are “independent” under the Exchange Act and have the requisite financial knowledge and experience to serve as members of our audit committee. In addition, our board of directors has determined that Jeffrey J. Guzy is an “audit committee financial expert” as defined in Item 16A of the Instructions to Form 20-F and meets NASDAQ’s financial sophistication requirements due to his current and past experience in various companies in which he was responsible for, amongst others, the financial oversight responsibilities.

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

	Fiscal Year Ended September 30,
	2022	2021
Audit Fees*	$300,000	$275,000

*	“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect(4)

4.1	Registrant’s Specimen Certificate for Ordinary Shares(2)

4.2	2022 Equity Incentive Plan(4)

10.1	Labor Contract between Xi’an App-Chem and Yongwei Hu(1)

10.2	Labor Contract between Xi’an App-Chem and Zhenchao Li(1)

10.3	Director Service Agreement with Jeffrey J. Guzy(3)

10.4	Loan Agreement(1)

10.5	Director Service Agreement with James E. Burns(1)

10.6	Director Service Agreement with Lawrence W. Leighton(1)

10.7	English translation of Property Lease Agreement for Weinan Raw Materials and Ingredients Production Site(1)

10.8	Form of Subscription Agreement for private offering closed January 17, 2023(6)

10.9	Form of Warrant issued in private offering closed January 17, 2023(6)

14.1	Code of Business Conduct and Ethics(1)

21.1	Significant subsidiaries of the Registrant(5)

31.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)(7)

31.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)(7)

32.1	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(7)

32.2	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(7)

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

(1) Incorporated by reference to Registration Statement on Form F-1 filed December 7, 2020

(2) Incorporated by reference to Registration Statement on Form F-1/A filed May 14, 2021

(3) Incorporated by reference to Report of Foreign Private Issuer on Form 6-K filed June 30, 2022

(4) Incorporated by reference to Report of Foreign Private Issuer on Form 6-K filed November 8, 2022

(5) Incorporated by reference to Annual Report on Form 20-F filed January 31, 2022

(6) Incorporated by reference to Report of Foreign Private Issuer on Form 6-K filed January 20, 2023

(7) Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: February 10, 2023	Bon Natural Life Limited

/s/ Yongwei Hu
Yongwei Hu
Chief Executive Officer

INDEX TO CONSOLDIATED FINANCIAL STATEMENTS

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Shareholders of Bon Natural Life Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Bon Natural Life Ltd and subsidiaries (collectively, the “Company”) as of September 30, 2022, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the year ended September 30, 2022, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2022, and the results of its operations and its cash flows for the period ended September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provide a reasonable basis for our opinion.

/s/ YCM CPA, Inc.
We have served as the Company’s auditor since 2022.
PCAOB ID 6781
Irvine, California
February 10, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Bon Natural Life Limited and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Bon Natural Life Limited and its subsidiaries (collectively, the “Company”) as of September 30, 2021, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended September 30, 2021, and the related notes and schedule (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We had served as the Company’s auditor since 2019 through 2022.

New York, New York

January 31, 2022

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2022	2021
ASSETS
CURRENT ASSETS
Cash	$840,861	$1,903,867
Short-term investments	-	1,703,314
Accounts receivable, net	6,784,307	6,152,807
Inventories, net	1,722,120	1,596,492
Advance to suppliers, net	4,091,990	4,094,312
Acquisition deposit	1,000,000	1,000,000
Prepaid expenses and other current assets	277,509	98,960
TOTAL CURRENT ASSETS	14,716,787	16,549,752

Property, plant and equipment, net	21,624,437	19,228,642
Intangible assets, net	366,167	411,056
Right-of-use lease assets, net	546,690	201,007
Deferred tax assets, net	2,768	22,342
TOTAL ASSETS	$37,256,849	$36,412,799

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans	$2,424,587	$41,381
Current portion of long-term loans	2,135,979	448,005
Accounts payable	214,585	380,385
Due to related parties	72,836	245,104
Taxes payable	1,239,708	5,052,018
Deferred revenue	188,745	1,096,101
Accrued expenses and other current liabilities	114,431	41,711
Finance lease liabilities, current	26,285	161,286
Operating lease liability, current	230,182	62,871
TOTAL CURRENT LIABILITIES	$6,647,338	$7,528,862
Long-term loans	189,813	2,173,532
Finance lease liabilities, noncurrent	-	28,953
Operating lease liability, noncurrent	327,202	146,703
TOTAL LIABILITIES	7,164,353	9,878,050

COMMITMENTS AND CONTINGENCIES
EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 8,396,226 and 8,330,000 shares issued and outstanding as of September 30, 2022 and 2021, respectively	$840	$833
Additional paid in capital	15,711,450	15,540,433
Statutory reserve	1,804,116	1,050,721
Retained earnings	14,676,769	9,192,676
Accumulated other comprehensive income	(2,631,171)	222,221
TOTAL BON NATURAL LIFE LIMITED SHAREHOLDERS’ EQUITY	29,562,004	26,006,884
Non-controlling interest	530,492	527,865
TOTAL SHAREHOLDERS’ EQUITY	30,092,496	26,534,749
TOTAL LIABILITIES AND EQUITY	$37,256,849	$36,412,799

The accompanying notes are an integral part of these consolidated financial statements

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE (LOSS) INCOME

	For the Years Ended September 30,
	2022	2021	2020
REVENUE	$29,908,561	$25,494,564	$18,219,959
COST OF REVENUE	(20,484,996)	(18,382,637)	(13,017,646)
GROSS PROFIT	9,423,565	7,111,927	5,202,313

OPERATING EXPENSES
Selling expenses	(218,822)	(138,530)	(161,719)
General and administrative expenses	(2,239,967)	(1,323,726)	(1,367,070)
Research and development expenses	(424,558)	(249,050)	(205,359)
Total operating expenses	(2,883,347)	(1,711,306)	(1,734,148)

INCOME FROM OPERATIONS	6,540,218	5,400,621	3,468,165

OTHER INCOME (EXPENSES)
Interest income	1,392	3,207	714
Interest expense	(446,884)	(417,266)	(329,102)
Unrealized foreign transaction exchange gain (loss)	18,831	(45,124)	(248)
Gain on disposal of fixed assets	-	-	20,150
Government subsidies	1,306,627	449,972	362,187
Income from short-term investments	20,343	565	-
Other income	68,922	38,409	132,713
Total other income, net	969,231	29,763	186,414

INCOME BEFORE INCOME TAX PROVISION	7,509,449	5,430,384	3,654,579

INCOME TAX PROVISION	(1,267,025)	(820,931)	(556,262)

NET INCOME	6,242,424	4,609,453	3,098,317
Less: net income attributable to non-controlling interest	4,936	18,650	71,644
NET INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$6,237,488	$4,590,803	$3,026,673

OTHER COMPREHENSIVE INCOME (LOSS)
Total foreign currency translation adjustment	(2,855,701)	612,806	450,234
TOTAL COMPREHENSIVE INCOME	3,386,723	5,222,259	3,548,551
Less: comprehensive income attributable to non-controlling interest	2,627	21,133	81,737
COMPREHENSIVE INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$3,384,096	$5,201,126	$3,466,814

EARNINGS PER SHARE
Basic	$0.75	$0.69	$0.58
Diluted	$0.74	$0.68	$0.58

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	8,360,774	6,615,833	5,210,649
Diluted	8,396,064	6,706,235	5,210,649

The accompanying notes are an integral part of these consolidated financial statements.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

	Common shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’	Non- controlling	Total
	Shares	Amount	capital	reserve	earnings	loss	equity	interest	equity
Balance at September 30, 2019	5,166,667	$517	$5,040,156	$257,409	$2,368,512	$(828,243)	$6,838,351	$424,995	$7,263,346
Ordinary shares issued	633,333	63	-	-	-	-	63	-	63
Amortization of share-based compensation	-	-	211,049	-	-	-	211,049	-	211,049
Appropriation to statutory reserve	-	-	-	322,513	(322,513)	-		-	-
Net income (loss)	-	-	-	-	3,026,673	-	3,026,673	71,644	3,098,317
Foreign currency translation adjustment	-	-	-	-	-	440,141	440,141	10,093	450,234

Balance at September 30, 2020	5,800,000	$580	$5,251,205	$579,922	$5,072,672	$(388,102)	$10,516,277	$506,732	$11,023,009

Issuance of ordinary shares in initial public offerings, net	2,530,000	253	9,822,097	-	-	-	9,822,350	-	9,822,350
Amortization of share-based compensation	-	-	422,221	-	-	-	422,221	-	422,221
Amortization of stock options	-	-	44,910	-	-	-	44,910	-	44,910
Appropriation to statutory reserve	-	-	-	470,799	(470,799)		-	-	-
Net income	-	-	-	-	4,590,803	-	4,590,803	18,650	4,609,453
Foreign currency translation adjustment	-	-	-	-	-	610,323	610,323	2,483	612,806

Balance at September 30, 2021	8,330,000	$833	$15,540,433	$1,050,721	$9,192,676	$222,221	$26,006,884	$527,865	$26,534,749

Non-cash exercise of warrants	52,226	6	(6)	-	-	-	-	-	-
Exercise of stock options	14,000	1	140	-	-	-	141	-	141
Amortization of share-based compensation	-	-	170,883	-	-	-	170,883	-	170,883
Appropriation to statutory reserve	-	-	-	753,395	(753,395)		-	-	-
Net income	-	-	-	-	6,237,488	-	6,237,488	4,936	6,242,424
Foreign currency translation adjustment	-	-	-	-	-	(2,853,392)	(2,853,392)	(2,309)	(2,855,701)

Balance at September 30, 2022	8,396,226	$840	$15,711,450	$1,804,116	$14,676,769	$(2,631,171)	$29,562,004	$530,492	$30,092,496

 The accompanying notes are an integral part of these consolidated financial statements

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2022	2021	2020
Cash flows from operating activities
Net income	$6,242,424	$4,609,453	$3,098,317
Adjustments to reconcile net income to cash provided (used in) by operating activities
Allowance for doubtful accounts	116	2,948	22,137
Depreciation and amortization	218,526	228,547	230,597
Inventory reserve (recovery) reverse	(138,354)	(312,532)	29,539
Deferred income tax	19,012	29,109	(7,751)
Amortization of operating lease right-of-use assets	150,978	58,147	-
Amortization of stock-based compensation	170,883	44,910	-
Unrealized foreign currency exchange loss (gain)	(18,831)	45,124	248
Gain on disposal of property and equipment	(725)	-	(20,150)
Changes in operating assets and liabilities:
Accounts receivable	(1,300,942)	(89,543)	(284,546)
Inventories	(157,709)	(209,011)	1,636,321
Advance to suppliers, net	(407,022)	(399,262)	(3,021,739)
Prepaid expenses and other current assets	(265,446)	2,642	72,116
Accounts payable	(141,927)	(969,414)	(1,982,205)
Operating lease liabilities	(147,812)	(49,648)	-
Taxes payable	(3,632,922)	410,716	2,662,542
Deferred revenue	(875,295)	684,030	161,045
Accrued expenses and other current liabilities	97,925	(33,092)	46,605
Net cash (used in) provided by operating activities	(187,121)	4,053,124	2,643,076

Cash flows from investing activities
Purchase of short-term investments	(5,097,816)	(2,159,920)	-
Proceeds upon redemption of short-term investments	6,776,385	470,082	-
Purchase of property and equipment	(27,695)	(51,878)	(31,885)
Proceeds from sales of property and equipment	1,613	-	-
Capital expenditures on construction-in-progress	(4,708,138)	(4,432,941)	(4,301,103)
Purchase of intangible assets	-	(269,088)	-
(Payment) refund of acquisition deposit	-	(1,000,000)	1,329,945
Net cash used in investing activities	(3,055,651)	(7,443,745)	(3,003,043)

Cash flows from financing activities
Net proceeds from issuance of Ordinary Shares in initial public offerings	-	11,271,480	-
Proceeds from exercise of stock options	140
Proceeds from short-term loans	2,631,890	1,257,225	2,033,570
Proceeds from long-term loans	578,343	1,245,871	319,342
Repayment of short-term loans	(40,780)	(2,563,433)	(2,872,778)
Repayment of long-term loans	(637,147)	(2,522,101)	-
(Repayment of) proceeds from borrowings from related parties	(96,969)	(2,262,378)	1,067,808
(Repayment of) proceeds from third party loans	-	(721,484)	238,133
(Repayment of) principal from finance lease	(173,961)	169,153	(392,030)
Payment for deferred initial public offering costs	-	(521,651)	(281,553)
Net cash provided by financing activities	2,261,516	5,352,682	112,492

Effect of changes of foreign exchange rates on cash	(81,750)	(111,300)	6,810
Net (decrease) increase in cash	(1,063,006)	1,850,761	(240,665)
Cash, beginning of year	1,903,867	53,106	293,771
Cash, end of year	$840,861	$1,903,867	$53,106

Supplemental disclosure of cash flow information
Cash paid for interest expense	$446,884	$417,266	$276,671
Cash paid for income tax	$2,290,393	$2,411	$-
Supplemental disclosure of non-cash investing and financing activities
Amortization of share-based compensation for initial public offering services	$-	$422,221	$211,112
Right-of-use assets obtained in exchange for operating lease obligations	$546,323	$257,564	$-

The accompanying notes are an integral part of these consolidated financial statements.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Business

Bon Natural Life Limited (“Bon Natural” or the “Company”), through its wholly-owned subsidiaries, is engaged in the research and development, manufacturing and sales of functional active ingredients extracted from natural herb plants which are widely used by manufacturer customers in the functional food, personal care, cosmetic and pharmaceutical industries. The Company sells its products to customers located in both Chinese and international markets.

Organizations

Bon Natural Life Limited was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on December 11, 2019.

Bon Natural owns 100% equity interest of Tea Essence Limited (“Tea Essence”), an entity incorporated on January 9, 2020 in accordance with the laws and regulations in Hong Kong.

Xi’an Cell and Molecule Information Technology Limited. (“Xi’an CMIT”) was formed on April 9, 2020, as a Wholly Foreign-Owned Enterprise (“WFOE”) in the People’s Republic of China (“PRC”).

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

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION (continued)

On May 28, 2020, Xi’an CMIT entered into a series of contractual arrangements with the shareholders of the Bon Operating Companies. These agreements include, Exclusive Service Agreement, Share Pledge Agreement, Proxy Agreement, Exclusive Option Agreement, Powers of Attorney, Spousal Consent Letter, and Loan Agreement intended to guarantee the exercise of the Exclusive Option Agreements and Spouse Consents (collectively the “VIE Agreements”). Pursuant to the VIE Agreements, Xi’an CMIT has the exclusive right to provide to the Bon Operating Companies consulting services related to business operations including technical and management consulting services. The VIE Agreements are designed to provide Xi’an CMIT with the power, rights, and obligations equivalent in all material respects to those it would possess as the sole equity holder of each of the Bon Operating Companies, including control rights and the rights to the assets, property, and revenue of each of the Bon Operating Companies. As a result of our direct ownership in Xi’an CMIT and the VIE Agreements, we believe that the Bon Operating Companies should be treated as Variable Interest Entities (“VIEs”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation and we are regarded as the primary beneficiary of our VIEs. We treat our VIEs as our consolidated entities under U.S. GAAP. The Company, together with its wholly owned subsidiaries and its VIEs, is effectively controlled by the same shareholders before and after the Reorganization and therefore the Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company, its subsidiaries, and its VIEs has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Upon the completion of the Reorganization, the Company has subsidiaries in countries and jurisdictions in the PRC and Hong Kong.

On September 8, 2021, Xi’an Youpincui Biotechnology Co., Ltd (“Xi’an Youpincui”) was formed as a Wholly Foreign-Owned Enterprise (“WFOE”) in the PRC. Tea Essence owns 100% equity interest in Xi’an Youpincui. Xi’an Youpincui currently is not engaging in any active business operations and merely acting as an investment holding company.

On June 28, 2021, the Company closed its initial public offering (“IPO”) of 2,200,000 ordinary shares, par value US$0.0001 per share at a public offering price of $5.00 per share, and the Company’s ordinary shares started to trade on the Nasdaq Capital Market under the ticker symbol “BON” since June 24, 2021. On July 2, 2021, the underwriters exercised its over-allotment option to purchase an additional 330,000 shares, par value US$0.0001 per share at the price of $5.00 per share. Gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totalled $12.65 million, before deducting underwriting discounts and other related expenses, resulting in net proceeds of approximately $11.3 million.

Terminating the VIE agreements for corporate restructuring

Due to PRC legal restrictions on foreign ownership in companies that engage in online sales China, the Company originally carried out its business through Xi’an App-Chem, a domestic PRC company holding a value-added telecommunications license, through a variable interest entity structure, because foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. However, the Company’s online sales have historically generated minimal revenues. On September 28, 2021, the Company’s Board of Directors approved a restructuring of the Company’s corporate structure to terminate the original VIE contractual agreements, to convert Xi’an App-Chem from a PRC domestic company into a Sino-foreign joint venture, and to transfer 100% of the ownership interests in Xi’an App-Chem from its original shareholders to Xi’an CMIT and Xi’an Youpincui. Effective November 1, 2021, the Company completed the reorganization of its corporate structure in the PRC and are the indirect sole shareholder of Xi’an App-Chem. Xi’an App-Chem is wholly-owned by two WOFEs Xi’an CMIT and Xi’an Youpincui. Each of the WOFEs are in turn wholly-owned by Tea Essence, the Company’s direct wholly-owned subsidiary in Hong Kong. The termination of the VIE agreements as described above does not adversely affect the Company’s business, financial condition, and results of operations because the Company, together with its wholly owned subsidiaries, are effectively controlled by the same shareholders before and after the restructuring. The restructuring is therefore considered to be a recapitalization of entities under common control. Following the corporate restructuring, the value-added telecommunication license held by Xi’an App-Chem has been revoked.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Details of the subsidiaries of the Company as of September 30, 2022 were set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Bon Natural Life	December 11, 2019	Cayman Islands	Parent, 100%	Investment holding

Tea Essence	January 9, 2020	Hong Kong	100%	Investment holding

Xi’an CMIT	April 9, 2020	Xi.an City, PRC	100%	WFOE, Investment holding

Xi’an Youpincui	September 8, 2021	Xi.an City, PRC	100%	WFOE, Investment holding

PRC Subsidiaries:

Xi’an App- Chem Bio (Tech)	April 23, 2006	Xi’an City, PRC	100% owned by WFOEs	General administration and sales of the Company’s products to customers

Bon Operating Companies (owned by Xi’an App-Chem)

App-Chem Health	April 17, 2006	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Registered owner of land with an area of 12,904.5 square meters, no other business activities
App-Chem Ag-tech	April 19, 2013	Dali County, PRC	100% owned by Xi’an App-Chem	Product manufacturing
Xi’an YH	September 15, 2009	Xi.an City, PRC	100% owned by Xi’an App-Chem	Research and development of product
App-Chem Guangzhou	April 27, 2018	Guangzhou City, PRC	100% owned by Xi’an App-Chem	Raw material purchase
Tongchuan DT	May 22, 2017	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Product manufacturing
Xi’an DT	April 24, 2015	Xi’an City, PRC	75% owned by Xi’an App-Chem	Research and development of product
Tianjin YHX	September 16, 2019	Tianjin City, PRC	51% owned by Xi’an App-Chem	Raw material purchase
Gansu BMK	March 11, 2020	Jiuquan City, PRC	100% owned by Xi’an App-Chem	Product manufacturing

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The accompanying consolidated financial statements include the financial statements of the Company, and its wholly owned subsidiaries. All inter-company balances and transactions are eliminated upon consolidation.

Non-controlling interests

Non-controlling interests represent minority shareholders’ 25% ownership interest in Xi’an DT and a minority shareholder’s 49% ownership interest in Tianjin YHX as of September 30, 2022 and 2021. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Company are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income or loss for the years ended September 30, 2022, 2021 and 2020 between non-controlling interest holders and the shareholders of the Company.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Uses of estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the allowance for estimated uncollectible receivables, realizability of advance to suppliers, inventory valuations, useful lives of property, plant and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, fair value of stock-based compensation, revenue recognition and realization of deferred tax assets. The inputs into the Company’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from those estimates.

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

The Company’s operations may be further affected by the ongoing outbreak of COVID-19 pandemic, A COVID-19 resurgence could negatively affect the execution of customer contracts, the collection of customer payments, or disruption of the Company’s supply chain. The continued uncertainties associated with COVID-19 may cause the Company’s revenue and cash flows to underperform in the next 12 months. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the date the Company’s consolidated financial statements are released.

Cash and cash equivalents

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts receivable, net

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the collection is not probable, Nil, $99,528 and Nil uncollectable account receivable was written-off during the years ended September 30, 2022, 2021 and 2020, respectively. Allowance for uncollectable balances amounted to $13,337 and $14,691 as of September 30, 2022 and 2021, respectively.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advances to Suppliers, net

Advances to suppliers consist of balances paid to suppliers for inventory raw materials and construction materials associated with the Company’s construction-in-progress projects that have not been provided or received. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for unrealizable balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. As of September 30, 2022 and 2021, no allowance for doubtful account was recorded.

Inventories, net

Inventories are stated at net realizable value using weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging, expiration dates, as applicable, taking into consideration historical and expected future product sales. The Company recorded inventory reserve of $6,869 and $147,960 as of September 30, 2022 and 2021, respectively.

Short-term investments

The Company’s short-term investments consist of wealth management financial products purchased from PRC banks, which can be redeemed at any time. The banks invest the Company’s fund in certain financial instruments including money market funds, bonds or mutual funds, with floating interest rates. The carrying values of the Company’s short-term investments approximate fair value because of their short-term maturities. The interest earned is recognized in the consolidated statements of income and comprehensive income over the contractual term of these investments. As of September 30, 2022 and 2021, short-term investments consisted of the following:

	September 30, 2022	September 30, 2021

Beginning balance	$1,703,314	$-
Add: purchase wealth management financial products	5,097,816	2,159,920
Less: proceeds received upon maturity of short-term investments	(6,776,385)	(470,082)
Foreign currency translation adjustments	(24,745)	13,476
Ending balance of short-term investments	$-	$1,703,314

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment income generated from short-term investments amounted to $20,343, $565 and Nil for the years ended September 30, 2022, 2021 and 2020, respectively. The amount is included in other income in consolidated statements of income and comprehensive income.

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

Unless otherwise disclosed, the fair value of the Company’s cash, short-term investment, accounts receivable, inventories, advance to suppliers, prepaid expenses and other current assets, accounts payable, short-term bank loans, accrued expenses and other current liabilities, taxes payable and due to related parties, approximate the fair value of the respective assets and liabilities as of September 30, 2022 and 2021 based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of long-term loans approximates fair value at September 30, 2022 and 2021 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

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

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and comprehensive income in other income or expenses.

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

The Company acquired the first land use right of 4.1 acres located at Tongchuan City, Shaanxi Province of China at cost of approximately $0.2 million in 2011. The Company is now constructing a new manufacturing plant on this land and the construction of Tongchuan CIP Project was completed and put into production in December 2022. On May 10, 2021, the Company acquired another land use right of 8.2 acres at cost of approximately $0.3 million, through a government organized auction bidding in Yumen City, Gansu Province of China. The Company is now constructing a new manufacturing plant on this land and the construction of Yumen CIP Project is expected to be completed by May 2023 (see Note 8).

Impairment of long-lived Assets

Long-lived assets, such as property, plant and equipment, land use rights and long-term investment, are reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of a long-lived asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying value of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Assets to be disposed are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated. No impairment of long-lived assets was recognized as of September 30, 2022 and 2021.

Leases

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

On December 25, 2020, the Company’s subsidiary, Xi’an App-Chem (the “Lessee”) entered into a sale and leaseback agreement with Taizhongyin Finance Lease (Suzhou) Ltd. (“the Lessor”) and sold part of its plant machines with carrying value of RMB 2 million (approximately $0.3 million) to the lessor and then leases them back from the lessor within two years. Pursuant to the terms of the contract, the Company is required to pay to the lessor monthly lease payment and interest, and is entitled to obtain the ownership of these machinery and equipment at a nominal price upon the expiration of the lease. Management deemed the arrangement as a finance lease (see Note 13).

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The functional currency for Bon Natural is the U.S Dollar (“US$”). Tea Essence uses Hong Kong dollar as its functional currency. However, Bon Natural, and Tea Essence currently only serve as the holding companies and did not have active operations as of September 30, 2022. The Company operates its business through its subsidiaries in the PRC as of September 30, 2022. The functional currency of the Company’s subsidiaries is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into US$.

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	September 30, 2022	September 30, 2021	September 30, 2020
Period-end spot rate	US$1=RMB7.1135	US$1=RMB6.4580	US$1=RMB6.8033
Average rate	US$1=RMB6.5532	US$1=RMB6.5095	US$1=RMB7.0066

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

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit. The Company did not have contract assets as of September 30, 2022 and 2021.

The Company’s contract liability primarily relates to unsatisfied performance obligations when payment has been received from customers before the Company’s products are delivered, and are recorded as deferred revenue on the consolidated balance sheets. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred. Deferred revenue amounted to $188,745 and $1,096,101 as of September 30, 2022 and 2021, respectively. Revenue included in the beginning balance of deferred revenue and recognized in the years ended September 30, 2022, 2021 and 2020 amounted to $1,080,178, $403,399 and $213,734, respectively.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended September 30, 2022, 2021 and 2020 are disclosed in Note 19 of the consolidation financial statements.

Research and development expenses

The Company expenses all internal research and development costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, including manufacturing costs, facility costs of the research center, and amortization and depreciation to intangible assets and property, plant and equipment used in the research and development activities. For the years ended September 30, 2022, 2021 and 2020, research and development expense were approximately $424,558, $249,050 and $205,359, respectively.

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

Advertising expense

Advertising expenses primarily relate to promotion of the Company’s brand name and products through outdoor billboards and social media such as Weibo and WeChat. Advertising expenses are included in selling expenses in the consolidated statements of income and comprehensive income. Advertising expenses amounted to $41,578, $25,397 and $14,264 for the years ended September 30, 2022, 2021 and 2020, respectively.

Government subsidies

Government subsidies primarily relate to local government’s cash award to High and New Technology Enterprises (“HNTEs”) to encourage entrepreneurship and stimulate local economy. Such awards are granted on a case-by-case basis by local government. The Company’s subsidiary, Xi’an App-chem was approved as a HNTE and received government subsidy in the form of export sales refund and cash awards based on annual financial performance.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company recognizes government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as other operating income totaled $1,306,627, $449,972 and $362,187 for the years ended September 30, 2022, 2021 and 2020, respectively.

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of September 30, 2022, the Company had income tax payable of $602,236.

The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the years ended September 30, 2022, 2021 and 2020. As of September 30, 2022 and 2021, all of the Company’s tax returns of its PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17% (starting from May 1, 2018, VAT rate was lowered to 16%, and starting from April 1, 2019, VAT rate was further lowered to 13%), depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or recoverable net of VAT payments in the accompanying consolidated financial statements. As of September 30, 2022, the Company had VAT tax payable of $572,306.

For export sales, VAT is not imposed on gross sales price, and the VAT related to purchasing raw materials is refunded after the export is completed.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee Defined Contribution Plan

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying consolidated statements of income and comprehensive income amounted to $80,150, $54,189 and $30,724 for the years ended September 30, 2022, 2021 and 2020, respectively.

Share Based Compensation

The Company accounts for share-based payment awards exchanged for services at the estimated grant date fair value of the award. The Company issued 633,333 of its ordinary shares to third-party consultants in June 2020 in lieu of cash payment for consulting services. The company granted stock options to independent directors to purchase 36,000, 22,508 and 29,600 shares of the Company’s ordinary shares in June 2021, June 2022 and July 2022, respectively. These options generally vest on the grant date or over a one-year period.

The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model and the assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment.

Expected Term - The expected term of options represents the period that the Company’s stock-based awards are expected to be outstanding based on the simplified method, which is the half-life from vesting to the end of its contractual term.

Expected Volatility - The Company computes stock price volatility over expected terms based on its historical common stock trading prices.

Risk-Free Interest Rate - The Company bases the risk-free interest rate on the benchmark interest rate for loans from financial institutions provided by the People’s Bank of China with an equivalent remaining term.

Expected Dividend - The Company has never declared or paid any cash dividends on its common shares and does not plan to pay cash dividends in the foreseeable future, and, therefore, uses an expected dividend yield of zero in its valuation models.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended September 30, 2022, 35,290 shares of options were considered in the diluted EPS calculation using treasury stock method. For the year ended September 30, 2021, 36,000 option shares and 101,200 underwriter warrants were considered in the diluted EPS calculation using treasury stock method. There were no diluted shares for the year ended September 30, 2020.

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30, 2022, 2021 and 2020:

	For the Years ended September 30,
	2022	2021	2020
Numerator:
Net income attributable to ordinary shareholders	$6,237,488	$4,590,803	$3,026,673

Denominator:
Weighted-average number of ordinary shares outstanding – basic	8,360,774	6,615,833	5,210,649
Outstanding options	35,290	35,967	-
Outstanding warrants	-	54,435	-
Potentially dilutive shares from outstanding options and warrants	35,290	90,402	-
Weighted-average number of ordinary shares outstanding – diluted	8,396,064	6,706,235	5,210,649
Earnings per share – basic	$0.75	$0.69	$0.58
Earnings per share – diluted	$0.74	$0.68	$0.58

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income (loss) in the consolidated statements of income and comprehensive income.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Segment Reporting

The Company uses the management approach in determining reportable operating segments. The management approach considers the internal reporting used by the Company’s chief operating decision maker for making operating decisions about the allocation of resources of the segment and the assessment of its performance in determining the Company’s reportable operating segments. Management has determined that the Company has one operating segment (See Note 19).

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10 and ASU 2020-02. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the effects of the guidance on the Company’s consolidated financial statements and related disclosures.

In March 2020, the FASB issued ASU No. 2020–04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The pronouncement provides temporary optional expedients and exceptions to the current guidance on contract modifications and hedge accounting to ease the financial reporting burden related to the expected market transition from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates. The guidance was effective for all entities upon issuance and generally can be applied to applicable contract modifications through December 31, 2022. The Company is currently evaluating the effects of the guidance on the Company’s consolidated financial statements and related disclosures.

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

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3— LIQUIDITY

As reflected in the Company’s consolidated financial statements, the Company is currently constructing two new manufacturing plants. As of September 30, 2022, the Company had future minimum capital expenditure commitment on its construction-in-progress (“CIP”) project of approximately $728,470 within the next twelve months. The Company’s Tongchuan project was fully completed and put into production in December 2022 and Yumen project is estimated to be completed in May 2023. The amount of working capital requirement related to these projects will be $1.2m (see Note 8). The Company also had unpaid tax liabilities of approximately $1.2 million, which are expected to be settled with local tax authorities within one year. Furthermore, the ongoing outbreak of COVID-19 may continue to negatively impact the Company’s business operations. A resurgence could negatively affect the Company’s ability to fulfil customer sales orders and collect customer payments timely, or disrupt the Company’s supply chain. As a result, there is a possibility that the Company’s revenue and cash flows may underperform in the next 12 months.

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. In June 2021, the Company closed its initial public offering and received net proceeds of approximately $11.3 million (see Note 1 and Note 15). On January 17, 2022, the Company closed a private offering of ordinary shares and received subscription proceeds of $2.2 million (see Note 20).

As of September 30, 2022, the Company had cash on hand of $840,861. The Company also had outstanding accounts receivable of approximately $6.8 million, of which approximately $5.0 million or 73.5% has been subsequently collected as of the date of this filing. As of September 30, 2022, the Company had outstanding bank loans of approximately $4.8 million from several PRC banks (including short-term bank loans of $2.4 million, current portion of long-term bank loans of approximately $2.1 million and long-term loan of $0.2 million). Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and the Company’s good credit history. In addition to the current borrowings, from December 2020 to December 2021, the Company secured an aggregate of $3.9 million (RMB 28 million) lines of credit with PRC banks as working capital loan (including $2.1 million line of credit with Shanghai Pudong Development Bank for one year and $1.8 million line of credit with Qishang Bank for three years.) (see Note 10). As of the date of this filing, the Company had borrowed $1.8 million (RMB 13 million) out of these lines of credit and had the availability to borrow additional maximum loans of $2.1 million (RMB 15 million) under these lines of credit before December 2023.

Based on the current operating plan, management believes that the above-mentioned measures, including cash on hand of $840,861, $2.2 million proceeds from private offering of ordinary shares in January 2023 and the $2.4 million unused line of credit, collectively will provide sufficient liquidity for the Company to settle the tax liabilities, to meet its future liquidity and capital expenditure requirement on the CIP projects for at least 12 months from the date the Company’s consolidated financial statements are issued.

NOTE 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	September 30, 2022	September 30, 2021

Accounts receivable	$6,797,644	$6,167,498
Less: allowance for doubtful accounts	(13,337)	(14,691)
Accounts receivable, net	$6,784,307	$6,152,807

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — ACCOUNTS RECEIVABLE, NET (continued)

The Company’s accounts receivable primarily includes balance due from customers when the Company’s products are sold and delivered to customers. Approximately $5.0 million or 73.5% of the net Accounts receivable balance as of September 30, 2022 has been collected as of the date of the Company’s consolidated interim financial statements are released.

The following table summarizes the Company’s accounts receivable and subsequent collection by aging bucket:

Accounts Receivable by aging bucket	Balance as of September 30, 2022	Subsequent collection	% of subsequent collection

Less than 3 months	$6,783,125	$4,982,674	73.5%
From 4 to 6 months	1,814	1,147	63.2%
From 7 to 9 months	221	-	-
From 10 to 12 months	-	-	-
Over 1 year	12,484	141	1.1%
Total gross accounts receivable	6,797,644	4,983,962	73.3%
Allowance for doubtful accounts	(13,337)	-
Accounts Receivable, net	$6,784,307	$4,983,962	73.5%

Allowance for doubtful accounts movement is as follows:

	September 30, 2022	September 30, 2021

Beginning balance	$14,691	$93,032
Additions	-	16,891
Write-off uncollectible balance	-	(99,548)
Foreign currency translation adjustments	(1,354)	4,316
Ending balance	$13,337	$14,691

NOTE 5 – INVENTORIES, NET

Inventories, net, consist of the following:

	September 30, 2022	September 30, 2021

Raw materials	$677,042	$555,321
Finished goods	1,051,947	1,189,131
Inventory valuation allowance	(6,869)	(147,960)
Total inventory, net	$1,722,120	$1,596,492

NOTE 6 –ADVANCES TO SUPPLIERS, NET

Advances to suppliers, net, consist of the following:

	September 30, 2022	September 30, 2021

Advances to suppliers for inventory raw materials	$4,091,990	$4,094,312
Less: allowance for doubtful accounts	-	-
Advances to suppliers, net	$4,091,990	$4,094,312

September 30, 2021 advance to supplier balance has been fully realized by January 2022. For the balance as of September 30, 2022, approximately $3.3 million or 81.0% of advances to suppliers for inventory raw materials balances has been realized when the Company received the purchased inventory raw materials from suppliers, and the remaining balance is expected to be realized in January 2023.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7— ACQUISITION DEPOSIT

On July 6, 2021, the Company entered into a consulting agreement with a New York based consulting firm (“the consulting firm”), pursuant to which, the consulting firm will help the Company to (i) identify appropriate business partner candidates in New York or California in order to jointly establish a research and development center in the United States for future new product development; (ii) find opportunities to establish business relationship with U.S based companies with OEM demand and utilize the Company’s manufacturing strength and capability to manufacture healthcare ingredient products for U.S companies under the OEM arrangement and (iii) help the Company to purchase or lease appropriate commercial facilities in the U.S., etc. The consulting firm will be compensated with $30,000 in exchange for performing these designated consulting services. Given the fact that the Company lacks of credit history in the U.S, the Company is required to make a deposit of $1.5 million to the consulting firm. As of September 30, 2021, the Company has made deposit of $1 million to the consulting firm and recorded it as acquisition deposit on the balance sheets. No additional deposit was ever made during the year ended September 30, 2022.

Due to recent COVID-19 resurgence in Xi’an City and government mandatory quarantine and city lockdown, on January 20, 2022, the Company and the consulting firm signed a supplemental agreement to lower down the required deposit from original $1.5 million to $1 million. As a result, the Company does not have further obligation to make additional deposit to the consulting firm.

As of September 30, 2022, the consulting firm has delivered a potential acquisition target to the Company, which is a small R&D firm developing anti-aging formulas. The consulting firm is now helping the Company to perform due diligence work and the Company is now negotiating the detailed terms with this acquisition target. The intended acquisition is expected to be completed around March 2023. The Company may, at its discretion, terminate the consulting agreement and request for full refund of the deposit anytime if the due diligence work fails or the final acquisition terms not reached by both parties.

NOTE 8— PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following:

	September 30, 2022	September 30, 2021

Buildings	$967,530	$1,065,736
Machinery, equipment and furniture	1,866,760	2,037,311
Motor Vehicles	201,537	222,679
Construction-in-progress (“CIP”) (1)	20,274,698	17,555,078
Subtotal	23,310,525	20,880,804
Less: accumulated depreciation	(1,686,088)	(1,652,162)
Property, plant and equipment, net	$21,624,437	$19,228,642

Depreciation expense was $210,916, $219,906 and $226,527 for the years ended September 30, 2022, 2021 and 2020, respectively.

(1)	Construction-in-progress (“CIP”) represents direct costs of construction incurred for the Company’s manufacturing facilities. On August 16, 2017, the Company’s subsidiary, Xi’an App-Chem Bio(Tech) Co.,Ltd. started to construct a new manufacturing plant in Tongchuan City (“Tongchuan Project”), Shaanxi Province, with total budget of RMB 95.0 million (approximately $13.4 million) for construction of the main body of the manufacturing plant, plant decoration and purchase of machinery and equipment. The total budget increased to RMB 114.0 million (approximately $16.0 million) on July 2, 2021 due to increased material and labor cost, as well as longer construction period caused by COVID-19 pandemic. The construction of Tongchuan Project was fully completed and put into production in December 2022.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8— PROPERTY, PLANT AND EQUIPMENT, NET (continued)

On May 10, 2021, a subsidiary of the Company’s Xi’an App-Chem, Gansu Baimeikang Bioengineering Co., Ltd. obtained a land use right and started to construct a new manufacturing plant in Yumen City (“Yumen Project”), Gansu Province, with total budget of RMB 40.0 million (approximately $5.6 million) including the construction of the main body of the manufacturing plant, plant decoration and purchase of machinery and equipment. The construction of Yumen Project is initially expected to be completed by October 2022. Due to resurgence of the COVID-19 pandemic, which resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines and travel bans, the construction work is estimated to be completed in May 2023.

As of September 30, 2022, the Company has spent approximately RMB 144.2 million (approximately $20.3 million) on the CIP projects located in Tongchuan and Yumen, and future minimum capital expenditures on these two CIP projects are estimated to be approximately $728,470, among which approximately $196,809 is required for the next 12 months. The Company currently plans to support its ongoing CIP project construction through cash flows from operations, cash on hand and bank borrowings.

As of September 30, 2022, future minimum capital expenditures on the Company’s two CIP projects are estimated as follows:

Years ending September 30,	Tongchuan CIP Project	Yumen CIP Project	Total
2023	$-	$196,809	$196,809
2024	-	-	-
2025	-	-	-
2026	306,737	224,924	531,661
Total	$306,737	$421,733	$728,470

NOTE 9 – INTANGIBLE ASSETS, NET

Intangible assets, net mainly consist of the following:

	September 30, 2022	September 30, 2021

Land use rights	$430,985	$474,731
Less: accumulated amortization	(64,818)	(63,675)
Land use rights, net	$366,167	$411,056

Amortization expense was $7,610, $8,641 and $4,070 for the years ended September 30, 2022, 2021 and 2020, respectively. Estimated future amortization expense for intangible assets is as follows:

Years ending September 30,	Amortization expense

2023	$8,934
2024	8,934
2025	8,934
2026	8,934
2027	8,934
Thereafter	321,497
Total	$366,167

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10— DEBT

The Company borrowed from PRC banks, other financial institutions and third-parties as working capital funds. As of September 30, 2022 and 2021, the Company’s debt consisted of the following:

(a) Short-term loans:

		September 30, 2022	September 30, 2021

Xi ‘an Xinchang Micro-lending Co. Ltd. (“Xinchang”)	(1)	$-	$12,904
China Construction Bank (“CCB’)	(2)	34,765	28,477
Shanghai Pudong Development Bank (“SPD Bank”)	(3)	1,405,777	-
China Construction Bank (“CCB’)	(4)	140,578	-
Beijing Bank	(5)	$843,467	$-
Total short-term loans		$2,424,587	$41,381

(1) On November 4, 2020, the Company’s subsidiary, Xi’an App-Chem, entered into a loan agreement with Xi’an Xinchang Micro-lending Co. Ltd. (“Xinchang”) to borrow RMB 1.0 million (equivalent to US$154,847) as working capital for one year, with maturity date on November 3, 2021 and interest rate of 15.12% per annum. The loan was fully repaid upon maturity.

(2) On January 12, 2021, the Company’s subsidiary, Tongchuan DT entered into a loan agreement with China Construction Bank (“CCB’) to borrow RMB 183,903 (equivalent to US$28,477) as working capital for one year, with maturity date on January 12, 2022 and interest rate of 3.85% per annum. The loan was fully repaid upon maturity.

On January 13, 2022, Tongchuan DT entered into another loan agreement with China Construction Bank (“CCB’) to borrow RMB 247,300 (equivalent to US$34,765) as working capital for one year, with maturity date on January 13, 2023 and interest rate of 3.8525% per annum. The loan was subsequently fully repaid upon maturity.

(3) On December 6, 2021, the Company’s subsidiary, Xi’an App-Chem, obtained an approval of line of credit from Shanghai Pudong Development Bank (“SPD Bank”) for a maximum of RMB 15.0 million (approximately $2.1 million) loans as working capital for one year. On January 10, 2022, the Company borrowed RMB 10.0 million (equivalent to US$1.4 million) short-term loan out of this line of credit as working capital for one year, with interest rate of 5.0% per annum and maturity date on January 10, 2023. A third-party Xi’an Financial Guarantee Co., Ltd. provided guarantee to this loan and the Company paid $15,260 for the guarantee service. In addition, the Company pledged its 100% ownership interest in App-Chem Health and certain free patent owned by the Company as collateral to guarantee this loan. As of the date of this filing, the Company had the availability to borrow additional approximately RMB 5.0 million (equivalent to US$0.7 million) from SPD Bank before December 5, 2022. The loan was subsequently fully repaid upon maturity.

(4) On May 18, 2022, Xi’an App-Chem’s subsidiary, Tianjin YHX, entered into a loan agreement with China Construction Bank to borrow RMB 1.0 million (equivalent to US$140,578) as working capital for one year, with maturity date on May 18, 2023 and interest rate of 3.96% per annum.

(5) On June 23, 2022, the Company’s subsidiary, Xi’an App-Chem, entered into a loan agreement with Beijing Bank to borrow RMB 6.0 million (approximately US$0.8 million) short-term loan as working capital for one year, with interest rate of 5.22% per annum and maturity date on June 22, 2023. The Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu provided guarantee to this loan. In addition, the Company pledged its 100% ownership interest in App-Chem Ag-tech and certain patent owned by the Company as collateral to guarantee this loan.

(b) Long-term loans:

		September 30, 2022	September 30, 2021

Xi’an High-Tech Emerging Industry Investment Fund Partnership	(6)	1,082,449	1,238,774
Webank Co., Ltd.	(7)	212,808	156,377
China Resources Shenzhen International Investment Trust	(8)	79,661
Huaxia Bank	(9)	590,426	743,264
Qishang Bank	(10)	210,867	387,117
Webank Co., Ltd.	(11)	50,005	96,005
China Resources Shenzhen International Investment Trust	(12)	99,576	-
Total		2,325,792	2,621,537
Less: current portion of long-term loans		(2,135,979)	(448,005)
Total long-term loans		$189,813	$2,173,532

(6) On June 26, 2017, the Company’s subsidiary, Xi’an App-Chem, entered into a loan agreement with third-party Xi’an High-tech Emerging Industries Investment Fund Partnership (the “Lender”) to borrow RMB 8.0 million (approximately $1.2 million) as working capital for three years, with maturity date on June 25, 2020 and an interest rate of 3.8% per annum. The Company’s controlling shareholder, Mr. Yongwei Hu, pledged his proportionate ownership interest in Xi’an App-chem as collateral to safeguard this loan.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10— DEBT (continued)

The loan matured on June 25, 2020 and not repaid on time due to COVID-19 impact. The Company has negotiated with the Lender to extend the loan repayment date to December 25, 2022 in accordance with a COVID-19 relief notice issued by local government, with adjusted interest rate of 4.75% per annum during the period from June 26, 2020 to June 25, 2021, and 5.225% per annum during the period from June 26, 2021 to December 25, 2022. On September 29, 2022, the Company repaid RMB 0.3 million (equivalent to $42,173), and the remaining balance of RMB 7.7 million (approximately $1.1 million) was reclassified as current portion of long-term loans as of September 30, 2022.

(7) On January 19, 2020, the Company’s subsidiary, Xi’an App-Chem, entered into a loan agreement with Shenzhen Qianhai WeBank Co., Ltd, to borrow RMB 87,500 (equivalent to US$13,549) as working capital for 27 months, with maturity date on April 12, 2022 and interest rate of 18.0% per annum. In addition, on October 22, 2020, Xi’an App-Chem, entered into two loan agreements with Shenzhen Qianhai WeBank Co., Ltd, to borrow an aggregate of RMB 922,381 (equivalent to US$142,827) loans as working capital for two years, with maturity date on October 12, 2022 and interest rate of 14.4% per annum. These loans were fully repaid on February 11, 2022.

On February 10, 2022, Xi’an App-Chem, entered into two loan agreements with Shenzhen Qianhai WeBank Co., Ltd, to borrow an aggregate of RMB 1.51 million (equivalent to US$212,808) loans as working capital for two years, with maturity date on February 12, 2024 and interest rate of 8.1% per annum. Loans from Shenzhen Qianhai WeBank Co., Ltd, in the amount of RMB 1,068,571 (equivalent to US$150,217) was reclassified as current portion of long-term loans as of September 30, 2022.

(8) On February 11, 2022, Xi’an App-Chem, entered into another loan agreement with China Resources Shenzhen International Investment Trust to borrow RMB 566,667 (equivalent to US$79,661) loans as working capital for two years, with maturity date on February 12, 2024 and interest rate of 12.6% per annum. Loans from China Resources Shenzhen International Investment Trust in the amount of RMB 400,000 (equivalent to US$ $56,231) was reclassified as current portion of long-term loans as of September 30, 2022.

(9) On April 3, 2020, Xi’an App-Chem, obtained a line of credit approval from Huaxia Bank for a maximum of RMB 15 million (approximately $2.1 million) loans, including RMB 3 million (approximately US$0.4 million) loans as working capital for one year with fixed interest rate of 9% per annum and RMB 12 million (approximately $1.7 million) loans as working capital for three years with fixed interest rate of 6.6% per annum. On April 16, 2020, the Company borrowed RMB 2.0 million (approximately $0.3 million) out of a line of credit from Huaxia Bank as working capital for three years, with the interest rate of 6.6% per annum and maturity date on April 16, 2023. From May 14, 2021 to July 7, 2021, Xi’an App-Chem, entered into additional two loan agreements with Huaxia Bank, to borrow total of RMB 3.0 million (approximately $0.4 million) as working capital for two years, with interest rate of 8.5% per annum and maturity date on May 14, 2023 and July 8, 2023, respectively. As of September 30, 2022, the Company borrowed total of RMB 5 million (approximately $0.7 million) long-term loans out of this line of credit. According to the loan repayment terms, the Company repaid RMB 0.8 million (equivalent to $112,462) to Huaxia Bank before September 30, 2022 and the remaining balance of RMB 4.2 million (equivalent to $590,426) was reclassified as current portion of long-term loans as of September 30, 2022.

(10) On December 10, 2020, the Company’s subsidiary, Xi’an App-Chem, obtained an approval of line of credit from Qishang Bank Co., Ltd. (“Qishang Bank”) for a maximum of RMB 13 million (approximately $1.8 million) loans as working capital. On December 15, 2020, the Company borrowed RMB 3.0 million (approximately $0.4 million) as working capital for three years, with maturity date on December 13, 2023 and interest rate of 6.65% per annum. The Company pledged certain free patent owned by the Company as collateral to safeguard this loan. In addition, the Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu, also pledged their personal residence properties as collateral to safeguard this loan. The Company repaid RMB 1.5 million (equivalent to $210,867) before September 30, 2022 and the outstanding loan balance as of September 30, 2022 was RMB 1.5 million (equivalent to $210,867). According to the payment term, the Company is required to repay RMB 0.5 million (equivalent to US$70,289) on December 21, 2022 and June 21, 2023, respectively, with the remaining balance of RMB 0.5 million (equivalent to US$70,289) to be repaid upon maturity. Accordingly, as of September 30, 2022, RMB 1.0 million (equivalent to US$140,578) was reclassified as current portion of long-term loans. As of the date of this filing, the Company had the availability to borrow additional approximately $1.4 million (RMB 10.0 million) from Qishang Bank before December 9, 2023.

(11) On June 20, 2021, Xi’an App-Chem’s subsidiary, Tianjin YHX, entered into a loan agreement with Shenzhen Qianhai WeBank Co., Ltd, to borrow RMB 620,000 (equivalent to US$96,005) as working capital for 24 months, with maturity date on June 20, 2023 and interest rate of 14.4% per annum. The Company repaid RMB 354,286 (equivalent to US$58,652) during the year ended September 30, 2022, and the remaining balance as of September 30, 2022 amounted to RMB 265,714 (equivalent to US$37,353).

On March 14, 2022, Tianjin YHX, entered into another loan agreement with Shenzhen Qianhai WeBank Co., Ltd, to borrow RMB 90,000 (equivalent to US$12,652) as working capital for 24 months, with maturity date on March 20, 2024 and interest rate of 15.39% per annum.

Loans from Shenzhen Qianhai WeBank Co., Ltd, in the amount of RMB 325,714 (equivalent to US$45,788) was reclassified as current portion of long-term loans as of September 30, 2022.

(12) On March 1, 2022, Tianjin YHX, entered into a loan agreement with China Resources Shenzhen International Investment Trust, to borrow RMB 0.7 million (equivalent to US$99,576) as working capital for 24 months, with maturity date on February 20, 2024 and interest rate of 16.2% per annum.

For the above-mentioned short-term and long-term loans from PRC banks and financial institutions, interest expense amounted to $446,884, $417,266 and $329,102 for the years ended September 30, 2022, 2021 and 2020, respectively.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10— DEBT (continued)

As of the date of this filing, the Company had the availability to borrow approximately $1.4 million (RMB 10 million) line of credit from Qishang Bank before December 2023.

NOTE 11 — RELATED PARTY TRANSACTIONS

(a) Due to related parties

	Related party relationship	September 30, 2022	September 30, 2021

Wenhu Guo	Senior Management of the Company	$3,290	$3,376
Yongwei Hu	Chief Executive Officer and Controlling shareholder of the Company	6,583	-
Jing Liu	Wife of the controlling shareholder	-	35,615
Sheying Wang	Senior Management of the Company	3,093	3,407
Yuantao Wang	49% shareholder of Tianjin YHX	59,870	202,706
Total due to related parties		$72,836	$245,104

As of September 30, 2022 and 2021, the balance of due to related parties was comprised of the Company’s borrowings from related parties and was used for working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand.

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

Hong Kong

Tea Essence Limited (“Tea Essence”) is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Tea Essence did not generate any assessable profits derived from Hong Kong sources in the years ended September 30, 2022, 2021 and 2020, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Under PRC CIT Law, domestic enterprises and Foreign Investment Enterprises (“FIEs”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis by local government as preferential tax treatment to High and New Technology Enterprises (“HNTEs”).

Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. The Company’s subsidiary, Xi’an App-Chem was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning October 18, 2017, which is valid for three years. In December 2020, Xi’an App-Chem successfully renewed its HNTE Certificate with local government and will continue to enjoy the reduced income tax rate of 15% for another three years by December 1, 2023.

CIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for the years ended September 30, 2022, 2021 and 2020 were reported at a blended reduced rate as a result of Xi’an App-chem being approved as a HNTE and enjoying a 15% reduced income tax rate, but subsidiaries of Xi’an App-chem are subject to a 25% income tax rate. The impact of the tax holidays noted above decreased foreign taxes by $825,899, $514,327 and $372,517 for the years ended September 30, 2022, 2021 and 2020, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.10, $0.08 and $0.07 for the years ended September 30, 2022, 2021 and 2020, respectively.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — TAXES (continued)

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended September 30, 2022, 2021 and 2020:

	For the Years Ended September 30,
	2022	2021	2020
PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of income tax holiday	(11.0)%	(9.5)%	(10.0)%
Permanent difference	0.1%	0.5%	0.0%
Research and development deduction	(4.2)%	(3.4)%	(0.4)%
Change in valuation allowance	7.0%	2.5%	0.6%
Effective tax rate	16.9%	15.1%	15.2%

The components of the income tax provision (benefit) are as follows:

	For the Years Ended September 30,
	2022	2021	2020
Current tax provision:
Cayman Islands	$-	$-	$-
Hong Kong	-	-	-
China	1,248,013	791,822	564,013
Sub-total	1,248,013	791,822	564,013
Deferred tax provision (benefit):
Cayman Islands	-	-
Hong Kong	-	-
China	19,012	29,109	(7,751)
Sub-total	19,012	29,109	(7,751)
Income tax provision	$1,267,025	$820,931	$556,262

Deferred tax assets

The Company’s deferred tax assets are comprised of the following:

	September 30, 2022	September 30, 2021

Deferred tax assets derived from allowance for doubtful accounts and net operating losses (“NOL”)	$257,947	$237,696
Less: valuation allowance	(255,179)	(215,354)
Deferred tax assets	$2,768	$22,342

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

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — TAXES (continued)

A valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. The Company has subsidiaries in the PRC, among which 7 entities, including Xi’an CMIT, App-Chem Ag-tech, App-Chem Guangzhou, Tongchuan DT, Xi’an DT, Tianjin YHX and Gansu BMK, reported recurring operating losses since their inception and the chances for these subsidiaries that suffered recurring losses in prior period to become profitable in the foreseeable near future and to utilize their net operating loss carry forwards were remote. Accordingly, the Company provided valuation allowance of $255,179 and $215,354 for the deferred tax assets of these subsidiaries as of September 30, 2022 and 2021, respectively.

As of September 30, 2022, all of the Company’s tax returns of its PRC subsidiaries remain open for statutory examination by PRC tax authorities.

(b) Taxes payable

Taxes payable consist of the following:

	September 30, 2022	September 30, 2021

Income tax payable	$576,098	$1,691,007
Value added tax payable	572,306	3,262,532
Other taxes payable	91,304	98,479
Total taxes payable	$1,239,708	$5,052,018

As of September 30, 2022 and 2021, Company had accrued tax liabilities of approximately $1.2 million and $5.1 million, respectively, mostly related to the unpaid value added tax and income tax in China. The tax liabilities balance of $1.2 million as of September 30, 2022 was paid in October 2022.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — FINANCE LEASE LIABILITIES

On December 25, 2020, the Company’s subsidiary, Xi’an App-Chem (the “Lessee”) entered into a sale and leaseback agreement with Taizhongyin Finance Lease (Suzhou) Ltd. (“the Lessor”) and sold part of its plant machines with carrying value of RMB 2.0 million (approximately $0.3 million) to the lessor and then leases them back from the lessor within two years. Pursuant to the terms of the contract, the Company is required to pay to the lessor monthly lease payment and interest, and is entitled to obtain the ownership of these machinery and equipment at a nominal price upon the expiration of the lease. Management accounted for the amount received as a finance lease liability. During the lease term, each minimum lease payment is allocated between a reduction of the obligation and interest expense to produce a constant periodic rate of interest on the remaining balance of the obligation. Total accumulated interest on the leased equipment is $425 as of September 30, 2022.

The maturities of the Company’s finance lease liabilities are as follows:

US$
Year Ending September 30,
2023	$26,710
Total	$26,710

NOTE 14 - OPERATING LEASE

The Company entered into following lease agreements to lease its factory in Dali County, Shaanxi Province of China and its office spaces in Xi’an City, Shaanxi Province of China. The Company intend to continue these leases for the next three years.

On January 1, 2020, the Company entered into a five-years lease agreement with an individual to rent a factory space of 19,333 square meters at Dali County, PRC. The rental payment related to the lease were $22,890, $23,043 and $16,056 for the years ended September 30, 2022, 2021 and 2020, respectively.

On June 30, 2020, the Company entered into a one-year lease agreement with Pioneering Park of Xi’an High-tech Zone to rent an office space of 807 square meters at Xi’an City, PRC. On June 3, 2021, the Company renewed the lease agreement with three years term from July 1, 2021 to June 30, 2024. The rental payment related to these leases were $47,487, $42,494 and $9,870 for the years ended September 30, 2022, 2021 and 2020, respectively.

On April 6, 2022, the Company entered into a three-years lease agreement with Xi’an Droplets Culture Ltd. to rent an office space of 1163 square meters at Xi’an City, PRC. The rental payment related to the lease were $97,351 for the years ended September 30, 2022.

Balance sheet information related to the operating lease is as follows:

	September 30, 2022	September 30, 2021

Operating lease assets:
Operating lease right of use assets	$546,690	$201,007
Total operating lease assets	546,690	201,007

Operating lease obligations:
Current operating lease liabilities	230,182	62,871
Non-current operating lease liabilities	327,202	146,703
Total operating lease obligations	$557,384	$209,574

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - OPERATING LEASE (continued)

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

September 30, 2022
Weighted-average remaining lease term	2.4 years

Weighted-average discount rate	4.75%

The following table summarizes the maturity of operating lease liabilities as of September 30, 2022:

12 months ending March 31,	US$
2023	$250,681
2024	242,579
2025	94,955
Total lease payments	588,215
Less: imputed interest	(30,831)
Total lease liabilities	$557,384

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

In connection with the Company’s IPO, the Company agreed to issue to the underwriters with warrants to purchase up to a total of 101,200 ordinary shares of the Company, with warrant terms of five years and an exercise price of $5.00 per share, among which 50,600 shares of warrants had been exercised on October 1, 2021 by cashless method, which resulted in 20,381 ordinary shares issued with no proceeds received by the Company from this transaction. Subsequently, on July 13, 2022, the underwriters elected to exercise the remaining 50,600 shares of warrants under the cashless method, which resulted in 31,845 ordinary shares issued with no proceeds received by the Company from this transaction.

As of September 30, 2022 and 2021, the Company had 8,396,226 and 8,330,000 shares of ordinary shares issued and outstanding, respectively.

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

The warrants are exercisable at any time, and from time to time, in whole or in part, commencing 180 days from the closing of the IPO. Management determined that these warrants meet the requirements for equity classification under ASC 815-40. On October 1, 2021, the underwriters elected to exercise 50,600 shares of warrants with cashless exercise, which resulted in 20,381 ordinary shares issued with no proceeds received by the Company from this transaction. Subsequently, on July 13, 2022, the underwriters elected to exercise the remaining 50,600 shares of warrants under the cashless method, which resulted in 31,845 ordinary shares issued with no proceeds received by the Company from this transaction.

A summary of warrants activity for the years ended September 30, 2022, 2021 and 2020 was as follows:

	Number of warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding, September 30, 2020	-	-	-
Granted	101,200	$5.00	-
Forfeited	-	-	-
Exercised	-	-	-
Exercisable, September 30, 2021	101,200	$5.00	-
Granted	-	-	-
Forfeited	-	-	-
Exercised	(101,200)	5.00	-
Outstanding, September 30, 2022	-	$-	-
Exercisable, September 30, 2022	-	$-	-

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15— SHAREHOLDERS’ EQUITY (continued)

Non-controlling interest

The Company’s subsidiary, Xi’an App-chem, owns majority of the equity interest in the following two entities: Xi’an Dietary Therapy Medical Technology Co., Ltd (“Xi’an DT”) and Tianjin Yonghexiang Bio(Tech) Co., Ltd. (“Tianjin YHX”) Non-controlling interests represent minority shareholders’ 25% ownership interests in Xi’an DT and 49% ownership interest in Tianjin YHX. The following table reconciles the non-controlling interest as of September 30, 2022 and 2021:

	Xi’an DT	Tianjin YHX	Total
As of September 30, 2021	$483,037	$44,828	$527,865
Net income (loss) attributable to non-controlling interest	(9,312)	14,248	4,936
Foreign currency translation adjustment	(913)	(1,396)	(2,309)
As of September 30, 2022	$472,812	$57,680	$530,492

Statutory reserve and restricted net assets

Relevant PRC laws and regulations restrict the Company’s PRC subsidiaries from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company without the consent of a third party.

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

The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S GAAP differ from those in the statutory financial statements of the WFOE and its subsidiaries. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

In light of the foregoing restrictions, the Company’s WFOE Xi’an CMIT and subsidiaries are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict the WFOE and its subsidiaries from transferring funds to the Company in the form of dividends, loans and advances.

As of September 30, 2022 and 2021, the restricted amounts as determined pursuant to PRC statutory laws totaled $1,804,116 and $1,050,721, respectively, and total restricted net assets amounted to $17,516,406 and $16,591,987, respectively.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - SHARE-BASED COMPENSATION

On June 23, 2020, the Company entered into consulting service agreements with three third-party consultants (collectively the “Consultants”), pursuant to which, the Consultants provided public listing related consulting services to the Company in connection with the Company’s intended IPO effort. The Company issued 633,333 of its ordinary shares to the Consultants in lieu of cash payment for such services. The 633,333 shares are valued at $633,333. Such service fee had been amortized over the service period from June 23, 2020 to June 22, 2021.

The Company applied ASC 718 and related interpretations in accounting for measuring the cost of share-based compensation over the period during which the consultants are required to provide services in exchange for the issued shares. For the years ended September 30, 2022, 2021 and 2020, Nil, $422,221 and $211,112 share-based compensation expenses were recognized and capitalized as part of the deferred initial public offering costs, respectively, then charged to shareholders’ equity upon the completion of the IPO, as the consultants’ services directly related to the Company’s intended IPO.

Pursuant to the Director Service Agreements with the Company’s independent directors and following the completion of the Company’s IPO, on June 23, 2021, the Company granted stock options to three independent directors to purchase an aggregate of 36,000 shares of the Company’s ordinary shares, par value of $0.0001 per share, at exercise price of $0.01 per share for a fair value of total $179,640, as part of the compensation to these independent directors. The stock options granted shall vest in equal monthly installments for 12 months, commencing on July 1, 2021 until June 30, 2022.

On June 28, 2022 and July 1, 2022, independent directors were granted options to purchase 22,508 and 29,600 shares of the Company’s ordinary shares, respectively, exercisable at $0.01 per share. These stock options granted shall vest in equal monthly installments for 12 months, with expired date of June 28, 2023 and July 1, 2023, respectively. Share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses using the straight-line method over the service period.

	For the Years Ended September 30,
	2022	2021
Exercise price	$0.01	$0.01
Expected term (years)	1	1
Expected stock price volatility	114.1%	71.1%
Risk-free rate of interest	4.35%	4.35%
Expected dividend rate	0%	0%

For the years ended September 30, 2022, 2021 and 2020, stock-based compensation associated with amortization of stock option expense was $170,883, $44,910 and Nil, respectively. All stock-based compensation was recorded as a component of general and administrative expense.

The following table summarizes the Company’s stock option activities:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding, September 30, 2020	-	-	-
Granted	36,000	0.01	10.00
Forfeited
Exercised
Outstanding, September 30, 2021	36,000	$0.01	9.75
Granted	52,108	0.01	10.00
Forfeited	-	-	-
Exercised	(14,000)	0.01	-
Outstanding, September 30, 2022	74,108	$0.01	9.25
Exercisable, September 30, 2022	22,000	$0.01	8.75

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - CONCENTRATION

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance. For the years ended September 30, 2022, 2021 and 2020, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries located in the PRC.

As of September 30, 2022 and 2021, $835,462 and $1,903,453 of the Company’s cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. As of September 30, 2022 and 2021, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries located in the PRC.

The Company sells its products primarily through direct distributors in the People’s Republic of China (the “PRC”) and to some extent, the overseas customers in European countries, North America and Middle East. For the year ended September 30, 2022, three customers accounted for 35.5%, 23.9% and 15.4% of the Company’s total revenue, respectively. For the year ended September, 2021, two customers accounted for 35.5% and 26.1% of the Company’s total revenue, respectively. For the year ended September 30, 2020, three customers accounted for 29.0%, 27.2% and 14.1% of the Company’s total revenue, respectively.

As of September 30, 2022, three customers accounted for approximately 38.1%, 33.7% and 17.9% of the total accounts receivable balance, respectively. As of September 30, 2021, two customers accounted for approximately 61.0% and 33.1% of the total accounts receivable balance, respectively.

For the years ended September 30, 2022, four suppliers accounted for approximately 24.6%, 15.0%, 11.9% and 10.7% of the total purchases, respectively. For the year ended September 30, 2021, two suppliers accounted for approximately 30.1% and 13.4% of the total purchases, respectively. For the year ended September 30, 2020, two suppliers accounted for approximately 28.9% and 28.8% of the total purchases, respectively.

NOTE 18 - COMMITMENTS AND CONTINGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the years ended September 30, 2022, 2021 and 2020, the Company did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

The Company has an ongoing CIP project associated with the construction of a new manufacturing facility. As of September 30, 2022, future minimum capital expenditures on the Company’s CIP project amounted to $728,470, among which $196,809 is required for the next 12 months from the date the Company’s consolidated interim financial statements are released (see Note 8).

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

The Company’s conducts its business in China through its wholly-owned subsidiaries. The Company’s subsidiary, Xi’an App-chem, is primarily engaged in the general administration and sales of the Company’s products. The subsidiaries of Xi’an App-chem are engaged in the manufacturing, research and development and raw material purchase (see Note 1).

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

Revenue by region

	For Years ended September 30,
	2022	2021	2020
PRC	$28,756,333	$23,704,259	$15,461,801
Overseas	1,152,228	1,790,305	2,758,158
Total revenue	$29,908,561	$25,494,564	$18,219,959

Revenue by product categories

The summary of our total revenues by product categories for the years ended September 30, 2022, 2021 and 2020 was as follows:

	For Years ended September 30,
	2022	2021	2020
Fragrance compounds	$13,710,556	$12,744,029	$7,879,300
Health supplements (solid drinks)	7,145,708	6,655,982	3,887,096
Bioactive food ingredients	9,052,297	6,094,553	6,453,563
Total revenue	$29,908,561	$25,494,564	$18,219,959

NOTE 20 - SUBSEQUENT EVENTS

(1). Bank Loans

On December 30, 2022, the Company’s subsidiary, Tongchuan DT entered into a loan agreement with China Construction Bank (“CCB’) to borrow RMB 312,159 (equivalent to US$43,966) as working capital for one year, with maturity date on December 30, 2022, 2023 and interest rate of 3.95% per annum.

On January 16, 2023, the Company’s subsidiary, Xi’an App-Chem, entered into a loan agreement with Shanghai Pudong Development Bank (“SPD Bank”) to borrow RMB 10 million (equivalent to US$1.6 million) as working capital for one year, with interest rate of 4.3% per annum and maturity date on January 16, 2024. The Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu, provided guarantee to this loan.

(2). Closing of Private Offering of Shares and Warrants

On January 17, 2023, the Company closed a private offering of ordinary shares and warrants to purchase ordinary shares. A total of 2,750,000 ordinary shares were issued to a total of five investors (the “Investors”) at a subscription price of $0.80 per share, for total subscription proceeds of $2,200,000. In addition, for each share subscribed for by the Investors, the Company issued one warrant to purchase one ordinary share at an exercise price of $0.88 per share, exercisable for a period of 24 month. Following the close of the offering the Company have a total of 11,146,226 ordinary shares issued and outstanding.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21— FINANCIAL INFORMATION OF THE PARENT COMPANY

Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X require the financial information of the parent company to be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company, therefore, the financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the statements of comprehensive income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been or omitted.

The Company did not pay any dividend for the periods presented. As of September 30, 2022 and 2021, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

PARENT COMPANY BALANCE SHEETS

	September 30, 2022	September 30, 2021

ASSETS
CURRENT ASSETS
Cash	$1,221	$245,081
Acquisition deposit	1,000,000	1,000,000
Due from subsidiaries	9,402,525	10,000,000
Prepaid expenses and other current assets	42,749	2,600
TOTAL CURRENT ASSETS	10,446,495	11,247,681

NON-CURRENT ASSETS
Investment in subsidiaries	19,115,509	14,759,203

TOTAL ASSETS	$29,562,004	$26,006,884

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$-	$-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 8,396,226 and 8,330,000 shares issued and outstanding as of September 30, 2022 and 2021, respectively	$840	$833
Additional paid-in capital	15,711,450	15,540,433
Retained earnings	16,480,885	10,243,397
Accumulated other comprehensive income (loss)	(2,631,171)	222,221
Total Bon Natural Life Limited shareholders’ equity	29,562,004	26,006,884

Total liabilities and Bon Natural Life Limited shareholders’ equity	$29,562,004	$26,006,884

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended September 30,
	2022	2021	2020
General and administrative expenses	$(972,215)	$(68,722)	$-
Interest income	5	13	-
Equity in earnings of subsidiaries and VIEs	7,209,698	4,659,512	3,026,673

NET INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	6,237,488	4,590,803	3,026,673
Foreign currency translation adjustment	(2,853,392)	610,323	440,141
COMPREHENSIVE INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$3,384,096	$5,201,126	$3,466,814

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,237,488	$4,590,803	$3,026,673
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiaries and VIEs	(7,209,698)	(4,659,512)	(3,026,673)
Stock-based compensation	170,883	44,910	-
Changes in operating assets and liabilities:
Payables due to subsidiaries	597,475
Prepaid expenses and other current assets	(40,148)	(2,600)	-
Net cash used in operating activities	(244,000)	(26,399)	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment of acquisition deposit	-	(1,000,000)	-
Net cash used in investing activities	-	(1,000,000)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Issuance of Ordinary Shares	-	11,271,480	-
Proceeds from exercise of stock options	140
Cash lent to subsidiaries and VIE	-	(10,000,000)	-
Net cash provided by (used in) financing activities	140	1,271,480	-

CHANGES IN CASH	(243,860)	245,081	-

CASH AND RESTRICTED CASH, beginning of period	245,081	-	-

CASH AND RESTRICTED CASH, end of period	$1,221	$245,081	$-

