Form 20-F/A
period 2022-09-30
Bon Natural Life Ltd
filed 2023-05-15
CIK 1816815

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

Amendment No. 1

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Not Applicable

Explanatory Note – This Amendment No. 1 to Bon Natural Life Limited’s (the “Company”) Annual Report on Form 20-F filed February 10, 2023 (the “Original Report”) is being filed by the Company in order to address certain comments made by the Securities and Exchange Commission regarding the Original Report. Unless otherwise stated herein, all disclosures referenced as being made “as of the date of this annual report” or similar language are speaking as of the date of the Original Report.

Amended Annual Report on Form 20-F

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

We are a Cayman Islands holding company that conducts all of our operations and operates our business in China through our PRC subsidiaries. Holders of our ordinary shares do not own equity securities of our subsidiaries that have substantive business operations in China, but instead are holders of equity securities of a Cayman Islands holding company. Such structure involves unique risks to investors in our ordinary shares. Although we own and control our PRC operating subsidiaries, investors in our ordinary shares may never hold equity interests directly in our operating entities. Please see “Risks Related to Our Corporate Structure” beginning on page 10 of this Annual Report or additional information.

We face various legal and operational risks and uncertainties related to being based in and having all of our operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business, accept foreign investments or list on an U.S. or other foreign exchanges. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. Such risks could result in a material change in our operations and/or the value of our ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer ordinary shares and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, see generally, “Risks Related to Legal Uncertainty and Doing Business in China” beginning on page 11 of this Annual Report.

Holding Foreign Companies Accountable Act

The recently enacted Holding Foreign Companies Accountable Act (“HFCAA”), together with a recent joint statement by the United States Securities and Exchange Commission (“SEC”) and the PCAOB call for additional stringent criteria to be applied to emerging market companies by assessing the qualification of non-U.S. auditors who are not inspected by the PCAOB. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not subject to inspection by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted from trading on any U.S. stock exchange. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”) was enacted, as part of the omnibus spending bill which amended the HFCAA, reducing the time period under the HFCAA to two consecutive years instead of three consecutive years.

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 (the “2021 Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China because of a position taken by one or more authorities in mainland China. Our auditor, located in China, is subject to the 2021 Determination Report. On August 26, 2022, the China Securities Regulatory Commission (“CSRC”), the Ministry of Finance of China, and the PCAOB signed a protocol governing inspections and investigations of audit firms based in China and Hong Kong. On December 15, 2022, the PCAOB issued a new Determination Report (the “2022 Determination Report”) which: (1) vacated the 2021 Determination Report and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. Although the 2022 Determination Report reversed the conclusion of the 2021 Determination Report with respect to PCAOB’s ability to conduct inspections and investigations completely of the registered public accounting firms headquartered in mainland China and Hong Kong, the 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

The audit report included in this annual report for the year ended September 30, 2022 was issued by YCM CPA, Inc. (‘YCM”), which is a U.S.-based accounting firm that is registered with the PCAOB. YCM was not subject to the 2021 Determination Report. We have no intention of dismissing YCM in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB.

Cash Flows Within Our Organization

We have established clear policies and procedures to ensure effective cash oversight. Our management team is directly responsible for supervising cash management, while our finance department is responsible for establishing guidelines and procedures to be followed by all departments and operating entities. When a department or operating entity requires cash, they must first submit a cash demand plan to designated management members within our company. The plan outlines the specific amount and timing of the requested funds, and the designated management member evaluates the request based on available sources of cash and the priority of needs. Once approved, the cash allocation is sent to our finance department for a second review and further approval. To further ensure effective cash management, we regularly review our cash position and make adjustments as necessary to maximize the use of available funds. We also maintain a close relationship with our banking partners to stay informed of any changes in banking regulations or requirements that could affect our cash management activities.

The structure of cash flows within the entities in our corporate organization, and the applicable regulations, are as follows:

1. Our equity structure is a direct holding structure, that is, the overseas entity listed in the U.S., Bon Natural Life, directly controls Xi’an CMIT and Xi’an Youpincui (the “WFOEs”) and other domestic operating entities through the Hong Kong company, Tea Essence. See “Corporate History and Structure” for additional details.

2. Within our direct holding structure, the cross-border transfer of funds within our corporate group is conducted in compliance with the laws and regulations of the PRC. After foreign investors’ funds enter Bon Natural Life following an offering of securities, the funds can be directly transferred to Tea Essence, and then transferred to subordinate operating entities through the WFOE

If were to distribute dividends, we would transfer the dividends to Tea Essence in accordance with the laws and regulations of the PRC, and then Tea Essence will transfer the dividends to Bon Natural Life, and the dividends will be distributed from Bon Natural Life to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

3. As of May 10, 2023, the only cash transfers from Bon Natural Life Limited to its subsidiaries have been as follows: 1) On June 29, 2021, $9 million was transferred from Bon Natural Life to our Hong Kong subsidiary and then transferred to our WOFE as a capital contribution. These funds were then transferred to our subsidiary in the PRC. 2) On July 9, 2021, $1 million was transferred from Bon Natural Life to our Hong Kong subsidiary and then further transferred to our WOFE as a capital contribution. These funds were then transferred to our subsidiary in the PRC in August 2021. 3) On January 17, 2023, $630,000 was transferred from Bon Natural Life to our Hong Kong subsidiary and then transferred to our WOFE as a capital contribution. These funds were then transferred to our subsidiary in the PRC in January 2023. Other than the foregoing, there have been no the intercompany cash transfers from Bon Natural Life to our subsidiaries or from our subsidiaries to Bon Natural Life.

To date, none of our subsidiaries have made any dividends or distributions to Bon Natural Life and we have not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid to shareholders in the foreseeable future.

4. Under Cayman Islands law, the Company may pay dividends on its shares out of either profit or share premium amounts, provided that in no circumstance may a dividend be paid if such payment would result in the Company being unable to pay its debts as they become due in the ordinary course of business. If we decide to pay dividends in the future, as a holding company, we will depend on receiving dividends from our PRC subsidiaries.

Current PRC regulations permit our direct PRC subsidiary, or WFOE, to pay dividends to Tea Essence Limited (HK), our Hong Kong subsidiary, only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Cash dividends, if any, on our Ordinary Shares would be paid in U.S. dollars. The PRC government also imposes control on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) in the PRC, as long as certain procedural requirements are met. Approval from appropriate government authorities is required if RMB is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and, if this occurs in the future, we may not be able to pay dividends in foreign currencies (i.e., U.S. dollars) to our shareholders. Furthermore, if our PRC entities incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. Due to the above restrictions, if we are unable to receive payments from our PRC operating entities, we would not be able to pay dividends to our shareholders, should we desire to do so in the future.

PRC Government Permissions and Approvals

We believe that we have obtained all material licenses and permits from the PRC government authorities for our business operations in the PRC. To date, we have not been denied any such licenses and permits. However, we cannot assure you that we will always be able to successfully obtain, update or renew all the licenses or permits required for our business in a timely manner or that these licenses or permits are sufficient to conduct all of our present or future business operations. If we (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we could be subject to fines, legal sanctions or an order to suspend or business operations, which may materially and adversely affect our business, financial condition and results of operations.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and relevant five guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer securities or list in overseas markets, either directly or indirectly, are required to fulfill the filing procedure with the CSRC. At a press conference held for these new regulations, officials from the CSRC clarified that the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

As an Existing Issuer under the Overseas Listing Trial Measures, we would only be required to complete the filing procedures with the CSRC in connection with a new securities offering conducted after March 31, 2023. Given that the Overseas Listing Trial Measures were recently promulgated, however, there remain substantial uncertainties as to their interpretation, application, and enforcement. We cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tighten the PRC domestic regulations on companies indirectly listed overseas.

To the extent that we are subject to any CSRC approval, filing, other governmental authorization or requirements, whether in connection with future securities offerings or otherwise, we cannot assure you that we could obtain such approval, complete such filing, or meet other requirements in a timely manner or at all. If we fail to obtain such approval if and when needed or complete such filings or meet other requirements in a timely manner, the Chinese regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from securities offerings into China, force a delisting of our ordinary shares, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

The Cybersecurity Review Measures provide that an online platform operator, which possesses personal information of at least one million users, must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. Because we currently do not possess more than one million users’ personal information, we do not believe that we are or will be subject to the cybersecurity review by the CAC. In addition, to date, we have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor have we received any inquiry, notice, or sanction related to cybersecurity review under the Cybersecurity Review Measures.

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

Risks Related To Our Financial Condition and Business Model

Because we conduct all of our operations in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

As a business operating in China, we are subject to the laws and regulations of the PRC, which can be complex and evolve rapidly. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. As relevant laws and regulations are relatively new and the PRC legal system continues to rapidly evolve with little advance notice, however, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	Delay or impede our development,

●	Result in negative publicity or increase our operating costs,

●	Render it difficult or impossible for us to raise capital through new securities offerings, thus hindering our development,

●	Require significant management time and attention, and

●	Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected, and any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”), enacted in December 2020, if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”) was enacted, as part of the omnibus spending bill which amended the HFCAA, reducing the time period under the HFCAA to two consecutive years instead of three consecutive years.

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

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC including this report, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549. You can also obtain copies of this report by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330. In accordance with NASDAQ Stock Market Rule 5250(d).

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

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2022.

The term “disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) means controls and other procedures of the Company that are designed to ensure that information required to be disclosed by a company in reports, such as this report, that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of September 30, 2022, due to material weaknesses in our internal control over financial reporting related to a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements

Following the identification of the material weaknesses and control deficiencies, we have taken remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control.

As of the date of this report, we have not fully addressed the above-referenced weaknesses. However, we have made progress in implementing remedial measures, specifically:

● We have hired three additional mid-level financial staff as of the date of this report, one of whom has been staffed in the financial reporting unit and the other in the internal control department. In addition, we are actively seeking to hire candidates with U.S. Certified Public Accountant qualifications and related experience to expand our accounting and finance department. We expect to hire at least two candidates by December 2023.

● Since September 30, 2020, the management team in the PRC has held internal meetings, discussions, trainings, and seminars on a monthly basis to review our financial statements and operational performance and to identify areas to improve our internal control procedures.

● We have appointed directors and established an audit committee.

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

● In April 2023, we appointed a new Chief Financial Officer, Mr. Wallace Lee, to assume the responsibilities previously held by Mr. Zhenchao Li. Mr. Lee is a U.S. Certified Public Accountant and he has over 20 years of experience in U.S. accounting. He previously held various senior roles with a handful of U.S.-listed companies. We believe his extensive experience in U.S. accounting will be critical to our remedial measures.

We plan to fully implement the above-referenced measures prior to December 31, 2023.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of our consolidated financial statements in accordance with GAAP. Our accounting policies and internal controls over financial reporting, established and maintained by management, are under the general oversight of the Board’s audit committee.

Our internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management assessed our internal control over financial reporting as of September 30, 2022.The standard measures adopted by management in making its evaluation are the measures in the Internal-Control Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on management’s assessment using the COSO criteria, our CEO and CFO concluded that our internal control over financial reporting as of September 30, 2022 was ineffective. We have taken, and are taking, certain actions to remediate the material weaknesses.

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

Date: May 15, 2023	Bon Natural Life Limited

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

