Form 20-F
period 2023-09-30
Bon Natural Life Ltd
filed 2024-02-09
CIK 1816815

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

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

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

(Address of Principal Executive Offices)

Yongwei Hu, Chairman and Chief Executive Officer

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (September 30, 2023): 11,738,662

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D 1(b). ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Not Applicable

Annual Report on Form 20-F

Year Ended September 30, 2023

i

ii

iii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this Annual Report only, references in this Annual Report to:

●	“Bon Natural Life,” “the Company,” “we,” “us,” “our company” or “our” are to Bon Natural Life Limited a Cayman Islands corporation, its subsidiaries and its consolidated affiliated entities.

●	“China” or the “PRC” are to the People’s Republic of China, including Hong Kong and Macau, and excluding, for the purposes of this Annual Report only, Taiwan.

●	“Operating subsidiaries” or “PRC subsidiaries” are to Xi’an App-Chem Bio(Tech) Co., Ltd., a PRC company, and its subsidiary entities incorporated in the PRC.

●	“Ordinary shares” or “Shares” are to our ordinary shares, par value $0.0001 per share;

●	“RMB,” “Renminbi” “Yuan,” or “¥” are to the legal currency of the People’s Republic of China;

●	“Tea Essence” are to Tea Essence Limited, our direct wholly owned subsidiary incorporated in Hong Kong.

●	“US$,” “U.S. dollars,” “$,” or “dollars” are to the legal currency of the United States;

●	“WFOEs” is to Xi’an Cell and Molecule Information Technology Limited and Xi’an Youpincui Biotechnology Co., Ltd.

●	“Xi’an App-Chem” are to Xi’an App-Chem Bio(Tech) Co., Ltd., an entity incorporated in the PRC or, depending on the context, Xi’an App-Chem Bio(Tech) Co., Ltd. and its subsidiaries

●	“Xi’an CMIT” are to Xi’an Cell and Molecule Information Technology Limited, one of our Wholly Foreign-Owned Enterprises incorporated in the PRC

●	“Xi’an Youpincui” are to Xi’an Youpincui Biotechnology Co., Ltd., another of our Wholly Foreign-Owned Enterprises incorporated in the PRC

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, this Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the possibility that we may not be able to maintain or increase our net revenues and profits due to our failure to anticipate consumer preferences and develop new menswear products, our failure to execute our business expansion plan, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under Item 3 “Key information—D. Risk Factors” and elsewhere in this Annual Report.

Readers are urged to carefully review and consider the various disclosures made by us in this Annual Report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this Annual Report speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisors

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

ITEM 3.	KEY INFORMATION

We are a Cayman Islands holding company that conducts all of our operations and operates our business in China through our PRC subsidiaries. Holders of our ordinary shares do not own equity securities of our subsidiaries that have substantive business operations in China, but instead are holders of equity securities of a Cayman Islands holding company. Such structure involves unique risks to investors in our ordinary shares. Although we own and control our PRC operating subsidiaries, investors in our ordinary shares may never hold equity interests directly in our operating entities. Please see “Risks Related to Our Corporate Structure” beginning on page 14 of this report (the “Annual report”) or additional information.

We face various legal and operational risks and uncertainties related to being based in and having all of our operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business, accept foreign investments or list on an U.S. or other foreign exchanges. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. Such risks could result in a material change in our operations and/or the value of our ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer ordinary shares and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, see generally, “Risks Related to Legal Uncertainty and Doing Business in China” beginning on page 15 of this Annual Report.

Holding Foreign Companies Accountable Act

The recently enacted Holding Foreign Companies Accountable Act (“HFCAA”), together with a recent joint statement by the United States Securities and Exchange Commission (“SEC”) and the PCAOB call for additional stringent criteria to be applied to emerging market companies by assessing the qualification of non-U.S. auditors who are not inspected by the PCAOB. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not subject to inspection by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted from trading on any U.S. stock exchange. On December 29, 2022, President Biden signed the Consolidated Appropriations Act, 2023, which, among other things, amended the HFCAA to reduce the time period under the HFCAA to two consecutive years instead of three consecutive years.

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

The audit report included in this Annual Report for the year ended September 30, 2023 was issued by YCM CPA, Inc. (‘YCM”), which is a U.S.-based accounting firm that is registered with the PCAOB. YCM was not subject to the 2021 Determination Report. We have no intention of dismissing YCM in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB.

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

2. Within our direct holding structure, the cross-border transfer of funds within our corporate group is conducted in compliance with the laws and regulations of the PRC. After foreign investors’ funds enter Bon Natural Life following an offering of securities, the funds can be directly transferred to Tea Essence, and then transferred to subordinate operating entities through the WFOE.

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

3. As of January 30, 2024, the only cash transfers from Bon Natural Life Limited to its subsidiaries have been as follows: 1) On June 29, 2021, $9 million was transferred from Bon Natural Life to our Hong Kong subsidiary and then transferred to our WOFE as a capital contribution. These funds were then transferred to our subsidiary in the PRC. 2) On July 9, 2021, $1 million was transferred from Bon Natural Life to our Hong Kong subsidiary and then further transferred to our WOFE as a capital contribution. These funds were then transferred to our subsidiary in the PRC in August 2021. 3) On January 17, 2023, $630,000 was transferred from Bon Natural Life to our Hong Kong subsidiary and then transferred to our WOFE as a capital contribution. These funds were then transferred to our subsidiary in the PRC in January 2023. Other than the foregoing, there have been no intercompany cash transfers from Bon Natural Life to our subsidiaries or from our subsidiaries to Bon Natural Life.

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

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statements of income and comprehensive income data for the fiscal years ended September 30, 2023 and 2022, and the selected consolidated statements of financial position data as of September 30, 2023 and 2022have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1.

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

Balance Sheet Data (Presented in $USD)

	As of September 30,
	2023	2022
Current assets	$24,183,464	$14,716,787
Total assets	$46,556,136	$37,256,849
Current liabilities	$9,611,215	$6,647,338
Total liabilities	$10,574,303	$7,164,353
Total equity	$35,981,833	$30,092,496
Total liabilities and equity	$46,556,136	$37,256,849

Statements of Operations Data (Presented in $USD)

	For the years ended September 30,
	2023	2022	2021
Revenues	$29,522,353	$29,908,561	$25,494,564
Gross profit	$8,840,027	$9,423,565	$7,111,927
Operating expenses	$2,921,386	$2,883,347	$1,711,306
Income from operations	$5,918,641	$6,540,218	$5,400,621
Other income (expenses)	$(363,661)	$969,231	$29,763
Provision for income taxes	$1,002,298	$1,267,025	$820,931
Net income	$4,552,682	$6,242,424	$4,609,453
Net income attributable to Bon Natural Life Limited	$4,595,982	$6,237,488	$4,590,803
Earnings per share, basic	$0.5	$0.75	$0.69
Earnings per share, diluted	$0.5	$0.74	$0.68
Weighted average ordinary shares outstanding- basic	9,139,600	8,360,774	6,615,833
Weighted average ordinary shares outstanding- diluted	9,198,107	8,396,064	6,706,235

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

If we are unable to build sufficient distribution network to meet increasing demand of our products, our ability to execute on our business plan as outlined in this Annual Report will be impaired.

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

Our products have not been clinically proven to be safe or effective, and our quality control efforts are limited to ensuring ingredient and product purity and certain safety measures. If our products, or similar products distributed by other companies, were proven or asserted to be unsafe or ineffective, our business would be harmed.

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

Disruptions resulting from the Covid-19 pandemic have had a material negative impact on our results of operations and pose continuing additional risks to our operations.

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

If we do not obtain substantial additional financing, our ability to execute on our business plan as outlined in this Annual Report will be impaired.

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

We are an “emerging growth company” as defined under the Jumpstart our Business Startups Act (“JOBS Act”). We will remain an “emerging growth company” for up to five years, or until the earliest of:

(i)	the last day of the first fiscal year in which our total annual gross revenues exceed $1.235 billion,

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

Our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry and we do not believe we are among the “operator of critical information infrastructure”, “data processor”, “online platform operators” or “data handler” as mentioned above. However, since the Measures for Cybersecurity Review (2021 version) was newly adopted and the Network Internet Data Protection Draft Regulations (draft for comments) is in the process of being formulated, it is unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities. Thus we could not assure you that we will not be deemed as the “operator of critical information infrastructure”, “data processor”, “online platform operators” or “data handler” as mentioned above. We believe that, as of the date of this Annual Report, the Company and its subsidiaries, (1) are not required to obtain permissions or approvals from any PRC authorities to operate or issue our Ordinary Shares to foreign investors; and (2) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve of our operations. As of the date of this Annual Report, we and our PRC subsidiaries have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, and have not received any requirements to obtain permissions from any PRC authorities to issue our ordinary shares to foreign investors or were denied such permissions by any PRC authorities. Uncertainties still exist due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CRSC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

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

However, as of the date of this Annual Report, the Draft Rules Regarding Overseas Listing have not yet gone into effect, it is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals or to fulfill any record-filing requirements. The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. If we do not receive any required approvals or record-filing or if we incorrectly conclude that approvals or record-filing are not required or if the CSRC or other regulatory agencies promulgate new rules, explanations or interpretations requiring that we obtain their prior approvals or ex-post record-filing for this offering and any follow-on offering, we may be unable to obtain such approvals and record-filing which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

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

As of the date of this Annual Report, we and our PRC subsidiaries have not been involved in any investigations on cybersecurity review initiated by the Cyber Administration of China or related governmental regulatory authorities, and have not received any requirements to obtain permissions from any PRC authorities to issue our Ordinary Shares to foreign investors or were denied such permissions by any PRC authorities. However, given the current PRC regulatory environment, it is uncertain when and whether we or our PRC subsidiaries, will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings, including this offering. As of the date of this Annual Report, except for the potential uncertainties disclosed above, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If it is determined in the future that the approval of the CSRC, the CAC or any other regulatory authority is required for this offering, the offering will be delayed until we have obtained the relevant approvals. There is also the possibility that we may not be able to obtain or maintain such approval or that we inadvertently concluded that such approval was not required. If the approval was required while we inadvertently concluded that such approval was not required or if applicable laws and regulations or the interpretation of such were modified to require us to obtain the CSRC approval in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our ordinary shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

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

In addition, the factories are subject to fire control and environmental inspections and regulations. As of the date of this Annual Report, we cannot assure you that all the factories were in strict compliance with such fire control and environmental inspections and regulations based on our knowledge. If such facilities fail to rectify and pass the fire control and environmental inspections or comply with relevant fire control and environmental requirements relating to production activities in a timely manner, they may be subject to fines, cohesive rectification, suspension and closure, which may materially and adversely affect the production of our factories and in turn may impact our business. In the event of any changes in the PRC laws and/or regulations and/or government policies on environmental protection and more stringent requirements are imposed on Company, we may have to incur extra costs and expenses to comply with such requirements and our business and results of operations may be adversely affected. In addition, such facilities are also subject to health and safety laws and regulations imposed by the PRC governmental authorities to ensure a healthy and safe production environment. Failure to comply with the existing and future health and safety laws and regulations could subject the factories to monetary damages and fines, disruption to production plans, suspension of their operations, which may in turn materially and adversely affect our business operations. Furthermore, if any on-site personnel at such facilities is suspected of having any communicable diseases, such as COVID-19, such facilities may be subject to temporary closure and quarantine requirements, which may in turn materially and adversely affect our business operations.

Furthermore, various special equipment, such as boilers, pressure vessels, pressure pipes, and elevators, was in use on-site in these factories, which involve a high degree of safety risks. Proprietors using special equipment shall, before or within 30 days after such special equipment is put into use, handle registration with the department in charge of the supervision and administration of special equipment safety and obtain the registration license. The operators and relevant managerial staff may not engage in corresponding operations or management until they pass certain examination and acquire the certificates of special operators. As of the date of this Annual Report, we cannot assure you that all such special equipment has been registered with the local governmental authorities as legally required or all operators and relevant managerial staff have obtained relevant qualifications. Failure to comply with such regulations may subject the factories to orders to take corrective action within a stipulated time, fines and suspension of their operations, which may in turn materially and adversely affect our business operations.

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

We are subject to risks relating to our leased properties.

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

The ownership certificates or other similar proof of our leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. As of the date of this Annual Report, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without obtaining proper ownership proof. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our officers in a timely manner, our operations may be interrupted.

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

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

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

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. According to Article 177 of the PRC Securities Law which was amended in December 2019, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties, leaving no mechanism to obtain information or conduct an investigation, if necessary.

We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including for services of any debt we may incur. Our subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiary to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary and its subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. These reserves are not distributable as cash dividends. A company may discontinue the contribution when the aggregate sum of the statutory surplus reserve is more than 50% of its registered capital. The statutory common reserve fund of a company shall be used to cover the losses of the company, expand the business and production of the company or be converted into additional capital. Subject to above-referenced limitations and at the discretion of board of directors, the accumulated profits after appropriation of statutory surplus reserve available for dividends were $18,703,996 and $14,695,422 as of September 30, 2023 and 2022, respectively. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to its shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business. As of September 30, 2023, the statutory surplus reserves of our PRC subsidiary and its subsidiaries, as percentage of their respective registered capitals, ranged from 2% to 41% and averaged 25% in the aggregate.

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

Although the audit reports included in this Annual Report was issued by U.S. auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our ordinary shares may be delisted or prohibited from trading.

The audit report included in this Annual Report for the year ended September 30, 2023 was issued by YCM CPA, Inc. (‘YCM”), which is a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing YCM in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. If we were to engage a different auditor in the future, we would engage an auditor that is U.S.-based and subject to full PCAOB inspection with all materials related to the audit of our financial statements accessible to the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. In such case, we will engage a new qualified and fully inspected auditor, which may result in us delaying or restating our financial statements.

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”), enacted in December 2020, if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 29, 2022, President Biden signed the Consolidated Appropriations Act, 2023, which, among other things, amended the HFCAA to reduce the time period under the HFCAA to two consecutive years instead of three consecutive years.

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

In the normal course of business, our Company may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. PRC taxing authorities may take the position that the Company owes more taxes than it has paid. The Company recorded tax liabilities of $2.7 million as of September 30, 2023, primarily including $1.3 million in income tax payable and $1.3 million in unpaid value added taxes (“VAT” tax). It is possible that the tax liability of the Company for past taxes may be higher than those amounts, if the PRC authorities determine that we are subject to interest and penalties or that we have not paid the correct amount. To the extent our Company is unable to settle its tax liabilities as scheduled, or interest and penalties on unpaid tax liabilities assessed by tax authorities greatly exceed management’s estimates, our financial condition and operating results may be negatively impacted.

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

Companies operating in China are required to participate in mandatory employee social security schemes that are organized by municipal and provincial governments, including pension insurance, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing provident funds. Such schemes have not been implemented consistently by the local governments in China given the different levels of economic development in different locations, but generally require us to make contributions to employee social security plans at specified percentages of the salaries, bonuses and certain allowances of our eligible full-time employees, up to a maximum amount specified by the local government from time to time. We have accrued in financial statements but not made full contributions to the social insurance and housing provident funds in accordance for our eligible full-time employees as required by the relevant PRC laws and regulations. As the date of this Annual Report, none of our subsidiaries had received any notice from local authorities or any claim or request from the employees in this regard. Our failure to make full contributions to social insurance and to comply with applicable PRC labor-related laws regarding housing funds may subject us to late payment penalties and other fines or labor disputes, and we could be required to make up the contributions for these plans, which may adversely affect our financial condition and results of operations.

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

Our PRC subsidiary has rented a factory in Weinan, Shaanxi for use as our Weinan Raw Materials and Ingredients Production Site (See “History and Organizational Structure—Property, Plants, and Equipment — Weinan Raw Materials and Ingredients Production Site”). The landlord constructed some buildings of this production site without obtaining the planning permits, construction permits, or going through the completion filing, fire safety filing, or environmental protection procedures in accordance with the PRC laws and regulations. Such failure to comply with the relevant laws and regulations may subject us to administrative penalties, including but not limited to paying fines, being required to stop using or demolishing such buildings. As the date of this Annual Report, our PRC subsidiary and its subsidiaries have not received any notice or any claim from the local authorities with respect to such buildings. We will urge the landlord to apply for relevant permits and handle relevant procedures or filings with the local authorities.

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

Risks Related to our Securities

The trading price for our Shares may fluctuate significantly, which could result in substantial losses to investors.

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

Our directors and officers collectively own an aggregate of 13.56% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions.

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

Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the years ended September 30, 2023 and 2022, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of September 30, 2023. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

As of the date of this Annual Report, we have not fully addressed the above-referenced weaknesses. However, we have made progress in implementing remedial measures, specifically:

●	We have hired two additional mid-level financial staff in late 2020, one of whom has been staffed in financial reporting unit and the other in internal control department. In addition, we appointed Wallace Lee as our CFO on April 17, 2023, who has extensive financial and tax experience in public companies in the U.S. with U.S. Certified Public Accountant qualifications.

●	Since September 30, 2020, the management team, including our chief executive officer, Mr. Yongwei Hu, our chief financial officer, Mr. Wallace Lee, and other management team members of our PRC subsidiary and its subsidiaries in the PRC have held internal meetings, discussions, trainings, and seminars on a monthly basis to review our financial statements and operational performance and to identify areas to improve our internal control procedures.

●	We have appointed directors and established an audit committee;

●	In April 2021, we engaged Grant Thornton (Special General Partnership), Xiamen Branch to assist us in setting-up our financial and system control framework. Grant Thornton has completed the evaluation of the effectiveness of our existing financial and system control and formulated an implementation plan with expanded and enhanced control and procedures. We expect to fully complete the setup of our financial and system control framework by December 31, 2024.

We plan to fully implement the above-referenced measures prior to December 31, 2024.

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

The following diagram illustrates our corporate structure as of the date of this Annual Report:

Bon Natural Life Limited (Cayman)
100%
Bon Natural Life U.S.A. Limited (USA)
Offshore
100%
Onshore
Tea Essence Limited (HK)
Xi'an Cell and Molecule Information Technology Co., Ltd. (WFOE)
100%
100%
Xi'an Youpincui Biotechnology Co., Ltd. (WFOE)
71.333%
Xi'an App-Chem Bio (Tech) Co., Ltd
28.667%
100%
100%
75%
100%
100%
Shaanxi App-Chem Health Industry Co., Ltd.
Shaanxi App-Chem Ag-tech Co., Ltd.
Xi'an Dietary Therapy Health Management Co., Ltd.
App-Chem Bio (Tech) (Guangzhou) Co., Ltd.
Gansu Baimeikang Bioengineering Co., Ltd.
Yuantao Wang
1%
99%
49%
51%
100%
9%
91%
Xi'an Yanhuang TCM Medical Research and Development Co., Ltd.
Tongchuan Dietary Therapy Health Technology Co., Ltd.
Tianjin Yonghexiang Bio (Tech) Co., Ltd.
Bozhou Dietary Therapy Health Technology Co., Ltd.

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

3.	As of the date of this Annual Report, net proceeds of approximately $9 million from our initial public offering (“IPO”) and net proceeds of approximately $1 million from the exercise of the over-allotment option were transferred from our company to the PRC subsidiaries in June and July 2021, respectively, as intercompany loans. Please see “Parent Company Statements of Cash Flows” in Note 21 (Condensed Financial Information of the Parent Company) to the audited financial statements included in our Annual Report on Form 20-F filed with the SEC on January 31, 2022. The inter-company transfers are reflected on the line labelled “Cash lent to subsidiaries and VIE,” In the reporting periods presented in this Annual Report, no dividends or distributions of a subsidiary have been made to us. For the foreseeable future, we intend to use earnings for research and development, to develop new products and to expand its production capacity. As a result, we do not expect to pay any cash dividends.

4.	Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable as cash dividends. See “Regulations Relating to Dividend Distributions” for more information.

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

Xi’an App-Chem’s Operating Subsidiaries

The table below provides a summary of Xi’an App-Chem’s operating subsidiaries (“Bon Operating Companies”) and their primary business functions as of the date of this Annual Report:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Bon Natural Life	December 11, 2019	Cayman Islands	Parent, 100%	Investment holding

Bon Natural Life U.S.A.	February 07, 2023	U.S.A.	100%	Investment holding

Tea Essence	January 9, 2020	Hong Kong	100%	Investment holding

Xi’an CMIT	April 9, 2020	Xi’an City, PRC	100%	WFOE, Investment holding

Xi’an Youpincui	September 8, 2021	Xi’an City, PRC	100%	WFOE, Investment holding

PRC Subsidiaries:

Xi’an App- Chem Bio (Tech)	April 23, 2006	Xi’an City, PRC	100% owned by WFOEs	General administration and sales of the Company’s products to customers

Xi’an YH	September 15, 2009	Xi’an City, PRC	91% owned by Xi’an CMIT, 9% owned by Xi’an App-Chem	Research and development of product

Bon Operating Companies (owned by Xi’an App-Chem)

App-Chem Health	April 17, 2006	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Registered owner of land with an area of 12,904.5 square meters, no other business activities
App-Chem Ag-tech	April 19, 2013	Dali County, PRC	100% owned by Xi’an App-Chem	Product manufacturing
App-Chem Guangzhou	April 27, 2018	Guangzhou City, PRC	100% owned by Xi’an App-Chem	Raw material purchase
Tongchuan DT	May 22, 2017	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Product manufacturing
Xi’an DT	April 24, 2015	Xi’an City, PRC	75% owned by Xi’an App-Chem	Research and development of product
Tianjin YHX	September 16, 2019	Tianjin City, PRC	51% owned by Xi’an App-Chem	Raw material purchase
Gansu BMK	March 11, 2020	Jiuquan City, PRC	100% owned by Xi’an App-Chem	Product manufacturing
Bozhou DT	March 9, 2023	Bozhou City, PRC	100% owned by Xi’an App-Chem	Product manufacturing

All of our actual business operations are conducted through Xi’an App-Chem and its subsidiaries. Bon Natural Life Limited (the Cayman Islands holding company offering securities through the previously filed prospectus), its immediate Hong Kong subsidiary Tea Essence, and Tea Essence’s subsidiaries Xi’an CMIT and Xi’an Youpincui, function solely as holding companies.

Recent Developments

Nasdaq Notification Letter

On June 12, 2023, the Company received a letter (the “Notification Letter”) from Nasdaq Stock Market, LLC (“Nasdaq”), notifying the Company that it has not been in compliance with the minimum bid price requirement of $1.00 per share for thirty (30) consecutive days, as required by the Nasdaq Rules for continued listing (the “Rules”). In accordance with the Rules, the Company was initially provided 180 calendar days, or until December 11, 2023, to regain compliance with the Rules.

Although the Company’s ordinary shares have not yet regained compliance with the minimum $1 bid price per share requirement, Nasdaq has determined that the Company is eligible for an additional 180 calendar day period, or until June 10, 2024, to regain compliance. This determination is based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. If at any time during this additional time period the closing bid price of the Company’s security is at least $1 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance and this matter will be closed. If compliance cannot be demonstrated by June 10, 2024, Nasdaq will provide written notification that the Company’s securities will be delisted.

Public Offering of Shares and Warrants

On March 30, 2023, Company engaged in a public offering of up to $3,000,000 worth of ordinary shares of the Company, par value $0.0001 per share (the “Shares”) in three (3) equal tranches at the subscription price as defined below. Shares issued in the first tranche will be issued on the first trading day that occurs after 15 calendar days from the filing date of the Company’s Listing of Additional Shares Notification Form with Nasdaq. The second tranche of Shares will be issued on the 11th trading day from the closing date of the first tranche. Shares issued in the third tranche will be issued on the 11th trading day from the closing date of the second tranche.

The Shares will be priced at the lower of (a) $1.00 per share or (b) 80% of the market closing price for the Company’s Shares as reported by the Nasdaq Capital Market on the trading day immediately preceding the closing date for the initial tranche. The subscription price for the first closing date shall remain fixed and will be the subscription price for all the remaining closing dates thereafter.

Together with each Share subscribed for, the Company will issue one (1) warrant to purchase one (1) Share at an exercise price equal to 120% of the subscription price, exercisable for a period of thirty-six (36) months following the closing date (the “Warrants”).

We registered the Shares by way of a prospectus supplement to our currently effective unallocated shelf registration statement on Form F-3, (SEC File No. 333-267116).

On August 3, 2023, the Company terminated its direct public offering of up to $3,000,000 worth of ordinary shares of the Company (the “Shares”) as described in its Prospectus Supplement dated March 30, 2023 (the “Offering”). The Offering was made by way of such Prospectus Supplement under the Company’s currently effective unallocated shelf registration statement on Form F-3, (SEC File No. 333-267116). Two (2) investors subscribed in the Offering, but neither of them completed valid payment of the required subscription price. As a result, no shares were validly issued in the Offering.

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

Acquisition of Land Use Right for Construction of a New Manufacturing Facility

On May 10, 2021, we acquired a land use right of 8.2 acres at cost of $267,000, through a government organized auction bidding in Yumen City, Gansu Province of China. We have the right to use this land for 50 years until to May 9, 2071. We plan to construct a new manufacturing facility on this land. Total budget for construction of this new manufacturing plant (“Yumen Plant”) is around $5.6 million. The construction of Yumen Project was initially expected to be completed by October 2022. Due to resurgence of the COVID-19 pandemic, which resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines and travel bans, the construction work is estimated to be completed in December 2024.

Newly formed subsidiary

On September 8, 2021, Xi’an Youpincui Biotechnology Co., Ltd (“Xi’an Youpincui”) was formed as a Wholly Foreign-Owned Enterprise (“WFOE”) in the People’s Republic of China (“PRC”). Tea Essence Limited, our direct wholly owned subsidiary incorporated in Hong Kong, owns 100% equity interest in Xi’an Youpincui.

On February 7, 2023, Bon Natural Life U.S.A. Limited (“Bon Natural Life U.S.A.”) was incorporated in accordance with the laws and regulations in the State of Nevada, which is wholly owned subsidiary of the Company.

On March 9, 2023, Bozhou DT was formed in the PRC as a wholly owned subsidiary of Xi’an App-Chem.

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

COVID-19 Impact

Our business operations have been affected and may continue to be affected by the ongoing COVID-19 pandemic. Although we resumed our operations since early March 2020 and the impact of COVID-19 on our operating results and financial performance for fiscal year 2021, 2022 and 2023 were temporary, a resurgence could negatively affect the execution of customer contracts, the collection of customer payments, or disrupt our supply chain, and the continued uncertainties associated with COVID 19 may cause our revenue and cash flows to underperform in the next 12 months from the date of issuance of our 2023 consolidated financial statements. The extent of the future impact of the COVID-19 pandemic on our business and results of operations is still uncertain.

Key Financial Performance Indicators

In assessing our financial performance, we consider a variety of financial performance measures, including principal growth in net revenue and gross profit, our ability to control costs and operating expenses to improve our operating efficiency and net income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater details under “Results of Operations.”

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

APPLE
POLYPHENOLS
苹果多酚
STACHYOSE
水苏糖
SCLAREOLIDE
香紫苏内酯
98%
STACHYOSE
水苏糖
AMBROXIDE
降龙涎醚
APPLE
POLYPHENOLS
苹果多酚
ER THE
L BEAUTY OF LIFE!
SCLAREOL
香紫苏醇
95%
AMBROXIDE
降龙涎醚
99%
水苏糖菊粉

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

Intellectual Property

Patents

As a result of our collection of academic and technological expertise, as of September 30, 2023, we had 12 approved patents and 1 applying patent in China, as set forth in the following table:

No	Patent Name	Patent No./ Application No.	Authorization Date/ Application Date	Status	Period	Holder	Type
1	Method for separating sclareol	ZL 2008 1 0231943.X	July 20, 2011	Authorized	20 years	Xi’an App-Chem	Invention

2	Preparation method of applephenon	ZL 2010 1 0179259.9	October 5, 2011	Authorized	20 years	Xi’an App-Chem	Invention

3	Method for preparing osthole	ZL 2010 1 0531931.6	February 8, 2012	Authorized	20 years	Xi’an App-Chem	Invention

4	Process for separating imperatorin from osthole extract waste liquid	ZL 2010 1 0531934.X	April 11, 2012	Authorized	20 years	Xi’an App-Chem	Invention

5	Method for preparing punicalagin and ellagic acid from pomegranate rind	ZL 2010 1 0531940.5	May 23, 2012	Authorized	20 years	Xi’an App-Chem	Invention

6	Molecular distillation and purification method for conjugated linolenic acid	ZL 2010 1 0531945.8	August 15, 2012	Authorized	20 years	Xi’an App-Chem	Invention

7	Flatstem milkvetch seed solid beverage and preparation method thereof	ZL 2010 1 0531836.6	December 5, 2012	Authorized	20 years	Xi’an App-Chem	Invention

8	Method for extraction separation of rutin of tartary buckwheat	ZL 2013 1 0645312.3	March 2, 2016	Authorized	20 years	Xi’an App-Chem	Invention

9	Method for synthesizing luteolin	ZL 2010 1 0531920.8	August 22, 2012	Authorized	20 years	Xi’an YH	Invention

10	Method for preparing baicalin	ZL 2010 1 0531839.X	September 26, 2012	Authorized	20 years	Xi’an YH	Invention

11	Synthetic method of biapenem drug intermediate 4-AA	ZL 2013 1 0632993.X	July 13, 2016	Authorized	20 years	Xi’an YH	Invention

12	Functional instant tea and preparation technology thereof	ZL 2015 1 0294685.X	January 15, 2019	Authorized	20 years	Xi’an DT	Invention

13	A refinement method of proanthocyanidin B2, and the application thereof	202210363869.7	April 8,2022	Pending	20 years	Xi’an App-ChemChem	Invention

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

The principal raw materials used for our production are various natural and plant-based extracts. For the years ended September 30, 2023, three suppliers accounted for approximately 41.8%, 29.5%, and 11.19% of the total purchases, respectively. For the years ended September 30, 2022, four suppliers accounted for approximately 24.6%, 15.0%, 11.9% and 10.7% of the total purchases, respectively. For the years ended September 30, 2021, two suppliers accounted for approximately 30.1% and 13.4% of the total purchases, respectively. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would adversely affect our business, financial position and results of operations.

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

We sell our products primarily through direct distributors in the PRC and, to some extent, to overseas customers in Europe. For the year ended September 30, 2023, three customers accounted for 42.7%, 24.7%, and 13.2% of the Company’s total revenue, respectively. For the year ended September 30, 2022, three customers accounted for 35.5%, 23.9%, and 15.4% of the Company’s total revenue, respectively. For the year ended September 30, 2021, two customers accounted for 35.5% and 26.1% of the Company’s total revenue, respectively.

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

We also face other challenges, risks and uncertainties that may materially and adversely affect our business, financial condition, results of operations and prospects. You should consider the risks discussed in “Risk Factors” and elsewhere in this Annual Report before investing in our Shares.

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

No	License Type	License No.	License Date	Expiry Date	Holder
1	Food Production License	SC12361052300601	August 18, 2023	August 08, 2028	Xi’an App-Chem

2	Food Business License	YB17100000290801	November 28, 2022	N/A	Xi’an App-Chem

3	Food Production License	SC10661020100062	November 21, 2022	November 20, 2027	Tongchuan DT

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

The following diagram illustrates our corporate structure as of the date of this Annual Report:

Bon Natural Life Limited (Cayman)
100%
Bon Natural Life U.S.A. Limited (USA)
Offshore
100%
Onshore
Tea Essence Limited (HK)
Xi'an Cell and Molecule Information Technology Co., Ltd. (WFOE)
100%
100%
Xi'an Youpincui Biotechnology Co., Ltd. (WFOE)
71.333%
Xi'an App-Chem Bio (Tech) Co., Ltd
28.667%
100%
100%
75%
100%
100%
Shaanxi App-Chem Health Industry Co., Ltd.
Shaanxi App-Chem Ag-tech Co., Ltd.
Xi'an Dietary Therapy Health Management Co., Ltd.
App-Chem Bio (Tech) (Guangzhou) Co., Ltd.
Gansu Baimeikang Bioengineering Co., Ltd.
Yuantao Wang
1%
99%
49%
51%
100%
9%
91%
Xi'an Yanhuang TCM Medical Research and Development Co., Ltd.
Tongchuan Dietary Therapy Health Technology Co., Ltd.
Tianjin Yonghexiang Bio (Tech) Co., Ltd.
Bozhou Dietary Therapy Health Technology Co., Ltd.

Xi’an App-Chem’s Operating Subsidiaries

The table below provides a summary of Xi’an App-Chem’s operating subsidiaries (“Bon Operating Companies”) and their primary business functions as of the date of this Annual Report:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Bon Natural Life	December 11, 2019	Cayman Islands	Parent, 100%	Investment holding

Bon Natural Life U.S.A.	February 07, 2023	U.S.A.	100%	Investment holding

Tea Essence	January 9, 2020	Hong Kong	100%	Investment holding

Xi’an CMIT	April 9, 2020	Xi’an City, PRC	100%	WFOE, Investment holding

Xi’an Youpincui	September 8, 2021	Xi’an City, PRC	100%	WFOE, Investment holding

PRC Subsidiaries:

Xi’an App- Chem Bio (Tech)	April 23, 2006	Xi’an City, PRC	100% owned by WFOEs	General administration and sales of the Company’s products to customers

Xi’an YH	September 15, 2009	Xi’an City, PRC	91% owned by Xi’an CMIT, 9% owned by Xi’an App-Chem	Research and development of product

Bon Operating Companies (owned by Xi’an App-Chem)

App-Chem Health	April 17, 2006	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Registered owner of land with an area of 12,904.5 square meters, no other business activities
App-Chem Ag-tech	April 19, 2013	Dali County, PRC	100% owned by Xi’an App-Chem	Product manufacturing
App-Chem Guangzhou	April 27, 2018	Guangzhou City, PRC	100% owned by Xi’an App-Chem	Raw material purchase
Tongchuan DT	May 22, 2017	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Product manufacturing
Xi’an DT	April 24, 2015	Xi’an City, PRC	75% owned by Xi’an App-Chem	Research and development of product
Tianjin YHX	September 16, 2019	Tianjin City, PRC	51% owned by Xi’an App-Chem	Raw material purchase
Gansu BMK	March 11, 2020	Jiuquan City, PRC	100% owned by Xi’an App-Chem	Product manufacturing
Bozhou DT	March 9, 2023	Bozhou City, PRC	100% owned by Xi’an App-Chem	Product manufacturing

D.	Property, Plants and Equipment

Property, Plants, and Equipment

Our current property and equipment consist of buildings, machinery, vehicles, and construction in progress with a total net book value of $21,064,043 and $21,624,437 as of September 30, 2023 and 2022, respectively. Xi’an App-Chem has three facilities, two of which is in operation, and the other one is under construction:

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

Tongchuan Functional Health Business Production Site

This site, located at the intersection of Datang Third Road and Changhong South Road, Southern Industrial Park, New Downtown District, Tongchuan, Shaanxi, covers an area of 24.8 mu or approximately 4.1 acres (1 mu=0.165 acre) and a construction area of 13,500 m2 or approximately 145,313 square feet. The construction of Tongchuan Project was fully completed and put into production in December 2022 and it’s equipped with 3 disinfection production lines, 2 production lines of powder drinks and pressed candies, 3 paste production lines, 2 production lines of special diets and 1 research and development center, quality inspection center, product exhibition center and a comprehensive office area. After completion, the value of this new plant’s total output is expected to reach up $150 million per year. The Company has obtained a long-term land use certificate for this site. No additional expenditures or other conditions are required to maintain the sustainable land use right.

Yumen Plant

On May 10, 2021, we acquired a land use right of 8.2 acres at cost of $267,000, through a government organized auction bidding in Yumen City, Gansu Province of China. We have the right to use this land for 50 years until to May 9, 2071. We have started construction on a new manufacturing facility for raw materials and ingredients on this land. Total budget for construction of this new manufacturing plant is around $5.6 million. The construction of Yumen Project was initially expected to be completed by October 2022. Due to resurgence of the COVID-19 pandemic, which resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines and travel bans, the construction work is estimated to be completed in December 2024. Management expects the remaining required expenditures to be funded through the Company’s operational cash flows and bank borrowings, if necessary.

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

We sell our products to our customers in three broad product categories: fragrance compounds, health supplemental powder drinks and bioactive food ingredients, which accounted for 48.5%, 29.5% and 22.0% of our total revenue for the year ended September 30, 2023, 45.8%, 23.9% and 30.3% of our total revenue for the year ended September 30, 2022, and accounted for 50.0%, 26.1% and 23.9% of our total revenue for the year ended September 30, 2021, respectively.

Sales volumes of all of our production, namely fragrance compounds, health supplemental powder drink and bioactive food ingredients increased by 43.8%, 31.0% and 110.7%, respectively, for the year ended September 30, 2023 as compared to the same period of 2022 due to strong customer demand and widen products offerings. However, average selling prices of our fragrance compounds and bioactive food ingredients decreased by 21.8%, and 63.3%, respectively, for the year ended September 30, 2023 as compared to the same period of 2022 as a result of our adjusted pricing strategy in response to increased raw material purchase costs and market change. The total number of customers were 126 and 142 customers for the years ended September 30, 2023 and 2022, respectively, a decrease of 16 or 11.3% as a result of business environment in the PRC. As a result of these change in product mix, change in sales volume, changes in average selling price and exchange rates, our total revenue decreased by 1.3% for the year ended September 30, 2023 as compared to the same period of 2022.

Sales volumes of our health supplemental powder drinks and bioactive food ingredients increased by 1.0% and 27.3% for the year ended September 30, 2022 as compared to the same period of 2021 due to strong customer demand and increased customer number. However, sales volume of our fragrance compounds decreased by 15.1% because of shortage of material supply caused by abnormal wet weather, and disruption of logistics caused by COVID-19 pandemic resurgence in early 2022. Average selling prices of our fragrance compounds, health supplemental powder drinks and bioactive food ingredients increased by 27.5%, 7.0% and 17.4%, respectively, for the year ended September 30, 2022 as compared to the same period of 2021 as a result of our adjusted pricing strategy in response to increased raw material purchase costs and market change. The total number of customers were 142 and 132 customers for the years ended September 30, 2022 and 2021, respectively, increased by 10 or 9.1% as a result of our marketing efforts. As a result of these changes in product mix, change in sales volume, changes in average selling price and changes in number of customers, our total revenue increased by 17.3% for the year ended September 30, 2022 as compared to the same period of 2021.

Gross Profit

Gross profit is equal to net revenue minus cost of goods sold. Cost of goods sold primarily includes inventory costs (raw materials, labor, packaging cost, depreciation and amortization, third-party products purchase price, freight costs and overhead). Cost of goods sold generally changes as our production costs change, as these are affected by factors including the market price of raw materials, labor productivity, and in changes to the customer and product mix. Our cost of revenues accounted for 70.1%, 68.5% and 72.1% of our total revenue for the fiscal year 2023, 2022 and 2021, respectively.

Our gross margin was 29.9% for the year ended September 30, 2023, a decrease by 1.6% from gross margin of 31.5% for the year ended September 30, 2022 due to changes in product mix, and increase in selling price as a result of our adjusted pricing strategy in response to increased raw material purchase costs and market change.

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

Our selling expenses primarily include salary and welfare benefit expenses paid to our sales personnel, advertising expenses to increase the awareness of our brand, shipping ad delivery expenses, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses. Our selling expenses accounted for 1.0%, 0.7% and 0.5% of our total revenue for the years ended September 30, 2023, 2022 and 2021, respectively. We expect our selling expenses, including, but not limited to, salaries and advertising expenses, to continue to increase in the foreseeable future, as we plan to put more marketing effort to acquire new client and promote our sales.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses, land and property taxes and professional service expenses. General and administrative expenses were 7.9%, 7.5% and 5.2% of our revenues for the years ended September 30, 2023, 2022 and 2021, respectively. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations. We expect our professional fees for legal, audit, and advisory services to increase as we become a public company since July 2021.

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing of our new products, depreciation, and other miscellaneous expenses. Research and development expenses were 1.0%, 1.4% and 1.0% of our revenues for the years ended September 30, 2023, 2022 and 2021, respectively. We expect our research and development expenses, including, but not limited to, salaries and material expenses, to continue to increase in the foreseeable future, as we plan to develop new products and improving our production process.

Comparison of Results of Operations for the Years Ended September 30, 2023 and 2022

The following table summarizes the results of our operations during the fiscal years ended September 30, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended September 30,
	2023		2022		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%

REVENUE	$29,522,353	100.0%	$29,908,561	100.0%	(386,208)	(1.3)%
COST OF REVENUE	20,682,326	70.1%	20,484,996	68.5%	197,330	1.0%
GROSS PROFIT	8,840,027	29.9%	9,423,565	31.5%	(583,538)	(6.2)%

OPERATING EXPENSES
Selling expenses	293,719	1.0%	218,822	0.7%	74,897	34.2%
General and administrative expenses	2,329,198	7.9%	2,239,967	7.5%	89,231	4.0%
Research and development expenses	298,469	1.0%	424,558	1.4%	(126,089)	(29.7)%
Total operating expenses	2,921,386	9.9%	2,883,347	9.6%	(38,039)	1.3%

INCOME FROM OPERATIONS	5,918,641	20.0%	6,540,218	21.9%	(621,577)	(9.5)%

OTHER INCOME (EXPENSE)
Interest expense, net	(228,805)	(0.8)%	(445,492)	(1.5)%		%
Other income, net	(134,856)	(0.5)%	1,414,723	4.7%		%
Total other income (expenses), net	(366,661)	(1.2)%	969,231	3.2%	(1,332,892)	(137.5)%

INCOME BEFORE INCOME TAX PROVISION	5,554,980	18.8%	7,509,449	25.1%	(1,050,357)	(27.3)%

PROVISION FOR INCOME TAXES	1,002,298	3.4%	1,267,025	4.2%	(264,727)	(20.9)%

NET INCOME	$4,552,682	15.4%	$6,242,424	20.9%	(1,689,742)	(27.1)%

Revenues

We currently produce our products for our customers in three broad product categories: fragrance compounds, health supplemental (powder drinks) and bioactive food ingredients.

Total revenues were $29,522,353 in fiscal year 2023, a decrease of $386,208, or approximately 1.3% as compared to $29,908,561 in fiscal year 2022. Specifically, the decrease in revenues was primarily attributable to (i) an decrease in average selling price of fragrance compound, health supplemental powder drinks and bioactive food ingredients by 27.3%, 7.1% and 65.9%, respectively, as we sold more low price products during fiscal 2023 ; (ii) the decrease in average price is offset by the increase in sales volume of fragrance compound, health supplemental powder drinks and bioactive food ingredients by 43.8%, 31.1% and 110.7%, respectively as customers were drawn by the lower price products; (iii) We sold our products to 126 and 142 customers in fiscal year 2022 and 2021, respectively. In terms of purchase order size, average purchase order by our customers increased by 11.1% from approximately $210,624 per customer in fiscal year 2022 to approximately $234,304 per customer in fiscal year 2023.

The following table summarizes the breakdown of revenues by categories for the periods indicated.

	Revenues
	For the Years Ended September 30,
	2023		2022		Change	Change
	Amount	%	Amount	%	Amount	%

Fragrance compounds	14,315,810	48.5%	$13,710,556	45.8%	605,254	4.4%
Health supplements (powder drinks)	8,704,468	29.5%	7,145,708	23.9%	1,558,760	21.8%
Bioactive food ingredients	6,502,075	22.0%	9,052,297	30.3%	(2,550,222)	(28.2)%
Total Revenue	29,522,353	100%	$29,908,561	100.0%	(386,208)	(1.3)%

Revenues from sales of our fragrance compound products

Our fragrance compound products primarily include natural compounds extracted from plants for cosmetic applications, such as sclareolide and ambroxide, a sustainable replacement to ambergris, a secretion by sperm whales.

Revenues from sales of our fragrance compound products increased by 4.4% or $605,254 to $14,315,810 in fiscal year 2023 from $13,710,556 in the same period of 2022. This increase was attributable to the following: (i) an increase in average purchase order by our customers by 43.8% in fiscal year 2023 as compared to fiscal year 2022, mainly attributable to the increase sales in our of low-price products (ii) as more low-price products were sold during the fiscal year of 2023, the average selling price of our fragrance compound products decreased by 21.8% in fiscal year 2023 as compared to fiscal year 2022 (iii) as discussed above, the average unit cost of our fragrance compound products also decreased by 24.1% in fiscal year 2023 as compared to fiscal year 2022.

Revenues from sales of our health supplement (powder drinks) products

Our health supplement (powder drinks) products primarily include Prebiotics series with benefits such as intestine rejuvenation and probiotic proliferation acceleration.

Revenues from sales of health supplement (powder drinks) products increased by 21.8% or $1,558,760 to $8,704,468 in fiscal year 2023 from $7,145,708 in the same period of 2022. This increase was attributable to the following: (i) a 31.1% increase in sales volume from 286,026 cases sold in fiscal year 2022 to 375,035 cases sold in the same period of 2023 due to strong customer demand (ii) the increase in sales volume affected our average unit cost of health supplement (powder drinks) products in response to increased raw materials purchase price due to general inflation.

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

Revenues from sales of our bioactive food ingredient products decreased by 28.2% or $2,550,222 to $6,502,075 in fiscal year 2023 from $9,052,297 in the same period of 2022. The decrease was mainly attributable to the following: (i) a 63.3% decrease in average selling price for the fiscal year 2023 as compared to fiscal year 2022, mainly attributable to increased sales of our apple juice extracts. In April and May 2023, frost damage impacted apple production, resulting in a shortage of small apples. To address this, we procured a significant quantity of large apples. Extracting high-concentration apple polyphenols from these larger apples posed technical challenges, prompting a shift to producing low-concentration apple polyphenol juice. Despite meeting some customer needs, the product’s lower added value and profit margin significantly contributed to a decline in the overall revenue (ii) In October 2022, strict pandemic control measures nationwide, prompted by Xinjiang’s pandemic spillover, severely hindered our procurement of key raw materials like bota cabbage for water-soluble thistle sugar. The shortage of critical ingredients, essential for functional foods like water-soluble thistle sugar and apple polyphenols, significantly impacted production over the past year, which leasd to a decline in sales revenue.

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

Our cost of revenues increased by $203,142, or 1.0%, from $20,484,996 in fiscal year 2022 to $20,688,138 in the same period of 2023. The increase in our cost of revenues was mainly attributable to the following: (i) an increase of 43.8%, 31.1%, and 110.7% in the sales volume of our fragrance compound products, health supplement products and bioactive food ingredients products, respectively (ii) partially offset by the decrease of unit cost in our fragrance compound products and bioactive food ingredients products, which decreased by 24.1% and 60.5%, respectively in fiscal year 2023 as compared to fiscal year 2022.

	For the Years Ended September 30,
	2023	2022	Change
	Amount	Amount	Amount	%

Cost of revenues – Fragrance compound products	$10,087,289	$9,954,572	132,717	1.3%
Cost of revenues – Health supplement (powder drinks)	6,223,508	4,874,409	1,349,099	27.7%
Cost of revenues – Bioactive food ingredients	4,371,529	5,656,015	(1,284,486)	(22.7)%
Total cost of revenues	$20,682,326	$20,484,996	197,330	1.0%

Cost of Revenues from sales of our fragrance compound products

The 1.4% increase in cost of revenues for our fragrance compound products from $9,954,572 in fiscal year 2022 to $10,087,289 in the same period of 2023 was mainly attributable to the following: (i) an increase in average purchase order by our customers by 43.8% from 38,284 kilograms sold in fiscal year 2022 to 55,038 kilograms sold in the same period of 2023, mainly attributable to our offering of low-price products; (ii) the increase was partially offset by the decrease in average unit cost, which decreased by 24.1% in fiscal year 2023 as compared to fiscal year 2022.

Cost of Revenues from sales of our health supplement (powder drinks) products

The 27.7% increase in cost of revenues for our health supplement (powder drinks) products from $4,874,409 in fiscal year 2022 to $6,223,508 in the same period of 2023 was mainly attributable to the following: (i) an increase of 31.1% in sales volume from 286,026 cases sold in fiscal year 2022 to 375,035 cases sold in the same period of 2023 due to strong customer demand (ii) an slight increase of 4.8% in weighted average unit cost for this product category mainly due to higher raw material purchase costs as affected by general inflation.

Cost of Revenues from sales of our bioactive food ingredient products

The 22.7% decrease in cost of revenues for our bioactive food ingredient products from $5,656,015 in fiscal year 2022 to $5,656,015 in the same period of 2023, which was mainly attributable to the following: (i) a 60.5% decrease in weighted average unit cost of our bioactive ingredient products in fiscal year 2023 as compared to fiscal year 2022, mainly attributable to our increased sales in apple juice extracts with lower unit cost (ii) the decrease is offset by the increase in sales volume, which increased by 110.7% from 154,464 kilograms in fiscal year 2022 to 325,384 kilograms in the same period of 2023.

Gross Profit

	For the Years Ended September 30,
	2023	2022	Change
	Amount	Amount	Amount	%

Gross Profit – Fragrance compound products	$4,230,768	$3,755,984	$472,537	12.6%
Gross Profit – Health supplement (powder drinks)	2,480,960	2,271,300	209,661	9.2%
Gross Profit – Bioactive food ingredients	2,130,546	3,396,281	(1,265,736)	(37.3)%
Total Gross Profit	$8,842,274	$9,423,565	$(583,538)	(6.2)%
Gross Profit Margin	29.9%	31.5%		(1.6)%

Our gross profit in fiscal year 2023 decreased by $583,538, or 6.2%, to $8,842,274, from $9,423,565 in the same period of 2022. Our gross margin decreased slightly by 1.6% from 31.5% in fiscal year 2022 to 29.9% in the same period of 2023. The decrease in gross profit was due to (i) an increase of 43.8% in sales volume of fragrance compound products due to stronger demand and change in sales strategy as discussed above; (ii) gross profit margin of our fragrance compound products, which increased by 2.1% due to decrease in average unit cost in response to the product mix change as discussed above.

Gross profit from sales of our fragrance compound products

Gross profit of our fragrance compound products increased by $472,537 or 12.6% from $3,755,984 in fiscal year 2022 to $4,230,768 in the same period of 2023. The increase was primarily attributable to (i) a 43.8% increase in sales volume as more of the low-price products were sold during the fiscal year 2023 (ii) the increase is partially offset by the decrease of 21.8% of average selling price of our fragrance compound products as discussed above. As a result of the above, gross margin for our fragrance compound products increased by 2.1 percentage point from 27.4% in fiscal year 2022, to 29.5% in the same period of 2023.

Gross profit from sales of our health supplement (powder drinks) products

Gross profit of our health supplement (powder drinks) products increased by $209,661 or 9.2% from $2,271,300 in fiscal year 2022, to $2,480,960 in the same period of 2023. The increase was primarily attributable to (i) the increase of 31.1% in sales volume due to strong customer demand (ii) the increase is partially offset by the increase of 4.8% in average unit cost as material price increased due to general inflation. As a result of the above, gross margin for our health supplement (powder drinks) products decreased by 3.3 percentage point from 31.8% in fiscal year 2022, to 28.5% in the same period of 2023.

Gross profit from sales of our bioactive food ingredient products

Gross profit of our bioactive food ingredient products decreased by $1,265,736 or 37.3%, from $3,396,281 in fiscal year 2022, to $2,130,546 in fiscal year 2023. This decrease was primarily due to (i) in October 2022, pandemic control measures were strictly enforced nationwide due to a spillover of the pandemic in Xinjiang, affecting regions like Ningxia, Yinchuan, and Gansu. The main raw material for water-soluble thistle sugar, bota cabbage, is predominantly produced in Ningxia and Yinchuan, leading to significant disruptions in our procurement of these raw materials. The critical role of water-soluble thistle sugar and apple polyphenols as essential ingredients in functional foods resulted in a severe shortage of raw materials, impacting the production of functional foods throughout the past year. This shortage, in turn, caused a dual decline in sales revenue and profit margins for this category, constituting the primary reasons for the substantial decrease in gross margins in fiscal year 2023 compared to the previous fiscal year. (ii) in October 2022, strict pandemic control measures nationwide, prompted by Xinjiang’s pandemic spillover, severely hindered our procurement of key raw materials like bota cabbage for water-soluble thistle sugar. The shortage of critical ingredients, essential for functional foods like water-soluble thistle sugar and apple polyphenols, significantly impacted production over the past year. This scarcity led to a dual decline in sales revenue and profit margins, contributing to the substantial decrease in gross margins in fiscal year 2023 compared to the previous fiscal year. As a result of the above, gross margin for our bioactive food ingredient products decreased by 4.8 percentage point from 37.5% in fiscal year 2022, to 32.8% in the same period of 2023.

Selling expenses

	For the Years Ended September 30,		Change
(in US dollars, except percentage)	2023	2022	Amount	%
Selling Expenses	$293,719	$218,822	74,898	34.2%
as a percentage of revenues	1.0%	0.7%		0.3%

Selling expenses increased by $74,898, or 3.4%, from $218,822 in fiscal year 2022, to $218,822 in the same period of 2023, mainly attributable to (i) an increase of $41,266 in delivery expense as we shipped more samples and marketing material during fiscal year 2023 (ii) an increase of $57,537 in salaries and social benefits as overall compensation increased for the sales staff. (iii) the increase was offset by the decrease of $34,062 in advertising expenses as we changed our marketing strategy by attending less trade show.

General and administrative expenses

	For the Years Ended September 30,		Change
(in US dollars, except percentage)	2023	2022	Amount	%
General and Administrative Expenses	$2,329,198	$2,239,967	89,231	4.0%
as a percentage of revenues	7.9	7.5%		0.4%

General and administrative expenses increased by $89,231, or 7.5%, from $2,329,198 in fiscal year 2023, to $2,239,967 in the same period of 2023, mainly attributable to (i) an increase of $71,890 in salaries and social benefits as the overall compensation increased (ii) an increase of $173,242 professional service fees such as legal consulting expense, financial consultant and etc. (iii) the increase is offset by a decreased of $40,016 stock options granted to independent directors and stock option expense in fiscal year 2023 compared to the same period of 2022.

Research and development (“R&D”) expenses

	For the Years Ended September 30,		Change
(in US dollars, except percentage)	2023	2022	Amount	%
Research and Development Expenses	$298,469	424,558	(126,089)	(1.4)%
as a percentage of revenues	1.0	1.4%		(0.4)%

Research and development expenses decreased by $126,089, or approximately 1.4%, from $424,558 in fiscal year 2022, to $298,469 in the same period of 2023. The decrease was mainly due to (i) a decrease of $85,427 in outsourcing R&D activities to external consulting firms (ii) a decrease of $70,029 in material used for R&D activities.

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

	For the Years Ended September 30,		Change
(in US dollars, except percentage)	2023	2022	Amount	%
Interest expense, net	(228,805)	$(445,492)	(216,687)	(48.6)%
Foreign currency exchange gain (loss)	35,008	18,831	16,177	85.9%
Other income, net
-Government grants	25,415	1,306,627	(1,281,212)	(98.1)%
-Others	(195,279)	68,922	(264,201)	(383.3)%
-Investment income	-	$20,343	$(20,343)	(100.0)%

Interest expense, net, decreased by $216,687, or approximately 48.6% in fiscal year 2023 as compared to 2022, mainly attributable to decreased average loan balances we carried during fiscal year 2023 compared to the same period of 2022.

Government subsidy income primarily relate to local government’s cash award to HNTEs based on their financial performance to promote entrepreneurship and stimulate local economies. Such awards are granted on a case-by-case basis by various local governments. Our subsidiary, Xi’an App-chem was approved as a HNTE and received government subsidy in the form of an export sales refund and cash awards based on our annual financial performance. We recognize government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received in the form of a grant and recognized as other operating income totaled $35,008 and $1,306,627 during fiscal year 2023 and 2022, respectively.

Investment income related to income generated by our short-term investments, amounted to Nil and $20,361 during fiscal year 2023 and 2022, respectively.

The overall changes in our other income (expenses) reflected the above major factors.

Provision for Income Taxes

Our provision for income taxes was $1,002,298 during fiscal year 2023, a decrease of $264,727, or 20.9% from $1,267,025 in the same period of 2022 due to our increased taxable income. Under the EIT Law, domestic enterprises and FIEs are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT grants preferential tax treatment to “HNTEs”. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. The corporate income taxes for the years ended September 30, 2023 and 2022 were reported at a blended reduced rate as a result of Xi’an App-chem being approved as a HNTE and enjoying a 15% reduced income tax rate, but subsidiaries of Xi’an App-chem are subject to a 25% income tax rate. The impact of the tax holidays noted above decreased foreign taxes by $667,258 and $825,899 for the years ended September 30, 2023 and 2022, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.15 and $0.108 for the years ended September 30, 2023 and 2022, respectively.

Net income

As a result of the foregoing, our net income decreased to $4,552,680 in fiscal year 2023 from $6,242,424 in fiscal year 2022.

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

As reflected in our consolidated financial statements, we are currently constructing a new manufacturing plant. As of September 30, 2023, we had future minimum capital expenditure commitments on our construction-in-progress (“CIP”) project of $5,000,000 within the next twelve months. Our Yumen project is estimated to be completed in December 2024. The amount of working capital requirement related to these projects will be $5.0 million. We also had unpaid tax liabilities of approximately $2.7 million, which are expected to be settled with local tax authorities within one year. As a result, there is a possibility that our revenue and cash flows may underperform in the next 12 months.

In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. In June 2021, we closed the initial public offering and received net proceeds of approximately $11.3 million. In January 2023, we closed a private offering of ordinary shares and received subscription proceeds of $2.2 million.

As of September 30, 2023, we had cash on hand of $112,751. We also had outstanding accounts receivable of approximately $4.6 million, of which approximately $3.5 million or 75.8% has been subsequently collected as of the date of this filing.

As of September 30, 2023, we had outstanding bank loans of approximately $3.8 million from several PRC banks (including short-term bank loans of $2.9 million, current portion of long-term bank loans of approximately $2.5 million and long-term loan of $0.4 million). Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and our good credit history. In addition to the current borrowings, from December 2022 to January 2023, we secured an aggregate of $1.7 million of short-term loans with PRC banks as working capital loan.

Based on the current operating plan, management believes that the above-mentioned measures, including cash on hand of $112,751, $2.2 million proceeds from our private offering of ordinary shares in January 2023 and the $2.4 million unused line of credit, collectively will provide sufficient liquidity for us to settle the tax liabilities with local government, to meet our future liquidity and capital expenditure requirement on the CIP project for at least 12 months from the date our consolidated financial statements for the year ended September 30, 2023 are issued.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended September 30,
	2023	2022	2021
Net cash (used in) provided by operating activities	(651,912)	$(187,121)	$4,053,124
Net cash used in investing activities	(1,185,665)	(3,055,651)	(7,443,745)
Net cash provided by financing activities	1,155,247	2,261,516	5,352,682
Effect of exchange rate change on cash	(45,780)	(81,750)	(111,301
Net (decrease) increase in cash	(728,110)	(1,063,006)	1,850,761)
Cash, beginning of year	840,861	1,903,867	53,106
Cash, end of year	112,751	$840,861	$1,903,867

Cash flows from operating activities

Net cash used in operating activities during the year ended September 30, 2023 was $651,912, primarily attributable to net income of $4,552,682 for the year ended September 30, 2023, our taxes payable increased by $1,561,946 primarily due to increased sales in the year ended September 30, 2023, an decrease of $2,081,376 account receivable due to increased account receivable settlement during the year ended September 30, 2023, and increase in advance to suppliers of $11,510,450 due to the advance payment to our suppliers and contractors.

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

Cash flows from investing activities

Net cash used in investing activities during the year ended September 30, 2023 was $1,185,665 which was primarily attributable to the purchase of intangible assets during the year ended September 30, 2023 of $669,190 as well as the capital expenditure on CIP of $460,125.

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

Cash flows from financing activities

Net cash provided by financing activities for the year ended September 30, 2023 was $1,155,247, primarily include net proceeds from issuance of our ordinary shares of $2,027,544, proceeds from short-term loans of $2,879,809, proceeds from long-term loans of $1,132,803, offset by repayment of long-term loans of $2,143,046, and repayment of short-term loans of $2,728,836.

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

During the year ended September 30, 2023, we experienced a net decrease in cash of $728,110 as compared to 2022.

C.	Research and Development, Patents and Licenses, Etc.

Please see Item 4.A. “Information on the Company—Business Overview—Intellectual Property,” above.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended September 30, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As of September 30, 2023 and 2022, there were no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

As of September 30, 2023, we had the following contractual obligations:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(1) Debt Obligations	3,800,868	2,929,500	871,368	-	-
(2) Lease Obligations	319,017	227,797	91,720	-	-
(3) Capital expenditure commitment obligations on CIP project	5,000,000	5,000,000		-	-
Total	9,119,885	8,157,297	963,088	-	-

(1) As of September 30, 2023, we had total $3,800,868 short-term and long-term borrowings from several PRC banks and financing institutions (including short-term loans of $2,509,890, current portion of long-term loans of $419,610 and long-term loans of $871,368) (see Footnote 10 – Debt, for details).

(2) A two-year capital lease agreement with Taizhongyin Finance Lease (Suzhou) Ltd. (“the Lessor”), as well as operating lease of our factory space in Dali and office space in Xi’an.

(3) Construction-in-progress (“CIP”) represents direct costs of construction incurred for our manufacturing facilities.

On May 10, 2021, a subsidiary of Xi’an App-Chem, Gansu Baimeikang Bioengineering Co., Ltd. obtained a land use right and started to construct a new manufacturing plant in Yumen City (“Yumen Project”), Gansu Province, with total budget of RMB 40 million (approximately $5.6 million) for including the construction of the main body of the manufacturing plant, plant decoration and purchase of machinery and equipment. The construction of Yumen Project was initially expected to be completed by October 2022. Due to resurgence of the COVID-19 pandemic, which resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines and travel bans, the construction work is estimated to be completed in December 2024.

As of September 30, 2023, our future minimum capital expenditure on the Yumen project is estimated to be $5,000,000 for the next 12 months. We currently plan to support our ongoing CIP project construction through cash flows from operations, bank borrowings, security offerings.

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

Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. We determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the collection is not probable, Nil, Nil and $99,528 uncollectable account receivable was written-off during the years ended September 30, 2023, 2022 and 2021, respectively. Allowance for uncollectable balances amounted to $13,004 and $13,337 as of September 30, 2022 and 2021, respectively.

Inventories, net

Inventories are stated at net realizable value using weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. We evaluate inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging, expiration dates, as applicable, taking into consideration historical and expected future product sales. We recorded inventory reserve of $1,079 and $6,869 as of September 30, 2023 and 2022, respectively.

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

Disaggregation of Revenues

We disaggregate our revenue from contracts by product types, as we believe it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The summary of our total revenues by product categories for the years ended September 30, 2023, 2022 and 2021 was as follows:

Revenue by region

The summary of our total revenues by region for the years ended September 30, 2023, 2022 and 2021 was as follows:

	For Years ended September 30,
	2023	2022	2021
PRC	$28,971,115	$28,756,333	$23,704,259
Overseas	551,238	1,152,228	1,790,305
Total revenue	$29,522,353	$29,908,561	$25,494,564

Revenue by product categories

The summary of our total revenues by product categories for the years ended September 30, 2023, 2022 and 2021 was as follows:

	For Years ended September 30,
	2023	2022	2021
Fragrance compounds	$14,315,810	$13,710,556	$12,744,029
Health supplements (solid drinks)	8,704,468	7,145,708	6,655,982
Bioactive food ingredients	6,502,075	9,052,297	6,094,553
Total revenue	$29,522,353	$29,908,561	$25,494,564

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

Our operating subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the years ended September 30, 2023, 2022 and 2021. As of September 30, 2023 and 2023, all of the tax returns of our PRC subsidiary remain open for statutory examination by PRC tax authorities.

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

Although the Board of Directors and management team for Bon Natural Life Limited has been recently constituted, each of our executive officers has been serving in an equivalent position with Xi’an App-Chem for some time as indicated in the footnotes to the table below. Our executive officers and directors and their ages as of the date of this Annual Report are as follows:

Name	Age	Date Joined Bon Natural Life	Position(s) and Office(s) Held
Yongwei Hu	52	June, 2020(1)	Chief Executive Officer, Director, and Chairman
Wallace Lee	45	April, 2023	Chief Financial Officer
Yingchun Xue	50	June, 2020(2)	Chief Operating Officer and Director
Wenjuan Chen	44	June, 2020(3)	Chief Marketing Officer
Jianli Liu	64	June, 2020(4)	Chief Technology Officer and Chief Scientist
Jianjun Gao	53	August, 2023	Director
Jing Chen	58	October, 2023	Director
Zhixiang Gao	53	October, 2023	Director

(1) Mr. Hu has led Xi’an App-Chem as President and Chairman of its board since April of 2006.

(2) Ms. Xue has served as Vice President of Xi’an App-Chem since 2011.

(3) Ms. Chen has served as Vice General Manager of Xi’an App-Chem since 2006.

(4) Mr. Liu has served as CTO and Chief Scientist of Xi’an App-Chem since 2006.

The business address for all of our officers and directors is Room 601, Block C, Gazelle Valley, No.69, Jinye Road High-Tech Zone, Xi’an, Shaanxi, China.

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

Wallace Lee is our Chief Financial Officer. Mr. Lee served as the Vice President of Finance at Ruanyum Edi Technology, Inc. since February 2022. Mr. Lee has served in a variety of key leadership roles with companies including China SXT Pharmaceuticals, Inc. (Nasdaq:SXTC) (February 2021 - January 2022 as Chief Financial Officer), Wanda Sports Group Holding Limited (Nasdaq: WSG) (January 2019 - April 2020 as Finance Securities & Operation Director) and Secoo Holding Limited (Nasdaq: SECO) (May 2017- December 2019 as Finance Reporting Director), Beijing Yongtuo CPA Limited (2012-2017 as Audit Principal of the International Business Department). He received his undergraduate from University of Houston and is a Certified Public Accountant in the state of Texas.

Yingchun Xue is our Chief Operating Officer and she has served as the member of our Board of Directors since August 2, 2023. Ms. Xue has worked for Xi’an App-Chem Bio (Tech) Co,. Ltd. since 2011 and is currently the Vice President in charge of research and development of plant extracts, quality control and procurement of trade products. A senior phytochemical engineer, Ms. Xue obtained a bachelor’s degree in Applied Chemistry upon graduation from Nanjing University in 1994.

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

Jianjun Gao has served as the member of our Board of Directors and chairman of the Compensation Committee of the Board of Directors since August 2, 2023. Mr. Gao has served as a Bioinformatics Scientist at Progenesis Inc. since October of 2022. Prior to that, from September of 2020 to October of 2022, Mr. Gao served as Senior Bioinformatician, and director of the epigenetics team at The Lundquist Institute, Harbor-UCLA Medical Center. From September 2020 to July 2021, he was a Bioinformatics data scientist on contract with Genentech. From August 2019 to July 2020, Mr. Gao was a Biostatistics Scientist at Denovo Biopharma LLC. From September 2018 to August 2019, he was a scientist in computational biology at Takeda Pharmaceutical in San Diego. From January 2016 to August 2018, Mr. Gao was a Sr. Bioinformatician/ Data analyst, at the School of Medicine at the University of California San Diego. From August of 2014 to December of 2016, he was Bioinformatician in the Department of Human Genetics at the University of Chicago. Mr. Gao was also a data analyst at the Department of Public Health Sciences at the University of Chicago from September 2012 to August 2014. Mr. Gao was a Postdoctoral Fellow at the Epidemiology Branch, National Institutes of Environmental Health Sciences, National Institutes of Health from February of 2008 through September of 2012.

Mr. Gao holds a Ph.D in Neurobiology and Population Genetics from the Institute for Nutritional Sciences, Chinese Academy of Science, China, an M.S. in Genetics and Population Heath from the Institute of Population & Health, Northwest University, China, and a B.S. from the College of Life Science, Lanzhou University, China. Mr. Gao is an expert in genetic, genomic, epigenetic, and epidemiologic data analysis, and in data visualization and interpretation via bioinformatics pipelines. Bionformatics is an interdisciplinary field that develops methods and software tools for understanding biological data. Based on Mr. Gao’s deep technical background, rich experience and industry resources in the field of biotechnology, he can help the company in the following aspects, 1). Assisting the company to keep up with the development of cutting-edge biotechnology; 2). Introducing and assisting the company to acquire high level technology and technical experts; 3). Assisting the company to obtain investment from professional investment institutions based on his rich resources of biotechnology investment institutions.

Jing Chen has served as the member of our Board of Directors and chairman of the Audit Committee of the Board of Directors since October 2, 2023. Most recently, Ms. Chen served as the Vice President of Future FinTech Group Inc. (NASDAQ: FTFT) from November 2020 to April 2023. Previously, she served as the Chief Financial Officer of Future FinTech Group Inc. from May 2019 to November 2020. Ms. Chen served as the CFO of AnZhiXinCheng (Beijing) Technology Co., Ltd. from August 2018 to May 2019. Ms. Chen has also served as an independent director of Hello iPayNow (Beijing) Company Ltd. since April 2019. From August 2017 to July 2018, Ms. Chen served as the CFO of Beijing Logis Technology Development Co., Ltd., a company listed on The National Equities Exchange and Quotations Co., Ltd. of China which is a Chinese over-the-counter stock trading system. From June 2016 to July 2017, Ms. Chen served as the Group Chief Financial Officer of Beijing AnWuYou Food Co., Ltd. Ms. Chen served as the Chief Financial Officer of Beijing DKI Investment Management Co., Ltd. from August 2012 to May 2016. Ms. Chen’s other professional experience includes service as the Chief Financial Officer of Yayi International Inc. (U.S. OTCBB: YYIN) from February 2010 to April 2012, the Chief Financial Officer of China Natural Gas, Inc. (NASDAQ GM: CHNG) from May 2009 to January 2010, and Chief Financial Officer of Origin Agritech Inc. (NASDAQ: SEED) from December 2007 to September 2008. She has also served as the Senior Director of Finance of iKang Healthcare Group Inc. (NASDAQ: KANG listed on April 9, 2014) from December 2006 to November 2007 and as the Director of Finance of Elong Inc. (NASDAQ: LONG) from August 2001 to November 2006.

Ms. Chen received a degree of Doctor of Business Administration from Victoria University, Neuchatel, Switzerland in March 2008 and an MBA degree from City University of Seattle, Washington, U.S. in April 2000. She graduated from Shanghai Institute of Tourism with a major in Accounting in July 1985 and completed her studies of Supervisory Skills in Hong Kong Polytechnic Institute in September 1993. She holds a Fellow Membership of CPA Australia (FCPA) and a Fellow Membership of the Association of International Accountants U.K. (FAIA). She is also a Member of the Chartered Institute of Management Accountants (CIMA), a Senior Member of the International Financial Management (SIFM) accredited by the Ministry of Human Resources and Social Security of PRC, and a Certified Internal Control Professional, as granted by Internal Control Institute (ICI).

Zhixiang Gao has served as the member of our Board of Directors and chairman of the Nominating Committee of the Board of Directors since October 2, 2023. Mr. Gao has served as the Deputy General Manager of Xi’an Shiyuan Logistics Service Company Ltd. since February 2022. Mr. Gao served as the General Manager of Qixia (Xi’an) Technology Company Ltd. from January 2019 to February 2022. Mr. Gao served as the Associate Dean of Information Engineering at the Technology Research Institute of Shaanxi Normal University from January 2019 to February 2022. From July 2017 to December 2018, Mr. Gao worked for Eurasia University in Xi’an to take charge of the preparation work of the audit department and the improvement of the internal control system. From February 2009 to July 2017, Mr. Gao served as the General Manager of Logistics Group of Eurasia University in Xi’an. From May 2006 to July 2017, Mr. Gao served as the Director of the Procurement Department of Eurasia University in Xi’an. Mr. Gao served as the Chief of Finance of Sichuan Tianyi College from May 2004 to May 2005 and as the Finance Supervisor of Xi’an Oriental Hotel from July 1994 to July 2003.

Mr. Gao received a Master of Business Administration degree from Northwestern Polytechnical University, Xi’an, China in December 2015. He received a Bachelor of Economics and Management degree from Army and Communication College of Xi’an, China in September 2007. Mr. Gao graduated from Shaanxi Tourism Institute, a technical secondary school, with a major in Foreign-related Financial Administration in September 1994.

B.	Compensation

Set forth below is the compensation paid during the fiscal year ended September 30, 2023 for each of our executive officers and directors. The figures below represent the compensation paid by Xi’an App-Chem:

Name	2023 Compensation
Yongwei Hu	US$20,968
Wallace Lee	US$24,671
Yingchun Xue	US$15,860
Wenjuan Chen	US$16,138
Jianli Liu	-
Jianjun Gao	US$913
Jing Chen	-
Zhixiang Gao	-
Zhenchao Li (former CFO)	US$730
James Edward Burns (former Director)	US$26,745
Lawrence Leighton (former Director)	US$27,000
Jeffrey J. Guzy (former Director)	US$18,000

C.	Board Practices

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our Articles.

Directors Service Contracts

Yongwei Hu serves under a Labor Contract with Xi’an App-Chem dated November 3, 2014. The term of his contract is open-ended. Mr. Hu is bound by a non-competition agreement for the three years following the end of his employment.

Yingchun Xue serves under a Director Service Agreement dated August 3, 2023 (the “Agreement”). Under the Agreement, Ms. Xue receives a stock options of $12,000 per year for each year of service as director. The term of this Agreement is one year. Upon expiration of this Agreement, Agreement renewal should be based on negotiations between the Company and director.

Jianjun Gao serves under a Director Service Agreement dated August 3, 2023 (the “Agreement”). Under the Agreement Mr. Gao receives a stipend of $1,000 per month for each month and a stock options of $12,000 per year for each year of service as director. The term of this Agreement is one year. Upon expiration of this Agreement, Agreement renewal should be based on negotiations between the Company and director.

Jing Chen serves under a Director Service Agreement dated October 3, 2023 (the “Agreement”). Under the Agreement, Ms. Chen receives a stipend of $1,500 per month for each month and stock options having a value of $12,000, to be determined by reference to the closing price of Company’s stock on October 3, 2023. The term of this Agreement is one year. Upon expiration of this Agreement, Agreement renewal should be based on negotiations between the Company and director.

Zhixiang Gao serves under a Director Service Agreement dated October 3, 2023 (the “Agreement”). Under the Agreement, Mr. Gao receives a stipend of $1,000 per month for each month and stock options having a value of $12,000, to be determined by reference to the closing price of Company’s stock on October 3, 2023. The term of this Agreement is one year. Upon expiration of this Agreement, Agreement renewal should be based on negotiations between the Company and director.

Committees of the Board

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Jing Chen, Jianjun Gao, and Zhixiang Gao. Jing Chen is the chairman of our audit committee. We have determined that Jing Chen, Jianjun Gao, and Zhixiang Gao each satisfy the “independence” requirements of Rule 4200(a)(15) of The NASDAQ Stock Market, Inc., and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Jing Chen qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Jing Chen, Jianjun Gao, and Zhixiang Gao. Jianjun Gao is the chairman of our compensation committee. We have determined that Jing Chen, Jianjun Gao, and Zhixiang Gao each satisfy the “independence” requirements of Rule 4200(a)(15) of The NASDAQ Stock Market, Inc. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Jing Chen, Jianjun Gao, and Zhixiang Gao. Zhixiang Gao is the chairman of our nominating and corporate governance committee. We have determined that Jing Chen, Jianjun Gao, and Zhixiang Gao each satisfy the “independence” requirements of Rule 4200(a)(15) of The NASDAQ Stock Market, Inc. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

As of September 30, 2023, we had a total of 96 full time employees, of which 46 are in production, 5 are in quality control, 16 are in R&D, 19 are in sales and marketing, 6 are in finance and accounting, and 4 are in office and administration. We do not have any part time employees.

E.	Share Ownership

The following table sets forth, as of the date of this Annual Report, the beneficial ownership of our ordinary shares by each executive officer and director, by each person known by us to beneficially own more than 5% of our ordinary shares and by the executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 13,938,662 shares of ordinary shares issued and outstanding.

Title of class	Name of beneficial owner	Amount of beneficial ownership		Percent of class
Current Executive Officers and Directors
Ordinary Shares	Yongwei Hu	1,703,652		12.22%
Ordinary Shares	Wallace Lee	-		-%
Ordinary Shares	Yingchun Xue(1) (2)	30,000	(1)	0.22%
Ordinary Shares	Wenjuan Chen(1)	20,000	(1)	0.14%
Ordinary Shares	Jianli Liu(3)	137,069	(3)	0.98%
Ordinary Shares	Jianjun Gao	-	(5)	-%
Ordinary Shares	Jing Chen	-	(6)	-%
Ordinary Shares	Zhixiang Gao	-	(7)	-%
Total of All Current Officers and Directors:		1,890,721		13.56%

≥ 5% Beneficial Owners
Ordinary Shares	Pomegranate Flower Limited(4)	721,162		5.174%

(1)	Represents proportional beneficial ownership of shares held in Lavender Oil Limited, a company in which Yingchun Xue, our director and COO, Wenjuan Chen, our CMO, and Zhenzhao Li, our former CFO, are shareholders and hold the shares through their proportional ownership of Lavender Oil Limited.

(2)

Represents options to purchase ordinary shares of the Company, par value $0.0001 per share, at an exercise price of $0.01 per share. The stock options issued to the Director shall have a value of $12,000, to be determined by reference to the closing price of Company’s stock on August 3, 2023.

(3)	Represents proportional beneficial ownership of shares held in Hawthorn Fruit Limited, a company in which Jianli Liu is a shareholder and holds the shares through his proportional ownership of Hawthorn Fruit Limited.

(4)	Pomegranate Flower Limited is a company limited by shares incorporated under the laws of British Virgin Islands. The person having voting, dispositive or investment powers over Pomegranate Flower Limited is Hao Qu; accordingly, Hao Qu is deemed to control Pomegranate Flower Limited.

(5)	Represents options to purchase ordinary shares of the Company, par value $0.0001 per share, at an exercise price of $0.01 per share. The stock options issued to the Director shall have a value of $12,000, to be determined by reference to the closing price of Company’s stock on August 3, 2023.

(6)	Represents options to purchase ordinary shares of the Company, par value $0.0001 per share, at an exercise price of $0.01 per share. The stock options issued to the Director shall have a value of $12,000, to be determined by reference to the closing price of Company’s stock on October 3, 2023.

(7)	Represents options to purchase ordinary shares of the Company, par value $0.0001 per share, at an exercise price of $0.01 per share. The stock options issued to the Director shall have a value of $12,000, to be determined by reference to the closing price of Company’s stock on October 3, 2023.

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

Except as set forth below, during our preceding three financial years up to the date of this Annual Report, there have been no transactions or loans between the company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence:

(a) Due to related parties

	Related party relationship	September 30, 2023	September 30, 2022

Wenhu Guo	Senior Management of the Company	$6,168	$3,290
Yongwei Hu	Chief Executive Officer and Controlling shareholder of the Company	3,392	6,583
Jing Liu	Wife of the controlling shareholder	18,925	-
Sheying Wang	Senior Management of the Company	3,016	3,093
Yuantao Wang	49% shareholder of Tianjin YHX	23,650	59,870
Shujie Mou	Senior Management of Tianiin YHX	28,229	-
Total due to related parties		$83,380	$72,836

As of September 30, 2023 and 2022, the balance of due to related parties was comprised of the Company’s borrowings from related parties and was used for working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand.

(b) Due from related parties

	Related party relationship	September 30, 2023	September 30, 2022

Wenjuan Chen	Senior Management of the Company	$8,358	$-
Lu Jiang	Employee of the Company	53	-
Total due from related parties		$8,411	$-

As of September 30, 2023 and 2022, the balance of due from related parties was mainly comprised of advance to the employees for business purposes.

(c) Loan guarantee provided by related parties

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

A.	Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this Annual Report. See Item 18 “Financial Statements.”

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

Approximate Number of Holders of Our Securities

On January 10, 2022, there were 16 shareholders of record of our common stock. Certain of our securities are held in nominee or street name so the actual number of beneficial owners of our securities is greater than the number of record holders set forth above.

B.	Plan of Distribution

Not applicable.

C.	Markets

See our disclosures above under “A. Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

As of the date of this Annual Report, our company’s capital is US$50,000.00 divided into (a) 450,000,000 ordinary shares, par value of US$0.0001 each and (b) 50,000,000 preference shares, par value of US$0.0001 each. As of the date of this Annual Report, 13,938,662 ordinary shares are issued and outstanding. All of our issued and outstanding ordinary shares are fully paid.

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

Regulations on Dividend Distribution

Distribution of dividends of foreign investment enterprises are mainly governed by the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016 respectively, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in the PRC may distribute dividends only out of their accumulative profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, no less than 10% of the accumulated profits of the foreign investment enterprises in the PRC are required to be allocated to fund certain reserve funds each year unless these reserves have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from previous fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Under our current corporate structure, our BVI holding company may rely on dividend payments from our wholly foreign-owned enterprises incorporated in China to fund any cash and financing requirements we may have. Limitation on the ability of our operating subsidiaries to make remittance to our WOFEs and on the ability of our WOFEs to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

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

We have filed this Annual Report on Form 20-F with the SEC under the Exchange Act. Statements made in this Annual Report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC including this Annual Report, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549. You can also obtain copies of this Annual Report by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330. In accordance with NASDAQ Stock Market Rule 5250(d).

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 10.2% for the year ended September 30, 2022 and depreciated by 2.6% for the year ended September 30, 2023. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

Interest Rate Risk

We are not currently exposed to interest rate risk. We do not own any interest-bearing instruments and our interest-bearing debt carries a fixed rate.

Market Price Risk

We are not currently exposed to commodity price risk or market price risk.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

Seasonality does not materially affect our business or the results of our operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

As of the date of this Annual Report, we had the following warrants and options outstanding:

●	Options issued to our directors as follows:

○	Options to purchase ordinary shares of the Company, par value $0.0001 per share, at an exercise price of $0.01 per share. The stock options issued to the Director shall have a value of $12,000, to be determined by reference to the closing price of Company’s stock on August 3, 2023.

○	Options to purchase ordinary shares of the Company, par value $0.0001 per share, at an exercise price of $0.01 per share. The stock options issued to the Director shall have a value of $12,000, to be determined by reference to the closing price of Company’s stock on August 3, 2023.

○	Options to purchase ordinary shares of the Company, par value $0.0001 per share, at an exercise price of $0.01 per share. The stock options issued to the Director shall have a value of $12,000, to be determined by reference to the closing price of Company’s stock on October 3, 2023.

○	Options to purchase ordinary shares of the Company, par value $0.0001 per share, at an exercise price of $0.01 per share. The stock options issued to the Director shall have a value of $12,000, to be determined by reference to the closing price of Company’s stock on October 3, 2023.

●	Warrants issued to investors as follows:

	○	Warrants to purchase a total of 2,750,000 ordinary shares of the Company, par value $0.0001 per share, at an exercise price of $0.88 per share.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

We do not have any American Depositary Shares.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act, as of September 30, 2023.

The term “disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) means controls and other procedures of the Company that are designed to ensure that information required to be disclosed by a company in reports, such as this Annual Report, that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of September 30, 2023, due to material weaknesses in our internal control over financial reporting related to a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements

Following the identification of the material weaknesses and control deficiencies, we have taken remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control.

As of the date of this Annual Report, we have not fully addressed the above-referenced weaknesses. However, we have made progress in implementing remedial measures, specifically:

● We have hired three additional mid-level financial staff as of the date of this Annual Report, one of whom has been staffed in the financial reporting unit and the other in the internal control department.

In addition, we appointed a new Chief Financial Officer, Mr. Wallace Lee, in April 2023 to assume the responsibilities previously held by Mr. Zhenchao Li. Mr. Lee is a U.S. Certified Public Accountant and he has over 20 years of experience in U.S. accounting. He previously held various senior roles with a handful of U.S.-listed companies. We believe his extensive experience in U.S. accounting will be critical to our remedial measures.

● Since September 30, 2020, the management team in the PRC has held internal meetings, discussions, trainings, and seminars on a monthly basis to review our financial statements and operational performance and to identify areas to improve our internal control procedures.

● We have appointed directors and established an audit committee.

● In April 2021, we engaged Grant Thornton (Special General Partnership), Xiamen Branch to assist us in setting-up our financial and system control framework. Grant Thornton has completed the evaluation of the effectiveness of our existing financial and system control and formulated an implementation plan with expanded and enhanced control and procedures. We expect to fully complete the setup of our financial and system control framework by December 31, 2024.

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

Management assessed our internal control over financial reporting as of September 30, 2023. The standard measures adopted by management in making its evaluation are the measures in the Internal-Control Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on management’s assessment using the COSO criteria, our CEO and CFO concluded that our internal control over financial reporting as of September 30, 2023 was not effective. We have taken, and are taking, certain actions to remediate the material weaknesses.

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

D.	Changes in Internal Controls over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee of our board of directors currently consists of three members, Jing Chen, Jianjun Gao, and Zhixiang Gao. Our board of directors has determined that all of our audit committee members are “independent” under the Exchange Act and have the requisite financial knowledge and experience to serve as members of our audit committee. In addition, our board of directors has determined that Jing Chen is an “audit committee financial expert” as defined in Item 16A of the Instructions to Form 20-F and meets NASDAQ’s financial sophistication requirements due to his current and past experience in various companies in which he was responsible for, amongst others, the financial oversight responsibilities.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to all of the directors, officers and employees of the Company and its subsidiaries, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the Code of Ethics is filed as Exhibit 14.1 to our amended registration statement on Form F-1 filed on May 14, 2021. During the fiscal year ended September 30, 2023, there were no waivers of our Code of Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended September 30,
	2023	2022
Audit Fees*	$190,000	$300,000

*	“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect(4)

4.1	Registrant’s Specimen Certificate for Ordinary Shares(2)

4.2	2022 Equity Incentive Plan(4)

10.1	Labor Contract between Xi’an App-Chem and Yongwei Hu(1)

10.2	Loan Agreement(1)

10.3	Director Service Agreement with Yingchun Xue(7)

10.4	Director Service Agreement with Jianjun Gao(7)

10.5	Director Service Agreement with Jing Chen(8)

10.6	Director Service Agreement with Zhixiang Gao(8)

10.7	English translation of Property Lease Agreement for Weinan Raw Materials and Ingredients Production Site(1)

10.8	Form of Subscription Agreement for private offering closed January 17, 2023(6)

10.9	Form of Warrant issued in private offering closed January 17, 2023(6)

14.1	Code of Business Conduct and Ethics(1)

21.1	Significant subsidiaries of the Registrant(5)

31.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)(9)

31.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)(9)

32.1	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(9)

32.2	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(9)

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

(3) Incorporated by reference to Report of Foreign Private Issuer on Form 6-K filed June 30, 2022

(4) Incorporated by reference to Report of Foreign Private Issuer on Form 6-K filed November 8, 2022

(5) Incorporated by reference to Annual Report on Form 20-F filed January 31, 2022

(6) Incorporated by reference to Report of Foreign Private Issuer on Form 6-K filed January 20, 2023

(7) Incorporated by reference to Report of Foreign Private Issuer on Form 6-K filed August 4, 2023

(8) Incorporated by reference to Report of Foreign Private Issuer on Form 6-K filed October 5, 2023

(9) Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: February 9, 2024	Bon Natural Life Limited

/s/ Yongwei Hu
Yongwei Hu
Chief Executive Officer

INDEX TO CONSOLDIATED FINANCIAL STATEMENTS

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Bon Natural Life Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bon Natural Life Ltd and Subsidiaries (collectively, the “Company”) as of September 30, 2023 and 2022, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years ended September 30, 2023 and 2022, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for years ended September 30, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ YCM CPA, Inc.

We have served as the Company’s auditor since 2022.

PCAOB ID 6781
Irvine, California
February 9, 2024

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2023	2022
ASSETS
CURRENT ASSETS
Cash	$112,751	$840,861
Short-term investments	65	-
Accounts receivable, net	4,602,466	6,784,307
Inventories, net	987,287	1,722,120
Advance to suppliers, net	15,117,191	4,091,990
Acquisition deposit	1,000,000	1,000,000
Due from related parties	8,411	-
Prepaid expenses and other current assets	2,355,293	277,509
TOTAL CURRENT ASSETS	24,183,464	14,716,787

Property, plant and equipment, net	21,064,043	21,624,437
Intangible assets, net	995,227	366,167
Right-of-use lease assets, net	312,067	546,690
Deferred tax assets, net	1,335	2,768
TOTAL ASSETS	$46,556,136	$37,256,849

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans	$2,509,890	$2,424,587
Current portion of long-term loans	419,610	2,135,979
Accounts payable	1,404,937	214,585
Due to related parties	83,380	72,836
Taxes payable	2,718,687	1,239,708
Deferred revenue	106,514	188,745
Accrued expenses and other current liabilities	2,140,900	114,431
Finance lease liabilities, current	-	26,285
Operating lease liability, current	227,297	230,182
TOTAL CURRENT LIABILITIES	9,611,215	6,647,338
Long-term loans	871,368	189,813
Finance lease liabilities, noncurrent	-	-
Operating lease liability, noncurrent	91,720	327,202
TOTAL LIABILITIES	$10,574,303	$7,164,353

COMMITMENTS AND CONTINGENCIES		-
EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 11,738,662 and 8,396,226 shares issued and outstanding as of September 30, 2023 and 2022, respectively	$1,174	$840
Additional paid in capital	18,088,056	15,711,450
Statutory reserve	2,372,871	1,804,116
Retained earnings	18,703,996	14,676,769
Accumulated other comprehensive income	(3,681,445)	(2,631,171)
TOTAL BON NATURAL LIFE LIMITED SHAREHOLDERS’ EQUITY	35,484,652	29,562,004
Non-controlling interest	497,181	530,492
TOTAL SHAREHOLDERS’ EQUITY	35,981,833	30,092,496
TOTAL LIABILITIES AND EQUITY	$46,556,136	$37,256,849

The accompanying notes are an integral part of these consolidated financial statements

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE (LOSS) INCOME

	For the Years Ended September 30,
	2023	2022	2021
REVENUE	$29,522,353	$29,908,561	$25,494,564
COST OF REVENUE	(20,682,326)	(20,484,996)	(18,382,637)
GROSS PROFIT	8,840,027	9,423,565	7,111,927

OPERATING EXPENSES
Selling expenses	(293,719)	(218,822)	(138,530)
General and administrative expenses	(2,329,198)	(2,239,967)	(1,323,726)
Research and development expenses	(298,469)	(424,558)	(249,050)
Total operating expenses	(2,921,386)	(2,883,347)	(1,711,306)

INCOME FROM OPERATIONS	5,918,641	6,540,218	5,400,621

OTHER INCOME (EXPENSES)
Interest income	9,419	1,392	3,207
Interest expense	(238,224)	(446,884)	(417,266)
Unrealized foreign transaction exchange gain (loss)	35,008	18,831	(45,124)
Government subsidies	25,415	1,306,627	449,972
Income from short-term investments	-	20,343	565
Other income	(195,279)	68,922	38,409
Total other income (expenses) , net	(363,661)	969,231	29,763

INCOME BEFORE INCOME TAX PROVISION	5,554,980	7,509,449	5,430,384

INCOME TAX PROVISION	(1,002,298)	(1,267,025)	(820,931)

NET INCOME	4,552,682	6,242,424	4,609,453
Less: net income (loss) attributable to non-controlling interest	(43,300)	4,936	18,650
NET INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$4,595,982	$6,237,488	$4,590,803

OTHER COMPREHENSIVE INCOME (LOSS)
Total foreign currency translation adjustment	(1,040,285)	(2,855,701)	612,806
TOTAL COMPREHENSIVE INCOME	3,512,397	3,386,723	5,222,259
Less: foreign currency translation adjustment attributable to non-controlling interest	9,989	(2,309)	2,483
COMPREHENSIVE INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$3,502,408	$3,389,032	$5,219,776

EARNINGS PER SHARE
Basic	$0.50	$0.75	$0.69
Diluted	$0.50	$0.74	$0.68

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	9,139,600	8,360,774	6,615,833
Diluted	9,198,107	8,396,064	6,706,235

The accompanying notes are an integral part of these consolidated financial statements.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

	Common shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’	Non- controlling	Total
	Shares	Amount	capital	reserve	earnings	loss	equity	interest	equity
Balance at September 30, 2020	5,800,000	$580	$5,251,205	$579,922	$5,072,672	$(388,102)	$10,516,277	$506,732	$11,023,009

Issuance of ordinary shares in initial public offerings, net	2,530,000	253	9,822,097	-	-	-	9,822,350	-	9,822,350
Amortization of share-based compensation	-	-	422,221	-	-	-	422,221	-	422,221
Amortization of stock options	-	-	44,910	-	-	-	44,910	-	44,910
Appropriation to statutory reserve	-	-	-	470,799	(470,799)		-	-	-
Net income	-	-	-	-	4,590,803	-	4,590,803	18,650	4,609,453
Foreign currency translation adjustment	-	-	-	-	-	610,323	610,323	2,483	612,806

Balance at September 30, 2021	8,330,000	$833	$15,540,433	$1,050,721	$9,192,676	$222,221	$26,006,884	$527,865	$26,534,749

Non-cash exercise of warrants	52,226	6	(6)	-	-	-	-	-	-
Exercise of stock options	14,000	1	140	-	-	-	141	-	141
Amortization of share-based compensation	-	-	170,883	-	-	-	170,883	-	170,883
Appropriation to statutory reserve	-	-	-	753,395	(753,395)		-	-	-
Net income	-	-	-	-	6,237,488	-	6,237,488	4,936	6,242,424
Foreign currency translation adjustment	-	-	-	-	-	(2,853,392)	(2,853,392)	(2,309)	(2,855,701)

Balance at September 30, 2022	8,396,226	$840	$15,711,450	$1,804,116	$14,676,769	$(2,631,171)	$29,562,004	$530,492	$30,092,496

Issuance of ordinary shares in a private placement, net	2,750,000	275	2,027,269	-	-	-	2,027,544	-	2,027,574
Issuance of ordinary shares for services	570,000	57	218,247				218,304	-	218,304
Exercise of stock options	22,436	2	(2)	-	-	-	-	-	-
Share-based compensation			131,092				131,092		131,092
Appropriation to statutory reserve				568,755	(568,755)
Net income					4,595,982		4,595,982	(43,300)	4,552,682
Foreign currency translation adjustment						(1,050,274)	(1,050,274)	9,989	(1,040,285)
Balance at September 30, 2023	11,738,662	$1,174	$18,088,056	$2,372,871	$18,703,996	$(3,681,445)	$35,484,652	$497,181	35,981,833

The accompanying notes are an integral part of these consolidated financial statements

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2023	2022	2021
Cash flows from operating activities
Net income	$4,552,682	$6,242,424	$4,609,453
Adjustments to reconcile net income to cash provided (used in) by operating activities
Allowance for doubtful accounts	-	116	2,948
Depreciation and amortization	954,517	218,526	228,547
Inventory reserve recovery	(5,812)	(138,354)	(312,532)
Deferred income tax	1,411	19,012	29,109)
Amortization of operating lease right-of-use assets	228,552	150,978	58,147
Amortization of stock-based compensation	131,092	170,883	44,910
Issuance of ordinary shares for services	218,304	-	-
Unrealized foreign currency exchange loss (gain)	(35,008)	(18,831)	45,124
Gain on disposal of property and equipment	-	(725)	-
Changes in operating assets and liabilities:
Accounts receivable	2,081,376	(1,300,942)	(89,543)
Inventories	721,371	(157,709)	(209,011
Advance to suppliers, net	(11,510,450)	(407,022)	(399,262)
Prepaid expenses and other current assets	(2,170,541)	(265,446)	2,642
Accounts payable	833,547	(141,927)	(969,414)
Operating lease liabilities	(232,147)	(147,812)	(49,648
Taxes payable	1,561,946	(3,632,922)	410,716
Deferred revenue	(80,176)	(875,295)	684,030
Accrued expenses and other current liabilities	2,097,424	97,925	(33,092
Net cash (used in) provided by operating activities	(651,912)	(187,121)	4,053,124

Cash flows from investing activities
Purchase of short-term investments	(67)	(5,097,816)	(2,159,920
Proceeds upon redemption of short-term investments	-	6,776,385	470,082
Purchase of property and equipment	(61,906)	(27,695)	(51,878)
Proceeds from sales of property and equipment	-	1,613	-
Capital expenditures on construction-in-progress	(460,125)	(4,708,138)	(4,432,941)
Purchase of intangible assets	(669,190)	-	(269,088
Proceeds of borrowings to related parties	5,623	-	-
Payment of acquisition deposit	-	-	(1,000,000)
Net cash used in investing activities	(1,185,665)	(3,055,651)	(7,443,745)

Cash flows from financing activities
Net proceeds from issuance of ordinary shares	2,027,544	-	11,271,480
Proceeds from exercise of stock options	-	140	-
Proceeds from short-term loans	2,879,809	2,631,890	1,257,225
Proceeds from long-term loans	1,132,803	578,343	1,245,871
Repayment of short-term loans	(2,728,836)	(40,780)	(2,563,433)
Repayment of long-term loans	(2,143,046)	(637,147)	(2,522,101)
(Repayment of) proceeds from borrowings from related parties	13,482	(96,969)	(2,262,378)
(Repayment of) proceeds from third party loans	-	-	(721,484)
(Repayment of) principal from finance lease	(26,509)	(173,961)	169,153
Payment for deferred initial public offering costs	-	-	(521,651)
Net cash provided by financing activities	1,155,247	2,261,516	5,352,682

Effect of changes of foreign exchange rates on cash	(45,780)	(81,750)	(111,300
Net (decrease) increase in cash	(728,110)	(1,063,006)	1,850,761)
Cash, beginning of year	840,861	1,903,867	53,106
Cash, end of year	112,751	$840,861	$1,903,867

Supplemental disclosure of cash flow information
Cash paid for interest expense	238,224	$446,884	$417,266
Cash paid for income tax	478,683	$2,290,393	$2,411
Supplemental disclosure of non-cash investing and financing activities
Amortization of share-based compensation for initial public offering services	$-	$-	$422,221
Exercise of options	$2	$-	$-
Right-of-use assets obtained in exchange for operating lease obligations	$-	$546,323	$257,564
Unpaid purchase of property and equipment	$403,318	$-	$-

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

Bon Natural owns 100% equity interest of Bon Natural Life U.S.A. Limited (“Bon Natural Life U.S.A.”), an entity incorporated on February 7, 2023 in accordance with the laws and regulations in the State of Nevada.

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

In addition, Xi’an App-Chem also owns majority of the equity interest in the following two entities: Xi’an Dietary Therapy Medical Technology Co., Ltd (“Xi’an DT”) was incorporated on April 24, 2015 in accordance with PRC laws, with 75% equity ownership interest owned by Xi’an App-Chem; Tianjin Yonghexiang Bio(Tech) Co., Ltd. (“Tianjin YHX”) was incorporated on September 16, 2019 in accordance with PRC laws, with 51% equity ownership interest owned by Xi’an App-Chem. On March 11, 2020, Xi’an App-Chem established a new 100% controlled subsidiary, Gansu Baimeikang Bioengineering Co., Ltd. (“Gansu BMK”). On March 9, 2023, Xi’an App-Chem established a new 100% controlled subsidiary, Bozhou Dietary Therapy Health Technology Co., Ltd. (“Bozhou DT”).

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

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Details of the subsidiaries of the Company as of September 30, 2023 were set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Bon Natural Life	December 11, 2019	Cayman Islands	Parent, 100%	Investment holding

Bon Natural Life U.S.A.	February 7, 2023	U.S.A.	100%	Investment holding

Tea Essence	January 9, 2020	Hong Kong	100%	Investment holding

Xi’an CMIT	April 9, 2020	Xi.an City, PRC	100%	WFOE, Investment holding

Xi’an Youpincui	September 8, 2021	Xi.an City, PRC	100%	WFOE, Investment holding

PRC Subsidiaries:

Xi’an App- Chem Bio (Tech)	April 23, 2006	Xi’an City, PRC	100% owned by WFOEs	General administration and sales of the Company’s products to customers

Xi’an YH	September 15, 2009	Xi’an City, PRC	91% owned by Xi’an CMIT, 9% owned by Xi’an App-Chem	Research and development of product

Bon Operating Companies (owned by Xi’an App-Chem)

App-Chem Health	April 17, 2006	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Registered owner of land with an area of 12,904.5 square meters, no other business activities
App-Chem Ag-tech	April 19, 2013	Dali County, PRC	100% owned by Xi’an App-Chem	Product manufacturing
App-Chem Guangzhou	April 27, 2018	Guangzhou City, PRC	100% owned by Xi’an App-Chem	Raw material purchase
Tongchuan DT	May 22, 2017	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Product manufacturing
Xi’an DT	April 24, 2015	Xi’an City, PRC	75% owned by Xi’an App-Chem	Research and development of product
Tianjin YHX	September 16, 2019	Tianjin City, PRC	51% owned by Xi’an App-Chem	Raw material purchase
Gansu BMK	March 11, 2020	Jiuquan City, PRC	100% owned by Xi’an App-Chem	Product manufacturing
Bozhou DT	March 9, 2023	Bozhou City, PRC	100% owned by Xi’an App-Chem	Product manufacturing

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

Non-controlling interests

Non-controlling interests represent minority shareholders’ 25% ownership interest in Xi’an DT and a minority shareholder’s 49% ownership interest in Tianjin YHX as of September 30, 2023 and 2022. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Company are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income or loss for the years ended September 30, 2023, 2022 and 2021.

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

Since March 2023, the Company has recovered from the COVID-19 pandemic. However, the Company’s operations may be further affected by the ongoing outbreak of COVID-19 pandemic, A COVID-19 resurgence could negatively affect the execution of customer contracts, the collection of customer payments, or disruption of the Company’s supply chain. The continued uncertainties associated with COVID-19 may cause the Company’s revenue and cash flows to underperform in the next 12 months. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the date the Company’s consolidated financial statements are released.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are insured by the PRC regulation and are not insured by the Federal Deposit Insurance Corporation (see Note 16)

Accounts receivable, net

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the collection is not probable, Nil, Nil and $99,528 uncollectable account receivable was written-off during the years ended September 30, 2023, 2022 and 2021, respectively. Allowance for uncollectable balances amounted to $13,004 and $13,337 as of September 30, 2023 and 2022, respectively.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advances to Suppliers, net

Advances to suppliers consist of balances paid to suppliers for inventory raw materials and construction materials associated with the Company’s construction-in-progress projects that have not been provided or received. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for unrealizable balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. As of September 30, 2023 and 2022, no allowance for doubtful account was recorded.

Inventories, net

Inventories are stated at net realizable value using weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging, expiration dates, as applicable, taking into consideration historical and expected future product sales. The Company recorded inventory reserve of $1,079 and $6,869 as of September 30, 2023 and 2022, respectively.

Short-term investments

The Company’s short-term investments consist of wealth management financial products purchased from PRC banks, which can be redeemed at any time. The banks invest the Company’s fund in certain financial instruments including money market funds, bonds or mutual funds, with floating interest rates. The carrying values of the Company’s short-term investments approximate fair value because of their short-term maturities. The interest earned is recognized in the consolidated statements of income and comprehensive income over the contractual term of these investments. As of September 30, 2023 and 2022, short-term investments consisted of the following:

	September 30, 2023	September 30, 2022

Beginning balance	$-	$1,703,314
Add: purchase wealth management financial products	65	5,097,816
Less: proceeds received upon maturity of short-term investments	-	(6,776,385)
Foreign currency translation adjustments	-	(24,745)
Ending balance of short-term investments	$65	$-

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment income generated from short-term investments amounted to Nil, $20,343, and $565 for the years ended September 30, 2023, 2022 and 2021, respectively. The amount is included in other income in consolidated statements of income and comprehensive income.

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

Unless otherwise disclosed, the fair value of the Company’s cash, short-term investment, accounts receivable, inventories, advance to suppliers, prepaid expenses and other current assets, accounts payable, short-term bank loans, accrued expenses and other current liabilities, taxes payable and due to related parties, approximate the fair value of the respective assets and liabilities as of September 30, 2023 and 2022 based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of long-term loans approximates fair value at September 30, 2023 and 2022 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

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

The Company acquired the first land use right of 4.1 acres located at Tongchuan City, Shaanxi Province of China at cost of approximately $0.2 million in 2011. The Company is now constructing a new manufacturing plant on this land and the construction of Tongchuan CIP Project was completed and put into production in December 2022. On May 10, 2021, the Company acquired another land use right of 8.2 acres at cost of approximately $0.3 million, through a government organized auction bidding in Yumen City, Gansu Province of China. The Company is now constructing a new manufacturing plant on this land and the construction of Yumen CIP Project is expected to be completed by December 2024 (see Note 8).

Impairment of long-lived Assets

Long-lived assets, such as property, plant and equipment, land use rights and long-term investment, are reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of a long-lived asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying value of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Assets to be disposed are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated. No impairment of long-lived assets was recognized as of September 30, 2023 and 2022.

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

Upon the adoption of the new guidance on October 1, 2020, the Company recognized operating lease right of use assets and operating lease liabilities of approximately $0.2 million. The remaining balance of lease liabilities are presented within current portion of operating lease liabilities and the non-current portion of operating lease liabilities on the consolidated balance sheets (see Note 13).

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The functional currency for Bon Natural is the U.S Dollar (“US$”). Tea Essence uses Hong Kong dollar as its functional currency. However, Bon Natural, and Tea Essence currently only serve as the holding companies and did not have active operations as of September 30, 2023. The Company operates its business through its subsidiaries in the PRC as of September 30, 2023. The functional currency of the Company’s subsidiaries is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into US$.

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	September 30, 2023	September 30, 2022	September 30, 2021
Period-end spot rate	US$1=RMB7.2960	US$1=RMB7.1135	US$1=RMB6.4580
Average rate	US$1=RMB7.0533	US$1=RMB6.5532	US$1=RMB6.5095

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

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit. The Company did not have contract assets as of September 30, 2023 and 2022.

The Company’s contract liability primarily relates to unsatisfied performance obligations when payment has been received from customers before the Company’s products are delivered, and are recorded as deferred revenue on the consolidated balance sheets. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred. Deferred revenue amounted to $106,514, $188,745 and $1,096,101 as of September 30, 2023, 2022 and 2021, respectively. Revenue included in the beginning balance of deferred revenue and recognized in the years ended September 30, 2023, 2022 and 2021 amounted to $133,533, $1,080,178 and $403,399 respectively.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended September 30, 2023, 2022 and 2021 are disclosed in Note 18 of the consolidation financial statements.

Research and development expenses

The Company expenses all internal research and development costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, including manufacturing costs, facility costs of the research center, and amortization and depreciation to intangible assets and property, plant and equipment used in the research and development activities. For the years ended September 30, 2023, 2022 and 2021, research and development expense were approximately $298,469, $424,558 and $249,050, respectively.

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

Advertising expense

Advertising expenses primarily relate to promotion of the Company’s brand name and products through outdoor billboards and social media such as Weibo and WeChat. Advertising expenses are included in selling expenses in the consolidated statements of income and comprehensive income. Advertising expenses amounted to $11,344, $41,578 and $25,397 for the years ended September 30, 2023, 2022 and 2021, respectively.

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

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company recognizes government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as other operating income totaled $25,415, $1,306,627 and $449,972 for the years ended September 30, 2023, 2022 and 2021, respectively.

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of September 30, 2023, the Company had income tax payable of $1,041,862.

The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the years ended September 30, 2023, 2022 and 2021. As of September 30, 2023 and 2022, all of the Company’s tax returns of its PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17% (starting from May 1, 2018, VAT rate was lowered to 16%, and starting from April 1, 2019, VAT rate was further lowered to 13%), depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or recoverable net of VAT payments in the accompanying consolidated financial statements. As of September 30, 2023, the Company had VAT tax payable of $1,338,800.

For export sales, VAT is not imposed on gross sales price, and the VAT related to purchasing raw materials is refunded after the export is completed.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee Defined Contribution Plan

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying consolidated statements of income and comprehensive income amounted to $93,190, $80,150 and $54,189 for the years ended September 30, 2023, 2022 and 2021, respectively.

Share Based Compensation

The Company accounts for share-based payment awards exchanged for services at the estimated grant date fair value of the award. The Company issued 570,000, 633,333 and Nil of its ordinary shares to third-party consultants for the years ended September 30, 2023, 2022 and 2021, respectively in lieu of cash payment for consulting services. The company granted stock options to independent directors to purchase 36,000, 22,436, 29,600 and 37,500 shares of the Company’s ordinary shares in June 2021, June 2022, July 2022 and August 2023, respectively. These options generally vest on the grant date or over a one-year period.

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

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended September 30, 2023, 58,507 shares of options were considered in the diluted EPS calculation using treasury stock method. For the years ended September 30, 2022, 35,290 shares of options were considered in the diluted EPS calculation using treasury stock method. For the year ended September 30, 2021, 36,000 option shares and 101,200 underwriter warrants were considered in the diluted EPS calculation using treasury stock method. There were no diluted shares for the year ended September 30, 2020.

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30, 2023, 2022 and 2021:

	For the Years ended September 30,
	2023	2022	2021
Numerator:
Net income attributable to ordinary shareholders	$4,595,982	$6,237,488	$4,590,803

Denominator:
Weighted-average number of ordinary shares outstanding – basic	9,139,600	8,360,774	6,615,833
Outstanding options	58,507	35,290	35,967
Outstanding warrants	-	-	54,435
Potentially dilutive shares from outstanding options and warrants	58,507	35,290	90,402
Weighted-average number of ordinary shares outstanding – diluted	9,198,107	8,396,064	6,706,235
Earnings per share – basic	$0.50	$0.75	$0.69
Earnings per share – diluted	$0.50	$0.74	$0.68

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

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3— LIQUIDITY

As reflected in the Company’s consolidated financial statements, the Company is currently constructing two new manufacturing plants. As of September 30, 2023, the Company had future minimum capital expenditure commitment on its construction-in-progress (“CIP”) project of approximately $5.0 million within the next twelve months. The Company’s Yumen project is estimated to be completed in December 2024. The Company also had unpaid tax liabilities of approximately $2.7 million, which are expected to be settled with local tax authorities within one year. As a result, there is a possibility that the Company’s revenue and cash flows may underperform in the next 12 months.

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. In June 2021, the Company closed its initial public offering and received net proceeds of approximately $11.3 million (see Note 1 and Note 14). On January 17, 2023, the Company closed a private offering of ordinary shares and received subscription net proceeds of $2.0 million (see Note 14).

As of September 30, 2023, the Company had cash on hand of $112,751. The Company also had outstanding accounts receivable of approximately $4.6 million, of which approximately $3.5 million or 75.8% has been subsequently collected as of the date of this filing. As of September 30, 2023, the Company had outstanding bank loans of approximately $3.8 million from several PRC banks (including short-term bank loans of $2.5 million, current portion of long-term bank loans of approximately $0.4 million and long-term loan of $0.9 million). Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and the Company’s good credit history. In addition to the current borrowings, from December 2022 to January 2023, the Company secured an aggregate of $1.7 million of short-term loans with PRC banks as working capital loan (see Note 19).

Based on the current operating plan, management believes that the above-mentioned measures, including cash on hand of $112,751, $2.0 million net proceeds from private offering of ordinary shares in January 2023 and the $1.7 million of short-term loans, collectively will provide sufficient liquidity for the Company to settle the tax liabilities, to meet its future liquidity and capital expenditure requirement on the CIP projects for at least 12 months from the date the Company’s consolidated financial statements are issued.

NOTE 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	September 30, 2023	September 30, 2022

Accounts receivable	$4,615,470	$6,797,644
Less: allowance for doubtful accounts	(13,004)	(13,337)
Accounts receivable, net	$4,602,466	$6,784,307

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — ACCOUNTS RECEIVABLE, NET (continued)

The Company’s accounts receivable primarily includes balance due from customers when the Company’s products are sold and delivered to customers. Approximately $3.5 million or 75.8% of the net accounts receivable balance as of September 30, 2023 has been collected as of the date of the Company’s consolidated financial statements are released.

The following table summarizes the Company’s accounts receivable and subsequent collection by aging bucket:

Accounts Receivable by aging bucket	Balance as of September 30, 2023	Subsequent collection	% of subsequent collection

Less than 3 months	$4,603,299	$3,487,207	75.8%
From 4 to 6 months	-	-	-%
From 7 to 9 months	-	-	-%
From 10 to 12 months	-	-	-%
Over 1 year	12,171	-	-%
Total gross accounts receivable	4,615,470	3,487,207	75.8%
Allowance for doubtful accounts	(13,004)
Accounts Receivable, net	$4,602,466	$3,487,207	75.8%

Allowance for doubtful accounts movement is as follows:

	September 30, 2023	September 30, 2022

Beginning balance	$13,337	$14,691
Additions	-	-
Write-off uncollectible balance	-	-
Foreign currency translation adjustments	(334)	(1,354)
Ending balance	$13,004	$13,337

NOTE 5 – INVENTORIES, NET

Inventories, net, consist of the following:

	September 30, 2023	September 30, 2022

Raw materials	$12,715	$677,042
Finished goods	975,651	1,051,947
Inventory valuation allowance	(1,079)	(6,869)
Total inventory, net	$987,287	$1,722,120

NOTE 6 –ADVANCES TO SUPPLIERS, NET

Advances to suppliers, net, consist of the following:

Schedule of Advances to suppliers:	September 30, 2023	September 30, 2022

Raw materials purchase	$6,406,488	$3,654,520
Construction of the CIP	6,716,009	2,105
Machinery and equipment	1,918,860	-
Others	75,834	435,365
Less: allowance for doubtful accounts	-	-
Advances to suppliers, net	$15,117,191	$4,091,990

September 30, 2022 advance to supplier balance has been fully realized by March 2023. For the balance as of September 30, 2023, approximately $2.8 million or 18.7% of advances to suppliers for inventory raw materials balances has been realized when the Company received the purchased inventory raw materials from suppliers, and the remaining balance is expected to be realized in March 2024.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7— ACQUISITION DEPOSIT

On July 6, 2021, the Company entered into a consulting agreement with a New York based consulting firm (“the consulting firm”), pursuant to which, the consulting firm will help the Company to (i) identify appropriate business partner candidates in New York or California in order to jointly establish a research and development center in the United States for future new product development; (ii) find opportunities to establish business relationship with U.S based companies with OEM demand and utilize the Company’s manufacturing strength and capability to manufacture healthcare ingredient products for U.S companies under the OEM arrangement and (iii) help the Company to purchase or lease appropriate commercial facilities in the U.S., etc. The consulting firm will be compensated with $30,000 in exchange for performing these designated consulting services. Given the fact that the Company lacks credit history in the U.S, the Company is required to make a deposit of $1.5 million to the consulting firm. As of September 30, 2021, the Company has made a deposit of $1.0 million to the consulting firm and recorded it as acquisition deposit on the balance sheets. No additional deposit was made during the years ended September 30, 2023 and 2022.

Due to recent COVID-19 resurgence in Xi’an City and government mandatory quarantine and city lockdown, on January 20, 2022, the Company and the consulting firm signed a supplemental agreement to lower down the required deposit from original $1.5 million to $1.0 million. As a result, the Company does not have further obligation to make additional deposit to the consulting firm.

As of September 30, 2023, the consulting firm has delivered a potential acquisition target to the Company, which is a small R&D firm developing anti-aging formulas. The consulting firm is now helping the Company to perform due diligence work and the Company is now negotiating the detailed terms with this acquisition target. The intended acquisition is expected to be completed around December 2024. The Company may, at its discretion, terminate the consulting agreement and request for a full refund of the deposit anytime if the due diligence work fails or the final acquisition terms not reached by both parties.

NOTE 8— PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following:

	September 30, 2023	September 30, 2022

Buildings	$11,621,665	$967,530
Machinery, equipment and furniture	6,207,931	1,866,760
Motor Vehicles	210,201	201,537
Construction-in-progress (“CIP”) (1)	5,582,213	20,274,698
Subtotal	23,622,010	23,310,525
Less: accumulated depreciation	(2,557,967)	(1,686,088)
Property, plant and equipment, net	$21,064,043	$21,624,437

Depreciation expense was $945,507, $210,916 and $219,906 for the years ended September 30, 2023, 2022 and 2021, respectively.

(1)	Construction-in-progress (“CIP”) represents direct costs of construction incurred for the Company’s manufacturing facilities. On August 16, 2017, the Company’s subsidiary, Xi’an App-Chem Bio (Tech) Co.,Ltd. started to construct a new manufacturing plant in Tongchuan City (“Tongchuan Project”), Shaanxi Province, with total budget of RMB 95.0 million (approximately $13.4 million) for construction of the main body of the manufacturing plant, plant decoration and purchase of machinery and equipment. The total budget increased to RMB 114.0 million (approximately $16.0 million) on July 2, 2021 due to increased material and labor cost, as well as longer construction period caused by COVID-19 pandemic. The construction of Tongchuan Project was fully completed and put into production in December 2022, of which $10,678,336 and $4,305,847 were transferred to Buildings and Machinery, equipment and furniture, respectively, from CIP as of September 30, 2023.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8— PROPERTY, PLANT AND EQUIPMENT, NET (continued)

On May 10, 2021, a subsidiary of the Company’s Xi’an App-Chem, Gansu Baimeikang Bioengineering Co., Ltd. obtained a land use right and started to construct a new manufacturing plant in Yumen City (“Yumen Project”), Gansu Province, with an initial budget of RMB 40.0 million (approximately $5.6 million) including the construction of the main body of the manufacturing plant, plant decoration and purchase of machinery and equipment. The budget increased to a total of RMB 200.00 million due to the increase in scale. The construction of Yumen Project is initially expected to be completed by October 2022. Due to the increase in scale and the resurgence of the COVID-19 pandemic, which resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines and travel bans, the construction work is estimated to be completed in December 2024.

As of September 30, 2023, the Company has spent approximately $5.6 million on the CIP projects located in Yumen, with deposit of additional construction of $6.7 million and equipment procurement of $1.9 million. The future minimum capital expenditure on this CIP project is estimated to be approximately $5.0 million for the next 12 months. The Company currently plans to support its ongoing CIP project construction through cash flows from operations, cash on hand, bank borrowings and equity offering.

As of September 30, 2023, future minimum capital expenditures on the Company’s the CIP project are estimated as follows:

Years ending September 30,	Yumen CIP Project
2024	$5,000,000
2025	-
2026	-
2027	-
Total	$5,000,000

NOTE 9 – INTANGIBLE ASSETS, NET

Intangible assets, net mainly consist of the following:

	September 30, 2023	September 30, 2022

Land use rights	$1,067,134	$430,985
Less: accumulated amortization	(71,907)	(64,818)
Land use rights, net	$995,227	$366,167

Amortization expenses were $9,010, $7,610 and $8,641 for the years ended September 30, 2023, 2022 and 2021, respectively. Estimated future amortization expense for intangible assets is as follows:

Years ending September 30,	Amortization expense

2024	$21,649
2025	21,649
2026	21,649
2027	21,649
2028	21,649
Thereafter	886,982
Total	$995,227

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10— DEBT

The Company borrowed from PRC banks, other financial institutions and third-parties as working capital funds. As of September 30, 2023 and 2022, the Company’s debt consisted of the following:

(a) Short-term loans:

		September 30, 2023	September 30, 2022

China Construction Bank (“CCB’)	(1)	$42,785	$34,765
Shanghai Pudong Development Bank (“SPD Bank”)	(2)	1,370,614	1,405,777
China Construction Bank	(3)	137,061	140,578
Beijing Bank	(4)	822,368	843,467
Industrial and Commercial Bank of China	(5)	137,061	-
Total short-term loans		$2,509,890	$2,424,587

(1) On January 13, 2022, Tongchuan DT entered into another loan agreement with China Construction Bank (“CCB’) to borrow RMB 247,300 (equivalent to US$34,765) as working capital for one year, with maturity date on January 13, 2023 and interest rate of 3.8525% per annum. The loan was fully repaid upon maturity.

On December 30, 2022, the Company’s subsidiary, Tongchuan DT entered into a loan agreement with CCB to borrow RMB 312,159 (equivalent to US$42,785) as working capital for one year, with maturity date on December 30, 2023 and interest rate of 3.95% per annum. The loan was fully repaid upon maturity.

(2) On December 6, 2021, the Company’s subsidiary, Xi’an App-Chem, obtained an approval of line of credit from Shanghai Pudong Development Bank (“SPD Bank”) for a maximum of RMB 15.0 million (approximately $2.1 million) loans as working capital for one year. On January 10, 2022, the Company borrowed RMB 10.0 million (equivalent to US$1.4 million) short-term loan out of this line of credit as working capital for one year, with interest rate of 5.0% per annum and maturity date on January 10, 2023. A third-party Xi’an Financial Guarantee Co., Ltd. provided guarantee to this loan and the Company paid $15,260 for the guarantee service. In addition, the Company pledged its 100% ownership interest in App-Chem Health and certain free patent owned by the Company as collateral to guarantee this loan. As of the date of this filing, the Company had the availability to borrow additional approximately RMB 5.0 million (equivalent to US$0.7 million) from SPD Bank before December 5, 2022. The loan was fully repaid upon maturity.

On January 16, 2023, the Company’s subsidiary, Xi’an App-Chem, obtained an approval of line of credit from SPD Bank for a maximum of RMB 10.0 million (approximately $1.4 million) loans as working capital for one year. On January 10, 2022, the Company borrowed RMB 10.0 million (equivalent to US$1.4 million) short-term loan out of this line of credit as working capital for one year, with interest rate of 4.3% per annum and maturity date on January 16, 2024. A third-party Xi’an Financial Guarantee Co., Ltd. provided guarantee to this loan and the Company paid $15,260 for the guarantee service. In addition, the Company pledged its 100% ownership interest in App-Chem Health and certain free patent owned by the Company as collateral to guarantee this loan.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10— DEBT(continued)

(3) On May 18, 2022, Xi’an App-Chem’s subsidiary, Tianjin YHX, entered into a loan agreement with China Construction Bank to borrow RMB 1.0 million (equivalent to US$140,578) as working capital for one year, with maturity date on May 18, 2023 and interest rate of 3.96% per annum. The loan was fully repaid upon maturity.

On May 15, 2023, Xi’an App-Chem’s subsidiary, Tianjin YHX, entered into a loan agreement with China Construction Bank to borrow RMB 1.0 million (equivalent to US$137,061) as working capital for one year, with maturity date on May 15, 2024 and interest rate of 3.80% per annum.

(4) On June 23, 2022, the Company’s subsidiary, Xi’an App-Chem, entered into a loan agreement with Beijing Bank to borrow RMB 6.0 million (approximately US$0.8 million) short-term loan as working capital for one year, with interest rate of 5.22% per annum and maturity date on June 22, 2023. The Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu provided guarantee to this loan. In addition, the Company pledged its 100% ownership interest in App-Chem Ag-tech and certain patent owned by the Company as collateral to guarantee this loan. The loan was fully repaid upon maturity.

On May 11, 2023, the Company’s subsidiary, Xi’an App-Chem, entered into a loan agreement with Beijing Bank to borrow RMB 6.0 million (approximately US$0.8 million) short-term loan as working capital for one year, with interest rate of 5.17% per annum and maturity date on May 10, 2024. The Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu provided guarantee to this loan. In addition, the Company pledged its 100% ownership interest in App-Chem Ag-tech and certain patent owned by the Company as collateral to guarantee this loan.

(5) On March 14, 2023, Xi’an App-Chem’s subsidiary, Tianjin YHX, entered into a loan agreement with Industrial and Commercial Bank of China (“ICBC”) to borrow RMB 1.0 million (equivalent to US$137,061) as working capital for one year, with maturity date on March 13, 2024 and interest rate of 3.70% per annum.

(b) Long-term loans:

		September 30, 2023	September 30, 2022

Xi’an High-Tech Emerging Industry Investment Fund Partnership	(6)	$44,747	$1,082,449
Webank Co., Ltd.	(7)	209,133	262,813
China Resources Shenzhen International Investment Trust	(8)	22,844	179,237
Huaxia Bank	(9)	603,070	590,426
Qishang Bank	(10)	411,184	210,867
Total		1,290,978	2,325,792
Less: current portion of long-term loans		(419,610)	(2,135,979)
Total long-term loans		$871,368	$189,813

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

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10— DEBT (continued)

The loan matured on June 25, 2020 and not repaid on time due to COVID-19 impact. The Company has negotiated with the Lender to extend the loan repayment date to December 25, 2022 in accordance with a COVID-19 relief notice issued by local government, with adjusted interest rate of 4.75% per annum during the period from June 26, 2020 to June 25, 2021, and 5.225% per annum during the period from June 26, 2021 to December 31, 2023. During the year ended September 30, 2023, the Company repaid RMB 7.3 million (equivalent to $1.1 million), and the remaining balance of RMB 0.3 million (approximately $0.05 million) was reclassified as current portion of long-term loans as of September 30, 2023.

(7) On February 10, 2022, Xi’an App-Chem, entered into two loan agreements with Shenzhen Qianhai WeBank Co., Ltd, to borrow an aggregate of RMB 1.51 million (equivalent to US$212,808) loans as working capital for two years, with maturity date on February 12, 2024 and interest rate of 8.1% per annum. Loans from Shenzhen Qianhai WeBank Co., Ltd, in the amount of RMB 623,333 (equivalent to US$85,435) was reclassified as current portion of long-term loans as of September 30, 2023.

On June 20, 2021, Xi’an App-Chem’s subsidiary, Tianjin YHX, entered into a loan agreement with Shenzhen Qianhai WeBank Co., Ltd, to borrow RMB 620,000 (equivalent to US$96,005) as working capital for 24 months, with maturity date on June 20, 2023 and interest rate of 14.4% per annum. The loan was fully repaid during the year ended September 30, 2023.

On March 14, 2022, Tianjin YHX, entered into another loan agreement with Shenzhen Qianhai WeBank Co., Ltd, to borrow RMB 90,000 (equivalent to US$12,652) as working capital for 24 months, with maturity date on March 20, 2024 and interest rate of 15.39% per annum. The loan was fully repaid on its maturity date.

On January 12, 2023, Tianjin YHX, entered into another loan agreement with Shenzhen Qianhai WeBank Co., Ltd, to borrow RMB 150,000 (equivalent to US$20,559) as working capital for 24 months, with maturity date on January 20, 2025 and interest rate of 13.77% per annum.

On August 23, 2023, Tianjin YHX, entered into another loan agreement with Shenzhen Qianhai WeBank Co., Ltd, to borrow RMB 500,000 (equivalent to US$68,531) as working capital for 24 months, with maturity date on August 20, 2025 and interest rate of 14.76% per annum. As of September 30, 2023, RMB250,000 ($34,265) was reclassified as current portion of long-term loans.

On September 15, 2023, Tianjin YHX, entered into another loan agreement with Shenzhen Qianhai WeBank Co., Ltd, to borrow RMB 27,000 (equivalent to US$3,701) as working capital for 24 months, with maturity date on September 15, 2025 and interest rate of 14.76% per annum. As of September 30, 2023, RMB13,500 ($34,265) was reclassified as current portion of long-term loans.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10— DEBT (continued)

(8) On February 11, 2022, Xi’an App-Chem, entered into another loan agreement with China Resources Shenzhen International Investment Trust to borrow RMB 566,667 (equivalent to US$79,661) loans as working capital for two years, with maturity date on February 12, 2024 and interest rate of 12.6% per annum. Loans from China Resources Shenzhen International Investment Trust in the amount of RMB 166,667 (equivalent to US$ $22,844) was reclassified as current portion of long-term loans as of September 30, 2023.

On March 1, 2022, Tianjin YHX, entered into a loan agreement with China Resources Shenzhen International Investment Trust, to borrow RMB 0.7 million (equivalent to US$99,576) as working capital for 24 months, with maturity date on February 20, 2024 and interest rate of 16.2% per annum. The amount was repaid in fully during September 30, 2023.

(9) On April 3, 2020, Xi’an App-Chem, obtained a line of credit approval from Huaxia Bank for a maximum of RMB 15 million (approximately $2.1 million) loans, including RMB 3 million (approximately US$0.4 million) loans as working capital for one year with fixed interest rate of 9% per annum and RMB 12 million (approximately $1.7 million) loans as working capital for three years with fixed interest rate of 6.6% per annum. On April 16, 2020, the Company borrowed RMB 2.0 million (approximately $0.3 million) out of a line of credit from Huaxia Bank as working capital for three years, with the interest rate of 6.6% per annum and maturity date on April 16, 2023. From May 14, 2021 to July 7, 2021, Xi’an App-Chem, entered into additional two loan agreements with Huaxia Bank, to borrow total of RMB 3.0 million (approximately $0.4 million) as working capital for two years, with interest rate of 8.5% per annum and maturity date on May 14, 2023 and July 8, 2023, respectively. The loan was repaid in full during September 30, 2023.

On May 30, 2023, Xi’an App-Chem, obtained a RMB 2 million ($274,123) working capital loans from Huaxia Bank with fixed interest rate of 5.0% per annum for three years with a maturity date on May 30, 2026. As of September 30, 2023, RMB200,000 ($27,412) was reclassified as current portion of long-term loans as of September 30, 2023.

On May 30, 2023, Xi’an App-Chem, obtained a RMB 2.4 million ($328,947) working capital loans from Huaxia Bank with fixed interest rate of 6.5% per annum for two years with a maturity date on May 30, 2025. As of September 30, 2023, RMB200,000 ($27,412) was reclassified as current portion of long-term loans as of September 30, 2023.

(10) On December 10, 2020, the Company’s subsidiary, Xi’an App-Chem, obtained an approval of line of credit from Qishang Bank Co., Ltd. (“Qishang Bank”) for a maximum of RMB 13 million (approximately $1.8 million) loans as working capital. On December 15, 2020, the Company borrowed RMB 3.0 million (approximately $0.4 million) as working capital for three years, with maturity date on December 13, 2023 and interest rate of 6.65% per annum. The Company pledged certain free patent owned by the Company as collateral to safeguard this loan. In addition, the Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu, also pledged their personal residence properties as collateral to safeguard this loan. The Company repaid RMB 1.5 million (equivalent to $210,867) before September 30, 2022 and the outstanding loan balance as of September 30, 2022 was RMB 1.5 million (equivalent to $210,867). The loan amount was repaid in full during September 30, 2023.

On August 22, 2023, the Company’s subsidiary, Xi’an App-Chem, obtained a working capital loan of RMB3.0 million ($411,184) wiht an interest rate of 5.80% per annum for three years, with a maturity date of August 21, 2026. As of September 30, 2023, RMB1,000,000 ($137,061) was reclassified as current portion of long-term loans as of September 30, 2023.

For the above-mentioned short-term and long-term loans from PRC banks and financial institutions, interest expense amounted to $238,224, $446,884 and $417,266 for the years ended September 30, 2023, 2022 and 2021, respectively.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — RELATED PARTY TRANSACTIONS

(a) Due to related parties

	Related party relationship	September 30, 2023	September 30, 2022

Wenhu Guo	Senior Management of the Company	$6,168	$3,290
Yongwei Hu	Chief Executive Officer and Controlling shareholder of the Company	3,392	6,583
Jing Liu	Wife of the controlling shareholder	18,925	-
Sheying Wang	Senior Management of the Company	3,016	3,093
Yuantao Wang	49% shareholder of Tianjin YHX	23,650	59,870
Shujie Mou	Senior Management of Tianjin YHX	28,229	-
Total due to related parties		$83,380	$72,836

As of September 30, 2023 and 2022, the balance of due to related parties was comprised of the Company’s borrowings from related parties and was used for working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand.

(b) Due from related parties

	Related party relationship	September 30, 2023	September 30, 2022

Wenjuan Chen	Senior Management of the Company	$8,358	$-
Lu Jiang	Employee of the Company	53	-
Total due from related parties		$8,411	$-

As of September 30, 2023 and 2022, the balance of due from related parties was mainly comprised of advance to the employees for business purposes.

(c) Loan guarantee provided by related parties

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

Hong Kong

Tea Essence Limited (“Tea Essence”) is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Tea Essence did not generate any assessable profits derived from Hong Kong sources in the years ended September 30, 2023, 2022 and 2021, and accordingly no provision for Hong Kong profits tax has been made in these periods.

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

CIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for the years ended September 30, 2023, 2022 and 2021 were reported at a blended reduced rate as a result of Xi’an App-chem being approved as a HNTE and enjoying a 15% reduced income tax rate, but subsidiaries of Xi’an App-chem are subject to a 25% income tax rate. The impact of the tax holidays noted above decreased foreign taxes by $667,258, $825,899 and $514,327 for the years ended September 30, 2023, 2022 and 2021, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.15, $0.10 and $0.08 for the years ended September 30, 2023, 2022 and 2021, respectively.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — TAXES (continued)

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended September 30, 2023, 2022 and 2021:

	For the Years Ended September 30,
	2023	2022	2021
PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of income tax holiday	(12.0)%	(11.0)%	(9.5)%
Permanent difference	0.6%	0.1%	0.5%
Research and development deduction	(5.4)%	(4.2)%	(3.4)%
Change in valuation allowance	9.8%	7.0%	2.5%
Effective tax rate	18.0%	16.9%	15.1%

The components of the income tax provision (benefit) are as follows:

	For the Years Ended September 30,
	2023	2022	2021
Current tax provision:
Cayman Islands	$-	$-	$-
Hong Kong		-	-
China	1,000,887	1,248,013	791,822
Sub-total	1,000,887	1,248,013	791,822
Deferred tax provision (benefit):
Cayman Islands	-	-	-
Hong Kong	-	-	-
China	1,411	19,012	29,109
Sub-total	1,411	19,012	29,109
Income tax provision	$1,002,298	$1,267,025	$820,931

Deferred tax assets

The Company’s deferred tax assets are comprised of the following:

	September 30, 2023	September 30, 2022

Deferred tax assets derived from allowance for doubtful accounts and net operating losses (“NOL”)	$300,846	$257,947
Less: valuation allowance	(299,511)	(255,179)
Deferred tax assets	$1,335	$2,768

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

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — TAXES (continued)

A valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. The Company has subsidiaries in the PRC, among which 7 entities, including Xi’an CMIT, App-Chem Ag-tech, App-Chem Guangzhou, Tongchuan DT, Xi’an DT, Tianjin YHX and Gansu BMK, reported recurring operating losses since their inception and the chances for these subsidiaries that suffered recurring losses in prior period to become profitable in the foreseeable near future and to utilize their net operating loss carry forwards were remote. Accordingly, the Company provided valuation allowance of $299,511 and $255,179 for the deferred tax assets of these subsidiaries as of September 30, 2023 and 2022, respectively.

As of September 30, 2023, all of the Company’s tax returns of its PRC subsidiaries remain open for statutory examination by PRC tax authorities.

(b) Taxes payable

Taxes payable consist of the following:

	September 30, 2023	September 30, 2022

Income tax payable	$1,296,206	$576,098
Value added tax payable	1,338,800	572,306
Other taxes payable	83,681	91,304
Total taxes payable	$2,718,687	$1,239,708

As of September 30, 2023 and 2022, Company had accrued tax liabilities of approximately $2.7 million and $1.2 million, respectively, mostly related to the unpaid value added tax and income tax in China.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - OPERATING LEASE

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

Balance sheet information related to the operating lease is as follows:

	September 30, 2023	September 30, 2022

Operating lease assets:
Operating lease right of use assets	$312,067	$546,690
Total operating lease assets	312,067	546,690

Operating lease obligations:
Current operating lease liabilities	227,297	230,182
Non-current operating lease liabilities	91,720	327,202
Total operating lease obligations	$319,017	$557,384

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - OPERATING LEASE (continued)

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

September 30, 2023
Weighted-average remaining lease term	1.4

Weighted-average discount rate	4.75%

The following table summarizes the maturity of operating lease liabilities as of September 30, 2023:

12 months ending March 31,	US$
2024	$236,512
2025	92,580
2026	-
Total lease payments	329,091
Less: imputed interest	(10,074)
Total lease liabilities	$319,017

NOTE 14— SHAREHOLDERS’ EQUITY

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

NOTE 14— SHAREHOLDERS’ EQUITY (continued)

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

On January 17, 2023, the Company closed a private offering of ordinary shares and warrants to purchase ordinary shares. A total of 2,750,000 ordinary shares were issued to a total of five investors (the “Investors”) at a subscription price of $0.80 per share, for total subscription proceeds of $2,200,000. In addition, for each share subscribed for by the Investors, the Company issued one warrant to purchase one ordinary share at an exercise price of $0.88 per share, exercisable for a period of 24 month for a total of 2,750,000 shares. A commission of $168,532 were paid related to this private offering.

As of September 30, 2023 and 2022, the Company had 11,738,662 and 8,396,226 shares of ordinary shares issued and outstanding, respectively.

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

A summary of warrants activity for the years ended September 30, 2023, 2022 and 2021 was as follows:

	Number of warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding, September 30, 2021	101,200	$5.00	-
Granted	-	-	-
Forfeited	-	-	-
Exercised	(101,200)	5.00	-
Exercisable, September 30, 2022	-	$-	-
Granted	2,750,000	0.88	1.3
Forfeited	-	-	-
Exercised	-	-	-
Outstanding, September 30, 2023	2,750,000	$0.88	1.3
Exercisable, September 30, 2023	2,750,000	$0.88	1.3

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14— SHAREHOLDERS’ EQUITY (continued)

Non-controlling interest

The Company’s subsidiary, Xi’an App-chem, owns majority of the equity interest in the following two entities: Xi’an Dietary Therapy Medical Technology Co., Ltd (“Xi’an DT”) and Tianjin Yonghexiang Bio(Tech) Co., Ltd. (“Tianjin YHX”) Non-controlling interests represent minority shareholders’ 25% ownership interests in Xi’an DT and 49% ownership interest in Tianjin YHX. The following table reconciles the non-controlling interest as of September 30, 2023 and 2022:

	Xi’an DT	Tianjin YHX	Total
As of September 30, 2022	$472,812	$57,680	$530,492
Net loss attributable to non-controlling interest	(5,700)	(37,600)	(43,300)
Foreign currency translation adjustment	1,315	8,674	9,989
As of September 30, 2023	$468,427	$28,754	$497,181

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

As of September 30, 2023 and 2022, the restricted amounts as determined pursuant to PRC statutory laws totaled $2,372,871 and $1,804,116, respectively, and total restricted net assets amounted to $20,556,190 and $17,516,406, respectively.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - SHARE-BASED COMPENSATION

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

The Company applied ASC 718 and related interpretations in accounting for measuring the cost of share-based compensation over the period during which the consultants are required to provide services in exchange for the issued shares. For the years ended September 30, 2023, 2022 and 2021, Nil, Nil and $422,221 share-based compensation expenses were recognized and capitalized as part of the deferred initial public offering costs, respectively, then charged to shareholders’ equity upon the completion of the IPO, as the consultants’ services directly related to the Company’s intended IPO.

On May 31, 2023, the Company entered into consulting agreements with a third-party consultant, which provide financial and acquisition consulting services. The Company issued 500,000 of its ordinary shares to the consultant in lieu of cash payments for such services. The 500,000 shares were valued at $174,904 and are fully expensed for the year ended September 30, 2023.

On August 2, 2023, the Company issued 70,000 of its ordinary shares to a third-party consultant, which provide legal advice services. The 70,000 shares were valued at $43,400 and were expensed for the year ended September 30, 2023.

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

On June 28, 2022 and July 1, 2022, independent directors were granted options to purchase 22,436 and 29,600 shares of the Company’s ordinary shares, respectively, exercisable at $0.01 per share. These stock options granted shall vest in equal monthly installments for 12 months, with expired date of June 28, 2023 and July 1, 2023, respectively. Share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses using the straight-line method over the service period.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - SHARE-BASED COMPENSATION (continued)

SHARE-BASED COMPENSATION AWARDS MEASURED AT GRANT DATE FAIR VALUE

On August 3, 2023, two independent directors were granted options to purchase 18,750 shares per director of the Company’s ordinary shares, respectively, exercisable at $0.01 per share. These stock options granted shall vest in equal monthly installments for 12 months, with expired date of July 31, 2024. Share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses using the straight-line method over the service period.

	For the Years Ended September 30,
	2023	2022
Exercise price	$0.01	$0.01
Expected term (years)	1	1
Expected stock price volatility	158.2%	114.1%
Risk-free rate of interest	4.35%	4.35%
Expected dividend rate	0%	0%

For the years ended September 30, 2023, 2022 and 2021, stock-based compensation associated with amortization of stock option expense was $131,092, $170,883 and $44,910, respectively. All stock-based compensation was recorded as a component of general and administrative expense.

The following table summarizes the Company’s stock option activities:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding, September 30, 2021	36,000	$0.01	9.75
Granted	52,036	0.01	10.00
Forfeited	-	-
Exercised	(14,000)	0.01	-
Outstanding, September 30, 2022	74,036	$0.01	9.25
Granted	37,500	0.01	10.00
Forfeited	-	-	-
Exercised	(22,436)	0.01	-
Outstanding, September 30, 2023	89,100	$0.01	9.03
Exercisable, September 30, 2023	57,850	$0.01	8.51

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - CONCENTRATION

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance. For the years ended September 30, 2023, 2022 and 2021, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries located in the PRC.

As of September 30, 2023 and 2022, $106,719 and $835,462 of the Company’s cash was on deposit at financial institutions in the PRC. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 (approximately $68,531) for each financial institution. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness. The Company has not experienced any losses in such accounts. As of September 30, 2023 and 2022, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries located in the PRC.

The Company sells its products primarily through direct distributors in the People’s Republic of China (the “PRC”) and to some extent, the overseas customers in European countries, North America and Middle East. For the year ended September 30, 2023, three customers accounted for 41.8%, 29.5% and 11.1% of the Company’s total revenue, respectively. For the year ended September, 2022, three customers accounted for 35.5%, 23.9% and 15.4% of the Company’s total revenue, respectively. For the year ended September 30, 2021, two customers accounted for 35.5% and 26.1% of the Company’s total revenue, respectively.

As of September 30, 2023, three customers accounted for approximately 42.7%, 24.7% and 13.2% of the total accounts receivable balance, respectively. As of September 30, 2022, three customers accounted for approximately 38.1%, 33.7% and 17.9% of the total accounts receivable balance, respectively.

For the years ended September 30, 2023 three suppliers accounted for approximately 41.8%, 29.5% and 11.1% of the total purchases, respectively. For the year ended September 30, 2022, four suppliers accounted for approximately 24.6%, 15.0%, 11.9% and 10.7% of the total purchases, respectively. For the year ended September 30, 2021, two suppliers accounted for approximately 30.1% and 13.4% of the total purchases, respectively.

NOTE 17 - COMMITMENTS AND CONTINGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the years ended September 30, 2023, 2022 and 2021, the Company did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

The Company has an ongoing CIP project associated with the construction of a new manufacturing facility. As of September 30, 2023, future minimum capital expenditures on the Company’s CIP project amounted to $5 million, for the next 12 months from the date the Company’s consolidated interim financial statements are released (see Note 8).

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18— DISAGGREGATION OF REVENUES

Revenue by region

	For Years ended September 30,
	2023	2022	2021
PRC	$28,971,115	$28,756,333	$23,704,259
Overseas	551,238	1,152,228	1,790,305
Total revenue	$29,522,353	$29,908,561	$25,494,564

Revenue by product categories

The summary of our total revenues by product categories for the years ended September 30, 2023, 2022 and 2021 was as follows:

	For Years ended September 30,
	2023	2022	2021
Fragrance compounds	$14,315,810	$13,710,556	$12,744,029
Health supplements (solid drinks)	8,704,468	7,145,708	6,655,982
Bioactive food ingredients	6,502,075	9,052,297	6,094,553
Total revenue	$29,522,353	$29,908,561	$25,494,564

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 - SUBSEQUENT EVENTS

(1). Bank Loans

On January 15, 2024, the Company’s subsidiary, Xi’an App-Chem, entered into a loan agreement with China Bohai Bank to borrow RMB 4.0 million (equivalent to US$0.5 million) as working capital for one year, with interest rate of 3.9% per annum and maturity date on January 21, 2025. The Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu, provided guarantee to this loan.

(2) . Issuance of Shares for Stock-based Compensation

On October 2, 2023, the Company issued a total of 1,550,000 ordinary shares to employees and consultants under its 2022 Equity Incentive Plan. Included in these issuances were 100,000 ordinary shares issued as compensation to the Company’s Chief Executive Officer, Yongwei Hu. The shares issued to Mr. Hu will vest in six months.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20— FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The Company did not pay any dividend for the periods presented. As of September 30, 2023 and 2022, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

PARENT COMPANY BALANCE SHEETS

	September 30, 2023	September 30, 2022

ASSETS
CURRENT ASSETS
Cash	$867	$1,221
Acquisition deposit	1,000,000	1,000,000
Due from subsidiaries	10,998,557	9,402,525
Prepaid expenses and other current assets	(22,920)	42,749
TOTAL CURRENT ASSETS	11,976,504	10,446,495

NON-CURRENT ASSETS
Investment in subsidiaries	23,507,948	19,115,509

TOTAL ASSETS	$35,484,452	$29,562,004

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$-	$-

COMMITMENTS AND CONTINGENCIES		-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 11,738,662 and 8,396,226 shares issued and outstanding as of September 30, 2023 and 2022, respectively	$1,117	$840
Additional paid-in capital	18,182,202	15,711,450
Retained earnings	20,980,978	16,480,885
Accumulated other comprehensive income (loss)	(3,679,845)	(2,631,171)
Total Bon Natural Life Limited shareholders’ equity	35,484,452	29,562,004

Total liabilities and Bon Natural Life Limited shareholders’ equity	$35,484,452	$29,562,004

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended September 30,
	2023	2022	2021
General and administrative expenses	$(846,930)	$(972,215)	$(68,722
Interest income	2	5	13
Equity in earnings of subsidiaries and VIEs	5,442,910	7,209,698	4,659,512

NET INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	4,595,982	6,237,488	4,590,803
Foreign currency translation adjustment	(1,050,274)	(2,853,392)	610,323
COMPREHENSIVE INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$3,545,708	$3,384,096	$5,201,126

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,595,982	$6,237,488	$4,590,803
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiaries and VIEs	(5,442,910)	(7,209,698)	(4,659,512)
Amortization of stock-based compensation	131,092	170,883	44,910
Issuance of ordinary shares for services	218,304	-	-
Changes in operating assets and liabilities:
Payables due to subsidiaries	(1,596,032)	597,475
Prepaid expenses and other current assets	65,669	(40,148)	(2,600
Net cash used in operating activities	(2,027,898)	(244,000)	(26,399

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment of acquisition deposit	-	-	(1,000,000
Net cash used in investing activities	-	-	(1,000,000

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of ordinary shares	2,027,544	-	11,271,480
Proceeds from exercise of stock options	-	140
Cash lent to subsidiaries and VIE	-	-	(10,000,000
Net cash provided by (used in) financing activities	2,027,544	140	1,271,480

CHANGES IN CASH	(354)	(243,860)	245,081

CASH beginning of year	1,221	245,081	-

CASH, end of year	$867	$1,221	$245,081

