Form 20-F/A
period 2022-09-30
Bon Natural Life Ltd
filed 2024-10-11
CIK 1816815

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 2

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

This Amendment No. 2 to Annual Report on Form 20-F/A (the “Amendment”) amends the Amended Annual Report on Form 20-F of Bon Natural Life Limited (the “Company”) for the year ended September 30, 2023 (the “Original Filing”), that was originally filed with the U.S. Securities and Exchange Commission on February 10, 2023, as amended by the Amendment No. 1 thereto filed on May 15, 2023. The Amendment is being filed to include information on the Company’s compliance with its home country practice in lieu of certain Nasdaq listing rules, as required under Nasdaq Rule 5615(a)(3)(B)(i).

Except as described above, the Amendment does not modify or update the disclosures presented in, or exhibits to, the Original Filing, as amended by Amendment No. 1 thereto, in any way. The Amendment continues to speak as of the date of the Original Filing. Furthermore, the Amendment does not reflect events occurring after the filing of the Original Filing. Accordingly, the Amendment should be read in conjunction with the Original Filing, Amendment No, to the Original Filing, and the Company’s other filings made with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act subsequent to the filing of the Original Filing.

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

As permitted by Nasdaq Listing Rule 5615(a)(3), we have elected to follow the corporate governance laws of the Cayman Islands in lieu of the following Nasdaq Listing Rules:

●	Nasdaq Listing rule 5620(a) – Annual Shareholder Meetings. Nasdaq Listing Rule 5620(a) requires that each company with shares listed on Nasdaq hold an annual meeting of shareholders no later than one year after the end of each of the company’s fiscal years. In lieu of following this Listing Rule, we have elected to follow the corporate governance requirements of the Cayman Islands. Under Cayman Islands law and our Memorandum and Articles of Association, there is no requirement for us to hold an annual meeting of shareholders.

●

Nasdaq Listing Rule 5635 – Shareholder Approval of Certain Securities Issuances. Nasdaq Listing Rule 5635 requires shareholder approval prior to an issuance of securities in connection with: (i) certain acquisition of stock or assets of another company; (ii) an issuance of shares that will result in a change of control of the company; (iii) the establishment or amendment of certain equity-based compensation plans and arrangements; and (iv) certain transactions (other than a public offering) involving issuances of a 20% or more interest or voting power in the company at a price that is less than the minimum price defined therein. In lieu of following this Listing Rule, we have elected to follow the corporate governance requirements of the Cayman Islands. Under Cayman Islands law and our Memorandum and Articles of Association, it is not necessary to obtain shareholder approval for issuances of securities as are described in Listing Rule 5635.

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

Date: October 10, 2023	Bon Natural Life Limited

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

