Form 20-F/A
period 2023-09-30
Bon Natural Life Ltd
filed 2024-10-11
CIK 1816815

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

This Amendment No. 1 to Annual Report on Form 20-F/A (the “Amendment”) amends the Annual Report on Form 20-F of Bon Natural Life Limited (the “Company”) for the year ended September 30, 2023 (the “Original Filing”), that was originally filed with the U.S. Securities and Exchange Commission on February 9, 2024. The Amendment is being filed to include information on the Company’s compliance with its home country practice in lieu of certain Nasdaq listing rules, as required under Nasdaq Rule 5615(a)(3)(B)(i).

Except as described above, the Amendment does not modify or update the disclosures presented in, or exhibits to, the Original Filing in any way. The Amendment continues to speak as of the date of the Original Filing. Furthermore, the Amendment does not reflect events occurring after the filing of the Original Filing. Accordingly, the Amendment should be read in conjunction with the Original Filing, as well as the Company’s other filings made with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act subsequent to the filing of the Original Filing.

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

(5) Incorporated by reference to Annual Report on Form 20-F filed January 31, 2022

(6) Incorporated by reference to Report of Foreign Private Issuer on Form 6-K filed January 20, 2023

(7) Incorporated by reference to Report of Foreign Private Issuer on Form 6-K filed August 4, 2023

(8) Incorporated by reference to Report of Foreign Private Issuer on Form 6-K filed October 5, 2023

(9) Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amended Annual Report on its behalf.

Date: October 10, 2024	Bon Natural Life Limited

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

