Form 20-F
period 2024-09-30
Bon Natural Life Ltd
filed 2025-01-28
CIK 1816815

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

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

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

Tel: + 0086-29-88346301

bonnatural@appchem.cn

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Common Stock, $0.001 par value	BON	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (September 30, 2024): 3,970,558 ordinary shares, 0 preferred shares.

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

Year Ended September 30, 2024

i

ii

iii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this Annual Report only, references in this Annual Report to:

●	“App-Chem Health” are to Shaanxi App-Chem Health Industry Co., Ltd., one of our wholly owned subsidiaries incorporated on April 17, 2006 in Tongchuan City in accordance with PRC laws;

●	“App-Chem Ag-tech” are to Shaanxi App-Chem Ag-tech Co., Ltd., one of our wholly owned subsidiaries incorporated on April 19, 2013 in Dali County, Shaanxi Province in accordance with PRC laws;

●	“App-Chem Guangzhou” are to App-Chem Bio (Tech) (Guangzhou) Co., Ltd., one of our wholly owned subsidiaries incorporated on April 27, 2018 in Guangzhou City in accordance with PRC laws;

●	“Bon Natural Life,” “the Company,” “we,” “us,” “our company” or “our” are to Bon Natural Life Limited a Cayman Islands corporation, its subsidiaries and its consolidated affiliated entities;

●	Bon Natural Life U.S.A.” are to Bon Natural Life U.S.A. Limited, one of our wholly owned subsidiaries incorporated on February 7, 2023 in accordance with the laws and regulations in the State of Nevada;

●	“Bozhou DT” are to Bozhou Dietary Therapy Health Technology Co., Ltd., one of our wholly owned subsidiaries incorporated on March 9, 2023 in accordance with PRC laws;

●	“China” or the “PRC” are to the People’s Republic of China, including Hong Kong and Macau, and excluding, for the purposes of this Annual Report only, Taiwan;

●	“Class A Ordinary Shares” or “Shares” are to our Class A ordinary shares, par value $0.001 per share;

●	“Class B Ordinary Shares” are to our Class B ordinary shares, par value $0.001 per share;

●	“Operating subsidiaries” or “PRC subsidiaries” are to Xi’an App-Chem Bio(Tech) Co., Ltd., a PRC company, and its subsidiary entities incorporated in the PRC;

●	“Tea Essence” are to Tea Essence Limited, one of our wholly owned subsidiaries incorporated on January 9, 2020 in accordance with the laws and regulations in Hong Kong;

●	“Tea Essence (Hangzhou)” are to Tea Essence Health Tech (Hangzhou) Co., Ltd., one of our wholly owned subsidiaries incorporated in Hangzhou City on March 9, 2023 in accordance with PRC laws;
“Tianjin YHX” are to Tianjin Yonghexiang Bio(Tech) Co., Ltd., one of our subsidiaries incorporated on September 16, 2019 in accordance with PRC laws, with 51% equity ownership interest owned by Xi’an App-Chem;

●	“Tongchuan DT” are to Tongchuan Dietary Therapy Health Technology Co., Ltd., one of our wholly owned subsidiaries incorporated on May 22, 2017 in Tongchuan City in accordance with PRC laws;

●	“Xi’an App-Chem” are to Xi’an App-Chem Bio(Tech) Co., Ltd., an entity incorporated in the PRC or, depending on the context, Xi’an App-Chem Bio(Tech) Co., Ltd. and its subsidiaries;

●	“Xi’an CMIT” are to Xi’an Cell and Molecule Information Technology Limited, one of our Wholly Foreign-Owned Enterprises incorporated in the PRC;

●	“Xi’an YH” are to Xi’an Yanhuang TCM Medical Research & Development Co., Ltd., one of our wholly owned subsidiaries incorporated on September 15, 2009 in Xi’an City in accordance with PRC laws;

●	“Xi’an DT” are to Xi’an Dietary Therapy Medical Technology Co., Ltd, one of our subsidiaries incorporated on April 24, 2015 in accordance with PRC laws, with 75% equity ownership interest owned by Xi’an App-Chem;

●	“Xi’an Youpincui” are to Xi’an Youpincui Biotechnology Co., Ltd., another of our Wholly Foreign-Owned Enterprises incorporated in the PRC; and

●	“YongJinAn” are to YongJinAn Group Limited, one of our wholly owned subsidiaries we acquired in on September 19, 2024, which was incorporated in Hong Kong in accordance with Hong Kong laws.

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, this Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the possibility that we may not be able to maintain or increase our net revenues and profits due to our failure to anticipate consumer preferences and develop new products, our failure to execute our business expansion plan, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under Item 3 “Key information—D. Risk Factors” and elsewhere in this Annual Report.

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

The audit report included in this Annual Report for the year ended September 30, 2024 was issued by YCM CPA INC.   (‘YCM”), which is a U.S.-based accounting firm that is registered with the PCAOB. YCM was not subject to the 2021 Determination Report. We have no intention of dismissing YCM in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB.

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

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statements of income and comprehensive income data for the fiscal years ended September 30, 2024 and 2023, and the selected consolidated statements of financial position data as of September 30, 2024 and 2023 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1.

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

Balance Sheet Data (Presented in $USD)

	As of September 30,
	2024	2023
Current assets	$39,793,857	$24,183,464
Total assets	$61,765,432	$46,556,136
Current liabilities	$16,445,832	$9,611,215
Total liabilities	$17,415,893	$10,574,303
Total equity	$44,349,539	$35,981,833
Total liabilities and equity	$61,765,432	$46,556,136

Statements of Operations Data (Presented in $USD)

	For the years ended September 30,
	2024	2023	2022
Revenues	$23,844,556	$29,522,353	$29,908,561
Gross profit	$7,110,009	$8,840,027	$9,423,565
Operating expenses	$5,236,475	$2,903,566	$2,823,858
Income from operations	$1,873,534	$5,936,461	$6,599,707
Other income (expenses)	$(1,157,595)	$(363,594)	$969,285
Provision for income taxes	$(351,179)	$1,002,298	$1,267,025
Net income	$345,248	$4,552,682	$6,242,424
Net income attributable to Bon Natural Life Limited	$398,172	$4,595,982	$6,237,488
Earnings per share, basic	$0.17	$5.03	$7.47
Earnings per share, diluted	$0.17	$5.00	$7.43
Weighted average ordinary shares outstanding- basic	2,387,833	913,960	836,077
Weighted average ordinary shares outstanding- diluted	2,402,848	919,811	839,606

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including for services of any debt we may incur. Our subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiary to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary and its subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. These reserves are not distributable as cash dividends. A company may discontinue the contribution when the aggregate sum of the statutory surplus reserve is more than 50% of its registered capital. The statutory common reserve fund of a company shall be used to cover the losses of the company, expand the business and production of the company or be converted into additional capital. Subject to above-referenced limitations and at the discretion of board of directors, the accumulated profits after appropriation of statutory surplus reserve available for dividends were $18,741,685 and $18,703,996 as of September 30, 2024 and 2023, respectively. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to its shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business. As of September 30, 2024, the statutory surplus reserves of our PRC subsidiary and its subsidiaries, as percentage of their respective registered capitals, ranged from 2% to 41% and averaged 25% in the aggregate.

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

The audit report included in this Annual Report for the year ended September 30, 2024 was issued by YCM CPA INC. (‘YCM”), which is a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing YCM in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. If we were to engage a different auditor in the future, we would engage an auditor that is U.S.-based and subject to full PCAOB inspection with all materials related to the audit of our financial statements accessible to the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. In such case, we will engage a new qualified and fully inspected auditor, which may result in us delaying or restating our financial statements.

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

In the normal course of business, our Company may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. PRC taxing authorities may take the position that the Company owes more taxes than it has paid. The Company recorded tax liabilities of $3.7 million as of September 30, 2024, primarily including $1.7 million in income tax payable and $1.4 million in unpaid value added taxes (“VAT” tax). It is possible that the tax liability of the Company for past taxes may be higher than those amounts, if the PRC authorities determine that we are subject to interest and penalties or that we have not paid the correct amount. To the extent our Company is unable to settle its tax liabilities as scheduled, or interest and penalties on unpaid tax liabilities assessed by tax authorities greatly exceed management’s estimates, our financial condition and operating results may be negatively impacted.

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

Such buildings are mostly used as the warehouses. If the local authorities require us to stop using such buildings, we will need to rent new warehouses, which may affect our normal operations and cause operating losses. But we believe that the amount of the loss will not exceed 3% of the Company’s sale revenues. In addition, the lease term of this production site will expire on March 11, 2025. At that time, we may not renew the lease of this production site and may transfer the production to a new production base.

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

Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the years ended September 30, 2024 and 2023, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of September 30, 2024. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

On December 11, 2019, Bon Natural Life Limited was incorporated under the laws of the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. Bon Natural Life Limited subsequently established a Wholly Foreign-Owned Enterprise (“WOFE”) in PRC China, Tea Essence Health Tech (Hangzhou) Co., Ltd.(Tea Essence (Hangzhou)). Tea Essence (Hangzhou) is wholly owned by our direct subsidiary in Hong Kong, Tea Essence.

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

The following diagram illustrates our corporate structure as of the date of this Annual Report:

Bon Natural Life Limited (Cayman)
100%
Bon Natural Life U.SA Limited (USA)
Offshore
100%
Onshore
Tea Essence Limited (HK)
100%
YongJinAn Group Limited (HK)
100%
Tea Essence Health Tech (Hang Zhou ) Co., Ltd. (WFOE)
Xi'an Cell and Molecule Information Technology Co., Ltd.
100%
100%
Xi'an Youpincui Biotechnology Co., Ltd.
71.333%
Xi'an App-Chem Bio (Tech) Co., Ltd.
28.667%
100%
100%
75%
100%
Shaanxi App-Chem Health Industry Co., Ltd.
Shaanxi App-Chem Ag-tech Co., Ltd.
Xi'an Dietary Therapy Health Management Co., Ltd.
App-Chem Bio (Tech) (Guangzhou) Co., Ltd.
100%
Yuantao Wang
1%
99%
49%
51%
100%
9%
91%
Xi'an Yanhuang TCM Medical Research and Development Co., Ltd.
Tongchuan Dietary Therapy Health Technology Co., Ltd.
Tianjin Yonghexiang Bio (Tech) Co., Ltd.
Bozhou Dietary Therapy Health Technology Co., Ltd.

The structure of cash flows within our organization, and the applicable regulations, are as follows:

1.	Our equity structure is a direct holding structure, that is, the overseas entity listed in the U.S., Bon Natural Life, directly controls Tea Essence (Hangzhou) and Xi’an Youpincui (the “WFOE”) and other domestic operating entities through the Hong Kong company, Tea Essence. See “Corporate History and Structure” above for additional details.

2.	Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the PRC. After foreign investors’ funds enter Bon Natural Life following an offering of securities, the funds can be directly transferred to Tea Essence, and then transferred to subordinate operating entities through the WFOE.

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

Xi’an App-Chem’s Operating Subsidiaries

The table below provides a summary of Xi’an App-Chem’s operating subsidiaries (“Bon Operating Companies”) and their primary business functions as of the date of this Annual Report:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities

Bon Natural Life U.S.A.	February 07, 2023	U.S.A.	100%	Investment holding
Tea Essence	January 9, 2020	Hong Kong	100%	Investment holding
YongJinAn Group	September 19,2024	Hong Kong	100% owned by Tea Essence
Xi’an CMIT	April 9, 2020	Xi’an City, PRC	100%	Investment holding
Xi’an Youpincui	September 8, 2021	Xi’an City, PRC	100%	Investment holding
PRC Subsidiaries:
Tea Essence Tech (HangZhou) Co, Ltd.	October 24, 2024	Hangzhou City, PRC	100%	WFOE, Investment holding
Xi’an App- Chem Bio (Tech)	April 23, 2006	Xi’an City, PRC	71.333% owned by Xi’an CMIT,28.667% owned by Xi’an Youpincui	General administration and sales of the Company’s products to customers
Xi’an YH	September 15, 2009	Xi’an City, PRC	91% owned by Xi’an CMIT, 9% owned by Xi’an App-Chem	Research and development of product
Bon Operating Companies (owned by Xi’an App-Chem)
App-Chem Health	April 17, 2006	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Registered owner of land with an area of 12,904.5 square meters, no other business activities
App-Chem Ag-tech	April 19, 2013	Dali County, PRC	100% owned by Xi’an App-Chem	Product manufacturing
App-Chem Guangzhou	April 27, 2018	Guangzhou City, PRC	100% owned by Xi’an App-Chem	Raw material purchase
Tongchuan DT	May 22, 2017	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Product manufacturing
Xi’an DT	April 24, 2015	Xi’an City, PRC	75% owned by Xi’an App-Chem	Research and development of product
Tianjin YHX	September 16, 2019	Tianjin City, PRC	51% owned by Xi’an App-Chem	Raw material purchase
Bozhou DT	March 9, 2023	Bozhou City, PRC	100% owned by Xi’an App-Chem	Product manufacturing

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities

Bon Natural Life U.S.A.	February 07, 2023	U.S.A.	100%	Investment holding
Tea Essence	January 9, 2020	Hong Kong	100%	Investment holding
YongJinAn Group	September 19,2024	Hong Kong	100% owned by Tea Essence
Xi’an CMIT	April 9, 2020	Xi’an City, PRC	100%	Investment holding
Xi’an Youpincui	September 8, 2021	Xi’an City, PRC	100%	Investment holding
PRC Subsidiaries:
Tea Essence Tech (HangZhou) Co, Ltd.	October 24, 2024	Hangzhou City,PRC	100%	WFOE, Investment holding
Xi’an App- Chem Bio (Tech)	April 23, 2006	Xi’an City, PRC	71.333% owned by Xi’an CMIT,28.667% owned by Xi’an Youpincui	General administration and sales of the Company’s products to customers
Xi’an YH	September 15, 2009	Xi’an City, PRC	91% owned by Xi’an CMIT, 9% owned by Xi’an App-Chem	Research and development of product
Bon Operating Companies (owned by Xi’an App-Chem)
App-Chem Health	April 17, 2006	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Registered owner of land with an area of 12,904.5 square meters, no other business activities
App-Chem Ag-tech	April 19, 2013	Dali County, PRC	100% owned by Xi’an App-Chem	Product manufacturing
App-Chem Guangzhou	April 27, 2018	Guangzhou City, PRC	100% owned by Xi’an App-Chem	Raw material purchase
Tongchuan DT	May 22, 2017	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Product manufacturing
Xi’an DT	April 24, 2015	Xi’an City, PRC	75% owned by Xi’an App-Chem	Research and development of product
Tianjin YHX	September 16, 2019	Tianjin City, PRC	51% owned by Xi’an App-Chem	Raw material purchase
Bozhou DT	March 9, 2023	Bozhou City, PRC	100% owned by Xi’an App-Chem	Product manufacturing

All of our actual business operations are conducted through Xi’an App-Chem and its subsidiaries. Bon Natural Life Limited (the Cayman Islands holding company offering securities through the previously filed prospectus), its immediate Hong Kong subsidiary Tea Essence, and Tea Essence’s subsidiaries Xi’an CMIT and Xi’an Youpincui, function solely as holding companies.

Recent Developments

Reverse Split

On March 9, 2024, the shareholders of the Company approved a reverse split at a ratio of 1-for-10 shares. The Reverse Split took effective on April 11, 2024. As a result of this reverse split, there were 270,000,000 authorized ordinary shares, par value US$0.001 each, and 30,000,000 preference shares, par value US$0.001 each.

2024 Equity Incentive Plan

We approved the adoption of the Bon Natural Life Limited 2024 Equity Incentive Plan (the “2024 Plan”), Under the 2024 Plan, and subject to the oversight an approval of the Compensation Committee of our Board of Directors, we will be permitted to grant stock options, restricted stock, restricted stock units, and similar equity-based compensation for the purpose of attracting, retaining, and incentivizing qualified officers, directors, and employees. The maximum number of shares which may be issued or issuable under the Plan, at any given time, is limited to 20% of our issued and outstanding ordinary shares on a fully diluted basis. The Plan will be submitted for approval by our shareholders.

Brand Authorization Agreement

On May 8, 2024, our operating subsidiary Xi’an App-Chem Bio (Tech) Co., Ltd. (“App-Chem”), entered into a Brand Authorization Agreement (the “Brand Agreement”) with Guangdong JUWO Trading Co., Ltd. (“JUWO”). Under the Brand Agreement, the Company and JUWO have agreed to strategic cooperation regarding the construction and development of marketing and supply chain systems for liquor distribution and sales, liquor branding, and functional liquor and hangover relief products in mainland China. JUWO, which specializes in the commercial marketing of Moutai-flavored liquor in mainland China, has more than 10-years’ experience in the liquor commercial distribution market. JUWO’s team has successfully created a variety of Moutai-flavor liquor brands and holds abundant channel distribution resources in the online and offline in liquor market in China.

JUWO and the Company intend to cooperate in jointly creating high-quality health alcoholic and related products that combine traditional Chinese culture and modern technology by utilizing the brand influence of App-Chem in the industry and JUWO’s advantages in marketing and distribution channels in the liquor market.

Under the Brand Agreement, App-Chem has granted JUWO a non-exclusive right to use the trademark “Jiangwang and App-Chem Co-Branding” for alcoholic health products. JUWO will be responsible for using its distribution channel resources in the online and offline liquor market in China to promote App-Chem’s sales of alcoholic health products. The Brand Agreement will run for a term of two (2) years, which may be extended by mutual agreement.

Private Offering

On May 16, 2024, we closed an exempt private offering of $5,600,000 worth of ordinary shares of the Company, par value $0.001 per share at a price of $2.29 per share (the “Offering”). Together with each share issued, the subscribers in the Offering received warrants to purchase three (3) ordinary shares of the Company at a price equal to 110% of the per-share offering price, exercisable for four (4) months from the close of the Offering. In total, the Company issued 2,445,415 shares in the Offering, together with warrants to purchase up to 7,336,245 ordinary shares of the Company at a price of $2.52 per share. A total of four (4) subscribers participated in the Offering, including the Company’s Chairman and CEO, Yongwei Hu, who subscribed for 1,834,061 Shares.

Prior to its consummation, the Offering was approved by the written consent of a majority of the Company’s shareholders and by the unanimous consent of its Board of Directors on April 23, 2024. The Offering was conducted pursuant to the exemption provided by Rule 506(b) under Regulation D. The Shares were offered exclusively to ‘accredited investors’ as defined in Rule 501 under Regulation D and the Company did not engage in any general solicitation or advertising.

Nasdaq Compliance

On June 12, 2023, the Company received a letter (the “Notification Letter”) from Nasdaq Stock Market, LLC (“Nasdaq”), notifying the Company that it had not been in compliance with the minimum bid price of $1.00 per share for thirty (30) consecutive days, as required by the Nasdaq Rules for continued listing (the “Rules”). In accordance with the Rules, the Company had been provided 180 calendar days, or until December 11, 2023, to regain compliance with the Rules. Later, Nasdaq determined that the Company was eligible for an additional 180 calendar day period, or until June 10, 2024, to regain compliance. On April 11, 2024, the Company implemented a 1-for-10 reverse split of its ordinary shares in order to achieve compliance with the minimum bid price standard.

On April 25, 2024, the Company received a written notification from Nasdaq that, for the last 10 consecutive business days, from April 11 through April 24, 2024, the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater. Accordingly, Nasdaq has confirmed that the Company has regained compliance with Listing Rule 5550(a)(2), and the matter is now closed.

Private Placement

On May 16, 2024, we closed an exempt private offering of $5,600,000 worth of Ordinary Shares at a price of $2.29 per share with certain investors (the “Private Placement”). Together with each Ordinary Share issued, the subscribers in the Private Placement received warrants to purchase three (3) Ordinary Shares of the Company at a price equal to 110% of the per-share offering price, exercisable for four (4) months from the close of the Private Placement. In total, the Company issued 2,445,415 Ordinary Shares in the Private Placement, together with warrants to purchase up to 7,336,245 Ordinary Shares at a price of $2.52 per Ordinary Share. A total of four (4) subscribers participated in the Private Placement, including the Company’s Chairman and CEO, Yongwei Hu, who subscribed for 1,834,061 Ordinary Shares and 5,502,183 warrants. Mr. Hu’s warrants were not exercised and have expired.

The Private Placement was conducted pursuant to the exemption provided by Rule 506(b) under Regulation D. The shares were offered exclusively to “accredited investors” as defined in Rule 501 under Regulation D and the Company did not engage in any general solicitation or advertising.

White Lion Purchase Agreement

On September 9, 2024, we entered into an Ordinary Share Purchase Agreement (the “Purchase Agreement”) with White Lion Capital, LLC (“White Lion”). Under the Purchase Agreement, the Company has the right to require White Lion to purchase, from time to time, up to a cumulative total of $10,000,000 worth of Ordinary Shares.

Additionally, the Company has the right, from time to time, to send White Lion a purchase notice requiring White Lion to purchase Ordinary Shares. The dollar amount of each purchase notice shall be limited to the lesser of: (i) 30% of the average daily trading volume for the Ordinary Shares over the preceding 5 business days; or (ii) $1,000,000 divided by the highest closing price for the Ordinary Shares over the preceding 5 business days. When sending a purchase notice to White Lion, the Company may elect to send either a “Rapid Purchase Notice” or a “VWAP Purchase Notice.” In the case of a Rapid Purchase Notice, White Lion’s purchase price for the Ordinary Shares shall be equal to the lowest traded price for the Ordinary Shares that occurs during the Rapid Purchase Notice Date (defined as the same day that the Rapid Purchase Notice is sent if the purchase notice and a DWAC transfer of the shares to be purchased is completed before 9:00 a.m., or the following business day if the notice and/or the DWAC transfer if completed after 9:00 a.m.). In the case of a VWAP Purchase Notice, White Lion’s purchase price for the Ordinary Shares shall be equal to 91% of the lowest daily VWAP (as defined in the Agreement) for the Ordinary Shares during the VWAP Valuation Period (as defined in the Purchase Agreement) up until a total of $2,000,000 worth of ordinary shares have been purchased. Thereafter, White Lion’s purchase price for the Ordinary Shares under a VWAP Purchase Notice shall be equal to 97% of the lowest daily VWAP for the Ordinary Shares during the VWAP Valuation Period. The VWAP Valuation Period is defined as 3 consecutive business days commencing on the VWAP Purchase Notice Date (defined as the same day that the VWAP Purchase Notice is sent if the purchase notice and a DWAC transfer of the shares to be purchased is completed before 9:00 a.m., or the following business day if the notice and/or the DWAC transfer if completed after 9:00 a.m.)

White Lion’s obligation to purchase ordinary shares under the Purchase Agreement is subject to certain conditions and limitations, including the following:

●	All shares to be issued under the Purchase Agreement must be covered by an effective registration statement and the Company must, within 90 days, which date was extended to January 31, 2025: (i) register its sale of ordinary shares to White Lion under the Purchase Agreement via a prospectus supplement to its current shelf registration statement on Form F-3, and/or (ii) register White Lion’s resale of ordinary shares to be acquired under the Agreement on new registration statement;
●	The Company’s ability to require White Lion’s purchase of ordinary shares under the Purchase Agreement is limited such that the Company may not require any purchase by White Lion to the extent that such purchase would result in White Lion beneficially owning more than 4.99% of the Ordinary Shares immediately thereafter; and
●	The Company may not issue more than 793,714 ordinary shares to White Lion (equal to 19.99% of the Company’s outstanding ordinary shares on the date of the Purchase Agreement) unless or until shareholder approval of such issuances is obtained.

As additional consideration to White Lion, the Company has agreed to issue White Lion $250,000 worth of ordinary shares as a commitment fee. Such commitment fee shares are issuable on the earlier of (i) the business day prior to the filing of a registration statement registering the Ordinary Shares under the Purchase Agreement, (ii) the business day prior to the filing of prospectus supplement registering the Ordinary Shares under the Purchase Agreement, or (iii) the business day prior to the date that the Investor delivers a written request to the Company for such commitment shares. The term of the Purchase Agreement runs until September 30, 2025, or until a total $10,000,000 worth of ordinary shares have been purchased, whichever occurs first.

Tea Essence (Hangzhou) Transfer

On November 28, 2024, Tea Essence (Hangzhou) and Tea Essence entered into an equity transfer agreement. Pursuant to the agreement, Tea Essence (Hangzhou) agreed to purchase 100% of the equity interest in the Xi’an Cell and Molecule in exchange for consideration of RMB 1,500,000.00.

On November 28, 2024, Tea Essence (Hangzhou) and Tea Essence entered into an equity transfer agreement. Pursuant to the agreement, Tea Essence (Hangzhou) agreed to purchase 100% of the equity interest in the Youpincui in exchange for consideration of RMB 500,000.00.

As of the closing on November 29, 2024, Tea Essence (Hangzhou) is the only headquarters of the Company within mainland China.

Gansu Disposition

As previously disclosed in a Report of Foreign Private Issuer on Form 6-K dated October 4, 2024, on September 30, 2024, our operating subsidiary Xi`an App-Chem Bio (Tech) Co., Ltd. and its wholly owned subsidiary, Baimeikang entered into an Asset Selling Agreement (the “Selling Agreement”) with Baixiangquan. Under the Selling Agreement, which closed on November 29, 2024, App-Chem agreed to sell all the assets of Baimeikang to Baixiangquan by transferring 100% of the equity interests in Baimeikang to Baixiangquan.

YongJinAn Acquisition

On September 19, 2024, the Tea Essence and the Seller entered into a share transfer agreement (the “Share Transfer Agreement”). Pursuant to the Share Transfer Agreement, the Seller agreed to transfer 10,000 shares, each with a par value of HKD1.00 (the “Transfer Price”), in the capital of YongJinAn to the Tea Essence on the terms contained therein.

The YongJinAn Acquisition closed on September 19, 2024 upon which Tea Essence became the sole shareholder of YongJinAn and as a result, assumed all assets and liabilities of YongJinAn and the subsidiaries owned or controlled by YongJinAn. YongJinAn currently has no material assets or operations.

The following diagram illustrates the Company’s corporate structure after the Reorganization:

2025 Extraordinary General Meeting

We held an Extraordinary General Meeting on January 16, 2025, where the shareholders of the Company voted in favor of adopting the Third Amended and Restated Memorandum and Articles of Association. Pursuant to the Third Amended and Restated Memorandum and Articles of Association (i) all of the authorized (whether issued or not issued) Ordinary Shares were re-designated and re-classified into Class A Ordinary Shares where the rights of the existing Ordinary Shares shall be the same as the Class A Ordinary Shares, and (ii) all of the authorized but unissued preference shares of par value of US$0.001 each in the Company were cancelled and a new class of shares comprising of 30,000,000 Class B Ordinary Shares, which will be convertible, at the option of the holder thereof, into the number of fully paid and non-assessable Class A Ordinary Shares on a one-for-one basis (subject to adjustment as stated in the Company’s articles of association) and be entitled to one hundred (100) votes per share, such that, the Company’s authorized share capital shall become US$300,000 divided into (a) 270,000,000 Class A Ordinary Shares and (b) 30,000,000 Class B Ordinary Shares. The Company also adopted the Third Amended and Restated Memorandum and Articles of Association.

Additionally, upon effectiveness of the Third Amended and Restated Memorandum and Articles of Association , the Company will repurchase (a) 2,004,427 Class A Ordinary Shares held by Mr. Yongwei Hu, our Chief Executive Officer, in consideration of the Company’s new issuance of 2,004,427 Class B Ordinary Shares to Mr. Hu, and (b) 37,412 Class A Ordinary Shares held by Ms. Jing Liu, Mr. Hu’s wife and a director of the Company, in consideration of the Company’s new issuance of 37,412 Class B Ordinary Shares to Ms. Liu; and (ii) such issuance of 2,004,427 and 37,412 Class B Ordinary Shares to Mr. Hu and Ms. Liu, respectively, such that, as a result of the repurchase of Class A Ordinary Shares from and issuance of Class B ordinary shares to Mr. Hu and Ms. Liu, Mr. Hu would control 97.15% of the total voting power of the Company and Ms. Liu would control 1.81% of the total voting power of the Company.

The effectiveness of the Third Amended and Restated Memorandum and Articles of Association and associated reclassification of the Ordinary Shares to Class A Ordinary Shares and the exchange of the Class A Ordinary Shares held by Mr. Hu and Ms. Liu for the same number of Class B Ordinary Shares are collectively referred to as the “Dual Class Restructuring”. The Dual Class Restructuring is not effective pending Nasdaq approval.

COVID-19 Impact

Our business operations have been affected and may continue to be affected by the ongoing COVID-19 pandemic. Although we resumed our operations since early March 2020 and the impact of COVID-19 on our operating results and financial performance for fiscal year 2022, 2023 and 2024 were temporary, a resurgence could negatively affect the execution of customer contracts, the collection of customer payments, or disrupt our supply chain, and the continued uncertainties associated with COVID 19 may cause our revenue and cash flows to underperform in the next 12 months from the date of issuance of our 2023 consolidated financial statements. The extent of the future impact of the COVID-19 pandemic on our business and results of operations is still uncertain.

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

Bio Natural Life
APPLE
POLYPHENOLS
苹果多酚

STACHYOSE
水苏糖
AMBROXIDE
降龙涎醚
APPLE
POLYPHENOLS

Bio Natural Life
STACHYOSE
水苏糖

Bio Natural Life
SCLAREOLIDE
香紫苏内酯
98%

ER THE
L BEAUTY OF LIFE!

Bio Natural Life
SCLAREOL
香紫苏醇
95%

Bio Natural Life
AMBROXIDE
降龙涎醚
99%

水苏糖菊粉
固体饮料

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

Intellectual Property

Patents

As a result of our collection of academic and technological expertise, as of September 30, 2024, we had 12 approved patents and 1 applying patent in China, as set forth in the following table:

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

The principal raw materials used for our production are various natural and plant-based extracts . For the year ended September 30, 2024, two suppliers accounted for approximately 50.5% and 21.4% of the total purchases, respectively For the years ended September 30, 2023, three suppliers accounted for approximately 41.8%, 29.5%, and 11.19% of the total purchases, respectively. For the years ended September 30, 2022, four suppliers accounted for approximately 24.6%, 15.0%, 11.9% and 10.7% of the total purchases, respectively. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would adversely affect our business, financial position and results of operations.

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

We sell our products primarily through direct distributors in the PRC and, to some extent, to overseas customers in Europe. For the year ended September 30, 2024, three customers accounted for 38.6%, 28.0%, and 15.9% of the Company’s total revenue, respectively. For the year ended September 30, 2023, three customers accounted for 42.7%, 24.7%, and 13.2% of the Company’s total revenue, respectively. For the year ended September 30, 2022, three customers accounted for 35.5%, 23.9%, and 15.4% of the Company’s total revenue, respectively.

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

Competitive Challenges and Advantages

Our competitors’ main advantages are as follows:

●	Stronger business scale and capital strength – Our main competitors are listed public companies, with relatively longer development histories, larger business scales and stronger financial strength.

●	Larger and more complete sales networks — Since our main competitors have larger business scales, their market sales networks are accordingly wider.

●	Brand recognition – Due to the advantages of being well-identified public companies, their high levels of marketing and promotion and, in some cases, inherited historical advantages, our main competitors have greater brand recognition.

Compared with our main competitors, our advantages are mainly reflected in the following two aspects:

●	More advanced technology and products – Our main competitors’ technologies are mainly traditional physical and chemical techniques such as extraction and separation. Relatively speaking, we employ more advanced bio-manufacturing technologies.

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

●	Our process for manufacturing apple polyphenol (a source of anti-oxidants) allows us to achieve a high product anti-oxidant content of 70% to 90%.

●	Xi’an App-Chem launched new over-the-counter products, including Bon Natural Micro-eco Hair Repair Shampoo and Tianmei Jinghao Nutrition Powder. In addition, the Company is in the development stage of more innovative products using natural, functional ingredients intended for the precise regulation and control of the humane micro-biome. Examples include our DuiJiuDangGe (JiuGe) and Gout Ease (Feng Qing Ping).

A Stable Supply Chain for Raw Materials for the Fragrance, Food and Beverage Industries

●	Xi’an App-Chem seeks to have a stable supply chain for raw materials, which is important in the natural ingredient field. The company’s management team, through its operating experience, is constantly improving their selection of various natural raw material sources, supply chain management, supplier selection, and risk and quality control.

Advantages in Cost Control

●	The Company’s management team believes that its bio-manufacturing technology gives it an average cost advantage in producing its natural ingredients (i.e., products such as Ambroxide, stachyose, apple polyphenol and other types of natural-ingredient products).

Professional and Efficient Sales Team and Branding

●	There are twelve people in our sales team, among whom four have professional backgrounds in biology, chemistry, medicine, pharmacy, and related fields. Six of our sales professionals majored in English, international trade and related fields. Our sales professionals have an average of over five years of relevant work experience. Two of them have been stationed abroad to work on a long-term basis. With more than ten years of accumulated experience, we have forged a sales system worldwide (mainly in Europe, East Asia, and North America).

Our Challenges

We May Face Competition from Other Companies Currently In Other Categories of the Natural Ingredients and Health Solutions Industry.

●	Because of the and recent growth of our existing business, we may face new direct competition from some counterparts engaged in other categories of the natural products and ingredients business, such as Chenguang Biotech from China, which is engaged in natural colors, Layn, which engaged in natural sweeteners, and European companies like Koninklijke DSM N.V., Symrise AG, and Givaudan SA. These firms may seek to compete directly with Xi’an App-Chem in its existing businesses. The size, financial strength, technology foundation and development capabilities of the above-mentioned companies are strong, and potential competition from these firms will be a key competitive challenge in the near future.

Larger, more Developed Food and Ingredient Companies May Seek to Compete in Our Industry in the Near Future.

●	The rapid development of human micro-biome technology has resulted in rapid commercialization in the related products of immune health and digestive health, which has increasingly attracted the attention of some large-scale companies. For example, the French large-scale food company Danone Group recently announced that it continues to place the gut and its micro-biome at the core of its health strategy to deliver the company’s mission “bringing health through food to as many people as possible.” Such large companies might change the current landscape of the industry, either directly or through mergers and acquisitions. These companies may challenge us by seeking to secure key raw material sources for their products and to acquire stability, reliability and cost advantages for their supply chains. Because of the strong capital and brand strength of such companies, they might pose challenges to us in the future.

We May Face Additional Competition from New Entrants to the Health Industry

●	The Big Health industry has experienced sustained and rapid growth worldwide, based on the rapid development of information technology and life science technology in recent years. Prompted by the serious emergency caused by the global COVID-19, consumers and public administrators around the world have paid more attention to basic health issues than ever before, especially to immune health. At the core of immune health, and at the core of our business focus, is the precise adjustment and control of human micro-biome by natural probiotics. This area has drawn a wide external attention, which may cause firms outside the health industry to seek market entry. In the future, some of the new entrants may become our competitive challengers.

Our Current Sales and Distribution Network May Be Insufficient to Support Our Planned Growth.

●	We currently sell our products through our direct sales force and distribution channel. Although our sales and distribution network is sufficient for our existing needs, it may be insufficient to meet future product demand as we continue to grow our business. As we begin to expand our production capacity, an insufficient distribution network may hinder our ability to meet demand and to grow our revenues accordingly.

We may face new regulations in the PRC in the future

●	Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We do not believe that we are directly subject to these regulatory actions or statements, as we do not have a variable interest entity structure and our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. Because these statements and regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies in China will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and continue to be listed on an U.S. exchange.

Our Strategy for Meeting Potential Challenges

●	First, we intend to meet our possible competitive challenges by giving full play to our advantages (mainly technology, products, and supply chain) to attain greater advantage in terms of quality, cost, and supply stability. We intend to use these advantages to secure a larger market share and to boost our rapid development and expansion of our capabilities. Due to the high technical barriers to entry in our field, including the complexity of the raw materials involved and the inherent product quality challenges, we believe potential competitors seeking to enter our market will require three to five years to enter the market and launch truly competitive products. We believe this will allow us to press our advantages described above and stay ahead of new competition.

●	Second, we intend to accelerate our business growth and market expansion, taking full advantage of rapid industrial advancements empowered by information technology and life science technology. Our improved financial strength after a successful equity offering, combined with a sustained growth of market demand in the Big Health industry (driven in part by the COVID-19 pandemic), will enhance our ability to tackle various challenges.

●	Third, we will actively seek opportunities for collaboration and cooperation with large-scale enterprises that focus on human micro-biome-related businesses (such as Guangzhou Wanglaoji Pharmaceutical, JDB, Wahaha, Mengniu, Yili, Chr. Hansen, etc.), including cooperation in product sales, strategic business relationships, and, if possible, equity investment.

●	Fourth, we intend to invest some of our available cash generated from operations and capital raising to add additional teams to our direct sales force, to expand our geographic reach with new distribution channels into other provinces within China and overseas, and to establish more sales online.

We also face other challenges, risks and uncertainties that may materially and adversely affect our business, financial condition, results of operations and prospects. You should consider the risks discussed in “Risk Factors” and elsewhere in this Annual Report before investing in our securities.

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

No	License Type	License No.	License Date	Expiry Date	Holder
1	Food Production License	SC12361052300601	August 18, 2023	August 08, 2028	Xi’an App-Chem

2	Food Business License	YB2610980608581	July 18, 2023	N/A	Xi’an App-Chem

3	Food Production License	SC10661020100062	November 21, 2022	November 20, 2027	Tongchuan DT

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

PRC Value-Added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the PRC, which was promulgated by the State Council on December 13, 1993, most recently amended on December 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the PRC, which was promulgated by the MOF, and SAT on December 25,1993, and became effective on January 1, 2009, and as amended on October 28, 2011, any entity or individual conducting product sales is required to pay a value-added tax, or VAT, on the gross sales price of goods. VAT rates range up to 17%, depending on the type of products sold. On March 21, 2019, MOF, SAT and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which became effective on April 1, 2019 and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products.

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

On December 11, 2019, Bon Natural Life Limited was incorporated under the laws of the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. Bon Natural Life Limited subsequently established a Wholly Foreign-Owned Enterprise (“WFOE”) in PRC China, Tea Essence Health Tech (Hangzhou) Co., Ltd. (“Tea Essence (Hangzhou)”). Tea Essence (Hangzhou) is wholly owned by our direct subsidiary in Hong Kong, Tea Essence. Due to PRC legal restrictions on foreign ownership in companies that engage in online sales China, we originally carried out our business through Xi’an App-Chem, a domestic PRC company, through a variable interest entity structure. Effective November 1, 2021, however, we reorganized our corporate structure in the PRC and are now the indirect sole shareholder of Xi’an App-Chem. Xi’an App-Chem is wholly-owned by two WFOE’s Xi’an CMIT and Xi’an Youpincui, each of which are in turn wholly-owned by the WFOE. Xi’an App-Chem’s financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have control over that entity by way of 100% equity ownership through Tea Essence, and in turn, Tea Essence (Hangzhou), Xi’an CMIT and Xi’an Youpincui.

The following diagram illustrates our corporate structure as of the date of this Annual Report:

Bon Natural Life Limited (Cayman)
100%
Bon Natural Life U.SA Limited (USA)
Offshore
100%
Onshore
Tea Essence Limited (HK)
100%
YongJinAn Group Limited (HK)
100%
Tea Essence Health Tech (Hang Zhou ) Co., Ltd. (WFOE)
Xi'an Cell and Molecule Information Technology Co., Ltd.
100%
100%
Xi'an Youpincui Biotechnology Co., Ltd.
71.333%
Xi'an App-Chem Bio (Tech) Co., Ltd.
28.667%
100%
100%
75%
100%
Shaanxi App-Chem Health Industry Co., Ltd.
Shaanxi App-Chem Ag-tech Co., Ltd.
Xi'an Dietary Therapy Health Management Co., Ltd.
App-Chem Bio (Tech) (Guangzhou) Co., Ltd.
100%
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
Tianjin Yonghexiang Bio (Tech) Co., Ltd.
Bozhou Dietary Therapy Health Technology Co., Ltd.

Xi’an App-Chem’s Operating Subsidiaries

The table below provides a summary of Xi’an App-Chem’s operating subsidiaries (“Bon Operating Companies”) and their primary business functions as of the date of this Annual Report:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities

Bon Natural Life U.S.A.	February 07, 2023	U.S.A.	100%	Investment holding
Tea Essence	January 9, 2020	Hong Kong	100%	Investment holding
YongJinAn Group	September 19,2024	Hong Kong	100% owned by Tea Essence
Xi’an CMIT	April 9, 2020	Xi’an City, PRC	100%	Investment holding
Xi’an Youpincui	September 8, 2021	Xi’an City, PRC	100%	Investment holding
PRC Subsidiaries:
Tea Essence Tech (HangZhou) Co., Ltd.	October 24, 2024	Hangzhou City,PRC	100%	WFOE, Investment holding
Xi’an App-Chem Bio (Tech)	April 23, 2006	Xi’an City, PRC	71.333% owned by Xi’an CMIT,28.667% owned by Xi’an Youpincui	General administration and sales of the Company’s products to customers
Xi’an YH	September 15, 2009	Xi’an City, PRC	91% owned by Xi’an CMIT, 9% owned by Xi’an App-Chem	Research and development of product
Bon Operating Companies (owned by Xi’an App-Chem)
App-Chem Health	April 17, 2006	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Registered owner of land with an area of 12,904.5 square meters, no other business activities
App-Chem Ag-tech	April 19, 2013	Dali County, PRC	100% owned by Xi’an App-Chem	Product manufacturing
App-Chem Guangzhou	April 27, 2018	Guangzhou City, PRC	100% owned by Xi’an App-Chem	Raw material purchase
Tongchuan DT	May 22, 2017	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Product manufacturing
Xi’an DT	April 24, 2015	Xi’an City, PRC	75% owned by Xi’an App-Chem	Research and development of product
Tianjin YHX	September 16, 2019	Tianjin City, PRC	51% owned by Xi’an App-Chem	Raw material purchase
Bozhou DT	March 9, 2023	Bozhou City, PRC	100% owned by Xi’an App-Chem	Product manufacturing

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities

Bon Natural Life U.S.A.	February 07, 2023	U.S.A.	100%	Investment holding
Tea Essence	January 9, 2020	Hong Kong	100%	Investment holding
YongJinAn Group	September 19,2024	Hong Kong	100% owned by Tea Essence
Xi’an CMIT	April 9, 2020	Xi’an City, PRC	100%	Investment holding
Xi’an Youpincui	September 8, 2021	Xi’an City, PRC	100%	Investment holding
PRC Subsidiaries:
Tea Essence Tech (HangZhou) Co., Ltd.	October 24, 2024	Hangzhou City,PRC	100%	WFOE, Investment holding
Xi’an App-Chem Bio (Tech)	April 23, 2006	Xi’an City, PRC	71.333% owned by Xi’an CMIT,28.667% owned by Xi’an Youpincui	General administration and sales of the Company’s products to customers
Xi’an YH	September 15, 2009	Xi’an City, PRC	91% owned by Xi’an CMIT, 9% owned by Xi’an App-Chem	Research and development of product
Bon Operating Companies (owned by Xi’an App-Chem)
App-Chem Health	April 17, 2006	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Registered owner of land with an area of 12,904.5 square meters, no other business activities
App-Chem Ag-tech	April 19, 2013	Dali County, PRC	100% owned by Xi’an App-Chem	Product manufacturing
App-Chem Guangzhou	April 27, 2018	Guangzhou City, PRC	100% owned by Xi’an App-Chem	Raw material purchase
Tongchuan DT	May 22, 2017	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Product manufacturing
Xi’an DT	April 24, 2015	Xi’an City, PRC	75% owned by Xi’an App-Chem	Research and development of product
Tianjin YHX	September 16, 2019	Tianjin City, PRC	51% owned by Xi’an App-Chem	Raw material purchase
Bozhou DT	March 9, 2023	Bozhou City, PRC	100% owned by Xi’an App-Chem	Product manufacturing

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities

Bon Natural Life U.S.A.	February 07, 2023	U.S.A.	100%	Investment holding
Tea Essence	January 9, 2020	Hong Kong	100%	Investment holding
YongJinAn Group	September 19,2024	Hong Kong	100% owned by Tea Essence
Xi’an CMIT	April 9, 2020	Xi’an City, PRC	100%	Investment holding
Xi’an Youpincui	September 8, 2021	Xi’an City, PRC	100%	Investment holding
PRC Subsidiaries:
Tea Essence Tech (HangZhou) Co., Ltd.	October 24, 2024	Hangzhou City,PRC	100%	WFOE, Investment holding
Xi’an App- Chem Bio (Tech)	April 23, 2006	Xi’an City, PRC	71.333% owned by Xi’an CMIT,28.667% owned by Xi’an Youpincui	General administration and sales of the Company’s products to customers
Xi’an YH	September 15, 2009	Xi’an City, PRC	91% owned by Xi’an CMIT, 9% owned by Xi’an App-Chem	Research and development of product
Bon Operating Companies (owned by Xi’an App-Chem)
App-Chem Health	April 17, 2006	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Registered owner of land with an area of 12,904.5 square meters, no other business activities
App-Chem Ag-tech	April 19, 2013	Dali County, PRC	100% owned by Xi’an App-Chem	Product manufacturing
App-Chem Guangzhou	April 27, 2018	Guangzhou City, PRC	100% owned by Xi’an App-Chem	Raw material purchase
Tongchuan DT	May 22, 2017	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Product manufacturing
Xi’an DT	April 24, 2015	Xi’an City, PRC	75% owned by Xi’an App-Chem	Research and development of product
Tianjin YHX	September 16, 2019	Tianjin City, PRC	51% owned by Xi’an App-Chem	Raw material purchase
Bozhou DT	March 9, 2023	Bozhou City, PRC	100% owned by Xi’an App-Chem	Product manufacturing

D.	Property, Plants and Equipment

Property, Plants, and Equipment

Our current property and equipment consist of buildings, machinery, vehicles, and construction in progress with a total net book value of $15,005,686 and $15,481,830   as of September 30, 2024 and 2023, respectively. Xi’an App-Chem has two facilities in operation:

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

Yumen Plant

On May 10, 2021, we acquired a land use right of 8.2 acres at cost of $267,000, through a government organized auction bidding in Yumen City, Gansu Province of China. We have the right to use this land for 50 years until May 9, 2071. We have started construction on a new manufacturing facility for raw materials and ingredients on this land. Total budget for construction of this new manufacturing plant is around $5.6 million. The construction of Yumen Project was initially expected to be completed by October 2022. Due to resurgence of the COVID-19 pandemic, which resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines and travel bans, the construction work was not completed as of September 30, 2024, at which date our operating subsidiary Xi`an App-Chem Bio (Tech) Co., Ltd. (“App-Chem”) and its wholly owned subsidiary, Gansu Baimeikang Biotechnology Co., Ltd. (“Baimeikang”) entered into an Asset Selling Agreement (the “Agreement”) with Xinjiang Baixiangquan Aromatic (Tech) Co., Ltd. (“Baixiangquan”). Under the Agreement, App-Chem has agreed to sell all the assets of Baimeikang to Baixiangquan by transferring 100% of the equity interests in Baimeikang to Baixiangquan, which include our Yumen project for RMB 43.3 million. Management expects the remaining required expenditures to be funded through the Company’s operational cash flows and bank borrowings, if necessary.

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

We sell our products to our customers in three broad product categories: fragrance compounds, health supplemental powder drinks and bioactive food ingredients, which accounted for 20.7%, 28.3% and 51.0% of our total revenue for the year ended September 30, 2024, 48.5%, 29.5% and 22.0% of our total revenue for the year ended September 30, 2023, and accounted for 45.8%, 23.9% and 30.3% of our total revenue for the year ended September 30, 2022, respectively.

Sales volumes of our bioactive food ingredients increased by 12.7%  for the year ended September 30, 2024 as compared to the same period of 2023 due to strong customer demand. However, sales volumes of all of our fragrance compounds and health supplemental powder drinks decreased by 73.8%,  and 22.2%,  respectively, for the year ended September 30, 2024 as compared to the same period of 2023 as a result of our change in sales strategy in response to market change.  The total number of customers were 123 and 126 customers for the years ended September 30, 2024 and 2023, respectively, represent a slightly decrease of 1.6% as a result of focusing on larger volume customers during the year. As a result of these change in product mix, change in sales volume, changes in average selling price and exchange rates, our total revenue decreased by 19.2% for the year ended September 30, 2024 as compared to the same period of 2023.

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

Gross Profit

Gross profit is equal to net revenue minus cost of goods sold. Cost of goods sold primarily includes inventory costs (raw materials, labor, packaging cost, depreciation and amortization, third-party products purchase price, freight costs and overhead). Cost of goods sold generally changes as our production costs change, as these are affected by factors including the market price of raw materials, labor productivity, and in changes to the customer and product mix. Our cost of revenues accounted for 70.2%,   70.1% and 68.5% of our total revenue for the fiscal year 2024, 2023 and 2022, respectively.

Our gross margin was 29.8% for the year ended September 30, 2024, a decrease by 0.1% from gross margin of 29.9% for the year ended September 30, 2023 due to changes in product mix and strategy in response to market changes to focus on bioactive food ingredients segment.

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

Our selling expenses primarily include salary and welfare benefit expenses paid to our sales personnel, advertising expenses to increase the awareness of our brand, shipping ad delivery expenses, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses. Our selling expenses accounted for 1.1%, 1.0% and 0.7% of our total revenue for the years ended September 30, 2024, 2023 and 2022, respectively. We expect our selling expenses, including, but not limited to, salaries and advertising expenses, to continue to increase in the foreseeable future, as we plan to put more marketing effort to acquire new client and promote our sales.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses, land and property taxes and professional service expenses. General and administrative expenses were 14.0%, 7.8% and 7.5% of our revenues for the years ended September 30, 2024, 2023 and 2022, respectively. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations. We expect our professional fees for legal, audit, and advisory services to increase as we become a public company since July 2021.

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing of our new products, depreciation, and other miscellaneous expenses. Research and development expenses were 6.8%, 1.0% and 1.4% of our revenues for the years ended September 30, 2024, 2023 and 2022, respectively. We expect our research and development expenses, including, but not limited to, salaries and material expenses, to continue to increase in the foreseeable future, as we plan to develop new products and improving our production process.

Comparison of Results of Operations for the Years Ended September 30, 2024 and 2023

The following table summarizes the results of our operations during the fiscal years ended September 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended September 30,
	2024		2023		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%

REVENUE	$23,844,556	100.0%	$29,522,353	100.0%	(5,677,797)	(19.2)%
COST OF REVENUE	(16,734,547)	70.2%	(20,682,326)	70.1%	(3,947,779)	(19.1)%
GROSS PROFIT	7,110,009	29.8%	8,840,027	29.9%	(1,730,018)	(19.6)%

OPERATING EXPENSES
Selling expenses	270,579	1.1%	293,719	1.0%	(23,140)	(7.9)%
General and administrative expenses	3,345,240	14.0%	2,311,378	7.8%	1,033,862	44.7%
Research and development expenses	1,620,656	6.8%	298,469	1.0%	1,322,187	443.0%
Total operating expenses	5,236,475	21.9%	2,903,566	9.8%	2,332,909	80.3%

INCOME FROM OPERATIONS	1,873,534	7.9%	5,936,461	20.1%	(4,062,927)	(68.4)%

OTHER INCOME (EXPENSE)
Interest expense, net	(302,862)	(1.3)%	(228,754)	(0.8)%	74,108	32.4%
Other expenses, net	(854,733)	(3.6)%	(134,840)	(0.5)%	719,893	533.9%
Total other income (expenses), net	(1,157,595)	(4.9)%	(363,594)	(1.2)%	794,001	218.4%

INCOME BEFORE INCOME TAX PROVISION	715,939	3.0%	5,572,867	18.9%	(4,856,928)	(87.2)%

PROVISION FOR INCOME TAXES	351,179	1.5%	1,002,298	3.4%	(651,119)	(65.0)%

NET INCOME FROM CONTINUING OPERATIONS	364,760	1.5%	4,570,569	15.5%	(4,205,809)	(92.0)%
NET LOSS FROM HELD FOR SALE	(19,512)	(0.1)%	(17,887)	(0.1)%	1,625	9.1%

NET INCOME	$345,248	1.4%	$4,552,682	15.4%	(4,207,434)	(92.4)%

Revenues

We currently produce our products for our customers in three broad product categories: fragrance compounds, health supplemental (powder drinks) and bioactive food ingredients.

Total revenues were $23,844,556 in fiscal year 2024, a decrease of $5,677,797, or approximately 19.2% as compared to $29,522,353 in fiscal year 2023. Specifically, the decrease in revenues was primarily attributable to (i) a decrease in sales volume of fragrance compound and health supplemental powder drinks, which decreased by 73.8% and 22.2%, respectively from fiscal year 2023 to fiscal year 2024. The decrease in sales volume for these products was largely due to reduced market demand and a strategic shift in our sales focus on bioactive food ingredients, which we prioritized the promotion and sales and recorded an 8.0% increase in sales volume during the same period; (ii) We sold our products to 123 and 126 customers in fiscal year 2024 and 2023, respectively, representing a decrease of 17.3%. In terms of purchase order size, average purchase order by our customers decreased by 17.3% from approximately $193,858 per customer in fiscal year 2024 to approximately $234,304 per customer in fiscal year 2023.

The following table summarizes the breakdown of revenues by categories for the periods indicated.

	Revenues
	For the Years Ended September 30,
	2024		2023		Change	Change
	Amount	%	Amount	%	Amount	%

Fragrance compounds	$4,944,475	20.7%	$14,315,810	48.5%	(9,371,335)	(65.5)%
Health supplements (powder drinks)	6,740,630	28.3%	8,704,468	29.5%	(1,963,838)	(22.6)%
Bioactive food ingredients	12,159,451	51.0%	6,502,075	22.0%	5,657,376	87.0%
Total Revenue	$23,844,556	100.0%	$29,522,353	100.0%	(5,677,797)	(19.2)%

Revenues from sales of our fragrance compound products

Our fragrance compound products primarily include natural compounds extracted from plants for cosmetic applications, such as sclareolide and ambroxide, a sustainable replacement to ambergris, a secretion by sperm whales.

Revenues from sales of our fragrance compound products decreased by 65.5% or $9,371,335 to $4,944,475 in fiscal year 2024 from $14,315,810 in the same period of 2023. This decrease was mainly attributable to the significant decrease in sales volume, which decreased to 14,420 kg in fiscal year 2024 from 55,038 kg in fiscal year 2023, a decrease of 40,618 kg, or 73.8%. The drop in market demand for fragrance compound products was the primary factor contributing to this decline, reflecting changes in customers preferences, economic conditions, or competitive pressures within the industry. Despite the volume decline, the average selling price of our fragrance compound products increased by 31.8% in fiscal year 2024 compared to fiscal year 2023. This increase was largely attributable to a shift in customer purchasing behavior, as customers gravitated toward higher-priced products. This trend in pricing partially mitigated the impact of reduced sales volume on overall revenue.

Revenues from sales of our health supplement (powder drinks) products

Our health supplement (powder drinks) products primarily include Prebiotics series with benefits such as intestine rejuvenation and probiotic proliferation acceleration.

Revenues from sales of health supplement (powder drinks) products decreased by 22.6  % or $1,963,838 to $6,740,630 in fiscal year 2024 from $8,704,468 in the same period of 2023. This decrease was mainly attributable to a 22.2% decrease in sales volume from 375,035 cases sold in fiscal year 2023 to 291,866 cases sold in the same period of 2023. The drop in sales volume reflects a decline in customer demand, likely influenced by shifting consumer preferences and changing market conditions. The decrease in revenue was also affected by our strategic decision to reallocate sales efforts and resources to focus on bioactive food ingredient segments.

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

Revenues from sales of our bioactive food ingredient products increased by 87.0% or $5,657,376 to $12,159,451 in fiscal year 2024 from $6,502,075 in the same period of 2023. The increase was mainly attributable to an increase in sales volume from 325,384 kg in fiscal year 2023 to 351,300 kg in fiscal year 2024, representing a 8% or 25,916 kg increase. The sales volume growth reflects strong market demand for our bioactive food ingredients, particularly in products emphasizing health and wellness. Additionally, the average selling price for these products increased by 73.2% from fiscal year 2023 to fiscal year 2024. This significant rise in pricing was largely a result of our strategic shift toward a premium product mix, focusing on high-value offerings such as apple polyphenol.

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

Our cost of revenues decreased by $3,947,779, or 19.1%, from $16,734,547 in fiscal year 2024 to $20,682,326 in the same period of 2023. The decrease in our cost of revenues was mainly attributable to the following: (i) a decrease of 73.8.%, and 22.2% in the sales volume of our fragrance compound products and health supplement products, respectively (ii) partially offset by the increase of unit cost in our fragrance compound products and bioactive food ingredients products, which increased by 27.6% and 85.5%, respectively in fiscal year 2024 as compared to fiscal year 2023.

	For the Years Ended September 30,
	2024	2023	Change
	Amount	Amount	Amount	%

Cost of revenues – Fragrance compound products	$3,373,097	$10,087,289	(6,714,192)	(66.6)%
Cost of revenues – Health supplement (powder drinks)	4,609,950	6,223,508	(1,613,558)	(25.9)%
Cost of revenues – Bioactive food ingredients	8,751,550	4,371,529	4,379,971	100.2%
Total cost of revenues	$16,734,547	$20,682,326	(3,947,779)	(19.1)%

Cost of Revenues from sales of our fragrance compound products

The 66.6% decrease in cost of revenues for our fragrance compound products from $10,087,289 in fiscal year 2023 to $3,373,097 in the same period of 2024, mainly attributable to the following: (i) a decrease in sales order by 73.8% from 55,038 kg sold in fiscal year 2022 to 14,420 kg sold in the same period of 2024, as a result of a reduced market demand and shifting of customer preferences ; (ii) the decrease was partially offset by the increase in average selling price, which increased by 31.8% in fiscal year 2024 as compared to fiscal year 2023, as a shift in customer preferences in higher-value products.

Cost of Revenues from sales of our health supplement (powder drinks) products

The 25.9% decrease in cost of revenues for our health supplement (powder drinks) products from $6,223,508 in fiscal year 2023 to $4,609,950 in the same period of 2024, mainly attributable to the following: (i) a decrease of 22.2% in sales volume from 375,035 cases sold in fiscal year 2023 to 291,866 cases sold in the same period of 2024 due to the changing consumer preferences and market dynamics that impacted overall sales. (ii) the weighted average unit cost for this product category also had a slightly decrease of 4.8%, primarily due to lower overhead costs being allocated to these products as sales volume decreased.

Cost of Revenues from sales of our bioactive food ingredient products

The 100.2% increase in cost of revenues for our bioactive food ingredient products from $4,371,529 in fiscal year 2023 to $8,751,500 in the same period of 2024, which was mainly attributable to the following: (i) a 8.0% increase sales volume, which increased by from 325,384 kg sold in fiscal year 2023 to 351,300 kg sold in the same period of 2024. The volume growth reflects strong market demand for our bioactive food ingredients, particularly in sectors emphasizing health and wellness (ii) the increase in weighted average selling price, which increase by 73.2% in fiscal year 2024 as compared to fiscal year 2023, mainly attributable to our strategic shift toward a premium product mix, focusing on high-value offerings such as apple polyphenol (iii) during fiscal year 2024, we strategically pivoted our sales focus towards high-value bioactive food ingredient products as a response to declining markets for fragrance compound products and health supplement (powder drinks) products.

Gross Profit

	For the Years Ended September 30,
	2024	2023	Change
	Amount	Amount	Amount	%

Gross Profit – Fragrance compound products	$1,571,378	$4,230,768	$(2,659,390)	(62.9)%
Gross Profit – Health supplement (powder drinks)	2,130,679	2,480,960	(350,281)	(14.1)%
Gross Profit – Bioactive food ingredients	3,407,951	2,130,546	1,277,405	60.0%
Total Gross Profit	$7,110,008	$8,842,274	$(1,732,266)	(19.6)%
Gross Profit Margin	29.8%	29.9%		(0.1)%

Our gross profit in fiscal year 2024 decreased by $1,732,266, or 19.6%, to $7,110,008, from $8,842,274 in the same period of 2023. Our gross margin decreased slightly by 0.1% from 29.9% in fiscal year 2023 to 29.8% in the same period of 2024. The decrease in gross profit was due to (i) an decrease of 73.8% in sales volume of fragrance compound products and 22.2% in sales volume of health supplement (powder drinks) products as discussed above; (ii) gross profit margin of our bioactive food ingredient, which decreased by 4.7% due to the increase in acost of revenue as discussed above.

Gross profit from sales of our fragrance compound products

Gross profit of our fragrance compound products decreased by $2,659,390 or 62.9% from $4,230,768 in fiscal year 2023 to $1,571,378 in the same period of 2024. The decrease was primarily attributable to (i) an decrease of 22.2% in sales volume from 375,035 cases sold in fiscal year 2023 to 291,866 cases sold in the same period of 2024 (ii) the decrease was partially offset by the increase in average selling price, which increased by 31.8% in fiscal year 2024 as compared to fiscal year 2023. As a result of the above, gross margin for our fragrance compound products increased slightly by 2.2% from 29.5% in fiscal year 2023, to 31.8% in the same period of 2024.

Gross profit from sales of our health supplement (powder drinks) products

Gross profit of our health supplement (powder drinks) products decreased by $350,281 or 14.1% from $2,480,960 in fiscal year 2023, to $2,130,679 in the same period of 2024. The decrease was primarily attributable to (i) a decrease of 22.2% in sales volume from 375,035 cases sold in fiscal year 2023 to 291,866 cases sold in the same period of 2024 (ii) the weighted average unit cost decrease by 4.8% from fiscal year 2023 to fiscal year 2024. As a result of the above, gross margin for our health supplement (powder drinks) products increased by 3.1% from 28.5% in fiscal year 2023, to31.6% in the same period of 2024.

Gross profit from sales of our bioactive food ingredient products

Gross profit of our bioactive food ingredient products increased by $1,277,405 or 60.0%, from $2,130,546 in fiscal year 2023, to $3,407,951 in fiscal year 2024. This increase was primarily due to (i) a 8.0% increase sales volume, which increased by from 325,384 kg sold in fiscal year 2023 to 351,300 kg sold in the same period of 2024 (ii) the increase in weighted average selling price, which increase by 73.2% in fiscal year 2024 as compared to fiscal year 2023, mainly attributable to our strategic shift toward a premium product mix, focusing on high-value offerings such as apple polyphenol. As a result of the above, gross margin for our bioactive food ingredient products decreased by 4.7% from32.8% in fiscal year 2023, to28.0% in the same period of 2024.

Selling expenses

	For the Years Ended September 30,		Change
(in US dollars, except percentage)	2024	2023	Amount	%
Selling Expenses	$270,579	$293,719	(23,140)	(7.9)%
as a percentage of revenues	1.1%	1.0%		0.1%

Selling expenses decreased by $23,140, or 7.9%, from $293,719 in fiscal year 2023, to $270,579 in the same period of 2024, mainly attributable to (i) a decrease of $10,658 in delivery expense as we reduced shipments of samples and marketing materials during fiscal year 2024 (ii) a decrease of $12,341 in salaries and social benefits as overall compensation decreased for the sales staff (iii) a decrease of $7,716 in insurance expenses driven by the decision to discontinue providing shipping insurance for customers. (iv) the decrease was offset by the increase of $7,076 in business travelling expenses, due to the increase efforts to support sales activities and customer engagement.

General and administrative expenses

	For the Years Ended September 30,		Change
(in US dollars, except percentage)	2024	2023	Amount	%
General and Administrative Expenses	$3,345,240	$2,311,378	1,033,862	44.7%
as a percentage of revenues	14.0%	7.8%		6.2%

General and administrative expenses increased by $1,033,862, or 44.7%, from $2,311,378 in fiscal year 2023, to $3,345,240 in the same period of 2024, mainly attributable to (i) an increase of $441,179 professional service fees such as legal consulting expense, financial consultant and etc., due to the engagement of more third-party consultants to support business operations and strategic initiatives during fiscal year 2024. (ii) an increase of $80,561 in business and travelling expenses, due to the increase effort to develop business (iii) the increase was offset by the decrease of $22,927 in salaries and social benefits as the overall compensation decreased.

Research and development (“R&D”) expenses

	For the Years Ended September 30,		Change
(in US dollars, except percentage)	2024	2023	Amount	%
Research and Development Expenses	$1,620,656	298,469	1,322,187	443.0%
as a percentage of revenues	6.8%	1.0%		5.8%

Research and development expenses increased by $1,322,187, or approximately 443.0%, from $298,469 in fiscal year 2023, to $1,620,656 in the same period of 2024. The increase was mainly due to (i) the increase of $1,322,677 in outsourced R&D expenses, which was primarily attributable to investments in two ongoing technology development projects as we focus on leveraging external expertise to accelerate innovation (ii) an increase of $30,994 in salaries and social benefits as overall compensation increased iii) the increase is offset by a decrease of $55,230 in material used for R&D activities, indicating our shift toward outsource R&D projects that requiring less material input.

Other income (expenses)

Other income (expenses) primarily includes interest income generated from our bank deposits, interest expenses incurred on our borrowings from various banks and financial institutions, government subsidy income, rental income, allowance of aqusition deposit, income from technology transfer, unrealized foreign currency exchange gain due to our export sales, and investment income of short-term investment.

	For the Years Ended September 30,		Change
(in US dollars, except percentage)	2024	2023	Amount	%
Interest expense, net	(302,863)	$(228,755)	74,108	32.4%
Foreign currency exchange gain (loss)	(847)	35,008	(35,855)	(102.4)%
Other income, net
-Government grants	63,450	25,415	(38,035)	149.7%
-Others expenses	(917,336)	(195,263)	722,073	369.8%

Interest expense, net, increased by $74,108, or approximately 32.4% in fiscal year 2024 as compared to 2023, mainly attributable to increased average loan balances we carried during fiscal year 2024 compared to the same period of 2023.

Government subsidy income primarily relate to local government’s cash award to HNTEs based on their financial performance to promote entrepreneurship and stimulate local economies. In fiscal year 2024, we received $63,450 grants from the local government, compared to $25,415 that received in fiscal year 2023.

Other expenses were $917,336 for the fiscal year ended 2024, compared to $195,263 for the fiscal year ended 2023, representing an increase of $722,073, or 369.8%. The significant increase was primarily attributed to a $1 million provision for an acquisition deposit recorded during fiscal year 2024, due to the uncertainties surrounding the recovery of the deposit.

The overall changes in our other income (expenses) reflected the above major factors.

Provision for Income Taxes

Our provision for income taxes was $351,179 during fiscal year 2024, a decrease of $651,119, or 65.0% from $1,002,298 in the same period of 2023 due to our decreased taxable income. Under the EIT Law, domestic enterprises and FIEs are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT grants preferential tax treatment to “HNTEs”. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. The impact of the tax holidays noted above decreased foreign taxes by $234,101 and $667,258 for the years ended September 30, 2024 and 20223, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.10 and $1.5 for the years ended September 30, 2024 and 2023, respectively.

Net income

As a result of the foregoing, our net income decreased to $345,248 in fiscal year 2024 from $4,552,682 in fiscal year 2023.

Comparison of Results of Operations for the Years Ended September 30, 2023 and 2022

The following table summarizes the results of our operations during the fiscal years ended September 30, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended September 30,
	2023		2022		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%

REVENUE	$29,522,353	100.0%	$29,908,561	100.0%	(386,208)	(1.3)%
COST OF REVENUE	20,682,326	70.1%	20,484,996	68.5%	197,330	1.0%
GROSS PROFIT	8,840,027	29.9%	9,423,565	31.5%	(583,538)	(6.2)%

OPERATING EXPENSES
Selling expenses	293,719	1.0%	218,822	0.7%	74,897	34.2%
General and administrative expenses	2,311,378	7.8%	2,180, 478	7.3%	130,900	6.0%
Research and development expenses	298,469	1.0%	424,558	1.4%	(126,089)	(29.7)%
Total operating expenses	2,903, 566	9.8%	2,823, 858	9.4%	79,708	2.8%

INCOME FROM OPERATIONS	5,936, 461	20.1%	6,599, 707	22.1%	(663,246)	(10.0)%

OTHER INCOME (EXPENSE)
Interest expense, net	(228,754)	(0.8)%	(445,438)	(1.5)%	(216,684)	(48.6)%
Other income, net	(134,840)	(0.5)%	1,414,723	4.7%	(1,549,563)	(109.5)%
Total other income (expenses), net	(363,594)	(1.2)%	969, 285	3.2%	(1,332,879)	(137.5)%

INCOME BEFORE INCOME TAX PROVISION	5,572,867	18.9%	7,568 ,992	25.3%	(1,996,125)	(26.4)%

PROVISION FOR INCOME TAXES	1,002,298	3.4%	1,267,025	4.2%	(264,727)	(20.9)%

NET INCOME FROM CONTINUING OPERATIONS	4,570,569	15.5%	6,301,967	21.1%	(1,731,398)	(27.5)%
NET LOSS FROM HELD FOR SALE	(17,887)	(0.1)%	(59,543)	(0.2)%	(41,656)	(70.0)%

NET INCOME	$4,552,682	15.4%	$6,242,424	20.9%	(1,689,742)	(27.1)%

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

The following table summarizes the breakdown of revenues by categories for the periods indicated.

	Revenues
	For the Years Ended September 30,
	2023		2022		Change	Change
	Amount	%	Amount	%	Amount	%

Fragrance compounds	$14,315,810	48.5%	$13,710,556	45.8%	605,254	4.4%
Health supplements (powder drinks)	8,704,468	29.5%	7,145,708	23.9%	1,558,760	21.8%
Bioactive food ingredients	6,502,075	22.0%	9,052,297	30.3%	(2,550,222)	(28.2)%
Total Revenue	$29,522,353	100%	$29,908,561	100.0%	(386,208)	(1.3)%

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

Our cost of revenues increased by $197,  330, or 1.0%, from $20,484,996 in fiscal year 2022 to $20,688,326   in the same period of 2023. The increase in our cost of revenues was mainly attributable to the following: (i) an increase of 43.8%, 31.1%, and 110.7% in the sales volume of our fragrance compound products, health supplement products and bioactive food ingredients products, respectively (ii) partially offset by the decrease of unit cost in our fragrance compound products and bioactive food ingredients products, which decreased by 24.1% and 60.5%, respectively in fiscal year 2023 as compared to fiscal year 2022.

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

Cost of Revenues from sales of our fragrance compound products

The 1.3%   increase in cost of revenues for our fragrance compound products from $9,954,572 in fiscal year 2022 to $10,087,289 in the same period of 2023 was mainly attributable to the following: (i) an increase in average purchase order by our customers by 43.8% from 38,284 kilograms sold in fiscal year 2022 to 55,038 kilograms sold in the same period of 2023, mainly attributable to our offering of low-price products; (ii) the increase was partially offset by the decrease in average unit cost, which decreased by 24.1% in fiscal year 2023 as compared to fiscal year 2022.

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

Cost of Revenues from sales of our bioactive food ingredient products

The 22.7% decrease in cost of revenues for our bioactive food ingredient products from $5,656,015 in fiscal year 2022 to $4,371,529   in the same period of 2023, which was mainly attributable to the following: (i) a 60.5% decrease in weighted average unit cost of our bioactive ingredient products in fiscal year 2023 as compared to fiscal year 2022, mainly attributable to our increased sales in apple juice extracts with lower unit cost (ii) the decrease is offset by the increase in sales volume, which increased by 110.7% from 154,464 kilograms in fiscal year 2022 to 325,384 kilograms in the same period of 2023.

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

Selling expenses increased by $74,898, or 3.4%, from $218,822 in fiscal year 2022, to $293,719   in the same period of 2023, mainly attributable to (i) an increase of $41,266 in delivery expense as we shipped more samples and marketing material during fiscal year 2023 (ii) an increase of $57,537 in salaries and social benefits as overall compensation increased for the sales staff. (iii) the increase was offset by the decrease of $34,062 in advertising expenses as we changed our marketing strategy by attending less trade show.

General and administrative expenses

	For the Years Ended September 30,		Change
(in US dollars, except percentage)	2023	2022	Amount	%
General and Administrative Expenses	$2,311,378	$2180,478	130,900	6.0%
as a percentage of revenues	7.9	7.5%		0.4%

General and administrative expenses increased by $130,900, or 6.0%, from $2,180,478 in fiscal year 2022 to $2,311,378 in the same period of 2023  , mainly attributable to (i) an increase of $71,890 in salaries and social benefits as the overall compensation increased (ii) an increase of $173,242 professional service fees such as legal consulting expense, financial consultant and etc. (iii) the increase is offset by a decreased of $40,016 stock options granted to independent directors and stock option expense in fiscal year 2023 compared to the same period of 2022.

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

	For the Years Ended September 30,		Change
(in US dollars, except percentage)	2023	2022	Amount	%
Interest expense, net	(228,754)	$(445,438)	(216,687)	(48.6)%
Foreign currency exchange gain (loss)	35,008	18,831	16,177	85.9%
Other income, net
-Government grants	25,415	1,306,627	(1,281,212)	(98.1)%
-Others	(195,279)	68,922	(264,201)	(383.3)%
-Investment income	-	$20,343	$(20,343)	(100.0)%

Interest expense, net, decreased by $216,687, or approximately 48.6% in fiscal year 2023 as compared to 2022, mainly attributable to decreased average loan balances we carried during fiscal year 2023 compared to the same period of 2022.

Government subsidy income primarily relate to local government’s cash award to HNTEs based on their financial performance to promote entrepreneurship and stimulate local economies. Such awards are granted on a case-by-case basis by various local governments. Our subsidiary, Xi’an App-chem was approved as a HNTE and received government subsidy in the form of an export sales refund and cash awards based on our annual financial performance. We recognize government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received in the form of a grant and recognized as other operating income totaled $25,415   and $1,306,627 during fiscal year 2023 and 2022, respectively.

Investment income related to income generated by our short-term investments, amounted to Nil and $23,343   during fiscal year 2023 and 2022, respectively.

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

Net income

As a result of the foregoing, our net income decreased to $4,552,682 in fiscal year 2023 from $6,242,424 in fiscal year 2022.

B.	Liquidity and Capital Resources

As of September 30, 2024, we had unpaid tax liabilities of approximately $3.7 million, which are expected to be settled with local tax authorities within one year. As a result, there is a possibility that our revenue and cash flows may underperform in the next 12 months.

In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. In June 2021, we closed the initial public offering and received net proceeds of approximately $11.3 million. In January 2023, we closed a private offering of ordinary shares and received subscription proceeds of $2.2 million. In May 2024, we closed a private offering of ordinary shares and received subscription proceeds of $5.6 million.

As of September 30, 2024, we had cash on hand of $80,466 and working capital of $23.3 million. For the year ended September 30, 2024, the Company had approximately $0.3 million net income.

As of September 30, 2024, we had outstanding bank loans of approximately $7.1 million from several PRC banks (including short-term bank loans of $5.7 million, current portion of long-term bank loans of approximately $0.5 million and long-term loan of $0.9 million). Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and our good credit history.

Based on the current operating plan, management believes that the above-mentioned measures, including cash on hand of $80,466 and $5.6 million proceeds from our private offering of ordinary shares in May 2024, collectively will provide sufficient liquidity for us to settle the tax liabilities with local government, to meet our future liquidity for at least 12 months from the date our consolidated financial statements for the year ended September 30, 2024 are issued.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended September 30,
	2024	2023	2022
Net cash used in operating activities	(7,722,796)	$(651,912)	$(187,121)
Net cash used in investing activities	(15,727)	(1,185,665)	(3,055,651)
Net cash provided by financing activities	8,755,113	1,155,247	2,261,516
Effect of exchange rate change on cash	(470,731)	(45,780)	(81,750)
Net (decrease) increase in cash	545,859	(728,110)	(1,063,006)
Cash and restricted cash, beginning of year	112,751	840,861	1,903,867
Cash and restricted cash, end of year	658,610	$112,751	$840,861

Cash flows from operating activities

Net cash used in operating activities during the year ended September 30, 2024 was $7,772,796, primarily attributable to net income of $345,248 for the year ended September 30, 2024, an allowance of doubtful accounts of $1,000,000 primarily due to the credit risk associated with the recovery of our acquisition deposit, a share-based compensation of $1,319,840 primiary due to the increase consultants that were engaged during the fiscal year 2024, an increase of $6,814,746 account receivable due to increased customers payment period during the fiscal year 2024, an increased of $5,586,209 in advance to suppliers primarily due to increased payment to secure raw material in the fiscal year 2024, and increase in prepaid expenses and other current assets of $7,400,216.

Net cash used in operating activities during the year ended September 30, 2023 was $651,912, primarily attributable to net income of $4,552,682 for the year ended September 30, 2023, our taxes payable increased by $1,561,946 primarily due to increased sales in the year ended September 30, 2023, an decrease of $2,081,376 account receivable due to increased account receivable settlement during the year ended September 30, 2023, and increase in advance to suppliers of $4,563,347   due to the advance payment to our suppliers and contractors.

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

Cash flows from investing activities

Net cash used in investing activities during the year ended September 30, 2024 was $15,727 which was primarily attributable to the purchase of property and equipment of $15,792 during the fiscal year 2024.

Net cash used in investing activities during the year ended September 30, 2023 was $1,185,665 which was primarily attributable to the purchase of intangible assets during the year ended September 30, 2023 of $669,190. .

Net cash used in investing activities during the year ended September 30, 2022 was $3,055,651 which was primarily attributable to (i) capital expenditure on construction-in-progress in the amount of $2,040,639. As of September 30, 2022, we had two CIP projects associated with construction of new manufacturing facilities in Tongchuan and Yumen City, respectively. Our future minimum capital expenditures on these two CIP projects are estimated to be $728,470, among which $196,809 is required for the next 12 months; (2) purchase of short-term investments in the amount of $5,097,816 because we purchased wealth management financial products from PRC banks to earn investment income and (iii) partially offset by proceeds upon redemption of short-term investments in the amount of $6,776,385.

Cash flows from financing activities

Net cash provided by financing activities for the year ended September 30, 2024 was $8,755,113, primarily include net proceeds from issuance of our ordinary shares from private placement of $5,600,000, proceeds from short-term loans of $4,308,260, proceeds from long-term loans of $694,030, offset by repayment of long-term loans of $451,269, and repayment of short-term loans of $1,510,029.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended September 30, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As of September 30, 2024 and 2023, there were no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

As of September 30, 2024, we had the following contractual obligations:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(1) Debt Obligations	7,151,319	6,181,258	970,061	-	-
(2) Lease Obligations	148,904	148,904	-	-	-
Total	7,300,223	6,330,162	970,061	-	-

(1) As of September 30, 2024, we had total $7.1 short-term and long-term borrowings from several PRC banks and financing institutions (including short-term loans of $5.7 million, current portion of long-term loans of $0.5 million and long-term loans of $0.9 million) (see Footnote 11 – Debt, for details).

(2) The operating lease include our factory space in Dali and office space in Xi’an.

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

Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. We determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the collection is not probable, Nil, Nil and Nil uncollectable account receivable was written-off during the years ended September 30, 2024, 2023 and 2022, respectively. Allowance for uncollectable balances amounted to $13,520 and $13,004 as of September 30, 2023 and 2022, respectively.

Inventories, net

Inventories are stated at net realizable value using weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. We evaluate inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging, expiration dates, as applicable, taking into consideration historical and expected future product sales. We recorded inventory reserve of $59,327 and $1,079 as of September 30, 2024 and 2023, respectively.

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

Contract Assets and Liabilities

Payment terms are established on our pre-established credit requirements based upon an evaluation of customers’ credit. Contract assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing when an order is placed and when shipment or delivery occurs. As of September 30, 2024 and 2023, other than accounts receivable and advances from customers, we had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

We disaggregate our revenue from contracts by product types, as we believe it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The summary of our total revenues by product categories for the years ended September 30, 2024, 2023 and 2022 was as follows:

Revenue by region

The summary of our total revenues by region for the years ended September 30, 2024, 2023 and 2022 was as follows:

	For Years ended September 30,
	2024	2023	2022
PRC	$23,542,870	$28,971,115	$28,756,333
Overseas	301,686	551,238	1,152,228
Total revenue	$23,844,556	$29,522,353	$29,908,561

Revenue by product categories

The summary of our total revenues by product categories for the years ended September 30, 2024, 2023 and 2022 was as follows:

	For Years ended September 30,
	2024	2023	2022
Fragrance compounds	$4,944,475	$14,315,810	$13,710,556
Health supplements (solid drinks)	6,740,630	8,704,468	7,145,708
Bioactive food ingredients	12,159,451	6,502,075	9,052,297
Total revenue	$23,844,556	$29,522,353	$29,908,561

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of September 30, 2024, we had income tax payable of $1,689,296, primarily related to the unpaid income tax in China.

Our operating subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the years ended September 30, 2024, 2023 and 2022. As of September 30, 2024 and 2023, all of the tax returns of our PRC subsidiary remain open for statutory examination by PRC tax authorities.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The FASB is issuing the amendments to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The FASB decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

In July 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

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

Although the Board of Directors and management team for Bon Natural Life Limited has been recently constituted, each of our executive officers has been serving in an equivalent position with Xi’an App-Chem for some time as indicated in the footnotes to the table below. Our executive officers and directors and their ages as of the date of this Annual Report are as follows:

Name	Age	Date Joined Bon Natural Life	Position(s) and Office(s) Held
Yongwei Hu	52	June, 2020(1)	Chief Executive Officer, Director, and Chairman
Wallace Lee	45	April, 2023	Chief Financial Officer
Yingchun Xue	50	June, 2020(2)	Chief Operating Officer
Wenjuan Chen	44	June, 2020(3)	Chief Marketing Officer
Jianli Liu	64	June, 2020(4)	Chief Technology Officer and Chief Scientist
Jianjun Gao	53	August, 2023	Director
Jing Chen	58	October, 2023	Director
Zhixiang Gao	53	October, 2023	Director
Jing Liu	46	October 2024	Director

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

Jing Liu has served as the member of our Board of Directors since October 28, 2024. Since July 2004, Ms. Liu has been serving as a lecturer and engaging in teaching and scientific research in chemical engineering at Xi’an University of Science and Technology, Shaanxi, China. Ms. Liu has authored three academic papers and secured three patents.

Ms. Liu received a Bachelor’s degree in Chemical Technology in July 2001, a Master’s degree in Mineral Processing Engineering in July 2004, and a Doctoral degree in Mining Engineering in July 2017, all from Xi’an Science and Technology Institute, Shaanxi, China.

B.	Compensation

Set forth below is the compensation paid during the fiscal year ended September 30, 2024 for each of our executive officers and directors. The figures below represent the compensation paid by Xi’an App-Chem:

Name	2024 Compensation
Yongwei Hu	US$25,016
Wallace Lee	US$50,400
Yingchun Xue	US$15,416
Wenjuan Chen	US$15,076
Jianli Liu	US$-
Jianjun Gao	US$5,000
Jing Chen	US$7,500
Zhixiang Gao	US$3,470
Jing Liu	US$-

C.	Board Practices

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

Jing Liu serves under a Director Service Agreement dated October 28, 2024 (the “Agreement”). Under the Agreement, Ms. Liu receives stock options having a value of $12,000, to be determined by reference to the closing price of Company’s stock on October 25, 2024. The term of this Agreement is one year. Upon expiration of this Agreement, Agreement renewal should be based on negotiations between the Company and director.

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

As of September 30, 2024, we had a total of 97 full time employees, of which 51 are in production, 5 are in quality control, 16 are in R&D, 15 are in sales and marketing, 6 are in finance and accounting, and 4 are in office and administration. We do not have any part time employees.

E.	Share Ownership

The following table sets forth, as of the date of this Annual Report, the beneficial ownership of our ordinary shares by each executive officer and director, by each person known by us to beneficially own more than 5% of our ordinary shares and by the executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 3,970,558   shares of ordinary shares issued and outstanding.

Title of class	Name of beneficial owner	Amount of beneficial ownership		Percent of beneficial ownership
Current Executive Officers and Directors
Ordinary Shares	Yongwei Hu	2,004,427		50.48%
Ordinary Shares	Wallace Lee	-		-%
Ordinary Shares	Yingchun Xue(1) (2)	3,000 (1)		0.08%
Ordinary Shares	Wenjuan Chen(1)	2,000 (1)		0.05%
Ordinary Shares	Jianli Liu(3)	13,707 (3)		0.35%
Ordinary Shares	Jianjun Gao	-	(5)	-%
Ordinary Shares	Jing Chen	-	(6)	-%
Ordinary Shares	Zhixiang Gao	-	(7)	-%
Total of All Current Officers and Directors:		2,023,134		50.96%

≥ 5% Beneficial Owners
Ordinary Shares	Hong Kong Gazelle Limited(4)	376,354		9.48%

1)	Represents proportional beneficial ownership of shares held in Lavender Oil Limited, a company in which Yingchun Xue, our COO, Wenjuan Chen, our CMO, and Zhenzhao Li, our former CFO, are shareholders and hold the shares through their proportional ownership of Lavender Oil Limited.

(2)	Represents options to purchase ordinary shares of the Company, par value $0.001 per share, at an exercise price of $0.10 per share. The stock options issued to the Director shall have a value of $12,000, to be determined by reference to the closing price of Company’s stock on August 3, 2023.

(3)	Represents proportional beneficial ownership of shares held in Hawthorn Fruit Limited, a company in which Jianli Liu is a shareholder and holds the shares through his proportional ownership of Hawthorn Fruit Limited.

(4)	Hong Kong Gazelle Limited is a company limited by shares incorporated under the laws of Hong Kong. The person having voting, dispositive or investment powers over Hong Kong Gazelle Limited is Hao Qu; accordingly, Hao Qu is deemed to control Hong Kong Gazelle Limited.

(5)	Represents options to purchase ordinary shares of the Company, par value $0.001 per share, at an exercise price of $0.10 per share. The stock options issued to the Director shall have a value of $12,000, to be determined by reference to the closing price of Company’s stock on August 3, 2023.

(6)	Represents options to purchase ordinary shares of the Company, par value $0.001 per share, at an exercise price of $0.10 per share. The stock options issued to the Director shall have a value of $12,000, to be determined by reference to the closing price of Company’s stock on October 3, 2023.

(7)	Represents options to purchase ordinary shares of the Company, par value $0.001 per share, at an exercise price of $0.10 per share. The stock options issued to the Director shall have a value of $12,000, to be determined by reference to the closing price of Company’s stock on October 3, 2023.

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

Except as set forth below, during our preceding three financial years up to the date of this Annual Report, there have been no transactions or loans between the company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence:

(a) Due to related parties

	Related party relationship	September 30, 2024	September 30, 2023

Wenhu Guo	Senior Management of the Company	$11,543	$6,168
Yongwei Hu	Chief Executive Officer and Controlling shareholder of the Company	81,089	3,392
Jing Liu	Wife of the controlling shareholder	-	18,925
Sheying Wang	Senior Management of the Company	145,634	3,016
Yuantao Wang	49% shareholder of Tianjin YHX	18,105	23,650
Shujie Mou	Senior Management of Tianiin YHX	-	28,229
Shaanxi Meishengyuan Biotechnology Co., Ltd	Mr Hu, the Chief Executive Officer and Controlling shareholder of the Company, is also the majority shareholder and director of this company	43
Total due to related parties		$256,414	$83,380

As of September 30, 2024 and 2023, the balance of due to related parties was comprised of the Company’s borrowings from related parties and was used for working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand.

(b) Due from related parties

	Related party relationship	September 30, 2024	September 30, 2023

Wenjuan Chen	Senior Management of the Company	$4,700	$8,358
Lu Jiang	Employee of the Company	768	53
Jing Liu	Wife of the controlling shareholder	7,709	-
Wenhu Guo	Senior Management of the Company	10,544	-
Shujie Mou	Senior Management of Tianiin YHX	2,953	-
Shaanxi Kangdi Health Technology Co., LTD	25% shareholder of Xi’an Shanfang	6,555	-

Total due from related parties		$33,228	$8,411

As of September 30, 2024 and 2023, the balance of due from related parties was mainly comprised of advance to the employees for business purposes.

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

Approximate Number of Holders of Our Securities

On January 27, there were 13 shareholders of record of our common stock. Certain of our securities are held in nominee or street name so the actual number of beneficial owners of our securities is greater than the number of record holders set forth above.

B.	Plan of Distribution

Not applicable.

C.	Markets

See our disclosures above under “A. Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

As of the date of this Annual Report, our company’s capital is US$300,000.00 divided into (a) 270,000,000 ordinary shares , par value of US$0.001 each and (b) 30,000,000 preference shares, par value of US$0.001 each. As of the date of this Annual Report, 4,170,558 ordinary shares are issued and outstanding. All of our issued and outstanding ordinary shares are fully paid.

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

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 2.6% for the year ended September 30, 2023 and appreciated by 3.8% for the year ended September 30, 2024.   It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act, as of September 30, 2024.

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

Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of September 30, 2024, due to material weaknesses in our internal control over financial reporting related to a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements

Following the identification of the material weaknesses and control deficiencies, we have taken remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control.

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

Management assessed our internal control over financial reporting as of September 30, 2024. The standard measures adopted by management in making its evaluation are the measures in the Internal-Control Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on management’s assessment using the COSO criteria, our CEO and CFO concluded that our internal control over financial reporting as of September 30, 2024 was not effective. We have taken, and are taking, certain actions to remediate the material weaknesses.

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

D.	Changes in Internal Controls over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to all of the directors, officers and employees of the Company and its subsidiaries, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the Code of Ethics is filed as Exhibit 14.1 to our amended registration statement on Form F-1 filed on May 14, 2021. During the fiscal year ended September 30, 2024, there were no waivers of our Code of Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended September 30,
	2024	2023
Audit Fees*	$200,000	$190,000

*	“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

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

Date: January 27, 2025	Bon Natural Life Limited

/s/ Yongwei Hu
Yongwei Hu
Chief Executive Officer

INDEX TO CONSOLDIATED FINANCIAL STATEMENTS

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Bon Natural Life Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bon Natural Life Limited and its subsidiaries (collectively, the “Company”) as of September 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years ended September 30, 2024, 2023 and 2022, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for years ended September 30, 2024, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ YCM CPA INC.

We have served as the Company’s auditor since 2022.

PCAOB ID 6781
Irvine, California
January 27, 2025

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2024	2023
ASSETS
CURRENT ASSETS
Cash	$80,466	$111,299
Restricted cash	576,739	-
Accounts receivable, net	11,781,103	4,602,466
Inventories, net	1,572,224	987,287
Advance to suppliers, net	14,469,299	8,401,182
Acquisition deposit	-	1,000,000
Due from related parties	33,228	8,411
Prepaid expenses and other current assets	4,296,949	2,355,293
Current assets held for sale associated with the sale of the Gansu subsidiary	6,983,849	6,717,526
TOTAL CURRENT ASSETS	39,793,857	24,183,464
NON-CURRENT ASSETS
Property, plant and equipment, net	15,005,686	15,481,830
Intangible assets, net	776,995	766,350
Right-of-use lease assets, net	141,895	312,067
Deferred tax assets, net	1,388	1,335
Non-current assets held for sale associated with the sale of the Gansu subsidiary	6,045,611	5,811,090
TOTAL NON-CURRENT ASSETS	21,971,575	22,372,672
TOTAL ASSETS	$61,765,432	$46,556,136

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans	$5,719,493	$2,509,890
Current portion of long-term loans	461,765	419,610
Accounts payable	3,428,102	1,404,937
Due to related parties	244,871	77,212
Taxes payable	3,681,166	2,718,687
Deferred revenue	506,769	106,514
Accrued expenses and other current liabilities	2,243,219	2,140,900
Operating lease liability, current	148,904	227,297
Current liabilities held for sale associated with the sale of the Gansu subsidiary	11,543	6,168
TOTAL CURRENT LIABILITIES	16,445,832	9,611,215

NON-CURRENT LIABILITIES
Long-term loans	970,061	871,368
Operating lease liability, non-current	-	91,720
TOTAL NON-CURRENT LIABILITIES	970,061	963,088
TOTAL LIABILITIES	$17,415,893	$10,574,303

COMMITMENTS AND CONTINGENCIES
EQUITY
Preferred shares ($0.001 par value, 30,000,000 preferred shares authorized, no shares were issued and outstanding as of September 30, 2024 and 2023)	$-	$-
Ordinary shares, ($0.001 par value, 270,000,000 shares authorized, 3,970,557 and 1,173,867 shares issued and outstanding as of September 30, 2024 and 2023, respectively;)	3,970	1,174
Additional paid in capital	25,005,100	18,088,056
Statutory reserve	2,733,354	2,372,871
Retained earnings	18,741,685	18,703,996
Accumulated other comprehensive income	(2,577,418)	(3,681,445)
TOTAL BON NATURAL LIFE LIMITED SHAREHOLDERS’ EQUITY	43,906,691	35,484,652
Non-controlling interest	442,848	497,181
TOTAL SHAREHOLDERS’ EQUITY	44,349,539	35,981,833
TOTAL LIABILITIES AND EQUITY	$61,765,432	$46,556,136

The accompanying notes are an integral part of these consolidated financial statements

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended September 30,
	2024	2023	2022
REVENUE	$23,844,556	$29,522,353	$29,908,561
COST OF REVENUE	(16,734,547)	(20,682,326)	(20,484,996)
GROSS PROFIT	7,110,009	8,840,027	9,423,565

OPERATING EXPENSES
Selling expenses	(270,579)	(293,719)	(218,822)
General and administrative expenses	(3,345,240)	(2,311,378)	(2,180,478)
Research and development expenses	(1,620,656)	(298,469)	(424,558)
Total operating expenses	(5,236,475)	(2,903,566)	(2,823,858)

INCOME FROM OPERATIONS	1,873,534	5,936,461	6,599,707

OTHER INCOME (EXPENSES)
Interest income	393	9,414	1,378
Interest expense	(303,255)	(238,168)	(446,816)
Unrealized foreign transaction exchange gain (loss)	(847)	35,008	18,831
Government subsidies	63,450	25,415	1,306,627
Income from short-term investments	-	-	20,343
Other (expenses) income	(917,336)	(195,263)	68,922
Total other (expenses) income, net	(1,157,595)	(363,594)	969,285

INCOME BEFORE INCOME TAX PROVISION	715,939	5,572,867	7,568,992

INCOME TAX PROVISION	351,179	1,002,298	1,267,025

NET INCOME FROM CONTINUING OPERATION	364,760	4,570,569	6,301,967

Net loss from held for sale associated with the sale of the Gansu subsidiary	(19,512)	(17,887)	(59,543)

NET INCOME	345,248	4,552,682	6,242,424

Less: net income (loss) attributable to non-controlling interest	(52,924)	(43,300)	4,936
NET INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$398,172	$4,595,982	$6,237,488

OTHER COMPREHENSIVE INCOME (LOSS)
Total foreign currency translation adjustment	1,102,618	(1,040,285)	(2,855,701)
TOTAL COMPREHENSIVE INCOME	1,447,866	3,512,397	3,386,723
Less: foreign currency translation adjustment attributable to non-controlling interest	(54,333)	(33,311)	2,309
COMPREHENSIVE INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$1,502,199	$3,545,708	$3,389,032

EARNINGS PER SHARE
Basic	$0.17	$5.03	$7.47
Diluted	$0.17	$5.00	$7.43

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	2,387,833	913,960	836,077
Diluted	2,402,848	919,811	839,606

The accompanying notes are an integral part of these consolidated financial statements.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

	Common shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’	Non- controlling	Total
	Shares	Amount	capital	reserve	earnings	loss	equity	interest	equity
Balance at September 30, 2021	833,000	$833	$15,540,433	$1,050,721	$9,192,676	$222,221	$26,006,884	$527,865	$26,534,749

Non-cash exercise of warrants	5,223	6	(6)	-	-	-	-	-	-
Exercise of stock options	1,400	1	140	-	-	-	141	-	141
Amortization of share-based compensation	-	-	170,883	-	-	-	170,883	-	170,883
Appropriation to statutory reserve	-	-	-	753,395	(753,395)		-	-	-
Net income	-	-	-	-	6,237,488	-	6,237,488	4,936	6,242,424
Foreign currency translation adjustment	-	-	-	-	-	(2,853,392)	(2,853,392)	(2,309)	(2,855,701)

Balance at September 30, 2022	839,623	$840	$15,711,450	$1,804,116	$14,676,769	$(2,631,171)	$29,562,004	$530,492	$30,092,496

Issuance of ordinary shares and warrants in a private placement, net	275,000	275	2,027,269	-	-	-	2,027,544	-	2,027,574
Issuance of ordinary shares for services	57,000	57	218,247				218,304	-	218,304
Exercise of stock options	2,244	2	(2)	-	-	-	-	-	-
Share-based compensation			131,092				131,092		131,092
Appropriation to statutory reserve				568,755	(568,755)
Net income					4,595,982		4,595,982	(43,300)	4,552,682
Foreign currency translation adjustment						(1,050,274)	(1,050,274)	9,989	(1,040,285)

Balance at September 30, 2023	1,173,867	$1,174	$18,088,056	$2,372,871	$18,703,996	$(3,681,445)	$35,484,652	$497,181	35,981,833

Issuance of ordinary shares and warrants in a private placement, net	2,445,415	2,445	5,597,555	-	-	-	5,600,000	-	5,600,000
Share-based compensation	290,000	290	1,319,550				1,319,840	-	1,319,840
Issuance of ordinary shares for the round-up of the share consolidation	61,276	61	(61)	-	-	-	-	-	-

Appropriation to statutory reserve	-	-	-	360,483	(360,483)	-	-	-	-
Net income					398,172		398,172	(52,924)	345,248

Foreign currency translation adjustment						1,104,027	1,104,027	(1,409)	1,102,618
Balance at September 30, 2024	3,970,558	$3,970	$25,005,100	$2,733,354	$18,741,685	$(2,577,418)	$43,906,691	$442,848	44,349,539

The accompanying notes are an integral part of these consolidated financial statements

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2024		2023	2022
Cash flows from operating activities
Net income		$345,248	$4,552,682	$6,242,424
Less: Net loss from discounted operation		(19,512)	(17,887)	(59,543)
Net income from continuing operation		364,760	4,570,569	6,301,967
Adjustments to reconcile net income to cash provided (used in) by operating activities
Allowance for doubtful accounts		1,000,000	-	116
Depreciation and amortization		1,107,360	949,550	215,630
Inventory reserve recovery		(990)	(5,812)	(138,354)
Deferred income tax		-	1,411	19,012
Amortization of operating lease right-of-use assets		170,172	228,552	150,978
Shares based compensation		1,319,840	349,396	170,883
Non-cash shares issuance for round-up shares		61
Unrealized foreign currency exchange loss (gain)		847	(35,008)	(18,831)
Gain on disposal of property and equipment		-	-	725
Changes in operating assets and liabilities:
Accounts receivable		(6,814,746)	2,081,376	(1,300,942)
Inventories		(530,637)	721,371	(157,709)
Advance to suppliers, net		(5,586,209)	(4,563,346)	(430,621)
Prepaid expenses and other current assets		(7,400,216)	(2,170,541)	(265,446)
Accounts payable		1,917,735	833,547	(141,927)
Operating lease liabilities		-	(232,147)	(147,812)
Taxes payable		832,476	1,561,946)	(3,632,922)
Deferred revenue		385,769	(80,176)	(875,295)
Accrued expenses and other current liabilities		5,525,631	2,097,424	94,873
Net cash (used in) provided by operating activities from continuing operation		(7,708,147)	6,308,112	(157,125)
Net cash used in operating activities from discontinued operations		(14,649)	(6,960,024)	(29,996)
Net cash used in operating activities		(7,722,796)	(651,912)	(187,121)

Cash flows from investing activities
Purchase of short-term investments		-	(67)	(5,097,816)
Proceeds upon redemption of short-term investments		65	-	6,776,385
Purchase of property and equipment		(7,047)	(61,906)	(27,695)
Proceeds from sales of property and equipment		-	-	1,613
Capital expenditures on construction-in-progress		-	-	(2,040,369)
Purchase of intangible assets		-	(669,190)	-
Proceeds of borrowings to related parties		-	5,623	-
Payment of acquisition deposit		-	-	-
Net cash used in investing activities from continuing operation		(6,982)	(725,540)	(387,882)
Net cash used in investing activities from discontinued operations		(8,745)	(460,125)	(2,667,769)
Net cash used in investing activities		(15,727)	(1,185,665)	(3,055,651)

Cash flows from financing activities
Net proceeds from issuance of ordinary shares		5,600,000	2,027,544	-
Proceeds from exercise of stock options		-	-	140
Proceeds from short-term loans		4,308,260	2,879,809	2,631,890
Proceeds from long-term loans		694,030	1,132,803	578,343
Repayment of short-term loans		(1,510,029)	(2,728,836)	(40,780)
Repayment of long-term loans		(451,269)	(2,143,046)	(637,147)
(Repayment of) proceeds from borrowings from related parties		205,190	10,419	(97,213)

(Repayment of) proceeds from third party loans		(96,066)	-	-
(Repayment of) principal from finance lease		-	(26,509)	173,961

Net cash provided by financing activities from continuing operation		8,750,116	1,152,184	2,261,272
Net cash provided by financing activities from discontinued operations		4,997	3,063	244
Net cash provided by financing activities		8,755,113	1,155,247	2,261,516

Effect of changes of foreign exchange rates on cash		(470,731)	(45,780)	(81,750)
Net (decrease) increase in cash and restricted cash		545,859	(728,110)	(1,063,006)
Cash and restricted cash, beginning of year		112,751	840,861	1,903,867
Cash and restricted cash, end of year		$658,610	$112,751	$840,861
Less: Cash of discontinued operations at the end of the year		1,405	1,517	1,746
Cash and restricted cash of the continued operations at the end of the year		$657,205	$111,235	$839,115

Supplemental disclosure of cash flow information
Cash paid for interest expense		$303,325	$238,224	$446,884
Cash paid for income tax	$		$478,683	$2,290,393
Supplemental disclosure of non-cash investing and financing activities
Exercise of options		$-	$2	$-
Right-of-use assets obtained in exchange for operating lease obligations		$-	$-	$546,323
Unpaid purchase of property and equipment		$-	$403,318	$-
The following table identifies the balance sheet line items included in cash, cash equivalents, and restricted cash presented in the consolidated statements of cash flows:
Cash		$80,466	$-	$-
Restricted cash		576,739	-	-
		$657,205	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Business

Bon Natural Life Limited (“Bon Natural” or the “Company”), through its wholly-owned subsidiaries (together as the “Company”), is engaged in the research and development, manufacturing and sales of functional active ingredients extracted from natural herb plants which are widely used by manufacturer customers in the functional food, personal care, cosmetic and pharmaceutical industries. The Company sells its products to customers located in both Chinese and international markets.

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

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Prior to the reorganization described below, Mr. Yongwei Hu, the chairman of the board of directors and the chief executive officer of the Company, was the controlling shareholder of Xi’an App-Chem Bio(Tech) Co., Ltd. (“Xi’an App-Chem”), an entity incorporated on April 23, 2006 in accordance with PRC laws. Xi’an App-Chem owns 100% of the equity interests of the following subsidiaries: (1) Shaanxi App-Chem Health Industry Co., Ltd. (“App-Chem Health”) was incorporated on April 17, 2006 in Tongchuan City in accordance with PRC laws; (2), Shaanxi App-Chem Ag-tech Co., Ltd (“App-Chem Ag-tech”) was incorporated on April 19, 2013 in Dali County, Shaanxi Province in accordance with PRC laws; (3) Xi’an Yanhuang TCM Medical Research & Development Co., Ltd (“Xi’an YH”) was incorporated on September 15, 2009 in Xi’an City in accordance with PRC laws; (4) App-Chem Bio (Tech) (Guangzhou) Co., Ltd. (“App-Chem Guangzhou”) was incorporated on April 27, 2018 in Guangzhou City in accordance with PRC laws and (5) Tongchuan Dietary Therapy Health Technology Co., Ltd. (“Tongchuan DT”) was incorporated on May 22, 2017 in Tongchuan City in accordance with PRC laws.

In addition, Xi’an App-Chem also owns majority of the equity interest in the following two entities: Xi’an Dietary Therapy Medical Technology Co., Ltd (“Xi’an DT”) was incorporated on April 24, 2015 in accordance with PRC laws, with 75% equity ownership interest owned by Xi’an App-Chem; Tianjin Yonghexiang Bio(Tech) Co., Ltd. (“Tianjin YHX”) was incorporated on September 26, 2019 in accordance with PRC laws, with 51% equity ownership interest owned by Xi’an App-Chem. On March 11, 2020, Xi’an App-Chem established a new 100% controlled subsidiary, Gansu Baimeikang Bioengineering Co., Ltd. (“Gansu BMK”). On March 9, 2023, Xi’an App-Chem established a new 100% controlled subsidiary, Bozhou Dietary Therapy Health Technology Co., Ltd. (“Bozhou DT”).

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

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Details of the subsidiaries of the Company as of September 30, 2024 were set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Bon Natural Life	December 11, 2019	Cayman Islands	Parent, 100%	Investment holding

Bon Natural Life U.S.A.	February 7, 2023	U.S.A.	100%	Investment holding

Tea Essence	January 9, 2020	Hong Kong	100%	Investment holding

Xi’an CMIT	April 9, 2020	Xi.an City, PRC	100%	WFOE, Investment holding

Xi’an Youpincui	September 8, 2021	Xi.an City, PRC	100%	WFOE, Investment holding

PRC Subsidiaries:

Tea Essence Tech (HangZhou) Co, Ltd.	October 24, 2024	Hangzhou City,PRC	100%	WFOE, Investment holding

Xi’an App- Chem Bio (Tech)	April 23, 2006	Xi’an City, PRC	100% owned by WFOEs	General administration and sales of the Company’s products to customers

Xi’an YH	September 15, 2009	Xi’an City, PRC	91% owned by Xi’an CMIT, 9% owned by Xi’an App-Chem	Research and development of product

Bon Operating Companies (owned by Xi’an App-Chem)

App-Chem Health	April 17, 2006	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Registered owner of land with an area of 12,904.5 square meters, no other business activities
App-Chem Ag-tech	April 19, 2013	Dali County, PRC	100% owned by Xi’an App-Chem	Product manufacturing
App-Chem Guangzhou	April 27, 2018	Guangzhou City, PRC	100% owned by Xi’an App-Chem	Raw material purchase
Tongchuan DT	May 22, 2017	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Product manufacturing
Xi’an DT	April 24, 2015	Xi’an City, PRC	75% owned by Xi’an App-Chem	Research and development of product
Tianjin YHX	September 26, 2019	Tianjin City, PRC	51% owned by Xi’an App-Chem	Raw material purchase
Gansu BMK	March 11, 2020	Jiuquan City, PRC	100% owned by Xi’an App-Chem	Product manufacturing
Bozhou DT	March 9, 2023	Bozhou City, PRC	100% owned by Xi’an App-Chem	Product manufacturing

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

Non-controlling interests

Non-controlling interests represent minority shareholders’ 25% ownership interest in Xi’an DT and a minority shareholder’s 49% ownership interest in Tianjin YHX as of September 30, 2024 and 2023. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Company are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income or loss for the years ended September 30, 2024, 2023 and 2022.

Uses of estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the allowance for estimated uncollectible receivables, realizability of advance to suppliers, inventory valuations, useful lives of property, plant and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, fair value of stock-based compensation, revenue recognition realization of deferred tax assets and fair value less costs to sell of assets classified as held for sale. The inputs into the Company’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from those estimates.

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

Cash and restricted cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are insured by the PRC regulation for a maxium amount of RMB500,000 and are not insured by the Federal Deposit Insurance Corporation (see Note 17).

Restricted cash consist of cash deposited with banks in conjunction with borrowings from banks. Restriction on the use of such cash is imposed by the banks and remains effective throughout the terms of the bank borrowings. Restricted cash is classified as current asset on the Company’s consolidated balance sheets, as all the balance is expected to be released to cash within the next 12 months from September 30, 2025.

Accounts receivable, net

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the collection is not probable, Nil, Nil and $99,528 uncollectable account receivable was written-off during the years ended September 30, 2024, 2023 and 2022, respectively. Allowance for uncollectable balances amounted to $13,520 and $13,004 as of September 30, 2024 and 2023, respectively.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advances to Suppliers, net

Advances to suppliers consist of balances paid to suppliers for inventory raw materials and construction materials associated with the Company’s construction-in-progress projects that have not been provided or received. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for unrealizable balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. As of September 30, 2024 and 2023, no allowance for doubtful account was recorded.

Inventories, net

Inventories are stated at net realizable value using weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging, expiration dates, as applicable, taking into consideration historical and expected future product sales. The Company recorded inventory reserve of $106 and $1,079 as of September 30, 2024 and 2023, respectively.

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

Unless otherwise disclosed, the fair value of the Company’s cash, short-term investment, accounts receivable, inventories, advance to suppliers, prepaid expenses and other current assets, accounts payable, short-term bank loans, accrued expenses and other current liabilities, taxes payable and due to related parties, approximate the fair value of the respective assets and liabilities as of September 30, 2024 and 2023 based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of long-term loans approximates fair value at September 30, 2024 and 2023 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

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

Discountinued operations

Disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. Such assets, or disposal groups, are measured at the lower of their carrying amount and fair value less costs to sell. The comparative consolidated balance sheet is re-presented to classify assets as held for sale in the period that the respective assets are classified as held for sale.

On September 30, 2024, the Company discontinued Gansu BMK by transferring 100% of the equity interests in Gansu BMK. A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. In the consolidated statements of operations and comprehensive loss, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations (see Note 4).

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

Impairment of long-lived Assets

Long-lived assets, such as property, plant and equipment, land use rights and long-term investment, are reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of a long-lived asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying value of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Assets to be disposed are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated. No impairment of long-lived assets was recognized as of September 30, 2024 and 2023.

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

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The functional currency for Bon Natural is the U.S Dollar (“US$”). Tea Essence uses Hong Kong dollar as its functional currency. However, Bon Natural, and Tea Essence currently only serve as the holding companies and did not have active operations as of September 30, 2024. The Company operates its business through its subsidiaries in the PRC as of September 30, 2024. The functional currency of the Company’s subsidiaries is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into US$.

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	September 30, 2024	September 30, 2023	September 30, 2022
Period-end spot rate	US$1=RMB7.0176	US$1=RMB7.2960	US$1=RMB7.1135
Average rate	US$1=RMB7.2043	US$1=RMB7.0533	US$1=RMB6.5532

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

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit. The Company did not have contract assets as of September 30, 2024 and 2023.

The Company’s contract liability primarily relates to unsatisfied performance obligations when payment has been received from customers before the Company’s products are delivered, and are recorded as deferred revenue on the consolidated balance sheets. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred. Deferred revenue amounted to $506,769 and $106,514 as of September 30, 2024 and 2023, respectively. Revenue included in the beginning balance of deferred revenue and recognized in the years ended September 30, 2024, 2023 and 2022 amounted to $86,202, $133,533 and $1,080,178 respectively.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended September 30, 2024, 2023 and 2022 are disclosed in Note 19 of the consolidated financial statements.

Research and development expenses

The Company expenses all internal research and development costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, including manufacturing costs, facility costs of the research center, and amortization and depreciation to intangible assets and property, plant and equipment used in the research and development activities. For the years ended September 30, 2024, 2023 and 2022, research and development expense were approximately $1,620,656, $298,469 and $424,558, respectively.

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

Advertising expense

Advertising expenses primarily relate to promotion of the Company’s brand name and products through outdoor billboards and social media such as Weibo and WeChat. Advertising expenses are included in selling expenses in the consolidated statements of income and comprehensive income. Advertising expenses amounted to $13,135, $11,344 and $41,578 for the years ended September 30, 2024, 2023 and 2022, respectively.

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

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company recognizes government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as other operating income totaled $63,450, $25,415 and $1,306,627 for the years ended September 30, 2024, 2023 and 2022, respectively.

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of September 30, 2024 and 2023, the Company had income tax payable of $1,689,296 and $1,296,206, respectively.

The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the years ended September 30, 2024, 2023 and 2022. As of September 30, 2024 and 2023, all of the Company’s tax returns of its PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17% (starting from May 1, 2018, VAT rate was lowered to 16%, and starting from April 1, 2019, VAT rate was further lowered to 13%), depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or recoverable net of VAT payments in the accompanying consolidated financial statements. As of September 30, 2024 and 2023, the Company had VAT tax payable of $1,443,500 and $1,338,800, respectively.

For export sales, VAT is not imposed on gross sales price, and the VAT related to purchasing raw materials is refunded after the export is completed.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee Defined Contribution Plan

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying consolidated statements of income and comprehensive income amounted to $66,735, $93,190 and $80,150 for the years ended September 30, 2024, 2023 and 2022, respectively.

Share Based Compensation

The Company recognize stock-based compensation expense on a straight-line basis over the applicable requisite service period, based on the grand date fair value of the award.

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

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended September 30, 2024, 15,032 shares of options were considered in the diluted EPS calculation using treasury stock method. For the years ended September 30, 2023, 5,851 shares of options were considered in the diluted EPS calculation using treasury stock method. For the years ended September 30, 2022, 3,529 shares of options were considered in the diluted EPS calculation using treasury stock method.

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30, 2024, 2023 and 2022:

	For the Years ended September 30,
	2024	2023	2022
Numerator:
Net income attributable to ordinary shareholders	$398,172	$4,595,982	$6,237,488

Denominator:
Weighted-average number of ordinary shares outstanding – basic	2,387,833	913,960	836,077
Outstanding options	15,015	5,851	3,529
Outstanding warrants	-	-	-
Potentially dilutive shares from outstanding options and warrants	15,015	5,851	3,529
Weighted-average number of ordinary shares outstanding – diluted	2,402,848	919,811	839,606
Earnings per share – basic	$0.17	$5.03	$7.47
Earnings per share – diluted	$0.17	$5.00	$7.43

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

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The FASB is issuing the amendments to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The FASB decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

In July 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3— LIQUIDITY

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. In June 2021, the Company closed its initial public offering and received net proceeds of approximately $11.3 million (see Note 1 and Note 15). In January 2023, the Company closed a private offering of ordinary shares and received subscription net proceeds of $2.0 million (see Note 15). In May 2024, the Company closed a private offering of ordinary shares and received subscription proceeds of $5.6 million.(see Note 15).

As of September 30, 2024, the Company had cash on hand of $80,466 and working capital of $23.3 million. For the year ended September 30, 2024, the Company had approximately $0.3 million net income. As of September 30, 2024, the Company had outstanding bank loans of approximately $7.1 million from several PRC banks (including short-term bank loans of $5.7 million, current portion of long-term bank loans of approximately $0.5 million and long-term loan of $0.9 million). Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and the Company’s good credit history.

Based on the current operating plan, management believes that the above-mentioned measures, including cash on hand of $80,466 and $5.6 million proceeds from our private offering of ordinary shares in May 2024, collectively will provide sufficient liquidity for the Company to settle the tax liabilities, to meet its future liquidity for at least 12 months from the date the Company’s consolidated financial statements are issued.

NOTE 4 — DISCOUNTINUED OPERATIONS

On September 30, 2024, the Company’s operating subsidiary Xi`an App-Chem and its wholly owned subsidiary, Gansu BMK entered into an Asset Selling Agreement (the “Agreement”) with Xinjiang Baixiangquan Aromatic (Tech) Co., Ltd. (“Baixiangquan”). Under the Agreement, Xi`an App-Chem has agreed to sell all the assets of Gansu BMK to Baixiangquan by transferring 100% of the equity interests in Gansu BMK to Baixiangquan for a consideration of RMB 43.3 million ($6.2 million).

As of September 30, 2024, the Company classified the assets and liabilities in Gansu BMK as held for sale and expected to completed the the equity transfer registration in April 2025. The following table summarizes the major classes of assets and liabilities of the discontinued Gansu BMK that have been classified as held-for-sale in the consolidated balance sheets:

	September 30, 2024		September 30, 2023

Carrying amounts of the major classes of assets included in discontinued operations:	$		$
Cash		1,405		1,517
Advance to suppliers		6,982,444		6,716,008
Property and equipment, net		5,812,646		5,582,213
Intangible assets, net		232,965		228,877
Total assets classified as held for sale		$13,029,460		$12,528,615

Carrying amounts of the major classes of liabilities included in discontinued operations:
Due to related parties		11,543		6,168
Total liabilities classified as held for sale		$11,543		$6,168

A summary of the Company’s major classes of line items constituting net loss from discontinued operations for the years ended September 30, 2024, 2023 and 2022 is as follows:

	For the Years Ended September 30,
	2024	2023	2022
Revenue	$-	$-	$-
Cost of revenue	-	-	-
Gross profit	-	-	-

Income (Expenses):
General and administrative expenses	(19,445)	(17,819)	(59,489)
Interest income	3	5	14
Interest expense	(70)	(56)	(68)
Other expenses	-	(17)	-
Net loss from discontinued operation before income taxes	(19,512)	(17,887)	(59,543)
Income tax expenses	-	-	-
Net loss from discontinued operation	$(19,512)	$(17,887)	$(59,543)

A summary of the Company’s cash flows from discontinued operations for the years ended September 30, 2024, 2023 and 2022 is as follows:

	For the Years Ended September 30,
	2024	2023	2022
	$	$	$
Net cash (used in) provided by operating activities from discontinued operations	(14,649)	(6,960,024)	(29,996)
Net cash used in investing activities from discontinued operations	(8,745)	(460,125)	(2,667,769)
Net cash provided by financing activities from discontinued operations	4,997	3,063	244

NOTE 5 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	September 30, 2024	September 30, 2023

Accounts receivable	$11,794,623	$4,615,470
Less: allowance for doubtful accounts	(13,520)	(13,004)
Accounts receivable, net	$11,781,103	$4,602,466

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — ACCOUNTS RECEIVABLE, NET (continued)

The Company’s accounts receivable primarily includes balance due from customers when the Company’s products are sold and delivered to customers. Approximately $5.5 million or 46.7% of the net accounts receivable balance as of September 30, 2024 has been collected as of the date of the Company’s consolidated financial statements are released.

The following table summarizes the Company’s accounts receivable and subsequent collection by aging bucket:

Accounts Receivable by aging bucket	Balance as of September 30, 2024	Subsequent collection	% of subsequent collection

Less than 3 months	$6,006,578	$1,820,853	30.3%
From 4 to 6 months	3,484,009	1,399,339	40.2%
From 7 to 9 months	2,291,382	2,291,382	100.0%
From 10 to 12 months	-	-	-%
Over 1 year	12,654	-	-%
Total gross accounts receivable	11,794,623	5,511,574	46.7%
Allowance for doubtful accounts	(13,520)
Accounts Receivable, net	$11,781,103	$5,511,574	46.7%

Allowance for doubtful accounts movement is as follows:

	September 30, 2024	September 30, 2023

Beginning balance	$13,004	$13,337
Additions	-	-
Write-off uncollectible balance	-	-
Foreign currency translation adjustments	516	(334)
Ending balance	$13,520	$13,004

NOTE 6 – INVENTORIES, NET

Inventories, net, consist of the following:

	September 30, 2024	September 30, 2023

Raw materials	$862,324	$12,715
Finished goods	710,006	975,651
Inventory valuation allowance	(106)	(1,079)
Total inventory, net	$1,572,224	$987,287

NOTE 7 –ADVANCES TO SUPPLIERS, NET

Advances to suppliers, net, consist of the following:

Schedule of Advances to suppliers:	September 30, 2024	September 30, 2023

Raw materials purchase	$9,480,638	$6,406,488
Machinery and equipment	4,973,210	1,918,860
Others	15,451	75,834
Less: allowance for doubtful accounts	-	-
Advances to suppliers, net	$14,469,299	$8,401,182

Advance to supplier balance as of September 30, 2023 has been fully realized by March 2024. For the balance as of September 30, 2024, approximately $7.0 million or 33% of advances to suppliers for inventory raw materials balances has been realized when the Company received the purchased inventory raw materials from suppliers, and the remaining balance is expected to be realized in March 2025.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8— ACQUISITION DEPOSIT

On July 6, 2021, the Company entered into a consulting agreement with a New York based consulting firm (“the consulting firm”), pursuant to which, the consulting firm will help the Company to (i) identify appropriate business partner candidates in New York or California in order to jointly establish a research and development center in the United States for future new product development; (ii) find opportunities to establish business relationship with U.S based companies with OEM demand and utilize the Company’s manufacturing strength and capability to manufacture healthcare ingredient products for U.S companies under the OEM arrangement and (iii) help the Company to purchase or lease appropriate commercial facilities in the U.S., etc. The consulting firm will be compensated with $30,000 in exchange for performing these designated consulting services. Given the fact that the Company lacks credit history in the U.S, the Company is required to make a deposit of $1.5 million to the consulting firm. The Company has made a deposit of $1.0 million to the consulting firm and recorded it as acquisition deposit on the balance sheets as of September 30, 2024 and 2023.

During the year ended September 30, 2023, the consulting firm presented a potential acquisition target to the Company, which was a small R&D firm specializing in developing anti-aging formulas. The consulting firm also began assisting the Company with due diligence for this potential acquisition. However, negotiations surrounding the acquisition stalled, leading the Company to initiate discussions with the consulting firm to secure a full refund of the deposit.

Despite ongoing efforts to recover the deposit, there remains significant uncertainty regarding the full recovery of the amount. As a result, the Company recorded a full provision for doubtful accounts of $1.0 million for the year ended September 30, 2024, reflecting the risk of not receiving the full deposit amount.

NOTE 9— PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following:

	September 30, 2024	September 30, 2023

Buildings	$12,082,715	$11,621,665
Machinery, equipment and furniture	6,441,179	6,207,931
Motor Vehicles	218,541	210,201
Subtotal	18,742,435	18,039,797
Less: accumulated depreciation	(3,736,749)	(2,557,967)
Property, plant and equipment, net	$15,005,686	$15,481,830

Depreciation expense was $1,083,251, $945,507 and $210,916 for the years ended September 30, 2024, 2023 and 2022, respectively.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – INTANGIBLE ASSETS, NET

Intangible assets, net mainly consist of the following:

	September 30, 2024	September 30, 2023

Land use rights	$859,864	$827,053
Less: accumulated amortization	(82,869)	(60,703)
Land use rights, net	$776,995	$766,350

Amortization expenses were $24,108, $9,010, and $7,610 for the years ended September 30, 2024, 2023 and 2022, respectively. Estimated future amortization expense for intangible assets is as follows:

Years ending September 30,	Amortization expense

2025	$17,055
2026	17,055
2027	17,055
2028	17,055
2029	17,055
Thereafter	691,720
Total	$776,995

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11— DEBT

The Company borrowed from PRC banks, other financial institutions and third-parties as working capital funds. As of September 30, 2024 and 2023, the Company’s debt consisted of the following:

(a) Short-term loans:

		September 30, 2024	September 30, 2023

China Construction Bank (“CCB’)	(1)	$36,639	$179,847
Shanghai Pudong Development Bank (“SPD Bank”)	(2)	1,424,989	1,370,614
Beijing Bank	(3)	854,993	822,368
Industrial and Commercial Bank of China (“ICBC”)	(4)	142,499	137,061
Agricultural Bank of China	(5)	1,139,991	-
Bohai Bank	(6)	569,995	-
Bank of China	(7)	569,995	-
Postal Savings Bank of China	(8)	439,181	-
Qinnong Bank	(9)	498,746	-
Bank of Communication	(10)	42,465	-
Total short-term loans		$5,719,493	$2,509,890

(1) On December 30, 2022, the Company’s subsidiary, Tongchuan DT entered into a loan agreement with CCB to borrow RMB 312,159 (equivalent to US$42,785) as working capital for one year, with maturity date on December 30, 2023 and interest rate of 3.95% per annum. The loan was fully repaid upon maturity.

On May 15, 2023, Xi’an App-Chem’s subsidiary, Tianjin YHX, entered into a loan agreement with CCB to borrow RMB 1.0 million (equivalent to US$137,062) as working capital for one year, with maturity date on May 15, 2024 and interest rate of 3.80% per annum. The loan was fully repaid upon maturity.

On December 14, 2023, Tongchuan DT entered into another loan agreement with CCB to borrow RMB 257,117 (equivalent to US$36,639) as working capital for one year, with maturity date on December 14, 2024 and interest rate of 3.95% per annum.

(2) On January 16, 2023, the Company’s subsidiary, Xi’an App-Chem, obtained an approval of line of credit from SPD Bank for a maximum of RMB 10.0 million (approximately $1.4 million) loans as working capital for one year. Subsequently the Company borrowed RMB 10.0 million (equivalent to US$1.4 million) short-term loan out of this line of credit as working capital for one year, with interest rate of 4.3% per annum and maturity date on January 16, 2024 and the loan was fully repaid on its mature date.

On Feburary 7, 2024, Xi’an App-Chem, obtained an approval of line of credit from SPD Bank for a maximum of RMB 10.0 million (approximately $1.4 million) loans as working capital for one year and borrow RMB 10.0 million (equivalent to US$1.4 million) short-term loan out of this line of credit as working capital for one year subsequently, with interest rate of 4.1% per annum.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11— DEBT(continued)

(3) On May 11, 2023, Xi’an App-Chem, entered into a loan agreement with Beijing Bank to borrow RMB 6.0 million (approximately US$0.8 million) short-term loan as working capital for one year, with interest rate of 5.17% per annum and maturity date on May 10, 2024. The Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu provided guarantee to this loan. In addition, the Company pledged its 100% ownership interest in App-Chem Ag-tech and certain patent owned by the Company as collateral to guarantee this loan. The loan was fully repaid upon maturity.

On July 17, 2024, Xi’an App-Chem, entered into a loan agreement with Beijing Bank to borrow RMB 6.0 million (approximately US$0.8 million) short-term loan as working capital for one year, with interest rate of 4.30% per annum and maturity date on July 16, 2025. The Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu provided guarantee to this loan. In addition, the Company pledged its 100% ownership interest in App-Chem Ag-tech and certain patent owned by the Company as collateral to guarantee this loan.

(4) On March 14, 2023, Xi’an App-Chem’s subsidiary, Tianjin YHX, entered into a loan agreement with ICBC to borrow RMB 1.0 million (equivalent to US$137,061) as working capital for one year, with maturity date on March 13, 2024 and interest rate of 3.70% per annum. The loan was fully repaid upon maturity.

On March 19, 2024, Xi’an App-Chem’s subsidiary, Tianjin YHX, entered into a loan agreement with ICBC to borrow RMB 1.0 million (equivalent to US$137,061) as working capital for one year, with maturity date on March 13, 2024 and interest rate of 3.70% per annum.

(5) On March 23, 2024, Xi’an App-Chem, entered into a loan agreement with Agricultural Bank of China to borrow RMB 8.0 million (approximately US$1.1 million) short-term loan as working capital for one year, with interest rate of 3.7% per annum and maturity date on March 22, 2025. The Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu provided guarantee to this loan.

(6) On January 23, 2024, Xi’an App-Chem, entered into a loan agreement with China Bohai Bank to borrow RMB 4.0 million (equivalent to US$0.5 million) as working capital for one year, with interest rate of 3.90% per annum and maturity date on January 21, 2025. The Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu, provided guarantee to this loan.

(7) On August 2, 2024, Xi’an App-Chem, entered into a loan agreement with Bank of China to borrow RMB 4.0 million (equivalent to US$0.5 million) as working capital for one year, with interest rate of 4.10% per annum and maturity date on August 1, 2025. The Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu, provided guarantee to this loan.

(8) On February 1, 2024, Xi’an App-Chem, entered into a loan agreement with Postal Savings Bank of China to borrow RMB 3.1 million (equivalent to US$0.4 million) as working capital for one year, with interest rate of 4.10% per annum and maturity date on January 31, 2025. The Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu, provided guarantee to this loan.

(9) On August 12, 2024, Xi’an App-Chem, entered into a loan agreement with Qinnong Bank to borrow RMB 3.5 million (equivalent to US$0.5 million) as working capital for one year, with interest rate of 4.00% per annum and maturity date on July 11, 2025. The Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu, provided guarantee to this loan.

(10) On March 15, 2024, Xi’an App-Chem’s subsidiary, Tianjin YHX, entered into a loan agreement with Bank of Communication to borrow RMB 0.3 million (equivalent to US$42,465) as working capital for one year, with maturity date on March 15, 2025 and interest rate of 3.80% per annum.

(b) Long-term loans:

		September 30, 2024	September 30, 2023

Xi’an High-Tech Emerging Industry Investment Fund Partnership	(11)	$46,523	$44,747
Webank Co., Ltd.	(12)	174,062	209,133
China Resources Shenzhen International Investment Trust	(13)	-	22,844
Huaxia Bank	(14)	926,243	603,070
Qishang Bank	(15)	284,998	411,184
Total		1,431,826	1,290,978
Less: current portion of long-term loans		(461,765)	(419,610)
Total long-term loans		$970,061	$871,368

(11) On June 26, 2017, the Company’s subsidiary, Xi’an App-Chem, entered into a loan agreement with third-party Xi’an High-tech Emerging Industries Investment Fund Partnership (the “Lender”) to borrow RMB 8.0 million (approximately $1.2 million) as working capital for three years, with maturity date on June 25, 2020 and an interest rate of 3.8% per annum. The Company’s controlling shareholder, Mr. Yongwei Hu, pledged his proportionate ownership interest in Xi’an App-chem as collateral to safeguard this loan.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11— DEBT (continued)

The loan matured on June 25, 2020 and not repaid on time due to COVID-19 impact. The Company has negotiated with the Lender to extend the loan repayment date to December 25, 2022 in accordance with a COVID-19 relief notice issued by local government, with adjusted interest rate of 4.75% per annum during the period from June 26, 2020 to June 25, 2021, and 5.225% per annum during the period from June 26, 2021 to December 31, 2023. The Company renew the loan agreement on January 1, 2024 for one more year with an interst rate of 5.23% and a maturity date of January 31, 2025 As of September 30, 2024, the remaining balance of RMB 0.3 million (approximately $0.05 million) was reclassified as current portion of long-term loans.

(12) On February 10, 2022, Xi’an App-Chem, entered into two loan agreements with Shenzhen Qianhai WeBank Co., Ltd, to borrow an aggregate of RMB 1.51 million (equivalent to US$212,808) loans as working capital for two years, with maturity date on February 12, 2024 and interest rate of 8.1% per annum. The loan was fully repaid on its maturity.

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

On December 18, 2023, Tianjin YHX, entered into another loan agreement with Shenzhen Qianhai WeBank Co., Ltd, to borrow RMB 860,000 (equivalent to US$122,549,701) as working capital for 24 months, with maturity date on December 20, 2025 and interest rate of 16.02% per annum.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11— DEBT (continued)

(13) On February 11, 2022, Xi’an App-Chem, entered into another loan agreement with China Resources Shenzhen International Investment Trust to borrow RMB 566,667 (equivalent to US$79,661) loans as working capital for two years, with maturity date on February 12, 2024 and interest rate of 12.6% per annum. The loan was repaid in full during September 30, 2023.

(14) On May 30, 2023, Xi’an App-Chem, obtained a RMB 2 million ($274,123) working capital loans from Huaxia Bank with fixed interest rate of 5.0% per annum for three years with a maturity date on May 30, 2026. As of September 30, 2024, RMB200,000 ($28,450) was reclassified as current portion of long-term loans as of September 30, 2023.

On May 30, 2023, Xi’an App-Chem, obtained a RMB 2.4 million ($328,947) working capital loans from Huaxia Bank with fixed interest rate of 6.5% per annum for two years with a maturity date on May 30, 2025. The loan amount was repaid in full during September 30, 2024.

On March 1, 2024, Xi’an App-Chem, obtained a RMB 5.0 million ($712,494) working capital loans from Huaxia Bank with fixed interest rate of 4.5% per annum for two years with a maturity date on May 30, 2025. As of September 30, 2024, RMB600,000 ($85,450) was reclassified as current portion of long-term loans as of September 30, 2023.

(15) On August 22, 2023, the Company’s subsidiary, Xi’an App-Chem, obtained a working capital loan of RMB3.0 million ($411,184) from Qishang Bank with an interest rate of 5.80% per annum for three years, with a maturity date of August 21, 2026. As of September 30, 2024, RMB1,000,000 ($142,499) was reclassified as current portion of long-term loans.

For the above-mentioned short-term and long-term loans from PRC banks and financial institutions, interest expense amounted to $303,325, $238,224 and $446,884 for the years ended September 30, 2024, 2023 and 2022, respectively.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — RELATED PARTY TRANSACTIONS

(a) Due to related parties

	Related party relationship	September 30, 2024	September 30, 2023

Yongwei Hu	Chief Executive Officer and Controlling shareholder of the Company	$81,089	$3,392
Wenhu Guo	Senior Management of the Company	11,543	6,168
Jing Liu	Wife of the controlling shareholder	-	18,925
Sheying Wang	Senior Management of the Company	145,634	3,016
Yuantao Wang	49% shareholder of Tianjin YHX	18,105	23,650
Shujie Mou	Senior Management of Tianjin YHX	-	28,229
Shaanxi Meishengyuan Biotechnology Co., Ltd	Mr Hu, the Chief Executive Officer and Controlling shareholder of the Company, is also the majority shareholder and director of this company	43
Total due to related parties		$256,414	$77,212

As of September 30, 2024 and 2023, the balance of due to related parties was comprised of the Company’s borrowings from related parties and was used for working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand.

(b) Due from related parties

	Related party relationship	September 30, 2024	September 30, 2023

Wenjuan Chen	Senior Management of the Company	$4,700	$8,358
Lu Jiang	Employee of the Company	768	53
Jing Liu	Wife of the controlling shareholder	7,709	-
Wenhu Guo	Senior Management of the Company	10,544	-
Shujie Mou	Senior Management of Tianjin YHX	2,953	-
Shaanxi Kangdi Health Technology Co., LTD	25% shareholder of Xi’an Shanfang	6,555	-
Total due from related parties		$33,228	$8,411

As of September 30, 2024 and 2023, the balance of due from related parties was mainly comprised of advance to the employees for business purposes.

(c) Loan guarantee provided by related parties

In connection with the Company’s short-term and long-term loans borrowed from PRC banks and other financial institutions, the Company’s controlling shareholder, Mr. Yongwei Hu pledged his proportionate ownership interest in Xi’an App-chem, and his personal bank savings as collateral to safeguard the Company’s borrowings from the banks and financial institutions. Mr. Yongwei Hu and his wife Ms. Jing Liu also jointly pledged their personal residence property to guarantee the Company’s certain loans (see Note 11).

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, Bon Natural Life Limited (“Bon Natural Life”) is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

Tea Essence is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Tea Essence did not generate any assessable profits derived from Hong Kong sources in the years ended September 30, 2024, 2023 and 2022, and accordingly no provision for Hong Kong profits tax has been made in these periods.

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

CIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for the years ended September 30, 2024, 2023 and 2022 were reported at a blended reduced rate as a result of Xi’an App-chem being approved as a HNTE and enjoying a 15% reduced income tax rate, but subsidiaries of Xi’an App-chem are subject to a 25% income tax rate. The impact of the tax holidays noted above decreased foreign taxes by $234,101, $667,258 and $825,899 for the years ended September 30, 2024, 2023 and 2022, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.10, $1.50 and $1.00 for the years ended September 30, 2024, 2023 and 2022, respectively.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — TAXES (continued)

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended September 30, 2024, 2023 and 2022:

	For the Years Ended September 30,
	2024	2023	2022
PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of income tax holiday	(32.7)%	(12.0)%	(11.0)%
Permanent difference	1.2%	0.6%	0.1%
Research and development deduction	(226.4)%	(5.4)%	(4.2)%
Change in valuation allowance	281.9%	9.8%	7.0%
Effective tax rate	49.1%	18.0%	16.9%

The components of the income tax provision (benefit) are as follows:

	For the Years Ended September 30,
	2024	2023	2022
Current tax provision:
Cayman Islands	$-	$-	$-
Hong Kong		-	-
China	351,179	1,000,887	1,248,013
Sub-total	351,179	1,000,887	1,248,013

Deferred tax provision (benefit):
Cayman Islands	-	-	-
Hong Kong	-	-	-
China	-	1,411	19,012
Sub-total	-	1,411	19,012

Income tax provision	$351,179	$1,002,298	$1,267,025

Deferred tax assets

The Company’s deferred tax assets are comprised of the following:

	September 30, 2024	September 30, 2023

Deferred tax assets derived from allowance for doubtful accounts and net operating losses (“NOL”)	$429,351	$300,846
Less: valuation allowance	(427,963)	(299,511)
Deferred tax assets	$1,388	$1,335

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

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — TAXES (continued)

A valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. The Company has subsidiaries in the PRC, among which 7 entities, including Xi’an CMIT, App-Chem Ag-tech, App-Chem Guangzhou, Tongchuan DT, Xi’an DT, Tianjin YHX and Gansu BMK, reported recurring operating losses since their inception and the chances for these subsidiaries that suffered recurring losses in prior period to become profitable in the foreseeable near future and to utilize their net operating loss carry forwards were remote. Accordingly, the Company provided valuation allowance of $427,963 and $299,511 for the deferred tax assets of these subsidiaries as of September 30, 2024 and 2023, respectively.

As of September 30, 2024, all of the Company’s tax returns of its PRC subsidiaries remain open for statutory examination by PRC tax authorities.

(b) Taxes payable

Taxes payable consist of the following:

	September 30, 2024	September 30, 2023

Income tax payable	$1,689,296	$1,296,206
Value added tax payable	1,443,500	1,338,800
Other taxes payable	548,370	83,681
Total taxes payable	$3,681,166	$2,718,687

As of September 30, 2024 and 2023, Company had accrued tax liabilities of approximately $3.7 million and $2.7 million, respectively, mostly related to the unpaid value added tax and income tax in China.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - OPERATING LEASE

The Company entered into following lease agreements to lease its factory in Dali County, Shaanxi Province of China and its office spaces in Xi’an City, Shaanxi Province of China. The Company intend to continue these leases for the next three years.

On April 6, 2022, the Company entered into a three-years lease agreement with Xi’an Droplets Culture Ltd. to rent an office space of 1,163 square meters at Xi’an City, PRC. The rental payment related to the lease were $97,351 per year.

Balance sheet information related to the operating lease is as follows:

	September 30, 2024	September 30, 2023

Operating lease assets:
Operating lease right of use assets	$141,895	$312,067
Total operating lease assets	141,895	312,067

Operating lease obligations:
Current operating lease liabilities	148,904	227,297
Non-current operating lease liabilities	-	91,720
Total operating lease obligations	$148,904	$319,017

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - OPERATING LEASE (continued)

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

September 30, 2023
Weighted-average remaining lease term	0.6

Weighted-average discount rate	4.75%

The following table summarizes the maturity of operating lease liabilities as of September 30, 2024:

12 months ending September 30,	US$
2025	$150,940
2026	-
2027	-
Total lease payments	150,940
Less: imputed interest	(2,036)
Total lease liabilities	$148,904

NOTE 15— SHAREHOLDERS’ EQUITY

Preferred Shares

The initial authorized number of preferred shares was 5,000,000 shares with par value of $0.001. On March 9, 2024, the Company adopted an amendment of Memorandum of Association to amend it to 30,000,000 preferred shares of a par value of $0.001 each.

Ordinary Shares

Bon Natural Life Limited (“Bon Natural Life”, or the “Company”) was incorporated under the laws of Cayman Islands on December 11, 2019. The initial authorized number of ordinary shares was 45,000,000 shares with par value of US$0.001 each. On March 9, 2024, the Company adopted an amendment of Memorandum of Association to amend the capital of the Company into 270,000,000 ordinary shares of a par value of US$0.001 each.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15— SHAREHOLDERS’ EQUITY (continued)

On January 17, 2023, the Company closed a private offering of ordinary shares and warrants to purchase ordinary shares. A total of 275,000 ordinary shares were issued to a total of five investors (the “Investors”) at a subscription price of $8.00 per share, for total subscription proceeds of $2,200,000. In addition, for each share subscribed for by the Investors, the Company issued one warrant to purchase one ordinary share at an exercise price of $8.80 per share, exercisable for a period of 24 month for a total of 275,000 shares. A commission of $168,532 were paid related to this private offering.

On March 9, 2024, the shareholders of the Company approved a reverse split at a ratio of 1-for-10 shares. The Reverse Split took effective on April 11, 2024. All share numbers and per share amount were retrospectively adjusted in the consolidated financial statements. The Company issued 61,276 shares to the shareholders for the round-up of shares as a result of the reverse split.

On May 16, 2024, the Company closed a private offering of ordinary shares and warrants to purchase ordinary shares. A total of 2,445,415 ordinary shares were issued to a total of four investors at a subscription price of $2.29 per share, for total subscription proceeds of $5,600,000. In addition, for each share subscribed for by the Investors, the Company issued one warrant to purchase three ordinary share at an exercise price of $2.52 per share, exercisable for a period of 4 month for a total of 7,336,245 shares. The warrants were expired on September 15, 2024.

Warrants

In connection with the Company’s private placements, the Company issued warrants to investors to purchase the the ordinary shares at various price. A summary of warrants activity for the years ended September 30, 2024, 2023 and 2022 was as follows:

	Number of warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding, September 30, 2022	-	$-	-
Granted	275,000	8.80	2.0
Exercisable, September 30, 2023	275,000	$8.80	1.3
Granted	7,336,245	2.52	0.3
Expired	(7,336,245)	2.52	-
Outstanding, September 30, 2024	275,000	$8.80	0.3
Exercisable, September 30, 2024	275,000	$8.80	0.3

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15— SHAREHOLDERS’ EQUITY (continued)

Non-controlling interest

The Company’s subsidiary, Xi’an App-chem, owns majority of the equity interest in the following two entities: Xi’an Dietary Therapy Medical Technology Co., Ltd (“Xi’an DT”) and Tianjin Yonghexiang Bio(Tech) Co., Ltd. (“Tianjin YHX”) Non-controlling interests represent minority shareholders’ 25% ownership interests in Xi’an DT and 49% ownership interest in Tianjin YHX. The following table reconciles the non-controlling interest as of September 30, 2024 and 2023:

	Xi’an DT	Tianjin YHX	Total
As of September 30, 2023	$468,427	$28,754	$497,181
Net loss attributable to non-controlling interest	(5,281)	(47,643)	(52,924)
Foreign currency translation adjustment	(140)	(1,269)	(1,409)
As of September 30, 2024	$463,006	$(20,158)	$442,848

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

On May 31, 2023, the Company entered into consulting agreements with a third-party consultant, which provide financial and acquisition consulting services. The Company issued 50,000 of its ordinary shares to the consultant in lieu of cash payments for such services. The 50,000 shares were valued at $174,904 and are fully expensed for the year ended September 30, 2023.

On August 2, 2023, the Company issued 7,000 of its ordinary shares to a third-party consultant, which provide legal advice services. The 7,000 shares were valued at $43,400 and were expensed for the year ended September 30, 2023.

On June 28, 2022 and July 1, 2022, independent directors were granted options to purchase 2,244 and 2,960 shares of the Company’s ordinary shares, respectively, exercisable at $0.10 per share. These stock options granted shall vest in equal monthly installments for 12 months, with expired date of June 28, 2023 and July 1, 2023, respectively. Share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses using the straight-line method over the service period.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - SHARE-BASED COMPENSATION (continued)

On August 3, 2023, two independent directors were granted options to purchase 1,875 shares per director of the Company’s ordinary shares, respectively, exercisable at $0.10 per share. These stock options granted shall vest in equal monthly installments for 12 months, commencing on August 3, 2023.

On October 2, 2023, the Company granted and issued 220,000 shares with a fair value of $886,820 based on the closing share price of $4.03 to several employees and consultants through the 2022 Equity Incentive plan. All issued shares were vested immedately.

On October 3, 2023, two independent directors were granted options to purchase 3,061 shares per director of the Company’s Ordinary Shares, respectively, exercisable at $0.10 per share. These stock options granted shall vest in equal monthly installments for 12 months, commencing on October 3, 2023.

On February 22, 2024, the Company granted and issued 20,000 shares with a fair value of $99,020 based on the closing price of $4.95 to a consultant that offered legal consulting services. All issued shares were vested immedately.

	For the Years Ended September 30,
	2024	2023
Exercise price	$0.10	$0.10
Expected term (years)	5.2	1
Expected stock price volatility	150.0%	158.2%
Risk-free rate of interest	5.58%	4.35%
Expected dividend rate	0%	0%

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

For the years ended September 30, 2024, 2023 and 2022, stock-based compensation associated with amortization of stock option expense was $44,000, $131,092 and $170,883, respectively. All stock-based compensation was recorded as a component of general and administrative expense.

The following table summarizes the Company’s stock option activities:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding, September 30, 2022	7,404	$0.10	9.3
Granted	3,750	0.10	10.0
Forfeited	-	-
Exercised	(2,244)	0.10	-
Outstanding, September 30, 2023	8,910	$0.10	9.0
Granted	6,122	0.10	10.0
Forfeited	-	-	-
Exercised	-	-	-
Outstanding, September 30, 2024	15,032	$0.10	8.4
Exercisable, September 30, 2024	15,032	$0.10	8.4

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - CONCENTRATION

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance. For the years ended September 30, 2024, 2023 and 2022, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries located in the PRC.

As of September 30, 2024 and 2023, $657,205 and $111,234 of the Company’s cash was on deposit at financial institutions in the PRC. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 (approximately $68,531) for each financial institution. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness. The Company has not experienced any losses in such accounts. As of September 30, 2024 and 2023, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries located in the PRC.

The Company sells its products primarily through direct distributors in the People’s Republic of China (the “PRC”) and to some extent, the overseas customers in European countries, North America and Middle East. For the year ended September 30, 2024, three customers accounted for 38.6%, 28.0% and 15.9% of the Company’s total revenue, respectively. For the year ended September 30, 2023, three customers accounted for 41.8%, 29.5% and 11.1% of the Company’s total revenue, respectively. For the year ended September, 2022, three customers accounted for 35.5%, 23.9% and 15.4% of the Company’s total revenue, respectively.

As of September 30, 2024, three customers accounted for approximately 51.4%, 19.0% and 28.8% of the total accounts receivable balance, respectively. As of September 30, 2023, three customers accounted for approximately 42.7%, 24.7% and 13.2% of the total accounts receivable balance, respectively.

For the year ended September 30, 2024, two suppliers accounted for approximately 50.8% and 21.4% of the total purchases, respectively. For the years ended September 30, 2023 three suppliers accounted for approximately 41.8%, 29.5% and 11.1% of the total purchases, respectively. For the year ended September 30, 2022, four suppliers accounted for approximately 24.6%, 15.0%, 11.9% and 10.7% of the total purchases, respectively.

NOTE 18 - COMMITMENTS AND CONTINGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the years ended September 30, 2024, 2023 and 2022, the Company did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19— DISAGGREGATION OF REVENUES

Revenue by region

	For Years ended September 30,
	2024	2023	2022
PRC	$23,542,870	$28,971,115	$28,756,333
Overseas	301,686	551,238	1,152,228
Total revenue	$23,844,556	$29,522,353	$29,908,561

Revenue by product categories

The summary of our total revenues by product categories for the years ended September 30, 2024, 2023 and 2022 was as follows:

	For Years ended September 30,
	2024	2023	2022
Fragrance compounds	$4,944,475	$14,315,810	$13,710,556
Health supplements (solid drinks)	6,740,630	8,704,468	7,145,708
Bioactive food ingredients	12,159,451	6,502,075	9,052,297
Total revenue	$23,844,556	$29,522,353	$29,908,561

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 - SUBSEQUENT EVENTS

On October 22, 2024, the Company granted and issued 200,000 shares with a fair value of $296,000 based on the closing price of $1.48 to a consultant that offered legal consulting services. All issued shares were vested immedately.

On October 25, 2024, the Company’s Board of Directors appointed Jing Liu to serve as a new member of the Board of Directors. Ms. Liu will serve under a Director Service Agreement dated October 28, 2024 (the “Agreement”). Under the Agreement Ms. Liu will receive options to purchase Ordinary Shares of the Company at a par value of $0.001 per share, with an exercise price of $0.01 per share. The total value of these stock options is $12,000, based on the closing price of the Company’s stock as of October 25, 2024.

On November 28, 2024, Tea Essence (Hangzhou) and Tea Essence entered into an equity transfer agreement. Pursuant to the agreement, Tea Essence (Hangzhou) agreed to purchase 100% of the equity interest in the Xi’an Cell and Molecule in exchange for consideration of RMB 1,500,000.00. On November 28, 2024, Tea Essence (Hangzhou) and Tea Essence entered into an equity transfer agreement. Pursuant to the agreement, Tea Essence (Hangzhou) agreed to purchase 100% of the equity interest in the Youpincui in exchange for consideration of RMB 500,000.00. As a result, the transaction is a reorganization of the Company’s legal structure with a completed dated on November 28, 2024.

On January 16, 2025, the shareholders of the Company approved and adopted the Third Amended and Restated Memorandum and Articles of Association. Pursuant to the Third Amended and Restated Memorandum and Articles of Association (i) all of the authorized (whether issued or not issued) ordinary shares of par value US$0.001 each in the Company (the “Ordinary Shares”) were re-designated and re-classified into Class A Ordinary Shares where the rights of the existing Ordinary Shares shall be the same as the Class A Ordinary Shares, and (ii) all of the authorized but unissued preference shares of par value of US$0.001 each in the Company were cancelled and a new class of shares comprising of 30,000,000 Class B ordinary shares of par value US$0.001 each (“Class B Ordinary Shares”), which will be convertible, at the option of the holder thereof, into the number of fully paid and non-assessable Class A Ordinary Shares on a one-for-one basis (subject to adjustment as stated in the Company’s articles of association) and be entitled to one hundred (100) votes per share, such that, the Company’s authorized share capital shall become US$300,000 divided into (a) 270,000,000 Class A Ordinary Shares and (b) 30,000,000 Class B Ordinary Shares. Additionally, upon effectiveness of the Third Amended and Restated Memorandum and Articles of Association , the Company will repurchase (a) 2,004,427 Class A Ordinary Shares held by Mr. Yongwei Hu, our Chief Executive Officer, in consideration of the Company’s new issuance of 2,004,427 Class B Ordinary Shares to Mr. Hu, and (b) 37,412 Class A Ordinary Shares held by Ms. Jing Liu, Mr. Hu’s wife and a director of the Company, in consideration of the Company’s new issuance of 37,412 Class B Ordinary Shares to Ms. Liu; and (ii) such issuance of 2,004,427 and 37,412 Class B Ordinary Shares to Mr. Hu and Ms. Liu, respectively, such that, as a result of the repurchase of Class A Ordinary Shares from and issuance of Class B Ordinary Shares to Mr. Hu and Ms. Liu, Mr. Hu would control 97.15% of the total voting power of the Company and Ms. Liu would control 1.81% of the total voting power of the Company. As of the date of this report, the Class A and Class B Ordinary Shares are not effective pending on the approval from the Nasdaq Stock Exchange.

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

The Company did not pay any dividend for the periods presented. As of September 30, 2024 and 2023, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

PARENT COMPANY BALANCE SHEETS

	September 30, 2024	September 30, 2023

ASSETS
CURRENT ASSETS
Cash	$414	$867
Acquisition deposit	-	1,000,000
Due from subsidiaries	10,625,991	10,998,557
Prepaid expenses and other current assets	5,474,580	(22,920)
TOTAL CURRENT ASSETS	16,100,985	11,976,504

NON-CURRENT ASSETS
Investment in subsidiaries	27,805,706	23,508,148

TOTAL ASSETS	$43,906,691	$35,484,652

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$-	$-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, ($0.001 par value, 270,000,000 shares authorized, 3,970,557 and 1,173,867 shares issued and outstanding as of September 30, 2024 and 2023, respectively; $0.001 par value, 30,000,000 preferred shares authorized, no shares were issued and outstanding as of September 30, 2024 and 2023)	$3,970	$1,174
Additional paid-in capital	25,005,100	18,088,056
Retained earnings	21,475,039	21,076,867
Accumulated other comprehensive income (loss)	(2,577,418)	(3,681,445)
Total Bon Natural Life Limited shareholders’ equity	43,906,691	35,484,652

Total liabilities and Bon Natural Life Limited shareholders’ equity	$43,906,691	$35,484,652

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended September 30,
	2024	2023	2022
General and administrative expenses	$(1,672,772)	$(846,930)	$(972,215)
Interest income	-	2	13
Equity in earnings of subsidiaries and VIEs	2,070,944	5,442,910	7,209,698

NET INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	398,172	4,595,982	6,237,488
Foreign currency translation adjustment	1,104,027	(1,050,274)	(2,833,392)
COMPREHENSIVE INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$1,502,199	$3,545,708	$3,404,096

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$398,172	$4,595,982	$6,237,488
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiaries and VIEs	(2,070,944)	(5,442,910)	(7,209,698)
Amortization of stock-based compensation	848,445	131,092	170,883
Issuance of ordinary shares for services	471,395	218,304	-
Allowance for doubtful accounts	1,000,000	-	-
Changes in operating assets and liabilities:
Payables due to subsidiaries	(750,021)	(1,596,032)	597,475
Prepaid expenses and other current assets	(5,497,500)	65,669	(40,148)
Net cash used in operating activities	(5,600,453)	(2,027,895)	(244,000)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment of acquisition deposit	-	-	-
Net cash used in investing activities	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of ordinary shares	5,600,000	2,027,544	-
Proceeds from exercise of stock options	-	-	140
Cash lent to subsidiaries and VIE	-	-	-
Net cash provided by financing activities	5,600,000	2,027,544	140

CHANGES IN CASH	(453)	(354)	(243,860)

CASH beginning of year	867	1,221	245,081

CASH, end of year	$414	$867	$1,221

