Form 20-F/A
period 2024-09-30
Bon Natural Life Ltd
filed 2025-04-16
CIK 1816815

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

People’s Republic of China 710060

(Address of Principal Executive Offices)

Yongwei Hu, Chairman and Chief Executive Officer

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China 710060

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

This Amendment No. 1 to the Annual Report on Form 20-F/A (the “Amendment”) amends the Annual Report on Form 20-F of Bon Natural Life Limited (the “Company”) for the year ended September 30, 2024 (the “Original Filing”), that was originally filed with the U.S. Securities and Exchange Commission on January 28, 2025. The Amendment is being filed to correct a typographical error in Item 3. “Holding Foreign Companies Accountable Act” and to include a copy of the Company’s clawback policy in the exhibit index.

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

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 (the “2021 Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China because of a position taken by one or more authorities in mainland China. Our auditor, located in China, is not subject to the 2021 Determination Report. On August 26, 2022, the China Securities Regulatory Commission (“CSRC”), the Ministry of Finance of China, and the PCAOB signed a protocol governing inspections and investigations of audit firms based in China and Hong Kong. On December 15, 2022, the PCAOB issued a new Determination Report (the “2022 Determination Report”) which: (1) vacated the 2021 Determination Report and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. Although the 2022 Determination Report reversed the conclusion of the 2021 Determination Report with respect to PCAOB’s ability to conduct inspections and investigations completely of the registered public accounting firms headquartered in mainland China and Hong Kong, the 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

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

As permitted by Nasdaq Listing Rule 5615(a)(3), we have elected to follow the corporate governance laws of the Cayman Islands in lieu of the following Nasdaq Listing Rules:

●	Nasdaq Listing rule 5620(a) – Annual Shareholder Meetings. Nasdaq Listing Rule 5620(a) requires that each company with shares listed on Nasdaq hold an annual meeting of shareholders no later than one year after the end of each of the company’s fiscal years. In lieu of following this Listing Rule, we have elected to follow the corporate governance requirements of the Cayman Islands. Under Cayman Islands law and our Memorandum and Articles of Association, there is no requirement for us to hold an annual meeting of shareholders.

●	Nasdaq Listing Rule 5635 – Shareholder Approval of Certain Securities Issuances. Nasdaq Listing Rule 5635 requires shareholder approval prior to an issuance of securities in connection with: (i) certain acquisition of stock or assets of another company; (ii) an issuance of shares that will result in a change of control of the company; (iii) the establishment or amendment of certain equity-based compensation plans and arrangements; and (iv) certain transactions (other than a public offering) involving issuances of a 20% or more interest or voting power in the company at a price that is less than the minimum price defined therein. In lieu of following this Listing Rule, we have elected to follow the corporate governance requirements of the Cayman Islands. Under Cayman Islands law and our Memorandum and Articles of Association, it is not necessary to obtain shareholder approval for issuances of securities as are described in Listing Rule 5635.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect(4)

4.1	Registrant’s Specimen Certificate for Ordinary Shares(2)

4.2	2022 Equity Incentive Plan(4)

10.1	Labor Contract between Xi’an App-Chem and Yongwei Hu(1)

10.2	Loan Agreement(1)

10.3	Director Service Agreement with Yingchun Xue(7)

10.4	Director Service Agreement with Jianjun Gao(7)

10.5	Director Service Agreement with Jing Chen(8)

10.6	Director Service Agreement with Zhixiang Gao(8)

10.7	English translation of Property Lease Agreement for Weinan Raw Materials and Ingredients Production Site(1)

10.8	Form of Subscription Agreement for private offering closed January 17, 2023(6)

10.9	Form of Warrant issued in private offering closed January 17, 2023(6)

14.1	Code of Business Conduct and Ethics(1)

21.1	Significant subsidiaries of the Registrant(5)

31.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)(10)

31.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a) (10)

32.1	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(10)

32.2	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(10)

99.1	Clawback Policy(9)

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

(5) Incorporated by reference to Annual Report on Form 20-F filed January 31, 2022

(6) Incorporated by reference to Report of Foreign Private Issuer on Form 6-K filed January 20, 2023

(7) Incorporated by reference to Report of Foreign Private Issuer on Form 6-K filed August 4, 2023

(8) Incorporated by reference to Report of Foreign Private Issuer on Form 6-K filed October 5, 2023

(9) Incorporated by reference to Report of Foreign Private Issuer on Form 6-K filed November 28, 2023

(10) Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amended Annual Report on its behalf.

Date: April 16, 2025	Bon Natural Life Limited

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

