Form 20-F
period 2025-09-30
Bon Natural Life Ltd
filed 2026-01-23
CIK 1816815

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

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

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China 710060

Tel: + 0086-29-88346301

bonnatural@appchem.cn

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Class A Ordinary Shares, $0.025 par value	BON	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (September 30, 2025): 6,086,971 Class A ordinary shares, 2,041,839 Class B ordinary shares, 0 preferred shares.

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

Year Ended September 30, 2025

i

ii

iii

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this Annual Report only, references in this Annual Report to:

●	“App-Chem Health” are to Shaanxi App-Chem Health Industry Co., Ltd., one of our wholly owned subsidiaries incorporated on April 17, 2006 in Tongchuan City in accordance with PRC laws;

●	“App-Chem Ag-tech” are to Shaanxi App-Chem Ag-tech Co., Ltd., one of our wholly owned subsidiaries incorporated on April 19, 2013 in Dali County, Shaanxi Province in accordance with PRC laws;

●	“App-Chem Guangzhou” are to App-Chem Bio (Tech) (Guangzhou) Co., Ltd., one of our wholly owned subsidiaries incorporated on April 27, 2018 in Guangzhou City in accordance with PRC laws;

●	“Bon Natural Life,” “the Company,” “we,” “us,” “our company” or “our” are to Bon Natural Life Limited a Cayman Islands corporation, its subsidiaries and its consolidated affiliated entities;

●	Bon Natural Life U.S.A.” are to Bon Natural Life U.S.A. Limited, one of our wholly owned subsidiaries incorporated on February 7, 2023 in accordance with the laws and regulations in the State of Nevada;

●	“Bozhou DT” are to Bozhou Dietary Therapy Health Technology Co., Ltd., one of our wholly owned subsidiaries incorporated on March 9, 2023 in accordance with PRC laws;

●	“China” or the “PRC” are to the People’s Republic of China, including Hong Kong and Macau, and excluding, for the purposes of this Annual Report only, Taiwan;

●	“Class A Ordinary Shares” or “Shares” are to our Class A ordinary shares, par value $0.025 per share;

●	“Class B Ordinary Shares” are to our Class B ordinary shares, par value $0.001 per share;

●	“Operating subsidiaries” or “PRC subsidiaries” are to Xi’an App-Chem Bio(Tech) Co., Ltd., a PRC company, and its subsidiary entities incorporated in the PRC;

●	“Tea Essence” are to Tea Essence Limited, one of our wholly owned subsidiaries incorporated on January 9, 2020 in accordance with the laws and regulations in Hong Kong;

●	“Tea Essence (Hangzhou)” are to Tea Essence Health Tech (Hangzhou) Co., Ltd., one of our wholly owned subsidiaries incorporated in Hangzhou City on March 9, 2023 in accordance with PRC laws;

●	“Tianjin YHX” are to Tianjin Yonghexiang Bio(Tech) Co., Ltd., one of our subsidiaries incorporated on September 16, 2019 in accordance with PRC laws, with 51% equity ownership interest owned by Xi’an App-Chem. On June 26, 2025, App-Chem sold 51% equity ownership of Tianjin YHX for the consideration of RMB 1.

●	“Tongchuan DT” are to Tongchuan Dietary Therapy Health Technology Co., Ltd., one of our wholly owned subsidiaries incorporated on May 22, 2017 in Tongchuan City in accordance with PRC laws;

●	“Xi’an App-Chem” are to Xi’an App-Chem Bio(Tech) Co., Ltd., an entity incorporated in the PRC or, depending on the context, Xi’an App-Chem Bio(Tech) Co., Ltd. and its subsidiaries;

●	“Xi’an CMIT” are to Xi’an Cell and Molecule Information Technology Limited, one of our Wholly Foreign-Owned Enterprises incorporated in the PRC;

●	“Xi’an YH” are to Xi’an Yanhuang TCM Medical Research & Development Co., Ltd., one of our wholly owned subsidiaries incorporated on September 15, 2009 in Xi’an City in accordance with PRC laws;

●	“Xi’an DT” are to Xi’an Dietary Therapy Medical Technology Co., Ltd, one of our subsidiaries incorporated on April 24, 2015 in accordance with PRC laws, with 75% equity ownership interest owned by Xi’an App-Chem;

●	“Xi’an Youpincui” are to Xi’an Youpincui Biotechnology Co., Ltd., another of our Wholly Foreign-Owned Enterprises incorporated in the PRC; and

●	“YongJinAn” are to YongJinAn Group Limited, one of our wholly owned subsidiaries we acquired in on September 19, 2024, which was incorporated in Hong Kong in accordance with Hong Kong laws.

●	“Xianyang DT” are to Xianyang Dietary Therapy Pharmaceutical Technology Co., LTD, one of our wholly owned subsidiaries incorporated on April 16, 2025 in Xianyang City in accordance with PRC laws.

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

We are a Cayman Islands holding company that conducts all of our operations and operates our business in China through our PRC subsidiaries. Holders of our Class A and or Class B Ordinary Shares do not own equity securities of our subsidiaries that have substantive business operations in China, but instead are holders of equity securities of a Cayman Islands holding company. Such structure involves unique risks to investors in our ordinary shares. Although we own and control our PRC operating subsidiaries, investors in our ordinary shares may never hold equity interests directly in our operating entities. Please see “Risks Related to Our Corporate Structure” beginning on page 11 of this report (the “Annual report”) or additional information.

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

The audit report included in this Annual Report for the year ended September 30, 2025 was issued by YCM CPA INC. (‘YCM”), which is a U.S.-based accounting firm that is registered with the PCAOB. YCM was not subject to the 2021 Determination Report. We have no intention of dismissing YCM in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB.

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

3. As of September 30, 2025, the only cash transfers from Bon Natural Life Limited to its subsidiaries have been as follows: 1) On June 29, 2021, $9 million was transferred from Bon Natural Life to our Hong Kong subsidiary and then transferred to our WOFE as a capital contribution. These funds were then transferred to our subsidiary in the PRC. 2) On July 9, 2021, $1 million was transferred from Bon Natural Life to our Hong Kong subsidiary and then further transferred to our WOFE as a capital contribution. These funds were then transferred to our subsidiary in the PRC in August 2021. 3) On January 17, 2023, $630,000 was transferred from Bon Natural Life to our Hong Kong subsidiary and then transferred to our WOFE as a capital contribution. These funds were then transferred to our subsidiary in the PRC in January 2023. 4) On April 7, 2025, $2 million was transferred from Bon Natural Life to our Hong Kong subsidiary and then to our subsidiary in the PRC. Other than the foregoing, there have been no intercompany cash transfers from Bon Natural Life to our subsidiaries or from our subsidiaries to Bon Natural Life.

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

The following table presents selected financial data regarding our business. It should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this annual report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statements of income and comprehensive income data for the fiscal years ended September 30, 2025 and 2024, and the selected consolidated statements of financial position data as of September 30, 2025 and 2024 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1.

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

Balance Sheet Data (Presented in $USD)

	As of September 30,
	2025	2024
Current assets	$45,760,451	$39,793,857
Total assets	$85,185,615	$61,765,432
Current liabilities	$26,308,460	$16,445,832
Total liabilities	$27,187,876	$17,415,893
Total equity	$57,997,739	$44,349,539
Total liabilities and equity	$85,185,615	$61,765,432

Statements of Operations Data (Presented in $USD)

	For the years ended September 30,
	2025	2024	2023
Revenue	$18,670,684	$23,844,556	$29,522,353
Gross profit	$3,878,821	$7,110,009	$8,840,027
Operating expenses	$(5,502,036)	$(5,236,475)	$(2,903,566)
(Loss) income from operations	$(1,623,215)	$1,873,534	$5,936,461
Other expenses	$(86,802)	$(1,157,595)	$(363,594)
Provision for income taxes	$(339,414)	$(351,179)	$(1,002,298)
Net (loss) income	$(2,049,431)	$345,248	$4,552,682
Net (loss) income attributable to Bon Natural Life Limited	$(1,994,768)	$398,172	$4,595,982
(Loss) earnings per share, basic	$(0.72)	$4.17	$125.72
Earnings per share, diluted	$(0.72)	$4.14	$124.92
Weighted average ordinary shares outsanding - basic	$2,755,232	$95,513	$36,558
Weighted average ordinary shares outsanding - diluted	$2,755,232	$96,114	$36,792

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our plans for business expansion and development are dependent upon our raising significant additional capital. Our plans call for significant new investments in research and development, marketing, expanded productions capacity, and working capital for raw materials and other items. Management estimates that our capital needs for expansion will be approximately $30 million. We will be required to seek additional investments, loans or debt financing to fully pursue our business plans. Such additional investment may not be available to us on terms which are favorable or acceptable. Should we be unable to meet our full capital needs, our ability to fully implement our business plan will be impaired.

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

Risks Related to Legal Uncertainty and Doing Business in China

Because our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our ordinary shares.

As our business operations are mainly conducted in China, we are subject to the laws and regulations of the PRC, which can be complex and evolve rapidly. The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China.

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

Our ingestible products include stachyose extracts, apple polyphenol and other ingredients and are classified as foods or raw materials of dietary supplements and, unlike prescription medication, our product formulas are not subject to pre-market regulatory approval with respect to medical efforts in China in which our products are distributed. Our products could contain contaminated substances, and some of our products contain some ingredients that do not have long histories of human consumption. We rely upon published and unpublished safety information including clinical studies on ingredients used in our products. These studies include “The toxicology and safety of apple polyphenol extract” [available at https://www.sciencedirect.com/science/article/abs/pii/S0278691504000493?via%3Dihub], “Public Announcement Regarding Haematococcus Pluvialis and Other New Resource Food” [Evaluation Division of Food Safety Standard and Inspection,” No. 17 issued on October 29, 2010] [available at http://www.nhc.gov.cn/sps/s7891/201011/7957c2f1326c4990b5e67ce2d3ceb783.shtml?from=singlemessage&isappinstalled=0] (indicating that Stachyose is a safe ordinary food) and other reports by independent research institutions. In addition, stachyose is permitted for ordinary food production by the Ministry of Health of China. We do not, however, conduct or sponsor clinical studies of our products. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur. As a marketer of dietary and nutritional supplements and other products that are ingested by consumers or applied to their bodies, we may be subjected to various product liability claims, including that (i) the products contain contaminants, (ii) the products include inadequate instructions as to their uses, or (iii) the products include inadequate warnings concerning side effects and interactions with other substances. It is possible that widespread product liability claims could increase our costs, and adversely affect our revenues and operating income.

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

We may rely on dividends and other distributions on equity paid by our operating subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our operating subsidiary for our cash requirements, including for services of any debt we may incur. Our subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our operating subsidiary to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our operating subsidiary and its subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. These reserves are not distributable as cash dividends. A company may discontinue the contribution when the aggregate sum of the statutory surplus reserve is more than 50% of its registered capital. The statutory common reserve fund of a company shall be used to cover the losses of the company, expand the business and production of the company or be converted into additional capital. Subject to above-referenced limitations and at the discretion of board of directors, the accumulated profits after appropriation of statutory surplus reserve available for dividends were $16,626,207 and $18,741,685 as of September 30, 2025 and 2024, respectively. If our operating subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our operating subsidiary to distribute dividends or other payments to its shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business. As of September 30, 2025, the statutory surplus reserves of our operating subsidiary and its subsidiaries, as percentage of their respective registered capitals, ranged from 2% to 41% and averaged 25% in the aggregate.

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

The audit report included in this Annual Report for the year ended September 30, 2025 was issued by YCM CPA INC. (‘YCM”), which is a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing YCM in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. If we were to engage a different auditor in the future, we would engage an auditor that is U.S.-based and subject to full PCAOB inspection with all materials related to the audit of our financial statements accessible to the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. In such case, we will engage a new qualified and fully inspected auditor, which may result in us delaying or restating our financial statements.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our operating subsidiary, such as our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Shares.

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

In the normal course of business, our Company may be subject to challenges from various business location’s, such as PRC taxing authorities regarding the amounts of taxes due. PRC taxing authorities may take the position that the Company owes more taxes than it has paid. It is possible that the tax liability of the Company for past taxes may be higher than those amounts, if the PRC authorities determine that we are subject to interest and penalties or that we have not paid the correct amount. To the extent our Company is unable to settle its tax liabilities as scheduled, or interest and penalties on unpaid tax liabilities assessed by tax authorities greatly exceed management’s estimates, our financial condition and operating results may be negatively impacted.

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

Such buildings are mostly used as the warehouses. If the local authorities require us to stop using such buildings, we will need to rent new warehouses, which may affect our normal operations and cause operating losses. But we believe that the amount of the loss will not exceed 3% of the Company’s sale revenues. In addition, the lease term of this production site will expire on December 31, 2025. At that time, we may not renew the lease of this production site and may transfer the production to a new production base.

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

We are a Cayman Islands company and substantially our primary assets are located outside of the United States. Substantially our primary operations are currently conducted in China. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

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

Our management has completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the years ended September 30, 2025 and 2024, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies as of September 30, 2025. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

As of the date of this Annual Report, we have not fully addressed the above-referenced weaknesses. However, we have made progress in implementing remedial measures, specifically:

●	We have hired two additional mid-level financial staff in late 2020, one of whom has been staffed in financial reporting unit and the other in internal control department. In addition, we appointed Mr. Xin Ma as our CFO on November 12, 2025, who has extensive financial and tax experience in public companies in the U.S. with U.S. Certified Public Accountant qualifications.

●	Since September 30, 2020, the management team, including our chief executive officer, Mr. Yongwei Hu and other management team members of our PRC subsidiary and its subsidiaries in the PRC have held internal meetings, discussions, trainings, and seminars on a monthly basis to review our financial statements and operational performance and to identify areas to improve our internal control procedures.

●	We have appointed directors and established an audit committee;

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

Initial Public Offering

On June 28, 2021, the Company closed its initial public offering (“IPO”) of 8,800 ordinary shares, par value US$0.025 per share at a public offering price of $1,250 per share, and the Company’s ordinary shares started to trade on the Nasdaq Capital Market under the ticker symbol “BON” since June 24, 2021. On July 2, 2021, the underwriters exercised its over-allotment option to purchase an additional 1,320 shares, par value US$0.025 per share at the price of $125 per share. Gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled $12.65 million, before deducting underwriting discounts and other related expenses, resulting in net proceeds of approximately $11.3 million.

The following diagram illustrates our corporate structure as of the date of this Annual Report:

Bon Natural Life Limited (Cayman)
100%
Bon Natural Life U.S.A. Limited (USA)
100%
Tea Essence Limited (HK)
100%
YongJinAn Group Limited (HK)
100%
Tea Essence Health Tech (HangZhou) Co.,Ltd (WFOE)
Xi'an Cell and Molecule Information Technology Co., Ltd.
100%
100%
Xi'an Youpincui Biotechnology Co., Ltd.
71.333%
Xi'an App-Chem Bio (Tech) Co., Ltd.
28.667%
100%
Shaanxi App-Chem Health Industry Co., Ltd.
100%
Shaanxi App-Chem Ag-tech Co., Ltd.
75%
Xi'an Dietary Therapy Health Management Co., Ltd.
100%
App-Chem Bio (Tech) (Guangzhou) Co., Ltd.
6.25%
93.75%
Xi'an Yanhuang TCM Medical Research and Development Co., Ltd.
1%
99%
Tongchuan Dietary Therapy Health Technology Co., Ltd.
100%
Xianyang Dietary Therapy Pharmaceutical Technology Co., LTD
100%
Bozhou Dietary Therapy Health Technology Co.,Ltd.

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

Xi’an App-Chem’s Operating Subsidiaries

The table below provides a summary of Xi’an App-Chem’s operating subsidiaries (“Bon Operating Companies”) and their primary business functions as of the date of this Annual Report:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
App-Chem Health	April 17, 2006	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Registered owner of land with an area of 12,904.5 square meters, no other business activities
App-Chem Ag-tech	April 19, 2013	Dali County, PRC	100% owned by Xi’an App-Chem	Product manufacturing
App-Chem Guangzhou	April 27, 2018	Guangzhou City, PRC	100% owned by Xi’an App-Chem	Raw material purchase
Tongchuan DT	May 22, 2017	Tongchuan City, PRC	99% owned by Xi’an App-Chem,1% owned by App-Chem Health	Product manufacturing
Xi’an DT	April 24, 2015	Xi’an City, PRC	75% owned by Xi’an App-Chem	Research and development of product
Xi’an YH	September 15, 2009	Xi’an City, PRC	93.75% owned by Xi’an CMIT, 6.25% owned by Xi’an App-Chem	Research and development of product
Xianyang DT	April 16, 2025	Xianyang City, PRC	100% owned by Xi’an App-Chem	Technology development and sales of the products
Bozhou DT	March 9, 2023	Bozhou City, PRC	100% owned by Xi’an App-Chem	Product manufacturing

All of our actual business operations in China are conducted through Xi’an App-Chem and its subsidiaries. Bon Natural Life Limited (the Cayman Islands holding company offering securities through the previously filed prospectus), its immediate Hong Kong subsidiary Tea Essence and Tea Essence’s subsidiary Tea Essence Tech (Hangzhou), function solely as holding companies.

Recent Developments

Chief Financial Officer resignation and appointment

On November 11, 2025, Wallace Lee, our Chief Financial Officer notified the Company of his intent to resign from his position as Chief Financial Officer, effective November 14, 2025. There was no known disagreement with Mr. Lee on any matter relating to our operations, policies or practices.

Effective November 12, 2025, Mr. Xin Ma was appointed as the new Chief Financial Officer of the Company to assume the responsibilities held previously by Mr. Lee.

Reverse Split

On April 15, 2025, the shareholders of the Company approved a reverse split at a ratio of 1-for-25 share. The Reverse Split took effective on May 19, 2025. As a result of this reverse split, there were 1,000,000,000 Class A ordinary shares authorized, par value US$0.025 each, 50,000,000 Class B ordinary shares authorized, par value US$0.001 and 50,000,000 preference shares, par value US$0.001 each.

Public Offering

On March 16, 2025, the Company priced a public offering for the sale of units as described below for aggregate gross proceeds to the Company of $12 million, before deducting placement agent fees and other estimated expenses payable by the Company. The company is offering 333,333 units, consisting of 28,000 ordinary units (“Ordinary Units”) and 305,333 pre-funded units (“Pre-Funded Units”). Each Ordinary Unit consists of one Class A ordinary share of the Company, par value $0.025 per share (“Class A Ordinary Share”), one Series A warrant (“Series A Warrant”) to purchase one Class A Ordinary Share at an exercise price of $36 per share and one Series B warrant (“Series B Warrant”) to purchase one Class A Ordinary Share at an initial exercise price of $54 per share. Each Pre-Funded Unit consists of one pre-funded warrant (“Pre-Funded Warrant”) to purchase one Class A Ordinary Share, one Series A Warrant and one Series B Warrant. The purchase price of each Ordinary Unit will be $36, and the purchase price of each Pre-Funded Unit will be equal to such price minus $0.025.

The Pre-Funded Warrants will be exercisable immediately upon issuance and will expire when exercised in full. The Series A Warrants and Series B Warrants will be immediately exercisable upon issuance and will expire on the three year anniversary of their initial issuance date.

The exercise price of the Series A Warrants will be reset immediately following the thirtieth (30th) trading day (the “Reset Date”) following the issuance date of the Series A Warrants to a price equal to 105% of the arithmetic average of the sum of the three lowest per share volume-weighted average prices (“VWAPs”) of the Class A Ordinary Shares on the Nasdaq Capital Market (“Nasdaq”) for the twenty (20) trading days immediately prior to the Reset Date, provided that such price shall not be lower than $7.2 (the “Floor Price”).

A holder of Series B Warrants may, at any time and in its sole discretion, exercise its Series B Warrants in whole or in part by means of a “zero exercise price” option in which the holder is entitled to receive a number of Class A Ordinary Shares equal to the product of (a) the number of shares that would be issuable upon exercise of the Series B Warrant in accordance with the terms of such warrant if such exercise were by means of a cash exercise rather than a cashless exercise and (b) the quotient obtained by dividing (i) the exercise price minus the lowest VWAP of the Class A Ordinary Shares during the 10 trading days immediately prior to the applicable exercise date (such VWAP, the “Low Price”) by (ii) 50% of the Low Price. This “zero exercise price” option is only available at a time when the applicable Low Price is lower than the then applicable exercise price. At no time can the Low Price be lower than the Floor Price.

The Company used the net proceeds from the offering for sales network expansion, research and development, production capacity expansion, and working capital and other general corporate purposes.

The securities in the offering were offered pursuant to a securities purchase agreement with certain investors (the “Purchase Agreement”) and the Company’s registration statement on Form F-1 (File No. 333-283333), as amended, which was initially filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2024 and declared effective by the SEC on March 14, 2025.

Also on March 16, 2025, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (the “Placement Agent”), pursuant to which the Placement Agent acted as sole placement agent for the offering and received at the closing of the offering a fee of 8.0% of the gross proceeds of the offering, a non-accountable expenses allowance of 1.5% of the gross proceeds of the offering and reimbursement of up to $100,000 for its actual and accountable out-of-pocket expenses related to the offering, including any fees and disbursements of the Placement Agent’s legal counsel.

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

White Lion’s obligation to purchase ordinary shares under the Purchase Agreement is subject to certain conditions and limitations, including the following:

●	All shares to be issued under the Purchase Agreement must be covered by an effective registration statement and the Company must, within 90 days, which date was extended to January 31, 2025: (i) register its sale of ordinary shares to White Lion under the Purchase Agreement via a prospectus supplement to its current shelf registration statement on Form F-3, and/or (ii) register White Lion’s resale of ordinary shares to be acquired under the Agreement on new registration statement.
●	The Company’s ability to require White Lion’s purchase of ordinary shares under the Purchase Agreement is limited such that the Company may not require any purchase by White Lion to the extent that such purchase would result in White Lion beneficially owning more than 4.99% of the Ordinary Shares immediately thereafter; and
●	The Company may not issue more than 793,714 ordinary shares to White Lion (equal to 19.99% of the Company’s outstanding ordinary shares on the date of the Purchase Agreement) unless or until shareholder approval of such issuances is obtained.

As additional consideration to White Lion, the Company has agreed to issue White Lion $250,000 worth of ordinary shares as a commitment fee. Such commitment fee shares are issuable on the earlier of (i) the business day prior to the filing of a registration statement registering the Ordinary Shares under the Purchase Agreement, (ii) the business day prior to the filing of prospectus supplement registering the Ordinary Shares under the Purchase Agreement, or (iii) the business day prior to the date that the Investor delivers a written request to the Company for such commitment shares. Both parties agreed to terminate the agreement after expire.

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

As of the closing on November 29, 2024, Tea Essence (Hangzhou) is the headquarter of the Company within mainland China.

Gansu Disposition

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

Tianjin YHX Disposal

On June 26, 2025, App-Chem sold 51% equity ownership of Tianjin YHX for the consideration of RMB 1. The disposal does not represent a strategic shift of the Company and had no major effect on the Company’s operations and financial results.

January 16, 2025 Extraordinary General Meeting

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

April 15, 2025 Extraordinary General Meeting

The Company held an extraordinary general meeting of the shareholders of the Company (the “Meeting”) on April 15, 2025, at 10:00 a.m. (Beijing time) at Room 601, Block C, Gazelle Valley, No.69, Jinye Road, High-Tech Zone, Xi’an, Shaanxi, China. Holders of a total of 204,183,900 ordinary shares voted at the meeting and therefore constituted a quorum as of the record date of March 26, 2025. Each ordinary share is entitled to one vote. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

●	Share Consolidation (Reverse Split)

To approve a reverse split (a “share consolidation” under Cayman Islands law) at a ratio of one (1) Class A ordinary share for every twenty five (25) Class A ordinary shares issued and outstanding (the “Reverse Split”), resulting in twenty five (25) issued and outstanding Class A ordinary shares to be consolidated into one (1) Class A ordinary share and any fractional shares resulting from the Reverse Split to be rounded to the next whole share; and incidental to the share consolidation, an amendment to the conversion rate of the Class B ordinary shares which are convertible into Class A ordinary shares on a one-to-one (1:1) basis, but will now be convertible into Class A ordinary shares at a one-to-twenty five (1:25) basis.

●	Increase of Authorized Shares

To approve an increase of the Company’s authorized share capital (the “Authorized Share Increase”) such that we will have 1,000,000,000 authorized Class A ordinary shares par value US$0.025 per share, 50,000,000 authorized Class B ordinary shares, par value US$0.001 per share and a new Class of 50,000,000 authorized preference shares, par value US$0.001 per share, to become effective immediately after the Reverse Split takes effect.

●	Fourth Amended and Restated Memorandum and Articles of Association

To approve and adopt the Fourth Amended and Restated Memorandum and Articles of Association (the “Fourth Amended M&A”), a copy of which is filed hereto as Exhibit 3.1, in its entirety and substitution for the existing amended and restated memorandum and articles of association of the Company; and that the Fourth Amended M&A to become effective immediately upon filing by the registered office provider of the Company with the Registrar of Companies of the Cayman Islands.

Nasdaq Compliance

On May 5, 2025, the Company received notification letters from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market, LLC (“Nasdaq”), stating that the Company that it was not in compliance with several continued listing requirements and was subject to delisting. Specifically, the Staff cited (i) non-compliance with the minimum bid price requirement, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”); and (ii) concerns under Nasdaq Listing Rule 5101, pursuant to which Nasdaq may use its discretionary authority to delist a company where public interest concerns exist. In this case, the Staff referenced the Company’s issuance of securities that resulted in significant dilution to existing stockholders in its March 2025 offering.

The Company submitted a plan of compliance (the “Compliance Plan”) to Nasdaq on May 16, 2025 and appeared before the Nasdaq Hearings Panel (the “Panel”) on June 5, 2025 to present its case for continued listing. On July 2, 2025, the Panel notified the Company that it granted the Company’s request to continue its listing on Nasdaq, and further confirmed that the Company is now in compliance with the Minimum Bid Price Requirement.

The Panel also informed the Company that it will be subject to a Discretionary Panel Monitor for a period of one year, during which Nasdaq will monitor the Company’s ongoing compliance with the continued listing requirements.

Share Repurchase Program

On May 31, 2025, the Company authorized a share repurchase program pursuant to a Purchase Plan Agreement (the “Agreement”) by and between the Company and TradeUp Securities (“TradeUp”) under which the Company may repurchase up to $1 million of its Class A ordinary shares (the “Share Repurchase Program”). The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements, market conditions and other corporate liquidity requirements and priorities. Share repurchases may be executed through various means in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The Share Repurchase Program does not obligate the Company to purchase any particular number of shares and there is no guarantee as to the exact number of shares that will be repurchased by the Company.

Pursuant to the Agreement, the Company appointed TradeUp as its exclusive agent to purchase securities.

The Agreement and Share Repurchase Program will terminate on the earlier of (i) the one year anniversary of the execution date, (ii) the completion of all purchases contemplated by the Share Repurchase Program, (iii) termination by written notice of either party, (iv) any legal or regulatory restriction, (v) a merger, acquisition or similar transaction of the Company, (vi) a liquidation, bankruptcy or reorganization of the Company, or (vi) failure by the Company to perform its obligations under the Agreement.

The Company will not purchase any shares outside of the Share Repurchase Program nor will it enter into any form of similar plan. The Company also agreed to customary indemnification provisions for the benefit of TradeUp.

The Company will pay TradeUp a fee of US$0.015 per share for any securities purchased.

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

Intellectual Property

Patents

As a result of our collection of academic and technological expertise, as of September 30, 2025, we had 17 approved patents and 1 applying patent in China, as set forth in the following table:

No	Patent Name	Patent No./ Application No.	Authorization Date/ Application Date	Status	Period	Holder	Type
1	Method for separating sclareol	ZL 2008 1 0231943.X	July 20, 2011	Authorized	20 years	Xi’an App-Chem	Invention

2	Preparation method of applephenon	ZL 2010 1 0179259.9	October 5, 2011	Authorized	20 years	Xi’an App-Chem	Invention

3	Method for preparing osthole	ZL 2010 1 0531931.6	February 8, 2012	Authorized	20 years	Xi’an App-Chem	Invention

4	Process for separating imperatorin from osthole extract waste liquid	ZL 2010 1 0531934.X	April 11, 2012	Authorized	20 years	Xi’an App-Chem	Invention

5	Method for preparing punicalagin and ellagic acid from pomegranate rind	ZL 2010 1 0531940.5	May 23, 2012	Authorized	20 years	Xi’an App-Chem	Invention

6	Molecular distillation and purification method for conjugated linolenic acid	ZL 2010 1 0531945.8	August 15, 2012	Authorized	20 years	Xi’an App-Chem	Invention

7	Flatstem milkvetch seed solid beverage and preparation method thereof	ZL 2010 1 0531836.6	December 5, 2012	Authorized	20 years	Xi’an App-Chem	Invention

8	Method for extraction separation of rutin of tartary buckwheat	ZL 2013 1 0645312.3	March 2, 2016	Authorized	20 years	Xi’an App-Chem	Invention

9	Method for synthesizing luteolin	ZL 2010 1 0531920.8	August 22, 2012	Authorized	20 years	Xi’an YH	Invention

10	Method for preparing baicalin	ZL 2010 1 0531839.X	September 26, 2012	Authorized	20 years	Xi’an YH	Invention

11	Synthetic method of biapenem drug intermediate 4-AA	ZL 2013 1 0632993.X	July 13, 2016	Authorized	20 years	Xi’an YH	Invention

12	Functional instant tea and preparation technology thereof	ZL 2015 1 0294685.X	January 15, 2019	Authorized	20 years	Xi’an DT	Invention

13	A refinement method of proanthocyanidin B2, and the application thereof	202210363869.7	April 8,2022	Pending	20 years	Xi’an App-Chem	Invention

14	A method for simultaneously extracting multiple active components from rosa davurica fruit pulp	ZL 2021 10775348.8	October 14, 2022	Authorized	20 years	Xi’an App-Chem	Invention

15	A method for simultaneously extracting hyperoside and luteolin from rosa davurica fruit	ZL 2017 1 0949526.8	August 25, 2020	Authorized	20 years	Xi’an App-Chem	Invention

16	A preparation method for anthocyanin extract from black chokeberry (Aronia Melanocarpa) fruit	ZL 2017 1 0474729.6	November 6, 2020	Authorized	20 years	Xi’an App-Chem	Invention

17	An extraction method and use of lotus seed active polysaccharide, lotus seed active substances	ZL 2020 1 0502608.X	June 17, 2022	Authorized	20 years	Xi’an App-Chem	Invention

18	An intelligent control and regulation method for high-precision fermentation and purification of stachyose	ZL 2020 1 0502608.X	December 23, 2025	Authorized	20 years	Xi’an App-Chem	Invention

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

The principal raw materials used for our production are various natural and plant-based extracts . Four suppliers accounted for 22.9%, 17.3%, 14.5% and 11.0% of our total purchases during the year ended September 30, 2025, respectively. For the year ended September 30, 2024, two suppliers accounted for approximately 50.5% and 21.4% of the total purchases, respectively For the years ended September 30, 2023, three suppliers accounted for approximately 41.8%, 29.5%, and 11.19% of the total purchases, respectively. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would adversely affect our business, financial position and results of operations.

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

We sell our products primarily through direct distributors in the PRC and, to some extent, to overseas customers in Europe. During the year ended September 30, 2025 two customers accounted for 24.3% and 15.7% of the Company’s total revenue, respectively. For the year ended September 30, 2024, three customers accounted for 38.6%, 28.0%, and 15.9% of the Company’s total revenue, respectively. For the year ended September 30, 2023, three customers accounted for 42.7%, 24.7% and 13.2% of the Company’s total revenue, respectively.

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

The following diagram illustrates our corporate structure as of the date of this Annual Report:

Bon Natural Life Limited (Cayman)
100%
Bon Natural Life U.S.A. Limited (USA)
100%
Tea Essence Limited (HK)
100%
YongJinAn Group Limited (HK)
100%
Tea Essence Health Tech (HangZhou) Co.,Ltd (WFOE)
Xi'an Cell and Molecule Information Technology Co., Ltd.
100%
100%
Xi'an Youpincui Biotechnology Co., Ltd.
71.333%
Xi'an App-Chem Bio (Tech) Co., Ltd.
28.667%
100%
100%
75%
100%
Shaanxi App-Chem Health Industry Co., Ltd.
Shaanxi App-Chem Ag-tech Co., Ltd.
Xi'an Dietary Therapy Health Management Co., Ltd.
App-Chem Bio (Tech) (Guangzhou) Co., Ltd.
1%
99%
100%
100%
6.25%
93.75%
Xi'an Yanhuang TCM Medical Research and Development Co., Ltd.
Tongchuan Dietary Therapy Health Technology Co., Ltd.
Xianyang Dietary Therapy Pharmaceutical Technology Co., LTD
Bozhou Dietary Therapy Health Technology Co.,Ltd.

Xi’an App-Chem’s Operating Subsidiaries

The table below provides a summary of Xi’an App-Chem’s operating subsidiaries (“Bon Operating Companies”) and their primary business functions as of the date of this Annual Report:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
App-Chem Health	April 17, 2006	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Registered owner of land with an area of 12,904.5 square meters, no other business activities
App-Chem Ag-tech	April 19, 2013	Dali County, PRC	100% owned by Xi’an App-Chem	Product manufacturing
App-Chem Guangzhou	April 27, 2018	Guangzhou City, PRC	100% owned by Xi’an App-Chem	Raw material purchase
Tongchuan DT	May 22, 2017	Tongchuan City, PRC	99% owned by Xi’an App-Chem,1% owned by App-Chem Health	Product manufacturing
Xi’an DT	April 24, 2015	Xi’an City, PRC	75% owned by Xi’an App-Chem	Research and development of product
Xi’an YH	September 15, 2009	Xi’an City, PRC	93.75% owned by Xi’an CMIT, 6.25% owned by Xi’an App-Chem	Research and development of product
Xianyang DT	April 16, 2025	Xianyang City, PRC	100% owned by Xi’an App-Chem	Technology development and sales of the products
Bozhou DT	March 9, 2023	Bozhou City, PRC	100% owned by Xi’an App-Chem	Product manufacturing

D.	Property, Plants and Equipment

Property, Plants, and Equipment

Our current property and equipment consist of buildings, machinery, vehicles, and construction in progress with a total net book value of $18,158,289 and $15,005,686 as of September 30, 2025 and 2024, respectively. Xi’an App-Chem has two facilities in operation:

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

Yumen Plant

On May 10, 2021, we acquired a land use right of 8.2 acres at cost of $267,000, through a government organized auction bidding in Yumen City, Gansu Province of China. We have the right to use this land for 50 years until May 9, 2071. We have started construction on a new manufacturing facility for raw materials and ingredients on this land. Total budget for construction of this new manufacturing plant is around $5.6 million. The construction of Yumen Project was initially expected to be completed by October 2022. Due to resurgence of the COVID-19 pandemic, which resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines and travel bans, the construction work was not completed as of September 30, 2024, at which date our operating subsidiary Xi`an App-Chem Bio (Tech) Co., Ltd. (“App-Chem”) and its wholly owned subsidiary, Gansu Baimeikang Biotechnology Co., Ltd. (“Baimeikang”) entered into an Asset Selling Agreement (the “Agreement”) with Xinjiang Baixiangquan Aromatic (Tech) Co., Ltd. (“Baixiangquan”). Under the Agreement, App-Chem has agreed to sell all the assets of Baimeikang to Baixiangquan by transferring 100% of the equity interests in Baimeikang to Baixiangquan, which include our Yumen project for RMB 43.3 million. The transfer of Gansu Beimeikang’s equity interest to Baixiangquan had been closed on November 11, 2024.

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

We sell our products to our customers in three broad product categories: fragrance compounds, health supplemental powder drinks and bioactive food ingredients, which accounted for 43.3%, 17.8% and 38.9% of our total revenue for the year ended September 30, 2025; 20.7%, 28.3% and 51.0% of our total revenue for the year ended September 30, 2024, 48.5%, 29.5% and 22.0% of our total revenue for the year ended September 30, 2023, respectively.

Sales volumes of our bioactive food ingredients increased by 55.7% for the year ended September 30, 2025 as compared to 2024 due to strong customer demand. Sales volumes of Fragrance compounds had increased by 218.8% during fiscal year ended September 30, 2025 as compared to same period of 2024. However, sales volumes of health supplemental powder drinks decreased by 49.2%, for the year ended September 30, 2025 as compared to the same period of 2024 as a result of our change in sales strategy in response to market change. The total number of customers were 107 and 123 customers for the years ended September 30, 2025 and 2024, respectively, represent a slightly decrease of 13.0% as a result of focusing on larger volume customers during the year. As a result of these change in product mix, change in sales volume, changes in average selling price and exchange rates, our total revenue decreased by 21.7% for the year ended September 30, 2025 as compared to the same period of 2024.

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

Gross Profit

Gross profit is equal to net revenue minus cost of goods sold. Cost of goods sold primarily includes inventory costs (raw materials, labor, packaging cost, depreciation and amortization, third-party products purchase price, freight costs and overhead). Cost of goods sold generally changes as our production costs change, as these are affected by factors including the market price of raw materials, labor productivity, and in changes to the customer and product mix. Our cost of revenues accounted for 79.2%, 70.2%, 70.1% of our total revenue for the fiscal year 2025, 2024 and 2023, respectively.

The gross margin was 20.8% for the year ended September 30, 2025, representing a 9% decrease as compared to gross margin of 29.8% for the previous year. The decline in gross margin was resulted from the changing of product mix, downward adjusting of selling prices in response to the increasingly difficult market condition.

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

Our selling expenses primarily include salary and welfare benefit expenses paid to our sales personnel, advertising expenses to increase the awareness of our brand, shipping ad delivery expenses, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses. Our selling expenses accounted for 2.3%, 1.1% and 1.0% of our total revenue for the years ended September 30, 2025, 2024 and 2023, respectively. We expect our selling expenses, including, but not limited to, salaries and advertising expenses, to continue to increase in the foreseeable future, as we plan to put more marketing effort to acquire new client and promote our sales.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses, land and property taxes and professional service expenses. General and administrative expenses were 23.1%, 14.0% and 7.8% of our revenues for the years ended September 30, 2025, 2024 and 2023, respectively. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations. We expect our professional fees for legal, audit, and advisory services to increase as we become a public company since July 2021.

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing of our new products, depreciation, and other miscellaneous expenses. Research and development expenses were 4.0%, 6.8% and 1.0% of our revenues for the years ended September 30, 2025, 2024 and 2023, respectively. We expect our research and development expenses, including, but not limited to, salaries and material expenses, to continue to increase in the foreseeable future, as we plan to develop new products and improving our production process.

Comparison of Results of Operations for the Years Ended September 30, 2025 and 2024

The following table summarizes the results of our operations during the fiscal years ended September 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended September 30,
	2025		2024		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
REVENUE	$18,670,684	100.0%	$23,844,556	100.0%	$(5,173,872)	-21.7%
COST OF REVENUE	(14,791,863)	79.2%	(16,734,547)	70.2%	1,942,684	-11.6%
GROSS PROFIT	3,878,821	20.8%	7,110,009	29.8%	(3,231,188)	-45.4%

OPERATIONG EXPENSES
Selling expenses	(436,933)	2.3%	(270,579)	1.1%	166,354	61.5%
General and administrative expenses	(4,310,910)	23.1%	(3,345,240)	14.0%	965,670	28.9%
Research and development expenses	(754,193)	4.0%	(1,620,656)	6.8%	(866,463)	-53.5%
Total operating expenses	(5,502,036)	29.5%	(5,236,475)	22.0%	265,561	5.1%

LOSS (INCOME) FROM OPERATIONS	(1,623,215)	8.7%	1,873,534	7.9%	(3,496,749)	-186.6%

OTHER INCOME (EXPENSE)
Interest expenses, net	(365,313)	2.0%	(302,862)	1.3%	62,451	20.6%
Other income (expenses), net	278,511	1.5%	(854,733)	3.6%	(1,133,244)	-132.6%
Total other expenses, net	(86,802)	0.5%	(1,157,595)	4.9%	(1,070,793)	-92.5%

(LOSS) INCOME BEFORE INCOME TAX PROVISION	(1,710,017)	9.2%	715,939	3.0%	(2,425,956)	-338.8%

PROVISION FOR INCOME TAXES	339,414	1.8%	351,179	1.5%	(11,765)	-3.4%

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	(2,049,431)	11.0%	364,760	1.5%	(2,414,191)	-661.9%

NET LOSS FROM HELD FOR SALE	-	0.0%	(19,512)	0.1%	19,512	100.0%

NET (LOSS) INCOME	$(2,049,431)	11.0%	$345,248	1.4%	$(2,394,679)	-693.6%

Revenues

We currently produce our products for our customers in three broad product categories: fragrance compounds, health supplemental (powder drinks) and bioactive food ingredients.

Total revenues were $18,670,684 in fiscal year 2025, a decrease of $5,173,872, or approximately 21.7% as compared to $23,844,556 in fiscal year 2024. Specifically, the decrease in revenues was primarily attributable to (i) a decrease in sales volume of health supplemental powder drinks, which decreased by 49.2% from fiscal year 2024 to fiscal year 2025. The decrease in sales volume for health supplements products was largely due to reduced market demand and a strategic shift in our sales focus on fragrance compounds and bioactive food ingredients; (ii) We sold our products to 107 and 123 customers in fiscal year 2025 and 2024, respectively, representing a decrease in the number of customers of 13.0%.

The following table summarizes the breakdown of revenues by categories for the periods indicated.

	For the Years Ended September 30,
	2025		2024		Change
	Amount	%	Amount	%	Amount	%
Fragrance compounds	$8,081,897	43.3%	$4,944,475	20.7%	$3,137,422	63.5%
Health supplements (powder drinks)	3,326,864	17.8%	6,740,630	28.3%	(3,413,766)	-50.6%
Bioactive food ingredients	7,261,923	38.9%	12,159,451	51.0%	(4,897,528)	-40.3%
Total revenue	$18,670,684	100.0%	$23,844,556	100.0%	$(5,173,872)	-21.7%

Revenues from sales of our fragrance compound products

Our fragrance compound products primarily include natural compounds extracted from plants for cosmetic applications, such as sclareolide and ambroxide, a sustainable replacement to ambergris, a secretion by sperm whales.

Revenues from sales of our fragrance compound products increased by 63.5% or $3,137,422 to $8,081,897 in fiscal year 2025 from $4,944,475 in 2024. During fiscal year ended September 30, 2025, in reaction to the fast changing market landscape, the Company had adjusted the selling price of fragrance compound products from $343 in 2024 to $176 in 2025, representing a downward adjust of 48.7%; consequently, the sales volume of fragrance compound products had increased 218.8% from 14,420 kg in 2024 to 45,966 kg in 2025.

Revenues from sales of our health supplement (powder drinks) products

Our health supplement (powder drinks) products primarily include Prebiotics series with benefits such as intestine rejuvenation and probiotic proliferation acceleration.

Revenues from sales of health supplement (powder drinks) products decreased by 50.6% or $3,413,766 to $3,326,864 in fiscal year 2025 from $6,740,630 in the same period of 2024. This decrease was mainly attributable to a 49.2% decrease in sales volume from 291,866 cases sold in fiscal year 2024 to 148,235 cases sold in the same period of 2025. The drop in sales volume reflects a decline in customer demand, likely influenced by shifting consumer preferences and changing market conditions. The decrease in revenue was also affected by our strategic decision to reallocate sales efforts and resources to focus on fragrance compounds and bioactive food ingredient segments.

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

Revenues from sales of our bioactive food ingredient products decreased by 40.3% or $4,897,528 to $7,261,923 in fiscal year 2025 from $12,159,451 in the same period of 2024. During fiscal year ended September 30, 2025, in response to the increasingly fierce market competition, the Company downward adjusted 61.7% the selling price of bioactive food ingredients products from $35 in 2024 to $13 in 2025; as a result, the sale volume of bioactive food ingredients increased 55.7% from 351,3000 kg in 2024 to 547,126 kg in 2025. This significant decrease in pricing was largely a result of our strategic shift to gain market share at the price of lower selling price.

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

Our cost of revenues decreased by $1,942,684, or 11.6%, from $16,734,547 in fiscal year 2024 to $14,791,863 in the same period of 2025. The decrease in our cost of revenues was mainly attributable to the following: (i) a decrease of 60.1% and 21.5% in the cost of revenue of our health supplement products and bioactive food ingredients, respectively; (ii) which was partially offset by the increase in cost of revenue of our fragrance compound products, which increased by 80.4% in fiscal year 2025 as compared to fiscal year 2024.

	For the Years Ended September 30,		Change
	2025	2024	Amount	%
Cost of revenue - Fragrance compound products	$6,084,306	$3,373,097	$2,711,209	80.4%
Cost of revenue - Health supplement (powder drinks)	1,838,961	4,609,950	(2,770,989)	-60.1%
Cost of revenue - Bioactive food ingredients	6,868,596	8,751,500	(1,882,904)	-21.5%
Total cost of revenue	$14,791,863	$16,734,547	$(1,942,684)	-11.6%

Cost of Revenues from sales of our fragrance compound products

The 80.4% increase in cost of revenues for our fragrance compound products from $3,373,097 in fiscal year 2024 to $6,084,306 in the same period of 2025, mainly attributable to the following: (i) an increase in sales order by 218.8% from 45,966 kg sold in fiscal year 2025 to 14,420 kg sold in the same period of 2024, as a result of marketing compaign to boost customer demand; (ii) the decrease of unit cost from $234 in fiscal year 2024 to $132 in fiscal year 2025.

Cost of Revenues from sales of our health supplement (powder drinks) products

The 60.1% decrease in cost of revenues for our health supplement (powder drinks) products from $4,609,950 in fiscal year 2024 to $1,838,961 in the same period of 2025, mainly attributable to the following: (i) a decrease of 49.2% in sales volume from 291,866 cases sold in fiscal year 2024 to 148,235 cases sold in the same period of 2025 due to the changing consumer preferences and market dynamics that impacted overall sales. (ii) the weighted average unit cost for this product category also had a decrease of 25%, primarily due to lower overhead costs being allocated to these products as sales volume decreased.

Cost of Revenues from sales of our bioactive food ingredient products

The 21.5% decrease in cost of revenues for our bioactive food ingredient products from $8,751,500 in fiscal year 2024 to $6,868,596 in the same period of 2025, which was mainly attributable to the following: (i) a 55.7% increase sales volume, which increased by from 351,300 kg sold in fiscal year 2024 to 547,126 kg sold in the same period of 2025. The volume growth reflects strong market demand for our bioactive food ingredients, particularly in sectors emphasizing health and wellness (ii) the decrease in weighted average selling unit, which decreased by 60.1% in fiscal year 2025 as compared to fiscal year 2024, mainly attributable to our strategic shift toward a more cost-effect product mix in this product line.

Gross Profit

	For the Years Ended September 30,		Change
	2025	2024	Amount	%
Gross profit - Fragrance compound products	$1,997,591	$1,571,378	$426,213	27.1%
Gross profit - Health supplement (powder drinks)	1,487,903	2,130,680	(642,777)	-30.2%
Gross profit - Bioactive food ingredients	393,327	3,407,951	(3,014,624)	-88.5%
Total gross profit	$3,878,821	$7,110,009	$(3,231,188)	-45.4%
Gross profit margin	20.8%	29.8%		-9.0%

Our gross profit in fiscal year 2025 decreased by $3,231,188, or 45.4% to $3,878,821, from $7,110,009 in the same period of 2024. Our gross margin decreased by 9.0% from 29.8% in fiscal year 2024 to 20.8% in the same period of 2025. The decrease in gross profit was due to (i) a decrease of 88.5% or $3,014,624 of gross profit realized from bioactive food ingredients product line, which was coupled with (ii) a 30.2% or $642,777 decrease in gross profit generated from health supplement product line; and was partially offset by (iii) an increase of 27.1% or $426,213 in gross profit created from fragrance compound products.

Gross profit from sales of our fragrance compound products

Gross profit of our fragrance compound products increased by $426,213 or 21.7% from $1,571,378 in fiscal year 2024 to $1,997,591 in the same period of 2025. The increase was primarily attributable to (i) an increase of 218.8% in sales volume from 14,420 kg sold in fiscal year 2024 to 45,966 kg sold in the same period of 2025 (ii) the increase was partially offset by the 48.7% decrease in average selling price. As a result of the above, gross margin for our fragrance compound products decreased by 7.1% from 31.8% in the fiscal year 2024 to 24.7% for the same period of 2025.

Gross profit from sales of our health supplement (powder drinks) products

Gross profit of our health supplement (powder drinks) products decreased by $642,777 or 30.2% from $2,130,680 in fiscal year 2024, to $1,487,903 in the same period of 2025. The decrease was primarily attributable to (i) a decrease of 49.2% in sales volume from 291,866 cases sold in fiscal year 2024 to 148,235 cases sold in the same period of 2025 (ii) the weighted average unit cost decrease by 21.4% from fiscal year 2024 to fiscal year 2025. As a result of the above, gross margin for our health supplement (powder drinks) products increased by 13.1% from 31.6% in the fiscal year ended September 30, 2024 to 44.7% for the same period of 2025.

Gross profit from sales of our bioactive food ingredient products

Gross profit of our bioactive food ingredient products decreased by $3,014,624 or 88.5%, from $3,407,951 in fiscal year 2024, to $393,327 in fiscal year 2025. This significant decrease was primarily due to (i) downward adjustment of selling price from $34.6 to $13.3; which was coupled with decrease in unit cost from $24.9 in fiscal 2024 to $12.6 in current fiscal year; and (ii) even through the sale volume of bioactive food ingredient had increased from 351,300 kg in twelve months ended September 30, 2024 to 547,126 kg in same period of 2025.

Selling expenses

	For the Years Ended September 30,		Change
	2025	2024	Amount	%
(in US dollars, except percentage)
Selling expenses	$436,933	$270,579	$166,354	61.5%
as a percentage of revenue	2.3%	1.1%		1.2%

Selling expenses increased by $166,354, or 61.5%, from $270,579 in the twelve months ended September 30, 2024 to $436,933 for the same period of 2025, mainly attributable to (i) during fiscal year 2025 the Company issued 599,025 Class A ordinary shares as payment to an marketing consulting firm, with fair value of $1,340,000. The Company realized such selling expenses on a straight-line basis over the corresponding service period. During fiscal 2025, the Company incurred $304,352 share-based selling expenses; there was no transaction of similar nature during the same period of 2024.

General and administrative expenses

	For the Years Ended September 30,		Change
	2025	2024	Amount	%
(in US dollars, except percentage)
General and administrative expenses	$4,310,910	$3,345,240	$965,670	28.9%
as a percentage of revenue	23.1%	14.0%		9.1%

General and administrative expenses increased by $965,670 or 28.9% from $3,345,240 in fiscal year 2024 to $4,310,910 in the same period of 2025, mainly attributable to (i) during twelve months ended September 30, 2025, the Company issued 468,885 Class A ordinary shares to professional service providers such as company attorney and other consultants, with fair value of $1,476,000. The Company realized such general and administrative expenses on a straight-line basis over the corresponding service period. During fiscal 2025, the Company incurred $606,247 share-based general and administrative expenses; (ii) an increase of business and travelling expenses, etc.

Research and development (“R&D”) expenses

	For the Years Ended September 30,		Change
	2025	2024	Amount	%
(in US dollars, except percentage)
Research and development expenses	$754,193	$1,620,656	$(866,463)	-53.5%
as a percentage of revenue	4.0%	6.8%		-2.8%

Research and development expenses decreased by $866,463, or 53.5%, from $1,620,656 in fiscal year 2024 to $754,193 in the twelve months ended September 30, 2025. During fiscal 2025, the Company outsourced a third-party consultant to develop two ongoing technology development projects, and issued 864,605 Class A ordinary shares with fair value of $2,400,000. The Company realized such research and development expenses on a straight-line basis over the corresponding service period. During fiscal 2025, the Company incurred $434,976 share-based research and development expenses; during the same period of 2024, there was no transaction of similar nature.

Other income (expenses)

Other income (expenses) primarily includes interest income generated from our bank deposits, interest expenses incurred on our borrowings from various banks and financial institutions, government subsidy income, rental income, allowance of acquisition deposit, income from technology transfer, unrealized foreign currency exchange gain due to our export sales, and investment income of short-term investment.

	For the Years Ended September 30,		Change
	2025	2024	Amount	%
(in US dollars, except percentage)
Interest expense, net	$(365,313)	$(302,862)	$62,451	20.6%
Other income
Government subsidiaries	$37,256	$63,450	$(26,194)	-41.3%
Gain (loss) on disposal of subsidiaries	$160,927	$-	$160,927	100.0%
Other income (expenses)	$80,328	$(918,183)	$998,511	-108.7%

Interest expense, net, increased by $62,451, or approximately 20.6% in fiscal year 2025 as compared to twelve months ended September 30, 2024, mainly attributable to increased average loan balances we carried during fiscal year 2025 compared to the same period of 2024.

Government subsidy income primarily relate to local government’s cash award to HNTEs based on their financial performance to promote entrepreneurship and stimulate local economies. In fiscal year 2024, we received $63,450 grants from the local government, compared to $37,256 that had received in fiscal year 2025.

During twelve months ended September 30 2025, the Company realized gain of $160,927 through disposal of subsidiaries, there was no income in the same nature during the same period of 2024. The Company also realized other income of $80,328 during fiscal year 2025, as compared to other expenses of $918,183 for the same period of 2024, mainly attributed to a $1 million provision for an acquisition deposit recorded during fiscal year 2024, due to the uncertainties surrounding the recovery of the deposit.

The overall changes in our other income (expenses) reflected the above major factors.

Provision for Income Taxes

Our provision for income taxes was $339,414 during fiscal year 2025, a decrease of $11,765, or 3.4% from $351,179 in the same period of 2024 due to our decreased taxable income. Under the EIT Law, domestic enterprises and FIEs are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT grants preferential tax treatment to “HNTEs”. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years.

Net (loss) income attributable to Bon Natural Life Limited

As a result of the foregoing, we realized net loss of $1,994,768 in fiscal 2025 as compared with our net income of $398,172 during the same period of 2024.

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

Other income (expenses)

Other income (expenses) primarily includes interest income generated from our bank deposits, interest expenses incurred on our borrowings from various banks and financial institutions, government subsidy income, rental income, allowance of acqusition deposit, income from technology transfer, unrealized foreign currency exchange gain due to our export sales, and investment income of short-term investment.

	For the Years Ended September 30,		Change
(in US dollars, except percentage)	2024	2023	Amount	%
Interest expense, net	(302,863)	$(228,755)	74,108	32.4%
Other income, net
-Government grants	63,450	25,415	(38,035)	149.7%
-Others expenses	(918,183)	(160,255)	757,928	473.0%

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

Other expenses were $918,183 for the fiscal year ended 2024, compared to $160,255 for the fiscal year ended 2023, representing an increase of $757,928, or 473.0%. The significant increase was primarily attributed to a $1 million provision for an acquisition deposit recorded during fiscal year 2024, due to the uncertainties surrounding the recovery of the deposit.

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

Net income

As a result of the foregoing, our net income decreased to $345,248 in fiscal year 2024 from $4,552,682 in fiscal year 2023.

B.	Liquidity and Capital Resources

In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. In May 2024, we closed a private offering of ordinary shares and received subscription proceeds of $5.6 million. In March 2025, we closed a public offering of Class A ordinary shares and received subscription proceeds of $10.7 million.

As of September 30, 2025, we had cash and restricted cash of $6.3 million and working capital of $19.5 million. For the year ended September 30, 2025, the Company realized approximately $2.0 million net loss.

As of September 30, 2025, we had outstanding bank loans of approximately $12.2 million from several PRC banks (including short-term bank loans of $10.2 million, current portion of long-term bank loans of approximately $1.1 million and long-term loan of $0.9 million). Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and our good credit history.

Based on the current operating plan, management believes that the above-mentioned measures, including cash and restricted cash of $6.3 million, collectively will provide sufficient liquidity for us to settle the tax liabilities with local government, to meet our future liquidity for at least 12 months from the date our consolidated financial statements for the year ended September 30, 2025 are issued.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended September 30,
	2025	2024	2023
Net cash provided by (used in) operating activities	141,115	$(7,723,704)	$(616,904)
Net cash used in investing activities	(9,995,938)	(15,727)	(1,185,665)
Net cash provided by financing activities	15,454,803	8,755,113	1,155,247
Effect of exchange rate change on cash	7,388	(469,823)	(80,788)
Net increase (decrease) in cash	5,607,368	545,859	(728,110)
Cash and restricted cash, beginning of year	658,610	112,751	840,861
Cash and restricted cash, end of year	6,265,978	$658,610	$112,751

Cash flows from operating activities

Net cash provided by operating activities during the year ended September 30, 2025 was $141,115, primarily attributable to net loss of $2,049,431 for the fiscal year ended September 30, 2025, an allowance of doubtful accounts of $693,822 due to the credit risk associated with the recovery of our accounts receivable, a share-based compensation of $1,393,573, primarily due to the increase of consulting services provided to the Company and settled through issuing Class A ordinary shares during the fiscal year 2025, an increase of $108,814 in accounts receivable due to increased customers payment period during the fiscal year 2025, an increased of $11,736,318 in prepaid expenses and other current assets.

Net cash used in operating activities during the year ended September 30, 2024 was $7,723,704, primarily attributable to net income of $345,248 for the year ended September 30, 2024, an allowance of doubtful accounts of $1,000,000 primarily due to the credit risk associated with the recovery of our acquisition deposit, a share-based compensation of $1,319,840 primarily due to the increase consultants that were engaged during the fiscal year 2024, an increase of $6,814,746 account receivable due to increased customers payment period during the fiscal year 2024, an increased of $5,586,209 in advance to suppliers primarily due to increased payment to secure raw material in the fiscal year 2024, and increase in prepaid expenses and other current assets of $7,400,216.

Net cash used in operating activities during the year ended September 30, 2023 was $616,904, primarily attributable to net income of $4,552,682 for the year ended September 30, 2023, our taxes payable increased by $1,561,946 primarily due to increased sales in the year ended September 30, 2023, an decrease of $2,081,376 account receivable due to increased account receivable settlement during the year ended September 30, 2023, and increase in advance to suppliers of $4,563,347 due to the advance payment to our suppliers and contractors.

Cash flows from investing activities

Net cash used in investing activities during the year ended September 30, 2025 was $9,995,938 which was primarily attributable to the capital expenditure on construction-in-progress of $4,364,757 and purchase of intangible assets of $5,624,354 during the fiscal year 2025.

Net cash used in investing activities during the year ended September 30, 2024 was $15,727 which was primarily attributable to the purchase of property and equipment of $7,047 in the continuing operations during the fiscal year 2024. Net cash used in investing activities from discontinued operations was $8,745 during fiscal year 2024.

Net cash used in investing activities during the year ended September 30, 2023 was $1,185,665 which was primarily attributable to the purchase of intangible assets during the year ended September 30, 2023 of $669,190 in continuing operations and net cash used in investing activities from discontinued operations of $460,125.

Cash flows from financing activities

Net cash provided by financing activities for the year ended September 30, 2025 was $15,454,803, primarily include proceeds from short-term loans of $12,020,797, which was partially offset by repayment of short-term loans of $7,290,399; proceeds from long-term loans of $970,537, which was partially offset by repayment of long-term loans of $340,102. As well as net proceeds from issuance of Class A ordinary shares in a public offering of $10,672,912.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended September 30, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As of September 30, 2025 and 2024, there were no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

As of September 30, 2025, we had the following contractual obligations:

		Payment Due by Period
Contractual obligations	Amount	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
(1) Debt obligations	$12,172,653	$11,329,838	$842,815	$-	$-
(2) Lease obligations	$113,398	$76,797	$36,601	$-	$-
Total	$12,286,051	$11,406,635	$879,416	$-	$-

(1) As of September 30, 2025, we had total $12.2 short-term and long-term borrowings from several PRC banks and financing institutions (including short-term loans of $10.2 million, current portion of long-term loans of $1.1 million and long-term loans of $0.9 million) (see Footnote 11 – Debt, for details).

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

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of adopting this guidance on its financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures” (Subtopic 220-40) (“ASU 2024-03”). The objective of ASU 2024-03 is to improve disclosures about a public entity’s expenses, primarily through additional disaggregation of income statement expenses. In January 2025, the FASB further clarified the effective date of ASU 2024-03 with the issuance of Accounting Standards Update 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted and may be applied either on a prospective or retrospective basis. The Company is currently evaluating the impact ASU 2024-03 will have on its financial statement disclosures.

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

Although the Board of Directors and management team for Bon Natural Life Limited has been recently constituted, each of our executive officers has been serving in an equivalent position with Xi’an App-Chem for some time as indicated in the footnotes to the table below. Our executive officers and directors and their ages as of the date of this Annual Report are as follows:

Name	Age	Date Joined Bon Natural Life	Position(s) and Office(s) Held
Yongwei Hu	54	June, 2020(1)	Chief Executive Officer, Director, and Chairman
Xin Ma	48	November, 2025	Chief Financial Officer
Yingchun Xue	52	June, 2020(2)	Chief Operating Officer
Wenjuan Chen	46	June, 2020(3)	Chief Marketing Officer
Jianli Liu	66	June, 2020(4)	Chief Technology Officer and Chief Scientist
Jianjun Gao	54	August, 2023	Director
Jing Chen	59	October, 2023	Director
Zhixiang Gao	55	October, 2023	Director
Jing Liu	47	October 2024	Director

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

Xin Ma is our Chief Financial Officer. Prior to joining the Company, Mr. Ma served as the Vice President of Finance at Zhejiang United Hydrogen Energy Technology Co., Ltd. (since March 2025). Mr. Ma has served in a variety of key leadership roles with companies including Easy Home Trading Co., Ltd. (March 2016 - March 2025 as Vice President), SkyPeople Juice Group Co., Ltd (Nasdaq: SPU) (January 2012 - November 2015 as Chief Financial Officer), Nanyang Universal Solar Technology Co., Ltd. (Nasdaq: UNSS) (January 2011- December 2011 as Chief Financial Officer), and Kangtan Biologic Technology (Shandong) Co., Ltd. (Nasdaq: KWBT) (February 2006 - December 2010 as Chief Financial Officer). He received his MSc. Finance and MSc. Management from the University of Leicester, UK and is a Certified Public Accountant in the state of Washington. Mr. Ma is also a Financial Risk Manager, certified by the Global Association of Risk Professionals as well as a member of Association of Chartered Certified Accountants.

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

Set forth below is the compensation paid during the fiscal year ended September 30, 2025 for each of our executive officers and directors. The figures below represent the compensation paid by Xi’an App-Chem:

Name		2025 Compensation
Yongwei Hu	US$	26,620
Wallace Lee (former Chief Financial Officer)	US$	46,200
Xin Ma	US$	-
Yingchun Xue	US$	16,638
Wenjuan Chen	US$	16,638
Jianli Liu	US$	-
Jianjun Gao	US$	12,000
Jing Chen	US$	18,000
Zhixiang Gao	US$	8,319
Jing Liu	US$	-

C.	Board Practices

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

Jianjun Gao serves under a Director Service Agreement dated August 3, 2025 (the “Agreement”). Under the Agreement Mr. Gao receives a stipend of $1,000 per month for each month and a stock options of $12,000 per year for each year of service as director. The term of this Agreement is one year. Upon expiration of this Agreement, Agreement renewal should be based on negotiations between the Company and director.

Jing Chen serves under a Director Service Agreement dated October 3, 2025 (the “Agreement”). Under the Agreement, Ms. Chen receives a stipend of $1,500 per month for each month and stock options having a value of $12,000, to be determined by reference to the closing price of Company’s stock on October 3, 2025. The term of this Agreement is one year. Upon expiration of this Agreement, Agreement renewal should be based on negotiations between the Company and director.

Zhixiang Gao serves under a Director Service Agreement dated October 3, 2025 (the “Agreement”). Under the Agreement, Mr. Gao receives a stipend of $1,000 per month for each month and stock options having a value of $12,000, to be determined by reference to the closing price of Company’s stock on October 3, 2025. The term of this Agreement is one year. Upon expiration of this Agreement, Agreement renewal should be based on negotiations between the Company and director.

Jing Liu serves under a Director Service Agreement dated October 28, 2025 (the “Agreement”). Under the Agreement, Ms. Liu receives stock options having a value of $12,000, to be determined by reference to the closing price of Company’s stock on October 27, 2025. The term of this Agreement is one year. Upon expiration of this Agreement, Agreement renewal should be based on negotiations between the Company and director.

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

As of September 30, 2025, we had a total of 96 full time employees, of which 50 are in production, 5 are in quality control, 15 are in R&D, 15 are in sales and marketing, 6 are in finance and accounting, and 5 are in office and administration. We do not have any part time employees.

E.	Share Ownership

The following table sets forth, as of the date of this Annual Report, the beneficial ownership of our ordinary shares by each executive officer and director, by each person known by us to beneficially own more than 5% of our ordinary shares and by the executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 6,086,971 Class A ordinary shares and 2,041,839 Class B ordinary shares issued and outstanding.

Current Executive Officers and Directors	Amount of beneficial ownership	Percentage of beneficial ownership of Class A Ordinary Shares	Amount of beneficial ownership of Class B Ordinary Shares	Percentage of beneficial ownership of Class B Ordinary Shares
Yongwei Hu	-	-	2,004,427	98.17%
Xin Ma	-	-	-	-
Yingchun Xue(1)	120	*	-	-
Wenjuan Chen(1)	80	*	-	-
Jianli Liu(2)	549	*	-	-
Jianjuan Gao	-	-	-	-
Jing Chen	-	-	-	-
Zhixing Gao	-	-	-	-
Jing Liu	-	-	37,412	1.83%
Total of all current officers and directors:	749	*	2,041,839	100%

≥5% Beneficial owner
	-	-	-	-
* Less than 1%

1)	Represents proportional beneficial ownership of shares held in Lavender Oil Limited, a company in which Yingchun Xue, our COO, Wenjuan Chen, our CMO, and Zhenzhao Li, our former CFO, are shareholders and hold the shares through their proportional ownership of Lavender Oil Limited.

(2)	Represents proportional beneficial ownership of shares held in Hawthorn Fruit Limited, a company in which Jianli Liu is a shareholder and holds the shares through his proportional ownership of Hawthorn Fruit Limited.

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

Except as set forth below, during our preceding three financial years up to the date of this Annual Report, there have been no transactions or loans between the company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence:

(a) Due to related parties

	Related party relationship	September 30, 2025	September 30, 2024

Yongwei Hu	Chief Executive Officer and Controlling shareholder of the Company	130,983	81,089
Wenhu Guo	Senior Management of the Company	-	11,543
Sheying Wang	Senior Management of the Company	3,090	145,634
Yuantao Wang	49% shareholder of Tianjin YHX	-	18,105
Shaanxi Meishengyuan Biotechnology Co., Ltd	Mr Hu, the Chief Executive Officer and Controlling shareholder of the Company, is also the majority shareholder and director of this company	-	43
Total due to related parties		$134,073	$256,414

As of September 30, 2025 and 2024, the balance of due to related parties was comprised of the Company’s borrowings from related parties and was used for working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand.

(b) Due from related parties

	Related party relationship	September 30, 2025	September 30, 2024

Wenjuan Chen	Senior Management of the Company	$6,304	$4,700
Lu Jiang	Employee of the Company	757	768
Jing Liu	Wife of the controlling shareholder	76,132	7,709
Wenhu Guo	Senior Management of the Company	15,624	10,544
Shujie Mou	Senior Management of Tianiin YHX	-	2,953
Shaanxi Kangdi Health Technology Co., LTD	25% shareholder of Xi’an Shanfang	428,572	6,554
Total due from related parties		$527,389	$33,228

As of September 30, 2025 and 2024, the balance of due from related parties was mainly comprised of advance to the employees for business purposes, such as investment receivable from one related party, unreimbursed expenses and petty cash, etc.

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

Approximate Number of Holders of Our Securities

On September 30, 2025, there were 11 shareholders of record of our common stock, including 9 Class A ordinary shareholders and 2 Class B ordinary shareholders. Certain of our securities are held in nominee or street name so the actual number of beneficial owners of our securities is greater than the number of record holders set forth above.

B.	Plan of Distribution

Not applicable.

C.	Markets

See our disclosures above under “A. Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

The capital of the Company is US$25,100,000 divided into (a) 1,000,000,000 Class A ordinary shares of a par value of US$0.025 each, (b) 50,000,000 Class B ordinary shares of a par value of US$0.001 each and (c) 50,000,000 preference shares of a par value of US$0.001 each. As of the date of this Annual Report, 6,086,971 Class A ordinary shares and 2,041,839 Class B ordinary shares issued and outstanding. All of our issued and outstanding ordinary shares are fully paid.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 3.8% for the year ended September 30, 2024 and depreciated 0.8% for the year ended September 30, 2025. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

Interest Rate Risk

We are not currently exposed to interest rate risk. We do not own any interest-bearing instruments and our interest-bearing debt carries a fixed rate.

Market Price Risk

We are not currently exposed to commodity price risk or market price risk.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

Seasonality does not materially affect our business or the results of our operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

As of the date of this Annual Report, we had the following warrants and options outstanding:

●	Options issued to our directors as follows:

○	Options to purchase Class A ordinary shares of the Company, par value $0.025 per share, at an exercise price of $0.25 per share. The stock options issued to the Director shall have a value of $12,000, to be determined by reference to the closing price of Company’s stock on August 3, 2023.

○	Options to purchase Class A ordinary shares of the Company, par value $0.025 per share, at an exercise price of $0.25 per share. The stock options issued to the Director shall have a value of $12,000, to be determined by reference to the closing price of Company’s stock on August 1, 2025.

○	Options to purchase Class A ordinary shares of the Company, par value $0.025 per share, at an exercise price of $0.025 per share. The stock options issued to the Director shall have a value of $12,000, to be determined by reference to the closing price of Company’s stock on October 3, 2025.

○	Options to purchase Class A ordinary shares of the Company, par value $0.025 per share, at an exercise price of $0.025 per share. The stock options issued to the Director shall have a value of $12,000, to be determined by reference to the closing price of Company’s stock on October 3, 2025.

○	Options to purchase Class A ordinary shares of the Company, par value $0.025 per share, at an exercise price of $0.25 per share. The stock options issued to the Director shall have a value of $12,000, to be determined by reference to the closing price of Company’s stock on October 28, 2025.

●	Warrants issued to investors as follows:

○	Warrants to purchase a total of 333,333 Class A ordinary shares of the Company, par value $0.025 per share, at an exercise price of $36 per share.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

We do not have any American Depositary Shares.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act, as of September 30, 2025.

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

Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of September 30, 2025, due to material weaknesses in our internal control over financial reporting related to a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements

Following the identification of the material weaknesses and control deficiencies, we have taken remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control.

As of the date of this Annual Report, we have not fully addressed the above-referenced weaknesses. However, we have made progress in implementing remedial measures, specifically:

●	We have hired two additional mid-level financial staff in late 2020, one of whom has been staffed in financial reporting unit and the other in internal control department. In addition, we appointed Mr. Xin Ma as our CFO on November 12, 2025, who has extensive financial and tax experience in public companies in the U.S. with U.S. Certified Public Accountant qualifications.

●	Since September 30, 2020, the management team, including our chief executive officer, Mr. Yongwei Hu and other management team members of our PRC subsidiary and its subsidiaries in the PRC have held internal meetings, discussions, trainings, and seminars on a monthly basis to review our financial statements and operational performance and to identify areas to improve our internal control procedures.

●	We have appointed directors and established an audit committee;

Management, under the oversight of the Board and Audit Committee, continues to evaluate contingency plans in response to potential changes in regulatory and audit inspection environments.

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

Management assessed our internal control over financial reporting as of September 30, 2025. The standard measures adopted by management in making its evaluation are the measures in the Internal-Control Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on management’s assessment using the COSO criteria, our CEO and CFO concluded that our internal control over financial reporting as of September 30, 2025 was not effective. We have taken, and are taking, certain actions to remediate the material weaknesses.

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

D.	Changes in Internal Controls over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to all of the directors, officers and employees of the Company and its subsidiaries, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the Code of Ethics is filed as Exhibit 14.1 to our amended registration statement on Form F-1 filed on May 14, 2021. During the fiscal year ended September 30, 2025, there were no waivers of our Code of Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended September 30,
	2025	2024
Audit Fees*	$263,000	$200,000

*	“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

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

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have not currently adopted an insider trading policy.

ITEM 16K. CYBERSECURITY.

Cybersecurity Risk Management and Strategy

We recognize the importance of safeguarding the security of our computer systems, software, networks, and other technology assets. We have implemented cybersecurity measures and protocols for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. This framework includes steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat, implementing cybersecurity countermeasures and mitigation strategies and informing our board of directors of material cybersecurity threats and incidents. Our management team is responsible for assessing our cybersecurity risk management program and we are reliant on third parties to service parts of our IT infrastructure. We identify potential risks from third-party service providers through threat intelligence. Once any risks impacting our IT assets are identified, our management team will implement appropriate risk mitigation measures.

We conduct cybersecurity risk assessments in response to changes in our business needs, which encompass risks to our objectives as well as those arising from potential compromises of data security. These assessments inform the development of operational procedures, including emergency response plans for cybersecurity incidents, data classification standards, and protocols for data asset identification and classification management within our business operations.

In the year ended September 30, 2025, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Governance

Significant developments regarding cybersecurity threats, incidents and related responses are addressed at a board level. Management holds primary responsibility for addressing cybersecurity matters, with the information technology personnel conducting day-to-day assessment, management and monitoring of cybersecurity risks. When cybersecurity issues occur, our information technology personnel will collect the relevant information, prepare solutions to mitigate the issues, and report the incidents to our management.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect(4)

4.1	Registrant’s Specimen Certificate for Ordinary Shares(2)

4.2	2024 Equity Incentive Plan(4)

10.1	Labor Contract between Xi’an App-Chem and Yongwei Hu(1)

10.2	Loan Agreement(1)

10.3	Director Service Agreement with Yingchun Xue(7)

10.4	Director Service Agreement with Jianjun Gao(7)

10.5	Director Service Agreement with Jing Chen(8)

10.6	Director Service Agreement with Zhixiang Gao(8)

10.7	English translation of Property Lease Agreement for Weinan Raw Materials and Ingredients Production Site(1)

10.8	Form of Subscription Agreement for private offering closed January 17, 2023(6)

10.9	Form of Warrant issued in private offering closed January 17, 2023(6)

10.10	English Translation of Employment Agreement between Ma Xin and Bon Natural Life Limited(10)

14.1	Code of Business Conduct and Ethics(1)

21.1	Significant subsidiaries of the Registrant(5)

31.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)(11)

31.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a) (11)

32.1	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(11)

32.2	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(11)

99.1	Clawback Policy(9)

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

(6) Incorporated by reference to Report of Foreign Private Issuer on Form 6-K filed January 20, 2023

(7) Incorporated by reference to Report of Foreign Private Issuer on Form 6-K filed August 4, 2023

(8) Incorporated by reference to Report of Foreign Private Issuer on Form 6-K filed October 5, 2023

(9) Incorporated by reference to Report of Foreign Private Issuer on Form 6-K filed November 28, 2023

(10) Incorporated by reference to Report of Foreign Private Issuer on Form 6-K filed November 14, 2025

(11) Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: January 22, 2026	Bon Natural Life Limited

/s/ Yongwei Hu
Yongwei Hu
Chief Executive Officer

INDEX TO CONSOLDIATED FINANCIAL STATEMENTS

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Bon Natural Life Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bon Natural Life Limited and its subsidiaries (collectively, the “Company”) as of September 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for the years ended September 30, 2025, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for years ended September 30, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

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

PCAOB ID 6781
Irvine, California
January 22, 2026

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2025	2024
ASSETS
CURRENT ASSETS
Cash	$3,765,978		$80,466
Restricted cash	2,500,000		576,739
Accounts receivable, net	11,012,741		11,781,103
Inventories, net	3,305,438		1,572,224
Advances to suppliers, net	15,938,109		14,469,299
Due from related parties	527,389		33,228
Prepaid expenses and other current assets	8,710,796		4,296,949
Current assets held for sale associated with the sale of the Gansu subsidiary	-		6,983,849
TOTAL CURRENT ASSETS	$45,760,451		$39,793,857
NON-CURRENT ASSETS
Property, plant and equipment, net	$18,158,289		$15,005,686
Intangible assets, net	6,424,893		776,995
Right-of-use lease assets, net	113,250		141,895
Non-current other receivables	14,728,732		-
Deferred tax assets, net	-		1,388
Non-current assets held for sale associated with the sale of the Gansu subsidiary	-		6,045,611
TOTAL NON-CURRENT ASSETS	$39,425,164		$21,971,575
TOTAL ASSETS	$85,185,615		61,765,432
		$
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans	$10,248,225		$5,719,493
Current portion of long-term loans	1,081,613		461,765
Accounts payable	7,641,274		3,428,102
Due to related parties	134,073		244,871
Taxes payable	4,881,898		3,681,166
Deferred revenue	219,678		506,769
Accrued expenses and other current liabilities	2,024,902		2,243,219
Operating lease liabilities, current	76,797		148,904
Current liabilities held for sale associated with the sale of the Gansu subsidiary	-		11,543
TOTAL CURRENT LIABILITIES	$26,308,460		$16,445,832
NON-CURRENT LIABILITIES
Long-term loans	$842,815		$970,061
Operating lease liability, non-current	36,601		-
TOTAL NON-CURRENT LIABILITIES	$879,416		$970,061
TOTAL LIABILITIES	$27,187,876		$17,415,893

SHAREHOLDERS’ EQUITY
Class A Ordinary shares ($0.025 par value, 1,000,000,000 shares authorized, 6,086,971 and 77,149 shares issued and outstanding as of September 30, 2025 and 2024, respectively)	152,174		1,928
Class B Ordinary shares ($0.001 par value, 50,000,000 shares authorized, 2,041,839 shares issued and outstanding as of September 30, 2025 and 2024)	2,042		2,042
Additional paid-in capital	40,791,764		25,005,100
Statutory reserve	2,849,440		2,733,354
Retained earnings	16,630,831		18,741,685
Accumulated other comprehensive (loss)	(2,875,571)		(2,577,418)
TOTAL BON NATURAL LIFE LIMITED SHAREHOLDERS’ EQUITY	$57,550,680		$43,906,691
NON-CONTROLLING INTEREST	$447,059		$442,848
TOTAL SHAREHOLDERS’ EQUITY	$57,997,739		$44,349,539
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$85,185,615		$61,765,432

The accompanying notes are integral part of these consolidated financial statements.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

	For the Years Ended September 30,
	2025	2024	2023
REVENUE	$18,670,684	$23,844,556	$29,522,353
COST OF REVENUE	(14,791,863)	(16,734,547)	(20,682,326)
GROSS PROFIT	3,878,821	7,110,009	8,840,027

OPERATING EXPENSES
Selling expenses	(436,933)	(270,579)	(293,719)
General and administrative expenses	(4,310,910)	(3,345,240)	(2,311,378)
Research and development expenses	(754,193)	(1,620,656)	(298,469)
TOTAL OPERATING EXPENSES	(5,502,036)	(5,236,475)	(2,903,566)

(LOSS) INCOME FROM OPERATIONS	(1,623,215)	1,873,534	5,936,461

OTHER INCOME (EXPENSES)
Interest income	867	393	9,414
Interest expense	(366,180)	(303,255)	(238,168)
Government subsidiaries	37,256	63,450	25,415
Gain (loss) on disposal of subsidiaries	160,927	-	-
Other income (expenses)	80,328	(918,183)	(160,255)
TOTL OTHER EXPENSES, NET	(86,802)	(1,157,595)	(363,594)

INCOME BEFORE INCOME TAX PROVISION	(1,710,017)	715,939	5,572,867

INCOME TAX PROVISION	339,414	351,179	1,002,298

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	(2,049,431)	364,760	4,570,569

Net loss from the sale of the Gansu subsidiary	-	(19,512)	(17,887)

NET (LOSS) INCOME	(2,049,431)	345,248	4,552,682

Less: net loss attributable to non-controlling interest	(54,663)	(52,924)	(43,300)
NET (LOSS) INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$(1,994,768)	$398,172	$4,595,982

OTHER COMPREHENSIVE (LOSS) INCOME
Total foreign currency translation adjustment	(298,871)	1,102,618	(1,040,285)
TOTAL COMPREHENSIVE (LOSS) INCOME	(2,348,302)	1,447,866	3,512,397
Less: comprehensive loss attributable to non-controlling interest	(55,381)	(54,333)	(33,311)
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$(2,292,921)	$1,502,199	$3,545,708

(LOSS) EARNINGS PER SHARE
Basic	$(0.72)	$4.17	$125.72
Diluted	$(0.72)	$4.14	$124.92

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	2,755,232	95,513	36,558
Diluted	2,755,232	96,114	36,792

The accompanying notes are integral part of these consolidated financial statements.

BON NATURAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’	Non- controlling	Total
	Shares	Amount	Shares	Amount	capital	reserve	earnings	income (loss)	equity	interest	equity
Balance as of September 30, 2022	25,673	$642	197,789	$198	$15,711,450	$1,804,116	$14,676,769	$(2,631,171)	$29,562,004	$530,492	$30,092,496
Issuance of ordinary shares and warrants in a private placement, net	11,000	275	-	-	2,027,269	-	-	-	2,027,544	-	2,027,544
Issuance of ordinary shares for services	2,280	57	-	-	218,247	-	-	-	218,304	-	218,304
Exercise of stock options	90	2	-	-	(2)	-	-	-	-	-	-
Share-based compensation	-	-	-	-	131,092	-	-	-	131,092	-	131,092
Appropriation to statutory reserve	-	-	-	-	-	568,755	(568,755)	-	-	-	-
Net income	-	-	-	-	-	-	4,595,982	-	4,595,982	(43,300)	4,552,682
Foreign currency translation adjustment	-	-	-	-	-	-	-	(1,050,274)	(1,050,274)	9,989	(1,040,285)
Balance as of September 30, 2023	39,043	$976	197,789	$198	$18,088,056	$2,372,871	$18,703,996	$(3,681,445)	$35,484,652	$497,181	$35,981,833
Issuance of ordinary shares and warrants in a private placement, net	24,055	601	1,844,050	1,844	5,597,555	-	-	-	5,600,000	-	5,600,000
Share-based compensation	11,600	290	-	-	1,319,550	-	-	-	1,319,840	-	1,319,840
Issuance of ordinary shares for the round-up of the share consolidation	2,451	61	-	-	(61)	-	-	-	-	-	-
Appropriation to statutory reserve	-	-	-	-	-	360,483	(360,483)	-	-	-	-
Net income	-	-	-	-	-	-	398,172	-	398,172	(52,924)	345,248
Foreign currency translation adjustment	-	-	-	-	-	-	-	1,104,027	1,104,027	(1,409)	1,102,618
Balance as of September 30, 2024	77,149	$1,928	2,041,839	$2,042	$25,005,100	$2,733,354	$18,741,685	$(2,577,418)	$43,906,691	$442,848	$44,349,539
Issuance of Class A Ordinary shares and warrants for a public offering, net	28,000	700	-	-	10,672,212	-	-	-	10,672,912	-	10,672,912
Exercise of pre-funded warrants	305,333	7,633	-	-	(7,633)	-	-	-	-	-	-
Cashless exercise of series B warrants	3,716,706	92,918	-	-	(92,918)	-	-	-	-	-	-
Issuance of Class A ordinary shares for the round-up of the share consolidation	19,268	482	-	-	(482)	-	-	-	-	-	-
Share-based compensation	1,940,515	48,513	-	-	5,215,485	-	-	-	5,263,998	-	5,263,998
Appropriation to statutory reserve	-	-	-	-	-	116,086	(116,086)	-	-	-	-
Elimination of NCI at disposal of subsidiary	-	-	-	-	-	-	-	-	-	59,592	59,592
Net loss	-	-	-	-	-	-	(1,994,768)	-	(1,994,768)	(54,663)	(2,049,431)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(298,153)	(298,153)	(718)	(298,871)
Balance as of September 30, 2025	6,086,971	$152,174	2,041,839	$2,042	$40,791,764	$2,849,440	$16,630,831	$(2,875,571)	$57,550,680	$447,059	$57,997,739

The accompanying notes are integral part of these consolidated financial statements.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2025	2024	2023
Cash flows from operating activities
Net (loss) income	$(2,049,431)	$345,248	$4,552,682
Less: net loss from discontinued operations	-	(19,512)	(17,887)
Net income from continuing operations	(2,049,431)	364,760	4,570,569
Adjustments to reconcile net (loss) income to cash provided (used in) operating activities:
Allowance for doubutful accounts	693,822	1,000,000	-
Depreciation and amortization	1,087,635	1,107,360	949,550
Inventory reserve (recovery)	432,765	(990)	(5,812)
Deferred income tax	-	-	1,411
Amortization of operating lease right-of-use assets	198,378	170,172	228,552
Share-based compensation	1,393,573	1,319,840	349,396
(Gain) loss on disposal of subsidiaries	(160,927)	-	-
Changes in operating assets and liabilities:
Accounts receivable	(108,814)	(6,814,746)	2,081,376
Inventories	(2,165,615)	(530,637)	721,371
Advance to supplies, net	(1,668,615)	(5,586,209)	(4,563,346)
Prepaid expenses and other current assets	(11,736,318)	(7,400,216)	(2,170,541)
Accounts payable	6,107,669	1,917,735	833,547
Operating lease liabilities	(32,952)	-	(232,147)
Taxes payable	1,268,173	832,476	1,561,946
Deferred revenue	(276,248)	385,769	(80,176)
Accrued expenses and other current liabilities	7,158,020	5,525,631	2,097,424
Net cash provided by (used in) operating activities from continuing operations	141,115	(7,709,055)	6,343,120
Net cash used in operating activities from discontinued operations	-	(14,649)	(6,960,024)
Net cash provided by (used in) operating activities	$141,115	$(7,723,704)	$(616,904)

Cash flows from investing activities
Purchase of short-term investments	$-	$-	$(67)
Proceeds upon redemption of short-term investments	-	65	-
Purchase of property and equipment	(6,827)	(7,047)	(61,906)
Proceeds from sales of property and equipment	-	-	-
Capital expenditure on construction-in-progress	(4,364,757)	-	-
Purchase of intangible assets	(5,624,354)	-	(669,190)
Proceeds of borrowings to related parties	-	-	5,623
Net cash used in investing activities from continuing operations	(9,995,938)	(6,982)	(725,540)
Net cash used in investing activities from discontinued operations	-	(8,745)	(460,125)
Net cash used in investing activities	$(9,995,938)	$(15,727)	$(1,185,665)

Cash flows from financing activities
Net proceeds from issuance of ordinary shares	$10,672,912	$5,600,000	$2,027,544
Proceeds from short-term loans	12,020,797	4,308,260	2,879,809
Proceeds from long-term loans	970,537	694,030	1,132,803
Repayment of short-term loans	(7,290,399)	(1,510,029)	(2,728,836)
Repayment of long-term loans	(340,102)	(451,269)	(2,143,046)
Proceeds from (repayment of) borrowings from related parties	(578,942)	205,190	10,419

Proceeds from (repayment of) third party loans	-	(96,066)	-
Proceeds from (repayment of) finance lease	-	-	(26,509)

Net cash provided by financing activities from continuing operations	15,454,803	8,750,116	1,152,184
Net cash provided by financing activities from discontinued operations	-	4,997	3,063
Net cash provided by financing activities	$15,454,803	$8,755,113	$1,155,247

Effect of changes of foreign exchange rates on cash	7,388	(469,823)	(80,788)
Net increase (decrease) in cash and restricted cash	5,607,368	545,859	(728,110)
Cash and restricted cash, beginning of year	658,610	112,751	840,861
Cash and restricted cash, end of year	6,265,978	658,610	112,751
Less: cash of discontinued operations, end of year	-	1,405	1,517
Cash and restricted cash of the continued operations at the end of the year	$6,265,978	$657,205	$111,235

Supplemental disclosure of cash flow information
Cash paid for interest expenses	$324,026	$303,325	$238,224
Cash paid for income taxes	$-	$-	$478,683
Supplemental disclosure of non-cash investing and financing activities
Exercise of options	$-	$-	$2
Right-of-use assets obtained in exchange for operating lease obligations	$-	$-	$-
Unpaid purchase of property and equipment	$-	$-	$403,318

The accompanying notes are integral part of these consolidated financial statements.

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

Tea Essence owns 100% equity interest of Tea Essence Health Tech (Hangzhou) Co., Ltd. (“Tea Essence (Hangzhou)”), an Wholly Foreign-Owned Enterprise (“WFOE”) incorporated in Hangzhou City on March 9, 2023 in accordance with PRC laws.

Xi’an Cell and Molecule Information Technology Limited. (“Xi’an CMIT”) was formed on April 9, 2020, in the People’s Republic of China (“PRC”).

Bon Natural, Tea Essence, and Tea Essence (Hangzhou) are currently not engaging in any active business operations and merely acting as holding companies.

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

In addition, Xi’an App-Chem also owns majority of the equity interest in the following two entities: Xi’an Dietary Therapy Medical Technology Co., Ltd (“Xi’an DT”) was incorporated on April 24, 2015 in accordance with PRC laws, with 75% equity ownership interest owned by Xi’an App-Chem; Tianjin Yonghexiang Bio(Tech) Co., Ltd. (“Tianjin YHX”) was incorporated on September 26, 2019 in accordance with PRC laws, with 51% equity ownership interest owned by Xi’an App-Chem. On June 26, 2025, App-Chem sold 51% equity ownership of Tianjin YHX for the consideration of RMB 1. The disposal does not represent a strategic shift of the Company and had no major effect on the Company’s operations and financial results.

On March 9, 2023, Xi’an App-Chem established a new 100% controlled subsidiary, Bozhou Dietary Therapy Health Technology Co., Ltd. (“Bozhou DT”).

On September 27, 2021, the Company disposed Balikun to a third party for RMB 1.00. As Balikun had no operating activity and no material assets, the disposal of Balikun did not constitute discontinued operation.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Details of the subsidiaries of the Company as of September 30, 2025 were set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Bon Natural Life	December 11, 2019	Cayman Islands	Parent, 100%	Investment holding

Bon Natural Life U.S.A.	February 7, 2023	U.S.A.	100%	Investment holding

Tea Essence	January 9, 2020	Hong Kong	100%	Investment holding

Xi’an CMIT	April 9, 2020	Xi.an City, PRC	100%	WFOE, Investment holding

Xi’an Youpincui	September 8, 2021	Xi.an City, PRC	100%	WFOE, Investment holding

PRC Subsidiaries:

Tea Essence Tech (HangZhou) Co, Ltd.	October 24, 2024	Hangzhou City, PRC	100%	WFOE, Investment holding

Xi’an App- Chem Bio (Tech)	April 23, 2006	Xi’an City, PRC	100% owned by WFOEs	General administration and sales of the Company’s products to customers

Xi’an YH	September 15, 2009	Xi’an City, PRC	91% owned by Xi’an CMIT, 9% owned by Xi’an App-Chem	Research and development of product

Bon Operating Companies (owned by Xi’an App-Chem)

App-Chem Health	April 17, 2006	Tongchuan City, PRC	100% owned by Xi’an App-Chem	Registered owner of land with an area of 12,904.5 square meters, no other business activities
App-Chem Ag-tech	April 19, 2013	Dali County, PRC	100% owned by Xi’an App-Chem	Product manufacturing
App-Chem Guangzhou	April 27, 2018	Guangzhou City, PRC	100% owned by Xi’an App-Chem	Raw material purchase
Tongchuan DT	May 22, 2017	Tongchuan City, PRC	99% owned by Xi’an App-Chem,1% owned by App-Chem Health	Product manufacturing
Xi’an DT	April 24, 2015	Xi’an City, PRC	75% owned by Xi’an App-Chem	Research and development of product
Bozhou DT	March 9, 2023	Bozhou City, PRC	100% owned by Xi’an App-Chem	Product manufacturing
Xianyang DT	April 16, 2025	Xianyang City, PRC	100% owned by Xi’an App-Chem	Technology developement and sales of the products

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

Non-controlling interests

Non-controlling interest represent minority shareholders’ 25% ownership interest in Xi’an DT as of September 30, 2025.

Non-controlling interests represent minority shareholders’ 25% ownership interest in Xi’an DT and a minority shareholder’s 49% ownership interest in Tianjin YHX as of September 30, 2024.

The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Company are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income or loss for the years ended September 30, 2025, 2024 and 2023.

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

Cash and restricted cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are insured by the PRC regulation for a maximum amount of RMB 500,000 and are not insured by the Federal Deposit Insurance Corporation (see Note 17).

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

Accounts receivable, net

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the collection is not probable, $693,822, $nil and $99,528 uncollectible account receivable was written-off during the years ended September 30, 2025, 2024 and 2023, respectively. Allowance for uncollectible balances amounted to $707,149 and $13,520 as of September 30, 2025 and 2024, respectively.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Advances to Suppliers, net

Advances to suppliers consist of balances paid to suppliers for inventory raw materials and construction materials associated with the Company’s construction-in-progress projects that have not been provided or received. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for unrealizable balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. As of September 30, 2025 and 2024, no allowance for doubtful account was recorded.

Inventories, net

Inventories are stated at net realizable value using weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging, expiration dates, as applicable, taking into consideration historical and expected future product sales. The Company recorded inventory reserve of $438,553 and $106 as of September 30, 2025 and 2024, respectively.

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

Unless otherwise disclosed, the fair value of the Company’s cash, short-term investment, accounts receivable, inventories, advance to suppliers, prepaid expenses and other current assets, accounts payable, short-term bank loans, accrued expenses and other current liabilities, taxes payable and due to related parties, approximate the fair value of the respective assets and liabilities as of September 30, 2025 and 2024 based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of long-term loans approximates fair value at September 30, 2025 and 2024 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

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

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Discontinued operations

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

On June 26, 2025, App-Chem sold 51% equity ownership of Tianjin YHX for the consideration of RMB 1. The disposal does not represent a strategic shift of the Company and had no major effect on the Company’s operations and financial results.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Impairment of long-lived Assets

Long-lived assets, such as property, plant and equipment, land use rights and long-term investment, are reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of a long-lived asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying value of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Assets to be disposed are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated. No impairment of long-lived assets was recognized as of September 30, 2025 and 2024.

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

Foreign Currency Translation

The functional currency for Bon Natural is the U.S Dollar (“US$”). Tea Essence uses Hong Kong dollar as its functional currency. However, Bon Natural, and Tea Essence currently only serve as the holding companies and did not have active operations as of September 30, 2025. The Company operates its business through its subsidiaries in the PRC as of September 30, 2025. The functional currency of the Company’s subsidiaries is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into US$.

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	September 30, 2025	September 30, 2024	September 30, 2023
Period-end spot rate	US$1=RMB7.1190	US$1=RMB7.0176	US$1=RMB7.2960
Average rate	US$1=RMB7.2125	US$1=RMB7.2043	US$1=RMB7.0533

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

In accordance to ASC 606, the Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. When the company sells goods to customers within the PRC, the Company realizes revenue when customers’ signed delivery receipt has been obtained; when the company sells goods to customers outside the PRC, the Company realizes revenue when the customs declaration form and bill of lading has been obtained. The Company accounts for the revenue generated from sales of its products to its customers, in which the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods. All of the Company’s contracts have single performance obligation as the promise is to transfer the individual goods to customers, and there are no other separately identifiable promises in the contracts.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s revenue streams are recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. The Company’s products are sold with no right of return and the Company does not provide other credits or sales incentive to customers. The Company’s sales are net of value added tax (“VAT”) and business tax and surcharges collected on behalf of tax authorities in respect of product sales. As of September 30, 2025, the Company had unfinished contracts with various customers for total value over RMB 70 million (approximately $9.8 million). It is expected that these contracts will be finished in the four to six months after the date of this annual report is released.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit. The Company did not have contract assets as of September 30, 2025 and 2024.

The Company’s contract liability primarily relates to unsatisfied performance obligations when payment has been received from customers before the Company’s products are delivered, and are recorded as deferred revenue on the consolidated balance sheets. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred. Deferred revenue amounted to $219,678 and $506,769 as of September 30, 2025 and 2024, respectively.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended September 30, 2025, 2024 and 2023 are disclosed in Note 19 of the consolidated financial statements.

Research and development expenses

The Company expenses all internal research and development costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, including manufacturing costs, facility costs of the research center, and amortization and depreciation to intangible assets and property, plant and equipment used in the research and development activities. For the years ended September 30, 2025, 2024 and 2023, research and development expense were approximately $754,193, $1,620,656 and $298,469, respectively.

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

Advertising expense

Advertising expenses primarily relate to promotion of the Company’s brand name and products through outdoor billboards and social media such as Weibo and WeChat. Advertising expenses are included in selling expenses in the consolidated statements of income and comprehensive income. Advertising expenses amounted to $836, $13,135, $11,344 for the years ended September 30, 2025, 2024 and 2023, respectively.

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

The Company recognizes government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as other operating income totaled $37,256, $63,450 and $25,415 for the years ended September 30, 2025, 2024 and 2023, respectively.

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

The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the years ended September 30, 2025, 2024 and 2023. As of September 30, 2025 and 2024, all of the Company’s tax returns of its PRC subsidiaries remain open for statutory examination by PRC tax authorities.

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

Employee Defined Contribution Plan

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying consolidated statements of income and comprehensive income amounted to $102,650, $66,735, $93,190 and for the years ended September 30, 2025, 2024 and 2023, respectively.

Share Based Compensation

The Company recognize stock-based compensation expense on a straight-line basis over the applicable requisite service period, based on the grand date fair value of the award.

The fair value of shares issued for services is ealculated by multiplying the number of shares issued with the average price of three prior trading days’ closing prices as stipulated in the service agreements the Company entered into with various service providers.

The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model and the assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Loss) earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended September 30, 2025, no shares of options were considered in the diluted EPS calculation using treasure stock method. For the years ended September 30, 2024, 601 shares of options were considered in the diluted EPS calculation using treasury stock method. For the years ended September 30, 2023, 234 shares of options were considered in the diluted EPS calculation using treasury stock method.

The following table sets forth the computation of basic and diluted (loss) earnings per share for the years ended September 30, 2025, 2024 and 2023:

	For the Years ended September 30,
	2025	2024	2023
Numerator:
Net (loss) income attributable to ordinary shareholders	$(1,994,768)	$398,172	$4,595,982

Denominator:
Weighted-average number of ordinary shares outstanding – basic	2,755,232	95,513	36,558
Outstanding options	-	601	234
Outstanding warrants	-	-	-
Potentially dilutive shares from outstanding options and warrants	-	601	234
Weighted-average number of ordinary shares outstanding – diluted	2,755,232	96,114	36,792
(Loss) earnings per share – basic	$(0.72)	$4.17	$125.72
(Loss) earnings per share – diluted	$(0.72)	$4.14	$124.92

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

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of adopting this guidance on its financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures” (Subtopic 220-40) (“ASU 2024-03”). The objective of ASU 2024-03 is to improve disclosures about a public entity’s expenses, primarily through additional disaggregation of income statement expenses. In January 2025, the FASB further clarified the effective date of ASU 2024-03 with the issuance of Accounting Standards Update 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted and may be applied either on a prospective or retrospective basis. The Company is currently evaluating the impact ASU 2024-03 will have on its financial statement disclosures.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

NOTE 3— LIQUIDITY

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. In May 2024, the Company closed a private offering of ordinary shares and received subscription proceeds of $5.6 million.(see Note 15). In March 2025, the Company closed a public offering and received net proceeds of $10.7 million. (see Note 15)

As of September 30, 2025, the Company had cash and restricted cash of approximately $6.3 million and working capital of $19.5 million. For the year ended September 30, 2025, the Company had approximately $2.0 million net loss. As of September 30, 2025, the Company had outstanding bank loans of approximately $12.2 million from several PRC banks (including short-term bank loans of $10.2 million, current portion of long-term bank loans of approximately $1.1 million and long-term loan of $0.9 million). Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and the Company’s good credit history.

Based on the current operating plan, management believes that the above-mentioned measures, including cash and restricted cash of $6.3 million and $10.7 million proceeds from our public offering of Class A ordinary shares in March 2025, collectively will provide sufficient liquidity for the Company to settle the tax liabilities, to meet its future liquidity for at least 12 months from the date the Company’s consolidated financial statements are issued.

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

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2024, the Company classified the assets and liabilities in Gansu BMK as held for sale and completed the the equity transfer registration in November 2024. The following table summarizes the major classes of assets and liabilities of the discontinued Gansu BMK that have been classified as held-for-sale in the consolidated balance sheets:

	September 30, 2025		September 30, 2024

Carrying amounts of the major classes of assets included in discontinued operations:	$		$
Cash		-		1,405
Advance to suppliers		-		6,982,444
Property and equipment, net		-		5,812,646
Intangible assets, net		-		232,965
Total assets classified as held for sale		$-		$13,029,460

Carrying amounts of the major classes of liabilities included in discontinued operations:		-
Due to related parties		-		11,543
Total liabilities classified as held for sale		$-		$11,543

A summary of the Company’s major classes of line items constituting net loss from discontinued operations for the years ended September 30, 2025, 2024 and 2023 is as follows:

	For the Years Ended September 30,
	2025	2024	2023
Revenue	$-	$-	$-
Cost of revenue	-	-	-
Gross profit	-	-	-

Income (Expenses):
General and administrative expenses	-	(19,445)	(17,819)
Interest income	-	3	5
Interest expense	-	(70)	(56)
Other expenses	-	-)	(17
Net loss from discontinued operation before income taxes	-	(19,512)	(17,887)
Income tax expenses	-	-	-
Net loss from discontinued operation	$-	$(19,512)	$(17,887)

A summary of the Company’s cash flows from discontinued operations for the years ended September 30, 2025, 2024 and 2023 is as follows:

	For the Years Ended September 30,
	2025	2024	2023
	$	$	$
Net cash (used in) provided by operating activities from discontinued operations	-	(14,649)	(6,960,024)
Net cash used in investing activities from discontinued operations	-	(8,745)	(460,125)
Net cash provided by financing activities from discontinued operations	-	4,997	3,063

On June 26, 2025, App-Chem sold 51% equity ownership of Tianjin YHX for the consideration of RMB 1. The disposal does not represent a strategic shift of the Company and had no major effect on the Company’s operations and financial results.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	September 30, 2025	September 30, 2024

Accounts receivable	$11,719,890	$11,794,623
Less: allowance for doubtful accounts	(707,149)	(13,520)
Accounts receivable, net	$11,012,741	$11,781,103

The Company’s accounts receivable primarily includes balance due from customers when the Company’s products are sold and delivered to customers. Approximately $2.9 million or 26% of the net accounts receivable balance as of September 30, 2025 has been collected as of the date of the Company’s consolidated financial statements are released.

The following table summarizes the Company’s accounts receivable and subsequent collection by aging bucket:

Accounts Receivable by aging bucket	Balance as of September 30, 2025	Subsequent collection	% of subsequent collection

Less than 3 months	4,353,164	568,036	13%
From 4 to 6 months	2,569,282	425.057	17%
From 7 to 9 months	3,358,650	1,081,613	32%
From 10 to 12 months	3,488	-	0%
Over 1 year	1,435,306	842,815	59%
Total gross accounts receivable	11,719,890	2,917,521	25%
Allowance for doubtful accounts	(707,149)
Accounts Receivable, net	11,012,741	2,917,521	26%

Allowance for doubtful accounts movement is as follows:

	September 30, 2025	September 30, 2024

Beginning balance	$13,520	$13,004
Additions	693,822	-
Write-off uncollectible balance		-
Foreign currency translation adjustments	(193)	(516)
Ending balance	$707,149	$13,520

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – INVENTORIES, NET

Inventories, net, consist of the following:

	September 30, 2025	September 30, 2024

Raw materials	$20,814	$862,324
Finished goods	3,723,177	710,006
Inventory valuation allowance	(438,553)	(106)
Total inventory, net	$3,305,438	$1,572,224

NOTE 7 –ADVANCES TO SUPPLIERS, NET

Advances to suppliers, net, consist of the following:

Schedule of Advances to suppliers:	September 30, 2025	September 30, 2024

Raw materials purchase	$12,563,186	$9,480,638
Machinery and equipment	2,071,920	4,973,210
Others	1,303,003	15,451
Less: allowance for doubtful accounts	-	-
Advances to suppliers, net	$15,938,109	$14,469,299

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

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9— PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following:

	September 30, 2025	September 30, 2024

Buildings	$11,910,615	$12,082,715
Machinery, equipment and furniture	6,355,260	6,441,179
Motor Vehicles	211,000	218,541
Construction in progress	4,422,082	-
Subtotal	22,898,957	18,742,435
Less: accumulated depreciation	(4,740,668)	(3,736,749)
Property, plant and equipment, net	$18,158,289	$15,005,686

Depreciation expense was $1,048,886, $1,083,251 and $945,507 for the years ended September 30, 2025, 2024 and 2023, respectively.

NOTE 10 – INTANGIBLE ASSETS, NET

Intangible assets, net mainly consist of the following:

	September 30, 2025	September 30, 2024

Land use rights	$867,507	$859,864
Less: accumulated amortization	(93,965)	(82,869)
Land use rights, net	$773,542	$776,995

	September 30, 2025	September 30, 2024

Patent	$5,674,954	$-
Less: accumulated amortization	(23,604)	-
Land use rights, net	$5,651,351	$-

Amortization expenses were $38,749, $24,108 and $9,010 for the years ended September 30, 2025, 2024 and 2023, respectively. Estimated future amortization expense for intangible assets is as follows:

Fiscal years ending	Amortization expenses
2026	$377,160
2027	$377,160
2028	$377,160
2029	$377,160
2030	$377,160
Thereafter	$4,539,094
Total	$6,424,894

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11— DEBT

The Company borrowed from PRC banks, other financial institutions and third-parties as working capital funds. As of September 30, 2025 and 2024, the Company’s debt consisted of the following:

(a) Short-term loans:

		September 30, 2025	September 30, 2024

China Construction Bank (“CCB’)	(1)	$36,117	$36,639
Shanghai Pudong Development Bank (“SPD Bank”)	(2)	3,610,058	1,424,989
Beijing Bank	(3)	842,815	854,993
Industrial and Commercial Bank of China (“ICBC”)	(4)	702,346	142,499
Agricultural Bank of China	(5)	1,123,753	1,139,991
Bohai Bank	(6)	561,877	569,995
Bank of China	(7)	421,408	569,995
Postal Savings Bank of China	(8)	280,938	439,181
Qinnong Bank	(9)	983,284	498,746
Bank of Communication	(10)	-	42,465
Zheshang Bank	(11)	842,815	-
Chang’an Bank	(12)	842,815	-
Total short-term loans		$10,248,225	$5,719,493

(1) On December 14, 2023, Tongchuan DT entered into another loan agreement with CCB to borrow RMB 257,117 (equivalent to US$36,639) as working capital for one year, with maturity date on December 14, 2024 and interest rate of 3.95% per annum. On November 19, 2024, the Company borrowed RMB 257,117 (approximately $36,000) from CCB with interest rate of 3.85% per annum for one year.

(2) On February 7, 2024, Xi’an App-Chem, obtained an approval of line of credit from SPD Bank for a maximum of RMB 10.0 million (approximately $1.4 million) loans as working capital for one year and borrow RMB 10.0 million (equivalent to US$1.4 million) short-term loan out of this line of credit as working capital for one year subsequently, with interest rate of 4.1% per annum. As September 30, 2025, full amount of this loan had been repaid.

On February 21, 2025, the Company has borrowed RMB 9.5 million (approximately $1.3 million) from SPD Bank for one year with interest rate of 3.37% per annum. On July 31, 2025, the Company has borrowed RMB 2 million (approximately $0.28 million) from SPD Bank for one year with interest rate of 3.30% per annum. On August 18, 2025, the Company has borrowed RMB 7.7 million (approximately $1.1 million) from SPD Bank for one year with interest rate of 3.30% per anuum. On September 24, 2025, the Company has borrowed RMB 6.5 million (approximately $0.9 million) from SPD Bank for one year with interest rate of 2.84% per annum. As of September 30, 2025, total amount due to SPD Bank was RMB 25.7 million (approximately $3.6 million).

(3) On July 17, 2024, Xi’an App-Chem, entered into a loan agreement with Beijing Bank to borrow RMB 6.0 million (approximately US$0.8 million) short-term loan as working capital for one year, with interest rate of 4.30% per annum and maturity date on July 16, 2025. This loan had been extended for one year on July 14, 2025 with new interest rate of 3.75% and the mature date is July 9, 2026. The Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu provided guarantee to this loan. In addition, the Company pledged its 100% ownership interest in App-Chem Ag-tech and certain patent owned by the Company as collateral to guarantee this loan.

(4) On March 18, 2025, Xi’an App-Chem entered into a loan agreement with ICBC to borrow RMB 5.0 million (equivalent to US$702,346) as working capital for one year, with maturity date on March 14, 2026 and interest rate of 3.25% per annum.

On March 19, 2024, Xi’an App-Chem’s subsidiary, Tianjin YHX, entered into a loan agreement with ICBC to borrow RMB 1.0 million (equivalent to US$137,061) as working capital for one year, with maturity date on March 18, 2025 and interest rate of 3.35% per annum. As September 30, 2025, full amount of this loan had been repaid.

(5) On March 23, 2024, Xi’an App-Chem, entered into a loan agreement with Agricultural Bank of China to borrow RMB 8.0 million (approximately US$1.1 million) short-term loan as working capital for one year, with interest rate of 3.7% per annum and maturity date on March 22, 2025. The loan had been extended for one year on March 28, 2025 with new interest rate of 3.10% per annum and the maturity date is March 27, 2026. The Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu provided guarantee to this loan.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6) On January 23, 2024, Xi’an App-Chem, entered into a loan agreement with China Bohai Bank to borrow RMB 4.0 million (equivalent to US$0.5 million) as working capital for one year, with interest rate of 3.90% per annum and maturity date on January 21, 2025. This loan had been extended for one year on January 24, 2025 with new interest rate of 3.50% per annum. The maturity date is January 23, 2026. The Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu, provided guarantee to this loan.

(7) On August 2, 2024, Xi’an App-Chem, entered into a loan agreement with Bank of China to borrow RMB 4.0 million (equivalent to US$0.5 million) as working capital for one year, with interest rate of 4.10% per annum and maturity date on August 1, 2025. After this loan had been repaid, the Company borrowed RMB 3.0 million (approximately 0.4 million) with interest rate of 3.00% per annum from Bank of China. The maturity date is September 30, 2026. The Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu, provided guarantee to this loan.

(8) On February 1, 2024, Xi’an App-Chem, entered into a loan agreement with Postal Savings Bank of China to borrow RMB 3.1 million (equivalent to US$0.4 million) as working capital for one year, with interest rate of 4.10% per annum and maturity date on January 31, 2025. On February 27, 2025, the Company borrowed RMB 1.8 million (approximately $253,000) from Postal Savings Bank with interest rate of 3.90% per annum for one year. On February 28, 2025, the Company borrowed RMB 200,000 (approximately $28,000) from Postal Savings Bank with interest rate of 4.50% per annum for one year. The Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu, provided guarantee to this loan. As September 30, 2025, outstanding balance was RMB 2 million ($280,938).

(9) On August 12, 2024, Xi’an App-Chem, entered into a loan agreement with Qinnong Bank to borrow RMB 3.5 million (equivalent to US$0.5 million) as working capital for one year, with interest rate of 4.00% per annum and maturity date on July 11, 2025. On January 26, 2025 the Company borrowed RMB 3.5 million (approximately $0.5 million) from Qinnong Bank with interest rate of 4.00% for one year. On August 15, 2025 the Company borrowed RMB 3.5 million (approximately $0.5 million) from Qinnong Bank with interest rate of 4.00% for one year. The Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu, provided guarantee to this loan. As September 30, 2025, outstanding balance was RMB 7 million ($983,284).

(10) On March 15, 2024, Xi’an App-Chem’s subsidiary, Tianjin YHX, entered into a loan agreement with Bank of Communication to borrow RMB 0.3 million (equivalent to US$42,465) as working capital for one year, with maturity date on March 15, 2025 and interest rate of 3.65% per annum. On March 14, 2025, principal amount of RMB298,000 ($41,860) was renewed to February 9, 2026, with interest rate 3.65% per annum. After App-Chem sold 51% equity ownership of Tianjin YHX on June 26, 2025 for the consideration of RMB 1, the Company is no longer liable to such loan.

(11) On May 26, 2025, the Company borrowed RMB 6 million (approximately $0.84 million) from Zhengshang Bank with interest rate of 3.60% per annum for one year. The Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu, provided guarantee to this loan.

(12) On January 24, 2025, the Company borrowed RMB 6 million (approximately $0.84 million) from Chang’an Bank with interest rate of 3.40% per annum for one year. The Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu, provided guarantee to this loan.

(b) Long-term loans:

		September 30, 2025	September 30, 2024

Xi’an High-Tech Emerging Industry Investment Fund Partnership	(13)	$-	$46,523
Webank Co., Ltd.	(14)	-	174,062
Huaxia Bank	(15)	800,674	926,243
Qishang Bank	(16)	140,470	284,998
Ningxia Bank	(17)	983,284	-
Total		1,924,428	1,431,826
Less: current portion of long-term loans		(1,081,613)	(461,765)
Total long-term loans		$842,815	$970,061

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(13) On June 26, 2017, the Company’s subsidiary, Xi’an App-Chem, entered into a loan agreement with third-party Xi’an High-tech Emerging Industries Investment Fund Partnership (the “Lender”) to borrow RMB 8.0 million (approximately $1.2 million) as working capital for three years, with maturity date on June 25, 2020 and an interest rate of 3.8% per annum. The Company’s controlling shareholder, Mr. Yongwei Hu, pledged his proportionate ownership interest in Xi’an App-chem as collateral to safeguard this loan.

The loan matured on June 25, 2020 and not repaid on time due to COVID-19 impact. The Company has negotiated with the Lender to extend the loan repayment date to December 25, 2022 in accordance with a COVID-19 relief notice issued by local government, with adjusted interest rate of 4.75% per annum during the period from June 26, 2020 to June 25, 2021, and 5.225% per annum during the period from June 26, 2021 to December 31, 2023. The Company renew the loan agreement on January 1, 2024 for one more year with an interst rate of 5.23% and a maturity date of January 31, 2025

(14) On February 10, 2022, Xi’an App-Chem, entered into two loan agreements with Shenzhen Qianhai WeBank Co., Ltd, to borrow an aggregate of RMB 1.51 million (equivalent to US$212,808) loans as working capital for two years, with maturity date on February 12, 2024 and interest rate of 8.1% per annum. The loan was fully repaid on its maturity.

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

On January 12, 2023, Tianjin YHX, entered into another loan agreement with Shenzhen Qianhai WeBank Co., Ltd, to borrow RMB 150,000 (equivalent to US$20,559) as working capital for 24 months, with maturity date on January 20, 2025 and interest rate of 13.77% per annum. After App-Chem sold 51% equity ownership of Tianjin YHX on June 26, 2025 for the consideration of RMB 1, the Company is no longer liable to such loan.

On August 23, 2023, Tianjin YHX, entered into another loan agreement with Shenzhen Qianhai WeBank Co., Ltd, to borrow RMB 500,000 (equivalent to US$68,531) as working capital for 24 months, with maturity date on August 20, 2025 and interest rate of 14.76% per annum. After App-Chem sold 51% equity ownership of Tianjin YHX on June 26, 2025 for the consideration of RMB 1, the Company is no longer liable to such loan.

On September 15, 2023, Tianjin YHX, entered into another loan agreement with Shenzhen Qianhai WeBank Co., Ltd, to borrow RMB 27,000 (equivalent to US$3,701) as working capital for 24 months, with maturity date on September 20, 2025 and interest rate of 14.76% per annum. After App-Chem sold 51% equity ownership of Tianjin YHX on June 26, 2025 for the consideration of RMB 1, the Company is no longer liable to such loan.

On December 18, 2023, Tianjin YHX, entered into another loan agreement with Shenzhen Qianhai WeBank Co., Ltd, to borrow RMB 860,000 ($120,803) as working capital for 24 months, with maturity date on December 20, 2025 and interest rate of 16.02% per annum. After App-Chem sold 51% equity ownership of Tianjin YHX on June 26, 2025 for the consideration of RMB 1, the Company is no longer liable to such loan.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(15) On May 30, 2023, Xi’an App-Chem, obtained a RMB 2 million ($274,123) working capital loans from Huaxia Bank with fixed interest rate of 5% per annum for three years with a maturity date on May 30, 2026. As of September 30, 2025, oustanding balance of this loan was RMB 1.6 million ($224,751).

On March 1, 2024, Xi’an App-Chem, obtained a RMB 5.0 million ($712,494) working capital loans from Huaxia Bank with fixed interest rate of 4.5% per annum for two years with a maturity date on March 1, 2026. As of September 30, 2025, oustanding balance of this loan was RMB 4.1 million ($575,924).

(16) On August 22, 2023, the Company’s subsidiary, Xi’an App-Chem, obtained a working capital loan of RMB3.0 million ($411,184) from Qishang Bank with a floating interest rate of 5.10% per annum (adjusted on August 22, 2025) for three years, with a maturity date of August 8, 2026.

(17) On June 13, 2025, the Company borrowed RMB 7 million (approximately $0.98 million) from Ningxia Bank with interest rate of 4.00% per annum for two years. The maturity date is June 11, 2027. The Company’s controlling shareholder, Mr. Yongwei Hu and his wife Ms. Jing Liu, provided guarantee to this loan.

For the above-mentioned short-term and long-term loans from PRC banks and financial institutions, interest expense amounted to $366,180, $303,325 and $238,224 for the years ended September 30, 2025, 2024 and 2023, respectively.

NOTE 12 — RELATED PARTY TRANSACTIONS

(a) Due to related parties

	Related party relationship	September 30, 2025	September 30, 2024

Yongwei Hu	Chief Executive Officer and Controlling shareholder of the Company	$130,983	$81,089
Wenhu Guo	Senior Management of the Company	-	11,543
Sheying Wang	Senior Management of the Company	3,090	145,634
Yuantao Wang	49% shareholder of Tianjin YHX	-	18,105
Shaanxi Meishengyuan Biotechnology Co., Ltd	Mr Hu, the Chief Executive Officer and Controlling shareholder of the Company, is also the majority shareholder and director of this company	-	43
Total due to related parties		$134,073	$256,414

As of September 30, 2025 and 2024, the balance of due to related parties was comprised of the Company’s borrowings from related parties and was used for working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand.

(b) Due from related parties

	Related party relationship	September 30, 2025	September 30, 2024

Wenjuan Chen	Senior Management of the Company	$6,304	$4,700
Lu Jiang	Employee of the Company	757	768
Jing Liu	Wife of the controlling shareholder	76,132	7,709
Wenhu Guo	Senior Management of the Company	15,624	10,544
Shujie Mou	Senior Management of Tianjin YHX	-	2,953
Shaanxi Kangdi Health Technology Co., LTD	25% shareholder of Xi’an Shanfang	428,572	6,554
Total due from related parties		$527,389	$33,228

As of September 30, 2025 and 2024, the balance of due from related parties was mainly comprised of advance to the employees for business purposes, such as investment receivable from one related party, unreimbursed expenses and petty cash, etc.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Hong Kong

Tea Essence is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Tea Essence did not generate any assessable profits derived from Hong Kong sources in the years ended September 30, 2025, 2024 and 2023, and accordingly no provision for Hong Kong profits tax has been made in these periods.

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

CIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for the years ended September 30, 2025, 2024 and 2023 were reported at a blended reduced rate as a result of Xi’an App-chem being approved as a HNTE and enjoying a 15% reduced income tax rate, but subsidiaries of Xi’an App-chem are subject to a 25% income tax rate. The impact of the tax holidays noted above decreased foreign taxes by $1,311,877, $234,101 and $667,258 for the years ended September 30, 2025, 2024 and 2023, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.48, $0.25, $37.5 for the years ended September 30, 2025, 2024 and 2023, respectively.

	For the years ended September 30,
	2025	2024	2023
PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of income tax holiday	-20.3%	-32.7%	-12.0%
Permanent difference	-0.6%	1.2%	0.6%
Research and development deduction	18.7%	-226.4%	-5.4%
Change in valuation allowance	-42.6%	281.9%	9.8%
Effective tax rate	-19.8%	49.1%	18.0%

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of the income tax provision (benefit) are as follows:

	For the Years Ended September 30,
	2025	2024	2023
Current tax provision:
Cayman Islands	$-	$-	$-
Hong Kong			-
China	339,414	351,179	1,000,887
Sub-total	339,414	351,179	1,000,887

Deferred tax provision (benefit):
Cayman Islands	-	-	-
Hong Kong	-	-	-
China	-	-	1,411
Sub-total	-	-	1,411

Income tax provision	$339,414	$351,179	$1,002,298

Deferred tax assets

The Company’s deferred tax assets are comprised of the following:

	September 30, 2025	September 30, 2024

Deferred tax assets derived from allowance for doubtful accounts and net operating losses (“NOL”)	$864,916	$429,351
Less: valuation allowance	(864,916)	(427,963)
Deferred tax assets	$-	$1,388

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

A valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. The Company has subsidiaries in the PRC, among which 7 entities, including Xi’an CMIT, App-Chem Ag-tech, App-Chem Guangzhou, Tongchuan DT, Xi’an DT, Tianjin YHX and Gansu BMK, reported recurring operating losses since their inception and the chances for these subsidiaries that suffered recurring losses in prior period to become profitable in the foreseeable near future and to utilize their net operating loss carry forwards were remote. Accordingly, the Company provided valuation allowance of $864,916 and $427,963 for the deferred tax assets of these subsidiaries as of September 30, 2025 and 2024, respectively.

As of September 30, 2025, all of the Company’s tax returns of its PRC subsidiaries remain open for statutory examination by PRC tax authorities.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - OPERATING LEASE

On July 1, 2025, the Company entered into a lease agreement with Xi’an High-Tech Zone Innovation Park Development Center Co., Ltd., for the lease of Room 601, Block C, Gazelle Valley, No.69, Jinye Road, High-Tech Zone, Xi’an, Shaanxi, where the current Company headquarter locates.

Balance sheet information related to the operating lease is as follows:

	September 30, 2025	September 30, 2024

Operating lease assets:
Operating lease right of use assets	$113,250	$141,895
Total operating lease assets	113,250	141,895

Operating lease obligations:
Current operating lease liabilities	76,797	148,904
Non-current operating lease liabilities	36,601	-
Total operating lease obligations	$113,398	$148,904

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

September 30, 2025
Weighted-average remaining lease term	1.7

Weighted-average discount rate	3.76%

The following table summarizes the maturity of operating lease liabilities as of September 30, 2025:

12 months ending September 30,	US$
2026	$79,023
2027	20,740
2028	16,969
Total lease payments	116,732
Less: imputed interest	(3,334)
Total lease liabilities	$113,398

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15— SHAREHOLDERS’ EQUITY

Class A Ordinary Shares

Bon Natural Life Limited (“Bon Natural Life”, or the “Company”) was incorporated under the laws of Cayman Islands on December 11, 2019. The initial authorized number of ordinary shares was 45,000,000 shares with par value of US$0.001 each. On March 9, 2024, the Company adopted an amendment of Memorandum of Association to amend the capital of the Company into 270,000,000 ordinary shares of a par value of US$0.001 each. On April 15, 2025, the Company adopted an amendment of Memorandum of Association to amend the capital of the Company into 1,000,000,000 Class A ordinary shares of a par value of US$0.025 each. Each Class A ordinary share is entitiled to one vote on all matters subject to the vote at general meetings of the Company. On April 11, 2024 and May 19, 2025, the Company effected 1-for-10 and 1-for-25 reverse stock split, respectively. All share numbers and per share amounts have been retroactively adjusted in the accompanying consolidated financial statements.

Class B Ordinary Shares

On April 15, 2025, the Company adopted an amendment of Memorandum of Association to amend the capital of the Company into 50,000,000 Class B ordinary shares of a par value of US$0.001 each. Each Class B ordinary share is entitled to one hundred votes on all matters subject to the vote at general meetings of the Company. Class B ordinary shares are convertible to Class A ordinary shares at a rate of twenty-five Class B ordinary shares to one Class A ordinary share.

On January 17, 2023, the Company closed a private offering of ordinary shares and warrants to purchase ordinary shares. A total of 11,000 Class A ordinary shares were issued to a total of five investors (the “Investors”) at a subscription price of $200 per share, for total subscription proceeds of $2,200,000. In addition, for each share subscribed for by the Investors, the Company issued one warrant to purchase one ordinary share at an exercise price of $220 per share, exercisable for a period of 24 month for a total of 11,000 shares. A commission of $168,532 were paid related to this private offering.

On May 16, 2024, the Company closed a private offering of ordinary shares and warrants to purchase ordinary shares. In connection with the offering, the Company issued (i)24,055 Class A ordinary shares and 72,165 warrants at a price of $57.25 per share, and (ii) 1,844,050 Class B ordinary shares and 221,286 warrants at a price of $2.29 per share, for total gross proceeds of approximately $5.6 million. The warrants had an exercise price of $63.00 per share to purchase Class A ordinary shares and an expiration period of four months. All warrants expired oon September 15, 2024.

On March 16, 2025, the Company priced a public offering for the sale of units as described below for aggregate gross proceeds to the Company of $12 million, before deducting placement agent fees and other estimated expenses payable by the Company. The Company offered 333,333 units, consisting of 28,000 ordinary units (“Ordinary Units”) and 305,333 pre-funded units (“Pre-Funded Units”). Each Ordinary Unit consists of one Class A ordinary share of the Company, par value $0.025 per share (“Class A Ordinary Share”), one Series A warrant (“Series A Warrant”) to purchase one Class A Ordinary Share at an exercise price of $36 per share and one Series B warrant (“Series B Warrant”) to purchase one Class A Ordinary Share at an initial exercise price of $54 per share. Each Pre-Funded Unit consists of one pre-funded warrant (“Pre-Funded Warrant”) to purchase one Class A Ordinary Share, one Series A Warrant and one Series B Warrant. The purchase price of each Ordinary Unit was $36, and the purchase price of each Pre-Funded Unit was equal to such price minus $0.025.

The Pre-Funded Warrants was exercisable immediately upon issuance and will expire when exercised in full. The Series A Warrants and Series B Warrants was immediately exercisable upon issuance and will expire on the three year anniversary of their initial issuance date.

The exercise price of the Series A Warrants was reset immediately following the thirtieth (30th) trading day (the “Reset Date”) following the issuance date of the Series A Warrants to a price equal to 105% of the arithmetic average of the sum of the three lowest per share volume-weighted average prices (“VWAPs”) of the Class A Ordinary Shares on the Nasdaq Capital Market (“Nasdaq”) for the twenty (20) trading days immediately prior to the Reset Date, provided that such price shall not be lower than $7.2 (the “Floor Price”). As of the September 30, 2025, the exercise price of Series A Warrants was not set.

As of September 30, 2025, the Pre-Funded Warrants had been fully exercised; none of the Series A Warrants had been exercised; and Series B Warrants had been fully exercised in a cashless manner.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Warrants

In connection with the Company’s private placements in fiscal year 2024 and public offerings in fiscal year 2025, the Company issued warrants to investors to purchase the the ordinary shares at various price. A summary of warrants activity for the years ended September 30, 2025, 2024 and 2023 was as follows:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Term
Outstanding, September 30, 2023	11,000	$220.00	0.3
Granted	293,450	$63.00	0.3
Expired	(293,450)	$63.00	(0.3)
Outstanding, September 30, 2024	11,000	$220.00	0.3
Granted	972,000	$30.87	2.0
Expired	(11,000)	$220.00	(0.3)
Exercised	(638,667)	$28.20	-
Outstanding, September 30, 2025	333,333	$36.00	2.5
Exercisable, September 30, 2025	333,333	$36.00	2.5

Non-controlling interest

As of September 30, 2025, the Company’s subsidiary, Xi’an App-Chem, owns the 75% of the equity interest in Xi’an DT. As of September 30, 2024, the Company’s subsidiary, Xi’an App-chem, owns majority of the equity interest in the following two entities: Xi’an Dietary Therapy Medical Technology Co., Ltd (“Xi’an DT”) and Tianjin Yonghexiang Bio(Tech) Co., Ltd. (“Tianjin YHX”). The following table reconciles the non-controlling interest as of September 30, 2025 and 2024:

	Xi’an DT	Tianjin YHX	Total
As of September 30, 2024	$463,006	$(20,158)	$442,848
Elimination of NCI at disposal of subsidiary		59,592	59,592
Net loss attributable to non-controlling interest	(6,382)	(48,281)	(54,663)
Foreign currency translation adjustment	(9,565)	8,847	(718)
As of September 30, 2025	$447,059	$-	$447,059

On June 26, 2025, App-Chem sold 51% equity ownership of Tianjin YHX for the consideration of RMB1. The disposal does not represent a strategic shift of the Company and had no major effect on the Company’s operations and financial results.

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

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Shares issued for services

On May 31, 2023, the Company entered into consulting agreements with a third-party consultant, which provide financial and acquisition consulting services. The Company issued 2,000 of its Class A ordinary shares to the consultant in lieu of cash payments for such services. The 2,000 Class A ordinary shares were valued at $174,904 and are fully expensed for the year ended September 30, 2023.

On August 2, 2023, the Company issued 280 of its Class A ordinary shares to a third-party consultant, which provide legal advice services. The 280 Class A ordinary shares were valued at $43,400 and were expensed for the year ended September 30, 2023.

On October 2, 2023, the Company granted and issued 8,800 Class A ordinary shares with a fair value of $886,820 based on the closing share price of $100.75 to several employees and consultants through the 2024 Equity Incentive plan. All issued shares were vested immediately.

On February 22, 2024, the Company granted and issued 800 shares of Class A ordinary shares with a fair value of $99,020 based on the closing price of $123.75 to a consultant that offered legal consulting services. All issued shares were vested immediately.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On October 22, 2024, the Company issued 8,000 shares of its Class A ordinary shares to a third-party consultant, which provide legal advice services. The 8,000 shares were valued at $296,000 and were expensed for the year ended September 30, 2025.

On April 7, 2025, the Company issued 368,422 shares of its Class A ordinary shares to a third-party consultant, which provide research and development advice services. The 368,422 shares were valued at $1,750,000. During fiscal year 2025, the Company charged $301,779 into research and development expenses.

On April 7, 2025, the Company issued 200,000 shares of its Class A ordinary shares to a third-party consultant, which provide marketing consulting services. The 200,000 shares were valued at $800,000. During twelve months ended September 30, 2025, the Company charged $237,037 into selling expenses.

On April 7, 2025, the Company issued 242,858 shares of its Class A ordinary shares to a third-party consultant, which provide consulting advice services. The 242,858 shares were valued at $850,000. During fiscal year ended September 30, 2025, the Company charged $273,630 into general and administrative expenses.

On August 14, 2025, the Company issued 496,183 shares of its Class A ordinary shares to a third-party consultant, which provide research and development advice services. The 496,183 shares were valued at $650,000. During twelve months ended September 30, 2025, the Company charged $133,197 into research and development expenses.

On August 14, 2025, the Company issued 399,025 shares of its Class A ordinary shares to a third-party consultant, which provide marketing consulting services. The 399,025 shares were valued at $540,000. During fiscal year 2025, the Company charged $67,315 into selling expenses.

On August 14, 2025, the Company issued 226,027 shares of its Class A ordinary shares to a third-party consultant, which provide consulting advice services. The 226,027 shares were valued at $330,000. During twelve months ended September 30, 2025, the Company charged $36,616 into general and administrative expenses.

Options

The Company provides stock-based compensation to employees, directors and consultants under the 2024 Equity Incentive Plan. The fair value of the stock option was estimated on the date of grant using Black-Scholes option pricing model. The following was used in determing the fair value of the stock options granted during the fiscal years ended September 30, 2025 and 2024.

	For the Years Ended September 30,
	2025	2024
Exercise price	$2.5	$2.5
Expected term (years)	5.2	5.2
Expected stock price volatility	150.0%	150.0%
Risk-free rate of interest	4.55%	5.58%
Expected dividend rate	0%	0%

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

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended September 30, 2025, 2024 and 2023, stock-based compensation associated with amortization of stock option expense was $47,998, $44,000 and $131,092, respectively. All stock-based compensation was recorded as a component of general and administrative expense.

The following table summarizes the Company’s stock option activities:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding, September 30, 2023	356	$2.5	9.0
Granted	469	2.5	10.0
Forfeited	-	-	-
Exercised	-	-	-
Outstanding, September 30, 2024	825	$2.5	8.4
Granted	10,067	2.5	10.0
Forfeited	-	-	-
Exercised	-	-	-
Exercisable, September 30, 2025	10,892	2.5	9.6

NOTE 17 - CONCENTRATION

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance. For the years ended September 30, 2025, 2024 and 2023, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries located in the PRC.

As of September 30, 2025 and 2024, $6,265,978 and $657,205 of the Company’s cash was on deposit at financial institutions in the PRC. Per PRC regulations, the maximum insured bank deposit amount is RMB500,000 (approximately $70,235) for each financial institution. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness. The Company has not experienced any losses in such accounts. As of September 30, 2025 and 2024, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries located in the PRC.

The Company sells its products primarily through direct distributors in the People’s Republic of China (the “PRC”) and to some extent, the overseas customers in European countries, North America and Middle East. For the year ended September, 2025, two customers accounted for 24.3% and 15.7% of the Company’s total revenue, respectively. For the year ended September 30, 2024, three customers accounted for 38.6%, 28.0% and 15.9% of the Company’s total revenue, respectively. For the year ended September 30, 2023, three customers accounted for 41.8%, 29.5% and 11.1% of the Company’s total revenue, respectively.

As of September 30, 2025, four customers accounted for approximately 36.5%, 26.1%, 20.3% and 13.9% of the total accounts receivable balance, respectively. As of September 30, 2024, three customers accounted for approximately 51.4%, 19.0% and 28.8% of the total accounts receivable balance, respectively.

For the year ended September 30, 2025, four suppliers accounted for approximately 22.5%, 16.9%, 14.2% and 10.8% of the total purchases, respectively. For the year ended September 30, 2024, two suppliers accounted for approximately 50.8% and 21.4% of the total purchases, respectively. For the years ended September 30, 2023 three suppliers accounted for approximately 41.8%, 29.5% and 11.1% of the total purchases, respectively.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - COMMITMENTS AND CONTINGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the years ended September 30, 2025, 2024 and 2023, the Company did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

NOTE 19— DISAGGREGATION OF REVENUES

Revenue by product categories

The summary of our total revenues by product categories for the years ended September 30, 2025, 2024 and 2023 was as follows:

	For Years ended September 30,
	2025	2024	2023
Fragrance compounds	$8,081,897	$4,944,475	$14,315,810
Health supplements (solid drinks)	3,326,864	6,740,630	8,704,468
Bioactive food ingredients	7,261,923	12,159,451	6,502,075
Total revenue	$18,670,684	$23,844,556	$29,522,353

NOTE 20 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 22, 2026, the date which the financial statements were available to be issued, and has concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

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

The Company did not pay any dividend for the periods presented. As of September 30, 2025 and 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

PARENT COMPANY BALANCE SHEETS

	As of September 30,
	2025	2024
ASSETS
CURRENT ASSETS
Cash	$45,665	$414
Acquisition deposit
Due from subsidiaries	23,402,786	10,625,991
Prepaid expenses and other current assets	2,374,808	5,474,580
TOTAL CURRENT ASSETS	25,823,259	16,100,985

NON-CURRENT ASSETS
Investment in subsidiaries	31,727,421	27,805,706
TOTAL NON-CURRENT ASSETS	31,727,421	27,805,706

TOTAL ASSETS	$57,550,680	$43,906,691

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$-	$-

COMMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A Ordinary shares ($0.025 par value, 1,000,000,000 shares authorized, 6,086,971 and 77,149 shares issued and outstanding as of September 30, 2025 and 2024, respectively)	152,174	1,928
Class B Ordinary shares ($0.001 par value, 50,000,000 shares authorized, 2,041,839 shares issued and outstanding as of September 30, 2025 and 2024)	2,042	2,042
Additional paid-in capital	40,791,764	25,005,100
Retailed earnings	19,480,271	21,475,039
Accumulated other comprehensive loss	(2,875,571)	(2,577,418)
TOTAL BON NATURAL LIFE LIMITED SHAREHOLDERS’ EQUITY	$57,550,680	$43,906,691

TOTAL LIABILITIES AND BON NATURAL LIFE LIMITED SHAREHOLDERS’ EQUITY	$57,550,680	$43,906,691

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended September 30,
	2025	2024	2023
Selling expenses	$(304,352)	$-	$-
General and administrative expenses	(1,554,078)	(1,672,772)	(846,930)
Research and development expenses	(434,976)	-	-
Total operating expenses	(2,293,406)	(1,672,772)	(846,930)

Interest (expense) income	(1,001)	-	2
Equity in (losses) earnings of subsidiaries and VIEs	299,639	2,070,944	5,442,910

Net (loss) income attributable to Bon Natural Life Limited	(1,994,768)	398,172	4,595,982
Foreign currency translation adjustment	(298,153)	1,104,027	(1,050,274)
Comprehensive income attributable to Bon Natural Life Limited	$(2,292,921)	$1,502,199	$3,545,708

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$(1,994,768)	$398,172	$4,595,982
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiaries and VIEs	(299,639)	(2,070,944)	(5,442,910)
Amortization of stock-based compensation	-	848,445	131,092
Issuance of ordinary and warrants shares for services	1,393,573	471,395	218,304
Allowance for doubt accounts	-	1,000,000	-
Changes in operating assets and liabilities:
Payables due to subsidiaries	(12,826,599)	(750,021)	(1,596,032)
Prepaid expenses and other current assets	3,099,772	(5,497,500)	65,669
Net cash used in operating activities	(10,627,661)	(5,600,453)	(2,027,895)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment of acquisition deposit	-	-	-
Net cash used in investing activities	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of ordinary shares	10,672,912	5,600,000	2,027,544
Proceeds from exercise of stock options	-	-	-
Cash let to subsidiaries and VIEs	-	-	-
Net cash provided by financing activities	10,672,912	5,600,000	2,027,544

Changes in cash	45,251	(453)	(354)

Cash at the beginning of the year	414	867	1,221

Cash at the end of the year	$45,665	$414	$867

